As filed with the Securities and Exchange Commission on October 24, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________

SURF AIR MOBILITY INC.
(Exact name of Registrant as specified in its charter)

______________

Delaware	4522	36-5025592
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

12111 S. Crenshaw Blvd.
Hawthorne, CA 90250
(310) 365-3675
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________

Carl Albert
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250
(310) 365-3675
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

With copies to:

C. Brophy Christensen, Jr., Esq. Jeeho M. Lee, Esq. Noah Kornblith, Esq. O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, California 94111 Telephone: (415) 984-8700	David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Eric T. Schwartz, Esq. Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174 Telephone: (212) 818-8800

_______________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED [    ], 2022

PROXY STATEMENT FOR SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING OF
TUSCAN HOLDINGS CORP. II

_______________________

PROSPECTUS FOR UP TO 130,355,601 SHARES OF COMMON STOCK AND
11,118,750 WARRANTS TO PURCHASE COMMON STOCK OF
SURF AIR MOBILITY INC.

_______________________

The board of directors of Tuscan Holdings Corp. II, a Delaware corporation (“Tuscan”), has approved a Business Combination Agreement, dated as of May 17, 2022, as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated as of September 1, 2022 (the “Amendment”), and as may be further amended, modified, supplemented or waived from time to time in accordance with its terms (the “Merger Agreement”), by and among Tuscan, Surf Air Global Limited, a BVI business company formed under the laws of the British Virgin Islands (the “Company” or “Surf Air”), Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“SAM”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SAM (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of SAM (“Merger Sub II” and together with the Company, SAM and Merger Sub I, the “Surf Entities”).

Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into Tuscan (the “First Merger”), with Tuscan surviving the First Merger as a wholly-owned subsidiary of SAM, and (ii) simultaneously with the First Merger, Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of SAM. The Merger Agreement contemplates a related business combination transaction, governed by a separate agreement, pursuant to which on the closing date a wholly-owned subsidiary of SAM will be merged with and into Southern Airways Corporation, a Delaware corporation (“Southern”), after which Southern will be a wholly-owned subsidiary of SAM (the “Southern Acquisition”). Tuscan sometimes refers to the Mergers and the other transactions contemplated by the Merger Agreement, including the Southern Acquisition, as the “Business Combination.”

Following the Mergers and the Southern Acquisition, (i) the Company, Southern and Tuscan will be wholly-owned subsidiaries of SAM, (ii) the security holders of Tuscan, the Company and Southern will be security holders of SAM, (iii) SAM will be the publicly traded company, and (iv) SAM will own directly or indirectly all of the equity securities, assets, business and operations of each of Tuscan, the Company, and Southern.

Concurrently with the execution of the Merger Agreement the Company entered into the Share Purchase Agreement with GEM Global Yield LLC SCS and Gem Yield Bahamas Limited providing for the Share Subscription Facility up to $400 million. The Company also entered into certain SAFEs for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash), which provide, among other things, for the conversion of such SAFEs into shares of common stock of SAM in connection with the consummation of the Mergers.

For the purposes of the closing conditions to the Merger Agreement, the combined company will be deemed to have received $400 million under the Share Purchase Agreement substantially concurrently with the Closing, even though the actual receipt of cash under the Share Purchase Agreement will not occur at the Closing and may not occur at all. Accordingly, the closing of the Business Combination may occur, even in circumstances where all of Tuscan’s trust account is used to pay holders of Tuscan’s public shares who exercise their redemption rights, the combined company receives no cash at the Closing, and funding under the Share Purchase Agreement remains subject to the satisfaction of certain conditions, including a registration statement for the facility having been declared effective.

At the effective time of the First Merger (the “First Effective Time”), each share of common stock of Tuscan, par value $0.0001 per share (“Tuscan Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than shares to be redeemed as described elsewhere in this proxy statement/prospectus) will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of SAM Common Stock. Each warrant of Tuscan to purchase one share of Tuscan Common Stock (the “Tuscan Warrants”) issued and outstanding immediately prior to the First Effective Time will be converted into a warrant to purchase one share of SAM Common Stock (the “SAM Warrants”) on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Effective Time under the terms of the warrant agreement, dated July 11, 2019, by and between Tuscan and Continental Stock Transfer & Trust Company (the “Warrant Agreement”). Tuscan expects that each of the units of Tuscan (“Tuscan Units”), consisting of one share of Tuscan Common Stock and one-half of one Tuscan Warrant, will be separated into its constituent securities immediately prior to the First Effective Time.

The aggregate consideration payable to the security holders of the Company and Southern at the closing of the Business Combination is a number of shares of SAM Common Stock equal to (i) $850 million, less (B) the amount of indebtedness of the Company and its subsidiaries (including any SAFEs of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15 million, plus (C) if the Commercial and Strategic Arrangement Condition (as defined in this proxy statement/prospectus) is satisfied as of or prior to the Closing, $100 million, divided by (ii) $10.00 (“Company Closing Share Consideration”).

At the effective time of the Second Merger (the “Second Effective Time”), each ordinary share of the Company (“Company Ordinary Share”), including Ordinary Shares issuable upon conversion of preferred shares of the Company issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled and shares as to which the holders have exercised their statutory dissenter’s rights as described elsewhere in this proxy statement/prospectus) shall be canceled and converted into the right to receive the Company Closing Per Share Consideration. The “Company Closing Per Share Consideration” is a number of shares of SAM Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of SAM Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Company Ordinary Shares immediately prior to the Second Effective Time on a fully diluted basis, including the Company Warrant Shares and the Company Note Shares (as defined below), and including the Ordinary Shares issuable upon conversion of the preferred shares of the Company. The fully-diluted Company Ordinary Shares outstanding exclude (a) shares reserved under the Company’s equity plans but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) any equity interest of any of the parties issuable in connection with SAFEs and such other financings effected by the Company, SAM or any of their respective subsidiaries after the execution of the Merger Agreement but prior to or concurrent with the closing.

Each issued and outstanding warrant of the Company (“Company Warrant”) that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Warrant, assuming a net exercise of the Company Warrant and the conversion into Ordinary Shares of any preferred shares of the Company issuable upon such exercise (the “Company Warrant Shares”). Each convertible promissory note of the Company (“Company Convertible Note”) that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Ordinary Share underlying the Company Convertible Note (the “Company Note Shares”). Each option to purchase Company Ordinary Shares (“Company Option”) issued under the Company’s 2016 Equity Incentive Plan, as amended (the “Company Plan”), whether vested or unvested, that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Option, and the exercise price will be correspondingly adjusted. Each outstanding award of restricted stock units granted by the Company with respect to the Company Ordinary Shares (“Company RSU”) that is then outstanding and unvested shall be fully vested, and shall be automatically converted into the Company Closing Per Share Consideration for each Ordinary Share underlying the Company RSU. If any Company Ordinary Shares are, immediately prior to the Second Effective Time, subject to vesting conditions that are not accelerated at the Second Effective Time, then the shares of SAM Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

Additionally, following the closing of the Mergers and the Southern Acquisition, the security holders of the Company and Southern will have the contingent right to receive, as additional consideration, up to an aggregate of 28,000,000 shares of SAM Common Stock, or 38,000,000 shares of SAM Common Stock if the Commercial and Strategic Condition is not satisfied prior to the closing of the Merger (the “Earnout Shares”), upon the satisfaction of certain earnout conditions, as described elsewhere in this proxy statement/prospectus.

Concurrently with the execution of the Merger Agreement, Tuscan and Tuscan’s sponsor, Tuscan Holdings Acquisition II, LLC (the “sponsor”), entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”) with the Surf Entities. The Sponsor Letter Agreement provides for, among other things, certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of SAM Common Stock issuable in respect of the sponsor’s founder shares, as follows: (i) 50% of the shares (or 2,156,250 shares) shall be immediately vested from and after the First Effective Time; (ii) up to 20% of the shares (or 862,500 shares) shall become vested and no longer subject to forfeiture upon the satisfaction of the earnout conditions under the Merger Agreement (other than the Commercial and Strategic Arrangement Condition) as described elsewhere in this proxy statement/prospectus; and (iii) 30% of the shares (or 1,293,750 shares) will be transferred or distributed in connection with non-redemption and financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM.

Accordingly, this proxy statement/prospectus covers up to an aggregate of 130,355,601 shares of SAM Common Stock and 11,118,750 SAM Warrants, representing the estimated maximum number of shares and warrants to be issued or reserved for issuance to the securityholders of Tuscan, the Company and Southern in connection with the Business Combination.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting in lieu of an annual meeting of stockholders of Tuscan scheduled to be held on [    ], 2022.

The Tuscan Common Stock and Tuscan Warrants are currently listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “TCHA” and “TCHAW,” respectively. Tuscan and Surf Air intend to apply for approval to list the SAM Common Stock and SAM Warrants on Nasdaq under the proposed symbols “SRFM” and “SRFMW,” respectively, to be effective at the consummation of the Business Combination. It is a condition to the consummation of the Business Combination that the shares of SAM Common Stock to be issued in the Mergers be approved for listing on Nasdaq (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders), but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Each of Tuscan and SAM is an “emerging growth company” and “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and has elected to comply with certain reduced public company reporting requirements. See “Summary of the Proxy Statement/Prospectus — Emerging Growth Company.”

This proxy statement/prospectus provides you with detailed information about the Mergers and other matters to be considered at the special meeting in lieu of an annual meeting of Tuscan’s stockholders. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 61 of this proxy statement/prospectus. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [            ], 2022, and is first being mailed to Tuscan securityholders on or about such date.

TUSCAN HOLDINGS CORP. II
135 E. 57th Street, 17th Floor
New York, New York 10022

NOTICE OF
SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING
TO BE HELD ON [    ], 2022

TO THE STOCKHOLDERS OF TUSCAN HOLDINGS CORP. II:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of an annual meeting (the “special meeting”) of stockholders of Tuscan Holdings Corp. II (“Tuscan”), a Delaware corporation, will be held at [    ] eastern time, on [    ], 2022. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting, held solely over the internet by means of a live audio webcast. You are cordially invited to attend and participate in the special meeting by accessing the meeting web portal located at https://www.cstproxy.com/tuscanholdingscorpii/sm2022. The special meeting will be held for the following purposes:

(1)    Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to adopt the Business Combination Agreement, dated as of May 17, 2022, as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated as of September 1, 2022 (the “Amendment”), and as may be further amended, modified, supplemented or waived from time to time in accordance with its terms (the “Merger Agreement”), by and among Tuscan, Surf Air Global Limited, a BVI business company formed under the laws of the British Virgin Islands (the “Company” or “Surf Air”), Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“SAM”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SAM (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of SAM (“Merger Sub II” and together with the Company, SAM and Merger Sub I, the “Surf Entities”), a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby (the “Business Combination”), including (i) the merger of Merger Sub I with and into Tuscan (the “First Merger”), with Tuscan surviving the First Merger as a wholly-owned subsidiary of SAM, and (ii) simultaneously with the First Merger, the merger of Merger Sub II with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of SAM. The Merger Agreement also contemplates a related business combination transaction, governed by a separate agreement, pursuant to which on the closing date a wholly-owned subsidiary of SAM will be merged with and into Southern Airways Corporation, a Delaware corporation (“Southern”), after which Southern will be a wholly-owned subsidiary of SAM (the “Southern Acquisition”) — we refer to this proposal as “The Business Combination Proposal”;

(2)    Proposal No. 2 — The Charter Amendments Proposal — to consider and vote upon a proposal to adopt the Amended and Restated Certificate of Incorporation of SAM (the “Amended and Restated Certificate of Incorporation,” a copy of which is attached to the proxy statement/prospectus as Annex B)— we refer to this proposal as “The Charter Amendments Proposal”;

(3)    Proposal No. 3 — The Director Election Proposal — to elect seven (7) directors who will serve as directors of SAM until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal — we refer to this proposal as “The Director Election Proposal”;

(4)    Proposal No. 4 — The Nasdaq Proposal — to consider and vote upon a proposal to approve, as required by the rules of The Nasdaq Stock Market LLC (“Nasdaq”), the issuance by SAM, as the successor to Tuscan, of shares of SAM Common Stock in connection with the Business Combination and related transactions, in an amount equivalent to greater than 20% of the number of shares of the Tuscan Common Stock outstanding before the execution of the Merger Agreement and which may result in a Change of Control of SAM, as the successor to Tuscan, under Nasdaq Listing Rules, including (a) the issuance of shares of SAM Common Stock, including as earnout consideration, pursuant to Mergers and the Southern Acquisition, (b) the issuance of shares of SAM Common Stock in a private placement transaction pursuant to the Amended and Restated Share Purchase Agreement (the “Share Purchase Agreement”) with GEM

Global Yield LLC SCS and Gem Yield Bahamas Limited (“GEM”), providing for an equity line of credit up to $400 million, and (c) the issuance of shares of SAM Common Stock in a private placement transaction pursuant to the conversion of the Simple Agreements for Future Equity (the “SAFEs”), executed simultaneously with the Merger Agreement, for an aggregate amount of approximately $49 million — we refer to this proposal as “The Nasdaq Proposal”;

(5)    Proposal No. 5 — Incentive Plan Proposal — to consider and vote upon a proposal to approve the 2022 Equity Incentive Plan (the “2022 Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, which is an equity incentive compensation plan for employees and other service providers of SAM and its subsidiaries — we refer to this proposal as “The Incentive Plan Proposal”;

(6)    Proposal No. 6 — Employee Stock Purchase Plan — to consider and vote upon a proposal to approve the 2022 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex E, which provides for employees of SAM and its subsidiaries, to purchase shares of SAM Common Stock — we refer to this proposal as “The ESPP Proposal”; and

(7)    Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Tuscan that additional time is necessary to complete the Mergers for any reason — we refer to this proposal as “The Adjournment Proposal.”

We also will transact any other business as may properly come before the special meeting in connection with the transactions contemplated by the Merger Agreement or any adjournment or postponement thereof.

The items of business listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the special meeting, we urge you to read the attached proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS ENTITLED “RISK FACTORS.”

Only holders of record of Tuscan Common Stock at the close of business on [    ], 2022 (the “record date”) are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting. A complete list of Tuscan stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Tuscan for inspection by stockholders during business hours for any purpose germane to the special meeting.

After careful consideration, Tuscan’s board of directors (the “Tuscan Board”) has determined that each of the Business Combination Proposal, the Charter Amendments Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal is fair to and in the best interests of Tuscan and its stockholders and recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendments Proposal, “FOR” the election of the director nominees identified in the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal. When you consider the recommendations of the Tuscan Board, you should keep in mind that Tuscan’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a stockholder of Tuscan. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination.”

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and on the election of the nominees set forth in the Director Election Proposal. If any of the foregoing proposals are not approved or nominees are not elected and the applicable closing condition in the Merger Agreement is not waived, the remaining proposals will not be presented to stockholders for a vote.

You may cast your vote at the special meeting if you are a holder of record of Tuscan Common Stock on the record date. However, if your Tuscan Common Stock is held in “street name” or in a margin or similar account at a brokerage firm or bank, you must (i) contact and instruct your broker or bank on how to vote your shares to ensure that votes related to the shares you beneficially own are properly voted and counted or (ii) obtain a proxy from your broker or bank to vote your shares.

All Tuscan stockholders are cordially invited to attend and participate in the special meeting by accessing the meeting web portal located at https://www.cstproxy.com/tuscanholdingscorpii/sm2022. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of Tuscan Common Stock on the record date, you may also cast your vote at the special meeting. If your Tuscan Common Stock is held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own.

Whether or not you plan to attend the special meeting virtually, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted and counted.

If you have any questions or need assistance voting your Tuscan Common Stock, please contact Advantage Proxy Inc., our proxy solicitor, by calling (877) 870-8565. Questions can also be sent by email to ksmith@advantageproxy.com. This notice of special meeting and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/tuscanholdingscorpii/sm2022.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
[ ]
Stephen A. Vogel
Chairman and Chief Executive Officer

[            ], 2022

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (THE “PUBLIC STOCKHOLDERS”) OF SHARES OF TUSCAN COMMON STOCK ISSUED IN TUSCAN’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, PUBLIC STOCKHOLDERS MUST TENDER THEIR PUBLIC SHARES, EITHER BY PHYSICALLY DELIVERING THEIR STOCK CERTIFICATE(S) TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, TUSCAN’S TRANSFER AGENT, OR BY ELECTRONICALLY DELIVERING SUCH SHARES USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM, NO LATER THAN TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD PUBLIC SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING OF TUSCAN STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

Annexes

ii

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by SAM, constitutes a prospectus of SAM under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of SAM Common Stock to be issued to Tuscan’s, Surf Air’s and Southern’s security holders in the Business Combination. This document also constitutes a notice of a meeting and a proxy statement of Tuscan under Section 14(a) of the Exchange Act with respect to the special meeting at which Tuscan stockholders will be asked to consider and vote on a proposal to adopt the Merger Agreement and approve the Business Combination, as well as to consider and vote on certain other related proposals.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Tuscan stockholders nor the issuance by SAM of SAM Common Stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Tuscan and its business, operations, management and other matters has been provided by Tuscan and information contained in this proxy statement/prospectus regarding the Company and its business, operations, management and other matters has been provided by the Company.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, please contact Tuscan’s proxy solicitor listed below. You will not be charged for any of the documents that you request.

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Attn: Karen Smith
Toll Free Telephone: (877) 870-8565
Main Telephone: (206) 870-8565
E-mail: ksmith@advantageproxy.com

In order for you to receive timely delivery of the documents in advance of the special meeting to be held on [    ], 2022, you must request the information by [            ], 2022.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 275 of this proxy statement/prospectus.

iii

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Tuscan, the Company and Southern own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their respective businesses and that are used in this proxy statement/prospectus. This proxy statement/prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but the owners will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry position and industry data and estimates that have been obtained or derived from independent consultant reports, publicly available information, various industry publications and other industry sources. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although SAM, Tuscan, the Company and Southern believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. SAM’s, Tuscan’s, the Company’s and Southern’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While SAM, Tuscan, the Company and Southern are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

FREQUENTLY USED TERMS

As used in this proxy statement/prospectus:

•        “At-Risk Sponsor Shares,” as defined in the Merger Agreement, means a number of shares of SAM Common Stock equal to thirty percent (30%) of the shares of SAM Common Stock issuable in respect of the Tuscan founder shares in the First Merger without giving effect to any vesting requirements or forfeiture obligations.

•        “Available Cash,” as defined in the Merger Agreement, means, without duplication, the amount equal to, as of immediately prior to the Closing: (a) the amount of immediately available funds contained in Tuscan’s trust account available for release to Tuscan (for the avoidance of doubt, which shall exclude the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Tuscan Common Stock), plus (b) any funds to be received by SAM, Tuscan, the Company or any subsidiary of the Company pursuant to the Share Subscription Facility, the SAFEs or any equity or debt financing transaction in which SAM, Tuscan, the Company or any subsidiary of the Company is entitled to receive the financing proceeds, substantially concurrently with the Closing (it being understood that (i) $400 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing and (ii) that the funds invested under the SAFEs will be deemed received by SAM substantially concurrently with the Closing), plus (c) all funds held by Tuscan outside of Tuscan’s trust account and immediately available to Tuscan without restriction, minus any Unpaid Transaction Expenses (as defined in the Merger Agreement) allocable to Tuscan pursuant to clause (i) of the definition of Unpaid Transaction Expenses or other unpaid contingent liabilities of Tuscan (other than liabilities resulting from liability treatment and classification of the Tuscan Warrants).

•        “Business Combination” means the Mergers and the other transactions contemplated by the Merger Agreement, including the Southern Acquisition.

•        “Change of Control,” as defined in the Merger Agreement, means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than SAM, Tuscan, the Company or any of their respective subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in SAM, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the SAM Board immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the SAM Board or (ii) the voting securities of SAM immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into 50% or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination, or (c) the result of which is a sale or other transfer, by operation of law or otherwise, of all or substantially all of the assets of SAM to any person.

•        “Closing” means the closing of the transactions contemplated by the Merger Agreement, including the Mergers.

•        “Code” means the Internal Revenue Code of 1986, as amended.

•        “Commercial and Strategic Arrangement Condition,” as defined in the Merger Agreement, means if the Company, SAM or any of their respective subsidiaries enters into a binding commitment for (i) a Commercial and Strategic Arrangement (as defined below) with certain specified airlines or (ii) a fleet order to provide 50 or more electrified aircraft or powertrains to a reputable U.S. or non-U.S. airline, in either case prior to the later of (i) the Closing and (ii) December 31, 2022. A “Commercial and Strategic Arrangement” shall mean an agreement required to be filed by SAM on Form 8-K under the Exchange Act (or which would be required to be filed by SAM or the Company if it were a listed company subject to the Exchange Act), including, without limitation, a distribution deal, joint loyalty program, pilot pipeline, fleet order, electrification order or, for non-U.S. airlines, an agreement to franchise service to their region.

•        “Company” or “Surf Air” means Surf Air Global Limited, a BVI business company formed under the laws of the British Virgin Islands, and all of its direct and indirect subsidiaries.

•        “Company Board” or “Surf Air Board” means the board of directors of Surf Air.

•        “Company Closing Per Share Consideration,” as defined in the Merger Agreement, means a number of shares of SAM Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of SAM Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Company Ordinary Shares immediately prior to the Second Effective Time on a fully diluted basis (including the Company Warrant Shares and the Company Note Shares, and including the Company Ordinary Shares issuable upon the preferred conversion, but (a) excluding shares reserved under the Company Plan, but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) excluding any equity interest of any of the parties issuable in connection with SAFEs and such other financings effected by the Company, SAM or any of their respective subsidiaries after the execution of the Merger Agreement, but prior to or concurrent with the Closing).

•        “Company Closing Share Consideration,” as defined in the Merger Agreement, means a number of shares of SAM Common Stock equal to (i) (A) $850 million less (B) the amount of indebtedness of the Company and its subsidiaries (including, for the avoidance of doubt, any SAFEs of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding, for the avoidance of doubt, Southern and its subsidiaries) in excess of $15 million, plus (C) if the Commercial and Strategic Arrangement Condition is satisfied as of or prior to the Closing, $100 million divided by (ii) $10.00.

•        “Company Convertible Notes” means the convertible promissory notes of the Company issued and outstanding prior to the Closing.

•        “Company Member Approval,” as defined in Merger Agreement, means the approval by the requisite number of holders of Company Ordinary Shares and Company Preferred Shares of proposals (i) to approve the Second Merger and the other transactions contemplated by the Merger Agreement and adopt the Merger Agreement, (ii) to convert each Company Preferred Share into Company Ordinary Shares immediately prior to the Second Effective Time in accordance with the terms of the Company’s organizational documents, (iii) to approve the 2022 Plan, (iv) to approve the ESPP, (v) to approve the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, (vi) to approve the members of the SAM Board as of the Closing and (vii) to approve such other proposals that the Company Board deems advisable or necessary for the purpose of consummating the Mergers and the transactions contemplated by the Merger Agreement.

•        “Company Note Shares” means the Company Ordinary Shares that would be issued immediately prior to the Second Effective Time assuming the conversion of the Company Convertible Notes.

•        “Company Options” means the options of the Company to purchase Company Ordinary Shares.

•        “Company Ordinary Shares” means the ordinary shares of the Company having a par value of US$0.001 each.

•        “Company Plan” means the Company’s 2016 Equity Incentive Plan, as amended.

•        “Company Preferred Shares” means the preferred shares of the Company.

•        “Company RSUs” means the awards of restricted stock units granted by the Company with respect to the Company Ordinary Shares.

•        “Company Warrants” means the warrants of the Company, entitling the holders thereof to purchase Company Ordinary Shares or Company Preferred Shares.

•        “Company Warrant Shares” means the number of Company Ordinary Shares that would be issued immediately prior to the Second Effective Time assuming (x) the net exercise of the Company Warrants and (y) the conversion into Company Ordinary Shares of the Company Preferred Shares issuable upon exercise of the Company Warrants to purchase Company Preferred Shares.

•        “COVID-19” means the disease caused by severe acute respiratory syndrome coronavirus 2, including any evolutions or mutations thereof (including additional variants).

•        “DGCL” means the Delaware General Corporation Law, as amended.

•        “Draw Down Pricing Period” as defined in the Share Purchase Agreement, means a period of 20 consecutive trading days on Nasdaq (“Trading Days”) commencing with the first Trading Day designated in each Draw Down Notice (as defined therein).

•        “EarlyBirdCapital” means EarlyBirdCapital, Inc., the representative of the underwriters of Tuscan’s initial public offering.

•        “Earnout Shares” means up to an aggregate of 28,000,000 shares of SAM Common Stock, or 38,000,000 shares of SAM Common Stock if the Commercial and Strategic Condition is not satisfied prior to the Closing, issuable after the Closing of the Mergers pursuant to the Merger Agreement, upon the satisfaction of certain earnout conditions, as further described under “Summary of the Material Terms of the Mergers.”

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

•        “Existing Charter” means Tuscan’s amended and restated certificate of incorporation, as amended to date.

•        “First Effective Time” means the effective time of the First Merger.

•        “First Merger” means the merger of Merger Sub I with and into Tuscan, with Tuscan surviving as a wholly-owned subsidiary of SAM, upon the terms and subject to the conditions of the Merger Agreement.

•        “founder shares” means the shares of Tuscan Common Stock issued to Tuscan’s sponsor prior to Tuscan’s initial public offering for an aggregate purchase price of $25,000.

•        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•        “IRS” means the Internal Revenue Service.

•        “IPO” or “Initial Public Offering” means the initial public offering of the Tuscan.

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

•        “Marcum” means Marcum LLP, an independent registered public accounting firm serving as auditor for Tuscan.

•        “Merger Agreement” means the Business Combination Agreement, dated as of May 17, 2022, as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated as of September 1, 2022 (the “Amendment”), and as may be further amended, modified, supplemented or waived from time to time in accordance with its terms, by and among Tuscan, the Company, SAM, Merger Sub I and Merger Sub II.

•        “Merger Sub I” means THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SAM.

•        “Merger Sub II” means SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of SAM.

•        “Merger Subs” means Merger Sub I and Merger Sub II, collectively.

•        “Mergers” means the First Merger and the Second Merger, collectively.

•        “Nasdaq” means the Capital Market of The Nasdaq Stock Market, LLC.

•        “private units” means the Tuscan Units issued in a private placement simultaneously with Tuscan’s initial public offering, at a purchase price of $10.00 per unit.

•        “private warrants” means the Tuscan Warrants issued in a private placement simultaneously with Tuscan’s initial public offering, at a purchase price of $1.00 per warrant.

•        “public shares” means the shares of Tuscan Common Stock included in the Tuscan Units issued in Tuscan’s initial public offering.

•        “public stockholders” means holders of public shares.

•        “record date” means [    ], 2022.

•        “redeeming stockholders” means the holders of Tuscan Common Stock who exercise the right to have their public shares redeemed for a pro rata share of the funds held in Tuscan’s trust account (net of taxes payable), as described in this proxy statement/prospectus.

•        “redemption rights” means the rights to demand redemption of the public shares.

•        “representative shares” means the shares of Tuscan Common Stock issued to EarlyBirdCapital prior to Tuscan’s initial public offering at a purchase price of $0.0001 per share.

•        “SAFEs” means the Simple Agreements for Future Equity, by and between the Company and the respective investors listed therein.

•        “SAM” means Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company prior to the Business Combination, which will become a publicly traded company holding all of the equity securities, assets, business and operations of each of Tuscan, the Company, and Southern upon Closing of the Business Combination.

•        “SAM Board” means the board of directors of SAM.

•        “SAM Common Stock” means the common stock of SAM, par value $0.0001 per share.

•        “SAM Warrants” means the warrants of SAM (into which the Tuscan Warrants will be converted at the First Effective Time), each entitling the holder thereof to purchase one share of SAM Common Stock at an exercise price of $11.50 per share, upon the terms and conditions set forth in Warrant Agreement, dated July 11, 2019, by and between Tuscan and Continental Stock Transfer & Trust Company, as amended at the Closing, including to make SAM a party thereto.

•        “SEC” means the United States Securities and Exchange Commission.

•        “Amended and Restated Bylaws” means the amended and restated bylaws of SAM following the Mergers.

•        “Amended and Restated Certificate of Incorporation” means the amended and restated certificate of incorporation of SAM following the Mergers, as set forth in Annex B.

•        “Second Effective Time” means the effective time of the Second Merger.

•        “Second Merger” means, simultaneously with the First Merger, the merger of the Company with and into Merger Sub II, with the Company surviving as a wholly-owned subsidiary of SAM, upon the terms and subject to the conditions of the Merger Agreement.

•        “Securities Act” means the Securities Act of 1933, as amended.

•        “Share Subscription Facility” means the equity line of credit up to $400 million pursuant to the Share Purchase Agreement.

•        “Share Purchase Agreement” means the Amended and Restated Share Purchase Agreement, dated as of May 17, 2022, by and between the Company, GEM Global Yield LLC SCS and Gem Yield Bahamas Limited.

•        “Southern” means Southern Airways Corporation, a Delaware corporation.

•        “Southern Acquisition” means the business combination transaction pursuant to which on the Closing date a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM.

•        “special meeting” means the special meeting in lieu of an annual meeting of the stockholders of Tuscan that is the subject of this proxy statement/prospectus.

•        “sponsor” means Tuscan Holdings Acquisition II LLC, a Delaware limited liability company and an affiliate of Tuscan’s directors and officers.

•        “Surf Entities” means the Company, SAM, Merger Sub I and Merger Sub II.

•        “TAI” means the Textron Aviation Inc and affiliates.

•        “trust account” means Tuscan’s trust account established for the benefit of the public stockholders.

•        “Tuscan” means Tuscan Holdings Corp. II, a Delaware corporation.

•        “Tuscan Board” means the board of directors of Tuscan.

•        “Tuscan Common Stock” means shares of common stock, par value $0.0001 per share, of Tuscan.

•        “Tuscan Units” means the units of Tuscan, each consisting of one share of Tuscan Common Stock and one-half of one Tuscan Warrant.

•        “Tuscan Warrants” means the warrants of Tuscan (which will be converted into SAM Warrants at the First Effective Time), each entitling the holder thereof to purchase one share of Tuscan Common Stock at an exercise price of $11.50 per share, upon the terms and conditions set forth in Warrant Agreement, dated July 11, 2019, by and between Tuscan and Continental Stock Transfer & Trust Company.

•        “U.S. GAAP” means generally accepted accounting principles in the United States.

•        “VWAP,” as defined in the Merger Agreement, means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the SAM Board.

For a further description of the terms used to refer to Surf Air’s business, please see the section entitled “Glossary of Terms Related to SAM’s, Surf Air’s and Southern’s Businesses” on page 8 of this proxy statement/prospectus.

GLOSSARY OF TERMS RELATED TO SAM’s, SURF AIR’S AND SOUTHERN’S BUSINESSES

As used in this proxy statement/prospectus:

•        “Aircraft-as-a-Service” means the product we intend to offer bundling certain aircraft ownership related costs, potentially including leasing, insurance, powertrain maintenance and operating software for both conventional internal combustion and/or electrified aircraft to operators with the goal of creating a recurring revenue stream.

•        “airframes” means the mechanical structure of an aircraft.

•        “ATC” means air traffic control, a service provided by air traffic controllers who direct aircraft on the ground and through a given section of controlled airspace.

•        “CCPA” means the California Consumer Privacy Act of 2018.

•        “Certificate” means a certificate issued under section 41102 of 49 U.S.C. Subtitle VII.

•        “Cessna Caravan” refers to the family of aircraft produced by Textron Aviation’s Cessna, and includes the Caravan, Grand Caravan and Caravan EX models, as well as their cargo derivatives.

•        “DOT” means the United States Department of Transportation.

•        “EAS” means Essential Air Service, which is a program run by the DOT to guarantee that small communities are served by certificated air carriers that maintain a minimum level of scheduled air service.

•        “EPU” means the magni650 Electric Power Unit.

•        “FAA” means the United States Federal Aviation Administration, a transportation agency, which sits within the DOT.

•        “FBO” means fixed base operator. An entity that is an FBO is granted the right by an airport to operate at the airport and provide services such as fueling, hangaring, parking, aircraft rental, along with other similar services.

•        “OEM” means original equipment manufacturer, which is a company whose goods are used as components in the products of another company, which then sells the finished item to other users.

•        “Part 135” means Part 135 of Title 14 of the U.S. Code of Federal Regulations.

•        “Part 298” means Part 298 of Title 14 of the U.S. Code of Federal Regulations.

•        “Part 380” means Part380 of Title 14 of the U.S. Code of Federal Regulations.

•        “powertrain” refers to the components in the aircraft that generate power and for propulsion.

•        “Powertrains-as-a-Service” means the product we intend to offer with all of our electrified powertrains, charging the operator a recurring and time based fee for using the powertrain, as well as for access to the connected-powertrain software for predictive maintenance capabilities we are in the process of developing.

•        “SAF” means sustainable aviation fuel, which is biofuel used to power aircraft. This biofuel has similar properties to conventional jet fuel but with a smaller carbon footprint.

•        “Supplemental Type Certificate” or “STC” is a certification issued by the FAA when an applicant has received FAA approval to modify an aeronautical product from its original design. The STC approves not only the modification, but also how the modification affects the original design of the aeronautical product.

•        “TCB” is an FAA management team involved in the certification process for obtaining a STC.

•        “TSA” means the Transportation Security Administration, an administration within the U.S. Department of Homeland Security.

•        “Type Certificate” or “TC” is a certification issued by the FAA when an applicant has received FAA approval for a new aeronautical product from its original design.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, and any other statements that do not relate to historical matters are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends, although the absence of these words does not mean that a statement is not forward-looking. Tuscan and Surf Air caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Tuscan and Surf Air’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of Surf Air’s products and services, the dependence on third party partnerships in the development of electrification powertrains, the potential success of Surf Air’s marketing and expansion strategies, potential benefits of the Business Combination (including with respect to stockholder value) and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of Tuscan and Surf Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

•        SAM’s limited operating history and that SAM has not yet manufactured any hybrid-electric or electric aircraft;

•        the inability to maintain and strengthen Surf Air’s brand and its reputation as a regional airline;

•        any accidents or incidents involving hybrid-electric or electric aircraft;

•        the inability to accurately forecast demand for products and manage product inventory in an effective and efficient manner;

•        the dependence on third party partners and suppliers for the components and collaboration in SAM’s development of electrified powertrains, and any interruptions, disagreements or delays with those partners and suppliers;

•        the inability to execute business objectives and growth strategies successfully or sustain SAM’s growth;

•        the inability of SAM’s customers to pay for SAM’s services;

•        a delay in completing, or the inability to complete, the transactions contemplated by the Business Combination, due to a failure to obtain the approval of the stockholders of Tuscan, a failure to satisfy other conditions to Closing in the Merger Agreement, or some other reason;

•        the inability of SAM to obtain additional financing or access the capital markets to fund its ongoing operations on acceptable terms and conditions;

•        the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the inability to obtain the listing of SAM’s Common Stock and warrants on the Nasdaq following the Business Combination;

•        the risk that the Business Combination disrupts Surf Air’s current plans and operations;

•        the reaction of Surf Air’s customers to the Business Combination;

•        the inability to realize anticipated benefits of the Business Combination, which could result from, among other things, competition or the inability of the combined business to grow and manage growth profitably;

•        costs related to the Business Combination;

•        the outcome of any legal proceedings that might be instituted against Tuscan or Surf Air, including any legal proceedings relating to the proposed Merger Agreement;

•        changes in applicable laws or regulations, and the impact of the regulatory environment and complexities with compliance related to such environment;

•        the possibility that Tuscan or Surf Air might be adversely affected by other economic, business or competitive factors; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those indicated under the section entitled “Risk Factors.”

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to any of SAM, Tuscan, the Company or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Tuscan and Surf Air undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

There may be events in the future that Tuscan and Surf Air are not able to predict accurately or over which they has no control. The section in this proxy statement/prospectus entitled “Risk Factors,” “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Tuscan and Surf Air in such forward-looking statements.

SUMMARY OF THE MATERIAL TERMS OF THE MERGERS

•        The parties to the Merger Agreement are Tuscan, Merger Sub I, Merger Sub II, SAM and the Company. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Tuscan, with Tuscan surviving as a wholly-owned subsidiary of SAM. Simultaneously with the First Merger, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub II will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of SAM. The Merger Agreement also contemplates a related business combination transaction, governed by a separate agreement, pursuant to which at the Closing a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM. See the sections entitled “Proposal No. 1: The Business Combination Proposal” and “The Merger Agreement.”

•        At the closing of the Business Combination, the security holders of Tuscan will receive a like number of securities of SAM with like terms, as follows:

•        At the First Effective Time, each share of Tuscan Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares to be redeemed as described elsewhere in this proxy statement/prospectus) will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of SAM Common Stock.

•        Each Tuscan Warrant issued and outstanding immediately prior to the First Effective Time will be converted into a SAM Warrant on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Effective Time under the terms of the Tuscan Warrant Agreement.

•        The aggregate Company Closing Share Consideration payable to the security holders of the Company and Southern at the closing of the Business Combination is a number of shares of SAM Common Stock equal to (i) $850 million, less (A) the amount of indebtedness of the Company and its subsidiaries (including any simple agreements for future equity of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15 million, plus (B) if the Commercial and Strategic Arrangement Condition (as defined in the Merger Agreement and described elsewhere in this proxy statement/prospectus) is satisfied as of or prior to the Closing, $100 million, divided by (ii) $10.00.

•        At the Second Effective Time, each Company Ordinary Share issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled and shares as to which the holders have exercised their statutory dissenter’s rights) shall be canceled and converted into the right to receive the Company Closing Per Share Consideration. The Company Closing Per Share Consideration is a number of shares of SAM Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of SAM Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Company Ordinary Shares immediately prior to the Second Effective Time on a fully diluted basis, including the Company Warrant Shares and the Company Note Shares, and including the Ordinary Shares issuable upon conversion of Company Preferred Shares. The fully diluted Company Ordinary Shares outstanding excludes (a) shares reserved under the Company’s equity plans, but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) any equity interest of any of the parties issuable in connection with SAFEs and such other financings effected by the Company, SAM or any of their respective subsidiaries after the execution of the Merger Agreement, but prior to or concurrent with the Closing. Based on the assumptions used to prepare the pro forma financial information set forth elsewhere in this proxy statement/prospectus, the Company Closing Per Share Consideration would be 0.10 shares of SAM Common Stock. The actual Company Closing Per Share Consideration may be more or less than this amount.

•        At the Second Effective Time, each issued and outstanding Company Warrant that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Warrant Share. Each Company Convertible Note that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Note Share. Each Company Option issued under the Company Plan, whether vested or unvested, that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Option, and the exercise price will be correspondingly adjusted. Each outstanding award of Company RSUs that is then outstanding and unvested shall be fully vested, and shall be automatically converted into the Company Closing Per Share Consideration for each Ordinary Share underlying the Company RSU. If any Company Ordinary Shares are, immediately prior to the Second Effective Time, subject to vesting conditions that are not accelerated at the Second Effective Time, then the shares of SAM Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

•        In accordance with the Southern Acquisition Agreement, the Southern security holders are entitled to 12.5% of the aggregate deal consideration in the business combination, including 12.5% of any earnout that is achieved. At the Effective Time (as defined in the Southern Acquisition Agreement), any Warrant (as defined in the Southern Acquisition Agreement and herein referred to as the “Southern Warrant(s)”) that is outstanding and unexercised shall by its terms expire without consideration, and shall not be assumed or otherwise replaced by SAM in any respect. Prior to the Effective Time of the Southern Acquisition Agreement, Southern shall provide notice to the holders of the Southern Warrants of the transaction contemplated in the Southern Acquisition Agreement in accordance with the terms of the Southern Warrants.

•        Additionally, following the closing of the Mergers and the Southern Acquisition, the security holders of the Company, pursuant to the Merger Agreement, and the security holders of Southern, pursuant to the Southern Acquisition, will have the contingent right to receive, as additional consideration, up to an aggregate of 28,000,000 Earnout Shares, or 38,000,000 Earnout Shares if the Commercial and Strategic Condition is not satisfied prior to the closing of the Merger, upon the satisfaction of certain earnout conditions. The security holders of the Company shall have the right to receive 87.5% of the Earnout Shares pursuant to the Merger Agreement and the security holders of Southern shall have the right to receive the remaining 12.5% of the Earnout Shares pursuant to the Southern Acquisition. Under the earnout provisions of the Merger Agreement, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time: (i) 6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for SAM filed with the SEC, SAM’s total audited revenue is at least $200 million, or the volume-weighted average price of the SAM Common Stock is at least $12.00 for 20 out of 30 trading days after the six-month anniversary of the Closing and prior to the five-year anniversary of the closing; (ii) 6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 for SAM filed with the SEC, SAM’s total audited revenue is at least $425 million, or the volume-weighted average price of the SAM Common Stock is at least $14.00 for 20 out of 30 trading days after the one-year anniversary of the closing and prior to the five-year anniversary of the Closing; (iii) 6,125,000 Earnout Shares, if on or prior to December 31, 2025, SAM or any of its subsidiaries receives certification from the Federal Aviation Administration (“FAA”) for a hybrid-electric propulsion system for the Cessna Model 208B Grand Caravan EX aircraft, or the volume-weighted average price of the SAM Common Stock is at least $16.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the closing; and (iv) 6,125,000 Earnout Shares, if, on or prior to the five-year anniversary of the Closing, SAM or any of its subsidiaries receives certification from the FAA for a fully electric propulsion system for the Cessna Model 208B Grand Caravan EX, or the volume-weighted average price of the SAM Common Stock is at least $18.00 for 20 out of 30 trading days after the one-year anniversary of the closing and prior to the five-year anniversary of the closing. In addition, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time 8,750,000 shares of SAM Common Stock, if the Commercial and Strategic Arrangement Condition is not satisfied prior to the closing, but is satisfied after the closing and prior to December 31, 2022. Pursuant to the Southern Acquisition, the remaining 4,750,000 shares of SAM Common Stock comprising the earnout consideration likewise are issuable to the stockholders of Southern upon satisfaction of the earnout conditions described above. The earnout provisions are described in more detail in this proxy statement/prospectus in the section entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers.”

•        Concurrently with the execution of the Merger Agreement the Company entered into the Share Purchase Agreement with GEM Global Yield LLC SCS and Gem Yield Bahamas Limited providing for the Share Subscription Facility up to $400 million. The Company also entered into certain SAFEs for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash), which provide, among other things, for the conversion of such SAFEs into shares of common stock of SAM in connection with the consummation of the Mergers.

•        Concurrently with the execution of the Merger Agreement, Tuscan, the Surf Entities, and the sponsor entered into the Sponsor Letter Agreement. The Sponsor Letter Agreement provides, among other things, for certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of SAM Common Stock issuable in respect of the Tuscan founder shares, as follows: (i) 50% of the shares (or 2,156,250 shares) shall be immediately vested from and after the First Effective Time (the “Immediately Vested Founder Shares”), (ii) up to 20% of the shares (or 862,500 shares) shall become vested and no longer subject to forfeiture, upon the satisfaction of the earnout conditions under the Merger Agreement (other than the Commercial and Strategic Arrangement Condition) as described elsewhere in this proxy statement/prospectus, and (iii) 30% of the shares (or 1,293,750 shares) will be transferred or distributed in connection with any non-redemption or financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM (the “At-Risk Sponsor Shares”).

•        Assuming (i) no redemptions by Tuscan Stockholders; (ii) the Company’s indebtedness does not exceed $15 million; (iii) the Company Options are not exercised and the Company Warrants are exercised prior to Closing; (iv) the Commercial and Strategic Transaction Condition is not satisfied prior to the Closing such that the corresponding Earnout Shares are not issued and (v) the parties do not enter into any non-redemption or financing arrangements and the At-Risk Sponsor Shares are forfeited, immediately after the Closing of the Business Combination, the former securityholders of Surf Air and Southern will hold approximately 84.4% of the issued and outstanding shares of SAM Common Stock, the current public stockholders of Tuscan will hold approximately 2.7% of the issued and outstanding shares of SAM Common Stock, the sponsor will hold approximately 3.3% of the issued and outstanding shares of SAM Common Stock, EarlyBirdCapital will hold approximately 0.2% of the issued and outstanding shares of SAM Common Stock, the holders of the SAFEs will hold approximately 7.7% of the issued and outstanding shares of SAM Common Stock, certain advisors to Surf Air will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock and GEM will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock. See the sections entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers” and “Proposal No. 1: The Business Combination Proposal — Pro Forma Ownership of SAM Upon Closing.”

•        A portion of the shares of SAM Common Stock issued in the Mergers will be subject to restrictions on transfer. Concurrently with the execution of the Merger Agreement, the sponsor entered into a Confidentiality and Lockup Agreement (the “Lock-Up Agreement”) with SAM, pursuant to which (i) 95% of the Covered Shares that are Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder’s shares will not be transferable until the date that is the one-year anniversary of the closing. In addition, under the Amended and Restated Bylaws to be in effect upon the closing of the Business Combination, 95% of the shares of SAM Common Stock issued to the directors, officers and affiliates of the Company as of immediately prior to the Second Effective Time will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the closing, but in any event not before the date that is four months after the closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

•        At the Closing, SAM will enter into a registration rights agreement (the “Registration Rights Agreement”) with the sponsor, EarlyBirdCapital and certain members of the Company, which requires SAM to file a shelf registration statement covering the resale by such stockholders of certain shares of SAM Common Stock and SAM Warrants issued under the Merger Agreement and grants such stockholders certain customary demand and piggyback registration rights. Furthermore, under the iHeartMedia SAFE, Broader Media Holdings, LLC, an affiliate of iHeartMedia, Inc., and, under the Share Subscription Facility, GEM will have certain customary registration rights.

•        The Merger Agreement provides that either Tuscan or Surf Air may terminate the Merger Agreement under certain circumstances, including if the Mergers have not been consummated on or before November 17, 2022 (the “Outside Date”). The Outside Date will automatically be extended without any further action by any party until February 17, 2023 if either (i) the registration statement of which this proxy statement/prospectus forms a part has not been declared effective by the SEC as of the original Outside Date, or (ii) the registration statement has been declared effective by the SEC, but the approval of the proposals described in this proxy statement/prospectus has not been obtained at least five business days prior to then-current Outside Date. The right to terminate the Merger Agreement on or after the Outside Date will not be available to any party that is in breach or violation of the Merger Agreement and such breach or violation is the primary cause of the failure to close by the Outside Date. See the section entitled “The Merger Agreement — Termination.”

•        Under the Sponsor Letter Agreement, the sponsor agreed to vote its shares of Tuscan Common Stock in favor of the Merger Agreement and the related transaction documents and against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Tuscan contained in the Merger Agreement or any other transaction document, and against certain other actions or proposals involving Tuscan or its subsidiaries that are intended, or would reasonably be suspected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement. The sponsor owns 61.3% of the outstanding shares of Tuscan Common Stock as of the date of this proxy statement/prospectus. Accordingly, the sponsor may approve the Business Combination even if every holder of public shares votes against the Business Combination.

•        Concurrently with the execution of the Merger Agreement, certain members of the Company (the “Company Key Members”) entered into a voting and support agreement (the “Voting Support Agreement”), pursuant to which each Company Key Member has agreed, among other things and subject to certain exceptions, (i) to vote in favor of the approval and adoption of the Merger Agreement, the other transaction documents and the transactions contemplated by the Merger Agreement and the other transaction documents, (ii) to vote in favor of certain related proposals (including a proposal to convert the preferred shares of the Company into Ordinary Shares immediately prior to the Second Effective Time), and (iii) to terminate that certain Shareholders Agreement, dated as of August 15, 2016, as amended, by and among the Company and the members of the Company signatory thereto, to which such Company Key Stockholder is a party, effective as of the Second Effective Time. See the section entitled “Proposal No. 1: The Business Combination Proposal — Related Agreements and Transactions.”

•        In addition to voting on proposals to approve the Merger Agreement and the Mergers, the stockholders of Tuscan will vote on proposals to: (i) adopt the Amended and Restated Certificate of Incorporation; (ii) elect the nominees identified in this proxy statement/prospectus as directors of SAM; (iii) approve, as required by the rules of the Nasdaq Stock Market, the issuance by SAM, as the successor to Tuscan, of shares of SAM Common Stock in connection with the Business Combination and the related transactions; (iv) approve the 2022 Plan; (v) approve the ESPP; and (vi) adjourn the special meeting to a later date or dates if it is determined by Tuscan that additional time is necessary to complete the Mergers for any reason. The approval of these proposals (other than the Adjournment Proposal) is a condition to the consummation of the Business Combination. See the sections entitled “Proposal No. 2: The Charter Amendments Proposal,” “Proposal No. 3: The Director Election Proposal,” “Proposal No. 4: The Nasdaq Proposal,” “Proposal No. 5: The Incentive Plan Proposal,” “Proposal No. 6: The ESPP Proposal” and “Proposal No. 7: The Adjournment Proposal.”

•        Upon completion of the Mergers, in accordance with the Merger Agreement and assuming the election of the nominees listed in this proxy statement/prospectus, the SAM Board will be comprised of Sudhin Shahani, Carl Albert, John D’Agostino, Stan Little, Edward Mady, Ann Nelson and [    ]. See the section entitled “Proposal No. 3: The Director Election Proposal.”

•        Upon completion of the Mergers, in accordance with the Merger Agreement, the executive officers of SAM will include Stan Little, as Chief Executive Officer and Deanna White, as Chief Financial Officer, and the other persons described in the section entitled “Management of SAM After the Business Combination.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus and only briefly address some commonly asked questions about the special meeting and the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not purport to include all information that may be important to security holders of Tuscan, the Company and Southern. Security holders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein, to fully understand the proposed Business Combination and the voting procedures for the special meeting.

Q.     Why am I receiving this proxy statement/prospectus?

A.     Tuscan and the Company have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and Tuscan encourages its stockholders to read it in its entirety. Tuscan’s stockholders are being asked to consider and vote upon a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including (a) the First Merger, whereby Merger Sub I will merge with and into Tuscan, with Tuscan surviving the First Merger as a wholly-owned subsidiary of SAM, and (b) the Second Merger, whereby, simultaneously with the First Merger, Merger Sub II will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of SAM. The Merger Agreement also contemplates the Southern Acquisition, a related business combination transaction, governed by a separate agreement, pursuant to which at the Closing a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM. For more information on the Business Combination and the Business Combination Proposal, see the sections entitled “Proposal No. 1: The Business Combination Proposal” and “The Merger Agreement.”

Q.     Are there any other matters being presented to stockholders at the meeting?

A.     In addition to voting on the Business Combination Proposal, the stockholders of Tuscan will vote on the following:

•        A proposal to adopt the Amended and Restated Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B hereto. We refer to this proposal as “The Charter Amendments Proposal.” For more information on the Amended and Restated Certificate of Incorporation and the Charter Amendments Proposal, see the section entitled “Proposal No. 2: The Charter Amendments Proposal.”

•        A proposal to elect seven (7) directors who will serve as a director of SAM until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal. We refer to this proposal as “The Director Election Proposal.” For more information on the election, see the section entitled “Proposal No. 3: The Director Election Proposal.”

•        A proposal to approve, as required by the rules of the Nasdaq Stock Market, the issuance by SAM, as the successor to Tuscan, of shares of SAM Common Stock in connection with the Business Combination and related transactions, in an amount equivalent to greater than 20% of the number of shares of the Tuscan Common Stock outstanding before the execution of the Merger Agreement and which may result in a Change of Control of SAM. We refer to this proposal as “The Nasdaq Proposal.” For more information on the issuances, see the section entitled “Proposal No. 4: The Nasdaq Proposal.”

•        A proposal to approve the 2022 Plan, which is an equity incentive compensation plan for employees and other service providers of SAM and its subsidiaries. A copy of the 2022 Plan is attached to this proxy statement/prospectus as Annex D. We refer to this proposal as “The Incentive Plan Proposal.” For more information on the 2022 Plan and the Incentive Plan Proposal, see the section entitled “Proposal No. 5: The Incentive Plan Proposal.”

•        A proposal to approve the ESPP, which provides for employees of SAM and its subsidiaries, to purchase shares of SAM Common Stock. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E. We refer to this proposal as “The ESPP Proposal.” For more information on the ESPP and the ESPP Proposal, see the section entitled “Proposal No. 6: The ESPP Proposal.”

•        A proposal to adjourn the special meeting to a later date or dates if it is determined by Tuscan that additional time is necessary to complete the Business Combination for any reason. We refer to this proposal as “The Adjournment Proposal.” For more information, see the section entitled “Proposal No. 7: The Adjournment Proposal.”

Tuscan will hold a special meeting in lieu of an annual meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposals, the proposed Business Combination and the other matters to be acted upon at the special meeting. Stockholders should read it carefully.

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and on the election of the nominees set forth in the Director Election Proposal. If any of the foregoing proposals are not approved or nominees are not elected and the applicable closing condition in the Merger Agreement is not waived, the remaining proposals will not be presented to stockholders for a vote.

The vote of stockholders is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q.     Why is Tuscan proposing the Business Combination?

A.     Tuscan was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On July 16, 2019, Tuscan completed its initial public offering of 15,000,000 Tuscan Units, with each unit consisting of one share of Tuscan Common Stock and one-half of one Tuscan Warrant, with each whole Tuscan Warrant entitling the holder to purchase one share of Tuscan Common Stock at a price of $11.50, raising total gross proceeds of approximately $150 million. Simultaneously with closing of the initial public offering, Tuscan consummated the sale of 215,000 units and 2,150,000 Tuscan Warrants in a private placement at a price of $10.00 per unit and $1.00 per warrant, respectively, generating gross proceeds of $4.3 million. On July 19, 2019, Tuscan consummated the sale of an additional 2,250,000 units that were subject to the underwriters’ over-allotment option, for additional gross proceeds of $22.5 million. Simultaneously with the closing of the sale of additional units, Tuscan consummated the sale of an additional 22,500 units and 225,000 Tuscan Warrants in a private placement at a price of $10.00 per unit and $1.00 per warrant, respectively, generating total additional proceeds of $450,000. Following the closing of the over-allotment option and sale of additional units and Tuscan Warrants in the private placement, an aggregate amount of $172,500,000 was placed in Tuscan’s trust account established in connection with the initial public offering.

Under its original amended and restated certificate of incorporation, Tuscan had until April 16, 2021 to consummate an initial business combination. However, Tuscan’s stockholders approved five amendments to Tuscan’s amended and restated certificate of incorporation to extend such date. As a result, Tuscan presently has until December 31, 2022 to consummate an initial business combination. In connection with the amendments, holders of an aggregate of 14,631,899 public shares exercised their right to redeem their shares for a pro rata share of the funds held in Tuscan’s trust account (net of taxes payable), or an aggregate of approximately $148,872,371. Also in connection with such amendments, as of September 15, 2022, the sponsor had loaned Tuscan an aggregate of approximately $2,699,020 for the public shares that were not converted, which was contributed to and deposited in the trust account. Accordingly, as of September 15, 2022, approximately $27,318,508 was held in Tuscan’s trust account.

On May 17, 2022, Tuscan entered into the Merger Agreement with the Surf Entities.

Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and intends to develop proprietary powertrain technology to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Caravan.

Based on Tuscan’s due diligence investigations of the Company and the industry in which the Company operates, including the financial and other information provided by the Company to Tuscan in the course of evaluating a business combination with the Company and negotiating the Merger Agreement, Tuscan believes that the Company has an appealing market opportunity and growth profile, a strong position in its industry and a compelling valuation. As a result, Tuscan believes that a business combination with the Company will provide Tuscan stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “Proposal No. 1: The Business Combination Proposal — Tuscan Board’s Reasons for Approval of the Business Combination.”

Q.     I am a Tuscan Warrant holder. Why am I receiving this proxy statement/prospectus?

A.     The Tuscan Warrants will become SAM Warrants upon Closing of the Business Combination. The holders of SAM Warrants will be entitled to purchase shares of SAM Common Stock at a purchase price of $11.50 per share beginning 30 days after the Closing of the Business Combination. This proxy statement/prospectus includes important information about SAM and the business of SAM and its subsidiaries following the closing of the Business Combination. Because holders of SAM Warrants will be entitled to purchase shares of SAM Common Stock, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q.     What will happen to Tuscan’s securities upon consummation of the Business Combination?

A.     Each share of Tuscan Common Stock, other than public shares that are redeemed for a pro rata share of the trust account, will be automatically converted by virtue of the First Merger into a share of SAM Common Stock. Each Tuscan Warrant will be converted in the Mergers into a SAM Warrant to purchase one share of SAM Common Stock on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Merger.

The Tuscan Common Stock and Tuscan Warrants are currently listed on the Nasdaq Capital Market under the symbols “THCA” and “THCAW,” respectively. Tuscan and SAM intend to apply for approval to list the SAM Common Stock and SAM Warrants on the Nasdaq Capital Market under the proposed symbols “SRFM” and “SRFMW,” respectively, to be effective at the consummation of the Business Combination. It is a condition to the consummation of the Business Combination that the shares of Common Stock to be issued in the Mergers are approved for listing on Nasdaq (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders), but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Q.     Did the Tuscan Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     No. The Tuscan Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Tuscan’s directors and officers have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Business Combination with the Company. In addition, Tuscan’s directors and officers and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely upon the judgment of the Tuscan Board in valuing the Company’s business and assuming the risk that the Tuscan Board may not have properly valued such business. For a complete discussion of the factors utilized by the Tuscan Board in approving the Business Combination, see the section entitled “Proposal No. 1: The Business Combination Proposal — Tuscan Board’s Reasons for Approval of the Business Combination.”

Q.     Do I have redemption rights?

A.     If you are a holder of public shares, you have the right to demand that Tuscan redeem such shares for a pro rata portion of the cash held in Tuscan’s trust account (net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination. Tuscan sometimes refers to these rights to demand redemption of the public shares as “redemption rights.”

Under the Merger Agreement, it is a condition to the Closing of the Business Combination that SAM has net tangible assets of at least $5,000,001 immediately following the Business Combination, after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of public shares, the Closing of the Business Combination and any financing transactions completed prior to or concurrently with the closing of the Business Combination. In addition, it is a condition to the consummation of the Business Combination that there be Available Cash equal to or greater than $300 million. However, in determining Available Cash, $400 million of the Share Subscription Facility and the funds invested under the SAFE Agreements will be deemed received by SAM substantially concurrently with the closing. Accordingly, the Available Cash condition will be met so long as the Share Purchase Agreement remains in full force and effect.

Q.     If I am a holder of Tuscan Warrants, can I exercise redemption rights with respect to my warrants?

A.     No. The holders of Tuscan Warrants have no redemption rights with respect to such warrants.

Q.     How do I exercise my redemption rights?

A.     A holder of public shares may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or does not vote on such proposal at all, and regardless of whether it is a holder of public shares on the record date. If you are a holder of public shares and wish to exercise your redemption rights, you must demand that Tuscan redeem your public shares for cash, and deliver your public shares to Tuscan’s transfer agent physically or electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (“DWAC”) system no later than two business days prior to the special meeting. Any holder of public shares seeking redemption will be entitled to a full pro rata portion of the amount then in the trust account (net of taxes payable), which, for illustrative purposes, was $[    ], or $[    ] per share, as of the record date. Such amount will be paid promptly upon consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time prior to the special meeting, or with Tuscan’s consent prior to the Closing of the Business Combination. If you deliver your shares for redemption to Tuscan’s transfer agent and later decide not to elect redemption, you may request that Tuscan’s transfer agent return the shares (physically or electronically). You may make such request by contacting Tuscan’s transfer agent at the address listed at the end of this section.

Any written demand of redemption rights must be received by Tuscan’s transfer agent at least two business days prior to the vote taken on the Business Combination Proposal at the special meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Tuscan Warrants that you may hold, which will be exchanged for SAM Warrants in the Business Combination. Each SAM Warrant will become exercisable to purchase one share of SAM Common Stock for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

Q.     Do I have appraisal rights if I object to the proposed Business Combination?

A.     No. Neither Tuscan stockholders nor holders of Tuscan Warrants have appraisal rights in connection with the Business Combination under Delaware law. See the section entitled “Summary of the Proxy Statement/Prospectus — Dissenters’ Rights.”

Q.     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A.     As of September 15, 2022, approximately $27,318,508 was held in Tuscan’s trust account. After consummation of the Business Combination, the funds in the trust account will be used to pay holders of the public shares who exercise redemption rights, to pay EarlyBirdCapital a business combination marketing fee, to repay the contribution loans by the sponsor, to pay fees and expenses incurred by Tuscan and the Surf Entities in connection with the Business Combination, and for general corporate purposes of SAM and its subsidiaries, including the Company and Southern. For more information, see “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination” below.

Q.     What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Tuscan’s public stockholders may exercise their redemption rights regardless of how they vote on the Business Combination Proposal and will have such rights even if they do not vote at all or are not holders on the record date. As a result, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of redemption by public stockholders, subject to the closing condition that SAM have at least $5,000,001 of net tangible assets immediately following the Business Combination. With fewer public shares and public stockholders, the trading markets for the Common Stock following the closing of the Business Combination may be less liquid than the market for the Common Stock prior to the Business Combination, and Tuscan may not be able to meet the listing standards of Nasdaq, which is a condition to closing the Business Combination. For example, the combined company must meet certain distribution criteria, including having a minimum of 1,100,000 publicly held shares (excluding shares held by directors, officers, their immediate family members and other concentrated holdings of 10% or more), in order to be listed on Nasdaq. In addition, with fewer funds available from the trust account, the capital infusion from the trust account into the Company’s and Southern’s business will be reduced and the Company may not be able to fully achieve its business plans or goals. Although it is a condition to the consummation of the Business Combination that there be Available Cash equal to or greater than $300 million, in determining Available Cash, $400 million of the Share Subscription Facility and the funds invested under the SAFE Agreements will be deemed received by SAM substantially concurrently with the closing. Accordingly, the Available Cash condition will be met so long as the Share Purchase Agreement remains in full force and effect and even if the actual cash on hand of the combined company at the closing is substantially less than $300 million.

Q.     What happens if the Business Combination is not consummated?

A.     Tuscan presently has until December 31, 2022 to complete an initial business combination. While the Tuscan stockholders may approve an amendment to the Existing Charter to extend the date by which Tuscan must complete an initial business combination, if Tuscan does not complete the Business Combination with Surf Air by January 9, 2023, we expect Tuscan’s securities will be delisted from Nasdaq (subject to any further review by the Nasdaq Listing Council and Nasdaq Board) and in such event we expect the SAM Common Stock will not be eligible for listing on Nasdaq at Closing. It is a condition to the consummation of the Business Combination that the shares of SAM Common Stock to be issued in the Mergers be approved for listing on Nasdaq (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders). If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

If Tuscan does not complete the Business Combination with Surf Air or another initial business combination, Tuscan must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount then held in the trust account (net of taxes payable). The sponsor and Tuscan’s directors and officers have waived their redemption rights with respect to their founder shares in the event a business combination is not effected in the required time period, and, accordingly, the founder shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the Tuscan Warrants. Accordingly, the Tuscan Warrants will expire worthless.

Q.     How do the sponsor and the directors and officers of Tuscan intend to vote on the proposals?

A.     The sponsor, which is an affiliate of Tuscan’s directors and officers, beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus. Accordingly, the Business Combination Proposal and the other proposals being presented at the special meeting may be approved, and the director nominees identified in this proxy statement/prospectus may be elected, even if all the holders of the public shares vote against such proposals and against the election of such director nominees.

Q.     What interests do the sponsor and the current directors and officers of Tuscan have in the Business Combination?

A.     In considering the recommendation of the Tuscan Board to vote in favor of the Business Combination, and when considering whether to exercise their redemption rights, Tuscan’s stockholders should be aware that, aside from their interests as stockholders, the sponsor and certain of Tuscan’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. The Tuscan Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination or exercise their redemption rights. These interests include, among other things, the fact that:

•        If the Business Combination with the Company or another initial business combination is not consummated by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter), Tuscan will cease all operations except for the purpose of winding up, redeeming

100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Tuscan Board, dissolve and liquidate. In such event, the 4,312,500 founder shares held by the sponsor, which were acquired for an aggregate purchase price of $25,000 prior to Tuscan’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[     ], based upon the closing price of $[    ] per share on Nasdaq, on the record date. However, if the Business Combination is completed, 30% of the founder shares will be transferred for no consideration or forfeited in connection with the closing, and up to an additional 20% of the founder shares may be forfeited if the earnout conditions described elsewhere in this proxy statement/prospectus are not satisfied after the closing.

•        The sponsor, which is affiliated with certain of Tuscan’s directors and officers, purchased an aggregate of 198,438 private units at a price of $10.00 per private unit and 1,984,372 private warrants at a price of $1.00 per private warrant, for an aggregate purchase price of $3,968,752 in a private placement concurrently with Tuscan’s initial public offering. All of the proceeds Tuscan received from these purchases were placed in the trust account. The private units and private warrants had an aggregate market value of $[    ], based upon the closing price of $[    ] per unit and $[    ] per warrant on Nasdaq, on the record date. The private units and private warrants will become worthless if Tuscan does not consummate a business combination by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter).

•        Given the differential in the purchase price that the sponsor paid for the founder shares as compared to the price of the units sold in Tuscan’s initial public offering, the sponsor and its affiliates may earn a positive rate of return on their investment even if the Common Stock trades below the price initially paid for the units in Tuscan’s initial public offering and the public stockholders experience a negative rate of return following the Closing of the Business Combination.

•        If Tuscan is unable to complete a business combination within the required time period, the sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tuscan for services rendered or contracted for or products sold to Tuscan. If Tuscan consummates a business combination, on the other hand, the sponsor will have no such liability and Tuscan will be liable for all such claims.

•        The sponsor and Tuscan’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tuscan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Tuscan fails to consummate an initial business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, Tuscan may not be able to reimburse these expenses if the Business Combination with the Company or another initial business combination is not completed by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to its Existing Charter). As of September 15, 2022, the sponsor and Tuscan’s directors and officers and their affiliates had not incurred any unpaid reimbursable expenses, although they may incur reimbursable expenses after the date of this proxy statement/prospectus.

•        At and as of the closing of the Mergers, Tuscan will enter into an indemnification agreement with each of the directors serving on the Tuscan Board and each of its executive officers as of immediately prior to such closing, which shall indemnify such directors and officers with respect to actions arising out of or pertaining to matters existing or occurring at or prior to the Closing Date.

•        The sponsor and Tuscan’s directors and officers (or their affiliates) may make loans from time to time to Tuscan to fund working capital requirements. As of September 15, 2022, the sponsor had not made any such working capital loans to Tuscan, although working capital loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any working capital loans will not be repaid and will be forgiven except to the extent there are funds available to Tuscan outside of the trust account.

•        In connection with the extensions of the time that Tuscan has to complete an initial business combination, as of September 15, 2022, the sponsor had loaned an aggregate of $2,699,020 to Tuscan, which amounts were contributed to and deposited in the trust account. These contribution loans will be repaid if an initial business combination, such as the Business Combination with the Company, is completed, but will be forgiven if an initial business combination is not completed, except to the extent of any funds outside the trust account.

In the aggregate, the sponsor and directors and officers of Tuscan and their affiliates have approximately $6.7 million of cash investment at risk that depends upon the completion of a business combination. Such amount consists of (i) approximately $2.0 million representing the value of the private units (based on the purchase price of $10.00 per unit), (ii) approximately $2.0 million representing the value of the private warrants (based on the purchase price of $1.00 per warrant), and (iii) as of September 15, 2022, approximately $2.7 million representing the aggregate principal amount of outstanding loans made by the sponsor to Tuscan for the extensions of time Tuscan has to consummate an initial business combination, which loans will not be repaid unless a business combination is consummated. In addition, the sponsor and directors and officers of Tuscan and their affiliates may make working capital loans to Tuscan and may incur expenses reimbursable by Tuscan after the date of this proxy statement/prospectus.

The foregoing interests present a risk that the sponsor and the directors and officers of Tuscan and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public stockholders. As such, the sponsor and the directors and officers of Tuscan may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently anticipated that the Business Combination will be consummated promptly following the Tuscan special meeting, which is set for [    ], 2022; however, such meeting could be adjourned or postponed to a later date, as described elsewhere in this proxy statement/prospectus. For a description of the conditions for the Closing of the Business Combination, see the section entitled “The Merger Agreement — Conditions to the Closing of the Business Combination.”

Q.     What do I need to do now?

A.     Tuscan urges you to carefully read and consider the information contained or incorporated by reference in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of Tuscan. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     What are the federal income tax consequences of exercising my redemption rights?

A.     Tuscan stockholders who exercise their redemption rights to receive cash in exchange for their public shares generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Tuscan Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in Tuscan (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent of our current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of our current and accumulated earnings and profits will reduce the redeeming stockholder’s basis in his or her redeemed shares of Tuscan Common Stock, and any remaining amount will be treated as gain realized on the sale or other disposition of Tuscan Common Stock. These tax consequences are described in more detail in the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Tuscan Common Stock.” We urge you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q.     What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate in the Business Combination?

A.     It is intended that the Business Combination qualify as part of an exchange described in Section 351 of the Code. If the Business Combination qualifies as part of an exchange described in Section 351, then U.S. Holders (as defined in the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Considerations”) of Tuscan Common Stock who do not exercise their redemption rights and who participate in the Business Combination generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Tuscan Common Stock for SAM Common Stock. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of your participation in the Business Combination. See “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Tuscan Common Stock.”

Q.     When and where will the special meeting take place?

A.     The special meeting will be held at [    ] Eastern Time, on [    ], 2022, solely over the internet by means of a live audio webcast. You may attend and participate in the special meeting webcast by accessing the meeting web portal located at https://www.cstproxy.com/tuscanholdingscorpii/sm2022 and following the instructions set forth below. Stockholders participating in the special meeting will be able to listen only and will not be able to speak during the special meeting webcast. However, in order to maintain the interactive nature of the special meeting, virtual attendees will be able to:

•        vote via the meeting web portal during the special meeting webcast; and

•        submit questions or comments to Tuscan’s directors and officers during the special meeting via the meeting web portal.

Stockholders may submit questions or comments during the meeting through the meeting web portal by typing in the “Submit a question” box.

Q.     How do I attend the special meeting?

A.     Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting. Any Tuscan stockholder wishing to attend the special meeting through the meeting web portal must register in advance. To register for and attend the special meeting, please follow these instructions as applicable to the nature of your ownership of Tuscan Common Stock:

•        Shares Held of Record.    If you are a record holder, and you wish to attend the virtual special meeting, go to https://www.cstproxy.com/tuscanholdingscorpii/sm2022, enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the special meeting, you will need to log back into the meeting site using your control number. You must register before the meeting starts.

•        Shares Held in Street Name.    If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you wish to attend the virtual special meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the special meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the special meeting. “Street” name holders should contact Continental Stock Transfer & Trust Company on or before [    ], 2022.

Stockholders will also have the option to listen to the special meeting by telephone by calling:

•        Within the United States and Canada: [    ] (toll-free)

•        Outside of the United States and Canada: [    ] (standard rates apply)

The passcode for telephone access: [    ]#. You will not be able to vote or submit questions unless you register for and log in to the special meeting web portal as described above.

Q.     How do I vote?

A.     If you are a holder of record of Tuscan Common Stock on the record date, you may vote by attending the special meeting and submitting a ballot via the meeting web portal or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the virtual special meeting and vote through the meeting web portal, obtain a legal proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and the broker does not have discretionary authority to vote in the absence of such instructions. Brokers do not have discretionary authority to vote on the proposals to be considered at the special meeting. Accordingly, your broker, bank or nominee cannot vote your shares on the proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Because there are no routine proposals on which brokers may vote absent such instructions, Tuscan anticipates that brokers who do not receive such instructions will refrain from voting entirely and accordingly there will not be any broker non-votes on the proposals at the special meeting.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Stockholders of record may send a later-dated, signed proxy card to Tuscan’s transfer agent at the address set forth below so that it is received prior to the vote at the special meeting, or submit a ballot through the meeting web portal during the special meeting webcast. Stockholders of record also may revoke their proxy by sending a notice of revocation to Tuscan’s transfer agent, which must be received prior to the vote at the special meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to attend the virtual special meeting and vote through the meeting web portal, you must obtain a legal proxy from your broker, bank or nominee.

Q.     How many votes do I have at the Special Meeting?

A.     Tuscan’s stockholders are entitled to one vote at the Special Meeting for each share of Tuscan Common Stock held of record as of [    ], 2022, the record date for the special meeting. As of the record date, there were outstanding [    ] shares of Tuscan Common Stock. Tuscan does not expect to issue any shares of common stock on or before the record date.

Q.     What constitutes a quorum for the special meeting?

A.     A quorum is the minimum number of shares of Tuscan Common Stock that must be present to hold a valid meeting. A quorum will be present at the Tuscan special meeting if a majority of all the outstanding shares entitled to vote at the meeting are represented at the virtual special meeting either by attendance through the meeting web portal or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum, unless, in the case of broker non-votes, the shares are not entitled to be voted on any matter.

Q.     What stockholder vote thresholds are required for the approval of each proposal brought before the special meeting?

A.     The Business Combination Proposal.    The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock present and entitled to vote at the special meeting.

The Charter Amendments Proposal.    The approval of the Charter Amendments Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock on the record date.

The Director Election Proposal.    The election of directors requires a plurality of the votes cast at the special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors (even if they receive less than a majority of the votes cast).

The Nasdaq Proposal.    The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

The Incentive Plan Proposal.    The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

The ESPP Proposal.    The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

The Adjournment Proposal.    The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal. Because shares subject to abstentions are outstanding shares, abstentions will have the same effect as a vote “against” the Charter Amendments Proposal. Because shares subject to abstentions are not cast for any nominee, abstentions will have no effect on the Director Election Proposal.

Broker non-votes, if any, will have the same effect as a vote “against” the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on these proposals. Because shares subject to broker non-votes are outstanding shares, broker non-votes, if any, will have the same effect as a vote “against” the Charter Amendments Proposal. Because shares subject to broker non-votes are not cast for any nominee, broker non-votes, if any, will have no effect on the Director Election Proposal.

The sponsor, which is an affiliate of certain of Tuscan’s directors and officers, beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus. Accordingly, the Business Combination Proposal and the other proposals being presented at the special meeting may be approved, and the director nominees identified in this proxy statement/prospectus may be elected, even if all the holders of the public shares vote against such proposals and against the election of such director nominees.

Q.     What happens if I fail to take any action with respect to the special meeting?

A.     If you fail to take any action with respect to the meeting and the Business Combination is approved by stockholders and consummated, your shares of Tuscan Common Stock and Tuscan Warrants will become shares of SAM Common Stock and SAM Warrants, respectively, and you will continue as a holder of such securities. Accordingly, you will become a stakeholder in the business of the Company and Southern, which will be the combined company’s business after the Business Combination. As a corollary, failure to deliver your public shares to Tuscan’s transfer agent either physically or electronically using the DWAC system at least two business days prior to the special meeting means you will not have any right in connection with the Business Combination to redeem your public shares for a pro rata share of the funds held in Tuscan’s trust account (net of taxes payable).

If you fail to take any action with respect to the special meeting and the Business Combination is not approved or is otherwise not consummated, you will continue to be a stockholder and/or warrant holder of Tuscan, as applicable. If Tuscan does not complete an initial business combination by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter), Tuscan must cease all operations except for the purpose of winding up, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount then on deposit in the trust account, including interest earned on the trust account and not previously released to Tuscan, net of interest that may be used by Tuscan to pay its tax obligations, and as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Tuscan Board, dissolve and liquidate.

Q.     What should I do with my share and/or warrant certificates?

A.     Tuscan Warrant holders and those stockholders who do not elect to have their public shares redeemed for a pro rata share of the trust account need not submit their certificates. Tuscan stockholders who exercise their redemption rights must deliver their share certificates to Tuscan’s transfer agent either physically or electronically using the DWAC system at least two business days prior to the special meeting as described above.

Q.     What should I do if I receive more than one set of voting materials?

A.     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Tuscan Common Stock.

Q.     How much cash will be available to SAM following the closing of the Business Combination, assuming maximum and minimum redemptions? To what extent will SAM need to secure additional financing in connection with the Business Combination? Following the Business Combination?

A.      Following the closing of the Business Combination, it is currently anticipated that SAM will have available to it approximately $[    ] of cash, after payment of estimated expenses and assuming no redemptions are made by Tuscan’s public stockholders prior to the closing of the Business Combination, or approximately $[    ] of cash, after payment of estimated expenses and assuming that the maximum amount of redemptions are made by Tuscan’s public stockholders prior to the closing of the Business Combination. In addition, prior to the date that the registration statement has become effective, the Company and Tuscan may (a) enter into non-redemption agreements with certain stockholders of Tuscan, which shall provide, among other things, that such stockholders of Tuscan shall not exercise Redemption Rights with respect to the shares of Tuscan Common Stock held by such stockholders and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of SAM to be consummated substantially concurrently with the consummation of the Mergers, in each case, on terms mutually acceptable to the Company and Tuscan (with each such party acting reasonably and in good faith). The Company and Tuscan have not entered into any such arrangements at this time.

However, SAM expects that from time to time after the closing it will need to raise additional financing to maintain its operations, and from time to time SAM may wish to raise additional financing in order to take advantage of business opportunities. To the extent SAM needs or wishes to raise such additional financing, its access to commercial bank financing or the debt and equity capital markets may be limited by various factors, including the condition of overall credit and capital markets, general economic factors, the state of the consumer goods industry, its financial performance, credit ratings and other factors. Commercial credit and debt and equity capital may not be available to SAM on favorable terms, or at all.

Q.     What percentage of SAM Common Stock are the public stockholders of Tuscan expected to own following the closing of the Business Combination? What percentages of SAM Common Stock are the sponsor, the securityholders of Surf Air and Southern, and the holders of the SAFEs expected to own?

A.     Assuming (i) no redemptions by Tuscan Stockholders; (ii) the Company’s indebtedness does not exceed $15 million; (iii) the Company Options are not exercised and the Company Warrants are exercised prior to Closing; (iv) the Commercial and Strategic Transaction Condition is not satisfied prior to the Closing such that the corresponding Earnout Shares are not issued and (v) the parties do not enter into any non-redemption or financing arrangements and the At-Risk Sponsor Shares are forfeited, immediately after the Closing of the Business Combination, the former securityholders of Surf Air and Southern will hold approximately 84.4% of the issued and outstanding shares of SAM Common Stock, the current public stockholders of Tuscan will hold approximately 2.7% of the issued and outstanding shares of SAM Common Stock, the Sponsor will hold approximately 3.3% of the issued and outstanding shares of SAM Common Stock, EarlyBirdCapital will hold approximately 0.2% of the issued and outstanding shares of SAM Common Stock, the holders of the SAFEs will hold approximately 7.7% of the issued and outstanding shares of SAM Common Stock, certain advisors to Surf Air will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock and GEM will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock. See the sections entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers” and “Proposal No. 1: The Business Combination Proposal — Pro Forma Ownership of SAM Upon Closing.”

Q.     What are the closing conditions to the Business Combination?

A.     The consummation of the Business Combination is conditioned upon the following, among other things:

•        The Tuscan Stockholder Approval and the Company Member Approval having been received by Tuscan and the Company, respectively.

•        No governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award, which is then in effect and has the effect of making the First Merger or the Second Merger illegal or otherwise prohibiting consummation of the First Merger or the Second Merger.

•        The Southern Acquisition having been consummated (which consummation shall be effective simultaneously with the Mergers).

•        SAM having at least $5,000,001 of net tangible assets (after giving effect to redemptions by Tuscan’s public stockholders) immediately following the Closing.

•        The registration statement of which this proxy statement/prospectus forms a part having become effective in accordance with the provisions of the Securities Act, no stop order having been issued by the SEC that remains in effect with respect to the registration statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending.

•        The Available Cash being equal to or greater than $300 million. In determining Available Cash, $400 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing and the funds invested under the SAFE Agreements will be deemed received by SAM substantially concurrently with the Closing. Because the funds under the Share Subscription Facility are deemed received at the Closing, but will not be funded until after the Closing if at all, the Available Cash closing condition may be satisfied even if the actual cash on hand is substantially less than $300 million.

Q.     Who can help answer my questions?

A.     If you have questions about the Mergers or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Mr. Stephen Vogel
Tuscan Holdings Corp. II
135 E. 57th Street, 17th Fl.
New York, NY 10022
Tel: (646) 948-7100

or the proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Attn: Karen Smith
Toll Free Telephone: (877) 870-8565
Main Telephone: (206) 870-8565
E-mail: ksmith@advantageproxy.com

You may also obtain additional information about Tuscan from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your shares to Tuscan’s transfer agent physically at the address below or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the vote at the special meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information set forth elsewhere in this proxy statement/prospectus and does not purport to contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the special meeting, including the Business Combination Proposal, you should read this entire document and the documents incorporated by reference herein carefully, including the Merger Agreement attached to this proxy statement/prospectus as Annex A. The Merger Agreement is the legal document that governs the Mergers that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “The Merger Agreement.”

Business of SAM After the Business Combination

SAM is seeking to build a regional air mobility ecosystem that will sustainably connect the world’s communities. Building on the combined operations of Surf Air and Southern, SAM intends to accelerate the adoption of green flying by developing proprietary hybrid-electric and fully electric powertrain technology for new aircraft and converting and upgrading existing fleets and bringing electrified aircraft to market at scale in order to substantially reduce the cost and environmental impact of regional flying.

SAM is currently a wholly-owned subsidiary of Surf Air. Upon the Closing of the Business Combination, SAM will be a publicly traded company holding all of the equity securities, assets, business and operations of each of Tuscan, Surf Air and Southern.

The Parties to the Business Combination

Tuscan

Tuscan Holdings Corp. II was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Tuscan was incorporated under the laws of the State of Delaware on March 5, 2019.

On July 16, 2019, Tuscan completed its initial public offering of 15,000,000 Tuscan Units, with each Tuscan Unit consisting of one share of Tuscan Common Stock and one-half of one redeemable Tuscan Warrant, raising total gross proceeds of approximately $150 million. Simultaneously with closing of the initial public offering, Tuscan consummated the sale of 215,000 private units and 2,150,000 private warrants in a private placement at a price of $10.00 per unit and $1.00 per warrant, respectively, generating gross proceeds of $4,300,000. On July 19, 2019, Tuscan consummated the sale of an additional 2,250,000 Tuscan Units that were subject to the underwriters’ over-allotment option, for additional gross proceeds of $22.5 million. Simultaneously with the closing of the sale of additional units, the Company consummated the sale of an additional 22,500 private units at a price of $10.00 per private unit and an additional 225,000 private warrants at a price of $1.00 per private warrant, generating total proceeds of $450,000. Following the closing of the over-allotment option and sale of additional private units and private warrants, an aggregate amount of $172.5 million was placed in Tuscan’s trust account established in connection with the IPO.

Under its original amended and restated certificate of incorporation, Tuscan had until April 16, 2021 to consummate an initial business combination. However, Tuscan’s stockholders approved five amendments to Tuscan’s amended and restated certificate of incorporation to extend such date. As a result, Tuscan presently has until December 31, 2022 to consummate an initial business combination. In connection with the amendments, holders of an aggregate of 14,631,899 public shares exercised their right to redeem their shares for a pro rata share of the funds held in Tuscan’s trust account (net of taxes payable), or an aggregate of approximately $148,872,371. Also in connection with such amendments, as of September 15, 2022, the sponsor had loaned Tuscan an aggregate of approximately $2,699,020 for the public shares that were not converted, which was contributed to and deposited in the trust account. Accordingly, as of September 15, 2022, approximately $27,318,508 was held in Tuscan’s trust account.

The Tuscan Common Stock and Tuscan Warrants are listed on Nasdaq under the symbols “THCA” and “THCAW,” respectively.

The mailing address of Tuscan’s principal executive office is 135 E. 57th St., 17th Floor, New York, NY 10022 and its telephone number is (646) 948-7100. After the consummation of the Business Combination, Tuscan’s principal executive office will be that of the Company.

Surf Air

Surf Air is expanding the category of regional air travel, connecting underutilized regional airports and private terminals creating a “shared private” customer experience and a high frequency “commercial-like” air service, using small turboprop aircraft. Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and intends to develop proprietary powertrain technology to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Caravan.

Surf Air, Inc. was originally incorporated in 2011 and Surf Air Global Ltd. was formed and became the parent company of the Surf Air group in 2016. The mailing address of Surf Air’s principal executive office is 12111 S. Crenshaw Boulevard, Hawthorne, California 90250 and its telephone number is (310) 365-3675.

Southern

Southern is the largest commuter airline in the United States by scheduled departures and currently serves 37 U.S. cities across five U.S. time zones, and is expected by the end of 2022 to serve an additional seven cities, including destinations in the Northern Mariana Islands. Southern has contracts with the U.S. federal government to operate Essential Air Service routes to connect underserved communities. Southern is the largest passenger operator of Cessna Caravans in the U.S. It served over 300,000 passengers with over 60,000 flights in 2021.

Southern was incorporated under the laws of Delaware on April 5, 2013. The mailing address of Southern’s principal executive office is 2875 South Ocean Boulevard, Suite 256, Palm Beach, Florida 33480 and its telephone number is (901) 672-7820. After the consummation of the Business Combination, Southern’s principal executive office will be that of the Company.

SAM

SAM is a wholly-owned subsidiary of Surf Air formed for the purpose of holding all of the equity securities, assets, business and operations of each of Tuscan, Surf Air, and Southern after the Business Combination. SAM was incorporated under the laws of Delaware on January 5, 2021. SAM currently owns no material assets and does not operate any business.

The mailing address of SAM’s principal executive office is 12111 S. Crenshaw Boulevard, Hawthorne, California 90250 and its telephone number is (310) 365-3675. After the consummation of the Business Combination, SAM’s principal executive office will be that of the Company.

Merger Subs

Merger Sub I and Merger Sub II are wholly-owned subsidiaries of SAM formed solely for the purpose of effectuating the Mergers described herein. Merger Sub I was incorporated under the laws of Delaware on January 5, 2021, and Merger Sub II was formed under the laws of the British Virgin Islands on April 25, 2022. The Merger Subs own no material assets and do not operate any business.

The mailing address of the principal executive offices of each of the Merger Subs is 12111 S. Crenshaw Boulevard, Hawthorne, California 90250 and the telephone number for each is (310) 365-3675. As a result of the consummation of the Mergers, each of the Merger Subs will cease to exist.

The Business Combination Proposal (Proposal No. 1)

The stockholders of Tuscan will vote on a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including (1) the First Merger of Merger Sub I with and into Tuscan, with Tuscan surviving as a wholly-owned subsidiary of SAM, and (2) simultaneously with the First Merger, the Second Merger of Merger Sub II with and into the Company, with the Company surviving as a wholly-owned subsidiary of SAM. The Merger Agreement also contemplates the Southern Acquisition, a related business combination transaction, governed by a separate agreement, pursuant to which at the Closing a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM.

After consideration of the factors identified and discussed in the section entitled “Proposal No. 1: The Business Combination Proposal — Tuscan Board’s Reasons for Approval of the Business Combination,” the Tuscan Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Tuscan’s initial public offering, including that the Company has a fair market value equal to at least 80% of the balance of the funds in the trust account (net of taxes payable) at the time of the execution of the Merger Agreement.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. You are encouraged to read the Merger Agreement in its entirety. See the section entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers” for more information.

Consideration to Tuscan Securityholders

At the Closing of the Business Combination, the security holders of Tuscan will receive a like number of securities of SAM with like terms. Accordingly, at the First Effective Time, each share of Tuscan Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares to be redeemed as described elsewhere in this proxy statement/prospectus) will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of SAM Common Stock. Each Tuscan Warrant issued and outstanding immediately prior to the First Effective Time will be converted into a SAM Warrant on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Effective Time under the terms of the Tuscan Warrant Agreement.

Consideration to Company and Southern Securityholders

The aggregate Company Closing Share Consideration payable to the security holders of the Company and Southern at the Closing of the Business Combination is a number of shares of SAM Common Stock equal to (i) $850 million, less (B) the amount of indebtedness of the Company and its subsidiaries (including any SAFEs of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15 million, plus (C) if the Commercial and Strategic Arrangement Condition (as defined in the Merger Agreement and described elsewhere in this proxy statement/prospectus) is satisfied as of or prior to the Closing, $100 million, divided by (ii) $10.00.

At the Second Effective Time, each Company Ordinary Share issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled and shares as to which the holders have exercised their statutory dissenter’s rights) shall be canceled and converted into the right to receive the Company Closing Per Share Consideration. The Company Closing Per Share Consideration is a number of shares of SAM Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of SAM Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Company Ordinary Shares immediately prior to the Second Effective Time on a fully diluted basis, including the Company Warrant Shares and the Company Note Shares, and including the Ordinary Shares issuable upon conversion of Company Preferred Shares. The fully diluted Company Ordinary Shares outstanding excludes (a) shares reserved under the Company’s equity plans, but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) any equity interest of any of the parties issuable in connection with SAFEs and such other financings effected by the Company, SAM or any of their respective subsidiaries after the execution of the Merger Agreement, but prior to or concurrent with the Closing. Based on the assumptions used to prepare the pro forma financial information set forth elsewhere in this proxy statement/prospectus, the Company Closing Per Share Consideration would be 0.10 shares of SAM Common Stock. The actual Company Closing Per Share Consideration may be more or less than this amount. At the Second Effective Time, each issued and outstanding Company Warrant that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Warrant Share. Each Company Convertible Note that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Note Share. Each Company Option issued under the Company Plan, whether vested or unvested, that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Option, and the exercise price will be correspondingly adjusted. Each outstanding award of Company RSUs that is then outstanding and unvested shall be fully vested, and shall be automatically converted into the Company Closing Per Share Consideration for each

Ordinary Share underlying the Company RSU. If any Company Ordinary Shares are, immediately prior to the Second Effective Time, subject to vesting conditions that are not accelerated at the Second Effective Time, then the shares of SAM Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

The Southern security holders are entitled to 12.5% of the aggregate deal consideration in the business combination, including 12.5% of any earnout that is achieved.

Additionally, following the Closing of the Business Combination and the Southern Acquisition, the security holders of the Company, pursuant to the Merger Agreement, and Southern, pursuant to the Southern Acquisition, will have the contingent right to receive, as additional consideration, up to an aggregate of 28,000,000 Earnout Shares, or 38,000,000 Earnout Shares if the Commercial and Strategic Condition is not satisfied prior to the Closing of the Merger, upon the satisfaction of certain earnout conditions. The security holders of the Company shall have the right to receive 87.5% of the Earnout Shares pursuant to the Merger Agreement and the security holders of Southern shall have the right to receive the remaining 12.5% of the Earnout Shares pursuant to the Southern Acquisition. Under the earnout provisions of the Merger Agreement, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time: (i) 6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for SAM filed with the SEC, SAM’s total audited revenue is at least $200 million or the volume-weighted average price of the SAM Common Stock is at least $12.00 for 20 out of 30 trading days after the six-month anniversary of the Closing and prior to the five-year anniversary of the Closing; (ii) 6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 for SAM filed with the SEC, SAM’s total audited revenue is at least $425 million or the volume-weighted average price of the SAM Common Stock is at least $14.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the Closing; (iii) 6,125,000 Earnout Shares, if on or prior to December 31, 2025, SAM or any of its subsidiaries receives certification from the FAA for a hybrid-electric propulsion system for the Cessna Model 208B Grand Caravan EX aircraft, or the volume-weighted average price of the SAM Common Stock is at least $16.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the Closing; and (iv) 6,125,000 Earnout Shares, if, on or prior to the five-year anniversary of the Closing, SAM or any of its subsidiaries receives certification from the FAA for a fully electric propulsion system for the Cessna Model 208B Grand Caravan EX, or the volume-weighted average price of the SAM Common Stock is at least $18.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the Closing. In addition, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time 8,750,000 shares of SAM Common Stock, if the Commercial and Strategic Arrangement Condition is not satisfied prior to the Closing, but is satisfied after the Closing and prior to December 31, 2022. Pursuant to the Southern Acquisition, the remaining 4,750,000 shares of SAM Common Stock comprising the earnout consideration likewise are issuable to the stockholders of Southern upon satisfaction of the earnout conditions described above. The earnout provisions are described in more detail in this proxy statement/prospectus in the section entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers.”

Pro Forma Ownership of SAM Upon Closing

It is anticipated that, assuming (i) no redemptions by Tuscan Stockholders; (ii) the Company’s indebtedness does not exceed $15 million; (iii) the Company Options are not exercised and the Company Warrants are exercised prior to Closing; (iv) the Commercial and Strategic Transaction Condition is not satisfied prior to the Closing such that the corresponding Earnout Shares are not issued; and (v) the parties do not enter into any non-redemption or financing arrangements and the At-Risk Sponsor Shares are forfeited, immediately after the Closing of the Business Combination, the former securityholders of Surf Air and Southern will hold approximately 84.4% of the issued and outstanding shares of SAM Common Stock, the current public stockholders of Tuscan will hold approximately 2.7% of the issued and outstanding shares of SAM Common Stock, the sponsor will hold approximately 3.3% of the issued and outstanding shares of SAM Common Stock, EarlyBirdCapital will hold approximately 0.2% of the issued and outstanding shares of SAM Common Stock, the holders of the SAFEs will hold approximately 7.7% of the issued and outstanding shares of SAM Common Stock, certain advisors to Surf Air will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock and GEM will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock. These levels of ownership include the impact of the redemption of 14,631,899 share of Tuscan Common Stock in connection with the extensions by Tuscan of the time to complete an initial business combination. See the sections entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers” and “Proposal No. 1: The Business Combination Proposal — Pro Forma Ownership of SAM Upon Closing.”

The following table illustrates relative ownership levels of the outstanding SAM Common Stock, assuming consummation of the Business Combination and (a) no redemptions by Tuscan Public Stockholders, (b) an interim level of redemptions of 50% by Tuscan Public Stockholders and (c) the maximum redemptions by Tuscan Public Stockholders. The following table excludes the effect of the exercise of the Tuscan Warrants and Company Options to be assumed by SAM in the Business Combination, as well as the effect of the issuance of the Earnout Shares.

	Assuming No Redemptions (Shares)%		Assuming Interim (50%) Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Surf Air and Southern Stockholders	82,545,330	84.4%	82,545,330	85.6%	82,545,330	86.8%
Tuscan Public Stockholders	2,618,101	2.7%	1,309,051	1.4%	—	—
Tuscan Sponsor(1)(2)	3,217,188	3.3%	3,217,188	3.3%	3,217,188	3.4%
Representative Shares	226,562	0.2%	226,562	0.2%	226,562	0.2%
SAFE Investors(3)	7,562,529	7.7%	7,562,529	7.8%	7,562,529	7.9%
Surf Air Advisors(4)	757,500	0.8%	757,500	0.8%	757,500	0.8%
Share Subscription Facility(5)	828,755	0.8%	828,755	0.9%	828,755	0.9%
Pro Forma SAM Common Stock	97,755,965	100.0%	96,446,915	100.0%	95,137,864	100.0%

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(1)      Includes 862,500 shares of SAM Common Stock (representing 20% of the founder shares) that are unvested and subject to forfeiture if the contingencies for the sponsor to earn such shares are not met pursuant to the terms of the Sponsor Letter Agreement.

(2)      Assumes 1,293,750 shares of SAM Common Stock (representing the At-Risk Sponsor Shares) are forfeited pursuant to the terms of the Sponsor Letter Agreement.

(3)      Represents the number of shares to be issued pursuant to the $49,156,438 of SAFEs at a share price of $6.50.

(4)      Represents the maximum number of shares issuable to certain advisors to Surf Air on the Transaction pursuant to the terms of their engagement.

(5)      Reflects shares purchasable by GEM on Closing equal to 0.75% of the total number of common shares outstanding, including shares of SAM Common Stock issuable upon the exercise of the Company Options and the Tuscan Warrants.

The following table shows the further dilution that may take place assuming (i) the Tuscan Warrants and Company Options are exercised and (ii) the Earnout Shares are issued and assuming (a) no redemptions by Tuscan Public Stockholders, (b) an interim level of redemptions of 50% by Tuscan Public Stockholders and (c) the maximum redemptions by Tuscan Public Stockholders:

	Assuming No Redemptions (Shares)%		Assuming Interim (50%) Redemption (Shares)%		Assuming Maximum Redemptions (Shares)%
Surf Air and Southern Stockholders(1)	123,000,000	82.4%	123,000,000	83.1%	123,000,000	83.8%
Tuscan Public Stockholders	2,618,101	1.8%	1,309,051	0.9%	—	—
Tuscan Public Warrants	8,625,000	5.8%	8,625,000	5.8%	8,625,000	5.9%
Tuscan Sponsor	3,217,188	2.2%	3,217,188	2.2%	3,217,188	2.2%
Tuscan Sponsor Private Warrants	2,083,591	1.4%	2,083,591	1.4%	2,083,591	1.4%
Representative Shares	226,562	0.2%	226,562	0.2%	226,562	0.2%
Representative Private Warrants	410,159	0.3%	410,159	0.3%	410,159	0.3%
SAFE Investors(2)	7,562,529	5.1%	7,562,529	5.1%	7,562,529	5.2%
Surf Air Advisors(3)	757,500	0.5%	757,500	0.5%	757,500	0.5%
Share Subscription Facility(4)	828,755	0.6%	828,755	0.6%	828,755	0.6%
Pro Forma SAM Common Stock	149,329,385	100.0%	148,020,334	100.0%	146,711,284	100.0%

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(1)      Includes (i) shares of SAM Common Stock issuable upon the exercise of the Company Options and (ii) the Earnout Shares issuable upon satisfaction of the Commercial and Strategic Transaction Condition and the other contingencies for the security holders of Surf Air and Southern to earn such shares pursuant to the terms of the Merger Agreement. As of the date

____________

of this proxy statement/prospectus, Tuscan and Surf Air are evaluating whether the master agreement with Jetstream Aviation Capital would be deemed to satisfy the Commercial and Strategic Transaction Condition and have not determined that any conditions triggering the issuance of Earnout Shares have been satisfied.

(2)      Represents the number of shares to be issued pursuant to the $49,156,438 of SAFEs at a share price of $6.50.

(3)      Represents the maximum number of shares issuable to certain advisors to Surf Air on the Transaction pursuant to the terms of their engagement.

(4)      Reflects shares purchasable by GEM on Closing equal to 0.75% of the total number of common shares outstanding, including shares of SAM Common Stock issuable upon the exercise of the Company Options and the Tuscan Warrants.

The foregoing information and tables assume no shares, other than those shares of SAM Common Stock that GEM has the option to purchase at $0.01 per share at closing, are issued under the Share Subscription Facility. Because the purchase price per share for the shares of SAM Common Stock that may be sold under the Share Subscription Facility will fluctuate based on the market price of SAM Common Stock at the time SAM elects to sell such shares, it is challenging for SAM, Tuscan or the Company to predict, as of the date of this proxy statement/prospectus and prior to any such sales, the number of shares of SAM Common Stock that SAM will sell in the Share Subscription Facility, the purchase price per share for such shares, or the aggregate gross proceeds that SAM will receive from such purchases. However, the sale of such shares may substantially dilute the relative ownership percentages set forth above. For illustrative purposes, we have presented two scenarios showing the potential incremental dilution of the Share Subscription Facility (i) assuming the issuance of only the first tranche of $25,000,000 and (ii) assuming the issuance of all four tranches of $25,000,000 for a total of $100,000,000. Assuming a $9.00 share price, an additional 2,777,778 and 11,111,111 shares of SAM Common Stock, respectively, would be issued. See “— Related Agreements and Transactions — Financing Arrangements — Share Subscription Facility” below.

If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Tuscan public stockholders will be different. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Tuscan’s Sponsor and Directors and Officers

The sponsor beneficially owns and is entitled to vote an aggregate of 4,312,500 founder shares. The sponsor also beneficially owns an aggregate of 198,438 private units, each of which is comprised of one share of Tuscan Common Stock and one-half of a Tuscan Warrant, purchased by the sponsor in a private placement simultaneously with the consummation of Tuscan’s initial public offering. The sponsor is entitled to vote the 198,438 shares of Tuscan Common Stock underlying the private units. The sponsor also beneficially owns an aggregate of 1,984,372 private warrants, purchased by the sponsor in a private placement simultaneously with the consummation of Tuscan’s initial public offering. Subject to the vesting and forfeiture provisions in the Sponsor Letter Agreement, as described below, the securities of Tuscan held by the sponsor will be converted into securities of SAM at the First Effective Time.

The founder shares and the shares of Tuscan Common Stock underlying the private units currently constitute approximately 61.3% of the outstanding Tuscan Common Stock. Under the Sponsor Letter Agreement, the sponsor has agreed to vote its shares in favor of the Business Combination Proposal and indicated its intention to vote its shares in favor of the other proposals being presented at the meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus.

In addition to the Sponsor Letter Agreement, the sponsor also has entered into the Lock-Up Agreement and will be party to the Registration Rights Agreement. See “— Related Agreements and Transactions” below.

Related Agreements and Transactions

In addition to the Merger Agreement, the parties to the Business Combination have entered into, or will enter into, the following agreements and arrangements related to the Business Combination.

Southern Acquisition

Concurrently with the execution of the Merger Agreement, the Company, SAM, SAC Merger Sub Inc., and Southern entered into an Amendment No. 2 to that certain Acquisition Agreement dated as of March 17, 2021, as amended by that certain Amendment No. 1 to Acquisition Agreement dated as of August 22, 2021 (the Acquisition Agreement along with Amendment No. 1 and Amendment No. 2, the “Southern Acquisition Agreement”), pursuant to which, subject to the terms and conditions thereunder, the parties thereunder agree to effect a merger of SAC Merger Sub Inc. with and into Southern, with Southern continuing as the surviving corporation and a wholly-owned subsidiary of SAM. The Southern Acquisition and the transactions contemplated thereunder will close simultaneously with the Business Combination.

A brief description of the terms of the Southern Acquisition Agreement follows:

•        Consideration.    The Southern security holders are entitled to 12.5% of the aggregate deal consideration in the Business Combination between Tuscan and Surf Air, including 12.5% of any earnout that is achieved. Any warrant that is outstanding and unexercised shall by its terms expire without consideration, and shall not be assumed or otherwise replaced by SAM in any respect.

•        Representations and Warranties.    The Southern Acquisition Agreement contains customary representations and warranties for the parties, which are generally subject to materiality and material adverse effect qualifiers. The representations and warranties of Southern include, without limitation, representations regarding the organization, authorization and capitalization of Southern and the subsidiaries, financial statements and permits of Southern. Southern represents and warrants that (i) the consummation of the transactions contemplated by the Southern Acquisition Agreement will not result in a violation or default under any contract, the governing documents of Southern, or any law, (ii) no consent is required in connection with the transaction, (iii) neither Southern nor any of its subsidiaries has any indebtedness and (iv) Southern has complied with all laws. Each of the Surf Entities (as defined in the Southern Acquisition Agreement) makes customary representations and warranties to Southern, including the organization, authority and capitalization of each Surf Entity.

•        Covenants.    The Southern Acquisition Agreement contains customary covenants. During the interim period between the date of the Southern Acquisition Agreement until the Closing, other than in the ordinary course in connection with the Car Rental Program, Southern may not incur any indebtedness, or guarantee any indebtedness of any person; provided, however, nothing shall prohibit Southern from incurring or guaranteeing indebtedness for the purchase of additional airplanes.

•        Closing Conditions.    The consummation of the Southern Acquisition is conditioned upon the following: (i) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Southern Acquisition illegal or otherwise prohibiting or preventing consummation of the Southern Acquisition; (ii) the representations and warranties of each party to the Southern Acquisition Agreement shall be true and correct as of Closing and each party shall have performed and complied in all material respects with all covenants and obligations under the Southern Acquisition Agreement; (iii) the Key Employee shall have entered into the Key Employee Agreement (as defined in the Southern Acquisition Agreement); (iv) SAM shall have minimum cash available of at least $100 million and SAM shall own directly or indirectly Surf Air Inc. and its subsidiaries, a SPAC, and Southern and its subsidiaries and have either consummated the Ampaire Transaction or an Ampaire Equivalent Transaction (as defined in the Southern Acquisition Agreement); (v) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement shall have been issued by the SEC; and (vi) the Business Combination shall be simultaneously consummated. For the purposes of the conditions in clause (iv), $100 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing (even though it will not be funded until after Closing if at all) and SAM’s partnership with AeroTEC and magniX will constitute an Ampaire Equivalent Transaction.

•        Termination.    The Southern Acquisition Agreement may be terminated by Southern if the Merger Agreement has been validly terminated or any party thereto has the right to terminate the Merger Agreement in accordance with the terms thereof.

•        Additional Terms.    Southern has the right to designate one of the members of the SAM Board initially designated by Surf Air, which Southern agrees will be Stan Little (or, if Stan Little, is unable to serve, a replacement determined by Southern prior to Closing), and, if at any time within twelve (12) months following the Closing Date, the number of directors of the SAM Board is increased to more than nine (9) members, Stan Little shall be entitled to designate an additional director to the SAM Board, and such member shall be deemed pre-approved by Surf Air and SPAC.

The foregoing description of the Southern Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Southern Acquisition Agreement, which appears as Exhibits 2.3 to 2.5 to the registration statement of which this proxy statement/prospectus forms a part.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, Tuscan, the Surf Entities, and the sponsor entered into the Sponsor Letter Agreement. The Sponsor Letter Agreement provides, among other things, for certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of SAM Common Stock issuable in respect of the Tuscan founder shares, as follows: (i) the Immediately Vested Founder Shares (or 2,156,250 shares) shall be immediately vested from and after the First Effective Time, (ii) up to 862,500 shares shall become vested and no longer subject to forfeiture upon the satisfaction of the earnout conditions under the Merger Agreement (other than the Commercial and Strategic Arrangement Condition) as described elsewhere in this proxy statement/prospectus, and (iii) the At-Risk Sponsor Shares (or 1,293,750 shares) will be transferred or distributed in connection with any non-redemption or financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM.

Under the Sponsor Letter Agreement, the sponsor agreed to vote its shares of Tuscan Common Stock in favor of the Merger Agreement and the related transaction documents and against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Tuscan contained in the Merger Agreement or any other transaction document, and against certain other actions or proposals involving Tuscan or its subsidiaries that are intended, or would reasonably be suspected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement. The sponsor owns 61.3% of the outstanding shares of Tuscan Common Stock as of the date of this proxy statement/prospectus.

Lockup Arrangements

Concurrently with the execution of the Merger Agreement, the sponsor entered into the Lock-Up Agreement with SAM, pursuant to which (i) 95% of the Covered Shares that are Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder shares will not be transferable until the date that is the one-year anniversary of the Closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

Under the Amended and Restated Bylaws, to be in effect upon the Closing of the Business Combination, 95% of the shares of SAM Common Stock issued to the directors, officers and affiliates of the Company as of immediately prior to the Second Effective Time will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, but in any event not before the date that is four months after the Closing.

Voting Support Agreements

Concurrently with the execution of the Merger Agreement, the Company Key Members entered into the Voting Support Agreement, pursuant to which each Company Key Member has agreed, among other things and subject to certain exceptions, (i) to vote in favor of the approval and adoption of the Merger Agreement, the other transaction documents and the transactions contemplated by the Merger Agreement and the other transaction documents, (ii) to vote in favor of certain related proposals (including a proposal to convert the preferred shares of the Company into Ordinary Shares immediately prior to the Second Effective Time), and (iii) to terminate that certain Shareholders Agreement, dated as of August 15, 2016, as amended, by and among the Company and the members of the Company signatory thereto, to which such Company Key Stockholder is a party, effective as of the Second Effective Time.

Registration Rights Agreement

At the Closing, SAM will enter into the Registration Rights Agreement with the sponsor, EarlyBirdCapital and certain members of the Company, which requires SAM to file a shelf registration statement covering the resale by such stockholders of certain shares of SAM Common Stock and SAM Warrants issued under the Merger Agreement and grants such stockholders certain customary demand and piggyback registration rights. Furthermore, under the iHeartMedia SAFE, Broader Media Holdings, LLC, an affiliate of iHeartMedia, Inc., and, under the Share Subscription Facility, GEM will have certain customary registration rights.

Financing Arrangements

Share Subscription Facility

Concurrently with the execution of the Merger Agreement, the Company entered into the Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited providing for a Share Subscription Facility of up to $400 million, which amended and restated the share purchase agreement between the same parties dated as of August 25, 2020. The Share Subscription Facility may be drawn in installments, subject to the satisfaction of certain conditions, including a registration statement for the facility having been declared effective, provided that the amount requested for each draw down may not exceed 400% of the average daily trading volume for the 30 trading days immediately preceding a draw down (the “Trading Volume Condition”). Surf Air may request advances upon future draw downs in the aggregate amount of $100 million. Subject to the satisfaction of certain conditions, including the effectiveness of a resale registration statement for the shares purchased by the Purchaser following the Closing but excluding the Trading Volume Condition, the advances will be available in four $25 million increments following the first, 20th, 40th and 60th trading day all conditions are satisfied. The Purchaser may also purchase an amount of shares equal to 0.75% of the total number of shares outstanding on the listing date, on a fully diluted basis, for a purchase price of $0.01 per share. The terms of the agreement provide for, among other things, (i) payment by the Company of a commitment fee of $8 million (2% of the aggregate limit), payable in cash or stock, deliverable in installments, but no later than the first anniversary of SAM’s first trading day and (ii) that the Purchaser will not be required to purchase shares if the purchase would result in the Purchaser beneficially owning more than 9.99% of SAM, subject to waiver of the limitation by the Purchaser. $400 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing, but will not be funded until after Closing if at all.

SAFEs

The Company has entered into SAFEs for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash), which provide, among other things, for the conversion of such SAFEs into shares of SAM Common Stock in connection with the consummation of the Mergers. The SAFEs were issued by the Company to LamVen LLC, Broader Media Holdings, LLC, Park Lane Investments, LLC, Partners for Growth V, L.P. and Palantir Technologies, Inc. The funds invested under the SAFEs will be deemed received by SAM substantially concurrently with the Closing.

Other Potential Arrangements

Under the Merger Agreement, until the registration statement of which this proxy statement/prospectus forms a part becomes effective, Tuscan and the Company have agreed to work in good faith to (a) enter into non-redemption agreements with certain stockholders of Tuscan, which shall provide, among other things, that such stockholders of Tuscan shall not exercise redemption rights with respect to the public shares held by them and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of SAM to be consummated substantially concurrently with the consummation of the Mergers, in each case, on terms mutually acceptable to Tuscan and the Company (with each such party acting reasonably and in good faith). If any such transaction requires any make-whole rights, grants, issuances or transfers of additional equity securities or other similar terms, then, subject to the mutual agreement of each of the Company and Tuscan, up to, but not exceeding, the number of At-Risk Sponsor Shares shall be distributed, issued or transferred to the counterparty of such transaction, or held back by SAM.

Structure of the Business Combination

The following diagrams sets forth the ownership structure of Surf Air before the Business Combination, the formation of the merger subsidiaries and the ownership structure of SAM after the Business Combination and contribution transactions.

Existing ownership of Surf Air:

Formation of Merger Subsidiaries:

SAFE
Investors
Surf Air
Shareholders
100%
Surf Air
(BVI)
100%
SAM
(U.S.)
Surf Air Global
Subsidiaries
(U.S. and BVI)
100%
SAC
Merger Sub
(U.S.)
100%
THCA
Merger Sub
(U.S.)
100%
SAGL
Merger Sub
(BVI)

Structure of SAM after the Business Combination:

Tuscan Board’s Reasons for Approval of the Business Combination

Tuscan’s board of directors considered the due diligence conducted to date prior to reaching its conclusion. The board of directors reviewed a material amount of diligence items, including, but not limited to:

•        Numerous meetings, including virtual, in person and onsite with Surf Air’s management team.

•        Due diligence on the fundamental drivers of Surf Air’s business, including but not limited to, reviewing key performance indicators, financial projections and historical performance of the company.

•        Review of Surf Air’s material contracts, legal exposures, intellectual property assets, human resource plans and historical tax and accounting records.

•        Analysis of Surf Air’s audited and interim financial statements.

•        Consultations with financial and industry experts.

Tuscan’s board of directors considered a number of different factors pertaining to the proposed Business Combination with Surf Air as generally supporting its decision to enter into the Merger Agreement. In light of the number and wide variety of factors, Tuscan’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. Tuscan’s board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, for any given factor individual directors may have assigned different weights.

In considering the Business Combination, Tuscan’s board gave considerable weight to the following factors:

•        Performance and Growth Potential.    Surf Air has a demonstrated history of revenue and revenue growth, combining the performance of a regional air mobility platform with the potential of aircraft electrification and Aircraft-as-a-Service.

•        Differentiated Technology.    Surf Air provides an advanced software platform for regional air mobility and is well-positioned in the pursuit of electrified powertrains, through established partnerships with AeroTEC and magniX.

•        Geographic Coverage.    Surf Air and Southern operate an extensive network of routes, operating a large fleet of aircraft out of numerous regional airports and delivering thousands of flights with hundreds of thousands of passengers in 2021.

•        Addressable Market.    The regional air mobility market is large, and Tuscan’s management believes it is positioned for expansion as a result of technology advances, such as aircraft electrification.

•        Platform for Future Acquisitions and Expansion.    A public company status, combined with the capital to be provided from the Share Subscription Facility and possibly from Tuscan’s trust account, is expected to provide Surf Air with an optimal platform for potential future acquisitions and expanding its current offerings.

•        Experienced Management Team.    Surf Air has an experienced management team with prior backgrounds in technology, airline transportation and other high growth sectors. Surf Air’s management team has the right skill set and focus to execute on its business plan.

•        Commitment of Current Stockholders.    Under the Amended and Restated bylaws of SAM to be in effect upon the closing of the Business Combination, 95% of the shares of SAM Common Stock issued to the directors, officers and affiliates of Surf Air as of immediately prior to the Second Effective Time will be subject to restrictions on transfer (see “— Related Agreements and Transactions — Lockup Arrangements”) above, which the Tuscan board believed reflects the Surf Air stockholders’ belief in and commitment to the continued growth prospects of the combined company

•        Other Alternatives.    Tuscan’s board of directors believed, after a thorough review of other business combination opportunities reasonably available to Tuscan, that the proposed Business Combination with Surf Air represented the best potential business combination for Tuscan based upon the process utilized to evaluate and assess other potential acquisition targets. Tuscan’s board of directors and management also believed that such process had not presented a better alternative.

•        Negotiated Transaction.    Tuscan’s board of directors considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby.

Tuscan’s board of directors also considered a variety of uncertainties, risks and other potentially negative factors concerning the proposed business combination with Surf Air, including:

•        Technology.    The risk that Surf Air may fail to develop, manufacture and commercialize an electrified aircraft powertrain or that the expected benefits of electrifying the aircraft powertrain may not be realized.

•        Competition.    The risk that other providers of advanced regional air mobility, or alternative modes of regional transportation, may be preferred by consumers for technological, cost, ease or other reasons.

•        Market Growth.    The risk that the advanced regional air mobility market, which is in its early stages, will not gain market acceptance or will not gain market acceptance and grow and the expected rate.

•        Industry Risks.    The risks associated with the air travel industry, including legal, regulatory and financial changes that may negatively impact airline companies.

•        General Risks.    The risks of general economic conditions and COVID-19 related impacts on Surf Air’s and Southern’s business.

•        Personnel Risks.    The risks of hiring and retaining management talent. Key personnel in Surf Air’s and Southern’s industry are vital and competition for such personnel is significant. The loss of key personnel could be detrimental to Surf Air’s and Southern’s operations.

•        Closing Conditions.    The fact that completion of the Business Combination and the completion of the Southern Acquisition are conditioned on the satisfaction of certain closing conditions that are not within Tuscan’s control.

•        Failure to Achieve Benefits.    The risk that the potential benefits of the Business Combination and the Southern Acquisition may not be fully achieved, or may not be achieved within the expected timeframe.

•        Failure to Timely Close.    The risk with not closing the transaction in a timely manner, which could result in Tuscan being unable to complete an initial business combination by December 31, 2022 (or such later date as may be approved by Tuscan’s stockholders) and potentially force Tuscan to liquidate.

•        Significant Redemptions.    The risk that a significant number of Tuscan’s public stockholders may elect to redeem their public shares in connection with the consummation of the Business Combination.

•        Minority Stake.    The fact that existing Tuscan stockholders will hold a minority position in SAM.

•        Expenses and Potential Litigation.    The risks of the significant fees and expenses associated with completing the transaction, the substantial time and effort of management required to complete the Business Combination, and the possibility of litigation challenging the Business Combination.

Tuscan’s board of directors concluded that the potential benefits it expected Tuscan and its stockholders to achieve as a result of the proposed business combination outweighed the potentially negative factors associated with the proposed business combination. Accordingly, Tuscan’s board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Southern Acquisition, are fair to and in the best interests of Tuscan and its stockholders.

Conditions to the Closing of the Business Combination

Mutual Conditions

The consummation of the Business Combination is conditioned upon the following, among other things:

•        The Tuscan Stockholder Approval and the Company Member Approval having been received by Tuscan and the Company, respectively.

•        No governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award which is then in effect and has the effect of making the First Merger or the Second Merger illegal or otherwise prohibiting consummation of the First Merger or the Second Merger.

•        The Southern Acquisition having been consummated (which consummation shall be effective simultaneously with the Mergers).

•        SAM having at least $5,000,001 of net tangible assets (after giving effect to redemptions by Tuscan’s public stockholders) immediately following the Closing.

•        The registration statement of which this proxy statement/prospectus forms a part having become effective in accordance with the provisions of the Securities Act, no stop order having been issued by the SEC that remains in effect with respect to the registration statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC, which remains pending.

Other Conditions to Tuscan’s Obligations

The obligations of Tuscan to consummate the Business Combination is also conditioned upon, among other things:

•        The accuracy of the representations and warranties of the Surf Entities (subject to certain bring-down standards).

•        Performance in all material respects of the covenants of the Surf Entities required by the Merger Agreement to be performed on or prior to the Closing.

•        All outstanding material indebtedness owed to the Surf Entities by any person who will become an officer of SAM upon the Closing, or any person designated by the Company who will become a director of SAM upon the Closing, having been repaid in full; all outstanding material guaranties and similar arrangements pursuant to which the Company or any of its subsidiaries has guaranteed the payment or performance of any obligations of any such officer or director to a third party having been terminated; and no affiliate of the Company owning any direct equity interests in any company that utilizes in its name or otherwise “Surf Air” or any derivative thereof.

Other Conditions to the Surf Entities’ Obligations

The obligations of the Surf Entities to consummate the Business Combination are also conditioned upon, among other things:

•        The accuracy of the representations and warranties of Tuscan (subject to certain bring-down standards).

•        Performance in all material respects of the covenants of Tuscan required by the Merger Agreement to be performed on or prior to the Closing.

•        The approval for listing on Nasdaq of SAM Common Stock to be issued in connection with the Business Combination, subject, if applicable, to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

•        The Available Cash being equal to or greater than $300 million. In determining Available Cash, $400 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing and the funds invested under the SAFEs will be deemed received by SAM substantially concurrently with the Closing. Because the funds under the Share Subscription Facility are deemed received at the Closing, but may not be funded until after the Closing if at all, the Available Cash closing condition may be satisfied even if the actual cash on hand is substantially less than $300 million.

If Tuscan does not complete the Business Combination with Surf Air by January 9, 2023, we expect Tuscan’s securities will be delisted from Nasdaq (subject to any further review by the Nasdaq Listing Council and Nasdaq Board) and in such event we expect the SAM Common Stock will not be eligible for listing on Nasdaq at the Closing. Because the listing of the SAM Common Stock is a condition to Closing as set forth above, if the Closing does not occur by January 9, 2023, we expect the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Termination

The Merger Agreement may be terminated and the Business Combination abandoned as follows:

•        by written consent of Tuscan and the Company;

•        by either Tuscan or the Company, if the First Effective Time has not occurred on or before the Outside Date; provided that the Outside Date shall automatically be extended without any further action by any party until February 17, 2023, if either (i) the registration statement of which this proxy statement/prospectus forms a part has not been declared effective by the SEC, or (ii) the Registration Statement has been declared effective by the SEC, but the Tuscan Stockholder Approval has not been obtained at least five business days prior to then-current Outside Date; and provided that this termination right is not available to a party that is in breach or violation of the Merger Agreement and such breach or violation is the primary cause of the failure to close by the Outside Date;

•        by either Tuscan or the Company, if a governmental authority has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the First Merger or the Second Merger, illegal or otherwise preventing or prohibiting consummation of the First Merger or the Second Merger;

•        by either Tuscan or the Company, if the Tuscan Stockholder Approval is not obtained;

•        by either Tuscan or Company, if the other party has breached any of its covenants or representations and warranties such that the terminating party’s closing conditions would not be satisfied (subject to a thirty-day cure period), provided that this termination right is not available to a party that is in breach of the Merger Agreement such that the other party’s closing conditions would not be satisfied;

•        by Tuscan, if the Company Member Approval is not obtained on or prior to the date of the meeting of Tuscan’s stockholders called to obtain the Tuscan Stockholder Approval;

•        by Tuscan, if the agreement for the Southern Acquisition has been validly terminated; or

•        by the Company, if an extension of the period of time for Tuscan to complete its initial business combination is not approved by the requisite holders of the Tuscan Common Stock in accordance with the Merger Agreement.

Upon termination of the Merger Agreement, the Merger Agreement will become void, and there will be no liability under the Merger Agreement on the part of any party, except for willful and intentional breach of the Merger Agreement prior to such termination. If the Merger Agreement is not properly terminated, it will remain in full force and effect, and each party will have the right to enforce the agreement in accordance with its terms, including by seeking specific performance.

Waiver

Either Tuscan or any of the Surf Entities may extend the time for performance of any obligation of any other party, waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and waive compliance with any agreements of any other party or any condition to its own obligations contained in the Merger Agreement. Notwithstanding the foregoing, pursuant to Tuscan’s amended and restated certificate of incorporation, Tuscan cannot consummate the proposed Business Combination if, immediately prior to the Closing, Tuscan has less than, and upon consummation of the Business Combination, SAM has less than, $5,000,001 of net tangible assets, after taking into account any redemptions of Tuscan shares held by public stockholders.

Amendments

The Merger Agreement may be amended only in writing by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the First Effective Time. However, after approval of the Business Combination Proposal is obtained, there shall be no amendment or waiver that, pursuant to applicable law, requires further approval of the Tuscan stockholders, without the receipt of such further approval. Furthermore, after the Company Member Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable law, requires further approval of the members of the Company, without receipt of such further approval.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by, and construed in accordance with, the laws of Delaware applicable to contracts executed in and to be performed in Delaware. All actions and proceedings arising out of or relating to the Merger Agreement will be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in Delaware. Each of the parties to the Merger Agreement has (a) submitted to the exclusive jurisdiction of the Delaware Chancery Court (or, if such court does not have subject matter jurisdiction, any state or federal court located in Delaware) for the purpose of any action arising out of or relating to the Merger Agreement or certain other related agreements brought by any party to the Merger Agreement or such other related agreements, and (b) irrevocably waived, and agreed not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that the Merger Agreement or the transactions contemplated thereby may not be enforced in or by any of the above-named courts.

Additional Matters Being Voted On

In addition to voting on the Business Combination Proposal, the stockholders of Tuscan will vote on the following proposals.

The Charter Amendments Proposal (Proposal No. 2)

The stockholders of Tuscan will vote on a proposal to approve the Amended and Restated Certificate of Incorporation. A copy of SAM’s Amended and Restated Certificate of Incorporation is attached to this proxy statement/prospectus as Annex B. You are encouraged to read the Amended and Restated Certificate of Incorporation in its entirety. See the section entitled “Proposal No. 2: The Charter Amendments Proposal.”

The Director Election Proposal (Proposal No. 3)

The stockholders of Tuscan will vote to elect seven (7) directors who will serve as directors of SAM until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. SAM’s Board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. If the nominees listed in this proxy statement/prospectus are elected: [      ] and [      ] will serve in Class A, whose initial terms expire at SAM’s 2023 annual meeting of stockholders; [      ] and [      ] will serve in Class B, with initial terms expiring at SAM’s 2024 annual meeting of stockholders; and [      ], [  ] and [      ] will serve in Class C, with initial terms expiring at SAM’s 2025 annual meeting of stockholders, and in each case until their respective successors are duly elected and qualified. Thereafter, each class of directors will hold office until the third succeeding annual meeting after their election and until their respective successors are duly elected and qualified. See the section entitled “Proposal No. 3: The Director Election Proposal.”

The Nasdaq Proposal (Proposal No. 4)

The stockholders of Tuscan will vote on a proposal to approve, as required by the rules of the Nasdaq Stock Market, the issuance by SAM, as the successor to Tuscan, of shares of SAM Common Stock in connection with the Business Combination and related transactions, in an amount equivalent to greater than 20% of the number of shares of the Tuscan Common Stock outstanding before the execution of the Merger Agreement and which may result in a Change of Control of SAM, as the successor to Tuscan, including (i) the issuance of shares of SAM Common Stock, including as earnout consideration, pursuant to Mergers and the Southern Acquisition, (ii) the issuance of shares of SAM Common

Stock in a private placement transaction pursuant to the Share Purchase Agreement, and (iii) the issuance of shares of SAM Common Stock in a private placement transaction pursuant to the conversion of the SAFEs. See the section entitled “Proposal No. 4: The Nasdaq Proposal.”

The Incentive Plan Proposal (Proposal No. 5)

The stockholders of Tuscan will vote on a proposal to approve the 2022 Plan. The 2022 Plan will initially reserve approximately [    ]% of the shares of SAM Common Stock, subject to certain adjustments and a customary evergreen provision. The purposes of the 2022 Plan are to (i) align the interests of SAM’s stockholders and the recipients of awards under the 2022 Plan by increasing the proprietary interest of such recipients in SAM’s growth and success, (ii) advance the interests of SAM by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) motivate such persons to act in the long-term best interests of SAM and its stockholders. The 2022 Plan is attached to this proxy statement/prospectus as Annex D. You are encouraged to read the proposed 2022 Plan in its entirety. See the section entitled “Proposal No. 5: The Incentive Plan Proposal.”

The ESPP Proposal (Proposal No. 6)

The stockholders of Tuscan will vote upon a proposal to approve the ESPP. The ESPP will initially reserve approximately [    ]% of the shares of SAM Common Stock for future issuance in accordance with the ESPP’s terms, subject to certain adjustments and a customary evergreen provision. The purpose of the ESPP is to provide employees of the combined company and its designated subsidiaries (whether now existing or subsequently established) with the ability to acquire shares of SAM Common Stock at a discount to the market price and to pay for such purchases through payroll deductions or other approved contributions. SAM believes that the ESPP will be important in helping to attract and retain employees. The ESPP is attached to this proxy statement/prospectus as Annex E. You are encouraged to read the proposed ESPP in its entirety. See the section entitled “Proposal No. 6: The ESPP Proposal.”

The Adjournment Proposal (Proposal No. 7)

The stockholders of Tuscan may vote on a proposal to adjourn the special meeting to a later date or dates if it is determined by Tuscan and Surf Air that additional time is necessary to complete the Business Combination for any reason. See the section entitled “Proposal No. 7: The Adjournment Proposal.”

Date, Time and Place of Special Meeting of Tuscan’s Stockholders

The special meeting will be held at [      ] Eastern Time, on [      ], 2022, to consider and vote upon the Business Combination Proposal, the Charter Amendments Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. The special meeting will be held solely over the internet by means of a live audio webcast. You may attend and participate in the special meeting by accessing the meeting web portal located at https://www.cstproxy.com/tuscanholdingscorpii/sm2022.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of Tuscan Common Stock at the close of business on [      ], 2022, which is the record date for the special meeting. Stockholders will have one vote for each share of Tuscan Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted and counted. On the record date, there were [      ] shares of Tuscan Common Stock entitled to vote at the special meeting. Tuscan’s Warrants do not have voting rights.

Quorum and Vote of Tuscan Stockholders

A quorum of Tuscan stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the outstanding shares entitled to vote at the special meeting are represented by attendance through the meeting web portal or by proxy. Shares subject to abstentions will count as present for the purposes of establishing a quorum, even if the holder has abstained from voting on all matters. Additionally, shares that are subject to broker non-votes will count as present for the purposes of establishing a quorum, unless the shares are not entitled to be voted on any matter.

The proposals presented at the special meeting will require the following votes:

•        The Business Combination Proposal.    The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock present and entitled to vote at the special meeting.

•        The Charter Amendments Proposal.    The approval of the Charter Amendments Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock on the record date.

•        The Director Election Proposal.    The election of directors requires a plurality of the votes cast at the special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, if a director nominee receives at least one vote “FOR,” the director nominee will be elected as a director.

•        The Nasdaq Proposal.    The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

•        The Incentive Plan Proposal.    The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

•        The ESPP Proposal.    The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

•        The Adjournment Proposal.    The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

The Business Combination Proposal, the Charter Amendments Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are considered non-routine proposals, and, accordingly, brokers are not entitled to vote on these proposals absent voting instructions from the beneficial holder. Because there are no routine proposals on which brokers may vote absent such instructions, Tuscan anticipates that brokers who do not receive such instructions will refrain from voting entirely and accordingly there will not be any broker non-votes on the proposals at the special meeting.

Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal. Because shares subject to abstentions are outstanding shares, abstentions will have the same effect as a vote “against” the Charter Amendments Proposal. Because shares subject to abstentions are not cast for any nominee, abstentions will have no effect on the Director Election Proposal.

Broker non-votes, if any, will have the same effect as a vote “against” the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on these proposals. Because shares subject to broker non-votes are outstanding shares, broker non-votes, if any, will have the same effect as a vote “against” the Charter Amendments Proposal. Because shares subject to broker non-votes are not cast for any nominee, broker non-votes, if any, will have no effect on the Director Election Proposal.

The sponsor, which is an affiliate of certain of Tuscan’s directors and officers, beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus. Accordingly, the Business Combination Proposal and the other proposals being presented at the special meeting may be approved, and the director nominees identified in this proxy statement/prospectus may be elected, even if all the holders of the public shares vote against such proposals and against the election of such director nominees.

The Closing of the Business Combination is conditioned on approval of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and on the election of the nominees set forth in the Director Election Proposal. If any of the foregoing proposals are not approved or nominees are not elected and the applicable closing condition in the Merger Agreement is not waived, the remaining proposals will not be presented to stockholders for a vote.

Redemption Rights

Pursuant to Tuscan’s Existing Charter, a holder of public shares may demand that Tuscan redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they deliver their stock to Tuscan’s transfer agent no later than two business days prior to the special meeting. Holders of public shares do not need to affirmatively vote for or against the Business Combination Proposal, or vote at all, or be a holder of such public shares as of the record date, to exercise redemption rights. If the Business Combination is not completed, no shares will be redeemed for cash. If a holder of public shares properly demands redemption in accordance with the procedures set forth in this proxy statement/prospectus, Tuscan will redeem each such public share for a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the trust account as of such date and not previously released to Tuscan as permitted, net of interest that may be used by Tuscan to pay its tax obligations. As of [      ], 2022, the record date, this would amount to approximately $[      ] per share. If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Tuscan Common Stock for cash and will no longer own the shares. See the section entitled “Special Meeting in Lieu of an Annual Meeting of Tuscan Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to exercise redemption rights.

Under the Merger Agreement, it is a condition to the closing of the Business Combination that SAM has net tangible assets of at least $5,000,001 immediately following the Business Combination, after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of public shares, the Closing of the Business Combination and any financing transactions completed prior to or concurrently with the Closing of the Business Combination. In addition, it is a condition to the consummation of the Business Combination that there be Available Cash equal to or greater than $300 million. However, in determining Available Cash, $400 million of the Share Subscription Facility and the funds invested under the SAFE Agreements will be deemed received by SAM substantially concurrently with the Closing. Accordingly, the Available Cash condition will be met so long as the Share Purchase Agreement remains in full force and effect.

Holders of Tuscan Warrants will not have redemption rights with respect to such warrants. Holders of public shares will retain their Tuscan Warrants (which will become SAM Warrants upon consummation of the Business Combination) even if they exercise redemption rights. Accordingly, they may sell their warrants freely in the open market. However, Tuscan and SAM cannot assure the holders of Tuscan Warrants or SAM Warrants that they will be able to sell their warrants in the open market at a desirable price or at all, as there may not be sufficient liquidity in such securities when holders wish to sell their warrants and the market price of the warrants may fluctuate substantially, based on fluctuations in the market price of the Tuscan Common Stock and SAM Common Stock or otherwise. See “Risk Factors — Future resales of SAM Common Stock after the consummation of the Business Combination may cause the market price of SAM Common Stock to drop significantly, even if our business is doing well” and “— Tuscan Stockholders will experience dilution as a consequence of the issuance of SAM Common Stock as consideration in the Business Combination and may experience dilution from several additional sources in connection with and after the Business Combination. Having a minority share position may reduce the influence that Tuscan Stockholders have on the management of SAM.”

Dissenters’ Rights

Neither holders of Tuscan Common Stock nor holders of Tuscan Warrants have appraisal rights in connection with the Business Combination under Delaware law.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Tuscan has engaged Advantage Proxy Inc. to assist in the solicitation of proxies. If a stockholder of record grants a proxy, it may still change its vote by sending a later-dated, signed proxy card to Tuscan’s transfer agent so that it is received prior to the vote at the special meeting, or by submitting a ballot through the meeting web portal during the special meeting webcast. A stockholder of record also may revoke its proxy by sending a notice of revocation to Tuscan’s transfer agent, which must be received prior to the vote at the special meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. See the section entitled “Special Meeting in Lieu of an Annual Meeting of Tuscan Stockholders — Revoking Your Proxy.”

Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination

In considering the recommendation of the Tuscan Board to vote in favor of the Business Combination, and when considering whether to exercise their redemption rights, Tuscan’s stockholders should be aware that, aside from their interests as stockholders, the sponsor and certain of Tuscan’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Tuscan’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination or exercise their redemption rights. These interests include, among other things, the fact that:

•        If the Business Combination with the Company or another initial business combination is not consummated by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter), Tuscan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Tuscan Board, dissolve and liquidate. In such event, the 4,312,500 founder shares held by the sponsor, which were acquired for an aggregate purchase price of $25,000 prior to Tuscan’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[      ], based upon the closing price of $[      ] per share on Nasdaq, on the record date. However, if the Business Combination is completed, 30% of the founder shares will be transferred for no consideration or forfeited in connection with the Closing, and up to an additional 20% of the founder shares may be forfeited if the earnout conditions described elsewhere in this proxy statement/prospectus are not satisfied after the Closing.

•        The sponsor, which is affiliated with certain of Tuscan’s directors and officers, purchased an aggregate of 198,438 private units at a price of $10.00 per private unit and 1,984,372 private warrants at a price of $1.00 per private warrant, for an aggregate purchase price of $3,968,752, in a private placement concurrently with Tuscan’s initial public offering. All of the proceeds Tuscan received from these purchases were placed in the trust account. The private units and private warrants had an aggregate market value of $[      ], based upon the closing price of $[      ] per unit and $[      ] per warrant on Nasdaq, on the record date. The private units and private warrants will become worthless if Tuscan does not consummate a business combination by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter).

•        Given the differential in the purchase price that the sponsor paid for the sponsor shares as compared to the price of the Units sold in Tuscan’s initial public offering, the sponsor and its affiliates may earn a positive rate of return on their investment even if the Tuscan Common Stock trades below the price initially paid for the Units in Tuscan’s initial public offering and the public stockholders experience a negative rate of return following the Closing of the Business Combination.

•        If Tuscan is unable to complete a business combination within the required time period, the sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tuscan for services rendered or contracted for or products sold to Tuscan. If Tuscan consummates a business combination, on the other hand, the sponsor will have no such liability and Tuscan will be liable for all such claims.

•        The sponsor and Tuscan’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tuscan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Tuscan fails to consummate an initial business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, Tuscan may not be able to reimburse these expenses if the Business Combination with Surf Air or another initial business combination is not completed by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to its Existing Charter). As of September 15, 2022, the sponsor and Tuscan’s directors and officers and their affiliates had not incurred any unpaid reimbursable expenses, although they may incur reimbursable expenses after the date of this proxy statement/prospectus.

•        The sponsor and Tuscan’s directors and officers (or their affiliates) may make loans from time to time to Tuscan to fund certain capital requirements. As of September 15, 2022, the sponsor had not made any such working capital loans to Tuscan, although working capital loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any working capital loans will not be repaid and will be forgiven except to the extent there are funds available to Tuscan outside of the trust account.

•        In connection with the extensions of the time that Tuscan has to complete an initial business combination, as of September 15, 2022, the sponsor had loaned an aggregate of $2,699,020 to Tuscan, which amounts were contributed to and deposited in the trust account. These contribution loans will be repaid if an initial business combination, such as the Business Combination with the Company, is completed, but will be forgiven if an initial business combination is not completed, except to the extent of any funds outside the trust account.

In the aggregate, the sponsor and directors and officers of Tuscan and their affiliates have approximately $6.7 million of cash investment at risk that depends upon the completion of a business combination. Such amount consists of (i) approximately $2.0 million representing the value of the private units (based on the purchase price of $10.00 per unit), (ii) approximately $2.0 million representing the value of the private warrants (based on the purchase price of $1.00 per warrant), and (iii) as of September 15, 2022, approximately $2.7 million representing the aggregate principal amount of outstanding loans made by the sponsor to Tuscan for the extensions of time Tuscan has to consummate an initial business combination, which loans will not be repaid unless a business combination is consummated. In addition, the sponsor and directors and officers of Tuscan and their affiliates may make working capital loans to Tuscan and may incur expenses reimbursable by Tuscan after the date of this proxy statement/prospectus.

The existence of financial and personal interests of the sponsor and Tuscan’s directors and officers may result in a conflict of interest on the part of the directors and officers between what they may believe is in the best interests of Tuscan and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals and in making other determinations in connection with the Business Combination. Tuscan stockholders should take these interests into account in deciding whether to approve the Business Combination.

At any time during a period when they are not in possession of any material nonpublic information regarding Tuscan or its securities, the sponsor, Tuscan’s directors and officers, the Company or the Company’s shareholders and/or their respective affiliates may purchase shares from investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to redeem, or indicate an intention to redeem, their public shares for a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Tuscan Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to reduce the number of public shares being submitted for redemption. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or Tuscan Warrants owned by the sponsor for nominal value. For example, the Merger Agreement contemplates that the At-Risk Sponsor Shares may be transferred or distributed to holders of public shares in connection with the entry into non-redemption arrangements with such holders. See the sections entitled “Proposal No. 1: The Business Combination Proposal” and “The Merger Agreement” below.

Entering into any such arrangements may have a depressive effect on Tuscan Common Stock and SAM Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. Tuscan will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation of the Tuscan Board to Tuscan’s Stockholders

The Tuscan Board believes that the Business Combination Proposal and the other proposals to be presented at the special meeting are fair to and in the best interest of Tuscan’s stockholders and recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendments Proposal, “FOR” the election of the director nominees identified in this proxy statement/prospectus, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal, if presented.

Sources and Uses of Funds for Business Combination

The following table summarizes the estimated sources and uses for funding the Business Combination (all amounts in thousands):

Sources(1)		Uses(1)
Surf Air Cash and Cash Equivalents	$5,843	SAM Cash and Cash Equivalents	$34,378
Southern Cash	3,835	Repay Tuscan Sponsor Working Capital Loan	2,699
Tuscan Cash	62	Aircraft Related Contractual Obligations(2)	35,000
Cash in Trust	27,333	Transaction Costs(3)	9,996
Common Shares Exchanged for Convertible Debt Securities(4)	55,919	Retire Convertible Debt Securities(4)	55,919
New Capital to be Arranged Prior to Closing(5)	45,000
Total Sources	$137,992	Total Uses	$137,992

____________

(1)      Assumes no redemptions. Figures as of June 30, 2022.

(2)      See section entitled, “Information on Surf Air Mobility — Key Agreements” for additional details on contractual obligations.

(3)      Excludes up to approximately $7.5 million in advisors’ fees that may be payable through the issuance of SAM common stock. Assumes payment of a fee of $4.0 million to EarlyBirdCapital, based on Tuscan’s expectation that it will negotiate a reduction to the $6.0 million business combination marketing fee due to EarlyBirdCapital.

(4)      Reflects the conversion of an existing Surf Air debt instrument into Surf Air common shares prior to the close of the Transaction. No new cash is generated from this conversion.

(5)      SAM intends to raise additional capital prior to the closing of the Transaction. Alternatively, the existing Share Subscription Facility provides up to $400 million of available funding.

Material U.S. Federal Income Tax Consequences of the Business Combination

For a description of the material U.S. federal income tax consequences of the Mergers and the exercise of redemption rights, please see the information set forth in “Proposal No. 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Tuscan Common Stock.”

Expected Accounting Treatment

The Mergers are expected to be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Surf Air with the acquisition being treated as the equivalent of Surf Air issuing stock for the net assets of Tuscan, accompanied by a recapitalization.

Regulatory Matters

The Business Combination is subject to the following regulatory matters, in addition to the filings with the State of Delaware and the British Virgin Islands necessary to effectuate the Mergers. No notification or report forms are required to be filed with the Antitrust Division of the U.S. Department of Justice or the United States Federal Trade Commission, and no statutory waiting period applies, under the HSR Act.

Air Carrier Fitness

The Surf Entities, together with Southern, must provide notice to Air Carrier Fitness Division of the DOT thirty (30) days in advance of the change of control of Southern Airways Express, LLC, a wholly-owned subsidiary of Southern and holder of a U.S. commuter air carrier certificate from the DOT, in connection with the Southern Acquisition and the Transactions.

Emerging Growth Company

Each of Tuscan, Surf Air and Southern is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, each of Tuscan, Surf Air and Southern is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Tuscan, Surf Air and Southern have elected to take advantage of such extended transition period.

Each of Tuscan and SAM will remain an emerging growth company until the earlier of (1) December 31, 2024 (the last day of the fiscal year following the fifth anniversary of the consummation of Tuscan’s initial public offering), (2) the last day of the fiscal year in which SAM has total annual gross revenue of at least $1.235 billion, (3) the last day of the fiscal year in which SAM is deemed to be a “large accelerated filer,” as defined in the Exchange Act, and (4) the date on which SAM has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Risk Factors and Risk Factors Summary

In evaluating the proposals to be presented at the special meeting, a stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Set forth below is only a summary of principal risks associated with SAM, Southern, the Company and Tuscan.

Risks Related to Surf Air’s and Southern’s Business and Industry

•        Surf Air has incurred significant losses since its inception and expects to incur significant expenses and continuing losses for the foreseeable future. SAM may not be able to achieve or maintain profitability or positive cash flows.

•        The market for regional air mobility has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

•        We expect to face intense competition in the regional air mobility industry.

•        If we are not able to successfully enter into new markets, offer new routes and services and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected.

•        Our customers’ perception of us and our reputation may be impacted by the broader industry, and customers may not differentiate our services from those of our competitors.

•        If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

•        The success of our business will be highly dependent on our ability to effectively market and sell air transportation as a substitute for conventional methods of transportation.

•        Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for our services.

•        We may be unable to reduce end-user pricing for our air mobility services over time at rates sufficient to stimulate demand and drive expected growth for our air mobility services.

•        The duration and severity of the COVID-19 pandemic adversely affected Surf Air and Southern’s business operations and financial results, and similar public health threats that we may face in the future could result in additional adverse effects on our business, financial condition and results of operations.

Risks Related to the Development of Electrification Technology

•        We, as well as our development and supply chain partners, have limited experience to date in the development and manufacturing of hybrid-electric powertrains and integrating those newly developed powertrains into existing certified airframes.

•        Our suppliers for the parts and components in our hybrid-electric powertrain under development are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.

•        Our success will depend on our ability to economically outsource the production, assembly and installation of our hybrid-electrified powertrain solutions at scale, and our ability to develop and produce hybrid-electrified powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven.

•        SAM’s collaboration with TAI for SAM’s development of hybrid-electric powertrains for Cessna Caravans and SAM’s relationship with TAI as its exclusive supplier of certain electrified and hybrid-electric powertrains are subject to a number of conditions and milestones. If the conditions and milestones in the TAI agreements governing SAM’s relationship with TAI are not met, or if the agreements or exclusive relationship are cancelled, modified or delayed, SAM’s prospects, business, financial condition and results of operations will be harmed.

•        Our competitors may commercialize their technology before us, either in general or in specific markets, or we may otherwise not be able to fully capture the first mover advantage that we anticipate.

•        Our hybrid-electrified powertrain solutions may not result in the operating cost savings we anticipate, which could negatively impact the future economics of our network operations as well as our ability to successfully sell and market our planned future Aircraft-as-a-Service and Powertrains-as-a-Service initiatives.

Risks Related to Surf Air’s and Southern’s Operations and Infrastructure

•        If we are unable to obtain and maintain adequate facilities and infrastructure, including securing access to key infrastructure such as airports, after the Business Combination, we may be unable to offer our service in a way that is useful to passengers.

•        Surf Air and Southern’s operations are currently concentrated in a small number of metropolitan areas and airports which makes their businesses particularly susceptible, and will make SAM’s business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

•        Our aircraft utilization may be lower than expected and our aircraft may be limited in performance during certain weather conditions. We are vulnerable to delays, cancellations or flight rescheduling, as we will rely on maintaining a high daily aircraft usage rate, and need to aggregate customers on our by-the-seat flights to lower direct costs to third-party operators.

•        The supply of pilots to the airline industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may have a material adverse effect on our business, financial condition and results of operations.

•        We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

•        The profitability of our current operations is dependent on the availability and pricing of aircraft fuel. Periods of significant disruption in the supply of aircraft fuel or elevated pricing could have a significant negative impact on our results of operations and liquidity.

Risks Related to Surf Air’s and Southern’s Dependence on Third-Party Providers

•        If our third-party aircraft operators are unable to support our operations or the growth of our business, or we are unable to add alternative third-party aircraft operators to meet demand, our costs may increase and our business, financial condition and results of operations could be adversely affected.

•        If we encounter problems, such as workforce disruptions, with any of our third-party aircraft operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

•        Our third-party aircraft operators’ insurance may become too difficult or expensive for them to obtain. If our third-party aircraft operators are unable to maintain sufficient insurance coverage, it may materially and adversely affect our results of operations and financial condition.

•        We rely on third-party web service providers to deliver our offerings to users on our platform, and any disruption of or interference with our use of third-party web services could adversely affect our business, financial condition and results of operations.

Legal and Regulatory Risks Related to SAM’s Business

•        Our business will be subject to a variety of extensive and evolving laws and regulations, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel and competitive disadvantages.

•        We may be unable to obtain or maintain relevant regulatory approvals for the commercialization of our electrification of aircraft.

•        Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could have a material adverse effect on our business and financial condition.

SELECTED HISTORICAL FINANCIAL INFORMATION OF TUSCAN

The following table sets forth selected historical financial information derived from Tuscan’s (i) unaudited condensed financial statements included elsewhere in this proxy statement/prospectus as of June 30, 2022 and for three and the six months ended June 30, 2022 and June 30, 2021, and (ii) audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2021 and 2020 and for the two years then ended. You should read the following summary financial information in conjunction with the section entitled “Tuscan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Tuscan’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

Tuscan has neither engaged in any operations nor generated any revenue to date. Tuscan’s only activities from inception through the record date were organizational activities and those necessary to complete its initial public offering and identify a target company for a business combination. Tuscan does not expect to generate any operating revenue until after the completion of the Mergers.

Selected Historical Balance Sheet Data

(in thousands):	June 30, 2022	December 31, 2021
Total Current Assets	92	278
Total Assets	$27,425	$127,693
Total Current Liabilities	3,114	34,392
Warrant liabilities	424	1,055
Total Liabilities	3,538	35,447
Common stock subject to possible redemption, 2,618,101 and 9,307,645 shares at redemption value at June 30, 2022 and December 31, 2021, respectively	27,311	95,412
Total Stockholders’ Deficit	(3,424)	(3,167)

Selected Historical Statement of Operations Data

	For the Six Months Ended June 30,
(in thousands, except share and per share data):	2022	2021
Operating and formation costs	$648	$478
Loss from operations	(648)	(478)

Other income (expense):
Change in fair value of warrant liability	631	975
Interest earned on marketable securities held in Trust Account	48	39
Unrealized gains on marketable securities held in Trust Account	—	16
Total other income (expense), net	679	1,029

Net income	$31	$549
Basic and diluted weighted average shares outstanding, Common stock	10,626,479	20,403,518
Basic and diluted net income per share, Common stock	$0.00	$0.08

	Year Ended December 31,
(in thousands, except share and per share data):	2021	2020
Operating and formation costs	$1,093	$619
Loss from operations	(1,093)	(619)

Other income (expense):
Change in fair value of warrant liability	2,810	(1,446)
Interest earned on marketable securities held in Trust Account	59	1,387
Unrealized loss on marketable securities held in Trust Account	—	(4)
Total other income (expense), net	2,869	(64)

Income (loss) before income taxes	1,776	(683)
Provision for income taxes	—	(160)
Net income (loss)	$1,776	$(843)

Basic and diluted weighted average shares outstanding, common stock	19,550,323	21,987,500
Basic and diluted net loss per common share, common stock	$0.09	$(0.04)

SELECTED HISTORICAL FINANCIAL INFORMATION OF SURF AIR

Surf Air is providing the following financial information to aid you in your analysis of the financial aspects of the transaction. This information is only a summary, and you should read it in conjunction with the historical financial statements of Surf Air and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following selected financial data have been derived from Surf Air’s audited financial statements as of and for the years ended December 31, 2021 and 2020 and from Surf Air’s unaudited financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 that are included in this proxy statement/prospectus. The financial statements have been prepared and presented in accordance with U.S. GAAP. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Surf Air’s management, the unaudited consolidated financial statements for interim periods include all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results for such interim periods. This selected financial information should be read in conjunction with the section entitled “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The historical results presented below are not necessarily indicative of results to be expected for any future period.

	For the Six Months Ended June 30,
(in thousands):	2022	2021
Consolidated Statements of Operations Data:
Revenue	$9,296	$3,301
Cost of revenue, exclusive of depreciation and amortization	$11,209	$4,538
Operating loss	$(24,286)	$(17,136)
Net loss	$(29,400)	$(17,215)
(in thousands):	June 30, 2022	December 31, 2021
Select Consolidated Balance Sheets Data:
Cash and cash equivalents	$5,843	$719
Total assets	$19,923	$7,558
Total liabilities	$70,501	$61,892
Working capital (deficit)(1)	$(25,370)	$(53,632)

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

(in thousands):	For The Year Ended December 31,
	2021	2020
Consolidated Statements of Operations Data:
Revenue	$11,798	$7,500
Cost of revenue, exclusive of depreciation and amortization	$14,495	$8,199
Operating loss	$(33,350)	$(20,758)
Net loss	$(35,784)	$(23,437)
(in thousands):	December 31, 2021	December 31, 2020
Select Consolidated Balance Sheets Data:
Cash and cash equivalents	$719	$7,397
Total assets	$7,558	$11,707
Total liabilities	$61,892	$49,664
Working capital (deficit)(1)	$(53,632)	$(35,201)

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

SELECTED HISTORICAL FINANCIAL INFORMATION OF SOUTHERN

Southern is providing the following financial information to aid you in your analysis of the financial aspects of the transaction. This information is only a summary, and you should read it in conjunction with the historical financial statements of Southern and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following selected financial data have been derived from Southern’s audited financial statements as of and for the years ended December 31, 2021 and 2020 and from Southern’s unaudited financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 that are included in this proxy statement/prospectus. The financial statements have been prepared and presented in accordance with US GAAP. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Southern’s management, the unaudited consolidated financial statements for interim periods include all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results for such interim periods. This selected financial information should be read in conjunction with the section entitled “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The historical results presented below are not necessarily indicative of results to be expected for any future period.

(in thousands):	For the Six Months Ended June 30,
	2022	2021
Consolidated Statements of Operations Data:
Revenue	$36,521	$24,645
Operating income (loss)	$(1,631)	$9,044
Net income (loss)	$(2,171)	$8,396
(in thousands):	June 30, 2022	December 31, 2021
Select Consolidated Balance Sheets Data:
Cash and cash equivalents	$3,835	$5,710
Total assets	$55,355	$28,779
Total liabilities	$49,829	$22,186
Working capital (deficit)(1)	$(8,013)	$85

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

(in thousands):	For The Year Ended
	2021	2020
Consolidated Statements of Operations Data:
Revenue	$57,794	$38,195
Operating income	$11,875	$5,033
Net income	$10,775	$4,066
(in thousands):	December 31, 2021	December 31, 2020
Select Consolidated Balance Sheets Data:
Cash and cash equivalents	$5,710	$2,073
Total assets	$28,779	$18,001
Total liabilities	$22,186	$22,503
Working capital (deficit)(1)	$85	$(3,690)

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Unaudited Pro Forma Condensed Combined Financial Information”) gives effect to the Business Combination and related transactions. The Mergers are expected to be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Surf Air with the acquisition being treated as the equivalent of Surf Air issuing stock for the net assets of Tuscan, accompanied by a recapitalization.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the historical balance sheet of Tuscan, the historical balance sheet of Surf Air, and the historical balance sheet of Southern on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 combines the historical statements of operations of Tuscan, Surf Air, and Southern for the periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented.

The historical financial information has been adjusted to give effect to the expected events that are related and/or directly attributable to the Business Combination and related transactions, summarized below, are fair and balanced and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Business Combination and related transactions, summarized below.

The Summary Unaudited Pro Forma Condensed Combined Financial Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The Summary Unaudited Pro Forma Condensed Combined Financial Information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Tuscan, Surf Air and Southern for the applicable periods included elsewhere in this proxy statement/prospectus. The Summary Unaudited Pro Forma Condensed Combined Financial Information has been presented for informational purposes only and is not necessarily indicative of what SAM’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Unaudited Pro Forma Condensed Combined Information does not purport to project the future financial position or operating results of SAM following the Business Combination.

The Summary Unaudited Pro Forma Condensed Combined Financial Information has been prepared using the assumptions below with respect to the potential redemption into cash of Tuscan Common Stock:

•        Assuming No Redemption:    This presentation assumes that no public shareholders of Tuscan exercised redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•        Assuming Interim (50%) Redemption:    This presentation assumes 1,309,051 of the public shares are redeemed for their pro rata share of the funds in the trust account. This scenario gives effect to Tuscan’s public shareholder redemptions for aggregate redemption payments of $13.7 million.

•        Assuming Maximum Redemption:    This presentation assumes 2,618,101 of the public shares are redeemed for their pro rata share of the funds in the trust account. This scenario gives effect to Tuscan’s public shareholder redemptions for aggregate redemption payments of $27.3 million.

	Pro Forma Combined
	Assuming No Redemptions	Assuming Interim (50%) Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Six Months Ended June 30, 2022 (in thousands)
Net Loss	$(21,528)	$(21,528)	$(21,528)
Basic and diluted net loss per share	$(0.22)	$(0.22)	$(0.23)
Weighted average shares outstanding	$97,755,965	$96,446,915	$95,137,864
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2021 (in thousands)
Net Loss	$(32,081)	$(32,081)	$(32,081)
Basic net loss per share	$(0.33)	$(0.33)	$(0.34)
Diluted net loss per share	$(0.35)	$(0.35)	$(0.36)
Weighted average shares outstanding – Basic	$97,755,965	$96,446,915	$95,137,864
Weighted average shares outstanding – Diluted	$99,839,556	$98,530,506	$97,221,455
	Pro Forma Combined
	Assuming No Redemptions	Assuming Interim (50%) Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of June 30, 2022 (in thousands)
Total assets	$242,409	$228,754	$225,095
Total liabilities	$363,644	$363,644	$373,640
Total stockholders’ equity (deficit)	$(121,235)	$(134,890)	$(148,545)

COMPARATIVE PER SHARE DATA

The following table sets forth the historical comparative share information on a pro forma combined per share information after giving effect to the Business Combination and related transactions, assuming (1) no redemptions by the Tuscan stockholders; (2) interim redemptions by the Tuscan stockholders; and (3) maximum redemptions by the Tuscan stockholders.

The historical consolidated financial statements of Surf Air, Southern and Tuscan have been prepared in accordance with U.S. GAAP in their functional and presentation currency of U.S. dollars.

The historical information should be read in conjunction with the information in the sections entitled “Selected Historical Financial Information of Tuscan”, “Selected Historical Financial Information of Surf Air” and “Selected Historical Financial Information of Southern” and the historical audited financial statements of Tuscan, Surf Air and Southern included elsewhere in this proxy statement/prospectus. The pro forma combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project the post-Business Combination’s results of operations or earnings per share for any future date or period.

	Six Months Ended June 30, 2022(1)			Year Ended December 31, 2021(1)
	Assuming No Redemption	Assuming Interim (50%) Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Interim (50%) Redemption	Assuming Maximum Redemption
Pro forma net loss – basic	(21,528)	(21,528)	(21,528)	(32,081)	(32,081)	(32,081)
Weighted average shares outstanding – basic	97,755,965	96,446,915	95,137,864	97,755,965	96,446,915	95,137,864
Pro forma net loss per share – basic	(0.22)	(0.22)	(0.23)	(0.33)	(0.33)	(0.34)

____________

(1)      Pro forma income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.” The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or the issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

MARKET PRICE AND DIVIDEND INFORMATION

Tuscan

Holders

As of the record date, there were [       ] holders of record of the Tuscan Units, [       ] holders of record of the Tuscan Common Stock and [       ] holders of record of the Tuscan Warrants.

Ticker Symbol and Market Price

Tuscan Units, Tuscan Common Stock and Tuscan Warrants are currently listed on the Nasdaq Capital Market under the symbols “THCAU,” “THCA,” and “THCAW,” respectively. The closing price of the Tuscan Units, Tuscan Common Stock and Tuscan Warrants on May 17, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $11.17, $10.32 and $0.19 respectively. As of [       ], 2022, the record date, the closing price for the Tuscan Units, Tuscan Common Stock and Tuscan Warrants was $[       ], $[       ] and $[       ] respectively.

Dividend Policy

Tuscan has not paid any cash dividends on the Tuscan Common Stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

The Surf Entities and Southern

There is no public market for the Company Ordinary Shares or Southern’s common stock. Prior to the Business Combination, there will be no public market for the SAM Common Stock or SAM Warrants.

Dividend Policy of SAM Following the Business Combination

The payment of cash dividends in the future will be dependent upon SAM’s revenue and earnings, if any, capital requirements and general financial condition subsequent to Closing of the Business Combination. The SAM Board currently intends to retain any future earnings to support operations and to finance the growth and development of SAM’s business and does not intend to pay cash dividends on its common stock for the foreseeable future. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the SAM Board.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included elsewhere in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The value of your investment in SAM following consummation of the Business Combination will be subject to the significant risks affecting Surf Air, Southern, after the Business Combination, SAM, and inherent to the industry in which they operate. The risk factors described below disclose material and other risks, are not intended to be exhaustive and are not the only risks faced by Tuscan, Surf Air or Southern or to be faced by SAM. Additional risks not currently known to Tuscan, Surf Air or Southern or that Tuscan, Surf Air or Southern currently deem to be immaterial also may materially adversely affect the business, financial condition, results of operations and cash flows in future periods of Surf Air or Southern prior to the consummation of the Business Combination or SAM after the Business Combination. The occurrence of any of these events could cause the trading price of SAM Common Stock to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Unless the context otherwise requires, all references to “the Company” or “Surf Air” are to the business and operations of Surf Air Global Ltd and its consolidated subsidiaries prior to the Business Combination, references to “Southern” are to the business and operations of Southern Airways Corporation and its consolidated subsidiaries prior to the Business Combination and references to “we”, “us,” “our” or “SAM” in this section are to the proposed business and operations of SAM and its consolidated subsidiaries following the consummation of the Business Combination. Accordingly, the risks described below relating to Surf Air and Southern could also materially adversely affect SAM after the consummation of the Business Combination. The following discussion should be read in conjunction with the financial statements of Surf Air and Southern, and the notes to the financial statements included herein.

Risks Related to Surf Air’s and Southern’s Business and Industry

Surf Air has incurred significant losses since its inception and expects to incur significant expenses and continuing losses for the foreseeable future. SAM may not be able to achieve or maintain profitability or positive cash flows.

Surf Air has incurred significant losses since its inception. Surf Air incurred net losses of $35.8 million and $22.8 million for the years ended December 31, 2021 and 2020, respectively, and $29.4 million for the six months ended June 30, 2022. Following the Business Combination, SAM’s future losses may be larger than anticipated, and SAM may not achieve profitability when expected, or at all, and even if it does, SAM may not be able to maintain or increase profitability. We expect our operating expenses to increase over the next several years as we endeavor to increase our flight cadence, hire more employees and fund third-party research and development efforts relating to the development of our electrification technology. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we continue to have negative cash flow or losses resulting from our investment in increasing our member base and passenger loads or expanding our operations into regions throughout the United States, our business, financial condition and results of operations could be materially adversely affected.

The continued growth of our business will require significant investments in development of our hybrid-electric and electric powertrain, our aircraft fleet, ground based infrastructure, information technology and marketing and sales efforts. Surf Air’s current cash flow has not been sufficient to support these needs to date. Surf Air has historically had negative cash flows and a working capital deficit, and has funded its operations and capital needs to date through the proceeds received from the issuance of various debt and equity instruments. Going forward, SAM’s ability to effectively manage growth and expansion of its operations will also require it to enhance various systems, including in relation to research and development, operations, and internal controls and reporting. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources. If, following the Business Combination, our business does not generate the level of available cash flow required to support these operations and investments, and we are not able to determine an alternative solution to obtain the funding needed for our future operations, there may be a material adverse effect on our business, financial condition and results of operations.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing or access the capital markets to fund our ongoing operations on acceptable terms and conditions.

We will need to raise additional capital in the future to fund our operations and to execute on our anticipated growth strategy, including the development of our planned electrification technology. For example, the cost of aircraft is a significant portion of our operating costs and is subject to change. As part of our agreement with TAI, we have committed to the purchase of 100 Cessna Grand Caravans, which we believe are currently competitively priced, but which may increase in price pursuant to price escalation clauses by the time we execute the purchase. Prior to the consummation of the Business Combination, Surf Air and Southern have each financed their respective operations and capital expenditures primarily through private financing rounds and the issuance of debt and equity. Any additional financing required by SAM following the Business Combination may not be available on terms acceptable to us, or at all. There are a number of factors that may limit our ability to raise financing or access capital markets in the future, including current and future debt and contractual obligations, our liquidity and credit status, our operating cash flows, market conditions in the aviation industry, U.S. and global economic conditions, the financial impact of global events such as the COVID-19 pandemic, the general state of the capital markets and the financial position of the major providers of aircraft and other aviation industry financing. We cannot assure you that we will be able to source external financing for our capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We may not be able to obtain any funding, and we may not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

If, in the future, we raise additional funds by issuing equity securities, convertible debt or other similar securities, investors may experience significant dilution of their ownership interest, and these newly issued securities may have rights senior to those of the holders of SAM Common Stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, including restricting our ability to pursue our business strategy, and would also require us to incur interest expense. Higher interest rates could increase debt service requirements on our current variable rate indebtedness, and on any debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either or both of such events could materially and adversely affect our profitability, cash flows and results of operations. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations, and we may not be able to expand our business, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our revenue and the competitiveness of our services.

The market for regional air mobility has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The regional air mobility market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. Surf Air and Southern have historically operated in a limited number of regional areas. The success of the regional markets in which Surf Air and Southern operate and the opportunity for future growth for SAM in such markets may not be representative of the potential market for regional air mobility in other regional areas. SAM’s success will depend to a substantial extent on the willingness of commuters and travelers to widely adopt regional air mobility, particularly point-to-point versus the currently predominant hub-and-spoke industry configuration, as an alternative for ground transportation. Although we believe our ability to develop and integrate a proprietary hybrid-electric and electric technology to present a cost-effective solution to address the needs of consumers in this market will also be a key factor to the success of our future growth, if the market that we seek to address does not perceive electrification as beneficial, or chooses not to adopt electrification as a result of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential customers using SAM’s future services and the number of operators adopting SAM’s planned hybrid-electric and electric powertrains cannot be predicted with any degree of certainty, and we cannot provide assurance that we will be able to operate in a profitable manner in any of our current or targeted future markets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in the regional air mobility industry.

The regional air mobility industry is still developing and evolving, but we expect it to be highly competitive. Surf Air and Southern currently have, and SAM will have, a number of competitors in the regional air mobility market. For example, Surf Air and Southern compete against existing on-demand mobility air travel services, as well as ground transportation alternatives. Additionally, for certain of Surf Air and Southern’s longer routes, Surf Air and Southern compete against providers, including legacy commercial airlines, which have larger aircraft. Surf Air and Southern compete, and SAM will compete, against companies that use technology that differs from the technology SAM intends to deploy in its aircraft in the future. For example, Surf Air and Southern will likely compete against other companies that utilize and develop fixed-wing electrification aircraft as well as competitors which pursue electric vertical takeoff and landing aircraft (“eVOTL”). Our potential competitors may be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. Our potential competitors also may establish cooperative or strategic relationships among themselves or with third parties, including regional or national airport operations that we rely on to offer our air mobility services, which may further enhance their resources and offerings. It is possible that domestic or foreign companies or governments, some with greater experience in the air mobility industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor could benefit from subsidies or other protective measures provided by its home country.

We believe our ability to compete successfully as an air mobility service will depend on a number of factors, which may change in the future due to increased competition, including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer and the routes, frequency of flights and availability of seats offered through our platform. If we are unable to compete successfully, there could be a material adverse effect on our business, financial condition and results of operations.

If we are not able to successfully enter into new markets, offer new routes and services and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected.

Our growth will depend in part on our ability to successfully enter into new markets, create and introduce new routes, and expand our existing routes by adding more frequent flights. We expect that the acquisition of Southern, which serves 37 U.S. cities, will significantly expand the routes that SAM will be able to operate. Significant changes to our existing routes or the introduction of new and unproven routes may require us to obtain and maintain applicable permits, authorizations or other regulatory approvals. If these new or expanded routes are unsuccessful or fail to attract a sufficient number of customers to be profitable, or we are unable to bring new or expanded routes to market efficiently, our business, financial condition and results of operations could be adversely affected. Furthermore, new third-party aircraft operator or flier demands regarding our services, including the availability of superior routes or a deterioration in the quality of our existing routes, could adversely affect the attractiveness of our platform and the economics of our business and require us to make substantial changes to and additional investments in our routes or our business model.

Developing and launching new routes or enhancements to routes historically flown by Surf Air and Southern involves significant risks and uncertainties, including risks related to the reception of such routes by existing and potential future third-party aircraft operators and customers, increases in operational complexity, unanticipated delays or challenges in implementing such routes or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast flier demand and the number of third-party aircraft operators using our platform) and negative publicity in the event such new or enhanced routes are perceived to be unsuccessful. Significant new initiatives have in the past resulted in similar operational challenges and our growth strategy contemplates scaling our business rapidly, including, for example, the merger with Southern. In addition, developing and launching new routes and enhancements to our existing routes may involve significant upfront investment, such as additional marketing and terminal build-out, and such investments may not generate return on investment. Any of the foregoing risks and challenges could have a material adverse effect on our business, financial condition and results of operations.

Our long-term growth strategy includes the establishment of a regional air travel ecosystem, including the implementation of our Aircraft-as-a-Service and Powertrains-as-a-Service initiatives. This involves (1) expanding the existing Surf Air platform and brand to become the commercialization path for current and future sustainable air mobility technology, including sustainable aviation fuel flights, (2) once developed and certified, selling or leasing SAM’s electrification technology to other operators regardless of which network they serve and (3) working in close partnership with selected aircraft manufacturers and manufacturers of components of hybrid-electric and fully electric propulsion systems to design and build the proprietary technology required to develop STCs for the hybrid-electric and fully-electric propulsion systems SAM will develop and own. This ecosystem is complex and involves risk at each stage of implementation. There can be no assurance that we will successfully implement each stage of this ecosystem or that the establishment of this ecosystem will result in the market opportunities we anticipate, and our failure to successfully achieve part or all of this ecosystem could have a material adverse effect on our business, financial condition, and results of operations.

Our customers’ perception of us and our reputation may be impacted by the broader industry, and customers may not differentiate our services from those of our competitors.

Customers and other stakeholders may not differentiate between us and the broader aviation industry or, more specifically, the regional air mobility industry. If our competitors or other participants in this market have problems in areas including safety, technology development, engagement with aircraft certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, security, data privacy, flight delays, or bad customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our services and our aircraft from others in the market which could impact our ability to attract customers or engage with other key stakeholders. The failure to differentiate ourselves and the impact of poor public perception of the regional air mobility industry could have a material adverse effect on our business, financial condition, and results of operations.

In addition, customers may have a specific perceptions of the safety and performance of certain types of aircraft, such as single-engine versus twin-engine aircraft, which may impact their decision to engage us and our services. To that end, companies may also have policies that prevent them from utilizing our services due to the aircraft we operate. If we cannot convince these customers to change their perception we may be unable to compete against our competitors, which could have a material adverse effect on our business, financial condition, and results of operations.

If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

We must continue to increase the strength of our reputation and brand, including the Southern brand, as reliable, experience-driven and cost-effective air mobility in order to attract and retain qualified third-party aircraft operators and customers. In addition, our growth strategy includes, among other things, exploring complementary strategic mergers and acquisitions, as well as strategic partnerships, to expand our capabilities and market opportunities, all of which benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside of our control. Negative perception of our business or platform may have a material adverse effect on our reputation and brand, including as a result of:

•        complaints or negative publicity or reviews about us, our third-party aircraft operators or customers, our air mobility services, certain other brands or events we associate with or our flight operations policies (e.g., cancellation or baggage fee policies), even if factually incorrect or based on isolated incidents;

•        changes to our flight operations, safety and security, privacy or other policies that users or others perceive as overly restrictive, unclear or inconsistent with our values;

•        a failure to enforce our flight operations policies in a manner that users perceive as effective, fair and transparent;

•        illegal, negligent, reckless or otherwise inappropriate behavior by our customers, our third-party aircraft operators or other third parties involved in the operation of our business or by our management team or other employees;

•        a failure to provide routes and flight schedules sought by customers;

•        actual or perceived disruptions or defects in our platform, such as data security incidents, platform outages, payment processing disruptions or other incidents that impact the availability, reliability or security of our offerings;

•        litigation over, or investigations by regulators into, our operations or those of our third-party aircraft operators;

•        a failure to operate our business in a way that is consistent with our values;

•        inadequate or unsatisfactory customer support service experiences;

•        negative responses by third-party aircraft operators or customers to new mobility offerings on our platform;

•        perception of our treatment of employees, contractors or third-party aircraft operators and our response to their sentiment related to political or social causes or actions of management; or

•        disputes with any of our strategic partners; or

•        any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

In addition, changes we may make to enhance and improve our offerings, and balance the needs and interests of our third-party aircraft operators and customers may be viewed positively from one group’s perspective (such as customers) but negatively from another’s perspective (such as third-party aircraft operators), or may be viewed negatively by either third-party aircraft operators or customers. If we fail to balance the interests of third-party aircraft operators and customers or make changes that they view negatively, third-party aircraft operators and customers may stop using our platform or take fewer flights, any of which could have a material adverse effect our reputation, brand, business, financial condition and results of operations.

The success of our business will be highly dependent on our ability to effectively market and sell air transportation as a substitute for conventional methods of transportation.

Surf Air and Southern currently generate substantially all of their revenue, respectively, from the sale of air transportation. Our success will depend in part on our ability to cost-effectively attract new customers, retain existing customers and increase utilization of our platform by existing customers. Our growth is highly dependent upon the adoption by consumers of an enhanced form of mobility offered by our hybrid-electric aircraft, once developed, and the growth of the regional air mobility industry. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing consumer demands and behaviors. If customers do not broadly adopt this new form of mobility or are not willing to pay the prices we anticipate for our air mobility services, our business, including our planned Aircraft-as-a-Service and Powertrains-as-a-Service initiatives, may never materialize and there could be a material adverse effect on our prospects, financial condition and results of operations.

Passengers have a wide variety of options for transportation, including business aviation, commercial airlines, private aircraft operators, personal vehicles, rental cars, taxis, public transit and ridesharing offerings. To expand our customer base, we must appeal to new customers who have historically used other forms of transportation for regional travel. If customers do not perceive our air mobility services to be reliable, safe and cost-effective, or if we fail to offer new and relevant services and features on our platform, we may not be able to attract or retain customers or increase their utilization of our platform. If we fail to grow our customer base, retain existing customers or increase the overall utilization of our platform, there could be a material adverse effect on our business, financial condition and results of operations.

Our success in a given market will also depend on our ability to maintain and further develop our network of customers and accurately assess and predict customer demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer service and support, perceived political or geopolitical affiliations and dissatisfaction with our products and offerings in general. If we fail to attract new customers or fail to accurately predict demand and price sensitivity, it may harm our financial performance, and our competitors’ services and products may achieve greater market adoption and as a result may grow at a faster rate than our service.

We expect that a large driver of customer demand for our service will be time savings when compared with alternative modes of transportation. If we are unable to deliver a sufficient level of time savings for our customers or if expected time savings are impacted by delays or cancellations, it may reduce demand for our services. If we are unable to generate demand or demand falls, there could be a material adverse effect on our business, financial conditions and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for our services.

Surf Air and Southern’s businesses are, and SAM’s business will be, concentrated on air mobility, which is vulnerable to changes in consumer preferences, discretionary spending and other market changes impacting luxury goods and discretionary purchases. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability, such as the current business disruption and related financial impact resulting from the global COVID-19 pandemic including changes in inflation and interest rates, and a disruption in manufacturing, delivery and overall supply chain. During such periods, Surf Air and Southern’s customers have chosen, and SAM’s future customers may choose, not to make discretionary purchases or to reduce overall spending on discretionary purchases. Such changes could result in reduced consumer demand for air transportation, including our air mobility services, or could shift demand from our air mobility services to other methods of air or ground transportation for which we do not offer a competing service. If we are unable to generate demand or there is a future shift in consumer spending away from air mobility, there could be a material adverse effect on our business, financial condition and results of operations.

We may be unable to reduce end-user pricing for our air mobility services over time at rates sufficient to stimulate demand and drive expected growth for our air mobility services.

We may not be able to successfully reduce end-user pricing for our air mobility services over time to increase demand, address new market segments and develop a significantly broader customer base. Our end-user pricing may be most applicable to relatively affluent consumers who are willing to purchase our services, and we will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend for our air mobility services to be economically accessible to a broad segment of the population and appeal to the customers of ground-based travel services, taxis and other methods of transportation.

Reducing end-user pricing in a timely manner is dependent on management accurately estimating the unit economics of our aircraft and the corresponding service. For example, if management’s estimates are inaccurate regarding utilization rates, demand elasticity, operating conditions, production costs, indirect cost of goods sold, landing fees, charging fees, electricity availability and/or other operating expenses, we may be unable to offer our service at end-user pricing that is sufficiently compelling to initiate the local network effects that we are predicting. This could negatively impact our reputation or brand and have a material adverse effect on our business, financial condition and results of operations.

The duration and severity of the COVID-19 pandemic adversely affected Surf Air and Southern’s business operations and financial results, and similar public health threats that we may face in the future could result in additional adverse effects on our business, financial condition and results of operations.

The COVID-19 pandemic, along with the measures governments and private organizations worldwide implemented in an attempt to contain the spread of the pandemic, resulted in a severe decline in demand for air travel and adversely affected Surf Air’s and Southern’s business, financial condition and results of operations to an unprecedented extent. Measures such as travel restrictions, “shelter in place” and quarantine orders, limitations on public gatherings, cancellation of public events and many other restrictions resulted in a precipitous decline in demand for business and leisure travel generally, including demand for our air mobility services. For example, historically Surf Air and Southern’s businesses have been comprised of business travel and commuter traffic, which largely was replaced by “virtual meeting” and teleconferencing products or has become unnecessary as a result of the significant number of people now working from home. If a similar public health threat like the COVID-19 pandemic occurs again in the future, it could have a material adverse effect on SAM’s business, financial condition and results of operations.

The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in the economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and related renegotiations of terms and conditions, as well as redundancies, in order to meet liquidity needs. In addition, Southern implemented a one-month pay reduction for all employees.

Surf Air received loans from the Paycheck Protection Program under the CARES Act (the “PPP Loan”) of $719,000 in 2020 and $717,500 in 2021, all of which have been forgiven. Surf Air used the proceeds of the PPP Loan to help sustain its employee payroll costs and rent due to the impact of the COVID-19 pandemic.

Southern received a total of $22.3 million in government assistance comprised of grants totaling $11.1 million under the Payroll Support Program maintained and administered by the Treasury and a PPP Loan of $11.2 million, all of which has been received. The PPP Loan has been forgiven, and the amounts under the Payroll Support Program grants are not required to be paid back to the Treasury. There can be no assurance that similar government-backed loans or other assistance would be available to us in the future if our other sources of liquidity, including operating revenue, are not sufficient to meet our cash requirements.

The full impact of the COVID-19 pandemic continues to evolve. We could experience continued fluctuations in demand, increased operating costs, delayed development of our powertrain and purchases of aircraft, disruptions to other elements of our supply chain, and the implementation or reinstatement of government restrictions, among other negative effects, which could have a material adverse effect on our business, financial condition and results of operation.

Any failure to offer high-quality customer support may harm our relationships with customers and could adversely affect our reputation, brand, business, financial condition and results of operations.

Through our marketing, advertising and communications with customers, we will set the tone for our brand as aspirational but also within reach. Surf Air strives to create high levels of customer satisfaction through the experience it provides in its terminal lounges and the support provided by its team and representatives. The ease and reliability of its offerings, including its ability to provide high-quality flier support, helps Surf Air attract and retain customers. Customers depend on the Surf Air team to resolve any issues relating to its services, such as lost luggage and personal belongings, flight cancellations or scheduling changes. Surf Air’s ability to provide effective and timely support is largely dependent on its ability to attract and retain skilled employees who can support customers and are sufficiently knowledgeable about its services. As SAM grows its business and improves its air mobility service platform, we will face challenges related to providing quality support at scale. Any failure to provide efficient flier support, or a market perception that we do not maintain high-quality support, could have a material adverse effect on our reputation, brand, business, financial condition and results of operations.

We will be dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting and/or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success will depend, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including finance, marketing, sales and technology and support personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have an adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain skilled employees to support our operations and growth, there could be a material adverse effect on our financial condition and results of operations.

As part of our growth strategy, we may engage in future acquisitions that could disrupt our business and have an adverse effect on our financial condition.

We intend to explore potential strategic acquisitions of businesses, as well as strategic partnerships, to expand our capabilities and market opportunities, as well as the establishment of a wholly owned or joint venture aircraft and powertrain financing company. There can be no assurance that any future acquisitions or partnerships will be successful. We may not be successful in identifying appropriate targets for such transactions. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition or the establishment of a partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may reduce our cash reserves, may negatively affect our earnings and financial performance, to the extent financed with the proceeds of debt, may increase our indebtedness and to the extent financed with the proceeds of equity, may result in dilution to our existing equity holders. We cannot ensure that any acquisition or partnership we make will not have a material adverse effect on our business, financial condition and results of operations.

We are or may be subject to risks associated with strategic alliances or acquisitions, and our reliance on these arrangements, and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

SAM will be partnered with the leading aerospace OEMs and industry leading engineering-for-hire firms to develop a set of electrified powertrains. SAM has entered into agreements with TAI for, among other things, the purchase 100 new Cessna Grand Caravans, with an option for 50 additional units, as well as the provision of certain services, in anticipation of the development of our electrified powertrains. SAM has also entered into a three-party agreement with AeroTEC and magniX to develop Supplemental Type Certificates (“STCs”) from the FAA for hybrid-electric and fully-electric variants of the Cessna Grand Caravan, as well as the development and supply of aircraft electric propulsion units (“EPUs”) for SAM’s hybrid-electric powertrain, to be initially designed for the Cessna Grand Caravan.

Such strategic business relationships will be a critical component in the growth and success of our business and, in particular, our ability to develop and commercialize our proposed electrification technology. However, there are no assurances that we will be able to maintain these relationships or continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully maintain, source and execute on strategic relationship opportunities in the future related to electrification or other technologies relevant to our competitive position, our overall growth could be impaired, and there could be a material adverse effect on our business, prospects, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations and the number of aircraft operators with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact our financial condition and results of operations. In addition, in order to continue to increase our presence, we expect to incur substantial expenses as we continue to attempt to increase our route offerings, flight frequency, passenger terminal footprint and employee base. The continued expansion of our business may also require additional space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

If we have limited cost-effective access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. Such increased costs subject us to a number of risks, which are beyond our control and could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to the Development of Electrification Technology

We, as well as our development and supply chain partners, have limited experience to date in the development and manufacturing of hybrid-electric powertrains and integrating those newly developed powertrains into existing certified airframes.

Neither Surf Air nor Southern has prior experience in the development and manufacturing of electrification technology. We have entered into agreements with development and supply chain partners, such as TAI, AeroTEC and magniX, who each have limited experience in the development and manufacturing of the hybrid-electric powertrains that we are planning to produce, as well as in the integration of this newly developed technology into existing certified airframes. We do not know whether our current or future third-party partners will be able to develop efficient, automated, low-cost production capabilities and processes and/or obtain reliable sources of component supply to allow us to meet the quality, price, engineering, design and production standards, and production volumes required to successfully develop, manufacture and market our hybrid-electric powertrain. Any delay in the development, manufacture and launch of these products could adversely affect our brand, operations and the delivery of our growth strategy, particularly if it results in a failure to expand our market share in the regional air mobility market as anticipated. Any such delays could require us to incur additional costs. Even if we and our third-party partners are successful in developing our hybrid-electric powertrain and reliably sourcing our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, force majeure events, delays in meeting our hybrid-electric aircraft commercialization schedules, or failure to satisfy the requirements of customers and potential customers. Any such failure could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our suppliers for the parts and components in our hybrid-electric powertrain under development are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.

Our suppliers, including single source suppliers for certain components, are a key part of our business model in order to manufacture our planned hybrid-electric powertrain for the Cessna Grand Caravan EX (“EP1”) in the coming years. We have strategically partnered with companies that we believe to be industry leaders in order to supply the highest quality components for and to help us develop our powertrain. Many of the components for our planned hybrid-electric powertrain will be custom made for us, which may expose us to additional risks if one or more component becomes unavailable. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our future powertrain, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our suppliers in the manufacturing of components, disruptions to our suppliers’ workforce (such as strikes or labor shortfalls) and disruptions to, or capacity constraints affecting, shipping and logistics.

While we believe that we may be able to establish alternative supply relationships and obtain replacement components, we may be unable to do so in the short-term or at all at prices that are acceptable to us or we may need to re-certify components. We may experience source disruptions in our or our suppliers’ supply chains, which may cause delays in our overall production process for both prototype and commercial production of the powertrain or the subsequent modification of aircraft. If we need to find alternative suppliers for any of the key components of our planned hybrid-electric aircraft powertrain, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our powertrain and could have a material adverse effect on our future relationships with our customers.

Further, if we are unable to successfully manage our relationships with our suppliers, the quality and availability of our powertrain and modified aircraft may be harmed. Our suppliers could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business with us. Any disruptions in the supply of components from our suppliers could lead to delays in powertrain production and subsequent modification of aircraft, which could have a material adverse effect on our business, financial condition and results of operations.

We are substantially dependent upon our relationships with our strategic partners to develop our hybrid-electric powertrain and implement our planned business model.

If any conflicts arise between our strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of powertrains produced or aircraft modified. Our strategic partners may also develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with our key strategic partners, including TAI, AeroTEC and magniX, could adversely impact our ability to develop and manufacture our planned powertrain and our planned subsequent modification of aircraft, which, in turn could have a material adverse effect on our prospects, business, financial condition and results of operation. Furthermore, there can be no assurance that we will be able to maintain these arrangements with our strategic partners for the long-term. Some of our current arrangements are contingent upon the entry into definitive documentation in the future, which we cannot guarantee we will successfully execute. For example, we have only entered into a MOU with Signature Flight Support LLC and, under our agreement with AeroTEC and magniX, the parties must complete (1) an examination of the functional and performance requirements of the system and the preliminary program or project plan, to ensure that the requirements and the selected concept will satisfy the goals and (2) an examination of the proposed requirements, the mission architecture and the flow down to all functional elements of the mission to ensure that the overall concept is complete, feasible and consistent with available resources, at which point additional definitive agreements for the partnership will be entered into.

SAM’s collaboration with TAI for SAM’s development of hybrid-electric powertrains for Cessna Caravans and SAM’s relationship with TAI as its exclusive supplier of certain electrified and hybrid-electric powertrains are subject to a number of conditions and milestones. If the conditions and milestones in the TAI agreements governing SAM’s relationship with TAI are not met, or if the agreements or exclusive relationship are cancelled, modified or delayed, SAM’s prospects, business, financial condition and results of operations will be harmed.

The agreements governing SAM’s collaboration with TAI for SAM’s development of SAM’s proprietary hybrid-electric powertrain to power the Cessna Grand Caravan EX aircraft are subject to a number of conditions and milestones, including certification of the powertrain by the Federal Aviation Authority (the “FAA”) as part of the supplemental type certification for installation of that powertrain in the Cessna Grand Caravan EX aircraft and meeting certain design and performance objectives upon the timeline specified in the agreements with TAI. In the event that SAM is unable to meet these conditions and objectives as verified by TAI, the obligations of TAI to SAM under the agreements can be terminated by TAI. In addition, SAM’s relationship as the exclusive supplier of certain electrified and hybrid-electric powertrains to TAI can be terminated by TAI if the conditions and milestones relating to SAM’s agreements with TAI are not met. If either SAM’s agreements or its exclusive relationship with TAI are cancelled, modified or delayed, or otherwise not consummated, or if SAM is otherwise unable to convert its strategic relationship with TAI into revenue, SAM’s prospects, business, financial condition and results of operations will be adversely affected.

Our success will depend on our ability to economically outsource the production, assembly and installation of our hybrid-electrified powertrain solutions at scale, and our ability to develop and produce hybrid-electrified powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven.

Our business depends in large part on our ability to execute our plans to develop, produce, assemble, market, sell, install and service our hybrid-electrified powertrain solutions. We plan to outsource the majority of the production, assembly and installation of our hybrid-electrified powertrain solutions. We anticipate that a significant concentration of this production, assembly and installation will be performed by a small number of outsourcing partners. While these arrangements can lower operating costs, they also reduce our direct control over production and distribution. Such diminished control may have an adverse effect on the quality or quantity of products or services, or our flexibility to respond to changing conditions.

We expect to rely on single-source suppliers to supply and produce many components, and anticipate relying on outsourcing partners for assembly and installation of our hybrid-electrified powertrain solutions. Any failure of these suppliers or outsourcing partners to perform could require us to seek alternative suppliers or to expand our production capabilities, which could incur additional costs and have a negative impact on our cost or supply of components or finished goods. In addition, production or logistics in supply or production areas or transit to final destinations can be disrupted for a variety of reasons including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, military actions, economic, business, labor, environmental, public health or political issues or international trade disputes. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our competitors may commercialize their technology before us, either in general or in specific markets, or we may otherwise not be able to fully capture the first mover advantage that we anticipate.

While we expect to be first to market providing air mobility services with a hybrid-electric aircraft, we expect this industry to be increasingly competitive and it is possible that our competitors could get to market before us, either generally or in specific markets. The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It is also dependent on being able to timely obtain STCs from the FAA. In addition, we will also need to do extensive testing to ensure that the propulsion system is in compliance with applicable FAA safety regulations and other relevant regulations prior to our suppliers beginning mass production. Production approval involves initial FAA manufacturing approval and extensive ongoing oversight of mass produced aircraft components. If we are unable to obtain production approval for the hybrid-electric propulsion system, or the FAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

Even if we are first to market with hybrid-electric aircraft, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. New companies or existing aerospace companies may launch competing solutions, including hybrid-electric and fully-electric aircraft in the markets in which we intend to operate and obtain large scale capital investment, which may result in increased competition.

Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for hybrid-electric aircraft and air mobility, making it easier for them to obtain the permits and authorizations required to operate an air mobility service in the markets in which we intend to launch or in other markets. In the event we do not capture the first mover advantage that we anticipate, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our hybrid-electrified powertrain solutions may not result in the operating cost savings we anticipate, which could negatively impact the future economics of our network operations as well as our ability to successfully sell and market our planned future Aircraft-as-a-Service and Powertrains-as-a-Service initiatives.

In developing our business strategy for future aircraft electrification and network expansion, we have assumed implementing hybrid-electric technology will result in operating cost savings of approximately 25% compared to current internal combustion powertrain technologies. If this assumption changes by a material amount, our network expansion plans could be negatively impacted and we would be unlikely to be able to develop significant future revenues and earnings from our planned Aircraft-as-a-Service and Powertrains-as-a-Service initiatives.

Our hybrid-electric aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely affect our business and operations.

Our hybrid-electric aircraft will be highly technical products that will require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the hybrid-electric aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our hybrid-electric aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would disrupt the operation of our service and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Surf Air’s and Southern’s Business Operations and Infrastructure

If we are unable to obtain and maintain adequate facilities and infrastructure, including securing access to key infrastructure such as airports, after the Business Combination, we may be unable to offer our service in a way that is useful to passengers.

Surf Air and Southern lease and license access to passenger terminal infrastructure from airport operators in the markets in which it operates. While in the past Surf Air and Southern have entered into multi-year use and occupancy agreements that have led to long-term uninterrupted usage, there can be no assurance that will remain the case if utilization of and competition for the capacity of these facilities increases in the future.

Our air mobility service will depend on our ability to operate in desirable metropolitan and regional locations. This will require permits and approvals from federal, state, and local regulatory authorities and government bodies and our ability to operate our service will depend on such permits and approvals. We cannot predict whether we will receive such permits and approvals, whether we will receive them for desirable locations, or whether we will receive them in a timely manner. If we are prohibited, restricted or delayed from developing and operating desirable locations, there could be a material adverse effect on our business.

Surf Air and Southern’s operations are currently concentrated in a small number of metropolitan areas and airports which makes their businesses particularly susceptible, and will make SAM’s business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

Surf Air currently derives a significant portion of its revenue from regional flights that either originate from or fly into the airports around Los Angeles and Southern currently derives revenues from regional flights operated in Hawaii and the Mid-Atlantic, Gulf South, Rocky Mountains, West Coast and New England regions. As a result of this geographic concentration, Surf Air’s and Southern’s businesses historically have been, and following the Business Combination SAM’s business will be, particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather, and regulatory conditions or other circumstances applicable to metropolitan areas. A significant interruption or disruption in service at an airport where we have a significant volume of flights could result in the cancellation or delay of a significant portion of our flights and, as a result, could have an adverse effect on our business, financial condition and results of operations. In addition, any changes to local laws or regulations within key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets could have a material adverse effect on our business, financial condition and results of operations.

Disruption of operations at airports, whether caused by natural disasters including tornados, hurricanes, floods and earthquakes, and severe weather conditions, such as heavy rains, strong winds, dense fog, blizzards or snowstorms, or labor relations, utility or communications issues, power outages, or changes in federal, state and local regulatory requirements could have a material adverse effect on our business.

Our aircraft utilization may be lower than expected and our aircraft may be limited in performance during certain weather conditions. We are vulnerable to delays, cancellations or flight rescheduling, as we will rely on maintaining a high daily aircraft usage rate, and need to aggregate customers on our by-the-seat flights to lower direct costs to third-party operators.

Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. The aircraft models that Surf Air and Southern have flown to date and the smaller airports out of which they operate are more vulnerable to delays of this nature and both Surf Air and Southern have experienced delays and disruptions as a result of extreme weather. Our inability to operate in these conditions in the future will reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate which is the amount of time our aircraft spend in the air carrying passengers. High daily aircraft utilization is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft and reductions in utilization will have a material adverse effect on our financial condition as well as cause passenger dissatisfaction.

Our success also depends on our ability to generate more revenue per flight by maintaining high customer utilization rates (i.e., the number of seats purchased on each flight). Customer utilization rates may be reduced by a variety of factors, including the introduction of new routes or schedules. In some cases, we may choose to offer flights with low customer utilization rates to increase or maintain customer satisfaction, brand recognition, and for marketing or other purposes. We have utilized monthly and annual commuter passes and annual corporate bulk purchasing options to increase our customer utilization rates in the past, however, these products may be less appealing following COVID-19.

While historically we have maintained daily aircraft and customer utilization rates sufficient to offset the costs we pay to operators, we may be unable to resume Surf Air and Southern’s pre-COVID utilization rates or maintain and increase utilization rates as our business grows and expands. The risk of delays, cancellations and flight rescheduling, which could negatively impact our utilization rates, may increase as we expand our business to include new markets and destinations, more frequent flights on current routes and expanded facilities.

The supply of pilots to the airline industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may have a material adverse effect on our business, financial condition and results of operations.

Our pilots are subject to stringent pilot qualification and crew member flight training standards (“FAA Qualification Standards”), which among other things require minimum flight time for pilots and mandate strict rules to minimize pilot fatigue. The existence of such requirements effectively limits the supply of qualified pilot candidates and increases pilot salaries and related labor costs. Such requirements also impact pilot scheduling, work hours and the number of pilots required to be employed for our operations, all of which could have a material adverse effect our business, results of operation and financial condition.

Southern has had a pilot pipeline agreement with SkyWest to hire, train and provide a pipeline of pilots for Southern’s operations and a potential subsequent transition into SkyWest’s operations, and SAM intends to continue this arrangement going forward. However, this potentially exposes SAM to a number of risks. This arrangement may not be sufficient to offset a significant and/or prolonged shortage of pilots, and we will be increasingly reliant on this partnership as we look to expand our operations following the integration of Southern with Surf Air’s existing business. If this pipeline is unable to provide us with pilots in the expected numbers or at the appropriate times, or if the agreement with SkyWest were to be terminated, we would be required to incur significant labor costs to find replacement or substitute pilots, which would result in a material reduction in our earnings. If we are unable to find a sufficient supply of pilots to fly our routes, we may be forced to cancel flights. In addition, our competitors may seek to use this training program as a way to generate negative publicity about us, which could have a material adverse effect on our reputation, business and results of operation.

In addition, our operations and financial condition may be negatively impacted if we are unable to train pilots in a timely manner. Due to an industry-wide shortage of qualified pilots, driven by the flight hours requirements under the FAA Qualification Standards and attrition resulting from the hiring needs of other industry participants, pilot training timelines have significantly increased and stressed the availability of flight simulators, instructors and related training equipment. As a result, the training of our pilots may not be accomplished in a cost-efficient manner or in a manner timely enough to support our operational needs.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

All climate change-related regulatory activity and developments may adversely affect our business and financial condition by requiring us to reduce our emissions at a faster rate than is currently intended, make capital investments to modernize certain aspects of our operations, purchase carbon offsets, or otherwise pay for our emissions. Such activity may also impact us indirectly by increasing our operating costs. Additionally, we may be subject to risks associated with climate change litigation, and to avoid the risks associated with climate change litigation, we would be required to manage our climate change impacts responsibly, which may result in considerable expenses being incurred.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the delay or cancellation of flights, could result in loss of revenue. In addition, certain of our terminals are in locations susceptible to the impacts of storm-related flooding and sea-level rise, which could result in costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Our business may be adversely affected by union activities.

Although none of Surf Air or Southern’s employees are currently represented by a labor union, it is common throughout the airline industry generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse effect on our business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of our performance hybrid-electric vehicles and could have a material adverse effect on our business, financial condition or results of operations.

Our insurance may become too difficult or expensive for us to obtain. Increases in insurance costs or reductions in insurance coverage may have a material adverse effect our financial condition and results of operations.

Surf Air maintains general liability aviation insurance and Southern maintains general liability insurance policies. Both companies maintain directors and officers insurance, and other insurance policies and we believe our level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that SAM’s insurance policies will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. Further, we expect our insurance needs and costs to increase as we grow our commercial operations, add routes, increase flight and passenger volumes and expand into new markets. It is too early to determine what impact, if any, the commercial operation of our hybrid-electric aircraft will have on our insurance costs.

We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We may incur substantial maintenance costs as part of our leased aircraft return obligations.

Our aircraft lease agreements may contain provisions that require us to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. These lease return costs are recorded in the period in which they are incurred. On our financial statements, we estimate the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated. Any unexpected increase in maintenance return costs may have a material adverse effect on our financial condition and results of operations.

We are exposed to operational disruptions due to maintenance.

SAM’s fleet will require regular maintenance work, which may cause operational disruption. SAM’s inability to perform timely maintenance and repairs could result in our aircraft being underutilized which could have an adverse effect on our business, financial condition and results of operations. On occasion, airframe manufacturers and/or regulatory authorities require mandatory or recommended modifications to be made across a particular fleet which may mean having to ground a particular type of aircraft. This may cause operational disruption to and impose significant costs on us. Furthermore, our operations in remote locations, where delivery of components and parts could take a significant period of time, could result in delays in our ability to maintain and repair our aircraft. Any such delays may pose a risk to our business, financial condition and results of operations. Moreover, as our aircraft base increases, our maintenance costs could potentially increase. We have no historical experience maintaining hybrid-electric powertrains. While we believe the newly developed powertrains will require reduced maintenance activity per flight hour, our operations could be negatively impacted if our assumptions on reliability or cost of maintenance prove incorrect.

The profitability of our current operations is dependent on the availability and pricing of aircraft fuel. Periods of significant disruption in the supply of aircraft fuel or elevated pricing could have a significant negative impact on our results of operations and liquidity.

Although Surf Air and Southern’s current third-party aircraft operators are currently able to obtain adequate supplies of aircraft fuel, we cannot predict the future availability. Natural disasters (including hurricanes or similar events in the southeast United States and on the Gulf Coast where a significant portion of domestic refining capacity is located), political disruptions or wars involving oil-producing countries, economic sanctions imposed against oil-producing countries or specific industry participants, changes in fuel-related governmental policy, the strength of the U.S. dollar against foreign currencies, changes in the cost to transport or store petroleum products, changes in access to petroleum product pipelines and terminals, speculation in the energy futures markets, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages or distribution challenges in the future leading to volatile aircraft fuel pricing. Any of these factors or events could cause a disruption in or increased demands on oil production, refinery operations, pipeline capacity or terminal access and possibly result in diminished availability of aircraft fuel supply for our third-party aircraft operators. The impact of such events may limit our third-party aircraft operators’ ability to perform our flights, which could result in loss of revenue and adversely affect our ability to provide our services.

Additionally, high fuel prices or significant disruptions in the supply of aircraft fuel could have an adverse effect on our financial condition and results of operations. During the year ended December 31, 2021 and 2020 Southern’s fuel expense was $8.3 million and $5.0 million, respectively. The timely and adequate supply of fuel to meet operational demand depends on the continued availability of reliable fuel supply sources as well as related service and delivery infrastructure. Although we have some ability to cover short-term fuel supply disruptions, we depend significantly on the continued performance of our third-party service providers to maintain supply integrity. Consequently, we can neither predict nor guarantee the continued timely availability of aircraft fuel throughout our operations.

Unsatisfactory safety performance of our aircraft could have a material adverse effect on our business, financial condition, and results of operation.

While we intend to maintain operational processes designed to ensure that the design, testing, manufacture, performance, operation and servicing of our aircraft meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through flight test accidents or incidents, manufacturing or design defects, pilot error, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our business, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical or operational failures, or other safety incidents could have a material adverse effect on our business, financial condition and results of operation. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Crashes, accidents or incidents of aircraft involving us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Crashes, accidents or incidents involving our aircraft, or involving aircraft operating our powertrains, once developed, are possible. Any such occurrence would negatively impact our business, financial condition and results of operations in a number of ways. An accident or incident involving an aircraft operated by us or by a third-party operator on our behalf or using our powertrains, could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured or due to reasons not attributable to us or our operations or products, could result in negative public perception that our operations are less safe or reliable than other providers and have a material adverse effect on our reputation, business and results of operations.

The operation of aircraft is subject to various risks, and we expect demand for our air mobility services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain or maintain FAA certification for our aircraft, in a timely manner or at all. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault.

If our personnel, third-party contractors with whom we have arrangements, our aircraft, other types of aircraft or other companies in the industry are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and/or potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our employees, our aircraft, or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services, and could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, as we develop and manufacture our hybrid-electric powertrains and as these powertrains are implemented in aircraft that we sell to other operators, we may be exposed to additional risks and demand for our newly developed products will be negatively impacted by accidents or incidents involving our powertrains, including during test flights of prototypes. Such events could impact confidence in not just our products, but the development of electrification technology as a whole. This could have a material adverse effect on our future growth, financial condition and results of operations.

Risks Related to SAM’s Financial Position and Capital Requirements

Surf Air’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and following the Business Combination, SAM’s ability to report its results of operations and financial condition accurately and in a timely manner.

Surf Air’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As of December 31, 2021, material weaknesses existed in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses are as follows:

•        Surf Air did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Surf Air lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient complement of resources resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of Surf Air’s financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.

•        Surf Air did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

•        Surf Air did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, Surf Air did not design and maintain effective controls to timely identify and account for capitalizable costs, revenue, share based compensation, and debt and equity financing transactions.

•        Surf Air did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, Surf Air did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in audit adjustments to substantially all of Surf Air accounts, which were recorded prior to the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended, and as of June 30, 2022 and 2021 and for the six-month periods then ended. Additionally, these material weaknesses could result in a misstatement of substantially all of Surf Air’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•        Surf Air did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of their financial statements. Specifically, Surf Air did not design and maintain: (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Surf Air personnel; (iii) computer operations controls to ensure that data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact Surf Air’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, Surf Air’s management determined these deficiencies in the aggregate constitute a material weakness.

Surf Air’s management is in the process of developing a plan to remediate these material weaknesses. This remediation plan will consist primarily of the following:

•        Hiring additional senior level accounting personnel to bolster Surf Air’s financial reporting and technical accounting capabilities.

•        Designing and implementing controls to formalize roles and review responsibilities to align with Surf Air team’s skills and experience and designing and implementing controls over segregation of duties.

•        Engaging a third party to assist in identifying risks of material misstatement and designing and implementing controls to address the identified risks of material misstatement.

•        Designing and implementing formal accounting policies, procedures and controls supporting our period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries.

•        Designing and implementing IT general controls, including controls over change management, the review and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing.

Once Surf Air, and after the Business Combination, SAM, begins a remediation plan, the remediation measures will be ongoing and it is expected that these will result in future costs for SAM. However, the material weaknesses will not be considered remediated until management completes the design and implementation of the processes and controls described above and the controls operate for a sufficient period of time and SAM has concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, neither Surf Air, nor SAM can predict the success of such efforts or the outcome of future assessments of the remediation efforts. Surf Air and SAM’s efforts may not remediate these material weaknesses in internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in SAM’s consolidated financial statements that could result in a restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in SAM and cause a decline in its equity value. Additionally, ineffective internal control over financial reporting could expose SAM to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject it to potential delisting from the stock exchange on which it lists, or to other regulatory investigations and civil or criminal sanctions.

Southern’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and following the Business Combination, SAM’s ability to report its results of operations and financial condition accurately and in a timely manner.

Southern’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, SAM’s management will be required, on a quarterly basis, to evaluate the effectiveness of its internal control over financial reporting and to disclose any changes and material weaknesses identified through such evaluation. As of December 31, 2021, material weaknesses existed in our internal control over financial reporting.. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

These material weaknesses are as follows:

•        Southern did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Southern lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient complement of resources resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.

•        Southern did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

•        Southern did not design and maintain effective controls to achieve complete, accurate and timely accounting for debt, deferred liabilities, leases, property and equipment, redeemable convertible preferred shares, accounts payable, and accrued liabilities.

•        Southern did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, Southern did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in audit adjustments to substantially all of Southern accounts, which were recorded prior to the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended. Additionally, these material weaknesses could result in a misstatement of substantially all of Southern’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•        Southern did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements. Specifically, Southern did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact Southern’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, Southern’s management determined these deficiencies in the aggregate constitute a material weakness.

Southern’s management is in the process of developing a plan to remediate these material weaknesses. This remediation plan will consist primarily of the following:

•        Hiring additional senior level accounting personnel to bolster Southern’s financial reporting and technical accounting capabilities.

•        Designing and implementing controls to formalize roles and review responsibilities to align with Southern team’s skills and experience and designing and implementing controls over segregation of duties.

•        Engaging a third party to assist in identifying risks of material misstatement and designing and implementing controls to address the identified risks of material misstatement.

•        Designing and implementing formal accounting policies, procedures and controls supporting our period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries as well as additional procedures and controls within our debt, deferred liabilities, leases, property and equipment, redeemable convertible preferred shares, accounts payable, and accrued liabilities processes.

•        Designing and implementing IT general controls, including controls over change management, the review and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing.

Once Southern, and after the Business Combination, SAM, begins an implementation plan, the remediation measures will be ongoing and it is expected that these will result in future costs for SAM. However, the material weaknesses will not be considered remediated until management completes the design and implementation of the processes and controls described above and the controls operate for a sufficient period of time, and SAM has concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, neither Southern, nor SAM can predict the success of such efforts or the outcome of future assessments of the remediation efforts. Southern and SAM’s efforts may not remediate these material weaknesses in internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in SAM’s consolidated financial statements that could result in a restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in SAM and cause a decline in its equity value. Additionally, ineffective internal control over financial reporting could expose SAM to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject it to potential delisting from the stock exchange on which it lists, or to other regulatory investigations and civil or criminal sanctions.

Our results of operations may fluctuate significantly following the Business Combination, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations or any guidance it may provide.

Our quarterly and annual results of operations may fluctuate significantly, which makes it difficult for us to predict our future results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Investors should not rely on Surf Air’s and Southern’s past results as an indication of SAM’s future performance.

This variability and unpredictability could also result in SAM failing to meet the expectations of industry or financial analysts or investors for any period. If SAM’s revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provides to the market are below the expectations of analysts or investors, the price of SAM Common Stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance it may provide.

Surf Air’s projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, SAM’s actual revenues, market share, expenses and profitability may differ materially from its expectations.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflects current estimates of future performance. SAM will operate in a rapidly changing and competitive industry and its projections are subject to the risks and assumptions made by management with respect to its industry and business. The projections reflect assumptions as to certain business strategies or plans that are subject to change. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. This may result in decreased revenue levels and/or increased expenses, and Surf Air may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause its results of operations in a given quarter or year to be higher or lower than expected. As a result, the projections may not be realized, and actual results may be significantly higher or lower than projected. For example, the capital raise transaction expected to be completed in connection with the Business Combination differs in structure, timing, cost and size in comparison to the capital raise transaction assumed for the purposes of the projections included in this proxy statement/prospectus. As a result, the financial forecasts for the years ending December 31, 2023 and 2024 no longer reflect Surf Air’s management’s beliefs regarding SAM’s anticipated future results for those periods. The inclusion of such projections in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the projections.

There is substantial doubt about Surf Air’s ability to continue as a going concern. Surf Air will need additional financing to execute its business plan, to fund its operations and to continue as a going concern.

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of June 30, 2022. As discussed in Note 12, Commitments and Contingencies, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $4.4 million is included as accrued liabilities on the balance sheet as of June 30, 2022. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.0 million as of June 30, 2022.

As of June 30, 2022, the Company was also in default of the payments related to certain Simple Agreements for Future Equity (“SAFE”) note (see Note 8, Financing arrangements). The 2017 Convertible Note had an outstanding principal of $3.9 million and accrued interest of $5.8 million as of June 30, 2022. The 2020 Convertible Note had an outstanding principal of $0.6 million as of December 31, 2021. The SAFE note had an outstanding principal of $0.5 million as of June 30, 2022. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs. (see Note 8, Financing arrangements).

SAM’s ability to use net operating loss carryforwards and certain other tax attributes to offset future taxable income for U.S. federal income tax purposes may be significantly limited due to various circumstances, including certain possible future transactions involving the sale or issuance of SAM Common Stock, or if taxable income does not reach sufficient levels.

SAM’s ability to use Net Operating Loss (“NOL”) carryforwards and certain other tax attributes will depend on the amount of taxable income it generates in future periods and, as a result, certain of Surf Air and Southern’s NOL carryforwards and other tax attributes may expire before Surf Air or Southern can generate sufficient taxable income to use them in full. SAM is not currently expected to consolidate with Southern for tax purposes. In addition, our ability to use NOL carryforwards and certain other tax attributes to offset future taxable income may be limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended. Potential future transactions involving the sale or issuance of SAM Common Stock may increase the possibility that we will experience a future “ownership change” under Section 382. Such transactions may include the exercise of warrants, the issuance of SAM Common Stock for cash, the conversion of any future convertible debt, the repurchase of any debt with SAM Common Stock, the acquisition or disposition of any stock by a stockholder owning 5% or more of the outstanding shares of SAM Common Stock, or a combination of the foregoing.

We may never realize the full value of our intangible assets or our long-lived assets causing us to record impairments that may negatively affect our financial condition and operating results.

In accordance with applicable accounting standards, Surf Air and Southern are, and SAM will be, required to test indefinite-lived intangible assets for impairment on an annual basis, or more frequently where there is an indication of impairment, and certain other assets for impairment where there is any indication that an asset may be impaired. We may be required to recognize losses in the future due to, among other factors, extreme fuel price volatility, tight credit markets, government regulatory changes, decline in the fair values of certain tangible or intangible assets.

Our obligations in connection with our contractual obligations could impair our liquidity and materially adversely affect our business, results of operations and financial condition.

Surf Air and Southern have, and SAM will have, significant long-term lease obligations primarily relating to its aircraft fleet. As of June 30, 2022, Surf Air had four aircraft under operating leases, with an average remaining lease term of approximately 13 months and Southern had 23 aircraft under operating leases, with an weighted average remaining lease term of approximately 2.93 years. As of June 30, 2022, future minimum lease payments due under all long-term operating leases were approximately $2.8 million for Surf Air and $10.4 million for Southern. Our future ability to pay our contractual obligations and our liquidity will depend on our operating performance, cash flow and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our business strategy, U.S. and global economic conditions, the availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. If our liquidity is materially diminished, there may be a material adverse effect on our cash flow available to fund working capital requirements, capital expenditures and business development efforts.

Surf Air has previously defaulted on its debt obligations and there can be no assurance that SAM will be able to fulfill its obligations under any current or future indebtedness it may incur.

Any existing or future indebtedness could have important consequences, including but not limited to:

•        increasing our vulnerability to general adverse economic and industry conditions;

•        requiring us to dedicate a substantial portion of our cash flow from operations to servicing our debt, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•        limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate; and

•        leading to the possibility of default on future debt obligations.

SAM’s ability to service its debt will depend on SAM’s future operating performance and financial results, which may be subject to factors beyond our control, including general economic, financial and business conditions. If we do not have sufficient cash flow to service our debt, we may need to refinance all or part of our existing debt, borrow more money or sell securities or assets, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional debt in the future in the ordinary course of business. Surf Air’s current debt and any future additional debt SAM may incur may impose significant operating and financial restrictions on us. A breach of any of these restrictions could result in a default. If a default occurs, the relevant lenders could elect to accelerate payments due. If our operating performance declines, or if we are unable to comply with any restrictions, we may need to obtain amendments to our credit agreements or waivers from the lenders to avoid default. These factors could have a material adverse effect on our business.

Further, if there were an event of default under SAM’s debt instruments or a change of control, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately and may be cross-defaulted to other debt. SAM’s assets or cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments if accelerated upon an event of default, and there is no guarantee that the SAM would be able to repay, refinance or restructure the payments on those debt securities.

We are exposed to the impact of rising inflation rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

The United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the inflation rate for the United States was approximately 8.3% and 7.0% for April 2022 and December 2021, respectively. If the inflation rate continues to increase, this will result in, for example, increases in the cost of labor and other supplies, which will adversely affect our expenses, such as employee compensation which accounts for a significant portion of our operating expenses.

It is not possible to predict the actual number of shares SAM will sell under the Share Subscription Facility to GEM, or the actual gross proceeds resulting from those sales. Further, SAM may not have access to the full amount available under the Share Subscription Facility with GEM.

Surf Air has agreed to establish the Share Subscription Facility pursuant to which, upon the terms of and subject to the satisfaction of the conditions to GEM’s purchase obligation set forth in the Share Subscription Facility, SAM will have the right from time to time at its option to direct GEM to purchase up to a specified maximum amount of shares of SAM Common Stock, up to a maximum aggregate purchase price of $400 million over the 36-month term of the Share Subscription Facility.

SAM will not have the right to commence any sales of SAM Common Stock to GEM under the Share Subscription Facility until the commencement date, which is the date on which all of the conditions to GEM’s purchase obligations set forth in the Share Subscription Facility have been initially satisfied. GEM will not be obligated to (but may, at its option, choose to) purchase shares of SAM Common Stock to the extent such purchase would result in beneficial ownership (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by GEM, together with its affiliates, of more than 9.9%. SAM’s inability to access a portion or the full amount available under the Share Subscription Facility, in the absence of any other financing sources, could have a material adverse effect on its business.

Because the purchase price per share to be paid by GEM for the shares of SAM Common Stock that SAM may elect to sell to GEM under the Share Subscription Facility, if any, will fluctuate based on the VWAP of SAM Common Stock during the applicable period for each purchase made pursuant to the Share Subscription Facility, if any, it is not possible to predict, prior to any such sales, the number of shares of SAM Common Stock that SAM will sell to GEM under the Share Subscription Facility, the purchase price per share that GEM will pay for shares purchased from SAM under the Share Subscription Facility, or the aggregate gross proceeds that SAM will receive from those purchases by GEM under the Share Subscription Facility, if any. Therefore, sales to GEM by SAM could result in substantial dilution to the interests of other holders of its shares of SAM Common Stock.

Sales of shares of SAM Common Stock, if any, to GEM under the Share Subscription Facility will be determined by SAM from time to time in its sole discretion and will depend on a variety of factors, many of which are outside of SAM’s control, including, among other things, market conditions and the terms, conditions and limitations set forth in the Share Subscription Facility (subject to certain limitations on the obligation of GEM to purchase shares including, among other things, beneficial ownership limitations). SAM may ultimately decide to sell to GEM all, some or none of the shares of SAM Common Stock that may be available for SAM to sell to GEM pursuant to the Share Subscription Facility. Depending on market liquidity at the time, resales of those shares by GEM may cause the public trading price of SAM Common Stock to decrease.

As a result of the above factors, it is possible that SAM may need to issue and sell more than the number of shares that it initially expects to issue to GEM under the Share Subscription Facility in order to receive aggregate gross proceeds equal to GEM’s $400 million total aggregate purchase commitment under the Share Subscription Facility, which could cause additional substantial dilution to holders of SAM Common Stock. The number of shares of SAM Common Stock ultimately offered for sale by GEM is dependent upon the number of shares of SAM Common Stock, if any, SAM ultimately sells to GEM under the Share Subscription Facility.

Risks Related to Surf Air’s and Southern’s Dependence on Third-Party Providers

If our third-party aircraft operators are unable to support our operations or the growth of our business, or we are unable to add alternative third-party aircraft operators to meet demand, our costs may increase and our business, financial condition and results of operations could be adversely affected.

Surf Air is, and SAM will be, dependent on a finite number of certificated third-party aircraft operators to provide a significant portion of our network services. Surf Air has, in the past, experienced delays, cancellations and difficulties engaging third party operators with sufficient capacity to operate the number of routes necessary to meet demand. This risk is exacerbated when there is a transition between operators, which Surf Air experienced from May to August 2022 when transitioning to Southern as its operator, resulting in a significant number of canceled and delayed flights.

In the event potential competitors establish cooperative or strategic relationships with third party aircraft operators in the markets we serve, offer to pay third-party aircraft operators more attractive rates or guarantee a higher volume of flights than we offer, we may not have access to the necessary number of aircraft to achieve our planned growth. Though Surf Air has successfully incentivized its operators to add aircraft to support its growth in the past, there is no guarantee SAM will be able to continue doing so without incurring significant additional costs. Increased use of private aircraft since the outbreak of the COVID-19 pandemic has added competitive pressure for access to aircraft, which may make it more difficult or costly for third-party operators to expand to meet our needs. If our third-party aircraft operators are unable or unwilling to add aircraft, or are only able to do so at significantly increased expense, or otherwise do not have capacity or desire to support our growth, or we are unable to add new operators on reasonable terms, or at all, our business and results of operations could be adversely affected. As the air mobility market grows, we expect competition for third-party aircraft operators to increase. Further, we expect that as competition in the air mobility market grows, the use of exclusive contractual arrangements with third-party aircraft operators, sometimes requiring volume guarantees, may increase, as may the cost of securing their services.

If we encounter problems, such as workforce disruptions, with any of our third-party aircraft operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

Many of Surf Air’s flight operations are conducted by third-party aircraft operators on its behalf and both Surf Air and Southern rely on third-party service providers to support their operations. Due to our reliance on third parties to provide these services going forward, we are subject to the risk of disruptions to their operations, such as the impact of adverse economic conditions and the inability of third parties to hire or retain skilled personnel, including pilots and mechanics, as well as any failure to deliver services at the level expected of them. Surf Air has, in the past, experienced issues with third party aircraft operators. For example, in June 2018 Surf Air terminated a charter and aircraft sublease agreement it had with a key third party scheduled aircraft operator in California because the operator had been providing increasingly unreliable and substandard service quality, resulting in frequent and last minute flight cancellations, while overcharging Surf Air and refusing to provide the requisite financial and operating data transparency. This had a negative impact on Surf Air’s results of operations and required approximately eight months to re-establish revenue levels similar to those prior to this event. Several of these third-party operators provide significant capacity that we would be unable to replace in a short period of time should that operator fail to perform its obligations. Disruptions to capital markets, shortages of skilled personnel and adverse economic conditions in general, such as conditions resulting from the COVID-19 pandemic, have subjected certain of these third-party regional operators to significant financial and operational pressures, which have in the past and could in the future result in the temporary or permanent cessation of their operations.

Union strikes or staff shortages among airport workers or certain pilots of third-party aircraft operators may result in disruptions of our air mobility service and thus could have a material adverse effect on our business, financial condition and results of operations. Any significant disruption to our operations as a result of problems with any of our third-party aircraft operators could have a material adverse effect on our business, financial condition and results of operations.

In addition, Surf Air, Southern and SAM have entered into agreements with contractors to provide various facilities and services required for SAM’s operations. Because SAM will rely on others to provide such services, its ability to control the efficiency and timeliness of such services will be limited. Similar agreements may be entered into in any new markets we decide to serve. If any of these service providers cease operations, there is no guarantee that we could replace these providers on a timely basis with comparably priced providers, or at all. Any material problems with the efficiency and timeliness of contract services, resulting from financial hardships or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Our third-party aircraft operators’ insurance may become too difficult or expensive for them to obtain. If our third-party aircraft operators are unable to maintain sufficient insurance coverage, it may materially and adversely affect our results of operations and financial condition.

Hazards are inherent in the aviation industry and may result in loss of life and property, potentially exposing us to substantial liability claims arising from the operation of aircraft. Safe operation of aircraft is the responsibility of ourselves and our third-party operators who are held liable for accidents, thus incidents related to aircraft operation are covered by ours and our third-party operators’ insurance. A limited number of hull and liability insurance underwriters provide coverage for our third-party aircraft operators. Insurance underwriters are required by various federal and state regulations to maintain minimum levels of reserves for known and expected claims. However, there can be no assurance that underwriters have established adequate reserves to fund existing and future claims. The number of air medical or tourism accidents, as well as the number of insured losses within the commercial airline industry, and the impact of general economic conditions on underwriters may result in increases in premiums above the rate of inflation. If our third-party aircraft operators’ insurance costs increase, such operators are likely to pass the increased costs to us, which could cause us to increase the prices paid by our customers. Such cost increases could adversely affect demand for our services and harm our business. Additionally, under all aircraft operating agreements, our third-party aircraft operators have agreed to indemnify us against liability arising from the operation of aircraft and to maintain insurance covering such liability. However, there can be no assurance there will be no challenge to the indemnification rights or that the aircraft operator will have sufficient assets or insurance coverage to fulfill its indemnity obligations.

We rely on third-party web service providers to deliver our offerings to users on our platform, and any disruption of or interference with our use of third-party web services could adversely affect our business, financial condition and results of operations.

Our platform’s continuing and uninterrupted performance is critical to our success. Surf Air and Southern currently host their respective platforms and support their respective operations using third-party providers of cloud infrastructure services. While Surf Air and Southern have engaged reputable vendors to provide these services, they does not have control over the operations of the facilities used by its third-party provider and their facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, human error, terrorist attacks, power outages and similar events or acts of misconduct. In addition, any changes to the service levels from these third-party cloud infrastructure providers may adversely affect SAM’s future ability to meet the requirements of users to search for flights and book travel. While we expect to implement reasonable backup and disaster recovery plans, Southern has experienced, and SAM expects that in the future it may experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand our service offerings. Any negative publicity or user dissatisfaction arising from these disruptions could harm our reputation and brand and could have a material adverse effect on our business, financial condition and results of operation.

Aircraft purchase agreements are often subject to indexed price escalation clauses which could subject SAM to unanticipated expenses.

Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices, the actual escalation amounts of which are outside of the purchaser’s control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact expenses and operating margins. The terms and conditions of the aircraft purchase agreement with TAI do contain price escalation clauses and future purchase orders with other suppliers may also contain price escalation clauses yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

Risks Related to Surf Air’s and Southern’s Intellectual Property and Information Technology

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose market share, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends in part on our ability to protect our intellectual property rights, including trademarks and design marks applicable to Surf Air and Southern and, in the future once developed, certain proprietary technologies and software that we expect to be deployed in our aircraft or that we expect utilize in arranging air transportation. To date, Surf Air and Southern have relied primarily on trademark and other forms of legal protection, contractual agreements and policing of third party misuses of intellectual property. We expect that in the future we will rely on patents and trade secrets to protect any proprietary technology we develop. We routinely enter into non-disclosure agreements with our employees, consultants, third parties and other relevant persons and take other measures to protect our intellectual property rights, such as limiting access to our trade secrets and other confidential information. However, the steps we take to protect our intellectual property may be inadequate, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may potentially harm our ability to compete, accelerate the development programs of our competitors, and/or result in a deteriorated competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. There can be no assurance that the intellectual property rights we own or license will provide competitive advantages or will not be challenged or circumvented by our competitors.

Further, obtaining and maintaining patent, copyright, and trademark protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for our technology in the United States or foreign jurisdictions, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and prosecute all patent applications for such technology, or that we will inadvertently lose protection for failing to comply with all procedural, documentary, payment, and similar obligations during the patent prosecution process. The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights, there could be a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourself against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize its aircraft.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our aircraft and air mobility services, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights.

Companies owning patents or other intellectual property rights relating to battery packs, electric motors, aircraft configurations, fly-by-wire flight control software, electronic power management systems or any of our brands may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party’s intellectual property rights, we may be required to do one or more of the following:

•        cease development, sales or use of its products that incorporate the asserted intellectual property;

•        pay substantial damages;

•        obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

•        re-design one or more aspects or systems of its aircraft or other offerings.

A successful claim of infringement or misappropriation against us could adversely affect our business, prospects, financial condition and results of operations. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

We will rely on our information technology systems to manage numerous aspects of our business. A cyber-attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales and harm to our reputation.

We will rely on information technology networks and systems to operate and manage our business, as well as generate value for our customers and suppliers through data collection and analytics. Our information technology networks and systems process, transmit and store personal and financial information, proprietary information of our business, and also allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. While we believe we will take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted, and stored thereon, such networks, systems, and data may be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information or our users’ personal information. In addition, cyberattacks, viruses, malware, or other damage or unauthorized access to our information technology networks and systems, could result in damage, disruptions or shutdowns to our platform. Any of the foregoing could cause substantial harm to our business, require us to make notifications to our customers, governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject us to penalties, fines, and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

System failures, defects, errors or vulnerabilities in our website, applications, backend systems or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely affect our business, financial condition and results of operations.

Our systems, or those of third parties upon which we rely, may experience service interruptions, outages or degradation because of hardware and software defects or malfunctions, human error or malfeasance by third parties or our employees, contractors, service providers, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks, ransomware attack or other events. Our insurance coverage may not be sufficient, and we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such interruptions, outages or degradations.

The third-party software that we incorporate into our platform may be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in our platform, whether in our code or that of third-party software on which our software relies, could result in negative publicity, a loss of customers or loss of revenue, access or other performance issues, security incidents or other liabilities. Such vulnerabilities could also prevent customers from booking flights, which would adversely affect our flier utilization rates, or disrupt communications within the company (e.g., flight schedules or passenger manifests), which could affect our on-time performance. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could negatively impact our reputation or brand, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, our transition of our workforce to a hybrid work environment, where our employees are often working remotely, could also increase our vulnerability to risks related to our hardware and software systems, including risks of phishing and other cybersecurity attacks. Our systems may be subject to additional risk introduced by software that we license from third parties. This licensed software may introduce vulnerabilities within our own operations as it is integrated with our systems, or as we provide services to our customers.

Surf Air and Southern have experienced and will likely continue to experience cyberattacks, system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our technology platform. These events could result in, losses of revenue due to increased difficulty of booking services through our technology platform, impacts to on-time performance and resultant errors in operating our business. A prolonged interruption in the availability or reduction in the availability or other functionality of our platform could adversely affect our business and reputation and could result in the loss of customers. Moreover, to the extent that any system failure or similar event results in harm or losses to the customers using our platform, such as the inability to book or change flights because of a system failure, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time consuming and costly for us to address.

It is also possible our security controls over personal and other data may not prevent unauthorized access to, or destruction, loss, theft, misappropriation or release of personally identifiable or other proprietary, confidential, sensitive or valuable information of ours or others; this access could lead to potential unauthorized disclosure of confidential personal, Company or customer information that others could use to compete against us or for other disruptive, destructive or harmful purposes and outcomes. Any such disclosure or damage to our networks and systems could subject us to third party claims against us and reputational harm, including statutory damages under California or other state law, regulatory penalties and significant costs of breach investigation, remediation and notification. If these events occur, our ability to attract new clients may be impaired or we may be subjected to damages or penalties. While we will maintain insurance coverage for cybersecurity breaches that we believe are appropriate for our operations, our insurance coverage may not cover all potential claims against us, may require us to meet a deductible or may not continue to be available to us at a reasonable cost.

As these laws continue to evolve, we may be required to make changes to our systems, services, solutions and/or products to enable us and/or our clients to meet the new legal requirements, including by taking on more onerous obligations in our contracts, limiting our storage, transfer and processing of data and, in some cases, limiting our service and/or solution offerings in certain locations. Changes in these laws, or the interpretation and application thereof, may also increase our potential exposure through significantly higher potential penalties for non-compliance. The costs of compliance with, and other burdens imposed by, such laws and regulations and client demand in this area may limit the use of, or demand for, our services, solutions and/or products, make it more difficult and costly to meet client expectations, or lead to significant fines, penalties or liabilities for noncompliance, any of which could have a material adverse effect on our business, financial condition and results of operations.

We will rely on mobile operating systems and application marketplaces to make our app available to users of our platform. If we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results and results of operations could be adversely affected.

Surf Air and Southern depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make their respective platforms available to customers. The majority of Surf Air and Southern’s flights are booked through these apps. In the future, these mobile operating systems or application marketplaces could limit or prohibit us from making our app available to customers, make changes that degrade the functionality of our apps, increase the difficulty of using our app, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to us. Additionally, if any future competitor’s placement in such mobile operating system’s application marketplace is more prominent than the placement of our app, overall growth in our customer base could slow and the usage of our platform could be adversely affected. The Surf Air and Southern apps have experienced fluctuations in the number of downloads in the past, and we anticipate similar fluctuations in the future. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our app. Additionally, in order to deliver a high-quality app, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile technology industry to make, or continue to make, such technologies, systems, networks or standards available to our customers. If users on our platform encounter any difficulty accessing or using our app on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, there could be a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks Related to SAM’s Business

Our business will be subject to a variety of extensive and evolving laws and regulations, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel and competitive disadvantages.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including employment and labor, health care, tax, privacy and data security, safety and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future legal or regulatory changes. SAM will monitor these developments closely, and ensure that adequate resources are dedicated to compliance. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate or limit our ability to expand into certain jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Surf Air and Southern’s operations are, and following the Business Combination, SAM’s operations will be, highly regulated by several U.S. government agencies, including the DOT, the FAA and the TSA. Requirements imposed by these regulators (and others) may restrict the ways we may conduct our business, as well as the operations of our third-party aircraft operator customers. Failure to comply with such requirements in the future may result in fines and other enforcement actions by the regulators. For example, the TSA is responsible for civil aviation security matters, including passenger and baggage screening at U.S. airports. If the TSA were to impose additional or more burdensome security requirements, demand for our services could decrease and/or the costs required to comply with these requirements could increase. In addition, the FAA can assess civil penalties or seek criminal sanctions for failure to comply with FAA regulations, as well as modify, suspend or revoke licenses granted to us for our operations. In the future, any new regulatory requirements, particularly requirements that limit our third-party aircraft operators’ ability to operate or new maintenance directives or mandatory orders related to airworthiness, could have a material adverse effect on us and the industry.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as the aircraft used in our operations, at such airports. The imposition of any limits on the use of such aircraft at any airport at which we operate could have a material adverse effect on our operations.

Our results of operations and the manner in which we conduct business each may be affected by changes in law and future actions taken by governmental agencies, including:

•        changes in law or regulation that affect the services that can be offered by us in particular markets or at particular airports, or the types of fares offered or fees that can be charged;

•        changes in law or regulation that specifically address hybrid-electric, all-electric or alternative fuel aircraft that could delay our ability to deliver products, implement aircraft modifications or launch service;

•        the adoption of new passenger security standards or regulations that impact customer processing or service;

•        restrictions on airport operations, such as restrictions on the use of particular airports; and

•        the adoption of new or increased aircraft noise restrictions.

Each additional regulation or other form of expanded regulatory oversight increases costs, adds greater complexity to operations and, in some cases, may reduce the demand for air travel. There can be no assurance that the increased costs or greater complexity associated with compliance with new or expanded rules, anticipated rules or other forms of regulatory oversight will not have a material adverse effect on us.

Even when we believe we are in complete compliance, a regulatory agency may determine that we are not. Failure to comply with legal and regulatory requirements, such as obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating all or significant portions of our business.

We may be unable to obtain or maintain relevant regulatory approvals for the commercialization of our electrification of aircraft.

The development and commercialization of new hybrid-electric powertrains to be used in aircraft and the operation of an air mobility service requires multiple regulatory authorizations and certifications, including STCs, and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. While we anticipate being able to meet the requirements of such authorizations and certificates, we may be unable to obtain or maintain such authorizations and certifications, or to do so on the timeline we project. The failure to obtain any of the required authorizations or certificates, or do so in a timely manner, or if any of these authorizations or certificates are modified, suspended or revoked after we obtain them, may render us unable to develop our powertrains and implement our plans to install them in aircraft on the timelines we project, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

An STC will be issued by the FAA only if: (i) the pertinent technical data from the manufacturer has been examined and found satisfactory by the FAA; (ii) all necessary tests and compliance inspections have been completed; and (iii) the alteration has been found to conform with the technical data. There are a number of steps involved in obtaining an STC, including FAA application, preliminary type certification board (“TCB”) meetings, development of certification program plans, establishment of certification basis by the FAA, data submission, FAA design evaluation, interim type certification meetings, FAA conformity inspections, pre-flight TCB meeting, ground inspections, ground tests, flight tests, FAA review of in-flight test results, issuance of Type Inspection Authorization, FAA conformity inspections, witnessing of tests and performance of official certification flight tests, flight standards evaluations, functional and reliability testing, FAA approval of flight manual supplement or supplemental flight manual, and final TCB meeting and Aircraft Evaluation Group completion of continuing airworthiness determination. We are now preparing to apply for an STC. Failure to achieve any of these milestones in a timely manner will delay our ability to attain the requisite STCs on the expected timeline or could result in failure to obtain STC approval at all. Furthermore, the FAA may determine that the modification requested by the STC is so complex that a new (rather than supplemental) aircraft type certification process must be undertaken instead.

Once the STC is issued by the FAA, we will still be required to comply with certain requirements in order to maintain that regulatory approval, including obligations to: (i) report failures, malfunctions and defects; (ii) make the type certificate and underlying data available to FAA and National Transportation Safety Board upon request; (iii) make instructions for continued airworthiness available to aircraft owners and operators; (iv) make required design changes to address Airworthiness Directives issued by FAA and make them available to aircraft owners and operators; and (v) make flight manual supplements and supplemental flight manuals available with each alteration. Failure to continue to comply with these and other requirements may result in the suspension or revocation of the STC or other licenses, certificates, authorizations or permits required to operate our business.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could have a material adverse effect on our business and financial condition.

Surf Air and Southern are, and after the Business Combination, SAM will be subject to a wide variety of laws in the United States and other jurisdictions related to privacy, data protection and consumer protection that are often complex and subject to varying interpretations. As a result, these privacy, data protection and consumer protection laws may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies and such changes or developments may be contrary to our existing practices. This may cause us to expend resources on updating, changing or eliminating some of our privacy and data protection practices. Failure to comply with data privacy laws and regulations could have a material adverse effect on our reputation, financial condition or results of operations, or have other adverse consequences.

Surf Air and Southern currently, and following the Business Combination, SAM will, receive, collect, store, process, transmit, share and use personal information, and other customer data, including health information, and rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share, and use such personal information, including payment information. A variety of federal, state, local, municipal, and foreign laws and regulations, as well as industry standards (such as the payment card industry standards) govern the collection, storage, processing, sharing, use, retention and security of this information, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Protection and Electronic Protection Act of 1991 (“TCPA”), Section 5 of the Federal Trade Commission Act, and the California Consumer Privacy Act (“CCPA”). Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, Surf Air and Southern’s practices may not have historically complied, and going forward SAM’s practices may not comply, with all such laws, regulations, requirements and obligations. The failure to comply with such data protection and privacy regulations can result in fines, penalties, and the enforcement of any non-compliance, which could have a material adverse effect on our business and results of operations. In January 2020, CCPA took effect, which provides new data privacy rights for consumers in California and new operational requirements for companies doing business in California. Compliance with the new obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them, and because the CCPA is relatively new, there is still some uncertainty about how the CCPA will be interpreted and enforced. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties (up to $2,500 per violation, or up to $7,500 per violation if the violation is intentional) and litigation, any of which may negatively impact our reputation, require us to expend significant resources, and harm our business. Furthermore, California voters approved the California Privacy Rights Act (“CPRA”) on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal information. The CPRA will come into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. We believe that the personal information Surf Air collects from California residents that use its app, the air transportation services Surf Air has offered in California in the past and direct marketing to California residents for those services, as well as our plans to offer future services in California, have made Surf Air, and in the future will make SAM subject to compliance with CCPA and CPRA.

In addition, these laws, which are not uniform, may do one or more of the following: regulate the collection, transfer (including in some cases, the transfer outside the country of collection), processing, storage, use and disclosure of personal information, and require notice to individuals of privacy practices; give individuals certain access, correction and deletion rights with respect to their personal information; and prevent the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, data protection authorities and/or other regulators in the event of a data breach. We may need to expend resources complying with these requirements or may be restricted in how we may use personal data.

Surf Air and Southern have in the past been, and SAM could in the future be, subject to data breaches. A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy laws, regulations or other principles or orders to which we may be subject could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities, litigation, including class action litigation, from our customers, fines, penalties, or other liabilities, or require us to change our operations or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, government authorities, payment companies, consumer reporting agencies or the media about the incident and may be required to expend additional resources in connection with investigating and remediating such an incident, and otherwise complying with applicable privacy and data security laws.

We may be unable to comply with relevant regulations applicable to our on-demand business.

Surf Air provides a technology platform to match air passengers with seats on certified aircraft. Depending on how this platform and our business evolves, it is possible that, as a result of our on-demand services, the DOT may view us as operating as either an “air charter broker” and/or a “charter operator.” Each of these roles carries with it varying levels of regulatory obligations. To the extent applicable, failure to comply with the regulations applicable to each of these roles could result in the imposition of fines and/or civil penalties, and, in severe cases, the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating all or a significant portion of our business.

Continued access to Essential Air Service revenue is of critical importance to Southern and SAM.

Southern has historically received federal Essential Air Service (“EAS”) subsidies as compensation for providing essential air service to numerous small communities. For the year ended December 31, 2021, EAS revenue was $25.6 million or approximately 44% of Southern’s total revenue. The total amount of EAS revenue ultimately received by us will be determined by, among other things, overall funding levels of the EAS program by the U.S. Congress (which could be reduced) and competitive bids for EAS contracts by other carriers (which could cause us to lose EAS revenue to competitors). The EAS program was initially intended to last ten years from 1978 but has been modified and extended in the years since. The EAS program may continue to be modified or changed or may be cancelled in the future, or we may be unable to continue to participate successfully in the EAS program. Any such developments could materially adversely affect our business. EAS contracts generally have a term of two years. The U.S. Department of Transportation, which administers the EAS program, has the right to cancel EAS contracts if it deems that the communities served by such arrangements are no longer eligible. There can be no assurance that current EAS legislation will remain unchanged, or that Congress will continue to provide funding for the EAS program at any particular level. A reduction of EAS revenue, a loss of EAS contracts or a change to or termination of the EAS program could have a material adverse effect on our business, financial condition and results of operation.

We may fail to continue to meet the requirements necessary to operate our air services.

Regional airline services are currently regulated by both the DOT, which provides the economic authority to operate as an airline, and the FAA, which provides the safety authority. Southern currently holds a Commuter Air Carrier Authorization issued by the DOT under 14 C.F.R. Part 298 (“Part 298”) and an Air Carrier Certificate issued by the FAA under 14 C.F.R. Part 119 with Operations Specifications issued under 14 C.F.R. Part 135 (“Part 135”). The requirements of Part 298 and Part 135 are continuing in nature and Southern, as well as SAM following the Business Combination, must comply with them at all times, with a failure to meet any relevant requirements could subject us to possible penalties and/or certificate actions.

We must comply continuously with Fitness and Citizenship requirements administered by DOT to perform scheduled air transportation.

Carriers like Southern must be found to be fit, willing, and able to perform the air transportation for which they are licensed by the DOT. This involves a DOT evaluation of the citizenship, competence and compliance disposition of the airline and its management as well as an evaluation of the financial viability of the carrier and its ability to carry out its operations without putting customers’ money at unnecessary risk. In connection with DOT review of the proposed Transactions, Southern is undergoing a continuing fitness review by DOT keyed to these factors. The scope of the DOT review includes SAM. To the extent DOT were to raise concerns about any of these matters, we may have to make adjustments to our operating team, management or ownership structure in order to address the concerns. A protracted failure to address any DOT concerns might result in the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business.

Risks Related to SAM Operating as a Public Company

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from SAM’s business operations.

As a privately held company, Surf Air has not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, SAM will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and will increase the costs and the time that the SAM Board and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

The requirements of being a public company may strain SAM’s resources, divert management’s attention and affect our ability to attract and retain qualified board members.

After the Closing of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that SAM maintain effective disclosure controls and procedures and internal control for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required, and, as a result, management’s attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of the SAM Board. As a public company, we expect to increase the coverage limits of our director and officer liability insurance from $2.5 million to in excess of $20 million, which will likely result in materially higher insurance premiums. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition or results of operations.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. We are in the process of upgrading our finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact our ability or prevent it from timely reporting our results of operations, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act (“Section 404”). The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. The requirements of these rules and regulations have increased and may continue to increase our legal, accounting and financial compliance costs, have made some activities more difficult, time-consuming and costly and have placed significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, as a result of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of SAM Common Stock.

As a private company, Surf Air has not endeavored to establish and maintain internal control over financial reporting meeting the standards required of public companies. Any failure to maintain internal control over financial reporting could severely inhibit SAM’s ability to accurately report its financial condition, results of operations or cash flows. If SAM is unable to conclude that its internal control over financial reporting is effective as a result of a material weakness(es) in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the SAM Common Stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to develop, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related and audit-related costs and significant management oversight.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company until December 31, 2024, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the end of such fiscal year and would become an accelerated filer. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (a) (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equal or exceeded $100 million during such completed fiscal year or (b) the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what SAM’s actual financial condition or results of operations would have been.

Tuscan, Surf Air and Southern currently operate as separate companies and have had no prior history as a combined entity, and Tuscan’s, Surf Air’s and Southern’s operations have not previously been managed on a combined basis. The unaudited pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial condition or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future financial condition or results of operations of SAM. The unaudited pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate and other factors may affect Surf Air’s and Southern’s financial condition or results of operations following the Closing. Any potential decline in Surf Air’s and Southern’s financial condition or results of operations may cause significant variations in the stock price of SAM.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Tuscan’s, Surf Air’s and Southern’s historical financial statements and certain adjustments and assumptions have been made regarding Surf Air and Southern after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial condition and results of operations of Surf Air and Southern.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of SAM Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against SAM could result in substantial costs and divert management’s attention from other business concerns, which could have a material adverse effect on our business.

Delaware law and SAM’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect upon consummation of the Business Combination and the DGCL both contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of SAM Common Stock, and therefore depress the trading price of SAM Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of SAM’s Board or taking other corporate actions, including effecting changes in our management. Among other things, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions:

•        establishing a classified board of directors with staggered, three-year terms;

•        authorizing SAM’s Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        prohibiting cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        limiting the liability of, and providing for the indemnification of, SAM’s directors and officers;

•        authorizing SAM’s Board to amend the bylaws, which may allow SAM’s Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•        establishing advance notice procedures with which stockholders must comply to nominate candidates to SAM’s Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in SAM’s Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of SAM.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in SAM’s Board or management.

The provisions of the Amended and Restated Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

The Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless SAM consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SAM, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of SAM to SAM or SAM’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, the Amended and Restated Certificate of Incorporation provides that federal district courts will be the sole and exclusive forum for claims under the Securities Act.

These provisions may have the effect of discouraging lawsuits against SAM’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against SAM, a court could find the choice of forum provisions contained in the proposed certificate of incorporation to be inapplicable or unenforceable in such action. In this regard, stockholders may not be deemed to have waived SAM’s compliance with the federal securities laws and the rules and regulations thereunder, including Section 22 of the Securities Act.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations.

Surf Air and Southern are, and after the Business Combination SAM will be, subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. These rules, if adopted, whether in the form proposed or in revised form, may have a material adverse effect on our ability to negotiate and complete our initial business combination and may increase the costs and time related thereto.

Risks Relating to Ownership of SAM Common Stock

Nasdaq may not continue to list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Tuscan Common Stock and Tuscan Warrants are currently listed on Nasdaq, and SAM will apply to continue to be listed on Nasdaq following the Closing of the Business Combination. Our continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. In addition, if Tuscan does not complete the Business Combination with Surf Air by January 9, 2023, we expect Tuscan’s securities will be delisted from Nasdaq (subject to any further review by the Nasdaq Listing Council and Nasdaq Board) and in such event we expect the SAM Common Stock will not be eligible for listing on Nasdaq at the Closing. It is a condition to the consummation of the Business Combination that the shares of SAM Common Stock to be issued in the Mergers be approved for listing on Nasdaq (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders). If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. Even if the listing condition is satisfied at the Closing of the Business Combination, there can be no assurance that SAM will be able to comply with the continued listing standards of Nasdaq following the Closing.

If the SAM Common Stock and SAM Warrants are not listed on Nasdaq at the Closing, or if, after the Closing, Nasdaq delists the SAM Common Stock and/or the SAM Warrants from trading on its exchange for failure to meet the listing standards, SAM’s securityholders could face material adverse effects, including:

•        a limited availability of market quotations for SAM’s securities

•        reduced liquidity for SAM’s securities;

•        a determination that the SAM Common Stock is a “penny stock”, which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for SAM’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The price of SAM Common Stock and SAM Warrants may be volatile.

Upon consummation of the Business Combination, the price of SAM Common Stock, as well as SAM Warrants, may fluctuate due to a variety of factors, including:

•        changes in the industries in which we and our customers operate;

•        developments involving our competitors;

•        changes in laws and regulations affecting our business;

•        variations in our operating performance and the performance of our competitors in general;

•        actual or anticipated fluctuations in SAM’s quarterly or annual results of operations;

•        publication of research reports by securities analysts about SAM or our competitors or our industry;

•        the public’s reaction to SAM’s press releases, our other public announcements and our filings with the SEC;

•        actions by stockholders, including the sale by the third party investors of any of their shares of SAM Common Stock;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving the combined company;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of SAM Common Stock available for public sale; and

•        general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of SAM Common Stock and SAM Warrants regardless of our operating performance. Furthermore, an active trading market for SAM’s securities may never develop, or, if developed, may not be sustained. Holders of SAM’s securities may be unable to sell their securities unless a market can be established or sustained.

We do not intend to pay cash dividends for the foreseeable future.

The SAM Board currently intends to retain any future earnings to support operations and to finance the growth and development of SAM’s business and does not intend to pay cash dividends on the SAM Common Stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of SAM’s Board and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as SAM’s Board deems relevant.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, SAM’s stock price and trading volume could decline.

The trading market for the SAM Common Stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover SAM downgrade the SAM Common Stock or publish inaccurate or unfavorable research about our business, the price of SAM Common Stock would likely decline. If few analysts cover SAM, demand for SAM Common Stock could decrease and the SAM Common Stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering SAM in the future or fail to publish reports on us regularly.

Future resales of SAM Common Stock after the consummation of the Business Combination may cause the market price of SAM Common Stock to drop significantly, even if our business is doing well.

Concurrently with the consummation of the Business Combination and subject to certain exceptions, the sponsor and the Surf Air stockholders will be contractually restricted from selling or transferring 95% of the immediately vested founder shares of common stock (the “Lock-up Shares”) for certain periods of time. Under the Lockup Agreement, such lockup restrictions applicable to the Lock-up Shares begin at the Closing and end at the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the volume-weighted average price of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. Additionally, the 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder’s shares will not be transferable until the date that is the one-year anniversary of the Closing. If, after Closing, SAM completes a transaction that results in a Change of Control, the Lock-up Shares are released from restriction immediately prior to such Change of Control.

Under the Amended and Restated Bylaws, 95% of the SAM Common Stock issued to the directors, officers and affiliates of Surf Air as of immediately prior to the Second Effective Time will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the volume-weighted average price of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, but in any event not before the date that is four months after the Closing.

However, following the expiration of each lockup, the applicable stockholders will not be restricted from selling shares of SAM Common Stock held by them, other than by applicable securities laws. Additionally, third party investors, including the holders of the public shares, the holders of the representative shares, the holders of shares issued in the Southern Acquisition, the holders of shares issued to the advisors of Surf Air, the holders of the shares issued pursuant to the SAFEs and the holders of the shares issued pursuant to the Share Purchase Agreement, will not be restricted from selling any of their shares of SAM Common Stock following the Closing of the Business Combination, other than by applicable securities laws. Many of these holders have the right to have their shares registered for resale under applicable securities laws, and in the future may be able to sell their shares pursuant to exemptions from registration. The holders of the public shares and the former security holders of Surf Air and Southern who are not affiliates of any of the parties to the Business Combination as of the closing, and are not affiliates of SAM after the closing, may sell their shares without restriction under applicable securities laws. As such, sales of a substantial number of shares of SAM Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of SAM Common Stock. Upon Closing of the Business Combination, the sponsor and the stockholders of Surf Air and Southern will collectively own approximately 88% of the outstanding shares of SAM Common Stock (including the shares of Surf Air common stock reserved in respect of awards outstanding as of immediately prior to the Closing that will be converted into awards based on SAM Common Stock), based on the assumptions set forth in “Proposal No. 1: The Business Combination Proposal — Pro Forma Ownership of SAM Upon Closing,” including the assumption that none of the public shares are redeemed in connection with the Business Combination. Assuming redemption of approximately 50% of the public shares in connection with the Business Combination, the collective ownership of the sponsor and the stockholders of Surf Air and Southern would rise to approximately 90% of the outstanding shares of SAM Common Stock (including the shares of Surf Air common stock reserved in respect of awards outstanding as of immediately prior to the Closing that will be converted into awards based on SAM Common Stock).

As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in SAM Common Stock price or the market price of SAM Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Risks Related to Tuscan and the Business Combination

The Tuscan Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

The Tuscan Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The directors and officers of Tuscan have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, and concluded that their experience and backgrounds, together with the experience and sector expertise of Tuscan’s financial advisors and other advisors, as well as having consulted with a leading consulting firm regarding SAM’s market opportunities and competitive landscape, including the growth and SAM’s strategic plan, enabled them to perform the necessary analyses and make determinations regarding the transactions. In addition, Tuscan’s directors and officers and Tuscan’s advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Tuscan Board in evaluating Surf Air’s and Southern’s business, assuming the risk that the Tuscan Board may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact the ability to consummate the Business Combination.

The resignation of Surf Air’s financial advisor and Tuscan’s financial advisor as described in this proxy statement/prospectus may indicate that each is unwilling to be associated with the disclosure in this proxy statement/prospectus and the underlying business analysis related to the transaction.

As described in the section titled “Proposal No. 1: The Business Combination Proposal — Background of the Business Combination,” each of Surf Air’s financial advisor and Tuscan’s financial advisor terminated its engagement with Surf Air and Tuscan, respectively, and withdrew from participation in the transaction. In connection with Tuscan’s financial advisor’s resignation, it waived its entitlement to the payment of up to $3 million of fees due to it. On March 30, 2022, prior to the resignation of the financial advisors, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in SEC filings and the treatment of investment banks in connection with business combination transactions involving special purpose acquisition companies. The uncertainty related to the treatment of investment banks following the SPAC Rule Proposals was the reason Tuscan’s financial advisor gave Tuscan for its resignation. Neither Surf Air’s financial advisor nor Tuscan’s financial advisor had any role in the negotiation of the terms of the Merger Agreement and related transactional documents and had no role in any subsequent preparation of the disclosure in this proxy statement/prospectus. Neither Surf Air’s financial advisor nor Tuscan’s financial advisor made any opinion or recommendation to Surf Air or Tuscan, respectively, as to whether to proceed with the transactions contemplated by the Merger Agreement and accordingly neither Surf Air nor Tuscan is relying on any opinion or recommendation made by their respective former financial advisors as to whether to proceed with the transactions contemplated by the Merger Agreement.

Shareholders and investors should not place any reliance on the fact that such financial advisors had been previously involved with this transaction. Please see the section titled “Proposal No. 1: The Business Combination Proposal — Background of the Business Combination” for a further discussion of the background of the Business Combination and the matters that Tuscan’s board of directors considered in approving the Business Combination.

If Tuscan’s due diligence investigation of the Surf Air or Southern businesses was inadequate, then Tuscan’s stockholders following the Closing of the Business Combination could lose some or all of their investment.

Even though Tuscan conducted a due diligence investigation of the Surf Air or Southern businesses, Tuscan cannot be sure that this diligence uncovered all material issues that may be present inside the Surf Air or Southern businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Surf Air’s or Southern’s businesses and outside of its control will not later arise.

Tuscan has restated its financial statements for several prior periods, which may affect investor confidence, its stock price, its ability to raise capital in the future, its results of operations and financial condition, and its ability to complete an initial business combination, and which may result in stockholder litigation.

Tuscan has filed restated financial statements for several prior periods. Such restatements may have the effect of eroding investor confidence in Tuscan and its financial reporting and accounting practices and processes, and may negatively impact the trading price of its securities, could have a material adverse effect on its business, financial condition and results of operations, may make it more difficult for it to raise capital on acceptable terms, if at all, and may adversely affect its ability to complete the Business Combination or another initial business combination. The restatement and related material weaknesses in its internal control over financial reporting may also result in stockholder litigation.

Tuscan accounts for its private warrants (and SAM expects that it will account for the SAM Warrants into which such private warrants are converted) as liabilities and recorded at fair value upon issuance with any changes in fair value each reporting period to be reported in earnings as determined by management based on the available publicly traded warrant price or based on a valuation report obtained from an independent third-party valuation firm. The impact of changes in fair value on earnings may have a material adverse effect on the market price of the SAM Common Stock after the Business Combination.

Tuscan has identified material weaknesses in its internal control over financial reporting. If Tuscan is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in it and materially and adversely affect its business and results of operations.

Tuscan’s management concluded that its internal control over financial reporting was not effective as of June 30, 2022 due to the existence of material weaknesses in such controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tuscan’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for Tuscan to provide reliable financial reports and prevent fraud. Tuscan continues to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis, or at all. If Tuscan is unable to provide reliable and timely financial reports in the future, its business and reputation may be further harmed. Restated financial statements and failures in internal control may also cause it to fail to meet reporting obligations, negatively affect investor confidence in its management and the accuracy of its financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of its securities, subject it to regulatory investigations and penalties or stockholder litigation, and have a material adverse effect on its financial condition.

Tuscan will not have any right to make damage claims against SAM or SAM’s shareholders for the breach of any representation, warranty or covenant made by the Surf Entities in the Merger Agreement.

The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing of the Mergers, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing. Accordingly, there are no remedies available to the parties after the Closing of the Mergers with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement that occurs prior to or at the Closing. As a result, Tuscan will have no remedy available to it if the Mergers are consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by the Surf Entities at the time of the Mergers.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the cash held in Tuscan’s trust account will put the stockholder in a better future economic position.

Tuscan can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the Closing of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Tuscan’s share price, and may result in a lower value realized now than a stockholder of Tuscan might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of SAM Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Tuscan stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Tuscan’s public stockholders fail to properly demand redemption rights, they will not be entitled to have their public shares redeemed for a pro rata portion of the trust account.

Tuscan stockholders holding public shares may demand that Tuscan redeem their shares for their respective pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the trust account and not previously released to Tuscan as permitted, net of interest that may be used by Tuscan to pay its tax obligations. Tuscan stockholders who seek to exercise this redemption right must deliver their shares (either physically or electronically) to Tuscan’s transfer agent two business days prior to the special meeting. Any Tuscan stockholder who fails to properly deliver their shares will not be entitled to have his or her shares redeemed. See the section entitled “Special Meeting in Lieu of an Annual Meeting of Tuscan Stockholders — Redemption Rights” for the procedures to be followed if you wish to have your shares redeemed for cash.

Tuscan and Surf Air will incur significant transaction and transition costs in connection with the Business Combination.

Tuscan and Surf Air have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Tuscan and Surf Air may also incur additional costs to retain key employees. All expenses incurred in connection with the Merger Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. Tuscan’s transaction expenses as a result of the Business Combination are currently estimated at approximately $5 million. This estimate assumes payment of a fee of $4.0 million to EarlyBirdCapital, based on Tuscan’s expectation that it will negotiate a reduction to the $6.0 million business combination marketing fee due to EarlyBirdCapital.

The sponsor, which is an affiliate of Tuscan’s directors and officers, owns Tuscan Common Stock and Tuscan Warrants that will be worthless, and may incur reimbursable expenses that may not be reimbursed or repaid, if the Business Combination is not completed. Such interests may have influenced the decision of the Tuscan Board to approve the Business Combination with Surf Air.

The sponsor, which is an affiliate of certain of Tuscan’s directors and officers, beneficially owns the founder shares, private units and private warrants. The sponsor has no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination with Surf Air or another initial business combination is not approved within the required time period, such securities held by the sponsor will be worthless. Such securities had an aggregate market value of $[      ] based upon the closing prices of the Tuscan Common Stock, Tuscan Units and Tuscan Warrants on Nasdaq on [    ], 2022, the record date. Furthermore, as of September 15, 2022, the sponsor had not made any working capital loans to Tuscan and the sponsor and the directors and officers of Tuscan and their affiliates had not incurred any unpaid reimbursable out-of-pocket expenses in connection with activities on Tuscan’s behalf, such as identifying and investigating possible business targets and business combinations, although the sponsor may make such working capital loans and the sponsor and directors and officers of Tuscan and their affiliates may incur such reimbursable expenses after the date of this proxy statement/prospectus. Additionally, in connection with the extensions of the time that Tuscan has to complete an initial business combination, as of September 15, 2022, the sponsor had loaned an aggregate of $2,699,020 to Tuscan, which amount was contributed to and deposited in the trust account. These contribution loans, and any working capital loans or reimbursable expenses, incurred in the future, will be repaid upon Closing of the Business Combination. However, if Tuscan fails to consummate the Business Combination, Tuscan’s sponsor and its directors and officers will not have any claim against the trust account for repayment or reimbursement. Accordingly, Tuscan may not be able to repay these contribution loans, or any working capital loans or reimbursable expenses incurred in the future, if the Business Combination is not completed.

The foregoing financial interests may have influenced the decision of Tuscan’s directors to approve the Business Combination with Surf Air and to continue to pursue such Business Combination. In considering the recommendations of the Tuscan Board to vote for the Business Combination Proposal and other proposals, its stockholders should consider these interests. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination.”

The sponsor, certain members of the Tuscan Board and certain Tuscan officers have interests in the Business Combination that are different from or are in addition to other Tuscan stockholders in recommending that Tuscan stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the Tuscan Board’s recommendation that Tuscan stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, Tuscan stockholders should be aware that the sponsor and certain directors and officers of Tuscan have interests in the Business Combination that may be different from, or in addition to, the interests of Tuscan stockholders generally. These interests include:

•        the fact that the sponsor and Tuscan’s directors and officers have waived their redemption rights with respect to any founder shares held by them in connection with a stockholder vote to approve a proposed initial business combination;

•        if the trust account is liquidated, including in the event Tuscan is unable to complete an initial business combination within the required time period, the sponsor has agreed to indemnify Tuscan to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Tuscan has entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the continued indemnification of Tuscan’s existing directors and officers and the continuation of Tuscan’s directors and officers liability insurance after the Business Combination;

•        the fact that the sponsor and Tuscan’s directors and officers will lose their entire investment in Tuscan and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the required time period;

•        the fact that the sponsor and Tuscan’s directors and officers have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if Tuscan fails to complete an initial business combination within the required time period; and

•        the fact that the sponsor paid an aggregate of approximately $4.0 million for the private units and private warrants and that such private units and private warrants will expire and be worthless if an initial business combination is not consummated within the required time period.

The personal and financial interests of Tuscan’s directors and officers may have influenced their motivation in identifying and selecting Surf Air, completing a Business Combination with Surf Air may influence their operation of Tuscan following the Business Combination. This risk may become more acute as the deadline of December 31, 2022 for completing an initial business combination nears.

The sponsor, which is affiliated with Tuscan’s directors and officers, is liable under certain circumstances to ensure that proceeds of the trust account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced the decision of the Tuscan Board to approve the Business Combination with Surf Air.

If the Business Combination with Surf Air or another initial business combination is not consummated by Tuscan within the required time period, the sponsor, which is affiliated with Tuscan’s directors and officers, will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tuscan for services rendered or contracted for or products sold to Tuscan. If Tuscan consummates the Business Combination with Surf Air or another initial business combination, on the other hand, Tuscan will be liable for all such claims and the sponsor will have no liability. See the section entitled “Other Information Related to Tuscan — Introduction — Liquidation if No Business Combination” for further information.

These obligations of the sponsor may have influenced the Tuscan Board’s decision to approve the Business Combination with Surf Air and to continue to pursue such Business Combination. In considering the recommendations of the Tuscan Board to vote for the Business Combination Proposal and the other proposals, Tuscan’s stockholders should consider these interests.

The exercise of Tuscan’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Tuscan’s stockholders.

In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require Tuscan to agree to amend the Merger Agreement, to consent to certain actions taken by Surf Air or to waive rights to which Tuscan is entitled under the Merger Agreement. Such events could arise because of changes in the course of Surf Air’s business, a request by Surf Air to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Surf Air’s business and would entitle Tuscan to terminate the Merger Agreement. In any of such circumstances, it would be at Tuscan’s discretion, acting through its Board, to grant its consent or waive those rights.

The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is best for Tuscan and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Tuscan does not believe there will be any material changes or waivers that Tuscan’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. Tuscan will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

The sponsor and Tuscan’s directors and officers have each agreed to vote in favor of the Business Combination described in this proxy statement/prospectus, regardless of how the public stockholders vote, and beneficially own a sufficient number of shares of Tuscan Common Stock to control the outcome of such vote.

Unlike some blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the holders of public stock in connection with an initial business combination, the sponsor and Tuscan’s directors and officers have each agreed to vote any shares of Tuscan’s Common Stock owned by them in favor of the Business Combination Proposal. The sponsor, which is an affiliate of Tuscan’s directors and officers, beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. Accordingly, the Business Combination Proposal and the other proposals being presented at the special meeting may be approved, and the director nominees identified in this proxy statement/prospectus may be elected, even if all the holders of the public shares vote against such proposals and against the election of such director nominees.

Tuscan Stockholders will experience dilution as a consequence of the issuance of SAM Common Stock as consideration in the Business Combination and may experience dilution from several additional sources in connection with and after the Business Combination. Having a minority share position may reduce the influence that Tuscan Stockholders have on the management of SAM.

The issuance of SAM Common Stock to the security holders of Surf Air and Southern in the Business Combination will dilute the equity interests of Tuscan Stockholders and may adversely affect prevailing market prices for the SAM Common Stock and SAM Warrants. Tuscan Stockholders who do not redeem their public shares may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination, including in each of the following instances:

•        82,545,330 shares of SAM Common Stock are anticipated to be issued to securityholders of Surf Air and Southern as consideration in the Business Combination, valued at $10.00 per share. This represents approximately 84.4% of the number of shares of SAM Common Stock that will be outstanding following the consummation of the Business Combination (assuming no additional Tuscan Stockholders exercise redemption rights with respect to their public shares, referred to herein as the “no redemption scenario”) or 86.8% of the number of shares of SAM Common Stock that will be outstanding following the consummation of the Business Combination (assuming that public stockholders holding 100% public shares will exercise their redemption rights, referred to herein as the “maximum redemption scenario”).

•        2,618,101 shares of SAM Common Stock are anticipated to be issued to the Tuscan Public Stockholders. This represents approximately 2.7% of the outstanding shares of SAM Common Stock following the consummation of the Business Combination, assuming the no redemption scenario, and no outstanding shares assuming the maximum redemption scenario.

•        3,217,188 shares of SAM Common Stock are anticipated to be issued to the sponsor. This represents approximately 3.3% of the outstanding shares of SAM Common Stock following the consummation of the Business Combination, assuming the no redemption scenario, and 3.4%, assuming the maximum redemption scenario.

•        226,562 shares of SAM Common Stock are anticipated to be issued to EarlyBirdCapital. This represents approximately 0.2% of the outstanding shares of SAM Common Stock following the consummation of the Business Combination, assuming the no redemption scenario, and 0.2%, assuming the maximum redemption scenario.

•        7,562,529 shares of SAM Common Stock are anticipated to be issued to the holders of the SAFEs. This represents approximately 7.7% of the outstanding shares of SAM Common Stock following the consummation of the Business Combination, assuming the no redemption scenario, and 7.9%, assuming the maximum redemption scenario.

•        757,500 shares of SAM Common Stock are anticipated to be issued to the advisors to Surf Air on the transaction. This represents approximately 0.8% of the outstanding shares of SAM Common Stock following the consummation of the Business Combination, assuming the no redemption scenario, and 0.8%, assuming the maximum redemption scenario.

•        828,755 shares of SAM Common Stock are anticipated to be issued to GEM in connection with the Share Subscription Facility. This represents approximately 0.8% of the outstanding shares of SAM Common Stock following the consummation of the Business Combination, assuming the no redemption scenario, and 0.9%, assuming the maximum redemption scenario.

•        Up to 38,000,000 shares of SAM Common Stock may be issuable to the security holders of Surf Air and Southern as earnout consideration in the Business Combination. SAM, Tuscan and Surf Air are unable to predict whether or to what extent the Earnout Shares will be issued.

•        [    ]% of the number of outstanding shares of SAM Common Stock as of immediately following the Business Combination will be reserved for issuance pursuant to the 2022 Plan.

•        [    ]% of the number of outstanding shares of SAM Common Stock as of immediately following the Business Combination will be reserved for issuance pursuant to the ESPP.

In addition, SAM may issue shares of SAM Common Stock under the Share Subscription Facility. Because the purchase price per share for the shares of SAM Common Stock that may be sold under the Share Purchase Agreement, if any, will fluctuate based on the market prices of the SAM Common Stock at the time SAM elects to sell such shares, it is not possible for SAM, Tuscan or the Company to predict, as of the date of this proxy statement/prospectus and prior to any such sales, the number of shares of SAM Common Stock that SAM will sell in the Share Subscription Facility, the purchase price per share for such shares, or the aggregate gross proceeds that SAM will receive from such purchases. However, the sale of such shares may substantially dilute the ownership of SAM’s other stockholders.

Furthermore, SAM may determine, subject to the receipt of any stockholder or stock exchange approvals that may be required, to issue additional shares of SAM Common Stock or other equity securities of equal or senior rank in connection with public or private transactions following the consummation of the Business Combination.

The issuance of additional shares of SAM Common Stock (or other equity securities of equal or senior rank), including through any of the foregoing, could have the following effects for holders of public shares who elect not to redeem their shares:

•        your proportionate ownership interest in SAM will decrease;

•        the relative voting strength of each previously outstanding share of SAM Common Stock will be diminished; and/or

•        the market price of SAM Common Stock and the SAM Warrants may decline.

For more information, please see the section entitled “Comparative Per Share Data” and “Proposal No. 1: The Business Combination Proposal — Pro Forma Ownership of SAM Upon Closing.”

If Tuscan is unable to complete the Business Combination with Surf Air or another initial business combination by December 31, 2022 (or such later date as may be approved by Tuscan’s stockholders), Tuscan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Tuscan Board, dissolving and liquidating. In such event, third parties may bring claims against Tuscan and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Under the terms of Tuscan’s Existing Charter, Tuscan must complete the Business Combination with Surf Air or another initial business combination by December 31, 2022. If Tuscan is unable to consummate a business combination by such date and stockholders do not approve another amendment to its Existing Charter to extend such date, Tuscan must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Tuscan Board, dissolving and liquidating. In such event, third parties may bring claims against Tuscan. Although Tuscan has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court would uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of Tuscan’s public stockholders. If Tuscan is unable to complete a business combination within the required time period, the sponsor has agreed that it will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tuscan for services rendered or contracted for or products sold to Tuscan. However, the sponsor may not be able to meet such obligation as its only assets are securities of Tuscan. Therefore, the per-share distribution from the trust account in such a situation may be reduced due to such claims.

Additionally, if Tuscan is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Tuscan otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders.

Tuscan’s stockholders may be held liable for claims by third parties against Tuscan to the extent of distributions received by them.

If Tuscan is unable to complete the Business Combination with Surf Air or another initial business combination within the required time period, Tuscan will be obligated under Delaware law to provide for claims of creditors. Tuscan cannot assure you that it will properly assess all claims that may potentially be brought against Tuscan. As such, Tuscan’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Tuscan cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by Tuscan.

If Tuscan is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor, creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Tuscan’s stockholders. Furthermore, because Tuscan intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Tuscan Board directors may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, thereby exposing itself and Surf Air to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Tuscan cannot assure you that claims will not be brought against it for these reasons.

If it is determined that Tuscan should have registered as an investment company, it could impact its ability to consummate the Business Combination with Surf Air.

Tuscan completed its initial public offering in July 2019 and has operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (in excess of 36 months). As indicated above, on March 30, 2022, the SEC issued proposed rules relating to, among other matters, the extent to which special purpose acquisition companies like Tuscan could become subject to regulation under the Investment Company Act. The SEC’s proposed rules would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a company’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require the company to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the company’s registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. The SEC has indicated that it believes that there are serious questions concerning the applicability of the Investment Company Act to special purpose acquisition companies, including a company like Tuscan, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule. As a result, it is possible that a claim could be made that Tuscan has been operating as an unregistered investment company. It is also possible that the investment of funds from the initial public offering during Tuscan’s life as a blank check company, and the earning and use of interest from such investment could increase the likelihood of Tuscan being found to have been operating as an unregistered investment company more than if Tuscan sought to potentially mitigate this risk by holding such funds as cash. If Tuscan was deemed to be an investment company for purposes of the Investment Company Act and found to have been operating as an unregistered investment company, it could cause Tuscan to liquidate. If Tuscan was forced to liquidate, its investors would not be able to participate in any benefits of owning stock in an operating business, including the potential appreciation of its stock following such a transaction and Tuscan’s warrants would expire worthless.

Tuscan may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Tuscan’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting Closing of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may have a material adverse effect Tuscan’s and Surf Air’s respective businesses, financial condition and results of operations.

Activities taken by existing Tuscan stockholders to increase the likelihood of approval of the Business Combination Proposal and the other proposals could have a depressive effect on Tuscan’s shares.

At any time during a period when they are not then aware of any material nonpublic information regarding Tuscan or its securities, the sponsor, Tuscan’s directors, officers and stockholders from prior to Tuscan’s initial public offering, Surf Air or its stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to redeem, or indicate an intention to redeem, their public shares for a pro rata portion of the trust account, or they may execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Tuscan Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. For example, the Merger Agreement contemplates that the At-Risk Sponsor Shares may be transferred or distributed to holders of public shares in connection with the entry into non-redemption arrangements with such holders. See “Proposal No. 1: The Business Combination Proposal” below. The purpose of such share purchases and other transactions would be to reduce the number of public shares as to which redemption rights are exercised. Entering into any such arrangements may have a depressive effect on SAM Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting.

Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, SAM may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which could have a significant negative effect on SAM’s financial condition, results of operations and SAM’s stock price, which could cause you to lose some or all of your investment.

Going public through a merger rather than an underwritten offering, as SAM is seeking to do through the Business Combination, presents risks to unaffiliated investors. Because SAM will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of SAM Common Stock, and, accordingly, SAM’s stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, our management and our respective affiliates, review of the offering documents and independent analysis of SAM’s business plan and forecasts and any underlying financial assumptions. Because there is no independent third-party underwriter selling the shares of SAM Common Stock,

Tuscan’s stockholders must rely on the due diligence investigation performed by Tuscan and information included in this proxy statement/prospectus. Although Tuscan performed a due diligence review and investigation of Surf Air in connection with the Business Combination that it believed to be reasonable, the lack of an independent due diligence review and investigation increases the risk of investment in SAM because Tuscan’s due diligence investigation may not have uncovered facts that would be important to a potential investor. As a result of these factors, Tuscan may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in reporting losses. Even if Tuscan’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Tuscan’s preliminary risk analysis.

In addition, because SAM will not become a public reporting company by means of at traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of SAM. Investment banks may also be less likely to agree to underwrite follow-on or secondary offerings on behalf of SAM than they might if SAM became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with SAM as a result of not having performed similar work during the initial public offering process or because of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for SAM Common Stock could have a material adverse effect on SAM’s ability to develop a liquid market for SAM Common Stock.

If the net proceeds of Tuscan’s initial public offering not being held in the trust account are insufficient to allow Tuscan to operate through to December 31, 2022 and Tuscan is unable to obtain additional capital, Tuscan may be unable to complete its initial business combination, in which case Tuscan’s public shareholders may only receive $10.00 per share, and its warrants will expire worthless.

As of June 30, 2022, Tuscan had cash of $61,865 held outside the trust account, which is available for use by its directors to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of June 30, 2022, Tuscan had total current liabilities of $3,113,709.

The funds available to Tuscan outside of the trust account may not be sufficient to allow Tuscan to operate until December 31, 2022, assuming that the Business Combination is not completed during that time. Of the funds available to Tuscan, Tuscan could use a portion of the funds available to it to pay fees to consultants, to pay filing fees and to pay other expenses of completing the Business Combination with Surf Air.

If Tuscan is required to seek additional capital, it would need to borrow funds from the sponsor, members of the Tuscan management team or other third parties to operate or may be forced to liquidate. Neither the members of Tuscan’s management team nor any of their affiliates are under any further obligation to advance funds to Tuscan in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of the Business Combination. If Tuscan is unable to obtain additional financing, Tuscan may be unable to complete its initial business combination. If Tuscan is unable to complete its initial business combination because it does not have sufficient funds available to it, Tuscan will be forced to cease operations and liquidate the trust account. Consequently, Tuscan’s public stockholders may only receive a pro rata share of the funds held in the trust account on our redemption of the public shares and the public warrants will expire worthless.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Tuscan Board will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Tuscan Board is seeking approval to adjourn the special meeting to a later date or dates if it is determined by the officer presiding over the special meeting that more time is necessary for Tuscan to consummate the Business Combination, including the Mergers. The presiding officer may present the Adjournment Proposal if, at the special meeting, Tuscan is unable to consummate the Business Combination for any reason. If the Adjournment Proposal is not approved, the Tuscan Board will not have the ability to adjourn the special meeting to a later date and, therefore, the Business Combination would not be completed. However, in addition to an adjournment of the special meeting upon approval of an Adjournment Proposal, the Tuscan Board is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order.

SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING OF TUSCAN STOCKHOLDERS

General

Tuscan is furnishing this proxy statement/prospectus to Tuscan’s stockholders as part of the solicitation of proxies by the Tuscan Board for use at the special meeting in lieu of an annual meeting of Tuscan’s stockholders. This proxy statement/prospectus provides Tuscan’s stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at [        ] Eastern Time, on [        ], 2022, solely over the internet by means of a live audio webcast, which may be accessed at https://www.cstproxy.com/tuscanholdingscorpii/sm2022. Stockholders participating in the special meeting will be able to listen only and will not be able to speak during the special meeting webcast. However, in order to maintain the interactive nature of the special meeting, virtual attendees will be able to:

•        vote via the meeting web portal during the special meeting webcast; and

•        submit questions or comments to Tuscan’s directors and officers during the special meeting via the special meeting web portal.

Any Tuscan stockholder wishing to attend the special meeting must register in advance. To register for and attend the virtual special meeting, please follow these instructions as applicable to the nature of your ownership of Tuscan Common Stock:

•        Shares Held of Record.    If you are a record holder, and you wish to attend the virtual special meeting, go to https://www.cstproxy.com/tuscanholdingscorpii/sm2022, enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the special meeting, you will need to log back into the meeting site using your control number. You must register before the meeting starts.

•        Shares Held in Street Name.    If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you who wish to attend the special meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the special meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the special meeting. “Street” name holders should contact Continental Stock Transfer & Trust Company on or before [            ], 2022.

Stockholders will also have the option to listen to the special meeting by telephone by calling:

•        Within the United States and Canada: [            ] (toll-free)

•        Outside of the United States and Canada: [            ] (standard rates apply)

The passcode for telephone access: [            ]#. You will not be able to vote or submit questions unless you register for and log in to the special meeting webcast as described above.

Purpose of the Tuscan Special Meeting

At the special meeting, Tuscan is asking holders of Tuscan Common Stock to:

•        consider and vote upon a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including (i) the First Merger of Merger Sub I with and into Tuscan, with Tuscan surviving as a wholly-owned subsidiary of SAM, and (ii) simultaneously with the First Merger, the Second Merger of Merger Sub II with and into the Company, with the Company surviving as a wholly-owned subsidiary of SAM. The Merger Agreement also contemplates the Southern Acquisition, a related business combination transaction, governed by a separate agreement, pursuant to which at the Closing a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM (the Business Combination Proposal);

•        consider and vote upon a proposal to adopt the Amended and Restated Certificate of Incorporation (the Charter Amendments Proposal);

•        elect seven (7) directors who will serve as directors of SAM until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal (the Director Election Proposal);

•        consider and vote upon a proposal to approve, as required by the rules of the Nasdaq Stock Market, the issuance by SAM, as the successor to Tuscan, of shares of SAM Common Stock in connection with the Business Combination and related transactions, in an amount equivalent to greater than 20% of the number of shares of the Tuscan Common Stock outstanding before the execution of the Merger Agreement and which may result in a Change of Control of SAM, as the successor to Tuscan (the Nasdaq Proposal);

•        consider and vote upon a proposal to approve the 2022 Plan and which is an incentive compensation plan for employees and other service providers of SAM and its subsidiaries (the Incentive Plan Proposal);

•        consider and vote upon a proposal to approve the ESPP and which provides for employees of SAM and its subsidiaries, to purchase shares of SAM Common Stock (the ESPP Proposal); and

•        consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Tuscan that additional time is necessary to complete the Business Combination for any reason (the Adjournment Proposal).

Recommendation of the Tuscan Board

The Tuscan Board has determined that the Business Combination is fair to and in the best interests of Tuscan and its stockholders and has approved the Business Combination. The Tuscan Board recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendments Proposal, “FOR” the election of the director nominees identified in this proxy statement/prospectus, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal, if presented at the special meeting.

Record Date; Persons Entitled to Vote

Tuscan has fixed the close of business on [            ], 2022 as the “record date” for determining Tuscan stockholders entitled to notice of, and to attend and vote at, the special meeting. As of the close of business on the record date, there were [            ] shares of Tuscan Common Stock outstanding and entitled to vote. Each share of Tuscan Common Stock is entitled to one vote at the special meeting.

The sponsor, which is an affiliate of Tuscan’s directors and officers, beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus. Accordingly, the Business Combination Proposal and the other proposals being presented at the special meeting may be approved, and the director nominees identified in this proxy statement/prospectus may be elected, even if all the holders of the public shares vote against such proposals and against the election of such director nominees.

Quorum and Vote of Tuscan Stockholders

A quorum of Tuscan stockholders is necessary to hold a valid meeting. A quorum will be present at the Tuscan special meeting if a majority of the outstanding shares entitled to vote at the special meeting are represented by attendance through the meeting web portal or by proxy. Shares subject to abstentions will count as present for the purposes of establishing a quorum. Shares that are subject to broker non-votes will count as present for the purposes of establishing a quorum, unless the shares are not entitled to be voted on any matter.

The proposals presented at the special meeting will require the following votes:

•        The Business Combination Proposal.    The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock present and entitled to vote at the special meeting.

•        The Charter Amendments Proposal.    The approval of the Charter Amendments Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock on the record date.

•        The Director Election Proposal.    The election of directors requires a plurality of the votes cast at the special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, if a director nominee receives at least one vote “FOR,” the director nominee will be elected as a director.

•        The Nasdaq Proposal.    The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

•        The Incentive Plan Proposal.    The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

•        The ESPP Proposal.    The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

•        The Adjournment Proposal.    The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock represented and entitled to vote at the special meeting.

The Business Combination Proposal, the Charter Amendments Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are considered non-routine proposals, and, accordingly, brokers are not entitled to vote on these proposals absent voting instructions from the beneficial holder. Because there are no routine proposals on which brokers may vote absent such instructions, Tuscan anticipates that brokers who do not receive such instructions will refrain from voting entirely and accordingly there will not be any broker non-votes on the proposals at the special meeting.

Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Because shares subject to abstentions are outstanding shares, abstentions will have the same effect as a vote “against” the Charter Amendments Proposal. Because shares subject to abstentions are not cast for any nominee, abstentions will have no effect on the Director Election Proposal.

Broker non-votes, if any, will have the same effect as a vote “against” the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on these proposals. Because shares subject to broker non-votes are outstanding shares, broker non-votes, if any, will have the same effect as a vote “against” the Charter Amendments Proposal. Because shares subject to broker non-votes are not cast for any nominee, broker non-votes, if any, will have no effect on the Director Election Proposal.

Voting Your Shares

Each share of Tuscan Common Stock that you own in your name entitles you to one vote. If you are a stockholder of record, your proxy card shows the number of shares of Tuscan Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you are a stockholder of record, there are two ways to vote your shares of Tuscan Common Stock at the special meeting:

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Tuscan Board “FOR” the Business Combination Proposal, the Charter Amendments Proposal, the election of the director nominees identified in the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP proposal, and the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the special meeting will not be counted.

•        You Can Attend the Virtual Special Meeting and Vote Online.    Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting. You may vote by attending the special meeting as described above and submitting a ballot via the special meeting web portal.

If you hold your shares in “street name” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares by returning a completed, signed and dated voter instruction card. If you wish to attend the virtual special meeting and vote through the meeting web portal during the special meeting webcast, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Tuscan can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a stockholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Tuscan’s transfer agent in writing before the special meeting that you have revoked your proxy; or

•        you may attend the virtual special meeting and submit a ballot through the special meeting web portal during the special meeting webcast, as indicated above.

If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Tuscan Common Stock, you may call Advantage Proxy, Inc., Tuscan’s proxy solicitor, at (877) 870-8565.

Redemption Rights

Any holder of public shares may seek to redeem their shares for cash in connection with the Business Combination. Holders of public shares are not required to vote on the Business Combination Proposal or be holders of public shares on the record date in order to exercise redemption rights with respect to such public shares. Any stockholder holding public shares may exercise redemption rights which will result in them receiving a full pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the trust account and not previously released to Tuscan, net of interest that may be used by Tuscan to pay its tax obligations, which, for illustrative purposes, was $[            ] per share as of [            ], 2022, the record date. If a holder seeks redemption of their shares as described in this section and the Business Combination is consummated, Tuscan will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

At the time of Tuscan’s initial public offering, as a condition to its purchase of founder shares, the sponsor waived its redemption rights in connection with the completion of Tuscan’s initial business combination. Tuscan’s directors and officers also waived their redemption rights with respect to any shares of Tuscan Common Stock owned by them, directly or indirectly, in insider letters they entered into at the time of the initial public offering.

Tuscan stockholders who seek to have their public shares redeemed must deliver their shares, either physically or electronically using The DWAC System, to Tuscan’s transfer agent no later than two business days prior to the special meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Any request to have such shares redeemed, once made, may be withdrawn at any time prior to the special meeting, or with Tuscan’s consent prior to the Closing of the Business Combination. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Tuscan’s public stockholders who elected to exercise their redemption rights will not be entitled to have their shares redeemed. In such case, Tuscan will promptly return any shares delivered by public stockholders.

The closing price of the Tuscan Common Stock on [            ], 2022, the record date, was $[            ]. The cash held in the trust account on such date (net of taxes payable) was approximately $[            ] ($[            ] per public share). Prior to exercising redemption rights, Tuscan stockholders should verify the market price of the Tuscan Common Stock as they may receive higher proceeds from the sale of their Tuscan Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Tuscan cannot assure its stockholders that they will be able to sell their Tuscan Common Stock in the after-market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Tuscan Common Stock for cash and will no longer own those shares.

Dissenters’ Rights

Neither holders of Tuscan Common Stock nor holders of Tuscan Warrants have appraisal rights in connection with the Business Combination under Delaware law.

Proxy Solicitation Costs

Tuscan is soliciting proxies on behalf of the Tuscan Board. This solicitation is being made by mail but also may be made by telephone or in person. Tuscan and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Tuscan will bear the cost of the solicitation.

Tuscan has hired Advantage Proxy Inc. to assist in the proxy solicitation process. Tuscan will pay that firm a fee of $5,500 plus disbursements.

Tuscan will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Tuscan will reimburse them for their reasonable expenses.

Tuscan’s Sponsor and Directors and Officers

The sponsor beneficially owns and is entitled to vote an aggregate of 4,312,500 founder shares. The sponsor also beneficially owns an aggregate of 198,438 private units, each of which is comprised of one share of Tuscan Common Stock and one-half of a Tuscan Warrant, purchased by the sponsor in a private placement simultaneously with the consummation of Tuscan’s initial public offering. The sponsor is entitled to vote the 198,438 shares of Tuscan Common Stock underlying the private units. The sponsor also beneficially owns an aggregate of 1,984,372 private warrants, purchased by the sponsor in a private placement simultaneously with the consummation of Tuscan’s initial public offering. Subject to the vesting and forfeiture provisions in the Sponsor Letter Agreement, as described below, the securities of Tuscan held by the sponsor will be converted into securities of SAM at the First Effective Time.

The founder shares and the shares of Tuscan Common Stock underlying the private units currently constitute approximately 61.3% of the outstanding Tuscan Common Stock. Under the Sponsor Letter Agreement, the sponsor has agreed to vote its shares in favor of the Business Combination Proposal and indicated its intention to vote its shares in favor of the other proposals being presented at the meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus.

The Sponsor Letter Agreement further provides for certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of SAM Common Stock issuable in the First Merger in respect of the Tuscan founder shares, as follows: (i) the Immediately Vested Founder Shares (2,156,250 shares) shall be immediately vested from and after the First Effective Time; (ii) up to 862,500 founder shares shall become vested and no longer subject to forfeiture, upon the satisfaction of the earnout conditions under the Merger Agreement (other than the Commercial and Strategic Arrangement Condition) as described elsewhere in this proxy statement/prospectus; and (iii) the At-Risk Sponsor Shares (1,293,750 shares) will be transferred or distributed in connection with any non-redemption or financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM.

Concurrently with the execution of the Merger Agreement, the sponsor entered into the Lock-Up Agreement with SAM, pursuant to which (i) 95% of the Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder shares will not be transferable until the date that is the one-year anniversary of the Closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

At the Closing, SAM will enter into the Registration Rights Agreement with the sponsor, EarlyBirdCapital and certain members of the Company, which requires SAM to file a shelf registration statement covering the resale by such stockholders of certain shares of SAM Common Stock and SAM Warrants issued under the Merger Agreement and grants such stockholders certain customary demand and piggyback registration rights.

At any time during a period when they are not in possession of any material nonpublic information regarding Tuscan or its securities, the sponsor, Tuscan’s directors and officers, Surf Air or Surf Air’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to redeem, or indicate an intention to redeem, their public shares for a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Tuscan Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to reduce the number of holders seeking redemption of their public shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Tuscan initial stockholders for nominal value. For example, the Merger Agreement contemplates that the At-Risk Sponsor Shares may be transferred or distributed to holders of public shares in connection with the entry into non-redemption arrangements with such holders. See “Proposal No. 1: The Business Combination Proposal” below.

Entering into any such arrangements may have a depressive effect on SAM Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting. If such transactions are effected, the consequence would be to reduce the number of public shares as to which redemption rights are exercised.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. Tuscan will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1: THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Structure of the Mergers

The Merger Agreement provides for, among other things, (i) the First Merger of Merger Sub I with and into Tuscan, with Tuscan surviving as a wholly-owned subsidiary of SAM and (ii) simultaneously with the First Merger, the Second Merger of Merger Sub II with and into Surf Air, with Surf Air surviving as a wholly-owned subsidiary of SAM. The Merger Agreement also contemplates the Southern Acquisition, a related business combination transaction, governed by a separate agreement, pursuant to which at the Closing a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM.

Headquarters; Trading Symbols

After completion of the transactions contemplated by the Merger Agreement:

•        the corporate headquarters and principal executive offices of SAM will be located at 12111 S. Crenshaw Blvd., Hawthorne, CA 90250; and

•        the SAM Common Stock and SAM Warrants are expected to be traded on Nasdaq under the symbols “SRFM” and “SRFMW”, respectively.

Consideration to the Tuscan Securityholders

At the Closing of the Business Combination, the security holders of Tuscan will receive a like number of securities of SAM with like terms. Accordingly, at the First Effective Time, each share of Tuscan Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares to be redeemed as described elsewhere in this proxy statement/prospectus) will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of SAM Common Stock.

Each Tuscan Warrant issued and outstanding immediately prior to the First Effective Time will be converted into a SAM Warrant on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Effective Time under the terms of the Warrant Agreement. In accordance with the terms of the Warrant Agreement, at the First Effective Time, the Tuscan Warrants will cease to represent the right to acquire one share of Tuscan Common Stock and will represent, in lieu thereof, the right to acquire one share of SAM Common Stock, on substantially the same terms as were in effect immediately prior to the First Effective Time under the terms of the Warrant Agreement. The Warrant Agreement will be amended as of immediately prior the Effective Time to the extent necessary to give effect to the foregoing, including by adding SAM as a party thereto, with the effect that Tuscan Warrants outstanding immediately prior to the First Effective Time will be converted into SAM Warrants.

Tuscan expects that each of the Tuscan Units, consisting of one share of Tuscan Common Stock and one-half of one Tuscan Warrant, will be separated into its constituent securities immediately prior to the First Effective Time.

Consideration to Company and Southern Securityholders

The aggregate Company Closing Share Consideration payable to the security holders of the Company and Southern at the Closing of the Business Combination is a number of shares of SAM Common Stock equal to (i) $850 million, less (A) the amount of indebtedness of the Company and its subsidiaries (including any simple agreements for future equity of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15 million, plus (B) if the Commercial and Strategic Arrangement Condition (as defined in the Merger Agreement and described elsewhere in this proxy statement/prospectus) is satisfied as of or prior to the Closing, $100 million, divided by (ii) $10.00.

At the Second Effective Time, each Company Ordinary Share issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled and shares as to which the holders have exercised their statutory dissenter’s rights) shall be canceled and converted into the right to receive the Company Closing Per Share Consideration. The Company

Closing Per Share Consideration is a number of shares of SAM Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of SAM Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Company Ordinary Shares immediately prior to the Second Effective Time on a fully-diluted basis, including the Company Warrant Shares and the Company Note Shares, and including the Ordinary Shares issuable upon conversion of Company Preferred Shares. The fully-diluted Company Ordinary Shares outstanding excludes (a) shares reserved under the Company’s equity plans but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) any equity interest of any of the parties issuable in connection with SAFEs and such other financings effected by the Company, SAM or any of their respective subsidiaries after the execution of the Merger Agreement but prior to or concurrent with the Closing. Based on the assumptions used to prepare the pro forma combined financial information set forth elsewhere in this proxy statement/prospectus, the Company Closing Per Share Consideration would be 0.10 shares of SAM Common Stock. The actual Company Closing Per Share Consideration may be more or less than this amount.

At the Second Effective Time, each issued and outstanding Company Warrant that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Warrant Share. Each Company Convertible Note that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Note Share. Each Company Option issued under the Company Plan, whether vested or unvested, that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Option, and the exercise price will be correspondingly adjusted. Each outstanding award of Company RSUs that is then outstanding and unvested shall be fully vested, and shall be automatically converted into the Company Closing Per Share Consideration for each Ordinary Share underlying the Company RSU.

If any Company Ordinary Shares are, immediately prior to the Second Effective Time, subject to vesting conditions that are not accelerated at the Second Effective Time, then the shares of SAM Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

The Southern security holders are entitled to 12.5% of the aggregate deal consideration in the business combination, including 12.5% of any earnout that is achieved.

Additionally, following the Closing of the Mergers and the Southern Acquisition, the security holders of the Company, pursuant to the Merger Agreement, and Southern, pursuant to the Southern Acquisition, will have the contingent right to receive, as additional consideration, up to an aggregate of 28,000,000 Earnout Shares, or 38,000,000 Earnout Shares if the Commercial and Strategic Condition is not satisfied prior to the Closing of the Merger, upon the satisfaction of certain earnout conditions. The security holders of the Company shall have the right to receive 87.5% of the Earnout Shares pursuant to the Merger Agreement, and the security holders of Southern shall have the right to receive the remaining 12.5% of the Earnout Shares pursuant to the Southern Acquisition Agreement. Under the earnout provisions of the Merger Agreement, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time: (i) 6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for SAM filed with the SEC, SAM’s total audited revenue is at least $200 million or the volume-weighted average price of the SAM Common Stock is at least $12.00 for 20 out of 30 trading days after the six-month anniversary of the Closing and prior to the five-year anniversary of the Closing; (ii) 6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 for SAM filed with the SEC, SAM’s total audited revenue is at least $425 million or the volume-weighted average price of the SAM Common Stock is at least $14.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the Closing; (iii) 6,125,000 Earnout Shares, if, on or prior to December 31, 2025, SAM or any of its subsidiaries receives certification from the FAA for a hybrid-electric propulsion system for the Cessna Model 208B Grand Caravan EX aircraft or the volume-weighted average price of the SAM Common Stock is at least $16.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the Closing; and (iv) 6,125,000 Earnout Shares, if, on or prior to the five-year anniversary of the Closing, SAM or any of its subsidiaries receives certification from the FAA for a fully-electric propulsion system for the Cessna Model 208B Grand Caravan EX or the volume-weighted average price of the SAM Common Stock is at least $18.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the Closing. In addition, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time 8,750,000 shares of SAM Common Stock, if the Commercial and Strategic Arrangement Condition is not satisfied prior to the Closing, but is satisfied after the Closing and prior to December 31, 2022. Pursuant to the Southern Acquisition, the remaining 4,750,000 shares of SAM Common Stock comprising the earnout consideration likewise are issuable to the stockholders of Southern upon satisfaction of the earnout conditions described above.

Further, in the event of any Change of Control (as defined in the Merger Agreement) after the Closing and before the date that is five years after the Closing, if the implied pre-transaction valuation of SAM in the Change of Control transaction is at least $850 million, all the earnout consideration will be deemed to have been earned as of the closing of such transaction.

For avoidance of doubt, the SAM Common Stock price targets set forth above and the number of shares of SAM Common Stock issuable pursuant thereto shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the SAM Common Stock occurring on or after the Closing (other than the transactions contemplated by the Merger Agreement).

Pro Forma Ownership of SAM Upon Closing

It is anticipated that, assuming (i) no redemptions by Tuscan Stockholders; (ii) the Company’s indebtedness does not exceed $15 million; (iii) the Company Options are not exercised and the Company Warrants are exercised prior to Closing; (iv) the Commercial and Strategic Transaction Condition is not satisfied prior to the Closing such that the corresponding Earnout Shares are not issued; and (v) the parties do not enter into any non-redemption or financing arrangements and the At-Risk Sponsor Shares are forfeited, immediately after the Closing of the Business Combination, the former securityholders of Surf Air and Southern will hold approximately 84.4% of the issued and outstanding shares of SAM Common Stock, the current public stockholders of Tuscan will hold approximately 2.7% of the issued and outstanding shares of SAM Common Stock, the sponsor will hold approximately 3.3% of the issued and outstanding shares of SAM Common Stock, EarlyBirdCapital will hold approximately 0.2% of the issued and outstanding shares of SAM Common Stock, the holders of the SAFEs will hold approximately 7.7% of the issued and outstanding shares of SAM Common Stock, certain advisors to Surf Air will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock and GEM will hold approximately 0.8% of the issued and outstanding shares of SAM Common Stock. These levels of ownership include the impact of the redemption of 14,631,899 share of Tuscan Common Stock in connection with the extensions by Tuscan of the time to complete an initial business combination. See the section entitled “Proposal No. 1: The Business Combination Proposal — Structure of the Mergers” and “Proposal No. 1: The Business Combination Proposal — Pro Forma Ownership of SAM Upon Closing.”

The following table illustrates relative ownership levels of the outstanding SAM Common Stock, assuming consummation of the Business Combination and (a) no redemptions by Tuscan Public Stockholders, (b) an interim level of redemptions of 50% by Tuscan Public Stockholders and (c) the maximum redemptions by Tuscan Public Stockholders. The following table excludes the effect of the exercise of the Tuscan Warrants and Company Options to be assumed by SAM in the Business Combination, as well as the effect of the issuance of the Earnout Shares.

	Assuming No Redemptions (Shares)%		Assuming Interim (50%) Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Surf Air and Southern Stockholders	82,545,330	84.4%	82,545,330	85.6%	82,545,330	86.8%
Tuscan Public Stockholders	2,618,101	2.7%	1,309,051	1.4%	—	—
Tuscan Sponsor(1)(2)	3,217,188	3.3%	3,217,188	3.3%	3,217,188	3.4%
Representative Shares	226,562	0.2%	226,562	0.2%	226,562	0.2%
SAFE Investors(3)	7,562,529	7.7%	7,562,529	7.8%	7,562,529	7.9%
Surf Air Advisors(4)	757,500	0.8%	757,500	0.8%	757,500	0.8%
Share Subscription Facility(5)	828,755	0.8%	828,755	0.9%	828,755	0.9%
Pro Forma SAM Common Stock	97,755,965	100.0%	96,446,915	100.0%	95,137,864	100.0%

____________

(1)      Includes 862,500 shares of SAM Common Stock (representing 20% of the founder shares) that are unvested and subject to forfeiture if the contingencies for the sponsor to earn such shares are not met pursuant to the terms of the Sponsor Letter Agreement.

(2)      Assumes 1,293,750 shares of SAM Common Stock (representing the At-Risk Sponsor Shares) are forfeited pursuant to the terms of the Sponsor Letter Agreement.

(3)      Represents the number of shares to be issued pursuant to the $49,156,438 of SAFEs at a share price of $6.50.

(4)      Represents the maximum number of shares issuable to certain advisors to Surf Air on the Transaction pursuant to the terms of their engagement.

(5)      Reflects shares purchasable by GEM on Closing equal to 0.75% of the total number of common shares outstanding, including shares of SAM Common Stock issuable upon the exercise of the Company Options and the Tuscan Warrants.

The following table shows the further dilution that may take place assuming (i) the Tuscan Warrants and Company Options are exercised and (ii) the Earnout Shares are issued and assuming (a) no redemptions by Tuscan Public Stockholders, (b) an interim level of redemptions of 50% by Tuscan Public Stockholders and (c) the maximum redemptions by Tuscan Public Stockholders:

	Assuming No Redemptions (Shares)%		Assuming Interim (50%) Redemption (Shares)%		Assuming Maximum Redemptions (Shares)%
Surf Air and Southern Stockholders(1)	123,000,000	82.4%	123,000,000	83.1%	123,000,000	83.8%
Tuscan Public Stockholders	2,618,101	1.8%	1,309,051	0.9%	—	—
Tuscan Public Warrants	8,625,000	5.8%	8,625,000	5.8%	8,625,000	5.9%
Tuscan Sponsor	3,217,188	2.2%	3,217,188	2.2%	3,217,188	2.2%
Tuscan Sponsor Private Warrants	2,083,591	1.4%	2,083,591	1.4%	2,083,591	1.4%
Representative Shares	226,562	0.2%	226,562	0.2%	226,562	0.2%
Representative Private Warrants	410,159	0.3%	410,159	0.3%	410,159	0.3%
SAFE Investors(2)	7,562,529	5.1%	7,562,529	5.1%	7,562,529	5.2%
Surf Air Advisors(3)	757,500	0.5%	757,500	0.5%	757,500	0.5%
Share Subscription Facility(4)	828,755	0.6%	828,755	0.6%	828,755	0.6%
Pro Forma SAM Common Stock	149,329,385	100.0%	148,020,334	100.0%	146,711,284	100.0%

____________

(1)      Includes (i) shares of SAM Common Stock issuable upon the exercise of the Company Options and (ii) the Earnout Shares issuable upon satisfaction of the Commercial and Strategic Transaction Condition and the other contingencies for the security holders of Surf Air and Southern to earn such shares pursuant to the terms of the Merger Agreement. As of the date of this proxy statement/prospectus, Tuscan and Surf Air are evaluating whether the master agreement with Jetstream Aviation Capital would be deemed to satisfy the Commercial and Strategic Transaction Condition and have not determined that any conditions triggering the issuance of Earnout Shares have been satisfied.

(2)      Represents the number of shares to be issued pursuant to the $49,156,438 of SAFEs at a share price of $6.50.

(3)      Represents the maximum number of shares issuable to certain advisors to Surf Air on the Transaction pursuant to the terms of their engagement.

(4)      Reflects shares purchasable by GEM on Closing equal to 0.75% of the total number of common shares outstanding, including shares of SAM Common Stock issuable upon the exercise of the Company Options and the Tuscan Warrants.

The foregoing information and tables assume no shares, other than those shares of SAM Common Stock that GEM has the option to purchase at $0.01 per share at closing, are issued under the Share Subscription Facility. Because the purchase price per share for the shares of SAM Common Stock that may be sold under the Share Subscription Facility will fluctuate based on the market price of SAM Common Stock at the time SAM elects to sell such shares, it is challenging for SAM, Tuscan or the Company to predict, as of the date of this proxy statement/prospectus and prior to any such sales, the number of shares of SAM Common Stock that SAM will sell in the Share Subscription Facility, the purchase price per share for such shares, or the aggregate gross proceeds that SAM will receive from such purchases. However, the sale of such shares may substantially dilute the relative ownership percentages set forth above. For illustrative purposes, we have presented two scenarios showing the potential incremental dilution of the Share Subscription Facility (i) assuming the issuance of only the first tranche of $25,000,000 and (ii) assuming the issuance of all four tranches of $25,000,000 for a total of $100,000,000. Assuming a $9.00 share price, an additional 2,777,778 and 11,111,111 shares of SAM Common Stock, respectively, would be issued. See “— Related Agreements and Transactions — Financing Arrangements — Share Subscription Facility” below.

If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Tuscan public stockholders will be different. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Related Agreements and Transactions

Southern Acquisition

Concurrently with the execution of the Merger Agreement, the Company, SAM, SAC Merger Sub Inc., and Southern entered into an Amendment No. 2 to that certain Acquisition Agreement dated as of March 17, 2021, as amended by that certain Amendment No. 1 to Acquisition Agreement dated as of August 22, 2021, pursuant to which, subject to the terms and conditions thereunder, the parties thereunder intend to effect a merger of SAC Merger Sub Inc.

with and into Southern, with Southern continuing as the surviving corporation and a wholly-owned subsidiary of SAM. The Southern Acquisition and the transactions contemplated thereunder will close simultaneously with the Business Combination.

A brief description of the terms of the Southern Acquisition Agreement follows:

•        Consideration.    The Southern security holders are entitled to 12.5% of the aggregate deal consideration in the Business Combination with Surf Air, including 12.5% of any earnout that is achieved. Any warrant that is outstanding and unexercised shall by its terms expire without consideration, and shall not be assumed or otherwise replaced by SAM in any respect.

•        Representations and Warranties.    The Southern Acquisition Agreement contains customary representations and warranties for the parties, which are generally subject to materiality and material adverse effect qualifiers. The representations and warranties of Southern include, without limitation, representations regarding the organization, authorization and capitalization of Southern and the subsidiaries, financial statements and permits of Southern. Southern represents and warrants that (i) the consummation of the transactions contemplated by the Southern Acquisition Agreement will not result in a violation or default under any contract, the governing documents of Southern, or any law, (ii) no consent is required in connection with the transaction, (iii) neither Southern nor any of its subsidiaries has any indebtedness and (iv) Southern has complied with all laws. Each of the Surf Entities (as defined in the Southern Acquisition Agreement) makes customary representations and warranties to Southern, including the organization, authority and capitalization of each Surf Entity.

•        Covenants.    The Southern Acquisition Agreement contains customary covenants. During the interim period between the date of the Southern Acquisition Agreement until the Closing, other than in the ordinary course in connection with the Car Rental Program, Southern may not incur any indebtedness, or guarantee any indebtedness of any person; provided, however, nothing shall prohibit Southern from incurring or guaranteeing indebtedness for the purchase of additional airplanes.

•        Closing Conditions.    The consummation of the Southern Acquisition is conditioned upon the following: (i) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Southern Acquisition illegal or otherwise prohibiting or preventing consummation of the Southern Acquisition; (ii) the representations and warranties of each party to the Southern Acquisition Agreement shall be true and correct as of Closing and each party shall have performed and complied in all material respects with all covenants and obligations under the Southern Acquisition Agreement; (iii) the Key Employee shall have entered into the Key Employee Agreement (as defined in the Southern Acquisition Agreement); (iv) SAM shall have minimum cash available of at least $100 million and SAM shall own directly or indirectly Surf Air Inc. and its subsidiaries, a SPAC, and Southern and its subsidiaries and either have consummated the Ampaire Transaction or an Ampaire Equivalent Transaction (as defined in the Southern Acquisition Agreement); (v) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement shall have been issued by the SEC; and (vi) The Business Combination shall be simultaneously consummated. For the purposes of the conditions in clause (iv), $100 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing (even though it will not be funded until after Closing if at all) and SAM’s partnership with AeroTEC and magniX will constitute an Ampaire Equivalent Transaction.

•        Termination.    The Southern Acquisition Agreement may be terminated by Southern if the Merger Agreement has been validly terminated or any party thereto has the right to terminate the Merger Agreement in accordance with the terms thereof.

•        Additional Terms.    Southern has the right to designate one of the members of the SAM Board initially designated by Surf Air, which Southern agrees will be Stan Little (or, if Stan Little, is unable to serve, a replacement determined by Southern prior to Closing), and, if at any time within twelve (12) months following the Closing Date, the number of directors of the SAM Board is increased to more than nine (9) members, Stan Little shall be entitled to designate an additional director to the SAM Board, and such member shall be deemed pre-approved by Surf Air and SPAC.

The foregoing description of the Southern Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Southern Acquisition Agreement, which appears as Exhibits 2.3 to 2.5 to this proxy statement/prospectus.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, Tuscan, the Surf Entities, and the sponsor entered into the Sponsor Letter Agreement. The Sponsor Letter Agreement provides, among other things, for certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of SAM Common Stock issuable in respect of the Tuscan founder shares, as follows: (i) the Immediately Vested Founder Shares (or 2,156,250 shares) shall be immediately vested from and after the First Effective Time; (ii) up to 862,500 shares shall become vested and no longer subject to forfeiture, upon the satisfaction of the earnout conditions under the Merger Agreement (other than the Commercial and Strategic Arrangement Condition) as described elsewhere in this proxy statement/prospectus; and (iii) the At-Risk Sponsor Shares (or 1,293,750 shares) will be transferred or distributed in connection with any non-redemption or financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM.

Under the Sponsor Letter Agreement, the sponsor agreed to vote its shares of Tuscan Common Stock in favor of the Merger Agreement and the related transaction documents and against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of Tuscan contained in the Merger Agreement or any other transaction document, and against certain other actions or proposals involving Tuscan or its subsidiaries that are intended, or would reasonably be suspected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement. The sponsor owns 61.3% of the outstanding shares of Tuscan Common Stock as of the date of this proxy statement/prospectus.

Voting Support Agreement

Concurrently with the execution of the Merger Agreement, the Company Key Members entered into the Voting Support Agreement, pursuant to which each Company Key Member has agreed, among other things and subject to certain exceptions, (i) to vote in favor of the approval and adoption of the Merger Agreement, the other transaction documents and the transactions contemplated by the Merger Agreement and the other transaction documents, (ii) to vote in favor of certain related proposals (including a proposal to convert the preferred shares of the Company into Ordinary Shares immediately prior to the Second Effective Time) and (iii) to terminate that certain Shareholders Agreement, dated as of August 15, 2016, as amended, by and among the Company and the members of the Company signatory thereto, to which such Company Key Stockholder is a party, effective as of the Second Effective Time.

Lockup Arrangements

Concurrently with the execution of the Merger Agreement, the sponsor entered into the Lock-Up Agreement with SAM, pursuant to which (i) 95% of the Covered Shares that are Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder shares will not be transferable until the date that is the one-year anniversary of the Closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

Under the Amended and Restated Bylaws of SAM to be in effect upon the Closing of the Business Combination, 95% of the shares of SAM Common Stock issued to the directors, officers and affiliates of the Company as of immediately prior to the Second Effective Time will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, but in any event not before the date that is four months after the Closing.

Registration Rights Agreement

At the Closing, SAM will enter into the Registration Rights Agreement with the sponsor, EarlyBirdCapital, Inc. and certain members of the Company, which requires SAM to file a shelf registration statement covering the resale by such stockholders of certain shares of SAM Common Stock and SAM Warrants issued under the Merger Agreement and grants such stockholders certain customary demand and piggyback registration rights. Furthermore, under the iHeartMedia SAFE, Broader Media Holdings, LLC, an affiliate of iHeartMedia, Inc., and, under the Share Subscription Facility, GEM will have certain customary registration rights.

Financing Arrangements

Share Subscription Facility

Concurrently with the execution of the Merger Agreement, the Company entered into the Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited providing for a Share Subscription Facility of up to $400 million, which amended and restated the share purchase agreement between the same parties dated as of August 25, 2020. The Share Subscription Facility may be drawn in installments, subject to the satisfaction of certain conditions, including a registration statement for the facility having been declared effective, provided that the amount requested for each draw down may not exceed 400% of the average daily trading volume for the 30 trading days immediately preceding a draw down (the “Trading Volume Condition”). Surf Air may request advances upon future draw downs in the aggregate amount of $100 million. Subject to the satisfaction of certain conditions, including the effectiveness of a resale registration statement for the shares purchased by the Purchaser following the Closing but excluding the Trading Volume Condition, the advances will be available in four $25 million increments following the first, 20th, 40th and 60th trading day all conditions are satisfied. The Purchaser may also purchase an amount of shares equal to 0.75% of the total number of shares outstanding on the listing date, on a fully diluted basis, for a purchase price of $0.01 per share. The terms of the agreement provide for, among other things, (i) payment by the Company of a commitment fee of $8 million (2% of the aggregate limit), payable in cash or stock, deliverable in installments, but no later than the first anniversary of SAM’s first trading day and (ii) that the Purchaser will not be required to purchase shares if the purchase would result in the Purchaser beneficially owning more than 9.99% of SAM, subject to waiver of the limitation by the Purchaser. $400 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing, but will not be funded until after Closing if at all.

SAFEs

The Company previously entered into SAFEs for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash), which provide, among other things, for the conversion of such SAFEs into shares of SAM Common Stock in connection with the consummation of the Mergers. The SAFEs were issued by the Company to LamVen LLC, Broader Media Holdings, LLC, Park Lane Investments, LLC, Partners for Growth V, L.P. and Palantir Technologies, Inc. The funds invested under the SAFEs will be deemed received by SAM substantially concurrently with the Closing.

Other Potential Arrangements

Under the Merger Agreement, until the registration statement of which this proxy statement/prospectus forms a part becomes effective, Tuscan and the Company have agreed to work in good faith to (a) enter into non-redemption agreements with certain stockholders of Tuscan, which shall provide, among other things, that such stockholders of Tuscan shall not exercise redemption rights with respect to the public shares held by them and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of SAM to be consummated substantially concurrently with the consummation of the Mergers, in each case, on terms mutually acceptable to Tuscan and the Company (with each such party acting reasonably and in good faith). If any such transaction requires any make whole rights, grants, issuances or transfers of additional equity securities or other similar terms, then, subject to the mutual agreement of each of the Company and Tuscan, up to, but not exceeding, the number of At-Risk Sponsor Shares shall be distributed, issued or transferred to the counterparty of such transaction, or held back by SAM.

Background of the Business Combination

Tuscan is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Tuscan’s efforts to identify a prospective target business are not limited to a particular industry or geographic region.

Prior to the consummation of Tuscan’s initial public offering, neither Tuscan, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Tuscan.

After the consummation of its initial public offering, Tuscan began an active search for prospective businesses with which to combine. Tuscan reviewed more than 100 potential acquisition targets in eight sectors and engaged in initial combination discussions with eight potential targets, including Surf Air. Tuscan engaged in meaningful and substantive diligence and negotiations with three potential targets, including Surf Air. Tuscan signed letters of intent with three targets, including Surf Air. Tuscan did not pursue further discussions with the other business targets for a variety of reasons, including the inability to mutually agree on future business strategy, the inability to find the right structure to effectuate a transaction, the inability to agree on valuation, and the inability to properly finance a potential transaction.

As part of its regular evaluation of potential acquisition targets, Tuscan’s board of directors and management generally discussed, on a regular basis, the status of discussions with various acquisition targets. These updates generally would address the potential targets under consideration and the status of the discussions, if any, with the respective acquisition targets. These updates continued throughout the period of time when Tuscan was evaluating various acquisition targets, including Surf Air.

Negotiations with Prior Targets

In late 2020, an advisor introduced Tuscan to a company in the transportation industry (“Target A”). Tuscan and Target A entered into a mutual non-disclosure agreement, which did not include a standstill. After multiple meetings with Target A and a review of the business and financial information made available, the parties negotiated and signed a non-binding letter of intent in December 2020, which included a 90-day exclusivity period, subject to extension in certain circumstances. Tuscan continued to meet with Target A’s management and had a number of discussions regarding historical financial performance, financial projections, and growth plans. Ultimately, Tuscan did not move forward with Target A due to the inability to agree on a valuation for Target A and finalize a transaction structure.

In early 2021, an advisor introduced Tuscan to a company in the security technology industry (“Target B”). Tuscan and Target B entered into a mutual non-disclosure agreement, which did not include a standstill. After multiple meetings with Target B and a review of business and financial information made available, the parties negotiated and signed a non-binding letter of intent in April 2021 and, subsequently agreed to an exclusivity period. Tuscan continued to meet with Target B’s management and had a number of discussions regarding the minimum cash requirements for a successful transaction and the prospects for a concurrent capital raise to guarantee such requirements were met. The parties were unable to gain significant traction on a capital raise, and accordingly the parties ceased negotiations upon expiration of the exclusivity period.

Negotiations with Surf Air

Mr. Vogel first became aware of Surf Air through his role as an investor in the sponsor of a special purpose acquisition company (“SPAC”) led by Jordan Vogel, Mr. Vogel’s son. The SPAC engaged in business combination discussions with Surf Air. Surf Air was outside of the SPAC’s intended focus industry, however, and the SPAC’s board of directors ultimately elected to continue its search within its focus industry. As an investor in the sponsor of the SPAC, Mr. Vogel had learned about Surf Air’s business plan, financial results and technology, and became familiar with Surf Air’s proposed deal structure and terms. Based on this information, he believed that Surf Air was a strong candidate for Tuscan. In early April 2022, he contacted Surf Air’s management to schedule a business presentation.

On or about April 1, 2022, Tuscan was granted access to Surf Air’s data room and commenced detailed due diligence of Surf Air’s business, financial results and industry. Tuscan and Surf Air signed a mutual non-disclosure agreement, effective as of April 1, 2022, which did not include a standstill.

On April 10, 2022, Mr. Vogel had an introductory call with Sudhin Shahani, Surf Air’s Chief Executive Officer, and Carl Albert, Surf Air’s Chairman of the Board. During this call, the parties expressed mutual interest in a transaction and discussed valuation. Mr. Vogel proposed a valuation of $850 million and Mr. Shahani countered with $1.2 billion. The parties then discussed employing a lower initial valuation and including closing and post-closing increases upon the achievement of business and performance contingencies, which could be incorporated in the transaction through an earnout mechanism. Over the next several weeks, Tuscan’s management held numerous meetings with Surf Air’s management and their respective advisors to discuss the transaction.

On April 12, 2022, Surf Air’s management team delivered a presentation on Surf Air’s business to Mr. Vogel. Jordan Vogel was also present, in his capacity as an advisor to Tuscan. The presentation covered Surf Air’s industry, its business plan for its existing services, its recent financial and operational performance, and its plans for growth, including the electrification of its fleet and potential changes in Surf Air’s industry and services as a result of electrification.

On April 13, 2022, Tuscan’s management team and certain of its advisors, including Mr. Vogel and Jordan Vogel, received a presentation on a report prepared for Surf Air by a global consulting firm, which discussed the regional air mobility market, the status and impact of the development of electrified powertrains, and the feasibility of Surf Air’s business model and growth targets.

On April 15, 2022, Mr. Vogel and Mr. Shahani spoke by telephone to discuss the proposed deal structure, including the formation of a new public holding company, which would acquire Tuscan, Surf Air and Southern, and further negotiation of the valuation for Surf Air and Southern and an earnout mechanism.

On April 18, 2022, Mr. Vogel met with Mr. Shahani, along with Surf Air’s advisor, an internationally-recognized investment bank (“Surf Air’s financial advisor”), and Tuscan’s advisor, EarlyBirdCapital, to discuss the Surf Air business and the proposed transaction, including the Surf Air valuation. EarlyBirdCapital had been engaged by Tuscan concurrently with Tuscan’s initial public offering, pursuant to a business combination marketing agreement between the parties dated July 19, 2019.

On April 18, 19 and 20, 2022, Mr. Vogel and Jordan Vogel held a series of separate meetings with Tuscan’s advisors, an internationally-recognized investment bank (“Tuscan’s financial advisor”), and EarlyBirdCapital, and with Surf Air’s financial advisor. The parties discussed Surf Air’s business and technology, reviewed Tuscan’s financial advisor’s due diligence investigation of Surf Air, and discussed the method and factors for valuing Surf Air. Tuscan’s engagement of its financial advisor was not memorialized until approximately one week later, pursuant to an engagement later dated April 28, 2022. In connection with the engagement of Tuscan’s financial advisor, Tuscan confirmed with the advisor that there existed no conflict of interest.

On April 21, 2022, Graubard Miller began conducting legal due diligence for Tuscan on Surf Air. In addition, during this period and through the signing of the Merger Agreement, Tuscan continued to conduct detailed due diligence on Surf Air’s financial condition and results of operations, stage of development, growth potential, capital requirements, brand recognition, intellectual property and other protection for its products and services, competitive position and industry dynamics, management and regulatory environment.

Throughout this period, and through the signing of the Merger Agreement, Mr. Vogel engaged in regular discussions with the members of Tuscan’s board of directors, to update them on the status of the proposed transaction with Surf Air.

On April 22, 2022, Mr. Vogel and Jordan Vogel spoke with Mr. Shahani by telephone regarding the Surf Air valuation and the earnout structure. During this call, and during the calls held on April 12, 15 and 18, 2022, the parties exchanged proposals regarding the valuation of the existing business and of the business after the achievement of specified business and financial conditions. The parties ultimately agreed on a valuation of $850 million for the existing business. The Tuscan management team focused on the expansion of Surf Air’s business, the achievement of revenue and stock price targets, and the implementation of an electrified powertrain as drivers of an increased valuation. Accordingly, the parties agreed that the valuation would be subject to increase by up to $380 million based on the achievement of specified conditions related to these matters. As part of this negotiation, the representatives of Tuscan and Surf Air agreed that 20% of the founder shares would be earned based on achievement of the same specified conditions, in order to align the interests of the sponsor with the Surf Air stakeholders (and that 30% of the founder shares would be forfeited upon closing).

On April 22, 2022, Tuscan and Surf Air entered into a letter of intent (the “LOI”) with respect to a potential business combination between the parties. The LOI provided for closing consideration payable to the shareholders of Surf Air of 85,000,000 shares, based on value of $10.00 per share and assuming $15 million of debt of Surf Air at the closing. The LOI further provided for an earnout of 38,000,000 shares payable to the shareholders of Surf Air at or after the closing, based on the achievement of specified business development and/or price conditions substantially similar to those ultimately set forth in the Merger Agreement, except as described below (including the Commercial and Strategic Transaction Condition). The LOI also contemplated that 20% of the founder shares would be earned based on achievement of the same specified conditions (other than the Commercial and Strategic Transaction Condition), and that 30% of the founder shares would be subject to forfeiture and/or transfer. The shares issuable to the shareholders of Surf Air and to the sponsor would be subject to lock-up restrictions to be agreed among the parties. The LOI also included an exclusivity provision, providing for exclusivity until May 15, 2022, which could be extended by mutual agreement.

On April 25, 2022, Mr. Vogel and Jordan Vogel met with the Surf Air management team and Surf Air’s financial advisor. Surf Air’s financial advisor discussed certain factors to be considered in Surf Air’s valuation based on Surf Air’s business and proposed business, including industries and companies for comparison, expected performance targets and growth rates, and valuation adjustments for growth.

On April 25, 2022, O’Melveny & Meyers LLP (“OMM”), counsel to SAM, sent a first draft of the Merger Agreement and the Sponsor Letter Agreement to Graubard Miller, counsel to Tuscan. On April 27, 2022, OMM sent first drafts of the Amended and Restated Certificate of Incorporation, the 2022 Plan, the ESPP and the Registration Rights Agreement to Graubard Miller, and on May 2, 2022, OMM sent first drafts of the Amended and Restated Bylaws (which included the restrictions on transfers by the security holders of Surf Air to be applicable after the closing), the Lock-Up Agreement (which included the restrictions on transfers by the sponsor to be applicable after the closing) and the Voting Agreement to Graubard Miller.

On April 28, 2022, the Surf Air management team, including Mr. Shahani, made a presentation to Tuscan’s board of directors regarding Surf Air’s business and prospects. In another telephone call with the Tuscan management team later that day, the Surf Air management team discussed in more detail Surf Air’s business plan and historical and projected performance.

On May 2, 2022, Tuscan met with EarlyBirdCapital and Graubard Miller, in order to discuss the proposed Share Purchase Agreement and the SAFEs. During the meeting, the parties discussed the material conditions to funding of the Share Subscription Facility and conversion of the SAFEs and the expected timetable to satisfy those conditions.

Following the receipt of the initial draft of the Merger Agreement, Tuscan discussed the proposed terms of the agreement with its advisors, including Tuscan’s financial advisor, EarlyBirdCapital and Graubard Miller, by e-mail correspondence and teleconference, focusing on the earnout provisions, the post-transaction management, the interim operating covenants, the minimum available cash condition and the definition of a Commercial and Strategic Arrangement.

On May 3, 2022, Graubard Miller sent a revised draft of the Merger Agreement to OMM. The revised draft inserted a delay prior to the commencement of the measurement period for the stock price earnout triggers (whereas the LOI had permitted the stock price earnout triggers to be met at any time after closing), provided that the change of control earnout payment would be divided into tranches that could be earned based on the enterprise valuation implied by such change of control transaction (whereas the LOI had permitted the change of control earnout payment to be earned without reference to the implied enterprise valuation), permitted Tuscan to incur working capital loans from the sponsor without consent from Surf Air, and reduced the minimum cash condition to $150 million (as set forth in the LOI), among other things.

On May 3, 2022, OMM sent a draft amendment to the Southern Acquisition Agreement to Graubard Miller, which among other things, extended the outside date for the completion of the Southern Acquisition to January 30, 2023.

On May 3, 2022, the Tuscan management team held an initial meeting with ICR Inc. (“ICR”), investor relations advisors to Tuscan, to prepare a communications strategy for announcement of the Business Combination with Surf Air.

On May 5, 2022, the Tuscan management team met with Tuscan’s financial advisor to discuss the presentation to be made to Tuscan’s board of directors in connection with the Business Combination. On the same date, Mr. Vogel and Jordan Vogel met with the Surf Air management team, including Mr. Shahani, in order to discuss Surf Air’s partnership with TAI, the manufacturer of the Cessna Caravan.

On May 6, 2022, OMM sent a revised draft of the Merger Agreement to Graubard Miller, which removed the delay before the commencement of the measurement period for the stock price earnout triggers, provided that the change of control earnout payment would consist of a single tranche that would be earned if the enterprise valuation implied by such change of control transaction was at least $850 million, eliminated Tuscan’s ability to incur working capital loans from the sponsor without Surf Air’s consent, reverted the minimum cash condition to $300 million, and added a definition for a Commercial and Strategic Arrangement Condition, among other things.

On May 6, 2022, representatives of Graubard Miller and OMM participated in a teleconference, during which they discussed the remaining open points in the Merger Agreement, including the earnout stock price triggers, the Tuscan working capital loans and the minimum cash condition, and considered alternatives for resolving these points. On May 7, 2022, Mr. Vogel spoke with Mr. Shahani by telephone to discuss the material points raised in the call between the two law firms.

Following these calls, and after discussion between Graubard and Tuscan’s management, on May 8, 2022, Graubard Miller sent a further revised draft of the Merger Agreement to OMM. The draft reinserted a delay prior to the commencement of the measurement period for the stock price earnout triggers (six months for the first trigger and 12 months for the remaining triggers), and in return for this change, provided that the shares issuable upon satisfaction of the Commercial and Strategic Arrangement Condition could be delivered at closing or as a post-closing earnout payment (whereas the LOI had required that the condition be met by the closing). The draft also permitted Tuscan to incur working capital loans from the sponsor without consent of the Company, as long as the proceeds were used for regulatory filing fees, and added a covenant prohibiting Surf Air from amending or terminating the SAFEs or the Share Purchase Agreement without Tuscan’s consent, among other things.

On May 9, 2022, Tuscan’s board of directors held a meeting at which representatives of Tuscan’s financial advisor gave a further presentation on Surf Air’s business, which was also attended by EarlyBirdCapital and Surf Air’s financial advisor. At the meeting, the board reviewed Surf Air’s business plan, industry, technology, expansion plans and valuation considerations. Also on May 9, 2022, the Tuscan and Surf Air management teams held a call to discuss the Southern Acquisition, with a focus on the Southern business, the status of the transaction and the conditions to closing the transaction.

On May 10, 2022, Graubard Miller sent revised drafts of the Voting Agreement, Lock-Up Agreement, Sponsor Letter Agreement, Registration Rights Agreement and Amended and Restated Bylaws to OMM. Among other changes, the Voting Agreement was revised to include a general release and waiver by each Supporting Stockholder; the Lock-Up Agreement was modified so that the restrictions on transfer applied to only the founder’s shares; the Registration Rights Agreement was adjusted to include the representative shares and the private units and private warrants as registrable securities; and the Bylaws were modified to provide that the restrictions on transfer applied to all shares received in the Business Combination (including pursuant to the earnout provisions) and had a term of two years for affiliates of Surf Air.

On May 11, 2022, OMM sent a revised draft of the Merger Agreement to Graubard Miller. The draft reduced the second revenue earnout trigger to $425 million (from $500 million, as set forth in the LOI), clarified that the shares of SAM common stock issuable to the stockholders of Southern would be issued pursuant to this proxy statement/prospectus, added a requirement for Tuscan to seek an extension of the deadline for it to complete an initial business combination (which extension was subsequently obtained as described below), and added termination and reimbursement rights in favor of Tuscan if certain business conditions were not satisfied by September 30, 2022, among other things (which business conditions were subsequently satisfied on October 4, 2022). In addition, Surf Air sent an initial list of airlines that would qualify as counterparties for a Commercial and Strategic Arrangement. Also on May 11, 2022, the Tuscan and Surf Air management teams held a call to discuss Surf Air’s fully diluted capitalization table.

On May 12, 2022, OMM sent revised drafts of the Voting Agreement, Lock-Up Agreement, Sponsor Letter Agreement, Registration Rights Agreement and Amended and Restated Bylaws to Graubard Miller. The Lock-Up Agreement was revised so that the restrictions on transfer would cover 95% of all of the SAM securities held by the sponsor and to remove the early release based on the market price of SAM common stock. The Amended and Restated Bylaws were modified to provide that the restrictions on transfer, for non-affiliates of Surf Air, applied to 80% of the shares received in the Business Combination (including pursuant to the earnout provisions) and expired in four equal monthly tranches after the closing and, for affiliates of Surf Air, applied to 95% of the shares received in the Business Combination (including pursuant to the earnout provisions) and expired one year after the closing. There were no material changes to the Voting Agreement, the Sponsor Letter Agreement or the Registration Rights Agreement.

During the period from May 12 to May 16, 2022, the Tuscan management team held three calls with ICR to further develop the communications strategy for announcing the business combination, to review market conditions and to refine the disclosure for the announcement press release.

On May 13, 2022, Graubard Miller and OMM held a conference call regarding the status of the Merger Agreement. Thereafter, between May 13, 2022 and May 17, 2022, Graubard Miller and OMM exchanged several revised drafts of the Merger Agreement. The revised drafts consisted primarily of immaterial technical changes and changes to put the agreement in final form. The revised drafts also included refinements to the definition of Commercial and Strategic Arrangement Condition (including modifications to the list of airlines that would qualify as counterparties to such a Commercial and Strategic Arrangement). In addition, the parties exchanged drafts of the schedules to the Merger Agreement and finalized the list of shareholders of Surf Air who would be party to the Voting Agreement. Also on May 13, 2022, the Tuscan and Surf Air management teams held a call to discuss Surf Air’s plans for geographic expansion of its flight service.

During this period, between May 13 and May 17, 2022, Graubard Miller and OMM also exchanged several revised drafts of the Sponsor Letter Agreement, Lock-Up Agreement, Voting Agreement, Registration Rights Agreement, Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, 2022 Plan and ESPP, which also primarily contained immaterial technical changes and changes to put the documents in final form. In addition, the Lock-Up Agreement was revised so that the restrictions on transfer applied only to 95% of the founder’s shares and to reinsert the early release based on the market price of SAM common stock for a portion of the founder’s shares. The Amended and Restated Bylaws were revised so that the restrictions on transfer for the affiliates of Surf Air would be substantially similar to those applicable to the sponsor, except that in no event would the restrictions lapse less than four months after the closing.

On May 16, 2022, Surf Air’s financial advisor terminated its engagement with Surf Air and withdrew from participation in the transaction. Surf Air’s financial advisor did not raise any concerns over the business of Surf Air or Southern, the terms of the Business Combination or any other matter related to Tuscan, Surf Air, Southern or the transaction. The resignation of Surf Air’s financial advisor will have no impact on the Business Combination and the transactions contemplated thereby. Investors and potential investors in Tuscan are advised that Surf Air’s financial advisor took no part in preparing or reviewing the contents of this proxy statement/prospectus. In evaluating Tuscan, Surf Air and the Business Combination, investors and potential investors in Tuscan should not place any reliance on the fact that Surf Air’s financial advisor previously was involved with the Business Combination.

On May 16, 2022, Tuscan’s board of directors, along with Graubard Miller, met virtually to review the proposed business combination with Surf Air. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, including the Merger Agreement, were delivered to Tuscan’s directors. Tuscan’s board of directors was aware that its directors and officers had interests in the potential business combination that might be different from, or in addition to, the interests of Tuscan’s stockholders (which interests are summarized in the section entitled “— Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination”) but did not believe that such interests would preclude the board from recommending the business combination to Tuscan’s stockholders. Tuscan’s management then presented the final terms of the Merger Agreement and the merits of the proposed business combination. Tuscan’s management discussed the relative attractiveness of the valuation of the proposed business combination with Surf Air, including the impact of the earnout, in light of valuations of comparable companies. Tuscan’s board of directors and management discussed the transaction process to date and expectations for the timing to closing. Tuscan’s board of directors then discussed with Graubard Miller their fiduciary duties generally, and the application of such duties to the decision of whether to approve the Merger Agreement, the Business Combination and related matters. After detailed debate and deliberations, including consideration of the factors described below under “— Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination,” Tuscan’s board of directors determined that the proposed business combination with Surf Air was in the best interests of Tuscan’s stockholders, approved the proposed business combination and recommended that the proposed business combination be submitted to Tuscan’s stockholders for approval. Tuscan’s board of directors also authorized its management team to execute the Merger Agreement and ancillary agreements, prepare and file a press release and Form 8-K announcing the execution of the Merger Agreement, prepare and file a Registration Statement on Form S-4, including a proxy statement/prospectus therein, to register the issuance of SAM Common Stock to the Tuscan, Surf Air and Southern securityholders and solicit proxies of Tuscan stockholders in favor of the Business Combination, and to do all things necessary for the completion of the Business Combination, including the Mergers.

On May 16, 2022, Mr. Vogel met with EarlyBirdCapital and Tuscan’s financial advisor to discuss a strategy for raising additional capital following the signing of the Merger Agreement, as contemplated by the Merger Agreement, including identification of potential investors. As of the date of this proxy statement/prospectus, Tuscan and SAM have not received any commitments or entered into any arrangements for, or fixed the terms of, an additional capital raise or any transaction to incentivize holders of public shares to refrain from exercising their redemption rights.

The Merger Agreement was signed on May 17, 2022, and Tuscan and Surf Air issued a joint press release announcing the execution of the Merger Agreement and summarizing the material terms thereof on May 18, 2022. Also on May 18, 2022, Tuscan filed a Current Report on Form 8-K, which included the press release, the Merger Agreement and related exhibits.

On June 15, 2022, Tuscan’s financial advisor terminated its engagement with Tuscan and withdrew from participation in the transaction, citing increased risks resulting from rule-making activity by the SEC. Tuscan’s financial advisor agreed to forego the fee of up to $3 million otherwise due to it. Tuscan’s financial advisor did not raise any concerns over the business of Surf Air or Southern, the terms of the Business Combination or any other matter related to Tuscan, Surf Air, Southern or the transaction. The resignation of Tuscan’s financial advisor will have no impact on the Business Combination and the transactions contemplated thereby. Investors and potential investors in Tuscan are advised that Tuscan’s financial advisor took no part in preparing or reviewing the contents of this proxy statement/prospectus. In evaluating Tuscan, Surf Air and the Business Combination, investors and potential investors in Tuscan should not place any reliance on the fact that Tuscan’s financial advisor previously was involved with the Business Combination.

On June 21, 2022, Tuscan held a special meeting of stockholders (the “Extension Meeting”). At the Extension Meeting, Tuscan voted on a proposal to amend its certificate of incorporation to extend the date by which Tuscan had to consummate a business combination from June 30, 2022 to December 31, 2022. The proposal received the requisite votes “for” the proposal and accordingly it was approved. In connection with the vote, the holders of 39,400 public shares exercised their redemption rights and such shares were redeemed for an aggregate redemption amount of approximately $0.4 million.

Effective as of September 1, 2022, Tuscan and Surf Air entered into Amendment No. 1 to the Merger Agreement, which extended the date by which certain business conditions must be met from September 30, 2022 to the earlier of the Closing Date and the Outside Date. The business conditions were subsequently satisfied on October 4, 2022. In connection with the execution of Amendment No. 1, effective as of September 1, 2022, Tuscan issued a promissory note to Surf Air evidencing a loan by Surf Air to Tuscan in an aggregate of $250,000, with such amount to be used for Tuscan’s working capital purposes. The promissory note bears interest at 4% per annum and is payable upon the consummation by Tuscan of a merger, share exchange, asset acquisition, or other similar business combination with one or more businesses or entities, such as the consummation of the Business Combination with Surf Air. If Tuscan does not consummate an initial business combination, the promissory note will not be repaid and all amounts owed under the promissory note will be forgiven except to the extent that Tuscan has funds available to it outside of its trust account established in connection with the initial public offering.

Tuscan Board’s Reasons for Approval of the Business Combination

Tuscan’s board of directors considered the due diligence conducted to date prior to reaching its conclusion. The board of directors reviewed a material amount of diligence items, including but not limited to:

•        Numerous meetings, including virtual, in person and onsite with Surf Air’s management team.

•        Due diligence on the fundamental drivers of Surf Air’s business, including but not limited to, reviewing key performance indicators, financial projections and historical performance of the company.

•        Review of Surf Air’s material contracts, legal exposures, intellectual property assets, human resource plans, and historical tax and accounting records.

•        Analysis of Surf Air’s audited and interim financial statements.

•        Consultations with financial and industry experts.

Tuscan’s board of directors considered a number of different factors pertaining to the proposed Business Combination with Surf Air as generally supporting its decision to enter into the Merger Agreement. In light of the number and wide variety of factors, Tuscan’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. Tuscan’s board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, for any given factor individual directors may have assigned different weights.

In considering the Business Combination, Tuscan’s board gave considerable weight to the following factors:

•        Performance and Growth Potential.    Surf Air has a demonstrated history of revenue and revenue growth, combining the performance of a regional air mobility platform with the potential of aircraft electrification and Aircraft-as-a-Service.

•        Differentiated Technology.    Surf Air provides an advanced software platform for regional air mobility and is well-positioned in the pursuit of electrified powertrains, through established partnerships with AeroTEC and magniX.

•        Geographic Coverage.    Surf and Southern operate an extensive network of routes, operating a large fleet of aircraft out of numerous regional airports and delivering thousands of flights with hundreds of thousands of passengers in 2021.

•        Addressable Market.    The regional air mobility market is large, and Tuscan’s management believes it is positioned for expansion as a result of technology advances, such as aircraft electrification.

•        Platform for Future Acquisitions and Expansion.    A public company status, combined with the capital to be provided from the Share Subscription Facility and possibly from Tuscan’s trust account, is expected to provide Surf Air with an optimal platform for potential future acquisitions and expanding its current offerings.

•        Experienced Management Team.    Surf Air has an experienced management team with prior backgrounds in technology, airline transportation and other high growth sectors. Surf Air’s management team has the right skill set and focus to execute on its business plan.

•        Commitment of Current Stockholders.    Under the Amended and Restated Bylaws of SAM to be in effect upon the closing of the Business Combination, 95% of the shares of SAM Common Stock issued to the directors, officers and affiliates of Surf Air as of immediately prior to the Second Effective Time will be subject to restrictions on transfer (see “— Related Agreements and Transactions — Lockup Arrangements”) above, which the Tuscan board believed reflects the Surf Air stockholders’ belief in and commitment to the continued growth prospects of the combined company

•        Other Alternatives.    Tuscan’s board of directors believed, after a thorough review of other business combination opportunities reasonably available to Tuscan, that the proposed Business Combination with Surf Air represented the best potential business combination for Tuscan based upon the process utilized to evaluate and assess other potential acquisition targets. Tuscan’s board of directors and management also believed that such process had not presented a better alternative.

•        Negotiated Transaction.    Tuscan’s board of directors considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby.

Tuscan’s board of directors also considered a variety of uncertainties, risks and other potentially negative factors concerning the proposed business combination with Surf Air, including:

•        Technology.    The risk that Surf Air may fail to develop, manufacture and commercialize an electrified aircraft powertrain or that the expected benefits of electrifying the aircraft powertrain may not be realized.

•        Competition.    The risk that other providers of advanced regional air mobility, or alternative modes of regional transportation, may be preferred by customers for technological, cost, ease or other reasons.

•        Market Growth.    The risk that the advanced regional air mobility market, which is in its early stages, will not gain market acceptance or will not grow at the expected rate.

•        Industry Risks.    The risks associated with the air travel industry, including legal, regulatory and financial changes that may negatively impact airline companies.

•        General Risks.    The risks of general economic conditions and COVID-19 related impacts on Surf Air’s and Southern’s business.

•        Personnel Risks.    The risks of hiring and retaining management talent. Key personnel in Surf Air’s and Southern’s industry are vital and competition for such personnel is significant. The loss of key personnel could be detrimental to Surf Air’s and Southern’s operations.

•        Closing Conditions.    The fact that completion of the Business Combination and the completion of the Southern Acquisition are conditioned on the satisfaction of certain closing conditions that are not within Tuscan’s control.

•        Failure to Achieve Benefits.    The risk that the potential benefits of the Business Combination and the Southern Acquisition may not be fully achieved, or may not be achieved within the expected timeframe.

•        Failure to Timely Close.    The risk with not closing the transaction in a timely manner, which could result in Tuscan being unable to complete an initial business combination by December 31, 2022 (or such later date as may be approved by Tuscan’s stockholders) and potentially force Tuscan to liquidate.

•        Significant Redemptions.    The risk that a significant number of Tuscan’s public stockholders may elect to redeem their public shares in connection with the consummation of the Business Combination.

•        Minority Stake.    The fact that existing Tuscan stockholders will hold a minority position in SAM.

•        Expenses and Potential Litigation.    The risks of the significant fees and expenses associated with completing the transaction, the substantial time and effort of management required to complete the Business Combination, and the possibility of litigation challenging the Business Combination.

Tuscan’s board of directors concluded that the potential benefits it expected Tuscan and its stockholders to achieve as a result of the proposed business combination outweighed the potentially negative factors associated with the proposed business combination. Accordingly, Tuscan’s board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Southern Acquisition, are fair to and in the best interests of Tuscan and its stockholders.

Satisfaction of the 80% Test

It is a requirement under Tuscan’s Existing Charter that any business that Tuscan entered into a business combination with have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of taxes payable on income earned on the assets held in trust) at the time of the execution of a definitive agreement for an initial business combination. As of May 17, 2022, the date of the execution of the Merger Agreement, the balance of the funds in Tuscan’s trust account (excluding taxes payable) was approximately $27,453,974, and 80% thereof was approximately $21,963,179. In determining whether the 80% requirement was met, rather than relying on any one factor, the Tuscan Board concluded that it was appropriate to base such valuation on a number of qualitative factors, such as management strength and depth, competitive positioning, and customer base, as well as quantitative factors, such as the anticipated implied enterprise value of the combined company being approximately $1.42 billion, Tuscan’s assessment that Surf Air’s valuation was attractive compared to its competitive peers, the historical performance of Surf Air and the potential for future growth in revenues and profits of Surf Air. Based on the qualitative and quantitative information used to approve the Business Combination described herein, The Tuscan Board determined that the foregoing 80% fair market value requirement was met. The Tuscan Board believes that the financial skills and background of its members qualify it to conclude that the Business Combination met the 80% requirement.

Certain Combined Projected Summary Financial Information

SAM does not, as a matter of course, publicly disclose long-term forecasts or internal projections of its future performance, revenue, earnings, financial condition or other results. However, in connection with Tuscan’s due diligence and consideration of the potential Business Combination with Surf Air, Surf Air’s management provided Tuscan with internally prepared financial forecasts for fiscal years ending December 31, 2022 through 2024 (the “Financial Projections”). The Financial Projections were provided to Tuscan only for use as a component in its overall evaluation of Surf Air and should not be viewed as public guidance. The summary information from the Financial Projections is included in the table below because such information was provided to Tuscan in connection with its evaluation of the Business Combination. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Proposals. The summary information and Financial Projections included in this proxy statement/prospectus contain the combined financial information and forecasts of Surf Air and Southern. Surf Air’s management relied on numerous assumptions to derive the Financial Projections described below. The Financial Projections are subject to inherent uncertainty since they were based on assumptions about events that may occur in the future, many of which are beyond Tuscan’s and Surf Air’s control. There can be no assurance that the Financial Projections will be realized or that actual results will not be significantly higher or lower than projected. Since the Financial Projections cover multiple years, such information by its nature becomes less reliable with the passage of time. These concerns are exacerbated for companies, like Surf Air, that are in an early growth stage and that operate in emerging markets. As a result, in its evaluation of the Business Combination, Tuscan’s Board focused on the Financial Projections for 2022.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants or U.S. GAAP for the preparation and presentation of prospective financial information, but, in the view of Surf Air’s management, were prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. The Financial Projections have not been updated to take into account any circumstances or events occurring after the date they were prepared. SAM will not refer back to this unaudited prospective financial information in future periodic reports filed under the Exchange Act.

The prospective financial information included in this document has been prepared by, and is the responsibility of, Surf Air’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this document relate to Surf Air’s and Southern’s previously issued financial statements. PricewaterhouseCoopers LLP reports do not extend to the prospective financial information and should not be read to do so.

These figures are projections for the years ending December 31, 2022 through 2024, which are subject to inherent uncertainty since they were based on assumptions about events that may occur in the future, many of which are beyond Surf Air’s control. There can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than projected. The projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants or U.S. GAAP for the preparation and presentation of prospective financial information, but, in the view of Surf Air’s management, were prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER SAM, SURF AIR, SOUTHERN NOR TUSCAN INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE FINANCIAL PROJECTIONS. THE FINANCIAL PROJECTIONS HAVE NOT BEEN UPDATED TO TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINANCIAL PROJECTIONS SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF SAM, SURF AIR, SOUTHERN OR TUSCAN, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES, HAS MADE OR MAKES ANY REPRESENTATION TO ANY SURF AIR STOCKHOLDER, SAM STOCKHOLDER, SOUTHERN STOCKHOLDER, TUSCAN STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FINANCIAL PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. TUSCAN DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

A summary of the financial forecast information regarding SAM’s anticipated future operations for fiscal years ending December 31, 2022 through 2024 is set forth below. The table below sets forth SAM’s financial projections as of May 2022.

	Years ended December 31,
	2022E	2023E	2024E
Revenue	$103,622	$224,718	$466,736
Adjusted Gross Margin	26.0%	17.7%	25.6%
Adjusted EBITDA Margin	(39.6)%	(36.2)%	(7.9)%

The Financial Projections are included in this proxy statement/prospectus solely to provide Tuscan stockholders access to information made available in connection with Tuscan’s evaluation of the proposed Business Combination. You are encouraged to review the historical financial statements of Surf Air and Southern included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure.

The Financial Projections were prepared in good faith by Surf Air’s management based on management’s reasonable best estimates and facts, circumstances and information available at the time. While presented with numerical specificity, the Financial Projections reflected numerous estimates and assumptions made by Surf Air’s management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Surf Air’s and Southern’s business, all of which were difficult to predict and many of which are beyond Surf Air’s control. Surf Air believes that the operating experience of Surf Air and Southern provided a reasonable basis for the estimates and assumptions underlying the Financial Projections. Changes in these estimates or assumptions affect the Financial Projections, specifically those related to expectations for the size and timing of capital raises for which the Financial Projections assumed a $150 million capital raise in Q4 2022. While Surf Air’s management believes the assumptions underlying the Financial Projections were reasonable at the time of the Financial Projections were prepared given the information Surf Air had at the time, the capital raise transaction expected to be completed in connection with the Business Combination differs in structure, cost and size in comparison to the capital raise transaction assumed for the purposes of Financial Projections and will occur substantially later than assumed for the purposes of Financial Projections. Surf Air management also assumed that the anticipated Q4 2022 capital raise would be deployed to facilitate a purchase of aircraft in 2023 and also support significant growth in our operations beginning in Q4 2022. Surf Air management now expects to affect these growth plans starting in the first half 2023. As a result, the financial forecasts for the years ending December 31, 2023 and 2024 no longer reflect Surf Air’s management’s beliefs regarding SAM’s anticipated future results for those periods.

Additional material assumptions and estimates that Surf Air management used in the preparation of the Financial Projections included but are not limited to (1) an operating cost basis unimpacted by recent global events (including, but not limited to, the conflict in Ukraine, general continued price inflation, continued increases in fuel costs and the current U.S. federal monetary policy), (2) the ability to completely finance SAM’s fleet through operating leases at then-market rate financing and aircraft costs, (3) the ability to hire third party operators and pilots to support the growth of SAM’s scheduled network and the associated revenue growth, (4) certain terms and conditions related to the partnership with TAI and the cost of aircraft, (5) no regulatory barriers limiting SAM’s network expansion plans and (6) the timing and investment in the hybrid Cessna Caravan STC process. Other key material assumptions and estimates specifically related to various components of our network plan included load factors, launch date and deployment rate of new routes, consumer pricing, average trip distances and utilization rates.

In making the foregoing assumptions, Surf Air’s management relied on a number of factors, including the executive team’s experience in the aviation sector, its ability to leverage existing relationships with third party Part 135 operators and FBOs as well as key pricing, distribution and OEM partnerships.

The assumptions and estimates underlying the Financial Projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus.

Neither Tuscan nor Surf Air generally makes external disclosures of its anticipated financial condition or results of operations. Tuscan and Surf Air have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures in the Financial Projections

Certain of the measures included in the Financial Projections are non-GAAP financial measures, including Adjusted EBITDA, Adjusted gross margin and Adjusted EBITDA margin. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used by Surf Air or Southern are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

Surf Air and Southern each collect and analyze operating and financial data to evaluate the health of their businesses and assess their performance. In the Financial Projections, Surf Air presented financial information that reflected individual U.S. GAAP measures of Surf Air and Southern combined. We have included the figures in this proxy statement/prospectus because we believe they are useful to measuring combined results and operating performance given the expected merger of the companies. Revenue, Adjusted gross margin, and Adjusted EBITDA Margin have been presented as combined measures.

In addition to combining U.S. GAAP financial measures, Adjusted gross margin and Adjusted EBITDA Margin were used in the Financial Projections. Our calculation of these non-GAAP financial measures may differ from similarly titled non-GAAP measures, if any, reported by Surf Air’s and Southern’s peer companies. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

We define Adjusted gross margin as revenue minus Cost of revenue, exclusive of depreciation and amortization and where expressed as a percentage, divided by revenue for the same period. We define Adjusted EBITDA as net income (loss) adjusted for depreciation and amortization. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue for the same period.

The following table presents the reconciliation of Revenue, Adjusted gross margin, Adjusted EBITDA and Adjusted EBITDA Margin for SAM for each of the periods indicated: A reconciliation of Adjusted gross margin is not presented as it is not available without unreasonable efforts.

SAM annual financial projections (in thousands)	Years ending December 31,
	2022E	2023E	2024E
Revenue	$103,622	$224,718	$466,736
Cost of revenue, exclusive of depreciation and amortization	$76,667	$184,852	$347,303
Adjusted gross margin	$26,955	$39,865	$119,433
Adjusted gross margin (%)	26.0%	17.7%	26.6%
Net income (loss)	$(54,098)	$(95,731)	$(53,665)
Total other (income) expense, net	—	—	—
Income tax expense (benefit)	—	—	—
Depreciation and amortization	$13,088	$14,374	$16,805
Adjusted EBITDA	$(41,010)	$(81,357)	$(36,861)
Adjusted EBITDA margin (%)	(39.6)%	(36.2)%	(7.9)%

Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination

In considering the recommendation of the Tuscan Board to vote in favor of the Business Combination, and when considering whether to exercise their redemption rights, Tuscan’s stockholders should be aware that, aside from their interests as stockholders, the sponsor and certain of Tuscan’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Tuscan’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination or exercise their redemption rights. These interests include, among other things, the fact that:

•        If the Business Combination with the Company or another initial business combination is not consummated by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter), Tuscan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Tuscan Board, dissolve and liquidate. In such event, the 4,312,500 founder shares held by the sponsor, which were acquired for an aggregate purchase price of $25,000 prior to Tuscan’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[    ], based upon the closing price of $[    ] per share on Nasdaq, on the record date. However, if the Business Combination is completed, 30% of the founder shares will be transferred for no consideration or forfeited in connection with the Closing, and up to an additional 20% of the founder shares may be forfeited if the earnout conditions described elsewhere in this proxy statement/prospectus are not satisfied after the Closing.

•        The sponsor purchased an aggregate of 198,438 private units at a price of $10.00 per private unit and 1,984,372 private warrants at a price of $1.00 per private warrant, for an aggregate purchase price of $3,968,752 in a private placement concurrently with Tuscan’s initial public offering. All of the proceeds Tuscan received from these purchases were placed in the trust account. The private units and private warrants had an aggregate market value of $[    ], based upon the closing price of $[    ] per unit and $[    ] per warrant on Nasdaq, on the record date. The private units and private warrants will become worthless if Tuscan does not consummate a business combination by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to the Existing Charter).

•        Given the differential in the purchase price that the sponsor paid for the sponsor shares as compared to the price of the Units sold in Tuscan’s initial public offering, the sponsor and its affiliates may earn a positive rate of return on their investment even if the Tuscan Common Stock trades below the price initially paid for the Units in Tuscan’s initial public offering and the public stockholders experience a negative rate of return following the Closing of the Business Combination.

•        If Tuscan is unable to complete a business combination within the required time period, the sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tuscan for services rendered or contracted for or products sold to Tuscan. If Tuscan consummates a business combination, on the other hand, the sponsor will have no such liability and Tuscan will be liable for all such claims.

•        The sponsor and Tuscan’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tuscan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Tuscan fails to consummate an initial business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, Tuscan may not be able to reimburse these expenses if the Business Combination with Surf Air or another initial business combination is not completed by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to its Existing Charter). As of September 15, 2022, the sponsor and Tuscan’s directors and officers and their affiliates had not incurred any unpaid reimbursable expenses, although they may incur reimbursable expenses after the date of this proxy statement/prospectus.

•        The sponsor and Tuscan’s directors and officers (or their affiliates) may make loans from time to time to Tuscan to fund certain capital requirements. As of September 15, 2022, the sponsor had not made any such working capital loans to Tuscan, although working capital loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any working capital loans will not be repaid and will be forgiven except to the extent there are funds available to Tuscan outside of the trust account.

•        In connection with the extensions of the time that Tuscan has to complete an initial business combination, as of September 15, 2022, the sponsor had loaned an aggregate of $2,699,020 to Tuscan, which amounts were contributed to and deposited in the trust account. These contribution loans will be repaid if an initial business combination, such as the Business Combination with the Company, is completed, but will be forgiven if an initial business combination is not completed, except to the extent of any funds outside the trust account.

In the aggregate, the sponsor and directors and officers of Tuscan and their affiliates have approximately $6.7 million of cash investment at risk that depends upon the completion of a business combination. Such amount consists of (i) approximately $2.0 million representing the value of the private units (based on the purchase price of $10.00 per unit), (ii) approximately $2.0 million representing the value of the private warrants (based on the purchase price of $1.00 per warrant), and (iii) as of September 15, 2022, approximately $2.7 million representing the aggregate principal amount of outstanding loans made by the sponsor to Tuscan for the extensions of time Tuscan has to consummate an initial business combination, which loans will not be repaid unless a business combination is consummated. In addition, the sponsor and directors and officers of Tuscan and their affiliates may make working capital loans to Tuscan and may incur expenses reimbursable by Tuscan after the date of this proxy statement/prospectus.

The existence of financial and personal interests of the sponsor and Tuscan’s directors and officers may result in a conflict of interest on the part of the directors and officers between what they may believe is in the best interests of Tuscan and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals and in making other determinations in connection with the Business Combination. Tuscan stockholders should take these interests into account in deciding whether to approve the Business Combination.

Material U.S. Federal Income Tax Consequences for Holders of Tuscan Common Stock

The following section is a summary of the material U.S. federal income tax consequences of the Business Combination for holders of Tuscan Common Stock. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Business Combination.

This discussion addresses only those holders that hold their common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•        insurance companies;

•        mutual funds, real estate investments trusts and regulated investment companies;

•        financial institutions;

•        investors in pass-through entities such as partnerships, S corporations and disregarded entities for federal income tax purposes;

•        tax-exempt organizations;

•        brokers or dealers in securities or currencies;

•        traders in securities that elect to use a mark to market method of accounting;

•        persons that hold Tuscan’s Common Stock or SAM Common Stock, as the case may be, as part of a straddle, hedge, constructive sale or conversion transaction;

•        Non-U.S. Holders (as defined below);

•        persons that own (or are treated as owning) 5% or more of Tuscan’s Common Stock;

•        persons who exercise redemption rights but continue to own, actually or constructively, SAM Common Stock following the Mergers;

•        stockholders who are subject to the alternative minimum tax provisions of the Code;

•        persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•        persons that have a functional currency other than the U.S. dollar;

•        certain expatriates or former citizens or long-term residents of the United States;

•        persons who hold or receive Tuscan Common Stock as compensation, through a tax-qualified retirement plan or through the exercise of a Tuscan Warrant or redemption rights under convertible instruments; and

•        persons who are making charitable contributions of Tuscan Common Stock in connection with the Mergers.

Securityholders of Tuscan subject to special tax rules that are described above are urged to consult their own tax advisors regarding the consequences to them of the Mergers.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Tuscan securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners in partnerships (or other pass-through entities) holding shares of Tuscan Common Stock, or Tuscan Warrants, should consult their tax advisors regarding the tax consequences of the Mergers.

Tuscan does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Mergers and the holders of Tuscan Common Stock should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion, which could be sustained by a court.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Tuscan Common Stock who or which is any of the following for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

Tax Consequences of the Mergers

This section is addressed to U.S. Holders of Tuscan Common Stock that elect to participate in the Business Combination.

Neither Tuscan nor the Company intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which the opinion is based is inconsistent with the actual facts, the U.S. federal income tax consequences of the Business Combination could be adversely affected.

The Business Combination should qualify as part of an exchange described in Section 351 of the Code. If the Business Combination so qualifies, a U.S. Holder of Tuscan Common Stock will not recognize gain or loss upon the exchange of Tuscan Common Stock for SAM Common Stock pursuant to the Business Combination. The aggregate tax basis of the SAM Common Stock the U.S. Holder of Tuscan Common Stock receives will be equal to the aggregate tax basis of the Tuscan Common Stock exchanged therefor, and the holding period of the SAM Common Stock will include the U.S. Holder’s holding period of the Tuscan Common Stock surrendered in exchange therefor.

Tax Consequences of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of Tuscan Common Stock that exercises their redemption rights will depend on whether the redemption qualifies as a sale of Tuscan Common Stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Tuscan Common Stock, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Tuscan Common Stock redeemed. A U.S. Holder’s adjusted tax basis in its Tuscan Common Stock will generally be equal to the cost of such Tuscan Common Stock. This gain or loss should generally be long-term capital gain or loss if the holding period of such Tuscan Common Stock is more than one year at the time of the redemption. However, it is possible that because of the redemption right associated with the Tuscan Common Stock, the holding period of such shares may not be considered to begin until the date of such redemption (and, thus, it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. U.S. Holders who hold different blocks of Tuscan Common Stock (generally, shares of Tuscan purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

The redemption of Tuscan Common Stock generally will qualify as a sale of Tuscan Common Stock redeemed if such redemption (i) is “substantially disproportionate,” (ii) results in a “complete termination” of such U.S. Holder’s interest in Tuscan or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. For purposes of such tests, a U.S. Holder may be deemed to own not only shares actually owned, but also constructively owned, which in some cases may include shares such holder may acquire pursuant to options and shares owned by certain family members, certain estates and trusts of which the U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the redemption will be “substantially disproportionate” with respect to the U.S. Holder if (i) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of Tuscan is reduced immediately after the redemption to less than 80% of the U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the redemption; (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Tuscan Common Stock (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of Tuscan entitled to vote. There will be a complete termination of such U.S. Holder’s interest if either (i) all of Tuscan Common Stock actually and constructively owned by such U.S. Holder are redeemed or (ii) all of Tuscan Common Stock actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of Tuscan Common Stock owned by certain family members and such U.S. Holder does not constructively own any other Tuscan Common Stock and otherwise complies with specific conditions. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a U.S. Holder will depend upon the particular circumstances of that U.S. Holder. However, the redemption generally must result in a meaningful reduction in the U.S. Holder’s actual or constructive percentage ownership of Tuscan. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. If the U.S. Holder’s relative interest in the corporation is a small minority interest and the shareholder exercises no control over corporate affairs, taking into account the effect of redemptions by other shareholders, and its percentage ownership (including constructive ownership) is reduced as a result of the redemption, such U.S. Holder may be regarded as having a meaningful reduction in its interest. A U.S. Holder should consult with its own tax advisors as to the tax consequences of any redemption of its Tuscan Common Stock.

If none of the tests described above applies, the consideration paid to the U.S. Holder will generally be treated as dividend income for U.S. federal income tax purposes to the extent of Tuscan’s current or accumulated earnings and profits. Any distribution in excess of such earnings and profits will reduce the U.S. Holder’s basis in Tuscan Common

Stock (but not below zero) and any remaining excess will be treated as capital gain realized on the sale or other disposition of Tuscan Common Stock. After the application of those rules, any remaining tax basis of the U.S. Holder in Tuscan Common Stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Tuscan Common Stock. U.S. Holders who hold different blocks of Tuscan Common Stock should consult their tax advisors to determine how the above rules apply to them.

THIS DISCUSSION IN THIS SECTION, “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR HOLDERS OF TUSCAN COMMON STOCK,” IS INTENDED TO PROVIDE ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS. IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGERS OR EXERCISE OF REDEMPTION RIGHTS. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGERS AND EXERCISE OF REDEMPTION RIGHTS.

Expected Accounting Treatment

The Mergers are expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Surf Air with the acquisition being treated as the equivalent of Surf Air issuing stock for the net assets of Tuscan, accompanied by a recapitalization. The net assets of Tuscan will be stated at historical cost, with no goodwill or other intangible assets recorded.

Surf Air’s acquisition of all of the issued and outstanding share capital of Southern will be treated as a business combination under Accounting Standard Codification 805, “Business Combinations” (“ASC 805”) and will be accounted for using the acquisition method. Surf Air will record the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

Regulatory Matters

The Business Combination is subject to the following regulatory matters, in addition to the filings with the State of Delaware and the British Virgin Islands necessary to effectuate the Mergers. No notification or report forms are required to be filed with the Antitrust Division of the U.S. Department of Justice or the United States Federal Trade Commission, and no statutory waiting period applies, under the HSR Act.

Air Carrier Fitness

The Surf Entities, together with Southern, must provide notice to Air Carrier Fitness Division of the DOT thirty (30) days in advance of the change of control of Southern Airways Express, LLC, a wholly-owned subsidiary of Southern and holder of a U.S. commuter air carrier certificate from the DOT, in connection with the Southern Acquisition and the Transactions.

Required Vote

The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Tuscan Common Stock present and entitled to vote at the special meeting. Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” this proposal. Broker non-votes, if any, will have the same effect as a vote “against” this proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on this proposal.

Under the Merger Agreement, it is a condition to the closing of the Business Combination that SAM has net tangible assets of at least $5,000,001 immediately following the Business Combination, after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of public shares. The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has agreed to vote its shares in favor of the Business Combination Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the structure of the transactions and consideration contemplated by the Merger Agreement, see the section entitled “Proposal No. 1: The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. All stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the transactions.

Closing and Effective Time of the Business Combination

Unless the Merger Agreement is terminated as described below, the Closing of the Mergers will take place at such time and on a date to be mutually agreed by Tuscan and the Company, in coordination with the Exchange Agent (as defined in the Merger Agreement), which date shall be as soon as practicable, but in no event later than three (3) business days, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of all of the conditions to Closing set forth in the Merger Agreement as described below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time). The Business Combination is expected to be consummated as soon as practicable after the special meeting of Tuscan’s stockholders described in this proxy statement/prospectus.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Surf Entities relating to, among other things, organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against the Surf Entities of the Merger Agreement; governmental actions and filings; compliance with laws; possession of requisite approvals; financial statements; absence of undisclosed liabilities; absence of certain changes; litigation; benefit plans; labor and employment matters; real property; tax matters; environmental matters; intellectual property; privacy and data security; material contracts; insurance; major vendors; transactions with affiliates; compliance with international trade and anti-corruption laws; brokers’ fees; and compliance with aviation laws.

The Merger Agreement contains representations and warranties of Tuscan relating to, among other things, organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against Tuscan of the Merger Agreement; governmental actions and filings; compliance with laws; reports filed with the SEC; financial statements; compliance with the Sarbanes-Oxley Act; absence of certain changes; litigation; business activities of Tuscan; material contracts; listing on the Nasdaq stock market; absence of undisclosed liabilities; Tuscan’s trust account; tax matters; employee matters; board approval; transactions with affiliates; and brokers’ fees.

The representations and warranties of the parties will not survive the Closing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions (as defined in the Merger Agreement) and efforts to satisfy conditions to the consummation of the Transactions. The parties also agreed to abide by certain confidentiality and solicitation provisions, to use reasonable best efforts to consummate the Mergers, to provide indemnification and insurance for Tuscan’s and the Company’s directors and officers, and to take certain actions to effectuate an extension of the period of time for Tuscan to complete its initial business combination.

The Merger Agreement also contains additional covenants of the parties, including, among others:

•        Each of Tuscan and the Surf Entities will cooperate in the preparation and filing of the registration statement of which this proxy statement/prospectus forms a part, and this proxy statement/prospectus for the solicitation of approval of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, among other proposals to be considered by Tuscan’s stockholders, and the prospectus for the offer and sale of shares of SAM Common Stock and the SAM Warrants issuable in the Mergers and the shares of SAM Common Stock issuable to the stockholders of Southern. The proxy statement will be sent to the holders of Tuscan Common Stock as soon as practicable following the date on which the registration statement is declared effective by the SEC (but in any event, within 10 business days following such date) for the purpose of soliciting proxies from holders of Tuscan Common Stock to vote at the Tuscan stockholders meeting in favor of the Tuscan proposals.

•        Tuscan will, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon the SPAC Proposals (as defined in the Merger Agreement) and certain related proposals (the “Tuscan Stockholder Approval”). Tuscan will hold the meeting as soon as practicable after the date on which the registration statement becomes effective. Tuscan will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the proposals and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders with respect to the Tuscan Stockholder Approval.

•        The Company will use its reasonable best efforts to solicit and obtain the approval (the “Company Member Approval”) of the Company Proposals (as defined in the Merger Agreement) and certain related proposals (including a proposal to convert the preferred shares of the Company into Ordinary Shares immediately prior to the Second Effective Time), by the requisite number of holders of Ordinary Shares and preferred shares of the Company, as promptly as practicable, and in any event within ten (10) business days after the registration statement is declared effective by the SEC.

•        SAM will adopt an incentive equity plan and employee stock purchase plan, each to be effective in connection with the Closing.

•        Tuscan will use reasonable best efforts to ensure Tuscan remains listed as a public company on, and for the Tuscan Common Stock and Tuscan Warrants to continue to be listed on, Nasdaq until the Closing, and Tuscan and SAM will use reasonable best efforts to cause the SAM Common Stock and SAM Warrants to be listed on Nasdaq following the Closing.

•        SAM and the Company shall use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the Southern Acquisition to be consummated on the terms set forth in the Southern Acquisition Agreement.

•        Following the execution of the Merger Agreement and prior to the date that the registration statement has become effective, the Company and Tuscan shall work in good faith to (a) enter into non-redemption agreements with certain stockholders of Tuscan, which shall provide, among other things, that such stockholders of Tuscan shall not exercise Redemption Rights (as defined in the Merger Agreement) with respect to the shares of Tuscan Common Stock held by such stockholders and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of SAM to be consummated substantially concurrently with the consummation of the Mergers, in each case, on terms mutually acceptable to the Company and SPAC (with each such party acting reasonably and in good faith).

If any such transaction requires any make whole rights, grants, issuances or transfers of additional equity securities or other similar terms, then, subject to the mutual agreement of each of the Company and Tuscan, up to, but not exceeding, the number of At-Risk Sponsor Shares shall be distributed, issued or transferred to the counterparty of such transaction, or held back by SAM.

Conditions to the Closing of the Business Combination

Mutual Conditions

The consummation of the Business Combination is conditioned upon the following (unless waived, where permissible), among other things:

•        The Tuscan Stockholder Approval and the Company Member Approval having been received by Tuscan and the Company, respectively.

•        No governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award which is then in effect and has the effect of making the First Merger or the Second Merger illegal or otherwise prohibiting consummation of the First Merger or the Second Merger.

•        The Southern Acquisition having been consummated (which consummation shall be effective simultaneously with the Mergers).

•        All required filings under the HSR Act completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the First Merger and the Second Merger under the HSR Act has expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder have been obtained.

•        SAM has at least $5,000,001 of net tangible assets (after giving effect to redemptions by Tuscan’s public stockholders) immediately following the Closing.

•        The registration statement of which this proxy statement/prospectus forms a part having become effective in accordance with the provisions of the Securities, no stop order having been issued by the SEC that remains in effect with respect to the registration statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending.

•        The Transaction Documents (as defined in the Merger Agreement) remain in full force and effect and have not been rescinded or terminated by any of the parties thereto.

Other Conditions to Tuscan’s Obligations

The obligations of Tuscan to consummate the Business Combination is also conditioned upon (unless waived by Tuscan, where permissible), among other things:

•        The accuracy of the representations and warranties of the Surf Entities (subject to certain bring-down standards).

•        Performance in all material respects of the covenants of the Surf Entities required by the Merger Agreement to be performed on or prior to the Closing.

•        All outstanding material indebtedness owed to the Surf Entities by any person who will become an officer of SAM upon the Closing, or any person designated by the Company who will become a director of SAM upon the Closing, having been repaid in full; all outstanding material guaranties and similar arrangements pursuant to which the Company or any of its subsidiaries has guaranteed the payment or performance of any obligations of any such officer or director to a third party having been terminated; and no affiliate of the Company owning any direct equity interests in any company that utilizes in its name or otherwise “Surf Air” or any derivative thereof.

Other Conditions to the Surf Entities’ Obligations

The obligations of the Surf Entities to consummate the Business Combination are also conditioned upon (unless waived by the Surf Entities, where permissible), among other things:

•        The accuracy of the representations and warranties of Tuscan (subject to certain bring-down standards).

•        Performance in all material respects of the covenants of Tuscan required by the Merger Agreement to be performed on or prior to the Closing.

•        The approval for listing on Nasdaq of SAM Common Stock to be issued in connection with the Business Combination, subject, if applicable, to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

•        The Available Cash being equal to or greater than $300 million. In determining Available Cash, $400 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing and the funds invested under the SAFEs will be deemed received by SAM substantially concurrently with the Closing. Because the funds under the Share Subscription Facility are deemed received at the Closing, but may not be funded until after the Closing if at all, the Available Cash closing condition may be satisfied even if the actual cash on hand is substantially less than $300 million.

•        If Tuscan does not complete the Business Combination with Surf Air by January 9, 2023, we expect Tuscan’s securities will be delisted from Nasdaq (subject to any further review by the Nasdaq Listing Council and Nasdaq Board) and in such event we expect the SAM Common Stock will not be eligible for listing on Nasdaq at the Closing. Because the listing of the SAM Common Stock is a condition to Closing as set forth above, if the Closing does not occur by January 9, 2023, we expect the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Commercial and Strategic Arrangement Condition

The aggregate consideration payable to the security holders of the Company and Southern at the closing of the Business Combination is a number of shares of SAM Common Stock equal to (i) $850 million, less (B) the amount of indebtedness of the Company and its subsidiaries (including any SAFEs of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15 million, plus (C) if the Commercial and Strategic Arrangement Condition is satisfied as of prior to the Closing, $100 million, divided by (ii) $10.00.

The Commercial and Strategic Arrangement Condition is satisfied if the Company, SAM or any of their respective Subsidiaries enters into (i) a Commercial and Strategic Arrangement with certain airlines or (ii) a fleet order to provide 50 or more electrified aircraft or powertrains to a reputable U.S. or non-U.S. airline, in either case prior to the later of (i) the Closing and (ii) December 31, 2022.

Earnout Provisions

Following the Closing of the Mergers and the Southern Acquisition, the security holders of the Company, pursuant to the Merger Agreement, and Southern, pursuant to the Southern Acquisition, will have the contingent right to receive, as additional consideration, up to an aggregate of 28,000,000 Earnout Shares, or 38,000,000 Earnout Shares if the Commercial and Strategic Arrangement Condition is not satisfied prior to the Closing of the Merger.

Under the earnout provisions of the Merger Agreement, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time:

(i)     6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for SAM filed with the SEC, SAM’s total audited revenue is at least $200 million or the volume-weighted average price of the SAM Common Stock is at least $12.00 for 20 out of 30 trading days after the six-month anniversary of the Closing and prior to the five-year anniversary of the closing;

(ii)    6,125,000 Earnout Shares, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 for SAM filed with the SEC, SAM’s total audited revenue is at least $425 million or the volume-weighted average price of the SAM Common Stock is at least $14.00 for 20 out of 30 trading days after the one-year anniversary of the closing and prior to the five-year anniversary of the Closing;

(iii)   6,125,000 Earnout Shares, if on or prior to December 31, 2025, SAM or any of its subsidiaries receives certification from the Federal Aviation Administration (“FAA”) for a hybrid-electric propulsion system for the Cessna Model 208B Grand Caravan EX aircraft or the volume-weighted average price of the SAM Common Stock is at least $16.00 for 20 out of 30 trading days after the one-year anniversary of the Closing and prior to the five-year anniversary of the closing; and

(iv)   6,125,000 Earnout Shares, if, on or prior to the five-year anniversary of the Closing, SAM or any of its subsidiaries receives certification from the FAA for a fully-electric propulsion system for the Cessna Model 208B Grand Caravan EX or the volume-weighted average price of the SAM Common Stock is at least $18.00 for 20 out of 30 trading days after the one-year anniversary of the closing and prior to the five-year anniversary of the closing.

In addition, SAM will issue to the holders of the Company Ordinary Shares as of the Second Effective Time 8,750,000 shares of SAM Common Stock, if the Commercial and Strategic Arrangement Condition is not satisfied prior to the closing, but is satisfied after the closing and prior to December 31, 2022. Pursuant to the Southern Acquisition, the remaining 4,750,000 shares of SAM Common Stock comprising the earnout consideration likewise are issuable to the stockholders of Southern upon satisfaction of the earnout conditions described above.

Termination

The Merger Agreement may be terminated and the Business Combination abandoned as follows:

•        by written mutual consent of Tuscan and the Company;

•        by either Tuscan or the Company, if the First Effective Time has not occurred on or before the Outside Date; provided that the Outside Date shall automatically be extended without any further action by any party until February 17, 2023 if either (i) the registration statement of which this proxy statement/prospectus forms a part has not been declared effective by the SEC, or (ii) the registration statement has been declared effective by the SEC, but the Tuscan Stockholder Approval has not been obtained at least five business days prior to then-current Outside Date; and provided that this termination right is not available to a party that is in breach or violation of the Merger Agreement and such breach or violation is the primary cause of the failure to close by the Outside Date;

•        by either Tuscan or the Company, if a governmental authority has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the First Merger or the Second Merger, illegal or otherwise preventing or prohibiting consummation of the First Merger or the Second Merger;

•        by either Tuscan or the Company, if the Tuscan Stockholder Approval is not obtained;

•        by either Tuscan or the Company, if the other party has breached any of its covenants or representations and warranties such that the terminating party’s closing conditions would not be satisfied (subject to a thirty-day cure period), provided that this termination right is not available to a party that is in breach of the Merger Agreement such that the other party’s closing conditions would not be satisfied;

•        by Tuscan, if the Company Member Approval is not obtained on or prior to the date of the meeting of Tuscan’s stockholders called to obtain the Tuscan Stockholder Approval;

•        by Tuscan, if the Surf Combination Agreement (as defined in the Merger Agreement) has been validly terminated; or

•        by the Company, if an extension of the period of time for Tuscan to complete its initial business combination is not approved by the requisite holders of the Tuscan Common Stock in accordance with the Merger Agreement.

Upon termination of the Merger Agreement, the Merger Agreement will become void, and there will be no liability under the Merger Agreement on the part of any party, except for willful and intentional breach of the Merger Agreement prior to such termination. If the Merger Agreement is not properly terminated, it will remain in full force and effect, and each party will have the right to enforce the agreement in accordance with its terms, including by seeking specific performance.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement and other transaction documents, if the transactions contemplated by the Merger Agreement are not consummated, all expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. Under the Merger Agreement, filing fees for the registration statement and for any filings required under antitrust laws will be split evenly between the Company and Tuscan.

Notwithstanding the foregoing, if at the time of termination of the Merger Agreement, Tuscan was entitled to terminate the Merger Agreement because the Southern Acquisition Agreement had been validly terminated, and certain other conditions are met, the Company will reimburse Tuscan for 50% of its out-of-pocket expenses reasonably incurred in connection with the transactions, up to $250,000.

Waiver

Either Tuscan or any of the Surf Entities may extend the time for performance of any obligation of any other party, waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and waive compliance with any agreements of any other party or any condition to its own obligations contained in the Merger Agreement. Notwithstanding the foregoing, pursuant to Tuscan’s amended and restated certificate of incorporation, Tuscan cannot consummate the Business Combination if, immediately prior to the Closing, Tuscan has less than, and upon consummation of the Business Combination, SAM has less than, $5,000,001 of net tangible assets, after taking into account any redemptions of Tuscan shares held by public stockholders.

Amendments

The Merger Agreement may be amended only in writing by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the First Effective Time. However, after approval of the Business Combination Proposal is obtained, there shall be no amendment or waiver that, pursuant to applicable law, requires further approval of the Tuscan stockholders, without the receipt of such further approval. Furthermore, after the Company Member Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable law, requires further approval of the members of the Company, without receipt of such further approval.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by, and construed in accordance with, the laws of Delaware applicable to contracts executed in and to be performed in Delaware. All actions and proceedings arising out of or relating to the Merger Agreement will be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in Delaware. Each of the parties to the Merger Agreement has (a) submitted to the exclusive jurisdiction of the Delaware Chancery Court (or, if such court does not have subject matter jurisdiction, any state or federal court located in Delaware) for the purpose of any action arising out of or relating to the Merger Agreement or certain other related agreements brought by any party to the Merger Agreement or such other related agreements, and (b) irrevocably waived, and agreed not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that the Merger Agreement or the transactions contemplated thereby may not be enforced in or by any of the above-named courts.

PROPOSAL NO. 2: THE CHARTER AMENDMENTS PROPOSAL

Overview

If the Business Combination is consummated, SAM will adopt the Amended and Restated Certificate of Incorporation in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Tuscan Board, is necessary to adequately address the needs of SAM following the Closing.

The following table sets forth a summary of the principal proposed the differences between the current certificate of incorporation of Tuscan and the Amended and Restated Certificate of Incorporation. This summary is qualified by reference to the complete text of the Amended and Restated Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Amended and Restated Certificate of Incorporation in its entirety for a more complete description of its terms.

	Current Certificate of Incorporation	Amended and Restated Certificate of Incorporation
Number of Authorized Shares

Tuscan is currently authorized to issue 51,000,000 shares of which 50,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of September 15, 2022 there were 7,335,601 shares of common stock outstanding.

Tuscan’s certificate provides that, in the event that a Business Combination (as defined in Tuscan’s certificate) is consummated, any holder of shares of Common Stock (as defined in Tuscan’s certificate) sold in the IPO (as defined in Tuscan’s certificate) may demand that the Corporation convert his IPO Shares (as defined in Tuscan’s certificate) into cash. If so demanded, the Corporation shall, promptly after consummation of the Business Combination, convert such shares into cash at a per share price equal to the quotient determined by dividing (i) the amount then held in the trust account including any interest earned on the funds held in the trust account net of interest that may be used by the Corporation to pay its franchise and income taxes payable, calculated as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares then outstanding.

The total number of shares of all classes of capital stock that SAM is authorized to issue is 500,000,000 shares, consisting of 495,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Immediately following consummation of the Business Combination, Surf Air common stock and Southern common stock will be canceled in exchange for the right to receive, or the reservation of, an aggregate of 82,545,330 shares of SAM Common Stock, or, as applicable, shares underlying awards based on Surf Air common stock, representing the Company Merger Consideration.

SAM is expected to have approximately 97,755,965 shares of SAM Common Stock outstanding, assuming no redemptions.

Name	Tuscan Holdings Corp. II.	Surf Air Mobility Inc.
Purpose

The purpose of Tuscan is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Tuscan by law and those incidental thereto, Tuscan shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Tuscan including, but not limited to, a Business Combination.

The Amended And Restated Certificate Of Incorporation provides that the purpose of SAM is to engage in any lawful act or activity for which a corporation may be organized under the DGCL as the same exists or may hereafter be amended.

	Current Certificate of Incorporation	Amended and Restated Certificate of Incorporation
Provisions Specific to a Blank Check Company	Article Six governs the Business Combination, but will be terminated upon the consummation of such Business Combination.	No specific provision exists as to operating as a blank check company.
Classified Board

The directors of Tuscan shall be divided into three classes: Class A, Class B, and Class C.

The number of directors in each class shall be fixed exclusively by the Tuscan Board and shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class C director for a term expiring at the Corporation’s third annual meeting of stockholders. The Class C director shall then appoint additional Class A, Class B and Class C directors, as necessary. The directors in Class A shall be elected for a term expiring at the first annual meeting of stockholders, the directors in Class B shall be elected for a term expiring at the second annual meeting of stockholders and the directors in Class C shall be elected for a term expiring at the third annual meeting of stockholders. Commencing at the first annual meeting of stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Tuscan Board, including unfilled vacancies resulting from the removal of directors for cause, may be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

The directors of SAM (other than those directors elected by the holders of any series or class of preferred stock provided for or fixed pursuant to Article IV of the Amended And Restated Certificate Of Incorporation) shall be and are divided into three (3) classes, designated Class A, Class B and Class C.

Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire board. The board may assign members of the board already in office at the Effective Time to such classes. Subject to the rights of holders of any series or class of preferred stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at SAM’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at SAM’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at SAM’s third annual meeting of stockholders held after the Effective Time.

	Current Certificate of Incorporation	Amended and Restated Certificate of Incorporation
Choice of Forum

Unless Tuscan consents in writing to the selection for an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring

(i)     any derivative action or proceeding brought on behalf of Tuscan,

(ii)    any action asserting a claim for breach of a fiduciary duty owed by any director, officer, or other employee, agent or stockholder of Tuscan to Tuscan or Tuscan’s stockholders,

(iii)   any action asserting a claim against Tuscan, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or the Existing Bylaws, or

(iv)   any action asserting a claim against Tuscan, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel (subject to certain exceptions).

The above provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

The Amended and Restated Certificate of Incorporation generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to:

(i)     any derivative action or proceeding brought on behalf of SAM,

(ii)    any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of SAM to SAM or SAM’s stockholders,

(iii)   any action asserting a claim against SAM, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws,

(iv)   any action asserting a claim against SAM, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions.

The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Reasons for the Adoption of the Amended and Restated Certificate of Incorporation

In the judgment of the Tuscan Board, the Amended and Restated Certificate of Incorporation is necessary to address the needs of SAM stockholders following the Closing. In particular:

•        The greater number of authorized shares of capital stock is desirable for SAM to have sufficient shares to complete the Business Combination. Additionally, the Tuscan Board believes that it is important for SAM to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs. The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which SAM may provide equity incentives to employees, directors and officers. The Tuscan Board believes that these additional shares will provide SAM with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•        The Tuscan Board believes the three-class classified board structure will help to attract and retain qualified director candidates who are willing to make long-term commitments of their time and energy. In addition, the three-class classified board structure reduces SAM’s vulnerability to coercive takeover tactics and inadequate takeover bids, by encouraging persons seeking control of SAM to negotiate with the SAM Board and thereby better positioning the SAM Board to negotiate effectively on behalf of all of SAM’s stockholders. The three-class classified board structure is designed to safeguard against a hostile purchaser replacing a majority of SAM’s Board with its own nominees at a single meeting, thereby gaining control of SAM and its assets without paying fair value to the combined Company’s stockholders.

•        The Tuscan Board believes the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the United States, as applicable, is the sole and exclusive forum, in order that SAM is not subject to such types of claims in numerous jurisdictions, unless SAM consents in writing to the selection of an alternative forum.

Required Vote

The approval of the Charter Amendments Proposal will require the affirmative vote of holders of a majority of Tuscan’s outstanding shares of Tuscan Common Stock entitled to vote thereon at the special meeting. Accordingly, if a valid quorum is established, a Tuscan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Amendments Proposal will have the same effect as a vote “AGAINST” this proposal.

The Charter Amendments Proposal is conditioned on the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal. Therefore, if the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are not approved, the Charter Amendments Proposal will have no effect, even if approved by our public stockholders.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has indicated that it intends to vote its shares of Tuscan Common Stock in favor of the Charter Amendments Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENTS PROPOSAL.

PROPOSAL NO. 3: THE DIRECTOR ELECTION PROPOSAL

Assuming the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the special meeting, stockholders are being asked to elect seven directors to the SAM Board, effective upon the Closing, with each Class A director having a term that expires at SAM’s first annual meeting of stockholders following the effectiveness of the SAM amended and restated Charter, each Class B director having a term that expires at SAM’s second annual meeting of stockholders following the effectiveness of the Amended and Restated Certificate of Incorporation and each Class C director having a term that expires at SAM’s third annual meeting of stockholders following the effectiveness of the Amended and Restated Articles of Incorporation, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposals, the Incentive Plan Proposal and the ESPP Proposal.

The SAM Board has nominated [            ] and [            ], as Class A Directors, [            ] and [            ], as Class B Directors, [            ], [            ] and [            ], as Class C Directors. See the section entitled “Management of SAM After the Business Combination.”

Upon the consummation of the Business Combination, the SAM Board is expected to consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, SAM will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below. See the section entitled “Management of SAM After the Business Combination.”

Required Vote

If a quorum is present, directors will be elected by a plurality of the votes cast by the holders of Tuscan Common Stock present in person (including by presence at a virtual meeting) or represented by proxy at the special meeting. This means that the seven director nominees who receive the most affirmative votes from such stockholders will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (including by presence at a virtual meeting) at the special meeting, abstentions and broker non-votes will have no effect on the vote.

The Business Combination is conditioned upon the approval of the Director Election Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of each of the seven director nominees to the Board in the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has indicated that it intends to vote its shares of Tuscan Common Stock in favor of the Director Election Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE SAM BOARD IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 4: THE NASDAQ PROPOSAL

In connection with the Business Combination, an additional amount of shares of SAM Common Stock are proposed to be issued, including (a) the issuance of shares of SAM Common Stock, including as earnout consideration, pursuant to Mergers and the Southern Acquisition, (b) the issuance of shares of SAM Common Stock in a private placement transaction pursuant to the Share Purchase Agreement, and (c) the issuance of shares of SAM Common Stock in a private placement transaction pursuant to the conversion of the SAFEs. We are seeking stockholder approval of the issuance of such shares of SAM Common Stock in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if (1) where, due to the present or potential issuance of SAM Common Stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for SAM Common Stock, other than a public offering for cash: (A) the SAM Common Stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for SAM Common Stock; or (B) the number of shares of SAM Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of SAM Common Stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Nasdaq Listing Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of SAM Common Stock, or securities convertible into or exercisable for SAM Common Stock, could result in an increase in outstanding common shares or voting power of 5% or more.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a 20% issuance at a price that is less than the minimum price. A 20% issuance is a transaction, other than a public offering as defined in Nasdaq rules, involving the sale, issuance or potential issuance by the issuer (or securities convertible into or exercisable for SAM Common Stock), which alone or together with sales by officers, directors or Substantial Shareholders, equals 20% or more of the SAM Common Stock or 20% or more of the voting power outstanding before the issuance. The minimum price is the lower of: (i) the Nasdaq official closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the SAM Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

The maximum aggregate number of shares of SAM Common Stock issuable in connection with the Business Combination and related transactions represents greater than 20% of the number of shares of Tuscan Common Stock outstanding before the issuance. The maximum aggregate number of shares of SAM Common Stock issuable under the Share Subscription Facility and the SAFEs also separately represents more than 20% of the number of shares of Tuscan Common Stock outstanding before the issuance and, because the price may at which the shares are sold may vary with the market price, is deemed to be at a price less than the minimum price. The issuance of such shares would result in significant dilution to our stockholders. [In addition, certain of the former members of Surf Air will beneficially own more than 20% of the outstanding SAM Common Stock immediately after the Closing of the Business Combination, which may be deemed to result in a change of control under Nasdaq Listing Rules.] As a result, stockholder approval of the issuance of shares of SAM Common Stock issuable in connection with the Business Combination and related transactions is required under Nasdaq rules.

Required Vote

The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Tuscan Common Stock present and entitled to vote at the special meeting. Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” this proposal. Broker non-votes, if any, will have the same effect as a vote “against” this proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on this proposal.

If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the special meeting. Closing of the Business Combination is conditioned upon the approval of the Nasdaq Proposal.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has indicated that it intends to vote its shares of Tuscan Common Stock in favor of the Nasdaq Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 5: THE INCENTIVE PLAN PROPOSAL

General

Assuming the Business Combination Proposal, the Charter Amendments Proposal and the Nasdaq Proposal are approved, Tuscan Stockholders are being asked to approve the Surf Air Mobility Inc. 2022 Equity Incentive Plan (the “2022 Plan”). Up to [      ] shares of the Company’s common stock (“Common Stock”) will initially be reserved for issuance under the 2022 Plan, and additional shares will become available for issuance under the 2022 Plan each year as described below under “Aggregate Share Limit.” The Company Board has approved the 2022 Plan, subject to stockholder approval at the special meeting.

The 2022 Plan is intended to replace the Surf Air Global Limited 2016 Equity Incentive Plan (the “2016 Plan”), which the Company will assume in the Business Combination. Following the Closing, no additional awards will be granted under the 2016 Plan, although all stock awards granted under the 2016 Plan that are outstanding immediately prior to the Closing will be assumed by the Company and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2016 Plan.

The Company believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the proposed 2022 Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, the Tuscan Board recommends that the Tuscan stockholders approve the 2022 Plan.

Summary Description of the 2022 Equity Incentive Plan

The principal terms of the 2022 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2022 Plan, which appears as Annex D to this proxy statement/prospectus.

Purpose

The purpose of the 2022 Plan is to promote the success of the Company by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and stockholders.

Administration

The Company’s Board or one or more committees appointed by the Company Board will administer the 2022 Plan. The Company Board has delegated general administrative authority for the 2022 Plan to the Compensation Committee. The Company Board or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the 2022 Plan. (The appropriate acting body, be it the Company Board or a committee or other person within its delegated authority is referred to in this proposal as the “Administrator”).

The Administrator has broad authority under the 2022 Plan, including, without limitation, the authority:

•        to select eligible participants and determine the type(s) of award(s) that they are to receive;

•        to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;

•        to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the maximum term of the award);

•        to cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

•        subject to the other provisions of the 2022 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;

•        to determine the method of payment of any purchase price for an award or shares of the Common Stock delivered under the 2022 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Common Stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;

•        to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where the Company or one of its subsidiaries operates or where one or more eligible participants reside or provide services;

•        to approve the form of any award agreements used under the 2022 Plan; and

•        to construe and interpret the 2022 Plan, make rules for the administration of the 2022 Plan, and make all other determinations for the administration of the 2022 Plan.

No Repricing

In no case (except due to an adjustment to reflect a stock split or other event referred to under “Adjustments” below, or any repricing that may be approved by stockholders) will the Administrator (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Eligibility

Persons eligible to receive awards under the 2022 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries. We estimate that, immediately following the Closing of the Business Combination, approximately [            ] officers and employees of the Company and its subsidiaries (including all of the Company’s named executive officers), and each of the [            ] members of the Company’s Board who are not employed by the Company or any of its subsidiaries (“Non-Employee Directors”), will be considered eligible under the 2022 Plan. In addition, we estimate that approximately [            ] individual consultants and advisors engaged by the Company and its subsidiaries will then be considered eligible under the 2022 Plan.

Aggregate Share Limit

The maximum number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2022 Plan equals the sum of the following (such total number of shares, the “Share Limit”):

•        [            ] shares, plus

•        the number of any shares subject to stock options granted under the 2016 Plan and outstanding as of the date of stockholder approval of the 2022 Plan (the “Stockholder Approval Date”) which expire, or for any reason are canceled or terminated, after the Stockholder Approval Date without being exercised, plus

•        the number of any shares subject to restricted stock awards granted under the 2016 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, canceled, or otherwise reacquired by the Company after the Stockholder Approval Date without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) five percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Company Board.

As of [    ], 2022, approximately [    ] shares were subject to stock options then outstanding under the 2016 Plan, and approximately [    ] shares were subject to unvested restricted stock awards then outstanding under the 2016 Plan. (These numbers do not include awards of restricted stock units then outstanding under the 2016 Plan that will vest and be paid upon the Closing of the Business Combination.) As noted above, no additional awards will be granted under the 2016 Plan.

Additional Share Limits

The following other limits are also contained in the 2022 Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above.

•        The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is [    ] shares. (For clarity, any shares issued in respect of incentive stock options granted under the plan will also count against the overall Share Limit above.)

•        Awards that are granted under the 2022 Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2022 Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by the Company to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $[    ]; provided that this limit is $[    ] as to (1) a Non-Employee Director who is serving as the independent Chair of the Company Board at the time the applicable grant is made or (2) any new Non-Employee Director for the calendar year in which the non-employee director is first elected or appointed to the Company Board. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Company’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Company or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Share-Limit Counting Rules.

The Share Limit of the 2022 Plan is subject to the following rules:

•        Shares that are subject to or underlie awards which expire or for any reason are canceled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2022 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2022 Plan.

•        Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2022 Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise.)

•        Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the 2022 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the 2022 Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the 2022 Plan.

•        To the extent that an award granted under the 2022 Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2022 Plan.

•        In the event that shares are delivered in respect of a dividend equivalent right granted under the 2022 Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the 2022 Plan other than the aggregate Share Limit.

In addition, the 2022 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2022 Plan. The Company may not increase the applicable share limits of the 2022 Plan by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards

The 2022 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in the Common Stock or units of the Common Stock, as well as cash bonus awards. The 2022 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of the Common Stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of the Common Stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2022 Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2022 Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of the Common Stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Common Stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2022 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the 2022 Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals

The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2022 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Common Stock, provided that any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).

Assumption and Termination of Awards

If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its Common Stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Company, awards then-outstanding under the 2022 Plan will not automatically become fully vested pursuant to the provisions of the 2022 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2022 Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target” performance level), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2022 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

Transfer Restrictions

Subject to certain exceptions contained in Section 5.6 of the 2022 Plan, awards under the 2022 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).

Adjustments

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2022 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority

The 2022 Plan does not limit the authority of the Company Boards or any committee to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

Termination of or Changes to the 2022 Plan

The Company Board may amend or terminate the 2022 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Company Board. Unless terminated earlier by the Company Board and subject to any extension that may be approved by stockholders, the authority to grant new awards under the 2022 Plan will terminate on [ ], 2032. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

U.S. Federal Income Tax Consequences of Awards under the 2022 Plan

The U.S. federal income tax consequences of the 2022 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2022 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2022 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2022 Plan in connection with a “change in control” (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, under Section 162(m) of the Code, the aggregate compensation in excess of $1 million payable to current or former named executive officers (including amounts attributable to equity-based and other incentive awards) may not be deductible by the Company in certain circumstances.

Specific Benefits under the 2022 Equity Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the 2022 Plan. The Company is not currently considering any other specific award grants under the 2022 Plan. If the 2022 Plan had been in existence in fiscal 2021, the Company expects that its award grants for fiscal 2021 would not have been substantially different from those actually made by the Company in that year. For information regarding share-based awards granted to the named executive officers during fiscal 2021, see the material under the heading “Executive Compensation Following the Business Combination” below.

Equity Compensation Plan Information

Tuscan did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2021.

Required Vote

The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock present and entitled to vote at the special meeting. Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” this proposal. Broker non-votes, if any, will have the same effect as a vote “against” this proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on this proposal.

The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendments Proposal and the Nasdaq Proposal. If the Incentive Plan Proposal is approved by the stockholders but either the Business Combination Proposal, the Charter Amendments or the Nasdaq Proposal is not approved, or the Merger Agreement is terminated or the Business Combination is not otherwise consummated, the Incentive Plan Proposal will not become effective.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has indicated that it intends to vote its shares of Tuscan Common Stock in favor of the Incentive Plan Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6: THE ESPP PROPOSAL

General

Assuming the Business Combination Proposal, and the Nasdaq Proposal are approved, stockholders are being asked to approve the Surf Air Mobility Inc. Employee Stock Purchase Plan (the “ESPP”). A total of [      ] shares of the Company’s common stock (“Common Stock”) will initially be reserved for issuance under the ESPP, and additional shares will become available for issuance under the ESPP each year as described below under “Limits on Authorized Shares; Limits on Contributions.” The Company Board has approved the ESPP, subject to stockholder approval at the special meeting.

Under the ESPP, shares of the Common Stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of the Common Stock at a discount during periodic offering periods. The ESPP will not be effective without stockholder approval.

The Company Board believes that the ESPP will help the Company retain and motivate eligible employees and will help further align the interests of eligible employees with those of the Company’s stockholders. [The Company has not yet determined the timing of the initial offering period under the ESPP.]

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which appears as Annex E to this proxy statement/prospectus.

Purpose.    The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the Common Stock at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company’s employ and to advance the best interests of the Company and those of the Company’s stockholders.

Operation of the ESPP.    It is currently expected that the ESPP will operate in successive six-month periods referred to as “Offering Periods.” The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple “purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.

On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of the Common Stock. A participant must designate in the election the percentage of the participant’s compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. A participant generally may elect to terminate, but may not otherwise increase or decrease, his or her contributions to the ESPP during an Offering Period. Amounts contributed to the ESPP constitute general corporate assets of the Company and may be used for any corporate purpose.

Each option granted under the ESPP will automatically be exercised on the last day of the Offering Period with respect to which it was granted, or the last day of each purchase period for an Offering Period that consists of multiple purchase periods (each such date on which ESPP options are exercised is referred to as an “Exercise Date”). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant’s ESPP account balance as of the Exercise Date by the Option Price for the applicable period. The determination of the “Option Price” for each Offering Period (or each purchase period within an Offering Period) will be established by the ESPP administrator in advance of the applicable period, except that in no event may the Option Price be lower than the lesser of (i) 85% of the fair market value of a share of the Common Stock on the applicable Grant Date, or (ii) 85% of the fair market value of a share of the Common Stock on the applicable Exercise Date. A participant’s ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price for the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility.    Only certain employees will be eligible to participate in the ESPP. To participate in an Offering Period, on the Grant Date of that period an individual must:

•        be employed by the Company or one of its subsidiaries that has been designated as a participating subsidiary;

•        be customarily employed for more than 20 hours per week; and

•        be customarily employed for more than five months per calendar year.

We estimate that, immediately following the Closing of the Business Combination, approximately [            ] officers and employees of the Company and its subsidiaries (including all of the Company’s named executive officers), would be eligible to participate in the ESPP if the plan were then in effect.

Limits on Authorized Shares; Limits on Contributions.    If stockholders approve the ESPP, a maximum of [            ] shares of the Common Stock will initially be available for delivery under the plan. In addition, this share limit will automatically increase on the first trading day in January of each of the calendar years during the term of the ESPP, with the first such increase to occur in January 2023, by an amount equal to the lesser of (A) one percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B) [            ] shares of Common Stock, or (C) such number of shares of Common Stock as may be established by the Company Board.

Participation in the ESPP is also subject to the following limits:

•        A participant cannot contribute more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.

•        A participant cannot purchase more than [            ] shares of the Common Stock under the ESPP in any one Offering Period (subject to adjustment by the ESPP administrator for any Offering Period that is longer or shorter than six months).

•        A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.

•        A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code (the “Code”).

We have the flexibility to change the 15%-contribution and the individual-share limit referred to above from time to time without stockholder approval. However, we cannot increase the aggregate share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Antidilution Adjustments

As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation

A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.

If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions

A participant’s rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration

The ESPP is administered by the Company Board or by a committee appointed by the Company Board. The Company Board has appointed the Compensation Committee of the Company Board as the administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans

The ESPP does not limit the ability of the Company Board or any committee of the Company Board to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

Amendments

The Company Board generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of the Company whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.

Termination

No new Offering Periods will commence under the ESPP on or after [ ], 2032, unless the Company Board terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), subject to any provision made by the Company Board for the assumption or continuation of the options then outstanding under the ESPP, the Offering Period then in progress will be shortened and the outstanding options will automatically be exercised on a date established by the ESPP administrator that is not more than 10 days before the Closing of the transaction.

Federal Income Tax Consequences of the ESPP

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and does not describe state, local or international tax consequences.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant’s ESPP contributions are deducted from compensation that is taxable to the participant and for which the Company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a “Required Holding Period” before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date), or (2) the gain on the sale of the shares. Any portion of the participant’s gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a “Disqualifying Disposition” if the participant disposes of the shares before the Required Holding Period has been met. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Exercise Date on which the participant acquired the shares, and the Company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. The Company will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of the Common Stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Equity Compensation Plan Information

Tuscan did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2021.

Required Vote

The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock present and entitled to vote at the special meeting. Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” this proposal. Broker non-votes, if any, will have the same effect as a vote “against” this proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on this proposal.

The ESPP Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendments Proposal and the Nasdaq Proposal. If the ESPP Proposal is approved by the stockholders but either the Business Combination Proposal, the Charter Amendments or the Nasdaq Proposal is not approved, or the Merger Agreement is terminated or the Business Combination is not otherwise consummated, the ESPP Proposal will not become effective.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has indicated that it intends to vote its shares of Tuscan Common Stock in favor of the ESPP Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 7: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows Tuscan’s Board to submit a proposal to adjourn the special meeting to a later date or dates if it is determined by Tuscan that additional time is necessary to complete the Business Combination for any reason. In no event will Tuscan solicit proxies to adjourn the special meeting or consummate the Business Combination beyond the date by which it may properly do so under the Merger Agreement or Tuscan’s Existing Charter (in either case, as the same may be amended from time to time) and Delaware law. The purpose of the Adjournment Proposal is to provide more time to consummate the Business Combination if necessary. Tuscan’s presiding officer may present the Adjournment Proposal if Tuscan is unable to consummate the Business Combination for any reason. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of the Sponsor and Tuscan’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the special meeting upon approval of an Adjournment Proposal, any officer of Tuscan entitled to preside at or to act as secretary of such meeting is empowered by the Tuscan bylaws to postpone the meeting pursuant to the Tuscan bylaws if Tuscan is unable to consummate the Business Combination for any reason.

If an Adjournment Proposal is presented to the meeting and is not approved by the stockholders, the Tuscan Board may not be able to adjourn the special meeting to a later date if Tuscan is unable to consummate the Business Combination (because either the Business Combination Proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote

The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock present and entitled to vote at the special meeting. Because shares subject to abstentions are present and entitled to vote at the special meeting, abstentions will have the same effect as a vote “against” this proposal. Broker non-votes, if any, will have the same effect as a vote “against” this proposal, as long as they are entitled to be voted on at least one matter at the special meeting. If they are not entitled to be voted on any matters, they will have no effect on this proposal.

Approval of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

The sponsor beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has indicated that it intends to vote its shares of Tuscan Common Stock in favor of the Adjournment Proposal.

THE TUSCAN BOARD RECOMMENDS THAT THE TUSCAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER INFORMATION RELATED TO TUSCAN

Introduction

Tuscan was incorporated under the laws of the State of Delaware on March 5, 2019 for the purpose of effecting a merger, share purchase, reorganization or other similar business combination with one or more businesses or entities. Tuscan’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Merger Agreement, Tuscan’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Initial Public Offering and Simultaneous Private Placement

On July 16, 2019, Tuscan completed its initial public offering of 15,000,000 Tuscan Units, with each unit consisting of one share of Tuscan Common Stock and one-half of one redeemable Tuscan Warrant, with each whole Tuscan Warrant entitling the holder to purchase one share of Tuscan Common Stock at a price of $11.50, raising total gross proceeds of approximately $150 million. Simultaneously with closing of the initial public offering, Tuscan consummated the sale of 215,000 private units and 2,150,000 private warrants in a private placement at a price of $10.00 per unit and $1.00 per warrant, respectively, generating gross proceeds of $4,300,000. On July 19, 2019, Tuscan consummated the sale of an additional 2,250,000 Tuscan Units that were subject to the underwriters’ over-allotment option, for additional gross proceeds of $22,500,000. Simultaneously with the closing of the sale of additional units, the Company consummated the sale of an additional 22,500 private units at a price of $10.00 per private unit and an additional 225,000 private warrants in a private placement at a price of $1.00 per private warrant, generating total proceeds of $450,000.

Trust Account

Following the closing of Tuscan’s initial public offering, including the close of the over-allotment option and sale of additional private units and private warrants, an aggregate amount of $172,500,000 was placed in the Company’s trust account established in connection with the initial public offering. In connection with the amendments to Tuscan’s amended and restated certificate of incorporation to extend the period of time Tuscan has to complete an initial business combination, holders of an aggregate of 14,631,899 public shares exercised their right to redeem their shares for a pro rata share of the funds held in Tuscan’s trust account (net of taxes payable), or an aggregate of approximately $148,872,371. Also in connection with such amendments, as of September 15, 2022, the sponsor had loaned Tuscan an aggregate of approximately $2,699,020 for the public shares that were not converted, which was contributed to and deposited in the trust account. Accordingly, as of September 15, 2022, approximately $27,318,508 was held in Tuscan’s trust account.

Fair Market Value of Target Business

The target business or businesses that Tuscan completes an initial business combination with must collectively have a fair market value equal to at least 80% of the assets held in the trust account (net of tax obligations) at the time of the execution of a definitive agreement for its initial business combination. The Tuscan Board determined that this test was met in connection with the proposed Business Combination with Surf Air as described in the section entitled “Proposal No. 1: The Business Combination Proposal” above.

Stockholder Approval of Business Combination

In connection with any proposed business combination, Tuscan will either (1) seek stockholder approval of its initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed Business Combination or don’t vote at all, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to Tuscan by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to certain limitations. The decision as to whether Tuscan will seek stockholder approval of a proposed business combination or will allow stockholders to sell their shares to Tuscan in a tender offer will be made by Tuscan, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require Tuscan to seek stockholder approval. Because the Business Combination with Surf Air requires stockholder approval under the rules of Nasdaq, Tuscan will seek to obtain stockholder approval of the Business Combination at the special meeting and public stockholders may seek to have their public shares redeemed for cash in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

The sponsor, which is an affiliate of Tuscan’s directors and officers, beneficially owns and is entitled to vote an aggregate of approximately 61.3% of the outstanding Tuscan Common Stock. The sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus.

At any time during a period when they are not in possession of any material nonpublic information regarding Tuscan or its securities, the sponsor, Tuscan’s directors and officers, the Company or the Company’s shareholders and/or their respective affiliates may purchase shares from investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to redeem, or indicate an intention to redeem, their public shares for a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Tuscan Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to reduce the number of public shares submitted for redemption. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or Tuscan Warrants owned by the sponsor for nominal value. For example, the Merger Agreement contemplates that the At-Risk Sponsor Shares may be transferred or distributed to holders of public shares in connection with the entry into non-redemption arrangements with such holders. See entitled, “Proposal No. 1: The Business Combination Proposal” above.

Entering into any such arrangements may have a depressive effect on Tuscan Common Stock and SAM Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting. If such transactions are effected, the consequence could be to reduce the number of public shares as to which redemption rights are exercised.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. Tuscan will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Liquidation if No Business Combination

Under its original amended and restated certificate of incorporation, Tuscan originally had until April 16, 2021 to consummate an initial business combination. However, Tuscan’s stockholders have approved five amendments to Tuscan’s amended and restated certificate of incorporation to extend such date. As a result, Tuscan presently has until December 31, 2022 to consummate an initial business combination.

Under Tuscan’s Existing Charter, if Tuscan does not complete the Business Combination with Surf Air or another initial business combination by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to its Existing Charter), Tuscan will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account, net of interest that may be used by Tuscan to pay its tax obligations, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the Tuscan Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to Tuscan’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. At such time, the Tuscan Warrants will expire. Holders of Tuscan Warrants will receive nothing upon a liquidation with respect to such rights and the Tuscan Warrants will be worthless.

Tuscan’s sponsor, initial stockholders, directors and officers have agreed that they will not propose any amendment to the Existing Charter that would affect public stockholders’ ability to redeem their shares in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination by December 31, 2022 unless Tuscan provides such public stockholders with the opportunity to redeem their shares of Tuscan Common Stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest not previously released to us but net of taxes payable, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by Tuscan’s sponsor, the Tuscan initial stockholders, executive officers, directors or any other person.

The proceeds deposited in the trust account could, however, become subject to the claims of Tuscan’s creditors which would be prior to the claims of the Tuscan public stockholders. Although Tuscan has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses Tuscan has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, and although Tuscan will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court would uphold the validity of such agreements. The sponsor has agreed that it will be liable under certain circumstances to pay debts and obligations to target businesses or vendors or other entities that are owed money by Tuscan for services rendered or contracted for or products sold to it, but Tuscan cannot ensure that the sponsor will be able to satisfy its indemnification obligations if it is required to do so. Additionally there are two exceptions to the sponsor’s personal indemnity: the sponsor will have no personal liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with Tuscan waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims under the indemnity with the underwriters of Tuscan’s initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, the sponsor will not be liable to the Tuscan public stockholders and instead will only have liability to Tuscan. Furthermore, the sponsor may not be able to satisfy its indemnification obligations if it is required to as the sponsor’s only assets are securities of Tuscan and Tuscan has not taken any further steps to ensure that the sponsor will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than approximately $10.00, plus interest, due to claims of creditors. Additionally, if Tuscan is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Tuscan otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Tuscan’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Tuscan’s stockholders. To the extent any bankruptcy claims deplete the trust account, Tuscan cannot assure you it will be able to return to the Tuscan public stockholders at least approximately $10.00 per share. Tuscan’s public stockholders are entitled to receive funds from the trust account only in the event of its failure to complete a business combination within the required time periods or if the stockholders properly seek to have Tuscan redeem their respective shares for cash upon a business combination which is actually completed by Tuscan. In no other circumstances does a stockholder have any right or interest of any kind to or in the trust account.

If Tuscan is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor, creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Tuscan’s stockholders. Because Tuscan intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Tuscan Board may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and Surf Air to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Tuscan cannot assure you that claims will not be brought against it for these reasons.

Each of Tuscan’s sponsor and its directors and officers has agreed to waive its rights to participate in any distribution from Tuscan’s trust account or other assets with respect to the founder shares. There will be no distribution from the trust account with respect to Tuscan’s Warrants, which will expire worthless if Tuscan is liquidated.

Employees

Tuscan has two executive officers. These individuals are not obligated to devote any specific number of hours to Tuscan’s affairs but they intend to devote as much of their time as they deem necessary to its affairs until Tuscan has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the Business Combination process Tuscan is in. Tuscan does not have, and does not intend to have, any full-time employees prior to the consummation of its initial business combination.

Facilities

Tuscan currently maintains its executive offices at 135 E. 57th St., 17th Floor, New York, NY. The cost for this space is included in the $10,000 per-month fee that Vogel Partners, LLP, an affiliate of Stephen Vogel, Tuscan’s Chief Executive Officer, charges Tuscan for general and administrative services. Tuscan believes, based on rents and fees for similar services, that the fee charged is at least as favorable as we could have obtained from an unaffiliated person. Tuscan considers its current office space adequate for its operations. Upon the Closing of the Business Combination, the principal executive offices of Tuscan will be those of Surf Air.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against Tuscan, and Tuscan has not been subject to any such proceeding in the 10 years preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Tuscan has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Tuscan’s annual reports contain financial statements audited and reported on by Tuscan’s independent registered public accounting firm.

Directors and Executive Officers

Tuscan’s current directors and executive officers are as follows:

Name	Age	Position
Stephen A. Vogel	72	Chairman and Chief Executive Officer
Richard O. Rieger	62	Chief Financial Officer
Sila Calderón	79	Director
Michael Auerbach	43	Director

Stephen A. Vogel has served as Tuscan’s Chairman and Chief Executive Officer since its inception. Since November 2018, he has served as Chairman and Chief Executive Officer of Tuscan Holdings Corp. (“Tuscan I”), a blank check company which consummated a business combination with Microvast, Inc. in July 2021. Mr. Vogel has over 40 years of operating and private equity experience. He has served as General Partner of Vogel Partners, LLP, a private investment firm, since 1996. He served as President of Twelve Seas Investment Company, a blank check company from May 2018 until the completion of its business combination with Brooge Holdings Limited in December 2019, and he served as a director of the company from June 2018 until December 2019. From December 2016 until February 2018, Mr. Vogel was Executive Chairman of Forum Merger Corporation, a blank check company that completed its initial public offering in April 2017. Forum completed its initial business combination in February 2018 with C1 Investment Corp. and in connection with the consummation of the business combination changed its name to ConvergeOne Holdings, Inc. (NASDAQ: CVON). Mr. Vogel began his career in 1971 as President, Chief Executive Officer and co-founder of Synergy Gas Corp., a retail propane distribution company. After selling Synergy Gas Corp. to Northwestern Corp. in 1995, Mr. Vogel co-founded EntreCapital Partners, a private equity firm that focused on companies facing operational or management challenges, and served until 1999. Additionally, he was a venture partner at EnerTech Capital Partners, an energy focused venture capital firm, from 1999 to 2002, and an operating partner at Tri-Artisan Capital Partners, LLC, an investment bank, from 2004 to 2006. Mr. Vogel also served as Chief Executive Officer of Grameen America, a not-for-profit organization that provides microloans to low-income borrowers in the United States, from 2008 to 2013. He was on the board of Netspend (NASDAQ: NTSP), a leader for prepaid stored value platforms, from 2011 to 2013. Mr. Vogel was a member of the Board of Trustees at Montefiore Medical Center and Children’s Hospital for over 20 years and served on the Board of Trustees at Lighthouse International, a non-profit organization. Mr. Vogel is a past Trustee of the Horace Mann School and previously served on the Board of Directors of the National Propane Gas Association. Mr. Vogel received a B.S. degree from Syracuse University School of Management.

Richard O. Rieger has been Tuscan’s Chief Financial Officer since June 2019 and served as a member of the Tuscan Board from March 2019 to June 2019. He has also served as a member of the board of directors of Tuscan I from February 2019 until its business combination with Microvast in July 2021. Mr. Rieger has over 33 years of investment experience. Since January 2016, he has served as the President of Inkblot Capital, LLC, which is a family office. Prior to this, Mr. Rieger was a Principal, Member of the Executive Committee and Co-Chief Investment Officer of Kingdon Capital Management LLC (“Kingdon”) from 1992 to September 2014 and then served as a consultant to Kingdon until December 2015. He joined Kingdon in December 1992 as a Portfolio Manager and was named Co-Director of Domestic Equity Research in March 1995 and the Chief Investment Officer in May 2002. From January 1992 to December 1992, Mr. Rieger worked as a securities Analyst and a Portfolio Manager for Glickenhaus & Co., an investment manager. Prior to this, Mr. Rieger served as an Analyst for several investment firms, including Ladenburg Thalmann & Co. Inc., Allen & Company and Sloate, Weisman, Murray & Co. Mr. Rieger is on the Photography Committee at the Museum of Modern Art and the Investment Committee of Ethical Cultural Fieldston School. He previously served on the board of the University Settlement House in New York City and was a trustee at the Ethical Cultural Fieldston School and the Rippowam Cisqua School in Bedford, NY. Mr. Rieger received a B.A. from the University of Michigan.

Sila Calderón has served as a member of the Tuscan Board since July 2020. She served as Mayor of San Juan from 1997 to 2000 and Governor of Puerto Rico from 2001 to 2004 and is currently president of Inter-American Global Links, Inc., a trade and business advisory firm. Governor Calderón also chairs the board of trustees of the foundation that bears her name and its operational arm, the Center for Puerto Rico, a non-profit organization that focuses on community economic development and increasing the entrepreneurial skills and opportunities for disadvantaged citizens. In the public sector, Governor Calderón previously served as Special Aide for Economic Development to the Governor, Chief of Staff, and Secretary of State. She was also a member of the board of directors of the Government Development Bank. As a private citizen, Mrs. Calderón was a member of the boards of Banco Popular de Puerto Rico and Pueblo Internacional. She also chaired the board of the Public Broadcasting Corporation (WIPR) and the Cantera Peninsula Development Project. Presently, Mrs. Calderón serves as Life Trustee of the New York Public Library and Grammen America, Inc. Several countries have bestowed on Mrs. Calderón their highest civic honors: Orden Duarte, Sánchez y Mella of the Dominican Republic, Orden Nuñes de Balboa of Panamá, Orden Juan Satamaría of Costa Rica, as well as Orden Isabel La Católica by the King of Spain. In 2015, U.S. President Barack Obama granted Mrs. Calderon the Lifetime Achievement Award. Mrs. Calderon holds a B.A. in Government from Manhattanville College in Purchase, New York, pursued studies at the University of Puerto Rico’s Graduate School of Public Administration, and attended the Stanford University Executive Program on Strategic Planning.

Michael Auerbach has served as a member of the Tuscan Board since June 2019. He served as a member of the board of directors of Tuscan I from February 2019 to August 2019. Since June 2019, Mr. Auerbach has served as a member of the board of directors of The Parent Company (NEO: GRAM) (formerly Subversive Capital Acquisition Corp.), a vertically integrated cannabis operation in California. Since July 2012, Mr. Auerbach has served as Senior Vice President of Albright Stonebridge Group, a global strategy firm. Since 2012, he also serves as a General Partner of Subversive Capital, a venture capital firm. From September 2009 to July 2012, he was Vice President, Social Risk Consulting at Control Risks, a global risk consulting firm. From September 2010 to January 2011, he was also an Adjunct Professor at The New School for Social Research. From 2007 to 2009, he was Chief Executive Officer of Social Risks, LLC, a consulting firm. From 2005 to 2007, he was Associate Director for The Century Foundation, a progressive, non-partisan think tank. He began his career in technology in 1993 when he founded Panopticon, a venture capital incubator concentrating on internet and mobile technology, and served as its Chief Executive Officer until January 2004. Mr. Auerbach sits on the boards of Privateer Holdings, Inc., Tilray, Inc., Duco Advisors, Inc., JackPocket, Inc. and MainBase, SA. Mr. Auerbach is a former term member at the Council on Foreign Relations, a national security fellow at the Truman National Security Project and sits on the founding advisory board of the Theodore C. Sorensen Center for International Peace and Justice at the CUNY School of Law. Mr. Auerbach received a B.A. from The New School for Social Research and a M.A. from Columbia University.

Tuscan Director and Executive Officer Compensation

No executive officer has received any cash compensation for services rendered to Tuscan. Until Tuscan consummates the Business Combination, it will pay Vogel Partners, LLP, an affiliate of Mr. Vogel, a fee of $10,000 per month for providing Tuscan with office space and certain office and secretarial services. However, this arrangement is solely for Tuscan’s benefit and is not intended to provide Mr. Vogel compensation in lieu of a salary.

Other than the $10,000 per month administrative fee, the payment of consulting, success or finder fees to Tuscan’s sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of its initial business combination (of which none are payable in connection with the Business Combination with Surf Air) and the repayment of working capital loans made to Tuscan, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to Tuscan’s sponsor, initial stockholders, members of its management team or the board of directors, or their respective affiliates, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Tuscan’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. They will also receive repayment of working capital loans and loans made to extend the period of time Tuscan has to consummate an initial business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by Tuscan.

After Tuscan’s initial business combination, members of its management team who remain with the combined company may be paid consulting, management or other fees from the combined company. Such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, to the extent required by the SEC.

Since Tuscan’s formation, it has not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of its executive officers or directors.

TUSCAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION RESULTS OF OPERATIONS

The following discussion of Tuscan’s financial condition and results of operations should be read in conjunction with Tuscan’s consolidated financial statements and notes to those statements included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

Tuscan is a blank check company formed under the laws of the State of Delaware on March 5, 2019 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. Tuscan intends to effectuate an initial business combination using cash from the proceeds of its initial public offering and simultaneous private placement, capital stock, debt or a combination of cash, stock and debt.

All of Tuscan’s activity through June 30, 2022 related to Tuscan’s formation, its initial public offering (which was consummated on July 16, 2019) and its search for a target company for an initial business combination.

Recent Developments

On March 29, 2022, Tuscan held a stockholder meeting to further extend the date by which Tuscan has to consummate a business combination from March 31, 2022 to June 30, 2022. As part of the meeting, stockholders redeemed 6,650,144 shares of Tuscan Common Stock for an aggregate cash balance of approximately $67,982,000.

On May 17, 2022, Tuscan entered into the Merger Agreement with the Surf Entities.

On June 21, 2022, Tuscan held a stockholder meeting to further extend the date by which Tuscan has to consummate a business combination from June 30, 2022 to December 31, 2022. As part of the meeting, stockholders redeemed 39,400 shares of Tuscan Common Stock for an aggregate cash balance of $407,192.

Results of Operations

Tuscan has neither engaged in any operations nor generated any revenues to date. Tuscan’s only activities through June 30, 2022 were organizational activities, those necessary to prepare for the initial public offering, described below, and after its initial public offering, identifying a target company for a business combination. Tuscan does not expect to generate any operating revenues until after the completion of its initial business combination. Tuscan generates non-operating income in the form of interest income on marketable securities held after the initial public offering. Tuscan incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the six months ended June 30, 2022, Tuscan had a net income of $30,725, which consisted of the change in fair value of warrant liability of $630,919 and interest income on marketable securities held in the trust account of $48,059, offset by formation and operating costs of $648,253. For the six months ended June 30, 2021, Tuscan had a net income of $549,460, which consisted of the change in fair value of warrant liability of $975,057, unrealized gain on marketable securities held in the Trust Account of $15,769 and interest income on marketable securities held in the trust account of $38,639, offset by formation and operating costs of $477,766 and provision for income taxes of $2,239.

For the year ended December 31, 2021, Tuscan had a net income of $1,776,014, which consisted of the change in fair value of warrant liability of $2,810,457 and interest income on marketable securities held in the trust account of $59,046, offset by formation and operating costs of $1,093,489. For the year ended December 31, 2020, Tuscan had net loss of $843,428, which consisted of operating costs of $619,292, an unrealized loss on marketable securities held in the trust account of $4,365, change in fair value of warrant liability of $1,446,375 and a provision for income taxes of $160,276, offset by interest income on marketable securities held in the trust account of $1,386,880.

Liquidity and Capital Resources

On July 16, 2019, Tuscan consummated the initial public offering of 15,000,000 units at a price of $10.00 per unit, generating gross proceeds of $150,000,000. Simultaneously with the closing of the initial public offering, Tuscan consummated the sale of 215,000 private units at a price of $10.00 per private unit and the sale of 2,150,000 private warrants at a price of $1.00 per private warrant in a private placement to the sponsor and EarlyBirdCapital and its designee, generating gross proceeds of $4,300,000.

On July 18, 2019, the underwriters exercised their over-allotment option in full, resulting in an additional 2,250,000 units issued on July 19, 2019 for $22,500,000, less the underwriters’ discount of $450,000. In connection with the underwriters’ exercise of their over-allotment option, Tuscan also consummated the sale of an additional 22,500 private units at $10.00 per private unit and the sale of an additional 225,000 private warrants at $1.00 per private warrant, generating total proceeds of $450,000. A total of $22,500,000 was deposited into the trust account.

Following the initial public offering, the exercise of the over-allotment option and the sale of the private units and private warrants, a total of $172,500,000 was placed in the trust account. Tuscan incurred $3,954,190 in transaction costs, including $3,450,000 of underwriting fees, and $504,190 of other offering costs.

For the six months ended June 30, 2022, cash used in operating activities was $877,977. Net income of $30,725 was affected by change in fair value of warrant liability of $630,919 and interest income on marketable securities held in the trust account of $48,059. Changes in operating assets and liabilities used $229,724 of cash for operating activities. For the six months ended June 30, 2021, cash used in operating activities was $434,143. Net income of $549,460 was affected by change in fair value of warrant liability of $975,057, interest income on marketable securities held in the trust account of $38,639 and an unrealized gain on marketable securities held in the trust account of $15,769. Changes in operating assets and liabilities provided $45,862 of cash for operating activities.

For the year ended December 31, 2021, cash used in operating activities was $727,559. Net income of $1,776,014 was affected by change in fair value of warrant liability of $2,810,457, interest income on marketable securities held in the trust account of $59,046, and a deferred tax benefit of $1,282. Changes in operating assets and liabilities provided $367,212 of cash for operating activities. For the year ended December 31, 2020, cash used in operating activities was $560,092. Net loss of $843,428 was affected by interest earned on marketable securities held in the trust account of $1,386,880, change in fair value of warrant liability of $1,446,375, an unrealized loss on marketable securities held in the trust account of $4,365 and a deferred tax benefit of $6,400. Changes in operating assets and liabilities provided $225,876 of cash from operating activities.

As of June 30, 2022, we had cash and marketable securities held in the trust account of $27,332,896 (including approximately $38,456 of interest income) consisting of funds invested primarily in U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the trust account may be used by us to pay taxes. Interest income on the balance in the trust account may be used by Tuscan to pay taxes and up to $250,000 per 12-month period can be withdrawn for working capital needs.

Tuscan intends to use substantially all of the funds held in the trust account to complete the Business Combination with Surf Air, or to acquire another target business, and to pay its expenses relating thereto, including a fee payable to EarlyBirdCapital upon consummation of its initial business combination for assisting Tuscan in connection with its initial business combination. Tuscan expects that it will negotiate a reduction to the $6,037,500 fee due to EarlyBirdCapital. To the extent that Tuscan’s capital stock is used in whole or in part as consideration to effect a business combination, as in the base of the Business Combination with Surf Air, the remaining funds held in the trust account will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees incurred by Tuscan prior to the Closing of the Business Combination or another initial business combination, if the funds available to us outside of the trust account are insufficient to cover such expenses.

As of June 30, 2022, Tuscan had cash of $61,865 outside of the trust account. Tuscan intends to use the funds held outside the trust account to complete the Business Combination with Surf Air. If Tuscan is unable to complete the Business Combination with Surf Air, Tuscan intends to use the funds held outside of the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete another initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination with Surf Air or another initial business combination, the sponsor, or certain of Tuscan’s directors and officers or their affiliates may, but are not obligated to, loan Tuscan’s funds as may be required. If Tuscan completes a business combination, we would repay such loaned amounts. In the event that a business combination does not close, Tuscan may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $750,000 of such loans may be converted into units identical to the private units, at a price of $10.00 per private unit, and up to $750,000 of such loans may be convertible into warrants identical to the private warrants, at a price of $1.00 per private warrant, in each case at the option of the lender. No working capital loans were issued or outstanding as of June 30, 2022 or December 31, 2021.

Tuscan will need to raise additional capital through loans or additional investments from its initial stockholders, officers or directors. If Tuscan is unable to raise additional capital, it may be unable to obtain approval for an extension of the deadline or complete a Business Combination by December 31, 2022. In such event, the Company will cease all operations except for the purpose of liquidating. Tuscan has until December 31, 2022 to consummate an initial business combination. Despite the entry into the Merger Agreement, it is uncertain that Tuscan will be able to consummate an initial business combination by the specified period. If an initial business combination is not consummated by December 31, 2022 (or such later date as may be approved by Tuscan stockholders in an amendment to its Existing Charter), there will be a mandatory liquidation and subsequent dissolution. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about Tuscan’s ability to continue as a going concern one year from the date that Tuscan’s most recent financial statements were issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

Tuscan did not have any off-balance sheet arrangements as of December 31, 2021 or June 30, 2022.

Contractual Obligations

Tuscan does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay an affiliate of Mr. Vogel a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. Tuscan began incurring these fees on July 11, 2019 and will continue to incur these fees monthly until the earlier of the completion of an initial business combination or its liquidation.

Tuscan engaged EarlyBirdCapital as an advisor in connection with an initial business combination to assist Tuscan in holding meetings with its stockholders to discuss potential initial business combinations and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with an initial business combination, assist us in obtaining stockholder approval for an initial business combination and assist us with our press releases and public filings in connection with an initial business combination. Tuscan will pay EarlyBirdCapital a cash fee for such services upon the consummation of an initial business combination in an amount equal to $6,037,500 (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at our sole discretion to other FINRA members that assist us in identifying and consummating an initial business combination. Tuscan expects that it will negotiate a reduction to the $6,037,500 fee due to EarlyBirdCapital.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Tuscan has identified the following critical accounting policies:

Warrant Liabilities

Tuscan accounts for warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. As the private warrants meet the definition of a derivative as contemplated in ASC 815, Tuscan classifies the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The private warrants for periods where no observable traded price is available are valued using a binomial lattice model.

Common Stock Subject to Possible Redemption

Tuscan accounts for common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Tuscan Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Tuscan Common Stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Tuscan’s control) is classified as temporary equity. At all other times, Tuscan Common Stock is classified as stockholders’ equity. Tuscan Common Stock features certain redemption rights that are considered to be outside of Tuscan’s control and subject to occurrence of uncertain future events. Accordingly, Tuscan Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of Tuscan’s condensed balance sheets.

Net Income (Loss) Per Common Share

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Tuscan calculates earnings per share by allocating net income to a single class of Tuscan Common Stock. Accretion associated with the redeemable Tuscan Common Stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

Tuscan does not believe that any recently issued accounting standards, if currently adopted, would have a material effect on Tuscan’s condensed financial statements.

Emerging Growth Company

Tuscan is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Tuscan has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Tuscan, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Tuscan’s financial statements with another public company which is not an emerging growth company, or which is an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures About Market Risk

Tuscan is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required with respect to market or interest rate risk.

Independent Auditors’ Fees

The following is a summary of fees paid or to be paid to Marcum LLP (“Marcum”) for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees billed by Marcum for professional services rendered for the audit of Tuscan’s annual financial statements, review of the financial information included in Tuscan’s Forms 10-Q for the respective periods and other required filings with the SEC for the years ended December 31, 2021 and 2020 totaled $138,355 and $60,358, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of Tuscan’s financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. Tuscan did not pay Marcum for consultations concerning financial accounting and reporting standards for the years ended December 31, 2021 and 2020.

Tax Fees.    Tuscan paid Marcum for tax planning and tax advice of $0 and $7,210 for the years ended December 31, 2021 and 2020, respectively.

All Other Fees.    Tuscan did not pay Marcum for other services for the years ended December 31, 2021 and 2020.

Pre-Approval Policy

Tuscan’s audit committee was formed upon the consummation of Tuscan’s initial public offering. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for Tuscan by its auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act, which are approved by the audit committee prior to the completion of the audit).

INFORMATION ON SURF AIR MOBILITY

The information in this section describes the current business and operations of Surf Air and Southern and the proposed business and operations of SAM. Unless the context otherwise requires, all references to “the Company” or “Surf Air” are to the business and operations of Surf Air Global Limited and its consolidated subsidiaries prior to the Business Combination, references to “Southern” are to the business and operations of Southern Airways Corporation and its consolidated subsidiaries prior to the Business Combination and references to “we,” “us,” “our” or “SAM” in this section are to the proposed business and operations of SAM and its consolidated subsidiaries following the consummation of the Business Combination.

Overview

Introduction to Surf Air Mobility

Surf Air Mobility is seeking to build a regional air mobility ecosystem that will sustainably connect the world’s communities. Building on the combined operations of Surf Air and Southern, we intend to accelerate the adoption of green flying by developing proprietary hybrid-electric and fully electric powertrain technology for new aircraft and upgrading existing fleets. We believe bringing electrified aircraft to market at scale will substantially reduce the cost and environmental impact of regional flying by the end of the decade. Additionally, we believe operating as a publicly traded company and having efficient access to growth capital will allow us to accelerate the implementation of our strategic plan.

Surf Air, Inc. was originally incorporated in 2011 and Surf Air Global Ltd was formed and became the parent company of the Surf Air Group in 2016. Surf Air is expanding the category of regional air travel, connecting underutilized regional airports and private terminals creating a “shared private” customer experience and a high frequency “commercial-like” air service, using small turboprop aircraft. Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and intends to develop proprietary powertrain technology to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Caravan.

Founded in 2013 as a Delaware corporation, Southern is the largest commuter airline in the United States by scheduled departures and as of June 30, 2022 served 37 U.S. cities across five U.S. time zones and is expected by the end of 2022 to serve an additional seven cities, including destinations in the Northern Mariana Islands. Southern has contracts with the U.S. federal government to operate Essential Air Service (“EAS”) routes, which ensures small communities in the United States can maintain a minimum level of scheduled air services. Southern is the largest passenger operator of Cessna Caravans in the United States.

On a combined basis, Surf Air and Southern served over 330,000 passengers across 34 cities with over 65,000 flights in 2021. We expect the combination of Surf Air and Southern will provide the basis for SAM’s expanded, nationwide regional air mobility platform.

The merger of Surf Air and Southern will result in a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii. Surf Air and Southern (SAM following the Business Combination) expect to report aggregate revenue of approximately $103 million and fly 500,000 passengers in 2022. The prospective financial information included in the previous sentence has been prepared by, and is the responsibility of, Surf Air’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this document relate to Surf Air’s and Southern’s previously issued financial statements. PricewaterhouseCoopers LLP reports do not extend to the prospective financial information and should not be read to do so.

SAM intends to electrify its existing fleet utilizing its proprietary hybrid-electric powertrain technology when it is fully developed, and certified by the Federal Aviation Administration (“FAA”) as part of the issuance of the Supplemental Type Certificate (“STC”). We currently expect FAA approval of our hybrid-electric Cessna Caravan STC to occur in 2025, followed by the commercialization of the technology to begin in the first half of 2025.

Market Opportunity: Electric technology will be a disruptive factor in regional air travel

Regional turboprop aircraft can be electrified today, creating the opportunity to disrupt existing regional (50-500 mile) air and ground travel patterns. Electrified regional aircraft, with reduced operating costs and emissions, are expected to be capable of connecting, directly and cost-effectively, many of the United States’ 5,000 existing and underutilized public airports, creating a reasonably priced and more convenient mass-market regional travel experience, which we believe will be an attractive alternative to the use of major airport hubs and connecting flight service. Electrified regional aircraft can begin the process of abating commercial aviation’s annual creation of approximately 900 million metric tons of CO2. We believe our green aviation technology will have the added benefit of aligning with consumer preferences, increasing demand for lower emission travel.

Over the last several decades regional air travel has suffered, declining in both seat capacity and flight departures, giving customers far fewer flight options and a worse travel experience. Over this period, airlines consolidated into fewer hubs and began deploying aircraft with more seats to reduce cost, resulting in approximately 30 airports in the United States today that represent approximately 70% of all air traffic. This consolidation dramatically reduced regional connectivity for customers; over the last two decades, according to commercial airline schedule data via Airline Data Inc., capacity on 50 – 500 mile airline routes has gone down 39% while the number of departures has gone down 52%. Fewer airports are connected directly today with non-stop flights than were connected twenty years ago, and fewer available seats and frequencies are flown between airports that maintained their non-stop service. This decline in service is further exacerbated by hub congestion, which, on short regional trips, makes airport check-in and connection times a substantial part of the overall door-to-door travel time.

As of 2019, according to a study conducted by a top-three consulting firm, approximately 90% of the U.S. population lived or worked within a 30 minute drive to one of 5,000 underutilized public use regional airports in the United States. Major airlines are largely unable to leverage this infrastructure due to their fleet type, instead they send more of their traffic through already congested hubs. Regional airports are typically located conveniently near large metropolitan areas and can usually only be served with smaller regional aircraft (the same types of aircraft we believe will be the first to be electrified, given the current capabilities of battery technology). Using this existing regional airport infrastructure to create scheduled, high-frequency, non-stop flights in hybrid-electric and fully electric aircraft, with reduced emissions and operating costs, we believe we will create a consumer experience with unparalleled convenience offering an attractive alternative to long-haul driving and the use of congested airport hubs that often require connecting flights.

SAM believes these smaller regional aircraft will be the first to be electrified, given the current state of aircraft technology. SAM believes the most realistic, reduced risk, and rapid approach to electrification is to first develop and certify Supplemental Type Certificates (“STCs”) for hybrid-electric powertrains to be installed in new and existing aircraft types which are already certified by the FAA such as the Cessna Caravan. FAA-issued STCs typically create an accelerated path to introduce aircraft into service, providing the possibility of installing the SAM hybrid-electric powertrain on new aircraft and on the thousands of such aircraft currently in service today. Typically, STCs are less difficult and require far less time to certify than an entirely new “clean sheet” aircraft, which typically require capital-intensive investment in long certification processes as well as new tooling and production facilities. Additionally, hybrid-electric powertrains will not require or be dependent on the development and installation of charging infrastructure like fully electric aircraft. As a result, SAM further believes the market and use cases for hybrid-electric aircraft will exist for decades after the introduction of fully electric aircraft as the introduction of Sustainable Aviation Fuel (“SAF”) effectively addresses much of the remaining “hybrid” emissions and the expected longer time horizon of charging infrastructure development.

The below map shows all public use airports in the United States highlighted in green, and an illustrative example of the regional airports surrounding five major metro areas.

Creating a regional air travel ecosystem

We believe SAM’s business model is uniquely designed to capitalize on this highly attractive market opportunity. It is our expectation that by executing on the below plan we can create a regional air travel ecosystem that provides ongoing growth potential to our company and our stakeholders.

Our future business strategy is built on six key premises:

1.      Large Addressable Market

Our strategic plan is focused on capturing a meaningful portion of the point-to-point regional air mobility market currently served by automobiles and inefficient hub-and-spoke airline business models. Based on a study conducted by a top-three consulting firm, using 2019 U.S. mobile device data we believe the addressable 50 – 500 mile regional air mobility market will be approximately $30 billion in the United States and $200 billion worldwide by 2030.

2.      Advantaged Path to Electrification

The technology to electrify small aircraft exists today, in large part because of improvements in battery technology. We intend to pursue obtaining STCs from the FAA for hybrid-electric powertrains, which will not require ground charging infrastructure, and fully electric variants of the Cessna Caravan.

3.      Aligned with Leading Players

To support our growth and technology plans, we have established important commercial relationships with leading players involved in the aviation and technology industries, including those expected to produce components for electrified powertrains for aircraft. We believe our strategic relationships with TAI, AeroTEC, magniX, Jetstream Aviation Capital, SkyWest Airlines, Signature Flight Support and Palantir empower our plan. We believe the result of these relationships will be the acceleration of our ability to bring the hybrid-electric powertrain for the Cessna Caravan to market, to create a differentiated regional travel experience of scale, and to generate substantial demand from consumers for a new form of regional travel.

4.      Significant Operating Expertise

SAM expects to fly nearly 500,000 passengers on its fleet of approximately 50 aircraft in 2022. Surf Air currently operates a technology-forward on-demand and scheduled regional aviation platform, is in the process of developing a hybrid-electric powertrain for installation on the Cessna Caravan and has secured key strategic relationships to accelerate SAM’s electrification and operational growth plans. Southern operates the largest passenger fleet of Cessna Caravans in the United States, has significant operating scale, has a robust set of EAS routes contracted with the DOT and has built a pilot development pipeline that helps to manage the national pilot shortage issues.

5.      Experienced Management Team and Board

SAM’s management team has significant experience in the aerospace and commercial aviation industry, as well as adjacent sectors, including hospitality and consumer branding. Our team brings with them previous senior level successes from a range of companies including Fairchild Dornier, Delta, Lufthansa, Virgin America, Airbnb, Flexjet and Wisk. The ongoing evolution and implementation of SAM’s strategy will be guided and overseen by an experienced and independent board of directors.

6.      Ecosystem-Based Business Model

As we certify our hybrid-electric and fully electric powertrains we intend to introduce them into the market using business models which we expect will produce one-time and recurring revenue streams. We expect to sell our connected powertrains and provide maintenance and financing services to aircraft operators, agnostic to whether they fly on SAM’s consumer side of the platform. We believe operating at the center and providing valuable services across the value chain of the regional air mobility ecosystem and by coordinating the various parties can lead to additional earning opportunities for SAM.

Our Strategy

Large Addressable Market

Traditional approaches to analyzing addressable travel markets have used data based on origin and destination of flights to and from hub and spoke airports. We believe SAM has taken a unique approach to create a high granularity “zip-code to zip-code” view of demand based on mobile device location data, which we believe to be a more accurate assessment of the addressable market for short haul regional travel. We will continuously develop and improve this tool with the help of our data partner, Palantir, as we believe this is key to informing our business in the following ways:

•        Location Specifics.    Unlike traditional airline planning which focuses on airport-to-airport movements, our demand projections are based on mobile device location data that provides high resolution, door-to-door travel pattern information. Overlaying this data on the 5,000 public use airports in the United States creates the opportunity to build a flight network that more accurately addresses the true demand and behaviors for regional air travel.

•        Modes of Transport.    Mobile device data is agnostic of mode of transport, and encapsulates regional trips taken on commercial airlines as well as those regional trips taken by car, train or bus. Removing this data bias allows us to make network planning decisions based on the behavior of all travelers who might consider a regional air mobility solution should it be available at an attractive price point.

The initial result of this approach showed that 4.7 billion implied trips were taken during 2019 in the United States between 50 and 500 miles across all modes of transportation. Converting only 1% of these trips, which we believe is a conservative assumption, and assuming additional market catalyzation driven by the provision of a high frequency, green flying solution, implies there is at least a $30 billion opportunity for point-to-point regional air mobility solutions in the United States by 2030.

This market opportunity captures the full value chain required to enable electrified flight through 2030 which includes ticket sales, as well as powertrain sale and maintenance, aircraft leasing and ownership and energy costs. With our ecosystem-based business model we believe we will be well positioned to grow into adjacent revenue streams as the industry evolves.

The catalysts of demand for reduced operating costs and emissions and supporting infrastructure at play in the United States are also present in other developed world markets. Applying a similar market assessment approach used to analyze the $30 billion U.S. market opportunity to other regions, we believe there is an additional $30 billion and $140 billion opportunity in the European Union and rest of the world, respectively, by 2030.

In addition to the ability to catalyze demand through the provision of a sustainable and more efficient mode of transportation to customers, there are also significant global tailwinds supporting the green aviation industry. In the public sector, country level decarbonization commitments have led to direct government support and investment plans. In the private sector, expectations for cost reductions and a growing need to provide customers with sustainable travel options has generated substantial commercial commitments to green aviation alternatives.

Advantaged Path to Electrification

We believe non-stop point-to-point regional air travel will be the initial market application for electrified flight, and that aircraft, currently powered by turbine powertrains known as “turboprop aircraft”, will be the launch vehicles for these missions. Our initial focus will therefore be to electrify existing aircraft like the Cessna Caravan through FAA-issued STCs. We believe that converting and upgrading new aircraft by installing our hybrid-electric powertrain and converting and upgrading existing aircraft already in service to hybrid-electric propulsion through an STC process is the best go-to-market approach given:

•        Accelerated Launch Timeline.    STCs are a well-established form of modifying and upgrading already certified aircraft as opposed to a “clean sheet” design which involves creating a completely new aircraft from the ground up. Successfully developing and certifying STCs for installation of our electric powertrains on existing aircraft types reduces risk, capital investment and development time. Our electrification partner, AeroTEC, has designed, developed, tested and certified more than one hundred projects in the aerospace industry. We expect that our data license and exclusive collaboration, marketing and sales relationship with TAI, the Cessna Caravan OEM, will reduce the development workload and time required to achieve issuance of our STC and will assist in the introduction of the hybrid-electric powertrain into the market. We believe we can obtain STC certification of our hybrid-electric powertrain by early 2025 and commercialization of the hybrid-electric powertrain shortly thereafter.

•        Existing Battery Technology.    Our launch products are based on existing battery technology, which we believe is a key differentiator which will allow us to go to market faster.

•        Hybrid First Approach.    We are committed to hybrid-electric as our launch product because the configuration has significant operational flexibility for passenger and cargo missions across a range of airports, with no requirement for plug-in charging infrastructure, allowing our hybrid-electric aircraft to operate to and from airports that are not equipped with charging infrastructure.

•        Broad Applicability.    We believe we will be able to upgrade our initial Cessna Caravan STCs to improve their performance over time as battery technology continues to improve. Based on the knowledge and experience gained from the development and certification of our hybrid-electric powertrain for installation on the Cessna Caravan, including the proprietary software and power controls we will develop, we intend to extend or replicate our initial STC into multiple aircraft types using a variant of the same powertrain.

In conjunction with our commercial partners, our initial STC application will be for a hybrid-electric powertrain for installation on the Cessna Caravan, which we refer to as “EP1”.

We are taking a pragmatic approach, first certifying an STC with the best technology available, with the least risk and most rapid realistic timeline for certification in order to produce an aircraft capable of range, speed and performance specifications necessary to service the routes we plan to serve. Developing and certifying our initial hybrid-electric powertrain will be accomplished through our commercial arrangements with AeroTEC, magniX and TAI. We have entered into exclusive arrangements with these companies to certify and commercialize the hybrid-electric powertrain. AeroTEC and magniX are leaders in the category of aircraft we are focused on, having already flown an eCaravan demonstrator engineered to showcase all-electric flight.

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1.       Estimated compared to baseline combustion Cessna Caravan

2.       Estimated compared to baseline combustion Cessna Caravan fuel and engine maintenance cost

Once the STC has been issued by the FAA, we plan to convert new Cessna Caravans we purchase from TAI to hybrid-electric powertrains using our EP1 STC. We also plan to convert and upgrade turbine powered Cessna Caravan aircraft in our fleet to hybrid-electric powertrains using our EP1 STC. We will be the owner of the EP1 STC for the hybrid-electric powertrain and believe we will be the largest initial operator of the EP1 hybrid-electric fleet. As a result, we will have actual real time performance data to demonstrate to operators evaluating the hybrid-electric EP1, including the potential reduced costs and performance capabilities of the upgraded EP1 powertrain equipped Cessna Caravan aircraft.

We plan to market and sell our EP1 hybrid-electric powertrains together with TAI under our exclusive sales and marketing agreement. This agreement provides for SAM EP1 hybrid-electric powertrain for the Cessna Caravan EX aircraft in sales and marketing materials distributed to authorized dealers, displaying the SAM EP1 hybrid-electric powertrain for the Cessna Caravan aircraft on the websites of SAM and TAI, including representatives of SAM and TAI at trade show booths and marketing SAM EP1 hybrid-electric powertrain for the Cessna Caravan aircraft and conversions of existing Cessna Caravan aircraft to SAM EP1 powertrain aircraft to all owners of pre-owned Cessna Caravans.

Operators purchasing new Cessna Caravan EX aircraft and existing Cessna Caravan operators will have the ability to upgrade and convert their new and existing Cessna Caravan aircraft to hybrid-electric EP1 equipped Cessna Caravans using our EP1 STC with reduced operating costs and lower emissions.

The EP1 hybrid-electric powertrain is expected to reduce up to 25% of direct operating costs and to reduce up to 50% of emissions compared to aircraft powered by the current turbine engine installed on the Cessna Caravan. Because ground charging infrastructure will not likely be widely available at many airports by 2025, we believe the EP1 hybrid-electric powertrain, which will not require ground charging infrastructure, will be advantageous in accelerating the adoption of electric aviation. We are developing the EP1 powertrain to enable these aircraft to perform similar flights and routes as the turbine combustion model. We believe the operational flexibility of the hybrid-electric aircraft will result in a long service life, well beyond the widespread introduction of fully electric aircraft.

Several models of small turboprop aircraft planned for our network are expected to be fully electrified within the next five to ten years, creating a more environmentally friendly and cost-effective aircraft. We believe hybrid-electric aircraft will remain popular and serve numerous markets long after fully electric aircraft are developed. The introduction of SAFs will reduce emissions from turbine generators and hybrid-electric aircraft will not require ground-based charging infrastructure, allowing hybrid-electric aircraft to operate to and from the many regional airports which will not have ground charging infrastructure. We believe our initial EP1 hybrid-electric powertrain will be capable of being upgraded to fully electric operation, with design of an STC for such upgrade, when battery technology allows greater range for fully electric Cessna Caravan aircraft.

SAM intends to pursue providing Aircraft-as-a-Service and Powertrains-as-a-Service to third parties as part of its regional air mobility ecosystem, which is described in more detail below.

While a hybrid-electric EP1 powertrain for the Cessna Caravan aircraft is expected to be our initial product, we intend to develop and certify other future aircraft designs and propulsion programs, both through the STC path and “clean sheet” designs requiring new applications for type certificates. As our business matures, we believe we can be a partner of choice for other parties seeking certification given our expected experience in design, development, certification and operation of the EP1 in our regional air mobility network.

Aligned with Leading Players

We have relationships with leading players across the value chain, which we believe create significant competitive advantages as we pursue the scaling of our point-to-point regional air mobility ecosystem and aircraft electrification.

Airframes — Textron Aviation Inc (“TAI”)

SAM will be TAI’s exclusive supplier of certain identified categories of battery electric hybrid-electric propulsion systems for the Cessna Caravan for an eight-year term. Cessna Caravan aircraft with SAM’s proprietary electrified propulsion systems installed will be co-branded as “Cessna Caravan SAM EP1”. SAM and TAI have entered into a sales and marketing agreement, through which TAI will market the SAM EP1 STC through its existing Cessna Caravan sales channels. TAI will provide engineering support and a data license to facilitate SAM’s development of SAM’s STCs. SAM will become TAI’s official leasing partner for the SAM EP1. SAM will purchase 100 new Cessna Caravans over a five year period, with deliveries beginning in 2024 and with an option for 50 additional units to be delivered over seven years.

We believe this commercial relationship with TAI, the producer of the Cessna Caravan, will help drive broad adoption of our EP1 powertrains once certified. Our ability to leverage TAI’s recognizable brand, strong market position, existing sales, marketing and distribution channels and global service network is a key differentiator versus other competitors in the space hoping to launch entirely new clean-sheet designs.

Hybrid-electric powertrain certification — AeroTEC

AeroTEC develops, tests and certifies new aircraft and other aerospace products for many of the top OEMs and Tier 1 suppliers in the space. They have a proven track record of development and integration across dozens of high profile, complex and cutting edge electrification programs including the magniX eCaravan demonstrator, a Cessna Caravan engineered to demonstrate all electric flight.

AeroTEC will work exclusively with SAM under a work-for-hire contract to develop and obtain a series of Cessna Caravan STCs for hybrid and other electrified Cessna Caravans. AeroTEC will initially manage integrating the individual components from the supply chain manufacturers and the assembly process of the powertrains. SAM will own the STCs and all related IP.

This relationship allows us to benefit from a large existing team of over 250 engineers and experts with a track record of success from having brought over 100 projects, the majority of which are certification projects, to market while also allowing us to own and control the developed intellectual property. In addition, our relationship builds an initial foundation with this first aircraft type, which we believe can scale across the 9-to-30-seat turbo-prop category.

Electrified propulsion motors — magniX

magniX is a leader in the development of aircraft electric propulsion units, offering a range of revolutionary solutions which produce zero emissions and increase efficiency for various aviation applications. magniX has developed the most powerful electric motor in current certification.

SAM intends to use the magni650 Electric Power Unit (“EPU”) for installation into the SAM Cessna Caravan STCs. magniX will exclusively sell this EPU for the installation of electrified propulsion systems in new and existing Cessna Caravans to SAM. magniX will direct its existing pipeline of potential customers and future inbound inquiries for electrified Cessna Caravans to SAM for installation of SAM’s STCs.

We believe the magni650 is the most viable EPU for our Cessna Caravan STCs. A magniX EPU has already been used to power successful test flights in partnership with AeroTEC on a fully electrified Cessna Caravan demonstrator, which we believe leads to significantly reduced execution risk and greater speed to market.

Aircraft Financing — Jetstream Aviation Capital

Jetstream Aviation Capital, LLC (“Jetstream”) is the largest global aircraft lessor focused exclusively on commercially-operated turboprop regional aircraft and engines. Jetstream works in partnership with many of the world’s leading regional airlines to provide financing solutions and market expertise across a large portfolio of turboprop aircraft and engines.

SAM and Jetstream entered into a Master Agreement regarding the principal terms of an arrangement to finance up to $450 million through a customized operating lease and sale structure that will fund the planned growth of SAM’s fleet of turboprop aircraft. SAM will have access to this financing facility over the next six years for both new and used Cessna Caravan and Pilatus PC-12 aircraft, subject, among other things, to the entry into separate binding sale and purchase agreements for each individual aircraft and a separate binding lease agreement for each individual aircraft.

SAM believes that Jetstream will bring significant expertise as a leasing partner with deep asset knowledge in sourcing and financing Cessna Caravan and Pilatus PC-12 aircraft. Jetstream also operates a robust engine leasing program which we intend to leverage to support the re-selling of used internal combustion engines available following an upgrade to an electrified powertrain.

Pilots — SkyWest

SkyWest Airlines is the largest regional airline in the United States. SkyWest Airlines operates under contracts for major U.S. airlines including United Airlines, Delta Air Lines, American Airlines and Alaska Airlines and carried more than 36 million passengers in 2021.

Since 2018, Southern has partnered with SkyWest to provide a pilot hiring and training pathway. Southern is at the top of the “pilot career funnel”. Over approximately 18 months, pilots graduate from first officer to captain whereupon they are committed to fly additional hours at Southern before eligibility to fly at SkyWest. Along this path within

Southern, SkyWest awards pilots retention bonuses as they move through career milestones. Southern currently hires nearly 200 new pilots per year as a result of this partnership, which we believe is a significant competitive advantage for both our current and future network needs.

We believe the availability of new pilots and the seamless career advancement process through the SkyWest cadet program is an attractive and currently successful pilot acquisition tool and a fundamental differentiator for the business. As our flight network grows, our relationship with SkyWest will be invaluable for maintaining consistent, reliable operations at scale and we believe will position us as the go-to pilot onboarding funnel to help mitigate and potentially reverse the effects of the current national pilot shortage.

Ground operations and Sustainable Aviation Fuel — Signature Flight Support

Signature Flight Support (“Signature”) has the world’s largest network of Fixed Base Operators (“FBO”). With approximately 200 locations providing consistent, exceptional service, Signature’s worldwide network of FBOs delivers essential support service for business and private aviation, including refueling, hangarage, maintenance, repair and overhaul and a variety of other world-class amenities with exceptional customer service.

SAM and Signature have entered a Memorandum of Understanding for FBO services and the support of SAM’s network at existing and new Signature locations, the co-development of a standardized and exceptional end-to-end customer experience, the advancement, development and scaling of green aviation technologies and services (including SAF and electrification infrastructure) as well as co-marketing and branding opportunities across our common customer base. Additionally, we intend to collaborate on the co-development and co-investment of the technology, infrastructure and facilities required to support ground operations.

We believe a partnership with Signature will provide us access to key FBO locations at our existing and planned route locations, helping to create a consistent ground experience for our customers by leveraging their premier service model. Additionally, we believe Signature’s existing presence and expertise in the deployment of SAF will help us accelerate our path to fully sustainable flight.

Technology — Palantir

Palantir builds software that empowers organizations to effectively integrate their data, decisions and operations. They are focused on creating the world’s best user experience for working with data, one that empowers people to ask and answer complex questions without requiring them to master querying languages, statistical modeling or the command line.

We have created a partnership with Palantir focused on leveraging their robust data platform to help drive our business forward. The Palantir Foundry platform will support SAM in scaling our growth and impact across a range of key service areas, including bookings and reservation, operator tools, operator partnership services, our pricing engine and fleet management systems. Palantir has executed a SAFE and has agreed to accept either cash or common stock as compensation for their future services after we are public. Please see section entitled “Proposal No. 1: The Business Combination Proposal — Related Agreements and Transactions — Financing Arrangements — SAFEs” for additional details on the SAFE.

Creating the proper big data foundation is an important building block to support our goals of creating a fully connected airplane. We believe Palantir’s depth of professional services, production infrastructure support and track-record of success will be a key differentiator in delivering on our vision.

Significant Operating Expertise

Existing Operations of Scale in the Provision of Air Mobility Services

Surf Air was founded in 2011 and Southern was founded in 2013. Surf Air and Southern both currently provide scheduled and on-demand services, while Southern also supports the EAS program. SAM expects to fly nearly 500,000 passengers in 2022, an estimated increase of 52% compared to 2021. This growth is supported by expansion of the planned SAM fleet, which on a combined basis consisted of 49 Surf Air and Southern aircraft as of June 30, 2022, an estimated increase of 22% compared to 2021. By the end of 2022 we expect to add six more aircraft to our fleet, which is expected to fly over 76,000 flights in 2022, an estimated increase of 17% compared to 2021.

As of June 30, 2022 Surf Air’s and Southern’s combined scheduled network connected an aggregate of 41 airports in 16 U.S. states and territories. By the end of 2022, we expect to add seven additional airports and four additional U.S. states and territories.

Sources of Air Mobility Revenue

Surf Air and Southern generate revenue from three categories of air mobility services:

•        Scheduled Air Service — Surf Air and Southern generate revenue from operating scheduled commercial air service flights which are sold to the public primarily on a per seat basis. For the year ended December 31, 2021, Surf Air generated approximately $5.3 million from scheduled air service, which is derived from membership subscriptions, principally relating to two main categories of membership: All You Can Fly and Pay As You Fly. For the year ended December 31, 2021, Southern generated $25.8 million and $3.2 million from passenger and other revenue, respectively, which, together, is considered a part of scheduled service operations.

As of June 30, 2022, Surf Air and Southern operate 40 Cessna Caravans out of a fleet of 49 aircraft, with Surf Air operating four aircraft and Southern operating 45 aircraft. We expect to add six aircraft by the end of 2022 to bring the total fleet to 55 aircraft. Additionally, we believe we will be the largest commuter air carrier by both size of Cessna Caravan fleet and number of scheduled departures of Cessna Caravans in the United States. With our EP1 hybrid-electric powertrains expected to enter service in 2025, we believe we will be the first to operate an electrified fleet of aircraft in commuter operations.

•        Essential Air Service (“EAS”) — Southern generates revenue from EAS contracts through guaranteed subsidies from the Department of Transportation. For the year ended December 31, 2021, Southern generated $25.6 million of revenue from EAS contracts.

The EAS program was put into place in the United States following the Airline Deregulation Act of 1978 to ensure that small communities continued to receive a minimal level of air service. EAS contracts are guaranteed revenue contracts issued by the DOT. The EAS program subsidizes scheduled flights to connect underserved communities with larger airline hubs. These contracts help add predictable stability to Southern’s operations from both a route and revenue planning perspective.

We believe that Southern is a leader in securing and renewing EAS contracts, which we believe will be a critical differentiator as we work to expand our point-to-point short haul regional air mobility network. Southern works with key stakeholders in the communities it intends to serve as well as the DOT, and has been able to tailor air travel solutions that are responsive to the key needs of these smaller, underserved communities. Southern has consistently been able to differentiate itself to win contracts by leveraging its large scale and depth of operational expertise to offer a low cost, highly reliable service proposal.

•        On-Demand — Surf Air and Southern generate revenue from on-demand flights created for customers on an ad-hoc, by request basis. A small number of the on-demand flights are operated on our fleet; the majority are arranged on third party turboprops or small jets. For the year ended December 31, 2021, Surf Air and Southern generated $6.4 million and $3.1 million respectively from on-demand operations.

Today Surf Air offers on-demand flight booking capabilities on our consumer platform enabled by our Surf Air app. This business represents a high-margin, capital light source of revenue.

Customer Experience

We believe that the customer experience that Surf Air has developed is a meaningful differentiating advantage. Surf Air has created an exceptional flying experience solving the greatest pain points of regional commercial flying. Through its large scale, Southern has a substantial customer service operation to support its travelers. Leveraging our combined experience, SAM intends to give our customers a stress-free and time-saving airport and travel experience.

•        Seamless Booking.    Our customer journey begins digitally through both our booking app and website, creating a personalized air travel experience. Using the app and website, customers have access to a real-time digital marketplace. Customers can conveniently purchase tickets on existing scheduled flights or create private charters. Customers have access to an array of available aircraft to meet various travel needs.

•        Local Airports & Private Terminals.    Surf Air operates scheduled and on-demand flights in and out of small airports and private terminals. This provides our customers with the convenience of an accessible airport closer to their origin and/or destination and the convenience of a smooth private terminal experience. In the future, together with Signature, the world’s largest private aviation terminal operator, we intend to expand our footprint enabling us to replicate our unique flying experience at scale.

•        Reduced Travel Times.    Operating in and out of regional airports and private terminals creates an experience which reduces travel time for our customers. On a typical commercial flight, major airlines recommend customers arrive two hours before their departure time. In contrast, Surf Air customers only need to arrive 15 minutes before their flight, which results in Surf Air passengers saving approximately 1.5 to 1.75 hours per departure.

•        Hassle Free Experience.    Surf Air’s member services and concierge teams offer all customers a direct touchpoint to help manage any travel related needs leading up to and on the day of the flight.

•        Pilot Shortage Solution.    Recent and longer-term trends in the airline industry have led to a large disruption in the supply of available aircraft pilots. A reliable, predictable and adequate availability of pilots is an integral part of any airline’s ability to maintain consistent scheduling of their operations. Surf Air’s and Southern’s business models, flying under Part 135 regulation and using primarily single-engine aircraft will make us a “maker” and not a “taker” of pilots. Therefore we believe we are a solution to the pilot shortage. Furthermore, with Southern’s pilot partnership with SkyWest, we are able to ensure that hiring and retention costs are primarily offset by promoting pilot career flow into the regional airline.

As we transition to fully electric flight, we believe we are uniquely positioned to manage programs designed for training pilots for any new requirements related to operation of electrified aircraft. Through our combination as supplier of new electrified aircraft and facilitator of a pilot training pipeline we believe we will be uniquely positioned to create a program to ensure an adequate supply of pilots for the introduction of electrified flight.

We believe that our current and future experience and knowledge, generated by operating our own large scheduled fleet and charter operation, combined with our partnerships and interactions with operators, brokers, lessors and OEMs puts us in a unique position to identify, create and commercialize the best electrification products and services for our evolving industry.

•        Access to Sustainable Aviation Fuel.    Our relationship with Signature is expected to increase our access to Sustainable Aviation Fuel (“SAF”). Signature offers fuel throughout their FBO network as one of their base services. Signature, through their Signature Renew program, has committed to, and is already offering, SAF at select locations with plans to expand throughout their network. SAM expects to benefit from this existing footprint and will work with Signature to make SAF available more broadly in SAM’s network.

Experienced Management Team & Board

Our team is comprised of seasoned executives with experience directly applicable to our current regional air mobility operations as well as the future business lines we intend to develop. The team has a proven track record of creating new brands, raising capital, executing acquisitions and scaling operations within the airline industry and across a diverse group of other sectors. Many of our management and board members have held key positions within the aviation community in senior roles at major airlines, aircraft OEMs and at new ventures within the advanced regional air mobility sector. Our team has prior experience at top companies such as Fairchild Dornier, Delta, Lufthansa, Virgin Atlantic, Airbnb, Flexjet and Wisk.

Ecosystem Based Business Model

We believe there is significant value to be created by leveraging our ability to serve both customers and operators within the regional flying ecosystem. We believe this will accelerate the demand for electrified aircraft and green regional flying. By enabling new demand through our digital marketplace operations and catalyzing new supply through new technology and financing solutions, we believe we can create an ongoing cycle of growth.

Step 1:    Expand the Network

Following the mergers and once we are a public company, and subject to the receipt of the additional capital we intend to raise in early 2023, we intend to expand our scheduled and on-demand operations. The addition of Southern’s operating scale to Surf Air’s direct-to-consumer technology platform and established West Coast brand provides significant depth of expertise to execute on our growth plan. Through our public company access to capital, committed fleet order with TAI and data-driven network growth plan we believe we have a well-defined path to rapidly expanding our network.

Step 2:    Facilitate Industry Capacity Growth

Given our plans to rapidly expand our network we intend to develop additional third-party operating relationships. Surf Air has extensive experience using third party operators in its scheduled and on-demand platform. As a result of Surf Air’s past experience, we will have in-depth knowledge of the success factors and key challenges facing independent operators and believe we can facilitate growth with operator relationships by deploying a robust set of product and services focused on financial and commercial tools.

As we continue our growth we intend to establish either a wholly owned or joint-venture aircraft and powertrain financing company. We believe this will add additional value for our operator relationships and create stickiness in our broader commercial ventures. We plan to offer bundled products and services to operators, both those flying within our network and independently, which will be described as Aircraft-as-a-Service and Powertrains-as-a-Service. We believe these bundles will support revenue and earnings growth from powertrain sales, maintenance and technology platform revenues.

Step 3:    Deploy Our Certified Green Propulsion Technology

If we successfully accomplish step 1 and step 2 during 2023 and 2024, we believe we can establish the scale needed to take full advantage of the technology deployment once the STC for our hybrid-electric Cessna Caravan is approved and ready for deployment in 2025. At that time, we expect to have a sizeable base of Cessna Caravans on our platform that will provide us with a captive demand source for our electrified powertrains. These Cessna Caravans will be both from our own fleet and those secured through relationships with other Cessna Caravan fleet operators.

We intend to leverage the development process learnings derived from our Cessna STC for our 9 to 30 seat airframes in the turboprop category where we believe there is sufficient commercial demand to provide favorable returns on investment. We have an agreement in place with AeroTEC related to this future pipeline of work.

Through the software architecture of our electrified powertrain design and our relationship with Palantir, we expect to have a data-driven relationship with each plane and operator, which will enable on-going aircraft health monitoring and over-the-air-updates creating a connected aircraft platform. This ability to capture data combined with our Palantir partnership will support both our own operating efficiencies as well as provide a high degree of real-time data collection in support of other mobility insight initiatives. This focus on technology is a key part of our business plan as we work towards becoming a data driven and technology enabled organization.

Unlike the world of automobiles, in aviation, the engine and the airframe have long been managed as separate business models, controlled by a different set of OEMs. The airframe typically is a long-lasting structure, which, relative to the engine, requires less-costly maintenance. Engines on the other hand, require constant maintenance and periodic full overhauls. Operators typically pay on a time-based mechanism into an engine-reserve account, deploying the accumulated capital to “reset the clock” on the engine every several thousand hours of operation. In this framework SAM will manage its powertrain business in a similar fashion. Our hybrid-electrified and electrified powertrains will be controlled by software that will have a predictive maintenance layer, making the powertrain and aircraft a connected system enabling better visibility and cost control for the operator and performance data collection in support of SAM’s future product development.

Step 4:    Optimize Future Deployment of Third-Party Green Aircraft

Longer term, we expect to become a technology agnostic green aviation platform, and intend to foster relationships with green aerospace OEMs, offering an ecosystem (data, software services, financial services and consumer pathway) as a commercialization pathway for their products. We intend to provide services for all type of current and future green technology regardless of whether they are hybrid, battery electric or hydrogen based solutions, irrespective of if they apply to eVTOL, regional or longer range applications. We believe our connected aircraft platform, large consumer and operator base and aircraft financing products will provide an attractive entry proposition for both new and incumbent OEMs.

We believe that the four steps outlined above will set the flywheel of the regional air mobility industry into motion and that SAM will be positioned to benefit from significant revenue and earnings growth.

Additional Future Growth Opportunities

We intend to continue growing our business through acquisitions and additional commercial relationships, which will allow us to further strengthen our network, technology platform and brand. Opportunities we may explore include, but are not limited to:

•        Growing our scale through such activities as acquiring other regional air carriers, leasing portfolios and charter brokers.

•        Enhancing our platform through such activities as purchasing and integrating other existing software solutions.

•        Further improving our electrification value chain through activities such as creating joint-ventures with key component OEMs and acquiring additional core technical capabilities.

In addition to exploring acquisition and partnership opportunities focused on adding scale to our current operations, in the long term we expect to be well positioned to explore complementary businesses and commercial relationships, examples of which include:

•        Engaging with other companies creating green technology aircraft to help bring them to market through our fleet operations and our Aircraft-as-a-Service platform.

•        Co-financing partnerships with other aircraft lessors to enable a sales channel into their aircraft portfolio for SAM electric powertrains.

•        Developing and monetizing the ground infrastructure expected to be required to support the growth in electrified airplane fleets such as charging stations and alternative forms of sustainable fuel.

Key Agreements

Textron Aviation Inc.

Collaboration Agreement

On September 15, 2022, SAM entered into a Collaboration and Engineering Services Agreement (the “Collaboration Agreement”) with Textron Aviation Inc., a Kansas corporation (“TAI”), a subsidiary of Textron, Inc. The Collaboration Agreement provides, among other things, that TAI will provide SAM certain services in furtherance of SAM’s development of its proprietary electrified powertrain technology (the “SAM System”). Under the Collaboration Agreement, SAM agrees to meet certain development milestones by specified dates, including issuance of a supplemental type certificate by the FAA. The Collaboration Agreement becomes effective on the date that SAM shares are publicly traded on a national securities exchange (the “TAI Effective Date”).

The Collaboration Agreement is part of a series of related agreements that govern the relationship between TAI and SAM, which agreements include an Aircraft Purchase Agreement, (the “APA”), pursuant to which SAM agrees to purchase certain Model 208B Grand Caravan EX aircraft (the “Caravan”) from TAI, an Amended and Restated Sales and Marketing Agreement (the “SMA”), which outlines the exclusive relationship and sales, promotional and marketing commitments between TAI and SAM for the Caravan SAM System and Caravan SAM System equipped aircraft (together, the “SAM Aircraft”), and a Data License Agreement (the “DLA” and collectively with the Collaboration Agreement, the APA and the SMA, the “TAI Agreements”), which provides for SAM’s licensing of certain technical information with respect to the Caravan from TAI to facilitate SAM’s development of the SAM System.

The Collaboration Agreement is subject to termination events including the failure by SAM to meet certain milestones, a change of control of SAM, TAI’s reasonable determination that a market for aircraft equipped with the SAM System is not viable, TAI’s reasonable determination that the FAA is unlikely to approve a supplemental type certificate for the SAM System on the Caravan, TAI’s reasonable determination that SAM has failed to develop its product offerings compared to other parties pursuing similar products, TAI cessation of manufacturing of the Caravan, termination of the TAI Agreements or the TAI Effective Date not occurring by March 31, 2023.

Amended and Restated Sales and Marketing Agreement

On September 27, 2022, SAM entered into the SMA, pursuant to which TAI appointed SAM as its exclusive supplier of certain identified categories of battery electric and hybrid-electric propulsion systems for the Caravan (the “Exclusive System”) for a period commencing on the TAI Effective Date and ending on the date that the exclusivity rights are terminated by TAI or SAM under the SMA. Pursuant to the SMA, the Parties agreed to develop marketing, promotional and sales strategies for the SAM Aircraft and further agreed to (a) include the SAM Aircraft in sales and marketing materials (print and digital) distributed to authorized dealers, (b) prominently display the SAM Aircraft on their respective websites and social media, (c) include representatives of SAM and TAI at trade show booths, (d) market SAM Aircraft and conversions to SAM Aircraft to all owners of pre-owned Caravans, and (e) not advertise or offer any third party Exclusive System variants of the Caravan. Certain technologies for aircraft propulsion are specifically carved out from the Exclusive System. The SMA provides for payment by SAM of exclusivity fees aggregating $40 million, with certain amounts deferred such that the aggregate fee is payable over four years commencing on the earlier of the year after SAM obtains a supplemental type certificate for the SAM System on the Caravan (the “SAM STCs”) or the 5th anniversary of the TAI Effective Date. SAM’s obligation to pay exclusivity fees in any year may be offset, in whole or in part, based on the achievement of certain sales milestones of SAM Aircraft and Caravans subsequently converted to a SAM System. TAI can terminate the Exclusivity Period upon the occurrence of a specified termination event under the Collaboration Agreement or after the 8-year anniversary of the TAI Effective Date. Under the SMA, SAM is designated as TAI’s “Official Leasing Partner” for the SAM Aircraft.

The SMA is subject to termination events and termination upon certain additional events, including, among other events, termination by SAM or TAI if the other party terminates the exclusivity rights in the SMA, termination by TAI upon a change of control of SAM, the TAI Effective Date does not occur on or prior to March 31, 2023 and any termination of the other TAI Agreements.

Data License Agreement

On September 15, 2022, SAM entered into the DLA, pursuant to which licensor under the DLA agreed to provide to SAM certain technical data, drawings, and specifications related to the Caravan to facilitate SAM’s development of the SAM System for upfits or retrofits of the Caravan. In addition, the DLA provides TAI with a license to “in draw” one or more of SAM STCs into TAI’s type certificate for the Caravan or use SAM STCs to install SAM Systems onto Caravans.

The DLA provides for payment by SAM of license fees aggregating $60 million over a multi-year period. SAM’s obligation to pay the ongoing license fees in any year may be offset, based on achievement of certain sales milestones of SAM Aircraft and Caravans subsequently converted to a SAM System. SAM’s license under the DLA is subject to certain other restrictions and obligations, including, but not limited to, confidentiality requirements, restrictions on use of the technical information provided by the licensor and adherence to any regulatory requirements with respect to the technical information.

The DLA is subject to customary termination provisions. The DLA may also be terminated by TAI upon certain specified events, including, among other events, breach of the confidentiality provisions contained in the DLA, a change of control of SAM, termination of the APA under certain circumstances, or if the TAI Effective Date does not occur on or prior to March 31, 2023. The DLA can be terminated by SAM, among other events, if the exclusivity rights under the SMA are terminated by TAI.

Aircraft Purchase Agreement

On September 15, 2022, SAM entered into the APA with TAI, pursuant to which, SAM will purchase 100 specifically configured Caravans having an aggregate purchase price in excess of $300 million, with an option to purchase an additional 50 specifically configured Caravans having an aggregate purchase price in excess of $150 million, over the course of 7 years. The final price to be paid by SAM will be dependent upon a number of factors, including the final specifications of such aircraft and any price escalations. The initial deliveries of the aircraft under the agreement will not commence until the second calendar quarter of 2024. The terms and conditions of the APA contain price escalation clauses under certain circumstances. The APA becomes effective on the TAI Effective Date.

In addition to customary termination provisions for both parties, the APA may also be terminated by SAM if TAI terminates the exclusivity rights granted to SAM under the SMA. TAI may terminate the APA for certain specified events including the specified termination events under the Collaboration Agreement or termination of the other TAI Agreements.

Aerospace Testing Engineering & Certification, Inc. and magniX USA, Inc.

On April 28, 2022, SAM entered into a Three-Party Agreement with AeroTEC and magniX, which provides an overview of the parties’ intentions and cooperation plan for future definitive agreements. Pursuant to the Three-Party Agreement, AeroTEC and magniX will provide services and assistance for the development and FAA certification of Cessna Caravan STCs by utilizing the magnX EPU and magniX ESS as key components of the hybrid-electric and fully-electric propulsion systems. The targeted completion date for FAA STC certification of the hybrid-electric Cessna Caravan STC is 2025.

According to the Three-Party Agreement, the parties must successfully complete (1) an examination of the functional and performance requirements of the system and the preliminary program or project plan, to ensure that the requirements and the selected concept will satisfy the goals (the “SRR”) and (2) an examination of the proposed requirements, the mission architecture and the flow down to all functional elements of the mission to ensure that the overall concept is complete, feasible and consistent with available resources (the “CoDR”). Following the completion of the SRR and the CoDR, separate definitive two-party agreements will be negotiated and executed by and between SAM and AeroTEC, on the one hand, and by and between SAM and magniX, on the other hand. Both definitive agreements will examine the proposed terms and conditions of the partnership. Additionally, following the completion of the SRR and the CoDR, the parties will develop a comprehensive program plan and schedule for preliminary design review, conceptual design review and other design, component selection, supply chain validation, product support capabilities and appropriate issues related to obtaining the STC (the “Program Plan”).

During the duration of the services agreement between AeroTEC and SAM for the development of an STC for the Cessna Caravan, AeroTEC will work exclusively with SAM to develop and obtain STCs for hybrid and other electrified Cessna Caravan models; provided that, in the event that market demand warrants certification of a Cessna Caravan model that SAM is unwilling or unable to support, AeroTEC and SAM will negotiate a commercially reasonable agreement and/or license to allow such independent STC development.

SAM will pay AeroTEC, magniX and other providers of services and components all costs and expenses to develop and certify the SAM STC.

The Three-Party Agreement will terminate if the Program Plan has not occurred within six months of the signing of the agreement or if the parties fail to reach an agreement on definitive agreements within six months of the Program Plan completion.

The success of the Three-Party Agreement and future two-party definitive agreements is directly dependent on the cooperation of TAI and the TAI related agreements. SAM intends to use its commercially reasonable efforts to obtain TAI’s permission to share its data license under the TAI Agreements with AeroTEC and magniX to support their efforts for development.

Signature Flight Support LLC

On March 18, 2022, SAM and Signature Flight Support LLC (“Signature”) entered into a Memorandum of Understanding (“MOU”). The MOU is only an expression of intent; the parties do not intend to be bound by the suggested terms. The MOU provides for a collaborative relationship whereby Signature will provide FBO services and support for SAM’s network at existing and new Signature locations. In addition, SAM and Signature will co-develop a standardized end-to-end customer experience; co-develop branding and marketing opportunities to common customer bases; co-invest in technology and facilities to support their operations; and advance and develop green aviation technologies and services. As part of this partnership, SAM plans to relocate its existing station at the Santa Barbara Airport to Signature’s leasehold. The MOU will stay in effect until the parties enter into a definitive agreement, or two years after the signing of the MOU. Either party may terminate the MOU at any time by providing three months written notice to the other party.

SkyWest Airlines, Inc.

On July 17, 2019, Southern and SkyWest Airlines, Inc. (“SkyWest”) entered into a Pilot Pathway Agreement, amended by Amendment No. 1 to Pilot Pathway Agreement, dated as of October 1, 2020 (the “SkyWest Agreement”). Pursuant to the SkyWest Agreement, SkyWest has acquired a minority interest in Southern. In return, SkyWest will facilitate a recruitment career pipeline from Southern’s flight school cadet program to SkyWest.

The SkyWest Agreement will automatically renew for additional, successive one year terms, unless and until Southern or SkyWest provides a written non-renewal notice. The SkyWest Agreement is subject to customary termination provisions. The SkyWest Agreement may also be terminated by SkyWest, if following the occurrence of a pilot refund event of tuition and fees, SkyWest does not receive full reimbursement from Southern of all amounts paid with respect to such pilot under the program within one hundred and twenty (120) days following the refund event, then, SkyWest can terminate the SkyWest Agreement.

Jetstream Aviation Capital, LLC

On October 10, 2022, SAM and Jetstream entered into a Master Agreement (the “Jetstream Agreement”) governing certain of the principal terms of the sale and leaseback by SAM of certain aircraft, subject, among other things, to the entry into separate binding sale and purchase agreements for each individual aircraft and a separate binding lease agreement for each individual aircraft. The arrangement provides for a sale and/or assignment of purchase rights of aircraft from SAM to Jetstream and the leaseback of such aircraft from Jetstream to SAM with a maximum aggregate purchase amount of $450 million, including a $120 million total minimum usage obligations for SAM.

The arrangement further provides that Jetstream and SAM will endeavor to co-market SAM’s electrified powertrain technology to Jetstream’s other customers and lessees. Subject to further negotiation and entry into definitive agreements, Jetstream also intends to commit to acquire up to 50 hybrid-electrified powertrains per year for five years. The powertrains will be installed in Jetstream’s aircraft and leased to other customers, subject to certain thresholds and governmental approval processes. Both parties will endeavor to collaborate on potentially developing a co-financing platform pursuant to which SAM may offer leasing terms to its third party service operators. The Jetstream Agreement may be terminated (i) if SAM Common Stock is not publicly listed and the Southern acquisition is not consummated prior to December 31, 2023; (ii) upon a termination notice by either party in the event material adverse change in the business of the other party which is not resolved within 30 days of such notice; and (iii) as mutually agreed in writing by the parties.

Government Regulation

SAM will be subject to government regulation at local, state, national and international levels. The scope of these regulations is exceedingly broad, covering a wide range of subjects that includes, but is not limited to, those summarized below. Given the dynamic and rapidly evolving nature of the regulatory environment, the conduct of our business will always include a measure of risk and we may not be able to predict or control how new regulations might be written, or predict how existing regulations may be interpreted, or enforced.

Various aspects of our business, including scheduled and on-demand air service and electrification, are all impacted by interrelated but distinct regulatory frameworks.

Principal Domestic Regulatory Authorities

DOT

The U.S. Department of Transportation (the “DOT”) is the principal regulator of economic and consumer protection matters in the U.S. commercial aviation industry. The DOT licenses and oversees the operations of all carriers. This includes economic authority to conduct business as a type of air carrier, as well as consumer protection and insurance requirements that are applied to the conduct of such business. The DOT also oversees the marketing, sale and performance of public charter flights (charter flights which are sold by the seat) that may be arranged by an indirect air carrier (i.e., an entity that does not operate aircraft but contracts as a principal with a direct air carrier to do so on its behalf), for the purpose of offering its chartered flights to the public that will be performed by an identified direct air carrier at a predetermined date and time (in contrast to the on-demand, or as-needed/where-needed, character of certain of our services). The DOT oversees and regulates how airlines advertise and hold out services. The DOT also oversees the sale, holding out and arrangement of single-entity charter air transportation (charter of the entire capacity of an aircraft, in contrast to public charter flights which are sold by the seat). The DOT has authority to enforce laws and regulations against engaging in “unfair” or “deceptive” practices in the sale or provision of air transportation. The DOT promulgates and enforces various other consumer protection laws and regulations to which we are subject, including requirements related to non-discriminatory access to air transportation for disabled passengers, data reporting, recordkeeping, advertising and ticket sales, among others. The DOT is also responsible for monitoring and assuring that U.S. air carriers remain fit, willing and able at all times to provide the services for which they are licensed, and that such carriers qualify continuously as citizens of the United States within the meaning of U.S. aeronautical laws and regulations.

FAA

The Federal Aviation Administration (the “FAA”) is an operating administration of the DOT and the principal regulator of safety matters in the U.S. aviation industry. The FAA’s regulations touch on many aspects of civil aviation, such as the design and manufacture of aircraft, engines, propellers, avionics and other components, including applicability of engine noise and other environmental standards; the inspection, maintenance, repair and registration of aircraft; the training, licensing or authorizing and performance of duties by pilots, flight attendants and maintenance technicians; the testing of safety-sensitive personnel for prohibited drug use or alcohol consumption; the design, construction and maintenance of runways and other airport facilities; the operation of air traffic control systems, including the management of complex air traffic at busy airport facilities; the safety certification and oversight of air carriers including their operations and maintenance; the establishment and use of safety management systems by air carriers; the promotion of voluntary systems to encourage the disclosure of data that may aid in enhancing safety; and the oversight and operational control of air carriers by their accountable managers, directors of operations, directors of maintenance and other key personnel.

TSA

The Transportation Security Administration (the “TSA”) is an administration within the Department of Homeland Security which issues security programs to air carriers and ensures that air carriers operate in a manner consistent with any security program and other requirements issued to the carrier.

Air Services

Regional airline services are currently regulated by both the DOT, which provides the economic authority to operate as an airline, and the FAA, which provides the safety authority. Southern currently holds a Commuter Air Carrier Authorization issued by the DOT under 14 C.F.R. Part 298 (“Part 298”) and an Air Carrier Certificate issued by the FAA under 14 C.F.R. Part 119 with FAA Operations Specifications issued under 14 C.F.R. Part 135 (“Part 135”). The requirements of Part 298 and Part 135 are continuing in nature and Southern must comply with them at all times.

Part 298 Requirements — Airlines are generally required to obtain a certificate of public convenience and necessity issued under section 41102 of 49 U.S.C. Subtitle VII in order to hold out and sell air transportation services to the traveling public (a “Certificate”). As a “commuter air carrier” which operates small aircraft under Part 298, Southern operates under an exemption from the statutory requirement to obtain or hold a Certificate as well as certain requirements applicable to airlines operating large aircraft. Provided that Southern continues to qualify for this exemption by maintaining in effect its Commuter Air Carrier Authorization issued by DOT, it will remain exempt from this requirement. Although Southern is not required to hold a Certificate, it is subject to rigorous other requirements, as well as various DOT consumer rules. For example, Southern must file with the FAA evidence that it has aircraft accident liability insurance coverage, and it must maintain that coverage. It must also continuously meet the fitness and citizenship requirements described below, refrain from operating large aircraft (those originally designed for more than 60 seats or more than 18,000 pounds payload capacity), comply with security requirements established by the TSA of the Department of Homeland Security, comply with various financial and passenger traffic reporting requirements, not engage in any practices DOT considers unfair or deceptive, and notify DOT in advance of any proposed substantial change in its ownership, operations or management.

Fitness Requirements — Carriers like Southern (and following the consummation of the transactions, SAM as the parent company of Southern), must be found to be fit, willing and able to perform the air transportation for which they are licensed by the DOT. This involves a DOT evaluation of the competence and compliance disposition of the airline’s management as well as an evaluation of the financial viability of the carrier and its ability to carry out its operations without putting customers’ money at unnecessary risk. In connection with DOT review of the transactions, Southern is undergoing a continuing fitness review by DOT keyed to these factors. The scope of the review includes SAM in its capacity as Southern’s prospective parent company. This review is not yet complete.

Citizenship Requirements — In connection with Southern’s continuing fitness review, DOT will also consider whether Southern continues to qualify as a “U.S. citizen” within the meaning of applicable law (49 U.S.C. 40102 (a)(15)(C) as interpreted and applied by the DOT), which requires that an air carrier must continuously qualify as a “U.S. citizen” to be eligible to hold its DOT and FAA licenses and provide air transportation. The scope of the review includes SAM in its capacity as Southern’s prospective parent company, and that is, SAM is subject to the same U.S. citizenship requirement as Southern. If an air carrier is found to not be a U.S. citizen, its DOT and FAA licenses can be revoked and the carrier would not able to fly commercially. To qualify as a “U.S. citizen” an entity:

1.      must be incorporated in the United States;

2.      must have a President and at least two-thirds of its board of directors and other managing officers be U.S. citizens;

3.      must have at least 75% of its voting interests owned and controlled by U.S. citizens; and

4.      must be under the actual control of U.S. citizens.

The DOT has emphasized that it makes its citizenship determinations on a case-by-case basis, considering the totality of the circumstances and weighing all the factors before determining whether an airline is under the actual control of U.S. citizens.

Following the consummation of the transactions we believe that all relevant entities will all qualify as “U.S. citizens” as required because each entity is incorporated in Delaware. Stan Little, a U.S. citizen, will continue as the CEO of Southern and will become the CEO of SAM. More than two-thirds of the board of directors and other managing officers of each of the entities are U.S. citizens.

At least 75% of the voting interest of the above entities is owned by U.S. citizens, and the companies will remain under the actual control of U.S. citizens. As an additional measure to ensure compliance with the citizenship requirement, the corporate charter of SAM provides that in the event that persons who are not U.S. citizens were to acquire or have control over any shares of capital stock of SAM, the voting rights associated with such shares of stock shall be suspended automatically to the extent required to ensure that SAM will remain in compliance with the requirement that U.S. citizens maintain control of at least 75% of the voting shares of the entity.

Part 135 Requirements — In addition to the economic authority granted by the DOT under Part 298, a commuter airline must have safety authority from FAA under Part 135 or Part 121, depending on the type and size of aircraft operated. A carrier operating under Part 135 cannot fly aircraft with more than nine seats in scheduled service or more than 30 seats in charter service.

As is the case with DOT air carrier authority, FAA authority requires the carrier to be a “U.S. citizen.” Part 135 also includes the following additional requirements:

•        The carrier must have a physical location for its principal base of operations;

•        It must have at least one aircraft and all its aircraft must meet FAA airworthiness standards;

•        Its aircraft must be maintained according to FAA standards including an approved aircraft inspection program;

•        The maintenance records for its aircraft must be complete, accurate and appropriately documented;

•        The airline’s director of operations, chief pilot and director of maintenance must meet the specific qualification and experience requirements established by FAA;

•        The airline must submit manuals acceptable to FAA governing its operations, maintenance, handling of hazardous materials and training programs, as well as the current flight manual for each aircraft used in its operations;

•        Its crewmember training program must include the elements specified by FAA;

•        It must have a drug and alcohol testing program meeting regulatory requirements for its employees in safety sensitive positions;

•        It may have to adopt and implement a TSA-approved security program; and

•        It must comply with laws and regulations relating to pilot records designed to ensure that airlines adequately investigate a pilot’s background before allowing the pilot to conduct commercial flights as well as providing, updating and making available to potential employers pilot records developed while a given pilot is in its employ.

Essential Air Service (“EAS”) — Southern participates in the EAS program administered by the DOT. This program was enacted as part of the Airline Deregulation Act of 1978. The deregulation act was designed to allow airlines the freedom to determine their own routes and set their own prices. The EAS program was intended to ensure that, despite the economic freedom granted to the airlines, the small communities that had air service prior to enactment continued to receive a specified minimum level of air service, with a federal subsidy if necessary for that purpose. The EAS program was initially intended to last ten years but it has been extended and modified in the years since.

Airport and other Local Authorities — Airport authorities have the ability to charge fees and impose conditions on the use of their facilities. Airports also have limited proprietary authority to restrict access as a means of reducing aircraft noise impacts on the local community they serve. As an example, airports can restrict an airline’s ability to land at an airport only if the airport complies with the Airport Noise and Capacity Act of 1990 (“ANCA”). ANCA requires that certain review and approval procedures be completed before a proposed restriction that impacts aircraft is implemented

Marketing and Sales of Transportation Services

We will market our transportation services to the public in a variety of manners. Depending on how our platform and our business evolves, it is possible that, as a result of our on-demand services, the DOT may view us as operating as either an “air charter broker” or a “charter operator.”

Air Charter Broker

“Air charter brokers” are regulated by DOT under 14 C.F.R. Part 295 (“Part 295”), which applies generally to any entity that acts as an air charter broker. An air charter broker is defined as an entity, not an airline, that holds out, sells by itself or as an agent, or arranges single entity charter air transportation with an airline. In instances where an air carrier regulated under Part 298, such as Southern, acts as an air charter broker, Part 298 establishes requirements equivalent to those of Part 295 applicable to the carrier’s broker activities. A single entity charter is a charter for the entire capacity of an aircraft where the cost of the transportation is borne by the charterer and not by the individual passengers. Entities that qualify as air charter brokers are exempted from several provisions of title 49 of the United States Code. To qualify for these exemptions, air charter brokers (including Part 298 air carriers when acting as brokers) must use airlines that have the requisite authority from the DOT and the FAA. They are prohibited from engaging in unfair or deceptive practices or unfair methods of competition as determined by the DOT. All of the air charter broker’s advertising must make clear that the advertised air service will be provided by a properly licensed airline. Part 295 lists a series of disclosures that the broker must make to the charterer. It also enumerates various practices or misrepresentations that the DOT views as unfair or deceptive, and it lists various civil and criminal penalties that air charter brokers could be subject to if they violate the terms of the regulation.

Charter Operator

Charter operators (also known as “public charter operators”) are subject to much more extensive regulation than air charter brokers. They act as principals and are regulated under 14 C.F.R Part 380 (“Part 380”). Part 380 applies to entities that are engaged in the formation of groups for transportation on public charter flights. Public charters are one-way or round trip charter flights that are operated by one or more airlines. The airlines must have the requisite authority from DOT and FAA. A charter operator cannot advertise, receive money for, or operate a charter until it has filed a prospectus with DOT. Part 380 specifies in detail what shall be included in this prospectus. There also must be a contract between the charter operator and the airline that evidences a binding commitment on the part of the airline to provide the air transportation called for by the contract. Part 380 also specifies minimum contents of any solicitation materials for the charter as well as minimum contents of the contract between the charter operator and passengers.

Charter operators must pay the airline in full for the cost of the charter transportation prior to the scheduled date of the flight departure. Unless it is physically impossible to perform the trip, a charter operator may not cancel a charter less than 10 days before the scheduled departure of the outbound flight. If the charter is cancelled, passengers must be notified within 7 days. The charter regulations contain detailed requirements concerning the marketing and sale of charter flights and sets forth potential penalties if its provisions are violated.

Under DOT regulations and policies, it is possible for an air carrier to act simultaneously as the public charter operator and the direct air carrier for a given flight or series of flights. Such flights are known as “direct-sale charters.” Southern’s operations include certain direct-sale charters between points in Hawaii. With respect to such flights, Southern is subject to the Part 380 requirements summarized above as well as the Part 298 requirements ordinarily applicable to charter flights.

Electrification

The electrification contemplated in our business will involve major modifications to Cessna Grand Caravans and other existing aircraft. To ensure the safety of airline passengers, aircraft must be deemed airworthy by FAA. For an entirely new aircraft, this would require the manufacturer to show that the aircraft complies with FAA regulations, in which case, it would be granted a “type certificate” (“TC”) by the FAA.

A supplemental type certificate (“STC”) is a TC issued when an applicant has received FAA approval to modify an aircraft from its original design. The STC, which incorporates by reference the related TC, approves not only the modification but also how that modification affects the original design. This is governed by 14 CFR Part 21, Subpart E and FAA Order 8110.4C. The Cessna Grand Caravan has had a TC from the FAA for many years. In order to modify this aircraft, we plan to apply to the FAA for an STC, allowing us to modify the design to include hybrid or fully electric powertrains.

The FAA lists the following major steps in order to obtain an STC:

•        Applicant applies for STC

•        Familiarization and preliminary type certification board (“TCB”) meetings

•        FAA develops certification program plan

•        Establishment of certification basis by FAA

•        Applicant submits data for approval

•        FAA design evaluation

•        FAA and applicant hold specialists and interim type certification meetings, as required

•        FAA performs conformity inspections

•        Engineering compliance determinations

•        Pre-flight TCB meeting

•        Applicant performs ground inspections, ground tests and flight tests

•        FAA reviews manufacturer’s flight test results and issues Type Inspection Authorization

•        FAA performs conformity inspections, witnesses tests, performs official certification flight tests and flight standards evaluations

•        Functional and reliability testing

•        FAA approves flight manual supplement or supplemental flight manual and holds final TCB meeting

•        Aircraft Evaluation Group (“AEG”) completes continuing airworthiness determination

•        FAA issues STC

An STC will be issued by the FAA only if: (i) the pertinent technical data from the manufacturer have been examined and found satisfactory by FAA; (ii) all necessary tests and compliance inspections have been completed; and (iii) the alteration has been found to conform with the technical data. Once the STC is approved, the STC holder must still (i) report failures, malfunctions and defects; (ii) make the STC data available to FAA and National Transportation Safety Board, upon request; (iii) make instructions for continued airworthiness available to owners and operators; (iv) make required design changes to address Airworthiness Directives issued by FAA and make them available; and (v) make flight manual supplements and supplemental flight manuals available with each alteration. The issuance of an STC can be time consuming, and timing can vary based on the availability of FAA personnel, the novelty of the design being reviewed, and other factors yet to be identified.

Production Certification

As our strategic partners and suppliers ramp up to production, we expect that there will be interactions with numerous U.S. government agencies and entities, including but not limited to FAA, with respect to certification of production and quality control systems. We are working with our strategic partners to develop the systems and processes needed to obtain FAA production certification.

Facilities

Surf Air’s headquarters are and SAM’s headquarters will be located in a leased 5,500 square foot facility in Hawthorne, California. The lease of this facility expires in August 2024 with the option to extend the lease for an additional two-year term.

Southern’s headquarters are located in a leased workspace in Palm Beach, Florida. The lease of this facility expires in April 2025.

Human Capital / Team

As of June 30, 2022, Surf Air had 75 employees, of which 70 were full-time and 5 were part-time and Southern had 615 employees, of which were 485 full-time and 130 were part-time. See sections entitled “Surf Air’s Management’s Discussion on and Analysis of Financial Condition and Results of Operations — Operating Measures of Surf Air” and “Southern’s Management’s Discussion on and Analysis of Financial Condition and Results of Operations — Operating Measures of Southern” for additional information.

Surf Air and Southern have not experienced any work stoppages and consider our relationship with our employees to be good. Our employees are divided across various core business functions, including operations, sales and marketing, research and development, customer service and finance and administration.

None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Commitment to Environmental, Social and Governance Leadership

We are seeking to build a regional air mobility ecosystem that will sustainably connect the world’s communities. We intend to accelerate the adoption of green flying, bringing electrified aircraft to market at scale in order to substantially reduce the cost and environmental impact of regional flying. In so doing, we believe we can make a meaningful contribution to tackling the dual challenges of congestion and climate change. We are building a dedicated, diverse and inclusive workforce to achieve this goal while adhering to best practices in risk assessment, mitigation and corporate governance.

Our ESG efforts consist of focusing on the following:

•        Environmental.    Being a good steward of the natural environment through the production and development of innovative designs that reduce resource use and energy consumption.

•        Social.    Promoting diversity, equity and inclusion, while underpinning all of our activities with a core focus on health and safety.

•        Governance.    Upholding our commitment to ethical business conduct, integrity and corporate responsibility, and integrating strong governance and enterprise risk management oversight across all aspects of our business.

Diversity, Equity and Inclusion

We work diligently to create a diverse, equitable and inclusive work environment. We provide equal opportunities for growth, success, promotion, learning and development, and aim to achieve parity in the way we organize, assign and manage projects. We are focused on building support across all teams and individuals, ensuring everyone has a voice, and treats each other with respect.

Intellectual Property

Our ability to protect our material intellectual property is important to our business. We seek to protect our intellectual property (including our technology and confidential information) through a combination of trademarks and trade secret protections, as well as contractual commitments and security procedures. We generally require our employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements.

We regularly review our technology development efforts and branding strategy to identify and assess the protection of new intellectual property. Surf Air owns certain trademarks important to our business, such as the “Surf Air” word and design marks in the United States and in other jurisdictions, and Southern owns the “Mokulele” mark in the United States.

Surf Air currently owns the “surfair.com” Internet domain name and Southern owns the “iflysouthern.com” and “mokuleleairways.com” The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name “Surf Air” or “Southern” or are otherwise relevant to or descriptive of our business.

While software can be protected under copyright law, we have chosen to rely primarily on trade secret law in order to protect our software and have chosen not to register any copyrights in these works. In the United States, copyrights must be registered in order to bring a claim for infringement and to obtain certain types of remedies. Even if we decide to register a copyright in our software to bring an infringement action, the remedies and damages available to us for unauthorized use of our software may be limited.

Intellectual property laws, contractual commitments and security procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, trade secrets, know-how and other materials may be independently developed by our competitors or revealed to the public or our competitors and no longer provide protection for the related intellectual property. In addition, intellectual property laws vary from country to country. We may therefore be unable to protect certain of our technology, brands or other intellectual property in other jurisdictions.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file patent applications when we determine it would benefit our business to do so.

Privacy and Data Protection

There are many requirements regarding the collection, use, transfer, security, storage, destruction and other processing of personally identifiable information and other data relating to individuals. Because our technology platform is an integral aspect of our business, compliance with laws governing the use, collection and processing of personal data is necessary for us to achieve our objective of continuously enhancing the user experience of our mobile application and marketing site.

We receive collect, store, process, transmit, share and use personal information and other customer data, including health information, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share and use such personal information, including payment information. A variety of federal, state, local, municipal and foreign laws and regulations, as well as industry standards (such as the payment card industry standards) govern the collection, storage, processing, sharing, use, retention and security of this information.

The California Consumer Privacy Act of 2018 (the “CCPA”) establishes a privacy framework for covered businesses regarding data privacy rights for California residents. Covered businesses must provide certain disclosures to California residents, respond to certain requests by California residents for disclosures regarding their personal information, as well as offer California residents the right to opt out of sales of personal information. The CCPA contains a severe statutory damages framework of up to $2,500 per violation, or up to $7,500 per each intentional violation, and provides for private rights of action for certain breaches of personal information resulting from a covered business’s failure to implement reasonable security procedures and practices. Moreover, the California Privacy Rights Act, which takes effect on January 1, 2023, will expand California residents’ rights under the CCPA. We believe that the personal information we collect from California residents that use our app, the air transportation services we have offered in California in the past and direct marketing to California residents for those services, as well as our plans to offer future services in California, have made and in the future will make SAM subject to compliance with California’s privacy laws.

Legal Proceedings

From time to time, we have in the past and may in the future become subject to legal proceedings or claims arising in the ordinary course of its business. Other than as set out below, we are not currently a party to any legal proceedings, the outcome of which, if determined adversely, believes would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

In 2017, Surf Air acquired Rise U.S. Holdings, LLC (“Rise”). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the “Rise Parties”) were served with a petition for judgment by Menagerie Enterprises, Inc. (“Monarch Air”), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of the Monarch Air Flight Services Agreement, which occurred prior to Surf Air’s acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract, and breach of fiduciary duty. Surf Air was not named as a party to the lawsuit. During 2018 and 2019, certain summary judgements were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1 million, pre-judgment interest of $230,000, attorneys’ fees of $61,000 and court costs of approximately $3,000. Since then, Monarch Air has been conducting post-judgment discovery to which Surf Air has timely responded. The full settlement had been accrued within Accrued expenses on the Consolidated Balance Sheets by the Company as of December 31, 2021 and 2020.

SURF AIR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to the “Company”, “Surf Air”, or “our” refer to Surf Air Global Limited and its consolidated subsidiaries, which includes SAM. Unless otherwise indicated, all dollar amounts are set forth in thousands, except share and per share data.

The following discussion and analysis of Surf Air’s financial condition and results of operations should be read in conjunction with Surf Air’s consolidated financial statements and the related notes. The following discussion and analysis is intended to help the reader understand Surf Air’s results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the section entitled “Selected Historical Financial Information of Surf Air” and Surf Air’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Surf Air’s plans and strategy for Surf Air’s business, includes forward-looking statements that involve risks and uncertainties. Surf Air’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.”

Overview of the Surf Air Business

Surf Air is expanding the category of regional air travel, connecting underutilized regional airports and private terminals with high frequency “commercial-like” air service, using small turboprop aircraft. Surf Air operates primarily in California, and its model is based on its optimization of scheduled routes to meet its customers’ demand. Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and it intends to develop proprietary powertrain technology to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Caravan. Surf Air’s customers consist of regional business and leisure travelers.

Surf Air generates revenue through the sale of memberships products, non-member single seats, or flight products for both scheduled and on-demand flights. Scheduled revenue is derived from membership subscriptions, principally relating to two main categories of membership: All You Can Fly (“AYCF”) and Pay As You Fly (“PAYF”). AYCF membership subscriptions allow members to fly as much as they like over the contract period. The membership fee includes access to scheduled service and the cost of single seat booking. PAYF members pay a membership fee, which enables them to purchase single use vouchers for travel. On-demand service allows customers to book private charter flights on routes specified by the customer.

2022 Operating Environment

Since 2020, Surf Air has been incurring expenses to support the development of the technology of its digital platform with the aim of providing a delightful, premium flying experience and Surf Air expects these development expenses to continue to be incurred. Additionally, Surf Air is developing proprietary powertrain technology to electrify existing fleets and new aircraft. As a result, Surf Air expects to incur significant costs in the future to support development of this technology.

Beginning in early 2020, the effects and potential effects of the global COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior with regard to air mobility services, and continuity in business operations created significant uncertainty for Surf Air. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and related renegotiations of terms and conditions in order to meet liquidity needs. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world.

Surf Air has seen some recovery in demand during 2021 and the first half of 2022. However, the full impact of the COVID-19 pandemic continues to evolve. Surf Air could experience continued fluctuations in demand, increased operating costs, delayed development of our powertrain and purchases of aircraft, disruptions to other elements of our supply chain, and the implementation or reinstatement of government restrictions, among other negative effects.

As such, the extent to which the pandemic and related global events and market impacts will affect our financial condition, liquidity and future results of operations is uncertain. Given the uncertainty regarding the length, severity and ability to combat the COVID-19 pandemic, Surf Air cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows or financial condition. Surf Air continues to actively monitor its financial condition, liquidity, operations, suppliers, industry and workforce.

Critical Accounting Policies and Estimates

The consolidated financial statements of Surf Air are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reported period.

Our management believes that the accounting estimates listed below are those that are most critical to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties.

Share-Based Compensation

Surf Air accounts for the issuance of ordinary share options, restricted share units (“RSUs”), Restricted share purchase agreements (“RSPAs”), and Restricted share grant agreements (“RSGAs”) in the consolidated financial statements based on the grant date fair value of the awards. Issuances of RSPAs with promissory notes are accounted for as share options and are measured based on the grant date fair value of the option. Surf Air estimates the fair value of the share options using the Black-Scholes option pricing model. The grant date fair value of share-based awards with service-only conditions is recognized as expense on a straight-line basis in the consolidated statement of operations over the requisite service period, which is generally the vesting period ranging from 12 to 48 months. Forfeitures are recorded as they occur. For awards with performance conditions, Surf Air records compensation expense on a graded-vesting basis when it is deemed probable that the performance condition will be met. For awards with market conditions, the effect of the market conditions is reflected in the fair value measurement and expense, recognized on a graded-vesting basis, is not reversed to the extent that the market condition is not achieved. Additionally, awards granted to nonemployees are accounted for using their grant date fair value and are accounted for in the same manner as awards granted to employees.

Determining the fair value of share-based awards requires judgment. Surf Air’s use of the Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of Surf Air’s ordinary shares underlying the option award, the expected term of the option, the expected volatility of Surf Air’s ordinary shares, risk-free interest rates, and the expected dividend yield of Surf Air’s ordinary shares. The assumptions used in Surf Air’s option pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used Surf Air’s share-based compensation expense could be materially different in the future.

Surf Air estimates volatility using the historical volatility of common share of similar entities. The expected term of options granted represents the period for which the options are expected to be outstanding and is estimated based on an average between the contractual and vesting terms of the awards. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the date of grant. Surf Air has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero. Surf Air’s assumptions may change for future grants.

Because there is no public market for Surf Air’s ordinary shares, the Board of Directors has determined the fair value of the ordinary shares by considering a number of objective and subjective factors including the results of third-party valuations, Surf Air’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in Surf Air, the likelihood of achieving a liquidity event and transactions involving Surf Air’s preferred or common share, among other factors. The effect of these inherent uncertainties make share-based compensation arrangements more difficult, subjective and complex to estimate.

Fair Value Measurements

Surf Air’s financial results reflect a significant number of debt and equity transactions that must be fair valued. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The assumptions used in Surf Air’s valuation models represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, Surf Air’s results could reflect material fluctuation in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statement of Operations.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2

Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. Surf Air’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Surf Air measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within Level 3 of the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

Surf Air’s convertible securities are carried at fair value and are Simple Agreements for Future Equity (“SAFE”) notes. SAFE notes are financial instruments whereby an investor provides an investment into Surf Air, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if a preferred equity is issued through a qualifying capital raise. Due to certain provisions included in the agreements for these instruments, they are classified as liabilities as of December 31, 2021 and 2020. Additionally, Surf Air elected the fair value option for certain convertible notes, which requires them to be remeasured to fair value each period. If factors change and different assumptions are used, Surf Air’s results could reflect material fluctuation in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations.

Income Taxes

The determining of tax strategies and positions, along with accounting for related income taxes requires interpretation of various federal and state tax policies and assessment of the likelihood of various outcomes. Management believes that accounting for income taxes requires difficult, subjective and complex judgments and defenses. Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Surf Air determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Surf Air recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations.

Operating Measures of Surf Air

Surf Air utilizes key business measures commonly used throughout the air transport industry to evaluate operational performance. Operational and financial data is collected and analyzed to develop these metrics to allow comparison of performance, as well as compare against industry peers. For the year ended 2020 and 2021, key business measures were significantly impacted by the COVID-19 pandemic. For the first six months 2022, partial demand recovery from pre-pandemic levels, as well as macro-economic conditions impacted these results.

	Six Months Ended June 30,		Change		Year Ended December 31,		Change
	2022	2021	Inc/(Decr)%		2021	2020	Inc/(Decr)%
Flight Hours(a)	1,280	1,639	(359)	(22)%	3,469	3,052	417	14%
Passengers(b)	3,937	4,066	(129)	(3)%	9,243	7,893	1,350	17%
Headcount(c)	75	82	(7)	(9)%	81	63	18	29%
Departures(d)	968	1,235	(267)	(22)%	2,612	2,338	274	12%

____________

(a)      Flight hours are actual flight time from takeoff through landing that were flown in the period. Excludes departures for maintenance or repositioning events.

(b)      Passengers are the number of passengers flown during the period.

(c)      Headcount represents all employees at the end of the period.

(d)      Departures represent the number of takeoffs in the period, agnostic of operator of Surf Air’s services. Excludes departures for maintenance or repositioning events.

Components of Surf Air’s Results of Operations

The key components of our results of operations include:

Revenue

Surf Air’s revenue is comprised of on-demand trips and scheduled flight services.

On-Demand Revenue

On-demand service allows customers to book an individual flight on routes specified by the customer. Customers can purchase single flights or prepaid, dollar based, credits. Single flights are paid for at booking. Flight credits are paid upon purchase and applied at booking.

The Company utilizes FAA certified independent third-party air carriers in the performance of its charter flights on Surf Air aircraft or on aircraft operated by those air carriers. The Company evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the flight services before they are transferred to its customers.

The Company acts as the principal when it controls the services by directing third-party air carriers and operators to provide services to customers on its behalf. The Company controls the services when it is primarily responsible for fulfillment of the flight services obligation to the customer and has pricing discretion. In these arrangements, revenue recognized is the gross amount of the contract consideration paid by customers. When the Company is not primarily responsible for the fulfilment of the flight services, it acts as an agent and therefore recognized revenue is net of amounts paid to third-party air carriers and operators that provide the services. The majority of the On-Demand revenue was recognized on a gross basis.

Scheduled Revenue

Scheduled revenue is derived from membership subscriptions, principally relating to two main categories of membership subscriptions: AYCF and PAYF.

AYCF membership subscriptions allow members to book unlimited flights over the contract service term (monthly or annually). The membership fee includes the subscription and single seat fees. AYCF membership fees are billed monthly in advance, and revenue is recognized on a month-to-month basis over the service term.

PAYF membership subscriptions allow members to purchase single use vouchers for travel on Surf Air’s scheduled routes. Vouchers sold in a package generally expire twelve months after the purchase date. Vouchers are nonrefundable, not exchangeable for cash, and may not be used for other services. Revenue is recognized for the membership fee and the purchase of vouchers, based on the pattern of voucher usage, or at expiration, whichever comes first.

Operating Expenses

Cost of Revenue

Cost of revenue consists of expenditures directly related to delivering services and related facility costs. Service delivery costs are primarily comprised of fees paid to the independent third-party air carriers operating both scheduled flight services and on-demand services when the Surf Air is acting as the principal in the arrangement. Additionally, cost of revenue includes all personnel costs for member services and ground concierge staff. Facility costs represent leases and operating costs for stations throughout the scheduled service network. Cost of revenues excludes depreciation and amortization.

Technology and Development

Technology and development expense consists of personnel and other costs related to technology development and management efforts, including costs for third-party development resources. Technology and development efforts are focused on enhancing the ease of use and functionality of existing software platforms, as well as the development of new products and services. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software development that qualifies for capitalization. Technology and development expense excludes amortization of capitalized costs.

Sales and Marketing

Sales and marketing expense consists primarily of personnel and other costs to support sales and marketing efforts. Personnel costs includes commissions, salaries, and related benefits. Additionally, sales and marketing expense includes expenses associated with promotions of services, advertising, and brand initiatives.

General and Administrative

General and administrative expense consists of personnel related costs for all business administrative functions. Additionally, stock-based compensation costs are included in this category for all personnel. Furthermore, professional fees, headquarter rents, and other corporate related expenses are reflected in this category.

Depreciation and Amortization

Depreciation expense consists primarily of depreciation of furniture, fixtures, and leasehold improvements. Amortization expense consists of amortization of capitalized software development costs and trademarks.

Other Income and Expense

Other income and expense primarily consists of interest expense, changes in fair value of financial instruments, and other non-operating costs.

Results of Operations

Results of Surf Air’s Operations for the Six Months ended June 30, 2022 and 2021

The following table sets forth our consolidated statements of operations data for the six months ended June 30, 2022 and 2021 (in thousands):

	Six Months Ended June 30,		Change
	2022	2021	Inc/(Decr)%
Revenue	$9,296	$3,301	$5,995	182%
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization	11,209	4,538	6,671	147%
Technology and development	1,458	1,458	—	0%
Sales and marketing	2,263	1,808	455	25%
General and administrative	18,137	12,083	6,054	50%
Depreciation and amortization	515	550	(35)	(6)%
Total operating expenses	33,582	20,437	13,145	64%
Operating loss	(24,286)	(17,136)	(7,150)	(42)%
Other income (expense):
Changes in fair value of financial instruments carried at fair value, net	(10,304)	286	(10,590)	(3,703)%
Interest expense	(524)	(645)	121	19%
Gain on extinguishment of debt	5,951	691	5,260	761%
Other income (expense)	(237)	(411)	174	42%
Total other income (expense)	(5,114)	(79)	5,035	(6,373)%
Net loss	(29,400)	(17,215)	(12,185)	(71)%

Other comprehensive income:
Changes in fair value of convertible notes at fair value attributable to changes in credit risk	—	—	—	0%
Total comprehensive loss	$(29,400)	$(17,215)	$(12,185)	(71)%

Revenue

Revenue increased by $6.0 million, 182%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in revenue was attributable to the following changes in on-demand and scheduled revenues (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2022	2021	Increase/ (Decrease)%
On-Demand	$6,827	$929	$5,898	635%
Scheduled	2,469	2,372	97	4%
Total revenue	$9,296	$3,301	$5,995	182%

On-demand revenue increased by $5.9 million, or 635%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Surf Air conducted 461 on-demand charter flights during the first half of 2021 at an average price of $4,514 and flight length of 1.5 hours. Surf Air conducted 817 on-demand charter flights during the first half of 2022 at an average price of $8,637 and flight length of 1.5 hours.

In the first half of 2022, Surf Air acted as the principal for on-demand charter flights as we are primarily responsible for fulfilment of the obligation specified in the contract and had the authority to direct the key components of the service, and accordingly revenue recognized was the gross amount of the transaction. In 2021, the majority of the on-demand revenue was recognized on a gross basis.

The comparative increase in on-demand revenue was driven by the new on-demand product and service strategy that drove increased demand in 2022 and gross revenue recognition. While the length of trips was materially similar, the increase in price per trip was primarily driven by increased pricing due to rising fuel costs.

Scheduled revenue increased by $0.1 million, or 4%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase was driven by increased pricing in 2022 as the introductory pricing of $999 per month in 2021 for the AYCF product was not offered in 2022. Positive impacts from increased pricing of the AYCF product were offset by decreases in flight hours flown. Surf Air flight hours decreased from 1,639 to 1,280 or 22% from the first half of 2021 to the first half of 2022. In the second quarter of 2022, Surf Air transitioned to a new independent Part 135 operator, requiring a reduction in schedule offerings. The transition reduced second quarter 2022 scheduled flights, due to delays in FAA conformity of the Surf Air fleet onto the new operator’s certificate.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $6.7 million, or 147%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase was due to increased third party operator pricing driven by dramatic increases in fuel costs. We expect elevated fuel prices to continue throughout 2022. Additionally, the new on-demand product and service strategy drove gross recognition of costs. This was offset by a slight decrease in cost of revenue for the scheduled service driven by lower flight hours.

Technology and Development

Technology and development expenses were flat period over period. Surf Air expects to incur significant costs in the future to support development of its powertrain technology. Surf Air expects development expenses to increase following the Closing and Surf Air’s successful consummation of additional financings.

Sales and Marketing

Sales and marketing expenses increased by $0.5 million, or 25%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in sales and marketing was primarily due to a new on-demand product launch requiring increased salesforce and related commissions, and growth marketing investment.

General and Administrative

General and administrative expenses increased by $6.1 million, or 50%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in general and administrative expenses was primarily stock-based compensation expense.

Depreciation and Amortization

Depreciation and amortization expenses decreased by $0.04 million, or 6%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021.

Other Income and Expense

Other income and expense increased by $5 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. An increase in fair value of financial instruments of $10.6 million, offset by $5.3 million in gain in extinguishment of debt.

Cash Flow Analysis

The following table presents a summary of our cash flows (in thousands):

	Six Months Ended June 30,
	2022	2021
Net cash provided by (used in):
Operating activities	$(15,459)	$(11,610)
Investing activities	(6)	(134)
Financing activities	20,632	8,727
Net change in cash and cash equivalents	5,174	(3,017)

Cash Flow from Operating Activities

For the six months ended June 30, 2022, net cash used in operating activities was $15.5 million, driven by a $10.3 million in operating losses, $4.2 million in public readiness transaction costs, $0.9 million in prepaid expenses and other assets, $0.4 million in accounts payable and other liabilities, and $0.3 in ROU assets. An offset was generated by $0.7 million in prepaid charter credits.

For the six months ended June 30, 2021, net cash used in operating activities was $11.6 million, driven by a $7.8 million in operating losses and $7 million in public readiness transaction costs. Offsets were generated by $1.7 million in accounts payable and accrued liabilities, $1.2 million in prepaid charter credits and $0.3 million in prepaid expenses.

Net cash used in operating activities increased period over period by $3.8 million, driven by $2.5 million in operating losses, $1.2 million in prepaid expenses, $2.1 million in accounts payable, $0.5 million in prepaid charter credits, and $0.3 in ROU assets. An offset was generated by $2.8 million in public readiness transaction costs.

Cash Flow from Investing Activities

For the six months ended June 30, 2022, net cash used in investing activities was driven by software development costs.

For the six months ended June 30, 2021, net cash used in investing activities was driven by $0.06 million of property and equipment costs and $0.06 million in software development costs.

Cash Flow from Financing Activities

For the six months ended June 30, 2022, net cash generated in financing activities were $20.6 million, from proceeds from borrowings of convertible securities of $14.1 million, proceeds from borrowings of convertible notes of $4 million, borrowings due to related parties of $2.3 million and the proceeds from the issuance of preferred shares of $0.3 million.

For the six months ended June 30, 2021, net cash generated in financing activities was $8.7 million from the proceeds from the issuance of preferred shares.

Net cash generated by financing activities increased period over period by $12 million, driven by proceeds from borrowings of convertible securities of $14.1 million, proceeds from borrowings of convertible notes of $4 million, and $2.3 million from borrowings due to related parties, offset by a reduction in proceeds from the issuance of preferred shares of $8.4 million.

Results of Operations

Results of Surf Air’s Operations for the Years Ended December 31, 2021 and 2020

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,		Change
	2021	2020	Inc/(Decr)%
Revenue	$11,798	$7,500	$4,298	57%
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization	14,495	8,199	6,296	77%
Technology and development	2,964	2,176	788	36%
Sales and marketing	3,773	1,563	2,210	141%
General and administrative	22,864	13,492	9,372	69%
Depreciation and amortization	1,052	2,828	(1,776)	(63)%
Total operating expenses	45,148	28,258	16,891	60%
Operating loss	(33,350)	(20,758)	(12,593)	(61)%
Other income (expense):
Changes in fair value of financial instruments carried at fair value, net	(76)	(544)	468	86%
Interest expense	(2,140)	(1,565)	(575)	(37)%
Gain on extinguishment of debt	691	—	691	100%
Other income (expense)	(909)	(570)	(339)	(59)%
Total other expense, net	(2,434)	(2,679)	245	9%
Net loss	(35,784)	(23,437)	(12,347)	(53)%

Other comprehensive income:
Changes in fair value of convertible notes at fair value attributable to changes in credit risk	—	641	(641)	(100)%
Total comprehensive loss	$(35,784)	$(22,796)	$(12,988)	(57)%

Revenues

Revenue increased by $4.3 million, or 57%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in revenue was attributable to the following changes in on-demand and scheduled revenues (in thousands, except percentages):

	Year Ended December 31,		Change
	2021	2020	Increase/ (Decrease)%
On-Demand	$6,445	$488	$5,957	1,221%
Scheduled	5,353	7,012	(1,659)	(24)%
Total revenue	$11,798	$7,500	$4,298	57%

On-demand revenue increased by $6.0 million, or 1,221%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Surf Air conducted 53 on-demand charter flights during the year at an average price of $9,208 and flight length of 1.73 hours. During 2020, Surf Air acted as an agent for a majority of on-demand flights, as Surf Air did not control the key components of the service and were not primarily responsible for fulfillment of obligation. Revenue in 2020 was recorded net of cost of revenues when acting as an agent, and gross (with the associated direct costs as cost of revenue) when acting as a principal.

In 2021, Surf Air increased sales of its on-demand product through expanded sales personnel and marketing efforts. Surf Air developed a new charter product and service strategy with focus on separation of sales, fulfillment, and service, as well as, differentiated service delivery from its scheduled service product. Surf Air launched changes to operations reflecting these strategies in 2021. Surf Air conducted 1,093 on-demand charter flights during 2021 at an average price of $7,601 and flight length of 1.56 hours.

The majority of the on-demand revenue was recognized on a gross basis in 2021, as Surf Air controlled the key components of the service and were primarily responsible for fulfillment of the obligation. Revenue in 2021 was recorded net of cost of revenue when acting as an agent, and gross (with the associated direct costs as costs of revenue) when acting as principal.

The comparative increase in on-demand revenue was driven by the introduction of a charter credit prepaid product in 2021, coupled with a restructuring of product delivery. During 2020 due to the COVID-19 pandemic, demand for charter flights plummeted driving some operators out of business. When demand returned in 2021, the price per trip increased due to unavailability of enough operators to satisfy customer requests.

Beginning in March 2020, scheduled service was also drastically impacted by the COVID-19 pandemic. Surf Air flight hours decreased from 4,276 to 2,548 or 40% from annualized pre-COVID levels (12 month rolling from March 2020). This impact continued throughout 2021 and was the primary driver of the period over period decline in scheduled revenue. To accommodate this reduction in demand, Surf Air reduced its scheduled service offering from eight to four cities, with an associated reduction in operating fleet.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $6.3 million, or 77%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in cost of revenue is primarily attributable to change to inclusion of direct costs in cost of revenue in 2021 when Surf Air was acting as principal for the on-demand product. In 2021, Surf Air also increased its sales of its on-demand product, which drove associated costs. The price of charter flights increased period over period due to reduced availability of independent third-party operators and aircraft, resulting from a reduction of operators who were impacted by the COVID-19 pandemic. Cost of revenue for the scheduled service increased $0.9 million due to rising fuel prices and increased fixed costs.

Technology and Development

Technology and development expenses increased by $0.8 million, or 36%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in technology and development expenses was primarily attributable to adding new core functionality, services, and other improvements, as well as the development of new products and services.

Sales and Marketing

Sales and marketing expenses increased by $2.2 million, or 141%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in sales and marketing was primarily due to growth of the on-demand product, which required expansion of the salesforce and additional commissions.

General and Administrative

General and administrative expenses increased by $9.4 million, or 69%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in general and administrative expenses was primarily attributable to professional fees and increased personnel for public company readiness of $11.6 million, offset by $2.6 million reduction in stock-based compensation expense.

Depreciation and Amortization

Depreciation and amortization expenses decreased by $1.8 million, or 63%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. $1.5 million of the decrease in depreciation and amortization expenses was related to amortization of tradenames and digital platform costs from the 2020 acquisition of Blackbird. An additional $0.3 million is attributed to deprecation of assets.

Other Income and Expense

Other income and expense decreased by $0.2 million, or 9% for the year ended December 31, 2021, compared to the year ended December 31, 2020. $0.5 million of the decrease was due to changes in fair value instruments and $0.7 million was due to extinguishment of debt, offset by an increase of $0.6 million of interest expense and $0.3 in other expenses.

Cash Flow Analysis

The following table presents a summary of our cash flows for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	$(23,929)	$(8,733)
Investing activities	(261)	302
Financing activities	18,252	14,180
Net change in cash and cash equivalents	$(5,938)	$5,749

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was $23.9 million, driven by a $17 million in operating losses, $11.1 million in public company readiness transaction costs and $0.4 million in prepaid expenses and other current assets. Offsets were generated by $2.1 million in deferred revenue of prepaid charter credits and $2.5 million in accounts payable and accrued liabilities.

For the year ended December 31, 2020, net cash used in operating activities was $8.7 million, driven by a $12.5 million in operating losses, $1 million in public company readiness transaction costs and $0.3 million in deferred revenue of prepaid charter credits. An offset was generated by $5 million in accounts payable and accrued liabilities.

Net cash used in operating activities increased period over period by $15.2 million, driven by $4.5 million in operating losses, $10.1 million in public company readiness transaction costs, $2.5 million in accounts payable and accrued liabilities and $0.4 million in prepaid expenses and other current assets. Offset by $2.4 million in deferred revenue generated by prepaid charter credits.

Cash Flow from Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $.03 million, driven by purchases of property and equipment of $0.1 million and software development costs of $0.1 million.

For the year ended December 31, 2020, net cash generated in investing activities was $0.3 million, driven by acquisitions of $0.6 million, offset by property and equipment of $0.2 million, and software development costs of $0.1 million.

Net cash used in investing activities increased period over period by $0.6 million, driven by acquisitions.

Cash Flow from Financing Activities

For the year ended December 31, 2021, net cash generated in financing activities was $18.3 million, from the proceeds from the issuance of preferred shares of $14.7 million and the proceeds from borrowings of convertible securities of $3.5 million.

For the year ended December 31, 2020, net cash generated in financing activities was $14.2 million, primarily from the proceeds from the issuance of preferred shares of $13.4 million, related party loans of $1.0 million, offset by repayments of term notes of $0.2 million.

Net cash generated by financing activities increased period over period by $4 million, driven by $3.5 million in proceeds from borrowings of convertible securities, and $1.3 million in proceeds from the issuance of preferred shares. Offset by $1.0 million of related party loans.

Liquidity and Capital Resources

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of June 30, 2022. As discussed in Note 12, Commitments and Contingencies, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $4.4 million is included as accrued liabilities on the balance sheet as of June 30, 2022. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.0 million as of June 30, 2022.

As of June 30, 2022, the Company was also in default of the payments related certain Simple Agreements for Future Equity (“SAFE”) note (see Note 8, Financing arrangements). The 2017 Convertible Note had an outstanding principal of $3.9 million and accrued interest of $5.8 million as of June 30, 2022. The 2020 Convertible Note had an outstanding principal of $0.6 million as of December 31, 2021. The SAFE note had an outstanding principal of $0.5 million as of June 30, 2022. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs. (see Note 8, Financing arrangements).

In the 12 months following completion of the planned mergers, Surf Air management believes SAM will need to raise new capital to allow execution of its business strategy articulated in this filing at the pace described. SAM’s strategy calls for rapid growth of its network operations, development of hybrid-electric powertrain technology in conjunction with SAM’s commercial partners, expansion of its aircraft fleet, as well as expenditures related to SAM’s technology platform and sales and marketing. Surf Air anticipates raising additional capital in early 2023 to support implementing the strategy at the pace described herein, as SAM’s operating cashflows are unlikely to be sufficient to fund its planned growth. SAM intends to initiate discussions with potential new investors in the coming weeks, which may or may not be successful in identifying one or more committed pools of capital to meet the anticipated liquidity needs. In the absence of incremental new capital commitments, following the mergers closing, SAM plans to file an S-1 registration statement to allow it to request advances under the Share Subscription Facility of up to $100 million as and when needed in 2023 to augment its capital resources. SAM’s ability to access the first $100 million under the Share Subscription Facility depends principally upon the timeliness of the registration of the resale of the shares purchased by GEM pursuant to the Share Subscription Facility. Following advancing funds to SAM, GEM will have the right to sell registered shares of its common stock on an ongoing basis, subject to SEC volume limitations, to recover amounts it has advanced, as well as its fees. Because SAM is required to make available registered shares representing three times the amount of the funds advanced by GEM, and there is no price floor restricting GEM’s sale of common shares into the market when recovering funds it has advanced, there can be no assurance as to the number of shares SAM will ultimately be required to register or that doing so will not have a significant negative impact on SAM’s existing shareholders due to dilution or the resulting pressure on the price of its common stock. SAM has also entered into a Master Agreement regarding the principal terms of an arrangement to finance up to $450 million through a customized operating lease and sale structure that will fund the planned growth of SAM’s fleet of turboprop aircraft, subject, among other things, to the entry into separate binding sale and purchase agreements for each individual aircraft and a separate binding lease agreement for each individual aircraft.

SAM’s future capital requirements will depend on many factors, including:

•        additional operating costs and expenses for scaling up SAM’s customer acquisition and service activities, as well as SAM’s flight operation activities;

•        research and development expenses as SAM continues to develop our hybrid-electric aircraft;

•        capital expenditures related to the purchase of additional aircraft and the expansion of SAM’s air mobility services capacities;

•        general and administrative expenses as SAM scales its operations, including incremental public company costs; and

•        interest expense from any debt financing activities.

Until SAM generates sufficient operating cash flow to cover its operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, SAM expects to utilize a combination of available equity and debt financing, to fund any future capital needs, including potential future advances or draws under the committed GEM Share Subscription Facility. If SAM raises funds by issuing equity securities, there may be dilution to its shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of SAM common shares. If SAM raises funds by raising debt, this debt may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of borrowings may impose significant restrictions on SAM’s operations. Adequate additional financing may not be available to SAM on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions, including as a result of international political conflict, supply chain issues and rising inflation and interest rates.

Surf Air’s principal uses of cash in recent periods have been funding its operating activities and capital expenditures. SAM’s future capital requirements will depend on many factors, including SAM’s revenue growth rate, the timing and the amount of cash received from SAM’s customers, the expansion of sales and marketing activities, the timing and extent of spending to support SAM’s development efforts. In the future, SAM may enter into arrangements to acquire or invest in complementary businesses, products and technologies. SAM may be required to seek additional equity or debt financing. In the event that SAM requires additional financing SAM may not be able to raise such financing on acceptable terms or at all. If SAM is unable to raise additional capital or generate cash flows necessary to continue its research and development and invest in continued innovation, SAM may not be able to compete successfully, which would harm its business, results of operations, and financial condition. If adequate funds are not available, SAM may need to reconsider its expansion plans or limit its research and development activities, which could have a material adverse impact on SAM’s business prospects and results of operations.

SOUTHERN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to the “Southern” refers to Southern Airways Corporation and its consolidated subsidiaries. Unless otherwise indicated, all dollar amounts are set forth in thousands, except share and per share data.

The following discussion and analysis of Southern’s financial condition and results of operations should be read in conjunction with Southern’s consolidated financial statements and the related notes. The following discussion and analysis is intended to help the reader understand Southern’s results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the section entitled “Selected Historical Financial Information of Southern” and Southern’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Southern’s plans and strategy for Southern’s business, includes forward-looking statements that involve risks and uncertainties. Southern’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.”

Overview of Southern’s Business

Founded in 2013, and headquartered in Palm Beach, Florida, Southern is a commuter airline currently serving 37 U.S. cities across five U.S. time zones, and is expected by the end of 2022 to serve an additional seven cities, including the destinations in the Northern Mariana Islands. Southern operates a fleet of approximately 45 aircraft, including the Cessna Caravan, the King Air Super 200, Pilatus PC-12, Tecnam Traveler, and the Saab 340B. Southern is the largest passenger operator of Cessna Caravans in North America. It served over 300,000 customers with over 60,000 departures in 2021.

Southern has seen substantial growth resulting from its commitment to the individual passenger, recognized in its company mantra, “Every Passenger, Every Day, Every Flight.” Now, Southern operates the largest commuter airline in the United States, safely carrying hundreds of thousands of passengers per year. Southern, along with its Hawaiian brand, Mokulele Airlines, operates over 200 daily departures stretching from Nantucket to Guam.

Southern provides both seasonal and full-year scheduled passenger air transportation service with select routes subsidized by the U.S. federal government under the Essential Air Service (“EAS”) program. The EAS program was created to ensure small communities in the United States can maintain a minimum level of scheduled air services.

Southern earns revenue from sales of tickets for scheduled passenger flight service, as well as charter flights and tours. These sales are generally paid for via credit card. Southern also earns revenue generated by third-party travel booking sites and travel agencies.

Additionally, Southern earns revenue from various ancillary services such as baggage fees, reservation change fees, and pet (carry-on) fees. These types of fees are standard within the aviation industry.

2022 Operating Environment

Beginning in early 2020, effects and potential effects of the global COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior with regard to air mobility services and continuity in business operations created significant uncertainty for Southern. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world. Initially in 2020, the COVID-19 pandemic caused a decrease in demand for Southern’s air mobility services, the impact of which is more fully described in sections entitled, “Risk Factors” and “— Liquidity and Capital Resources”.

Southern has seen partial recovery in demand during 2021 and the first half of 2022. However, the full impact of the COVID-19 pandemic continues to evolve. Southern could experience continued fluctuations in demand, increased operating costs, delayed purchases of aircraft, disruptions to other elements of Southern’s supply chain, and the implementation or reinstatement of government restrictions, among other negative effects. As such, the extent to which the pandemic and related global events and market impacts will affect our financial condition, liquidity, and future results of operations is uncertain. Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, Southern cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows, or financial condition. Southern continues to actively monitor our financial condition, liquidity, operations, suppliers, industry, and workforce.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reported period.

Our management believes that the accounting estimates listed below are those that are most critical to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective, and complex judgments in estimating the effect of inherent uncertainties.

Share-Based Compensation

Southern’s share-based compensation arrangements consist of common stock granted in exchange for goods or services and the issuance of its common stock for such compensatory arrangements is accounted for in the consolidated financial statements based on the grant date fair value of the common stock. The grant-date fair value of share-based awards is recognized as expense in the Consolidated Statement of Operations over the requisite service period, if any. Historically, Southern has granted share-based awards with no vesting conditions. Additionally, awards granted to nonemployees are accounted for using their grant date fair value and are accounted for in the same manner as awards granted to employees.

Because there is no public market for Southern’s common stock, the Board of Directors determines the fair value of the common stock by considering a number of objective and subjective factors including the results of third-party valuations, Southern’s actual operating and financial performance, market conditions, and developments and milestones in Southern, among other factors. The effect of these inherent uncertainties makes share-based compensation arrangements more difficult, subjective and complex to estimate.

Income Taxes

The determining of tax strategies and positions, along with the accounting for related income taxes require interpretation of various federal and state tax policies and assessment of the likelihood of various outcomes. Management believes that accounting for income taxes requires difficult, subjective, and complex judgments and defenses. Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Southern determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Southern recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations.

Operating Measures of Southern

Southern utilizes key business measures commonly used throughout the air transport industry to evaluate operational performance. Operational and financial data is collected and analyzed to develop these metrics to allow comparison of performance, as well as compare against industry peers. For the year ended 2020 and 2021, key business measures were significantly impacted by the COVID-19 pandemic. For the first six months 2022, partial demand recovery from pre-pandemic levels, as well as macro-economic conditions impacted these results.

	Six Months Ended June 30,		Change		Year Ended December 31,		Change
	2022	2021	Inc/ (Decr)%		2021	2020	Inc/ (Decr)%
Flight Hours(a)	31,910	23,892	8,018	34%	54,274	42,349	11,925	28%
Passengers(b)	213,130	132,177	80,953	61%	324,634	143,291	181,343	127%
Headcount(c)	615	496	119	24%	583	431	152	35%
Departures(d)	36,370	27,724	8,646	31%	62,452	43,761	18,691	43%

____________

(a)      Flight hours are actual flight time from takeoff through landing that were flown in the period. Excludes departures for maintenance or repositioning events.

(b)      Passengers are the number of passengers flown during the period.

(c)      Headcount represents all employees at the end of the period.

(d)      Departures represent the number of takeoffs in the period, agnostic of operator of Southern’s services. Excludes departures for maintenance or repositioning events.

Component of Southern’s Results of Operations

The key components of our results of operations include:

Revenue

Southern’s revenue is comprised of passenger ticket sales on scheduled routes, chartered flights, and other services. Our scheduled service offerings include market-based and subsidized routes, which refer to Southern’s Essential Air Services routes. The chartered service offering reflects individual flights on Southern’s fleet of aircraft.

Passenger Revenue

Direct passenger revenue consists of single seat tickets for scheduled flight service. Tickets are refundable within 24 hours of purchase for flights scheduled to take place more than one week out, or when flights are changed, interrupted, or otherwise canceled. Direct passenger sales revenues are recognized when the flights are completed or when tickets expire (generally within one year from the date of purchase).

Essential Air Services (EAS) Revenue

EAS revenue is derived from operating scheduled passenger flight service on certain routes which are subsidized by the U.S. DOT under its EAS program. The EAS program was enacted in 1978 to ensure small communities in the U.S. can maintain a minimum level of scheduled air services. Contracts under this program are typically two to four years in duration and include commitments to fly a specific number of times annually to each location. Revenue from EAS subsidies is recognized monthly. Revenue from sales of tickets on flights subsidized by the EAS program is recognized in direct passenger revenue and is recognized when the flights are completed.

Charter Revenue

Charter service allows customers to book an entire aircraft that is not part of scheduled service and tailored to the needs of the customer. The customer will specify the date, time, and route for the flight purchased.

Southern utilizes FAA certified independent third-party air carriers in the performance of charter flights on Southern’s own fleet of aircraft or on aircraft operated by those independent third-party air carriers. Southern evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the flight services before they are transferred to its customers.

Southern acts as the principal when it controls the services by directing third-party air carriers and operators to provide services to customers on its behalf. Southern controls the services when it is primarily responsible for fulfilment of the flight services obligation to the customer and has pricing discretion. In these arrangements, revenue recognized is the gross amount of the contract consideration paid by customers. When Southern is not primarily responsible for the fulfilment of flight services, it acts as an agent and therefore recognized revenue is net of amounts paid to third-party air carriers and operators that provide the services.

Other Revenue

Other revenue is derived from various ancillary services related to baggage fees, reservation change fees, and pet (carry-on) fees. These types of fees are all standard within the aviation industry and are earned when the services are performed at the time of travel.

Operating Expenses

Costs and expenses, consist of the following components:

Maintenance, materials, and repairs

Maintenance, materials, and repairs expense consists primarily of engine overhauls, mandatory periodic inspections, routine and non-routine repair and general maintenance monitoring expense.

Aircraft Fuel

Aircraft fuel expense consists of aircraft fuel usage expense, along with certain fees for refueling services.

Airport-related Expenses

Airport-related expenses consist of aircraft landing fees, hangar rental, aircraft parking fees, terminal rent, as well as other airport-related charges.

Aircraft Rent

Aircraft rent is comprised of aircraft leases classified as operating leases. The associated lease payments over the term of the leases are recognized either on a straight-line or hourly usage basis.

Salaries, Wages, and Benefits

Salaries, wages, and benefits consist of all payroll-related costs relating to all personnel.

CARES Act

Reflects government assistance received under the Payroll Support Program (“PSP”) and Paycheck Protection Program (“PPP”) during the COVID-19 pandemic.

Other Operating Expenses

Other operating expenses consist primarily of charges relating to the operation of non-wage related customer service center costs, passenger ticket reservation system, insurance expenses, utilities expense, non-aircraft rent expense, legal and other professional fees, and marketing expense inclusive of advertising costs.

Other Expenses

Other expenses primarily consist of interest expense and other non-operating items.

Results of Southern’ s Operations for the Six Months Ended June 30, 2022 and 2021

The following table sets forth Southern’s consolidated statements of operations data for the six months ended June 30, 2022 and 2021 (in thousands):

	Six Months Ended June 30,		Change
	2022	2021	Increase/ (Decrease)%
Revenue	$36,521	$24,645	$11,876	48%
Operating expenses:
Maintenance, materials, and repairs	2,467	1,092	1,375	126%
Depreciation and amortization	1,223	869	354	41%
Aircraft fuel	7,152	3,407	3,745	110%
Airport-related expenses	1,956	1,391	565	41%
Aircraft rent	3,970	3,331	639	19%
Salaries, wages, and benefits	13,023	9,741	3,282	34%
CARES Act	—	(9,759)	9,759	100%
Other operating expenses	8,361	5,529	2,832	51%
Total operating expenses	38,152	15,601	22,551	145%
Operating income/(loss)	(1,631)	9,044	(10,675)	(118)%
Other income (expense)
Interest expense	(529)	(398)	(131)	(33)%
Other income (expense)	(5)	79	(84)	(106)%
Total other income (expense), net	(534)	(319)	(215)	(67)%
Net income (loss) before income taxes	(2,165)	8,725	(10,890)	(125)%
Income tax expense	6	329	(323)	(98)%
Net income (loss)	$(2,171)	$8,396	$(10,567)	(126)%

Revenue

Revenue increased by $11.9 million, or 48%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in revenue was attributable to the following changes in passenger revenue, EAS revenue, charter revenue, and other revenue (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2022	2021	Increase/ (Decrease)%
Passenger revenue	$17,756	$9,607	$8,149	85%
EAS revenue	14,732	11,858	2,874	24%
Charter revenue	2,033	1,728	305	18%
Other revenue	2,000	1,452	548	38%
Total revenue	$36,521	$24,645	$11,876	48%

Passenger revenue increased $8.1 million, or 85%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Southern flew 132,177 passengers across its network in the first six months of 2021. In the first half of 2022, Southern flew 213,130 passengers, a 61.2% increase in flying period over period. Prices for passenger tickets fluctuated slightly based on the mix of routes. The increase in passenger revenue is primarily driven by the increase in flight demand generated by relaxing of COVID restrictions from the first half of 2021 to the first half of 2022.

The increase in EAS route revenue of $2.9 million, or 24%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was driven by a net increase in three routes awarded by the DOT, and the annual increase per route of 2.5%–4.0% in the subsidy.

The increase in charter revenue of $0.3 million, or 18%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was driven by increased relaxing of COVID-19 restrictions from the first half of 2021 to the first half of 2022.

The increase in other revenue of $0.5 million, or 38%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was driven by the increase in passengers of 61.2% period over period.

Operating Expenses

Maintenance, Materials, and Repairs

Maintenance, materials, and repairs increased by $1.4 million, or 126%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Flight hours operated by Southern increased from 23,892 in the first half of 2021 to 31,910 in first half of 2022, or a 34% increase. The increase in flight hours drove costs on aircraft engine monitoring, engine overhauls, mandatory timed periodic inspections, and routine and non-routine repairs. Furthermore, repair part freight costs drastically increased due to rising fuel prices, and the costs of materials increased due to supply chain COVID-19 recovery issues.

Depreciation and Amortization

Depreciation and amortization increased by $0.4 million, or 41%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in depreciation and amortization expenses was primarily attributable to aircraft additions during late 2021 and the second quarter of 2022.

Aircraft Fuel

Aircraft fuel expenses increased by $3.7 million, or 110%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in aircraft fuel was attributable to the increase in flight hours of 34% and rising fuel prices. We expect elevated fuel prices to continue throughout 2022.

Airport Related Expense

Airport related expenses increased by $0.6 million, or 41%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Fight departures increased from 27,724 in the first half of 2021 to 36,370 in the first half of 2022, a 31% increase in departures. The increase in airport related expenses on landing fees, ground transportation, insurance, and aircraft parking fees were primarily attributable to the 31.2% increase in departures.

Aircraft Rent

Aircraft rent expenses increased by $0.6 million, or 19%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. In the first half of 2022, Southern added four leased aircraft to the fleet and no aircraft were removed from the fleet in the second half of 2021 or in the first of 2022.

Salaries, Wages, and Benefits

Salary, wages, benefits expenses increased by $3.3 million, or 34%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Headcounts for Southern increased from 496 in the first half of 2021 to 615 in the second half of 2022, a 24% increase period over period. The increase in salary, wages, and benefit expenses was required to support the increased flight demand.

CARES Act

During 2020 and 2021 collectively, because of the negative impact of the COVID-19 pandemic, Southern was awarded a total grant of $22.3 million to support ongoing payroll and ongoing operations through the PPP and PSP. $9.8 million was recognized in first half of 2021 and none remained in in 2022.

Other Operating Expense

Other operating expenses increased $2.8 million, or 51%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Charter trips of $0.2 million contributed to the increase due to recovery of demand from the impacts of COVID-19. Pilot travel and training costs of $1.2 million, station expenses of $0.2 million, and reservation system costs of $0.5 million increased other operating expense, to support increased flight demand. Higher merchant fees of $0.2 million and office expenses and supplies of $0.3 million contributed to the increase.

Other Expenses

Other expenses decreased by $0.2 million, or 67%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The decrease in other expenses was due to $0.1 million in write offs of accounts payable and $0.1 million in interest expense.

Cash Flow Analysis for Southern for the Six Months Ended June 30, 2022, compared to the Six Months Ended June 30, 2021

The following table presents a summary of our cash flows for the six months ended June 30, 2022 and 2021 (in thousands):

	For Six Months Ended June, 30
	2022	2021
Net cash provided by (used in):
Operating activities	$427	$10,979
Investing activities	(17,655)	(797)
Financing activities	15,353	(330)
Net change in cash and cash equivalents	$(1,875)	$9,852

Cash Flow from Operating Activities

For the six months ended June 30, 2022, net cash generated in operating activities was $0.4 million, driven by $0.8 million cash from operations, $1.9 million in deferred passenger ticket revenue, and $1.5 million in accounts payable and accrued expenses. Offsets were driven by $1.8 million in operating leases, $1.1 million in prepaid expenses and other assets, and $0.7 million in other liabilities.

For the six months ended June 30, 2021, net cash generated in operating activities was $11.0 million, driven by a $9.6 million in PSP grants, deferred ticket revenue of $2.6 million, and $0.4 million in accounts payable and accrued expenses. Offsets were driven by $0.9 million in other liabilities and $0.7 million in prepaid expenses and other assets.

Net cash used in operating activities decreased period over period by $10.6 million, driven by $9.6 million in PPP and PSP grants in 2021, $1.8 million in operating leases, $0.7 million in deferred passenger ticket revenue, $0.4 million prepaid expenses and other assets and $0.2 million in other liabilities. Offsets were primarily driven by $1.1 million accounts payable and other accrued expenses and $0.8 million from operations.

Cash Flow from Investing Activities

For the six months ended June 30, 2022, net cash used in investing activities was $17.7 million, driven by $13.5 million in purchases of property and equipment (aircraft, spare parts, ground equipment, and leasehold improvements) and $4.2 million in the acquisition of Multi Aero.

For the six months ended June 30, 2021, net cash used in investing activities was $0.8 million, driven by purchases of property and equipment.

Net cash used in investing activities used period over period increased by $16.9 million driven by $12.7 million in purchases of property and equipment (aircraft, spare parts, ground equipment, and leasehold improvements) and $4.2 million in the acquisition of Multi Aero.

Cash Flow from Financing Activities

For the six months ended June 30, 2022, net cash generated in financing activities was $15.4 million, $16.9 million in proceeds from borrowings of long-term debt, $1 million in unrelated party borrowings, offset by $2.6 million in repayment of debt.

For the six months ended June 30, 2021, net cash used in financing activities included $0.3 million in repayment of debt.

Net cash generated by financing activities increased period over period by $15.7 million, driven by $16.9 million in proceeds from borrowings of long term debt, $1 million in unrelated party borrowings, offset by the repayment of debt of $2.2 million.

Results of Operations

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,		Change
	2021	2020	Increase/ (Decrease)%
Revenue	$57,794	$38,195	$19,599	51%
Operating expenses:
Maintenance, materials, and repairs	3,033	2,543	490	19%
Depreciation and amortization	1,604	1,393	211	15%
Aircraft fuel	8,310	5,012	3,298	66%
Airport-related expenses	3,121	2,676	445	17%
Aircraft rent	7,274	7,327	(53)	(1)%
Salaries, wages and benefits	21,202	18,057	3,145	17%
CARES Act	(11,092)	(11,217)	125	1%
Other operating expenses	12,467	7,371	5,096	69%
Total operating expenses	45,919	33,162	12,757	38%
Operating income	11,875	5,033	6,842	136%
Other income (expense):
Interest expense	(744)	(792)	48	6%
Other income (expense)	84	(161)	245	152%
Total other income (expense), net	(660)	(953)	293	31%
Net income before income taxes	11,215	4,080	7,135	175%
Income tax expense	440	14	426	3043%
Net income	$10,775	$4,066	$6,709	165%

Revenue

Revenue increased by $19.6 million, or 51%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in revenue was attributable to the following changes in passenger revenue, EAS revenue, charter revenue, and other revenue. (in thousands, except percentages):

	Year Ended December 31,		Change
	2021	2020	Increase/ (Decrease)%
Passenger revenue	$25,853	$10,711	$15,142	141%
EAS revenue	25,597	25,120	477	2%
Charter revenue	3,101	1,000	2,101	210%
Other revenue	3,243	1,364	1,879	138%
Total revenue	$57,794	$38,195	$19,599	51%

Passenger revenue increased $15.1 million, or 141%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to the lifting of COVID-19 restrictions from the start of the pandemic in March of 2020. In 2020, Southern flew 143,291 passengers across its network, In 2021, Southern flew 324,634 passengers, a 127% increase in flying period over period. Prices for passenger tickets decreased from $85.70 in 2020 to $79.22 per average ticket in 2021, a 8% decrease. Passenger total fares period over period were slightly impacted by the mix of routes.

The increase in EAS revenue of $0.5 million, or 2%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, was driven by the Kalaupapa (LUP airport code) route awarded in 2021 under the EAS program.

The increase in charter revenue of $2.1 million, or 210%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, was driven by the lifting of COVID-19 restrictions, from the start of the pandemic in March of 2020.

The increase in other revenue of $1.9 million, or 138%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, was driven by the increase in passengers of 127% period over period.

Operating Expenses:

Maintenance, Materials, and Repairs

Maintenance, materials, and repairs increased by $0.5 million, or 19%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Flight hours operated by Southern increased from 42,349 in 2020 to 54,274 in 2021, a 28% increase. The increase in flight hours drove increases in costs on aircraft engine monitoring, engine overhauls, mandatory timed periodic inspections, and routine and non-routine repairs.

Depreciation and Amortization

Depreciation and amortization increased by $0.2 million, or 15%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in depreciation and amortization expenses was primarily attributable to an increase of $6.2 million in aircraft, ground equipment, spare parts subject to depreciation and amortization of tradenames.

Aircraft Fuel

Aircraft fuel expenses increased by $3.3 million, or 66%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in aircraft fuel was primarily driven by a 28% increase in flight hours and rising fuel prices experienced in the latter half of 2021. In 2020, fuel prices were lower partially due to supply overages caused at the start of COVID-19.

Airport Related Expenses

Airport related expenses increased by $0.4 million, or 17%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Fight departures increased from 43,761 in 2020 to 62,452 in 2021, a 43% increase in departures. The increases in airport related expenses on landing fees, ground transportation, insurance, and parking fees were attributable to the 43% increase in departures.

Salaries, Wages, and Benefits

Salary, wages, benefits expenses increased by $3.1 million, or 17%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Headcounts for Southern increased from 431 in 2020 to 583 in 2021, or a 35% increase period over period. The increase in salary, wages, and benefit expenses was required to support the increased passenger demand.

CARES Act

During 2020 and 2021, because of the negative impact of the COVID-19 pandemic, Southern was awarded a total grant of $22.3 million to support ongoing payroll and ongoing operations through the PPP and the PSP. $11.1 million was recognized in 2020 and $11.2 million was recognized in 2021.

Other Operating Expense

Other operating expenses increased $5.1 million, or 69%, for the year ended December 31, 2021, compared to the year ended December 21, 2020. Charter trips of $1.3 million and higher spend on marketing of $0.4 million contributed to the increase. Pilot travel and training costs of $1.3 million, station expenses of $0.2 million, and new reservation system costs of $1.0 million increased other operating expense, due to increased flight demand. Higher merchant fees of $0.6 million and office expenses and supplies of $0.3 million contributed to the increase.

Other Expense

Other expenses decreased by $0.3 million, or 31%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease in other expenses was primarily due to a write-off in 2021 of accounts payables balances.

Cash Flow Analysis

Comparison of Years Ended December 31, 2021 and 2020

The following table presents a summary of our cash flows for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	$11,025	$2,220
Investing activities	(6,267)	(737)
Financing activities	(1,121)	487
Net change in cash and cash equivalents	$3,637	$1,970

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash generated in operating activities was $11.0 million, driven by a $9.6 million in PSP grants and $2.9 million in cash from operating profits. An offset was generated by $1.9 million in prepaid expenses and other assets.

For the year ended December 31, 2020, net cash generated in operating activities was $2.2 million, driven by a $12.7 million in PPP grants. Offsets were generated by $7.2 million from operating losses, $2.9 million in accounts receivable and other assets and $0.4 million in accounts payable and other accrued liabilities.

Net cash used in operating activities increased period over period by $8.8 million, driven by $10.1 million in operating gains, $1.0 million in prepaids and other assets, and accounts payable of $0.4 million. An offset was generated by $3.1 million in PPP/PSP grants.

Cash Flow from Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $6.3 million, driven by purchases of property and equipment (aircraft, spare parts, ground equipment and leasehold improvements).

For the year ended December 31, 2020, net cash used in investing activities was $0.7 million, driven by property and equipment purchases.

Net cash used in investing activities used period over period by $5.5 million, driven by purchases of property and equipment (aircraft, spare parts, ground equipment, and leasehold improvements).

Cash Flow from Financing Activities

For the year ended December 31, 2021, net cash used in financing activities included $1.1 million in repayment of debt.

For the year ended December 31, 2020, net cash generated in financing activities was $0.5 million, from $1.8 million in long term borrowings, offset by $1.3 million in repayment of debt.

Net cash generated by financing activities decreased period over period by $1.6 million, driven by proceeds from term debts of $1.8 million, offset by the repayment of debt of $0.2 million.

Liquidity and Capital Resources

Southern reported positive net income in 2020 and 2021, including the benefits of government assistance from the PPP/PSP programs; however, it has also experienced losses in the first half of 2022.

The COVID-19 pandemic, along with the measures governments and private organizations worldwide implemented in an attempt to contain the spread of the pandemic, resulted in a severe decline in demand for air mobility services and adversely affected Southern’s business, financial condition and results of operations to an unprecedented extent. Measures such as travel restrictions, “shelter in place” and quarantine orders, limitations on public gatherings, cancellation of public events and many other restrictions resulted in a precipitous decline in demand for business and leisure travel generally, including demand for Southern’s air mobility services. For example, historically Southern’s business has been comprised of business travel and commuter traffic, which largely was replaced by “virtual meeting” and teleconferencing products or has become unnecessary as a result of the significant number of people continuing to work from home. If a similar public health threat like the COVID-19 pandemic occurs again in the future, it could adversely affect Southern’s newly combined business, financial condition and results of operations.

During 2020 and 2021, because of the negative impact of the COVID-19 pandemic, Southern was awarded a total grant of $22.3 million to support ongoing payroll and ongoing operations through the PPP and the PSP. $11.1 million was recognized in 2020 and $11.2 million was recognized in 2021.

As of June 30, 2022, Southern had cash on hand of $3.8 million. Southern’s principal use of cash in recent periods has been funding each of its operating activities and capital expenditures. Southern’s future capital requirements will depend on many factors, including its revenue growth rate, the timing and the amount of cash received from Southern’s customers, and the expansion of sales and marketing activities. In the future, Southern may enter into arrangements to acquire or invest in complementary businesses, products and technologies. Southern may be required to seek additional equity or debt financing. In the event that Southern requires additional financing, Southern may not be able to raise such financing on acceptable terms or at all. If Southern is unable to raise additional capital or generate cash flows necessary to invest in continued innovation, Southern may not be able to compete successfully, which would harm its business, results of operations, and financial condition. If adequate funds are not available, Southern may need to reconsider its expansion plans or limit its operating activities, which could have a material adverse impact on its business prospects and results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meanings as terms defined and included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “Surf Air Mobility Inc.” refer to SAM and its wholly owned subsidiaries after giving effect to the Business Combination.

Introduction

Tuscan and SAM are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended (“Article 11”). The pro forma adjustments are described in the accompanying footnotes.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the historical unaudited condensed balance sheet of Tuscan as of June 30, 2022, the historical unaudited condensed consolidated balance sheet of Surf Air as of June 30, 2022, and the historical unaudited condensed consolidated balance sheet of Southern as of June 30, 2022 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 combines the historical unaudited condensed statement of operations of Tuscan for the six months ended June 30, 2022, the historical unaudited condensed consolidated statement of operations of Surf Air for the six months ended June 30, 2022, and the historical unaudited condensed consolidated statement of operations of Southern for the six months ended June 30, 2022 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical audited statement of operations of Tuscan for the year ended December 31, 2021, the historical audited consolidated statement of operations of Surf Air for the year ended December 31, 2021, and the historical audited consolidated statement of operations of Southern for the year ended December 31, 2021 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented.

The historical financial information has been adjusted to give effect to factually supportable events that are related and/or directly attributable to the Business Combination and related transactions, summarized below. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Business Combination and related transactions, summarized below.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        the historical audited financial statements of Tuscan as of and for the year ended December 31, 2021;

•        the historical unaudited financial statements of Tuscan as of and for the six months ended June 30, 2022;

•        the historical audited consolidated financial statements of Surf Air as of and for the year ended December 31, 2021;

•        the historical unaudited condensed consolidated financial statements of Surf Air as of and for the six months ended June 30, 2022;

•        the historical audited consolidated financial statements of Southern as of and for the year ended December 31, 2021; and

•        the historical unaudited condensed consolidated financial statements of Southern as of and for the six months ended June 30, 2022.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “Proposal No. 1 — The Business Combination Proposal”, “Tuscan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

Business Combination and related transactions

Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into Tuscan (the “First Merger”), with Tuscan surviving the First Merger as a wholly-owned subsidiary of SAM, and (ii) simultaneously with the First Merger, Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of SAM. The Merger Agreement contemplates a related business combination transaction, governed by a separate agreement, pursuant to which on the closing date a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM (the “Southern Acquisition”).

Following the Business Combination, (i) Surf Air, Southern and Tuscan will be wholly owned subsidiaries of SAM, (ii) the security holders of Tuscan, Surf Air and Southern will be security holders of SAM, (iii) SAM will be the publicly traded company, and (iv) SAM will own directly or indirectly all of the equity securities, assets, business and operations of each of Tuscan, Surf Air, and Southern.

The aggregate consideration payable to the security holders of the Company and Southern at the closing of the Business Combination is a number of shares of SAM Common Stock equal to (i) $850 million, less (B) the amount of indebtedness of the Company and its subsidiaries (including any SAFEs of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding indebtedness of Southern and its subsidiaries) in excess of $15 million, plus (C) if the Commercial and Strategic Arrangement Condition (as defined in this proxy statement/prospectus) is satisfied as of or prior to the Closing, $100 million, divided by (ii) $10.00 (“Company Closing Share Consideration”).

Concurrently with the execution of the Merger Agreement, the Company entered into (i) an Amended and Restated Share Purchase Agreement with GEM Global Yield LLC SCS and Gem Yield Bahamas Limited, providing for an equity line of credit up to $400 million (the “Share Subscription Facility”), and (ii) Simple Agreements for Future Equity (“SAFEs”) for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash), which provide, among other things, for the conversion of such SAFEs into shares of common stock of SAM, par value $0.0001 per share (“SAM Common Stock”) in connection with the consummation of the Mergers.

At the effective time of the First Merger (the “First Effective Time”):

•        each share of common stock of Tuscan, par value $0.0001 per share (“Tuscan Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than shares to be redeemed as described elsewhere in this proxy statement/prospectus) will automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of SAM Common Stock;

•        each warrant of Tuscan to purchase one share of Tuscan Common Stock (the “Tuscan Warrants”) issued and outstanding immediately prior to the First Effective Time will be converted into a warrant to purchase one share of SAM Common Stock (the “SAM Warrants”) on substantially the same terms as were in effect for the Tuscan Warrants immediately prior to the First Effective Time under the terms of the warrant agreement, dated July 11, 2019, by and between Tuscan and Continental Stock Transfer & Trust Company (the “Warrant Agreement”); and

•        Tuscan expects that each of the units of Tuscan (“Tuscan Units”), consisting of one share of Tuscan Common Stock and one-half of one Tuscan Warrant, will be separated into its constituent securities immediately prior to the First Effective Time.

At the effective time of the Second Merger (the “Second Effective Time”):

•        each ordinary share of the Company (“Company Ordinary Share”) including Ordinary Shares issuable upon conversion of preferred shares of the Company issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled and shares as to which the holders have exercised their statutory dissenter’s rights as described elsewhere in this proxy statement/prospectus) shall be canceled and converted into the right to receive the Company Closing Per Share Consideration (defined further below);

•        each issued and outstanding warrant of the Company (“Company Warrant”) that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Warrant, assuming a net exercise of the Company Warrant and the conversion into Ordinary Shares of any preferred shares of the Company issuable upon such exercise (the “Company Warrant Shares”);

•        each convertible promissory note of the Company (“Company Convertible Note”) that does not expire or terminate by its terms by virtue of the Second Merger will be converted into the right to receive the Company Closing Per Share Consideration for each Company Ordinary Share underlying the Company Convertible Note (the “Company Note Shares”);

•        each option to purchase Company Ordinary Shares (“Company Option”) issued under the Company’s 2016 Equity Incentive Plan, as amended (the “Company Plan”), whether vested or unvested, that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire the Company Closing Per Share Consideration for each Ordinary Share underlying the Company Option, and the exercise price will be correspondingly adjusted; and

•        each outstanding award of restricted stock units granted by the Company with respect to the Company Ordinary Shares (“Company RSU”) that is then outstanding and unvested shall be fully vested, and shall be automatically converted into the Company Closing Per Share Consideration for each Ordinary Share underlying the Company RSU.

If any Ordinary Shares of the Company are, immediately prior to the Second Effective Time, subject to vesting conditions that are not accelerated at the Second Effective Time, then the shares of SAM Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

The “Company Closing Per Share Consideration” is a number of shares of SAM Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of SAM Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Company Ordinary Shares immediately prior to the Second Effective Time on a fully-diluted basis, including the Company Warrant Shares and the Company Note Shares (as defined below), and including the Ordinary Shares issuable upon conversion of the preferred shares of the Company. The fully-diluted Company Ordinary Shares outstanding exclude (a) shares reserved under the Company’s equity plans but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) any equity interest of any of the parties issuable in connection with SAFEs and such other financings effected by the Company, SAM or any of their respective subsidiaries after the execution of the Merger Agreement but prior to or concurrent with the closing.

For the purposes of these pro forma financial statements, the dollar value of the Closing Per Share Consideration is assumed to be $0.98 per share based on the calculation outlined above. Using data as of September 30, 2022, we have assumed that shares of Surf Air common stock will be exchanged for shares of SAM Common Stock at an exchange ratio of 10.19 to 1 at the Closing (calculated as an assumed value of $10.00 divided by $0.98), which we refer to as the “Exchange Ratio.”

Additionally, following the closing of the Business Combination and related transactions, the security holders of the Company and Southern will have the contingent right to receive, as additional consideration, up to an aggregate of 28,000,000 shares of SAM Common Stock, or 38,000,000 shares of SAM Common Stock if the Commercial and Strategic Condition is not satisfied prior to the closing of the Merger (the “Earnout Shares”), upon the satisfaction of certain earnout conditions, as described elsewhere in this proxy statement/prospectus.

Expected accounting treatment for the Business Combination and related transactions

For the Southern Acquisition, Surf Air is expected to be the accounting acquirer based on evaluation of the following facts:

•        Surf Air equity holders will have the largest voting interest in the post-combination company;

•        the board of directors of the post-combination company will have 7 members, and Surf Air will have the ability to nominate the majority of the members of the board of directors;

•        Surf Air management will hold executive management roles (including Chief Financial Officer and Chief Operating Officer, among others) for the post-combination company and be responsible for the day-to-day operations;

•        the post-combination company will assume the Surf Air name as Surf Air Mobility, Inc.; and

•        the intended strategy of the post-combination entity will continue Surf Air’s current strategy of being a leader in regional air travel and the electrification of aviation technology.

Surf Air’s acquisition of all of the issued and outstanding share capital of Southern will be treated as a business combination under Accounting Standard Codification 805, “Business Combinations” (“ASC 805”) and will be accounted for using the acquisition method. Surf Air will record the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

The Mergers are expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Tuscan has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the expectations that (i) current shareholders of Surf Air will have a relative majority of the voting power of the combined entity and will have the power to appoint a majority of the member of SAM’s board of directors, (ii) the operations of Surf Air prior to the acquisition will comprise the ongoing operations of the combined entity and (iii) senior management of Surf Air will comprise the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Surf Air with the acquisition being treated as the equivalent of Surf Air issuing stock for the net assets of Tuscan, accompanied by a recapitalization. The net assets of Tuscan will be stated at historical cost, with no goodwill or other intangible assets recorded.

The accounting treatment of the Earnout Shares issuable to the security holders of the Company is expected to be recognized at fair value upon the closing of the Business Combination as a liability, with subsequent changes in the fair value of such Earnout Shares recognized as a gain or loss at each reporting period during the earnout period, pursuant to the provisions of Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). The Earnout Shares issuable to the security holders of Southern have been included as a portion of the purchase consideration for Southern, under the guidance of ASC Topic 805, Business Combinations. The preliminary fair value of the Earnout Shares is $279.9 million, with $35.0 million being allocated as part of the purchase consideration of Southern. In the event Earnout Shares are delivered in future periods, upon meeting the various milestones, the issuance of the Earnout Shares will be treated as a settlement of the corresponding liability, with an offset to permanent equity. The unaudited pro forma condensed combined financial information does not reflect pro forma adjustments related to the recognition of these shares.

The unaudited pro forma condensed combined financial information contained herein assumes that the Tuscan shareholders approve the Business Combination and related transactions. Pursuant to the Existing Charter, Tuscan’s public shareholders may elect to redeem their public shares for cash even if they approve the Transactions. Tuscan cannot predict how many of its public shareholders will exercise their right to redeem their public shares of Tuscan’s common stock for cash. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Tuscan’s public shareholders of shares of Tuscan Common Stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account:

a)      Assuming No Redemption:    This presentation assumes that no public shareholders of Tuscan exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

b)      Assuming Interim (50%) Redemption:    This presentation assumes 1,309,051 of the public shares are redeemed for their pro rata share of the funds in the trust account. This scenario gives effect to Tuscan’s public shareholder redemptions for aggregate redemption payments of $13.7 million.

c)      Assuming Maximum Redemption:    This presentation assumes 2,618,101 of the public shares are redeemed for their pro rata share of the funds in the trust account. This scenario gives effect to Tuscan’s public shareholder redemptions for aggregate redemption payments of $27.3 million.

The following summarizes the unaudited pro forma combined common stock ownership issued and outstanding as of immediately following the consummation of the Business Combination and related transactions under each scenario:

	Assuming No Redemption (Shares)%		Assuming Interim (50%) Redemption (Shares)%		Assuming Maximum Redemption (Shares)%
Surf Air Global stockholders(1)(2)	71,920,330	73.6%	71,920,330	74.6%	71,920,330	75.6%
Southern stockholders(3)	10,625,000	10.9%	10,625,000	11.0%	10,625,000	11.2%
Tuscan's public shareholders(4)	2,618,101	2.7%	1,309,051	1.4%	—	0.0%
Tuscan sponsor and related parties(5)	3,443,750	3.5%	3,443,750	3.6%	3,443,750	3.6%
SAFE Investors(6)	7,562,529	7.7%	7,562,529	7.8%	7,562,529	7.9%
Advisors	757,500	0.8%	757,500	0.8%	757,500	0.8%
Share Subscription Facility(7)	828,755	0.8%	828,755	0.9%	828,755	0.9%
Proforma Common Stock	97,755,965	100%	96,446,915	100%	95,137,864	100%

____________

(1)      Includes 71,920,330 shares expected to be issued to existing holders of Surf Air common interests and Surf Air preferred interests. Excludes 2,454,670 shares underlying Surf Air Options that are included as part of the total merger consideration.

(2)      After the consummation of the Business Combination, Surf Air equity holders, will have the contingent right to receive up to 33,250,000 Earnout Shares. The contingently issuable shares are excluded from the expected Surf Air stockholders shares above.

(3)      After the consummation of the Business Combination, Southern equity holders, will have the contingent right to receive up to 4,750,000 Earnout Shares. The contingently issuable shares are excluded from the expected Southern stockholders shares above.

(4)      The number of outstanding shares held by Tuscan’s public shareholders excludes 8,625,000 warrants sold in the initial public offering and the private placement that will be exchanged for warrants of SAM in connection with the Business Combination.

(5)      The number of outstanding shares held by Tuscan’s sponsor shareholders excludes 2,083,591 warrants sold in the Tuscan’s initial public offering and the private placement that will be exchanged for warrants of SAM in connection with the Business Combination.

(6)      Represents the number of shares to be issued pursuant to the SAFEs at a share price of $6.50.

(7)      Reflects shares purchasable by GEM on Closing equal to 0.75% of the total number of common shares outstanding, including shares of SAM Common Stock issuable upon the exercise of the Company Options and the Tuscan Warrants.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30, 2022 (in thousands, except share data)

	TUSCAN HOLDINGS CORP. II (Historical)	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Transaction Accounting Adjustments (Assuming No Redemption) (Note 4)		Pro Forma Combined (Assuming No Redemption)	Additional Transaction Accounting Adjustments (Assuming 50% Redemption) (Note 4)		Pro Forma Combined (Assuming 50% Redemption)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemption) (Note 4)		Pro Forma Combined (Assuming Maximum Redemption)
Assets
Current assets
Cash and cash equivalents	$62	$5,843	$3,835	$27,333	a	$24,378	$(13,655)	r	$10,723	$(13,655)	s	$7,064
				(2,699)	b
				(5,000)	c					5,000	c
				(4,996)	c					4,996	c
Accounts receivable, net		7	3,317	(200)	d	3,124			3,124			3,124
Other receivables	0			904	v	904			904			904
Prepaid expenses and other current assets	30	8,178	3,381			11,589			11,589			11,589
Total current assets	92	14,028	10,533	15,342		39,995	(13,655)		26,340	(3,659)		22,681
Restricted cash		905				905			905			905
Property and equipment, net		655	30,437			31,092			31,092			31,092
Deferred financing costs				8,288	e	8,288			8,288			8,288
Operating lease right-of-use assets		717	8,699			9,416			9,416			9,416
Finance lease right-of-use assets			1,800			1,800			1,800			1,800
Intangibles, net		3,618	30	36,410	f	40,058			40,058			40,058
Other assets			3,470			3,470			3,470			3,470
Goodwill			386	106,999	g, v	107,385			107,385			107,385
Marketable securities held in Trust Account	27,333			(27,333)	a	—			—			—
Total assets	$27,425	$19,923	$55,355	$139,706		$242,409	$(13,655)		$228,754	$(3,659)		$225,095

Current liabilities
Accounts payable	415	10,330	3,218	(7,575)	h	5,773			5,773	5,000	c	15,769
				(415)	c					4,996	c
				(200)	d
Accrued salaries, wages and benefits			2,139			2,139			2,139			2,139
Accrued expenses		9,190				9,190			9,190			9,190
Deferred revenue		5,699	5,945			11,644			11,644			11,644
SAFEs at fair value		105		(105)	k	—			—			—
Current maturities of long-term debt			1,602			1,602			1,602			1,602
Operating lease liabilities, current		369	1,613			1,982			1,982			1,982
Finance lease liabilities, current			134			134			134			134
Convertible notes at fair value, current		13,615		(13,615)	j	—			—			—
Due to related parties	2,699	90	2,496	(2,699)	b	2,586			2,586			2,586
Redemption liability	0					0			0			0
Other current liabilities			1,399			1,399			1,399			1,399
Total current liabilities	3,114	39,398	18,546	(24,609)		36,449	—		36,449	9,996		46,445
Long-term debt, net of current maturities			17,906			17,906			17,906			17,906
Long-term operating lease liabilities			2,461			2,461			2,461			2,461
Long-term finance lease liabilities			1,905			1,905			1,905			1,905
Due to related parties, net of current portion			7,588			7,588			7,588			7,588

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30, 2022 (in thousands, except share data) — (Continued)

	TUSCAN HOLDINGS CORP. II (Historical)	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Transaction Accounting Adjustments (Assuming No Redemption) (Note 4)		Pro Forma Combined (Assuming No Redemption)	Additional Transaction Accounting Adjustments (Assuming 50% Redemption) (Note 4)		Pro Forma Combined (Assuming 50% Redemption)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemption) (Note 4)		Pro Forma Combined (Assuming Maximum Redemption)
Convertible notes at fair value		11,876		(11,876)	j	—			—			—
SAFE notes		11,258		(11,258)	k	—			—			—
Warrant liability	424					424			424			424
Earnout liability				34,981	l	279,848			279,848			279,848
				244,867	m
Deferred tax liability				7,671	v	7,671			7,671			7,671
Operating lease liabilities		351				351			351			351
Other liabilities		7,618	1,423			9,041			9,041			9,041
Total liabilities	$3,538	$70,501	$49,829	$239,776		$363,644	$—		$363,644	$9,996		$373,640

Common stock subject to possible redemption	27,311			(27,311)	h	—			—			—
Redeemable convertible preferred shares, $0.001 par value;		129,516	3,624	(129,516)	j	—			—			—
				(3,624)	n	—
Common stock, $0.0001 par value;	—			0	o	0			0			0
Shareholders’ equity (deficit):
Class B-6s redeemable convertible preferred shares, $0.001 par value		3,414		(3,414)	j	—			—			—
SAM shares				7	j	9	0	r	9	0	s	9
				1	p
				0	h
				0	o
				1	k
				0	e
				0	i
Ordinary Shares, $0.001 par value;		285		(285)	j
Additional paid-in capital		123,084	9,572	27,311	h	184,729	(13,655)	r	171,074	(13,655)	s	157,419
				(7,972)	q	—						—
				158,699	j	—						—
				11,362	k	—						—
				106,249	p							—
				7,575	i	—						—
				(9,572)	n	—						—
				(5,000)	c
				8,288	e
				(244,867)	m
Accumulated deficit	(3,424)	(306,877)	(7,670)	(4,548)	c	(305,973)			(305,973)			(305,973)
				7,972	q
				7,670	n
				904	v
Total shareholders’ equity (deficit)	(3,424)	(180,094)	1,902	60,381		(121,235)	(13,655)		(134,890)	(13,655)		(148,545)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$27,425	$19,923	$55,355	$139,706		$242,409	$(13,655)		$228,754	$(3,659)		$225,095

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Six Months Ended June 30, 2022 (in thousands)

	TUSCAN HOLDINGS CORP. II (Historical)	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Reclassification Adjustments (Note 3)		Transaction Accounting Adjustments (Assuming No, 50% and Maximum Redemption) (Note 4)		Pro Forma Combined (Assuming No, 50%, and Maximum Redemption)
Revenue	$—	$9,296	$36,521			$—		$45,817
Cost of revenue, exclusive of depreciation and amortization		11,209		2,467	1			$40,126
				7,152	2
				1,956	3
				3,970	4
				10,070	5
				3,302	7
Total costs	—	11,209	—	28,917		—		40,126
Operating expenses
Maintenance, materials and repairs			2,467	(2,467)	1			—
Aircraft fuel			7,152	(7,152)	2			—
Airport-related expenses			1,956	(1,956)	3			—
Aircraft rent			3,970	(3,970)	4			—
Salaries, wages and benefits			13,023	(10,070)	5			—
				(2,953)	10
Technology and development		1,458		1,276	8			2,734
Sales and marketing		2,263		325	9			2,588
General and administrative	648	18,137		2,953	10			25,196
				3,458	11
Depreciation and amortization		515	1,223			1,148	f	2,886
Other operating expenses			8,361	(1,276)	8			—
				(325)	9
				(3,458)	11
				(3,302)	7
Total operating expenses	648	22,373	38,152	(28,917)		1,148		33,404
Operating loss	(648)	(24,286)	(1,631)	—		(1,148)		(27,713)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net		(10,304)				10,304	t	—
Interest income (expense), net		(524)	(529)					(1,053)
Change in fair value of warrant liability	631							631
Interest earned on marketable securities held in Trust Account	48					(48)	u	0
Gain on extinguishment of debt		5,951						5,951
Other income (expense)		(237)	(5)					(242)
Total other expense, net	679	(5,114)	(534)			10,256		5,287
Income (loss) before taxes	31	(29,400)	(2,165)	—		9,108		(22,426)
Income tax expense (benefit)			6			(904)	v	(898)
Net income (loss)	$31	$(29,400)	$(2,171)	$—		$10,012		$(21,528)

Unaudited Pro Forma Combined Statement of Operations
for the Year Ended December 31, 2021 (in thousands)

	TUSCAN HOLDINGS CORP. II (Historical)	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Reclassification Adjustments (Note 3)		Transaction Accounting Adjustments (Assuming No, 50%, and Maximum Redemption) (Note 4)		Pro Forma Combined (Assuming No, 50%, and Maximum Redemption)
Revenue	$—	$11,798	57,794			$—		$69,592
Cost of revenue, exclusive of depreciation and amortization		14,495		3,033	1			46,655
				8,310	2
				3,121	3
				7,274	4
				16,292	5
				(11,092)	6
				5,222	7
Total costs	—	14,495	—	32,160		—		46,655
Operating expenses
Maintenance, materials and repairs			3,033	(3,033)	1			—
Aircraft fuel			8,310	(8,310)	2			—
Airport-related expenses			3,121	(3,121)	3			—
Aircraft rent			7,274	(7,274)	4			—
Technology and development		2,964		1,878	8			4,842
Sales and marketing		3,773		714	9			4,487
General and administrative	1,093	22,864		4,910	10	4,581	c	38,101
				4,653	11
Salaries, wages and benefits			21,202	(16,292)	5			—
				(4,910)	10
Depreciation and amortization		1,052	1,604			2,295	f	4,951
Cares Act			(11,092)	11,092	6			—
Other operating expenses			12,467	(5,222)	7			—
				(1,878)	8
				(714)	9
				(4,653)	11
Total operating expenses	1,093	30,653	45,919	(32,160)		6,876		52,381
Operating income (loss)	(1,093)	(33,350)	11,875	—	—	(6,876)		(29,444)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net		(76)				76	t	—
Interest income (expense), net		(2,140)	(744)					(2,884)
Change in fair value of warrant liability	2,810							2,810
Interest earned on marketable securities held in Trust Account	59					(59)	u	0
Other, net			84					84
Gain on extinguishment of debt		691						691
Other income (expense)		(909)						(909)
Total other expense, net	2,869	(2,434)	(660)			17		(208)
Income (loss) before taxes	1,776	(35,784)	11,215	—		(6,859)		(29,652)
Income tax expense (benefit)			440			1,989	v	2,429
Net Income (loss)	$1,776	$(35,784)	$10,775	$—		$(8,848)		$(32,081)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the historical unaudited condensed balance sheet of Tuscan as of June 30, 2022, the historical unaudited condensed consolidated balance sheet of Surf Air as of June 30, 2022, and the historical unaudited condensed consolidated balance sheet of Southern as of June 30, 2022 on a pro forma basis as if the Business Combination and related transactions had been consummated on June 30, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 combines the historical unaudited condensed statement of operations of Tuscan for the six months ended June 30, 2022, the historical unaudited condensed consolidated statement of operations of Surf Air for the six months ended June 30, 2022, and the historical unaudited condensed consolidated statement of operations of Southern for the six months ended June 30, 2022 on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical audited statement of operations of Tuscan for the year ended December 31, 2021, the historical audited consolidated statement of operations of Surf Air for the year ended December 31, 2021, and the historical audited consolidated statement of operations of Southern for the year ended December 31, 2021 on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2021, the beginning of the earliest period presented.

The historical financial information has been adjusted to give effect to the factually supportable events that are related and/or directly attributable to the Business Combination and related transactions, summarized below. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Business Combination and related transactions.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this proxy statement/ prospectus:

•        the historical audited financial statements of Tuscan as of and for the year ended December 31, 2021;

•        the historical unaudited financial statements of Tuscan as of and for the six months ended June 30, 2022;

•        the historical audited consolidated financial statements of Surf Air as of and for the year ended December 31, 2021;

•        the historical unaudited condensed consolidated financial statements of Surf Air as of and for the six months ended June 30, 2022;

•        the historical audited consolidated financial statements of Southern as of and for the year ended December 31, 2021; and

•        the historical unaudited condensed consolidated financial statements of Southern as of and for the six months ended June 30, 2022.

The Mergers are expected to be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Surf Air with the acquisition being treated as the equivalent of Surf Air issuing stock for the net assets of Tuscan, accompanied by a recapitalization. The net assets of Tuscan will be stated at historical cost, with no goodwill or other intangible assets recorded.

Surf Air’s acquisition of all of the issued and outstanding share capital of Southern will be treated as a business combination under Accounting Standard Codification 805, “Business Combinations” (“ASC 805”) and will be accounted for using the acquisition method. Surf Air will record the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions.

The pro forma adjustments reflecting the completion of the Business Combination and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company.

2. Southern Acquisition

Under the acquisition method, the total estimated purchase price, or consideration transferred, is measured at the transaction closing date. The assets of Southern have been measured based on various preliminary estimates using assumptions that the Company’s management believes are reasonable utilizing information currently available.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The purchase accounting is subject to finalization of the Company’s analysis of the fair value of the assets and liabilities of Southern as of the transaction date. Accordingly, the purchase accounting in the unaudited pro forma combined financial statements is preliminary and will be adjusted upon completion of the final valuation. Such adjustments could be material.

For purposes of measuring the estimated fair value of the assets acquired as reflected in the unaudited pro forma condensed combined financial statements, in accordance with the applicable accounting guidance, the Company established a framework for measuring fair values. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value assets of Southern at fair value measures that do not reflect the Company’s intended use of those assets. Use of different estimates and judgments could yield different results.

As a result the unaudited pro forma condensed combined financial information reflects the purchase price applicable to the acquisition of Southern as follows (in thousands):

June 30, 2022
Identifiable intangible assets:
EAS Contracts	$34,040
Trademark/Tradename	2,400
Other net liabilities assumed	2,208
Net assets acquired	34,232
Goodwill	106,999
Total purchase price	$141,231

Common equity delivered at closing	$106,250
Fair value of contingent consideration	34,981
Total consideration	$141,231

Under the acquisition method of accounting, the Company estimated the fair values of the acquired tangible and intangible assets. The valuation of the identifiable intangible assets acquired was based on management’s preliminary estimates, currently available information and reasonable and supportable assumptions. These estimates are preliminary as the Company is still in the process of evaluating the various assumptions used in valuing these assets. The tangible long-lived assets were recorded at their estimated fair values, which approximates their carrying value, while the intangible long-lived assets were valued using a discounted cash flow method. In the unaudited pro forma condensed combined balance sheet as of June 30, 2022, the excess of the aggregate purchase price over the estimated fair value of the tangible and intangible assets and liabilities in the amount of approximately $107 million was classified as goodwill. The fair value of identifiable intangible assets that are subject to amortization after the acquisition was estimated to be $36.4 million.

3. Reclassification Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Certain reclassifications have been made to the historical presentation of Southern to conform to the financial statement presentation of the post-combination company:

1.      The Company recognizes costs related to maintenance, materials, and repairs as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of maintenance, materials, and repairs to the Company’s presentation.

2.      The Company recognizes costs related to aircraft fuel as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of aircraft fuel to the Company’s presentation.

3.      The Company recognizes airport-related expenses as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of airport-related expenses to the Company’s presentation.

4.      The Company recognizes aircraft rent expenses as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of aircraft rent expenses to the Company’s presentation.

5.      The Company recognizes expenses for salaries, wages and benefits for pilots and aircraft support staff as a component of cost of revenue, while Southern recognizes these costs as a component of salaries, wages and benefits expense. Therefore, this adjustment conforms the presentation of salaries, wages and benefits for pilots and aircraft support staff to the Company’s presentation.

6.      The Company recognizes the proceeds from government grants as a direct offset to the associated expense categories, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of government grant proceeds to the Company’s presentation, which is as an offset to the associated expense, which relates to salaries, wages and benefits for pilots and aircraft support staff, as discussed above.

7.      The Company recognizes expenses for pilot training, aircraft insurance, and indirect pilot costs as a component of cost of revenue, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of other pilot and aircraft expenses to the Company’s presentation.

8.      The Company recognizes expenses for flight reservation and scheduling systems as a component of technology and development expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of flight reservation and scheduling system expenses to the Company’s presentation.

9.      The Company recognizes expenses for sales and marketing as a sales and marketing expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of sales and marketing expenses to the Company’s presentation.

10.    The Company recognizes expenses for salaries, wages and benefits for general and administrative employees as a component of general and administrative expenses, while Southern recognizes these costs as a component of salaries, wages and benefits expense. Therefore, this adjustment conforms the presentation of salaries, wages and benefits for general and administrative employees to the Company’s presentation.

11.    The Company recognizes general operating expenses, inclusive of insurance, utilities, and professional fees as a component of general and administrative expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of general operating expenses to the Company’s presentation.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The transaction accounting adjustments included in the unaudited pro forma condensed combined financial information are as follows:

a)      Reflects the reclassification of cash held in the Trust Account that becomes available following the Business Combination, assuming no redemptions.

b)      Reflects the repayment of related party contribution loans made by the sponsors of Tuscan through the date of the Business combination. Such amounts will be repaid in cash following the Business Combination and related transactions.

c)      Represents preliminary estimated transaction costs expected to be incurred by Tuscan and Surf Air of approximately $4.996 million and $5.0 million, respectively, for legal, financial and capital markets advisory and other professional fees. Surf Air’s estimated transaction costs were capitalized and offset against the proceeds from the Business Combination and related transactions and reflected as a decrease in additional paid-in capital. In the maximum redemption scenario, it is assumed that the transaction costs will be accrued rather than paid out of cash.

For Tuscan’s estimated transaction costs:

•        $415 thousand was accrued by Tuscan in accounts payable and recognized in expense as of June 30, 2022; and

•        $4.6 million was reflected as an adjustment to accumulated deficit as of June 30, 2022, which represents the total estimated Tuscan transaction costs less $415 thousand previously recognized by Tuscan as of June 30, 2022. The costs expensed through accumulated deficit are included in the unaudited pro forma combined statement of operations for the year ended December 31, 2021.

d)     Reflects the elimination of amounts due from Surf Air to Southern for expenses related to pilot training services performed by Southern.

e)      Reflects closing consideration to be delivered to GEM upon the Closing of the Business Combination and related transactions. Such amounts are calculated based on 0.75% of total common shares outstanding as of the closing.

f)      Adjustments to reflect the preliminary fair values of Southern’s identifiable intangible assets and the associated amortization expense. The primary assets include essential air service (“EAS”) contracts and trademarks. The fair value and amortization adjustment for each asset are based on preliminary assumptions. These assumptions are subject to further analysis and may change, which would result in a change to the adjustments included in the unaudited pro forma financial information. The following table presents the fair value, useful life and pro forma amortization adjustments for each asset (in thousands, except for estimated useful life):

Asset	Fair Value	Useful Life	Annualized Incremental Amortization
EAS Contracts	34,040	20 years	1,702
Trademark/Tradename	2,400	4 years	593

g)      Adjustment to record goodwill resulting from the acquisition of Southern. Goodwill is not amortized but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

h)      Reflects the reclassification of $27.3 million of Tuscan Common Stock, par value of $0.0001 per share, subject to possible redemption to permanent equity, assuming no redemption.

i)      Reflects the issuance of 757,500 shares of SAM Common Stock with a market value of $10.00 per share in connection with the satisfaction of advisor accruals.

j)      Represents the recapitalization of existing Surf Air equity interests through exchange for SAM Common Stock:

•        Surf Air common interests, including vested RSUs and RSPAs, have been converted into 39,463,963 shares of SAM Common Stock;

•        Surf Air preferred interests have been converted into 29,290,832 shares of SAM Common Stock; and

•        Surf Air convertible debt arrangements have been converted into 3,165,535 shares of SAM Common Stock.

k)      Reflects $11.4 million in satisfaction of SAFE agreements for the sale of SAM Common Stock. Based on specific terms in the underlying contracts, related amounts had previously been reflected as SAFEs at fair value on the Surf Air Balance Sheet.

l)      Adjustment to reflect the fair value of contingent consideration related to the acquisition of Southern.

m)      Adjustment to reflect the fair value of the Equity Earnout pertaining to Surf Air equity holders as of the closing of the Business Combination and related transactions.

n)      Reflects the elimination of Southern’s redeemable convertible preferred stock, historical additional paid in capital, and historical accumulated deficit.

o)      Reflects the conversion of 3,443,750 Tuscan common shares into 3,443,750 shares of SAM Common Stock. SAM and Tuscan expect to finalize its assessment of the accounting treatment for Tuscan Sponsor and Related Party shares prior to the Closing, which may result in additional pro forma adjustments related to this financial statement line item.

p)      Reflects the value of closing equity consideration related to the acquisition of Southern.

q)      Reflects the elimination of Tuscan’s historical accumulated deficit after recording the transaction costs to be incurred by Tuscan as described in Note 4(c) above.

r)       Represents the 50% redemption of 1,309,051 Tuscan common shares for $13.7 million allocated to shares of SAM Common Stock and additional paid-in capital using par value of $0.0001 per share and at a redemption price of $10.43 per share.

s)       Represents the full redemption of 2,618,101 Tuscan common shares, inclusive of the 50% redemption discussed in Note 4(r), above, for $27.3 million allocated to shares of Surf Air Mobility Common Stock and additional paid-in capital using par value of $0.0001 per share and at a redemption price of $10.43 per share.

t)       Reflects the elimination of the change in fair value of financial instruments carried at fair value, due to all associated instruments being converted to common equity upon the closing of the Business Combination and related transactions.

u)      Elimination of interest income from trust account investments.

v)      Reflects pro forma tax adjustments.

5. Net Loss per Share

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma statements of operations are based upon the number of SAM shares that would be outstanding, assuming the Business Combination occurred on January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption by Tuscan’s public shareholders of shares of Tuscan Common Stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the trust account for the six months ended June 30, 2022 and for the year ended December 31, 2021 (in thousands, except share and per share data). Under the 50% and Maximum Redemptions scenario, the Tuscan Common Stock assumed to be redeemed by Tuscan public shareholders are eliminated as of January 1, 2021:

	Six Months Ended June 30, 2022			Year Ended December 31, 2021
	Assuming No Redemption	Assuming 50% Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming 50% Redemption	Assuming Maximum Redemption
Pro forma net loss – basic	(21,528)	(21,528)	(21,528)	(32,081)	(32,081)	(32,081)
Weighted average shares outstanding – basic	97,755,965	96,446,915	95,137,864	97,755,965	96,446,915	95,137,864
Pro forma net loss per share – basic	(0.22)	(0.22)	(0.23)	(0.33)	(0.33)	(0.34)
Pro forma net loss – diluted(1)	(22,159)	(22,159)	(22,159)	(34,892)	(34,892)	(34,892)
Weighted average shares outstanding – diluted(1)	99,839,556	98,530,506	97,221,455	99,839,556	98,530,506	97,221,455
Pro forma net loss per share – diluted	(0.22)	(0.22)	(0.23)	(0.35)	(0.35)	(0.36)
Excluded securities:
Surf Air Mobility Options(2)	2,454,670	2,454,670	2,454,670	2,454,670	2,454,670	2,454,670
Earnout Shares(3)	38,000,000	38,000,000	38,000,000	38,000,000	38,000,000	38,000,000
Public Warrants(4)	8,625,000	8,625,000	8,625,000	8,625,000	8,625,000	8,625,000

____________

(1)      For the purposes of applying the treasury stock method for calculating pro forma diluted net loss per share, it was assumed that all outstanding warrants sold in the private placement are exchanged for SAM Common Stock. For the 2,083,591 liability classified Private Warrants the assumed conversion results in the pro forma elimination of $631 thousand and $2.8 million in gains from the change in fair value of warrant liability for the six months ended June 30, 2022 and the year ended December 31, 2021, respectively. The Private Warrants were dilutive to the Net Loss per Share and were, therefore, included the diluted Net Loss per Share calculation.

(2)      Excludes the impact of vested and unvested Surf Air and Southern stock options that will be converted into options to purchase 2,454,670 shares of SAM Common Stock as part of the Business Combination, assuming a reference price per share of SAM Common Stock of $10.00. The shares underlying these Stock options will not represent legally issued and outstanding shares of SAM Common Stock until such options (as converted after the Business Combination) are exercised. Additionally, these underlying shares were excluded from the calculation of combined pro forma net loss per share, as their inclusion would be anti-dilutive.

(3)      The combined pro forma net loss per share excludes the impact of Earnout Shares, as the vesting conditions for Earnout Shares have not been met and would not have been met as of June 30, 2022, assuming such date marked the end of the milestone period for the Earnout Shares. Additionally, the inclusion of Earnout Shares would have been anti-dilutive; thus, the effect was not included in the calculation of pro forma diluted net loss per share.

(4)      For the purposes of applying the treasury stock method for calculating pro forma diluted net loss per share, it was assumed that all outstanding warrants sold in the private placement are exchanged for SAM common stock. Because the inclusion of the Public Warrants resulted in anti-dilution, the effect of such exchange was not included in the calculation of combined pro forma diluted net loss per share.

MANAGEMENT OF SAM AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of SAM will be managed by or under the direction of the SAM Board. SAM’s Amended and Restated Certificate of Incorporation provides for a staggered, or classified, board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

•        Class A, which we anticipate will consist of [    ] and [    ], whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•        Class B, which we anticipate will consist of [    ] and [    ], whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

•        Class C, which we anticipate will consist of [    ], [    ] and [    ], whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the SAM Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the SAM Board may have the effect of delaying or preventing changes in SAM’s control or management. SAM’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of SAM’s voting securities.

The following table sets forth the name, age and position of each of the expected directors and executive officers of SAM upon consummation of the Business Combination as of October 24, 2022:

Name	Age	Position
Executive Officers
Stan Little	50	Chief Executive Officer and Director
Deanna White	57	Chief Financial Officer
Employee Directors
Sudhin Shahani	39	Co-Founder and Director
Non-Employee Directors
Carl Albert	80	Chairman
John D’Agostino	47	Director
Edward Mady	70	Director
Ann Nelson	62	Director

____________

(1)      Member of the SAM Audit Committee, effective upon the consummation of the Business Combination.

(2)      Member of the SAM Compensation Committee, effective upon the consummation of the Business Combination.

(3)      Member of the SAM Nominating and Corporate Governance Committee, effective upon the consummation of the Business Combination.

Executive Officers

Stan Little.    Upon consummation of the Business Combination, Mr. Little will serve as SAM’s Chief Executive Officer and a member of the SAM Board. Mr. Little has served as the founder, Chairman and CEO of Southern Airways Express and its sister company, Mokulele Airlines, since April 2013. Mr. Little has been a practicing attorney since 2002, and has served as Senior Partner Emeritus at Little & Barton, PLLC since September 2003. Mr. Little is admitted to both the Mississippi and Hawaii Bar Associations. Mr. Little received his J.D. from the University of Mississippi and B.A. from the University of Tennessee. Mr. Little is qualified to serve as SAM Chief Executive Officer and a member of the SAM Board based on his extensive business management and industry experience.

Deanna White.    Upon consummation of the Business Combination, Ms. White will serve as Chief Financial Officer of SAM. Ms. White has served as the Chief Financial Officer since May 2022, and prior to that she served as Chief Administrative Officer of Surf Air from January 2021 to May 2022. Prior to Ms. White’s position at Surf Air, she served as Chief Operating Officer of Kitty Hawk/Cora from December 2017 to October 2019. Ms. White served as an adjunct professor in the Master of Accounting and MBA programs at the University of Dallas from June 2015 to December 2017. Prior to her time at the University of Dallas, Ms. White served as the Chief Executive Officer and Chief Financial Officer of Bombardier Flexjet from October 2005 to March 2015. Ms. White received her MBA and M.A. in Cybersecurity from the University of Dallas, and a B.S. in accounting from the University of Tampa. Ms. White is qualified to serve as SAM Chief Financial Officer based on her extensive finance experience and industry experience.

Employee Director

Sudhin Shahani.    Upon consummation of the Business Combination, Mr. Shahani will serve as co-founder and a member of the board of SAM. Mr. Shahani has served as the co-founder and Chief Executive Officer of Surf Air since 2013. Prior to his role at Surf Air, Mr. Shahani was an Entrepreneur in Residence at Anthem Ventures, an early-stage venture capital firm, where he worked with a number of portfolio companies, led investments, served on the board of Madefire from July 2013 to December 2018, and Panna from March 2012 to April 2019 (until their sale to Discovery Networks). Prior to his role at Anthem Ventures, Mr. Shahani co-founded Musicane, a digital music and social shopping network from 2004 to 2009. Mr. Shahani holds a B.S. with honors in Business Administration & Entrepreneurship from Babson College. Mr. Shahani is qualified to serve as a member of the SAM Board based on his extensive business management experience.

Non-Employee Directors

Carl Albert.    Upon consummation of the Business Combination, Mr. Albert will serve as Chair of the SAM Board. Mr. Albert has served as Chairman and CEO of Fairchild Venture Capital Corporation from 2000 and as General Partner of Positano Premiere Properties from 2003. Mr. Albert was the Chairman and CEO of Fairchild Aircraft and Fairchild Aerospace, the parent company of Fairchild Aircraft and Dornier Luftfahrt, from 1990 to 2000. Mr. Albert served as principal investor, Chairman, CEO and President of Wings West Airlines, managing the growth of the airline and initial public offering from 1984 to the 1988 acquisition of the company by AMR, parent of American Airlines. Prior to his work in the airline and aircraft manufacturing industries, Mr. Albert was an attorney specializing in business matters. Mr. Albert received his LLB at the University of California, Los Angeles, School of Law and his B.A. at the University of California, Los Angeles. Mr. Albert is qualified to serve as Chair of the SAM Board based on his extensive business experience and industry knowledge.

John D’Agostino.    Upon consummation of the Business Combination, Mr. D’Agostino will serve as a director of SAM. Mr. D’Agostino has served as Senior Advisor at Coinbase Institutional since June 2021. Prior to his role at Coinbase Institutional, Mr. D’Agostino was the US Managing Director at Waystone Governance from May 2015 to September 2021. From May 2017 to December 2021, Mr. D’Agostino served as a director of Midpoint Holdings Ltd. In 2021, Mr. D’Agostino was named Fellow of the AIF Institute Financial Innovation Center of Excellence. Mr. D’Agostino received his MBA from Harvard Business School, and his B.A. from Williams College. Mr. D’Agostino is qualified to serve on the SAM Board based on his extensive corporate finance and operational leadership.

Edward Mady.    Upon consummation of the Business Combination, Mr. Mady will serve as a director of SAM. Mr. Mady has served as Senior Advisor and Advisory Board Member to Surf Air since January 2017. Prior to his role at Surf Air, Mr. Mady served as General Manager of The Beverly Hills Hotel and Regional Director for Dorchester Collection, also overseeing Hotel Bel-Air from July 2011 to February 2022. Prior to that role, Mr. Mady worked as the General Manager at the New York Palace from June 2009 to June 2011. Prior to that role, Mr. Mady worked at The Ritz-Carlton Hotel Company as a Vice President and Area General Manager, November 1988 to May 2009. Mr. Mady has also served as the Principal to Edward Mady LLC since December 2016. Mr. Mady studied Hotel Restaurant Management at St. Clair College. Mr. Mady is qualified to serve on the SAM Board based on his extensive management and client hospitality experience.

Ann Nelson.    Upon consummation of the Business Combination, Ms. Nelson will serve as a director of SAM. Ms. Nelson spent her 37 year career with KPMG from 1982 to her retirement in 2019. She was promoted to Partner in 1994 and served as the Lead Senior Audit Partner on a variety of public companies, including within the airline industry.

Ms. Nelson has served as a Board Member and Audit Committee Chair of Rayonier Timber since May 2020 to the present time. Ms. Nelson has also served as a Board Member and Audit Committee Member of Clearwater Paper since May 2020 to the present time. Ms. Nelson received a B.S. in Business and Accounting from the University of Idaho. Ms. Nelson is qualified to serve on the SAM Board based on her extensive corporate financial and previous board experience.

Board of Directors Leadership Structure

Board Composition

Upon the consummation of the Business Combination, the SAM Board will be comprised of seven directors, of which six directors will be nominated by Surf Air, including the chief executive officer of SAM and one director will be nominated by Tuscan, who shall be considered “independent” for Nasdaq listing purposes, to be approved by Surf Air.

Director Independence

Upon the consummation of the Business Combination, the SAM Board is expected to determine that [    ], [    ], [    ] and [    ] will qualify as independent directors, as defined under the listing rules of Nasdaq, and the SAM Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, SAM will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of the SAM Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the SAM Board will be informed oversight of SAM’s risk management process. The SAM Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the SAM Board as a whole, as well as through various standing committees of the SAM Board that address risks inherent in their respective areas of oversight. In particular, the SAM Board will be responsible for monitoring and assessing strategic risk exposure and SAM’s audit committee will have the responsibility of considering and discussing SAM’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

The audit committee will also monitor compliance with legal and regulatory requirements. SAM’s Compensation Committee will also assess and monitor whether SAM’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, the SAM Board will have three standing committees — an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The SAM Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. SAM intends to comply with future requirements to the extent they will be applicable to SAM. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of SAM’s website.

Audit Committee

SAM’s audit committee will consist of [    ], [    ] and [    ]. The SAM Board will determine that each of the members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the SAM Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

[    ] will serve as the chair of the audit committee. [    ] qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the SAM Board considered [    ]’s formal education and previous experience in financial roles. Both SAM’s independent registered public accounting firm and management periodically will meet privately with SAM’s audit committee.

The functions of the audit committee will include, among other things:

•        evaluating the performance, independence and qualifications of SAM’s independent auditors and determining whether to retain SAM’s existing independent auditors or engage new independent auditors;

•        monitoring the integrity of SAM’s financial statements and SAM’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•        reviewing the integrity, adequacy and effectiveness of SAM’s internal control policies and procedures;

•        preparing the audit committee report required by the SEC to be included in SAM’s annual proxy statement;

•        discussing the scope and results of the audit with SAM’s independent auditors, and reviewing, with management and SAM’s independent auditors SAM’s interim and year-end results of operations;

•        establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;

•        reviewing SAM’s guidelines and policies on risk assessment and risk management;

•        reviewing and approving related party transactions;

•        obtaining and reviewing a report by SAM’s independent auditors at least annually, that describes SAM’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by SAM’s independent auditors.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. SAM will comply with future requirements to the extent they become applicable to SAM.

Compensation Committee

SAM’s compensation committee (the “Compensation Committee”) will consist of [    ], [    ] and [    ]. [    ] will serve as the chair of the Compensation Committee. The SAM Board will determine that each of the members of the Compensation Committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq.

The functions of this committee will include, among other things:

•        approving the retention of compensation consultants and outside service providers and advisors;

•        reviewing and approving, or recommending that the SAM Board approve, the compensation of SAM’s executive officers, including annual base salary, annual incentive bonuses, specific performance goals relevant to their compensation, equity compensation and employment;

•        administering and determining any award grants under SAM’s equity and non-equity incentive plans;

•        reviewing and evaluating succession plans for the executive officers;

•        preparing the Compensation Committee report required by the SEC to be included in SAM’s annual proxy statement; and

•        periodically reviewing SAM’s practices and policies of employee compensation as they relate to risk management and risk-taking incentives.

The composition and function of its Compensation Committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. SAM will comply with future requirements to the extent they become applicable to SAM.

Nominating and Corporate Governance Committee

SAM’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) will consist of [    ], [    ] and [    ]. [    ] will serve as the chair of the Nominating and Corporate Governance Committee. The SAM Board will determine that each of the members of SAM’s Nominating and Corporate Governance Committee will satisfy the independence requirements of Nasdaq.

The functions of the Nominating and Corporate Governance Committee include, among other things:

•        identifying, evaluating and recommending individuals qualified to become members of the SAM Board and its committees;

•        evaluating the performance of the SAM Board and of individual directors;

•        reviewing and recommending to the SAM Board the compensation of SAM’s directors;

•        reviewing the Company’s environmental and social responsibility guidelines to the SAM Board;

•        developing and recommending corporate governance practices and reporting to the SAM Board; and

•        overseeing an annual evaluation of the SAM Board and management.

The composition and function of the Nominating and Corporate Governance Committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. SAM will comply with future requirements to the extent they become applicable to SAM.

Compensation Committee Interlocks and Insider Participation

None of the intended members of SAM’s Compensation Committee has ever been an executive officer or employee of SAM. None of SAM’s executive officers currently serve, or has served during the last completed fiscal year, on the Compensation Committee or SAM Board of any other entity that has one or more executive officers that will serve as a member of the SAM Board or Compensation Committee.

Limitation on Liability and Indemnification of Directors and Officers

The Amended and Restated Certificate of Incorporation, which will be effective upon consummation of the Business Combination, eliminates SAM’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of SAM’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the SAM Amended and Restated Bylaws provide that SAM will, in certain situations, indemnify SAM’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement or reimbursement of reasonable expenses (including attorneys’ fees) in advance of the final disposition of the proceeding.

In addition, SAM will enter into separate indemnification agreements with SAM’s directors and officers. These agreements, among other things, require SAM to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of SAM’s directors or officers or any other company or enterprise to which the person provides services at SAM’s request.

SAM plans to maintain a directors and officers insurance policy pursuant to which SAM’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. SAM believes these provisions in the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws and the separate indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Conduct and Ethics for Employees, Executive Officers and Directors

The SAM Board will adopt a Code of Conduct and Ethics, applicable to all of SAM’s employees, executive officers and directors. The Code of Conduct and Ethics will be available on SAM’s website at www.surfair.com. Information contained on or accessible through SAM’s website is not a part of this proxy statement/prospectus, and the inclusion of SAM’s website address in this proxy statement/ prospectus is an inactive textual reference only. The Nominating and Corporate Governance Committee will be responsible for overseeing the Code of Conduct and Ethics and must approve any waivers of the Code of Conduct and Ethics for employees, executive officers and directors. SAM expects that any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, will be disclosed on its website.

EXECUTIVE COMPENSATION FOLLOWING THE BUSINESS COMBINATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Surf Air and its subsidiaries prior to the consummation of the Business Combination, and to New Surf Air and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on New Surf Air’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

This section describes the material components of the executive compensation program for certain of Surf Air’s executive officers (the “Target NEOs”) and directors. This discussion may contain forward-looking statements that are based on Surf Air’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Surf Air adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Post-Combination Company Executive Compensation

In connection with the Business Combination, Surf Air intends to develop a compensation program that is designed to align executives’ compensation with Surf Air’s business objectives and the creation of stockholder value, while helping Surf Air to continue to attract, motivate and retain individuals who contribute to the long-term success of the company. Surf Air anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation. Surf Air expects to grant the long-term equity-based incentive compensation to its executive officers under the 2022 Plan if stockholders approve the plan as described in the section entitled, “Proposal No. 5: The Incentive Plan Proposal”.

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Surf Air has retained Compensia, an independent compensation consultant, to assist Surf Air in evaluating the compensation programs for the executive officers following the closing of the Business Combination. Compensia will also assist the board of directors in developing a compensation program for non-employee directors following the closing of the Business Combination.

Summary Compensation Table — Fiscal Year 2021

	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
R. Stanley Little	2021	251,000	10,000	—	494,632	—	—	42,000	(3)	797,632
Chief Executive Officer
Deanna White	2021	280,000	—	7,335	19,450	—	—	—		306,785
Chief Financial Officer

____________

(1)      The amounts reported in this column represent a discretionary bonus awarded to the executive for fiscal year 2021.

(2)      The amounts reported in these columns reflect the grant date fair value of stock awards and option awards granted to the Target NEOs during 2021 under the Surf Air Global Limited 2016 Equity Incentive Plan and are accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Note 12, Stock-Based Compensation” beginning on page F-148 of Surf Air’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating these amounts.

(3)      This amount represents a housing allowance for Mr. Little.

Outstanding Equity Awards as of December 31, 2021

The following table provides information regarding outstanding option awards with respect to Surf Air ordinary shares, and outstanding and unvested restricted stock and restricted stock unit awards with respect to Surf Air ordinary shares, held by each of the Target NEOs as of December 31, 2021, including the vesting dates for the portions of these awards that had not vested as of that date. The Target NEOs did not hold any other outstanding equity awards as of that date.

Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
R. Stanley Little	—	—		5,067,950	(2)	0.0012	3/31/2024
	—	—		—		—	—
	—	—		—		—	—
Deanna White	—	500,000	(3)	—		0.06	8/27/2026
	—	—		—		—	—
	—	—		—		—	—

____________

(1)      The awards shown in this table are purchases of restricted shares by the Target NEO, where the purchase price for the shares has been paid by a promissory note to the Company and the award has been treated as a stock option for purposes of the Company’s financial statements. The Option Expiration Date reflects the final payment date for the promissory note.

(2)      These shares will vest upon the closing of the Business Combination.

(3)      These shares vested as to one-third of the shares on January 4, 2022 and as to the remaining two-thirds of the shares, in 24 monthly installments commencing on February 4, 2022 and ending on January 4, 2024.

Description of 2016 Equity Incentive Plan

We maintain the Surf Air Global Limited 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan provides that if a change in control of Surf Air occurs and the plan administrator does not provide for the assumption or substitution of outstanding equity awards, all then-outstanding equity awards under the plan will fully vest and become exercisable prior to the closing of the transaction and will terminate upon the closing. In connection with the Business Combination, all outstanding options under the Stock Incentive Plan will be converted into options to purchase common stock of New Surf Air as described in the “The Merger Agreement” section above.

In connection with the Business Combination, stockholders will be asked to approve a new equity incentive plan, the 2022 Equity Incentive Plan, which will replace the 2016 Plan with respect to future equity awards. For more information on the new plan, see section entitled “Proposal No. 5: The Incentive Plan Proposal”.

Equity Award Grants in 2022

In March 2022, we granted Ms. White a stock option to purchase 6,573,909 of our ordinary shares at an exercise price of $0.0235 per share, with the option vesting in monthly installments over the three-year period commencing January 4, 2021. In May 2022, we granted Mr. Little a right to purchase 14,500,000 of our ordinary shares at a price of $0.0235 per share, with one-fourth of the shares vesting on the closing of the Business Combination and the remaining shares vesting in 36 monthly installments thereafter, and Mr. Little purchased these shares by a promissory note to the Company.

Executive Employment Agreements

In May 2022, we entered into an employment agreement with Mr. Little, which was amended in October 2022 to provide that Mr. Little will serve as our Chief Executive Officer. The agreement will become effective on the closing date of the Business Combination (the “Effective Date”) and has an initial five-year term. The term will automatically be extended by one additional year starting on the fifth anniversary of the Effective Date unless either party provides at least 60 days written notice that the term will not be extended. The agreement provides that Mr. Little will receive an initial annual base salary of $975,000 and is eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary). He is also eligible to participate in the Company’s benefit plans made available to employees generally and is provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Pursuant to the agreement, Mr. Little was granted the right to purchase 14,500,000 restricted ordinary shares of the Company in May 2022 that vest over a three-year period. If Mr. Little’s employment with the Company is terminated by the Company without “cause” or by him for “good reason” (as defined in the agreement), he will receive severance of nine months of his base salary, plus one additional month for each year of his service with the Company up to a maximum of 12 months (payable in installments over such period), payment of his COBRA premiums for 18 months, and 36 months’ accelerated vesting of any time-based vesting component of his then-outstanding and unvested equity awards granted by the Company (or 18 months of such accelerated vesting in the case of performance-based awards). In addition, he will receive a lump sum payment of a pro-rated amount of his target bonus for the fiscal year in which his termination occurs and an additional amount equal to 1.5 times his target bonus. However, if such a termination of his employment occurs on or within two years following a change in control of the Company, the salary component of his severance will be paid in a lump sum, the bonus component of his severance (in addition to the pro-rated target bonus for the year of termination) will equal two times his target bonus, and, and his then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Mr. Little’s right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with his confidentiality, non-solicitation and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay him (or his estate) a pro-rated target bonus for the year in which such termination occurs [plus an additional amount equal to 1.5 times his target bonus (or two times his target bonus if such termination occurs on or within two years after a change in control)]. If any payments under Mr. Little’s employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in his retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

In October 2022, we entered into an employment agreement with Ms. White to serve as our Chief Financial Officer. The agreement will become effective on the Effective Date and has an initial three-year term. The term will automatically be extended by one additional year starting on the third anniversary of the Effective Date unless either party provides at least 60 days written notice that the term will not be extended. The agreement provides that Ms. White will receive an initial annual base salary of $650,000 and is eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of her base salary). The agreement also provides for her to receive an additional bonus equal to the sum of $179,167 plus the amount by which the base salary she would have received for the period from October 1, 2022 through the Effective Date at an annual rate of $650,000 exceeds the amount of base salary she received for her services during that period. She is also eligible to participate in the Company’s benefit plans made available to employees generally. Ms. White is also provided use of Company aircraft in accordance with Company policies applicable to senior executives. The agreement also confirms the equity grants to Ms. White in 2021 and 2022 referred to above in this section. If Ms. White’s employment with the Company is terminated by the Company without “cause” or by her for “good reason” (as defined in the agreement), she will receive severance of 12 months of her base salary (payable in installments over such period), payment of her COBRA premiums for 18 months, and vesting in full of any of her then-outstanding and unvested equity awards granted by the Company that vest based solely on continued employment (or six months’ accelerated vesting of any time-based vesting component under a performance-based equity award). In addition, she will receive a lump sum payment of a pro-rated amount of her target bonus for the fiscal year in which her termination occurs. However, if such a termination of her employment occurs on or within two years following a change in control of the Company, the salary component of her severance will be paid in a lump sum, and her then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Ms. White’s right to receive these severance benefits is subject to her providing a release of claims to the Company and her continued compliance with her confidentiality, non-solicitation and other covenants in favor of the Company. If her employment with the Company terminates due to her death or disability, the Company will pay her (or her estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Ms. White’s employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in her retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

Defined Contribution Plans

As part of its overall compensation program, Surf Air provides all full-time employees, including each of the Target NEOs, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. The Company does not currently make any matching or other contributions to participants’ accounts under the 401(k) plan. Prior to the Company’s acquisition of Southern Air, Mr. Little participated in Southern Air’s 401(k) plan, which had provisions similar to those described above.

DIRECTOR COMPENSATION

Four of the current non-employee directors of Surf Air (Mr. Albert, Mr. D’Agostino, Mr. Mady and Ms. Nelson) will continue to serve on the Board following the closing of the Business Combination. Surf Air is currently evaluating the compensation to be provided to its non-employee directors following the closing with Compensia’s assistance and has not yet determined the terms of its director compensation policy. Mr. Little and Mr. Shahani, who are employed by us, will also serve on the Board following the closing.

Director Compensation Table — Fiscal Year 2021

The following table sets forth certain information concerning compensation paid to the directors listed above (other than Mr. Little) for their services during fiscal 2021. Mr. Little’s compensation for fiscal 2021 is reported in the Summary Compensation Table — Fiscal Year 2021 above. He did not serve on the board of directors during 2021. Mr. Shahani previously served as our Chief Executive Officer and will continue to be employed by us after the Business Combination in the position of Co-Founder. The table below reflects his salary and annual bonus for 2021 as our Chief Executive Officer.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Option Awards ($)(1)(2)(3)	All Other Compensation ($)	Total ($)
Carl Albert	—	—	—	—	—
John D’Agostino	60,000	—	92,162	—	152,162
Edward Mady	260,772	—	276,487	—	537,259
Ann Nelson	—	—	—	—	—
Sudhin Shahani	500,000	—	—	—	500,000

____________

(1)      During 2021, Mr. D’Agostino was granted a right to purchase 944,287 of the Company’s ordinary shares at a price of $0.0012 per share that vested in 12 monthly installments commencing in October 2020, and Mr. Mady was granted (1) a right to purchase 1,888,574 of the Company’s ordinary shares at a price of $0.0012 per share and (2) a right to purchase 944,287 of the Company’s ordinary shares at a price of $0.0012 per share, each of which was fully vested upon purchase. Mr. D’Agostino and Mr. Mady each purchased the shares subject to these grants during 2021 by a promissory note to the Company. During 2021, Ms. Nelson was granted a right to purchase 150,000 of the Company’s ordinary shares at a price of $0.06 per share that vest in 24 monthly installments after the grant date, and she purchased these shares during 2021 by a cash payment.

(2)      The amounts reported in these column reflect the grant date fair value of the stock and option awards granted to the directors during 2021 under the 2016 Plan described in note (1) above and are accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Note 12, Stock-Based Compensation” beginning on page F-148 of Surf Air’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating this amount.

(3)      As of December 31, 2021, the directors listed in the table above held Stock Awards and Option Awards (as determined under applicable accounting rules) with respect to the number of the Company’s ordinary shares set forth below:

Name	Stock Awards (#)	Option Awards (#)
Carl Albert	—	—
John D’Agostino	—	944,287
Edward Mady	242,424	2,832,861
Ann Nelson	128,014	—
Sudhin Shahani	—	63,745,961

Director Equity Award Grants in 2022

In May 2022, we granted 14,000,000 of our ordinary shares to Mr. Albert under the 2016 Plan that were fully vested upon grant.

Shahani Employment Agreement

In August 2021, we entered into an employment agreement with Mr. Shahani, who was then serving as our Chief Executive Officer and will serve in the position of Co-Founder and a member of the Board after the Business Combination. The agreement will become effective on the Effective Date and has an initial five-year term. The term will automatically be extended by one additional year on each anniversary of the Effective Date (so that the term will again be five years on that anniversary date) unless either party provides at least 60 days written notice that the term will not be extended. The agreement provides that Mr. Shahani will receive an initial annual base salary of $975,000 (plus an additional bonus equal to the amount by which the base salary he would have received for the period from June 1, 2021 through the day before the Effective Date at an annual rate of $975,000 exceeds the amount of base salary and consulting fees (as applicable) he received for his services during that period). Mr. Shahani is also eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary) and to participate in the Company’s benefit plans made available to employees generally. Mr. Shahani is also provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Pursuant to the agreement, Mr. Shahani was granted an award of 25,218,473 vested ordinary shares of the Company in January 2022. If Mr. Shahani’s employment with the Company is terminated by the Company without “cause” or by him for “good reason” (as defined in the agreement), he will receive severance of his salary for the remainder of the term of the agreement then in effect (payable in installments over such period), payment of his COBRA premiums for 18 months, and 18 months’ accelerated vesting of any time-based vesting component of his then-outstanding and unvested equity awards granted by the Company. In addition, he will receive a lump sum payment of a pro-rated amount of his target bonus for the fiscal year in which his termination occurs and an additional amount equal to 1.5 times his target bonus. However, if such a termination of his employment occurs on or within two years following a change in control of the Company, the salary component of his severance will be paid in a lump sum, the bonus component of his severance (in addition to the pro-rated target bonus for the year of termination) will equal two times his target bonus, and his then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Mr. Shahani’s right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with his confidentiality, non-solicitation and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay him (or his estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Mr. Shahani’s employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in his retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Tuscan Common Stock as of June 30, 2022 (prior to consummation of the Business Combination) and (ii) the estimated beneficial ownership of SAM Common Stock immediately following the consummation of the Business Combination, assuming no redemptions by Tuscan Stockholders and, alternatively, an interim level of 50% redemptions and maximum redemptions by Tuscan Stockholders, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of Tuscan Common Stock or SAM Common Stock;

•        each of Tuscan’s current executive officers and directors;

•        all of Tuscan’s current executive officers and directors as a group;

•        each person who will become an executive officer or a director of SAM upon the consummation of the Business Combination; and

•        all of SAM’s executive officers and directors as a group immediately following the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

At any time during a period when they are not in possession of any material nonpublic information regarding Tuscan, the Company, Southern or their respective securities, the sponsor, Tuscan’s directors and officers, the Company or the Company’s shareholders and/or their respective affiliates may purchase shares from investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to redeem, or indicate an intention to redeem, their public shares for a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Tuscan Common Stock or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to reduce the number of public shares being redeemed. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or Tuscan Warrants owned by the sponsor for nominal value. For example, the Merger Agreement contemplates that the At-Risk Sponsor Shares may be transferred or distributed to holders of public shares in connection with the entry into non-redemption arrangements with such holders. See section entitled “Proposal No. 1: The Business Combination Proposal”.

Entering into any such arrangements may have a depressive effect on Tuscan Common Stock and SAM Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. Tuscan will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Concurrently with the execution of the Merger Agreement, the sponsor entered into the Sponsor Letter Agreement with Tuscan and the Surf Entities. Under the Sponsor Letter Agreement, the sponsor has agreed to vote its shares in favor of the Business Combination Proposal and indicated its intention to vote its shares in favor of the other proposals being presented at the meeting and in favor of the election of the director nominees identified in this proxy statement/prospectus. The Sponsor Letter Agreement further provides for certain forfeiture and vesting conditions to be applicable to the 4,312,500 shares of SAM Common Stock issuable in the First Merger in respect of the Tuscan founder shares, as follows: (i) the Immediately Vested Founder Shares (or 2,156,250 shares) shall be immediately vested from and after the First Effective Time, (ii) up to 862,500 shares shall become vested and no longer subject to forfeiture (for an aggregate of 862,500 shares), upon the satisfaction of the earnout conditions described elsewhere in this proxy statement/prospectus, and (iii) the At-Risk Sponsor Shares (or 1,293,750 shares) will be transferred or distributed in connection with any non-redemption or financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM.

Concurrently with the execution of the Merger Agreement, the sponsor also entered into the Lock-Up Agreement with SAM, pursuant to which (i) 95% of the Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder shares will not be transferable until the date that is the one-year anniversary of the Closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

At the Closing, SAM will enter into the Registration Rights Agreement with the sponsor, EarlyBirdCapital, Inc. and certain members of the Company, which requires SAM to file a shelf registration statement covering the resale by such stockholders of certain shares of SAM Common Stock and SAM Warrants issued under the Merger Agreement and grants such stockholders certain customary demand and piggyback registration rights. Furthermore, under the iHeartMedia SAFE, Broader Media Holdings, LLC, an affiliate of iHeartMedia, Inc., and, under the Share Subscription Facility, GEM, have certain customary registration rights.

The expected beneficial ownership percentages set forth in the table below post-Business Combination do not give effect to any performance vesting provisions applicable to any shares of Tuscan Common Stock or Company Ordinary Shares and assumes:

(i)     the Company Options are not exercised and the Company Warrants are exercised prior to Closing;

(ii)    no issuance of any Earnout Shares;

(iii)   that each share of Tuscan Common Stock will be exchanged for approximately one share of SAM Common Stock;

(iv)   that each share of Company Ordinary Shares will be cancelled and converted into the right to receive the Company Closing Per Share Consideration;

(v)    that 1,293,750 shares of Tuscan Common Stock (representing 30% of At-Risk Sponsor shares) are forfeited pursuant to the terms of the Merger Agreement; and

(vi)   the issuance of all shares reserved for issuance under the Company Options.

The expected beneficial ownership of shares of SAM Common Stock post-Business Combination is based on 97,755,965 shares of SAM Common Stock outstanding assuming no redemption, 96,446,915 shares of SAM Common Stock outstanding assuming an interim level of redemption of 50% and 95,137,864 shares of SAM Common Stock outstanding assuming maximum redemption.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Tuscan Common Stock beneficially owned by them.

Name and Address of Beneficial Owner	Before the Business Combination		After the Business Combination
	Number of Shares of Tuscan Common Stock	%	Assuming No Redemption		Assuming Interim (50%) Redemption		Assuming Maximum Redemption
			Number of Shares	%	Number of Shares	%	Number of Shares	%
Tuscan 5% Beneficial Holder:
Tuscan Holdings Acquisition II LLC(1)	4,510,938	61.3%	5,300,779	5.3%	5,300,779	5.4%	5,300,779	5.4%
Harraden Circle Investors, LP(2)	499,136	6.8%	499,136	*	499,136	*	499,136	*
Glazer Capital, LLC(3)	647,297	8.8%	647,297	*	647,297	*	647,297	*
Castle Creek Arbitrage, LLC(4)	1,087,963	14.8%	1,087,963	1.1%	1,087,963	1.1%	1,087,963	1.1%
Magnetar Financial LLC(5)	978,851	13.3%	978,851	1.0%	978,851	1.0%	978,851	1.0%
Directors and Executive officers of Tuscan Pre-Business Combination(6)
Stephen A. Vogel(1)	4,510,938	61.3%	5,300,779	5.3%	5,300,779	5.4%	5,300,779	5.4%
Richard O’Reiger(7)	—	—	—	—	—	—	—	—
Sila Calderón(7)	—	—	—	—	—	—	—	—
Michael Auerbach(7)	—	—	—	—	—	—	—	—
All Tuscan officers and directors as a group (four individuals)(1)	4,510,938	61.3%	5,300,779	5.3%	5,300,779	5.4%	5,300,779	5.4%

SAM 5% Beneficial Holder:
Liam Fayed(8)	—	—	8,880,530	8.8%	8,800,530	8.9%	8,800,530	9.0%
Sudhin Shahani	—	—	7,713,346	7.7%	7,713,346	7.8%	7,713,346	7.9%

Directors and Executive Officers Post-Business Combination
Sudhin Shahani	—	—	7,713,346	7.7%	7,713,346	7.8%	7,713,346	7.9%
Stan Little	—	—	2,751,952	2.7%	2,751,952	2.8%	2,751,952	2.8%
Deanna White	—	—	708,716	*	708,716	*	708,716	*
Carl Albert(9)	—	—	1,498,795	1.5%	1,498,795	1.5%	1,498,795	1.5%
John D’Agostino	—	—	92,641	*	92,641	*	92,641	*
Edward Mady	—	—	301,707	*	301,707	*	301,707	*
Ann Nelson	—	—	14,716	*	14,716	*	14,716	*
All executive officers and directors as a group (7 individuals)	—	—	13,081,873	13.1%	13,081,873	13.2%	13,081,873	13.4%

____________

*        Less than 1%.

(1)      Represents securities held by the sponsor, Tuscan Holdings Acquisition II LLC, of which Mr. Vogel is sole managing member. Pre-Business Combination, this amount includes 4,510,938 shares of Tuscan Common Stock held by the sponsor (comprised of 4,312,500 founder shares and 198,438 shares included in the private units) and excludes 2,083,591 shares of Tuscan Common Stock issuable upon exercise of Tuscan Warrants (comprised of 1,984,372 private warrants and 99,219 warrants included in the private units), as such warrants are exercisable only upon consummation of an initial business combination. Post-Business Combination, this amount includes (i) 3,217,188 shares of SAM Common Stock to be held by the sponsor (after forfeiture of the At-Risk Sponsor Shares as described elsewhere in this prospectus, but including 862,500 shares subject to vesting under the Sponsor Letter Agreement) and (ii) 2,083,591 shares of SAM Common Stock issuable upon the exercise of the SAM Warrants to be held by the sponsor. Mr. Vogel disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(2)      Harraden Circle Investors GP, LP is the general partner to Harraden Circle Investors, LP, and Harraden Circle Investors GP, LLC is the general partner of Harraden Circle Investors GP, LP. Harraden Circle Investments, LLC serves as investment manager to Harraden Circle Investors, LP. Frederick V. Fortmiller, Jr. is the managing member of each of Harraden Circle Investors GP, LLC and Harraden Circle Investments, LLC. In such capacities, each of Harraden Circle Investors GP, LP, Harraden Circle Investors GP, LLC, Harraden Circle Investments, LLC and Mr. Fortmiller may be deemed to indirectly beneficially own the shares reported herein directly beneficially owned by Harraden Circle Investors, LP. The address of the principal business office of each of the foregoing is 299 Park Avenue, 21st Floor, New York, NY 10171. The information in this footnote is derived from a Schedule 13G filed by the foregoing persons with the SEC.

(3)      Paul J. Glazer serves as the Managing Member of Glazer Capital, LLC. The address of the principal business office of each of the foregoing is 250 West 55th Street, Suite 30A, New York, New York 10019. The information in this footnote is derived from a Schedule 13G filed by the foregoing persons with the SEC.

(4)      Castle Creek Arbitrage, LLC serves as a registered investment adviser whose clients are CC Arb West, LLC and CC Arbitrage, Ltd. Mr. Weine is the managing member of Castle Creek. By virtue of these relationships, each of Castle Creek and Mr. Weine may be deemed to beneficially own the Issuer’s Common Shares directly owned by CC ARB West, LLC and CC Arbitrage, Ltd. The address of the principal business office of each of the foregoing is 190 South LaSalle Street, Suite 3050, Chicago, Illinois 60603. The information in this footnote is derived from a Schedule 13G filed by the foregoing persons with the SEC.

(5)      Includes shares of Tuscan Common Stock held for Magnetar Constellation Fund II, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Purpose Alternative Credit Fund Ltd, Magnetar SC Fund Ltd, all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), a Delaware limited partnership; Magnetar Lake Credit Fund LLC, Purpose Alternative Credit Fund — T LLC, Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial LLC (“Magnetar Financial”) serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners LP (“Magnetar Capital Partners”) serves as the sole member and parent holding company of Magnetar Financial. Supernova Management LLC (“Supernova Management”) is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Alec N. Litowitz. The address of the principal business office of each of the foregoing is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. The information in this footnote is derived from a Schedule 13G filed by the foregoing persons with the SEC.

(6)      Unless otherwise indicated, the business address of each of the individuals in the table above pre Business Combination is c/o Tuscan Holding Corp. II, 135 E. 57th St., 17th Floor, New York, NY 10022.

(7)      Does not include any securities held by Tuscan Holdings Acquisition II LLC, of which each person is a member. Each such person disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(8)      Includes 1,714,503 shares held on behalf of LamJam II LLC, which is an entity affiliated with Liam Fayed, and 4,451,331 shares held on behalf of LamVen LLC, which is an entity affiliated with Liam Fayed.

(9)      Includes 124,709 shares held on behalf of The Carl Albert Trust dated June 7, 1991, of which Carl Albert is Trustee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Tuscan Related Person Transactions

Founder Shares

In March 2019, the sponsor purchased 3,593,750 founder shares for an aggregate price of $25,000. On July 11, 2019, Tuscan effected a stock dividend of 0.2 share for each share outstanding (the “stock dividend”), resulting in an aggregate of 4,312,500 founder shares outstanding.

The founder shares are held in escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares may not be transferred, assigned, sold or released from escrow (subject to certain limited exceptions) (i) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the date of the consummation of our initial business combination and the date on which the closing price of Tuscan Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (ii) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the date of the consummation of our initial business combination, or earlier if, subsequent to our initial business combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of Tuscan Common Stock for cash, securities or other property. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

Promissory Note

In March 2019, Tuscan issued an unsecured promissory note to the Company’s Chief Executive Officer, pursuant to which Tuscan could borrow up to an aggregate principal amount of $150,000. The promissory note was non-interest bearing and payable on the earlier of (i) December 31, 2020, (ii) the consummation of an initial public offering or (iii) the date on which Tuscan determines not to proceed with an initial public offering. Borrowings amounting to $149,000 were repaid as of December 31, 2020. Borrowings under the promissory note are no longer available.

Advance from Related Party

In July 2019, Tuscan’s Chief Executive Officer advanced Tuscan an aggregate of $45,897 to be used for the payment of costs related to the initial public offering. The advances were non-interest bearing, unsecured and due on-demand. Advances amounting to $45,897 were repaid upon consummation of the initial public offering.

Private Units and Privates Warrants

Simultaneously with closing of the initial public offering, Tuscan consummated the sale of 215,000 units and 2,150,000 Tuscan Warrants in a private placement at a price of $10.00 per unit and $1.00 per warrant, respectively, generating gross proceeds of $4,300,000, including the sale of 179,638 units and 1,796,380 Tuscan Warrants to the sponsor. On July 19, 2019, simultaneously with the closing of the sale of additional units that were subject to the underwriters’ over-allotment option, Tuscan consummated the sale of an additional 22,500 units and 225,000 Tuscan Warrants in a private placement at a price of $10.00 per unit and $1.00 per warrant, respectively, generating total additional proceeds of $450,000, including the sale of 18,800 units and 187,992 Tuscan Warrants to the sponsor.

Administrative Support Agreement

In connection with its initial public offering, Tuscan entered into an agreement whereby, commencing on July 11, 2019, through the earlier of Tuscan’s consummation of a business combination and its liquidation, Tuscan will pay an affiliate of Mr. Vogel a total of $10,000 per month for office space, utilities and secretarial and administrative support. Tuscan began incurring these fees on July 11, 2019 and will continue to incur these fees monthly until the earlier of the completion of the initial business combination and Tuscan’s liquidation.

Other Receivable

During the year ended December 31, 2021, Tuscan paid expenses on behalf of an affiliate that were mainly settled during the year ended December 31, 2021. An aggregate amount of $0 and $22,195 was due from this affiliate as of December 31, 2021 and 2020, respectively.

Extension Amendment Loans

In connection with the amendments to Tuscan’s amended and restated certificate of incorporation to extend the period of time that Tuscan has to complete an initial business combination approved by Tuscan’s stockholders at stockholder meetings held on September 28, 2021, December 27, 2021, March 29, 2022 and June 21, 2022, the sponsor agreed that it or its affiliates would lend Tuscan $0.10 for each public share that was not converted in connection with the stockholder vote to approve such extension. Accordingly, the sponsor lent to Tuscan an aggregate of $930,765 in connection with the September stockholder meeting, $1,240,695 in connection with the December stockholder meeting, $265,750 in connection with the March stockholder meeting and $261,810 in connection with the June stockholder meeting. Such funds were contributed to and deposited in Tuscan’s trust account. In addition, in connection with the June stockholder meeting, the sponsor agreed that, for each month needed to consummate an initial business combination after September 30, 2022 and through December 31, 2022, the sponsor or its affiliates would lend Tuscan an additional $0.033 for each public share that was not converted in connection with the June stockholder meeting. The contribution loans will not bear any interest and will be repayable by to the sponsor or its affiliates upon consummation of an initial business combination. The contribution loans will be forgiven if Tuscan is unable to consummate an initial business combination, except to the extent of any funds held outside of Tuscan’s trust account.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a business combination, the sponsor, or certain of Tuscan’s directors and officers or their affiliates may, but are not obligated to, loan Tuscan funds as may be required. If Tuscan completes a business combination, Tuscan will repay the working capital loans out of the proceeds of the trust account released to Tuscan. Otherwise, the working capital loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, Tuscan may use a portion of proceeds held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans. Except for the foregoing, the terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to such loans. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $750,000 of such working capital loans may be converted into units of the post business combination entity identical to the private units (in the case of the Business Combination, SAM units, each consisting of one share of SAM Common Stock and one-half of a SAM Warrant with substantially the same terms as the warrants included in the private units) at a price of $10.00 per unit and up to $750,000 of such working capital loans may be converted into warrants of the post-business combination entity identical to the private warrants (in the case of the Business Combination, SAM Warrants with substantially the same terms as the private warrants) at a price of $1.00 per warrant. The shares and warrants comprising any SAM units would be issued separately.

Surf Air Related Person Transactions

Park Lane Investments, LLC (“Park Lane”) is an entity owned by a family member of Liam Fayed, an officer of Surf Air. Park Lane owns four aircraft which it leases, via TVPX ARS (“TVPX”), as trustee for the aircraft, to Surf Air. Pursuant to leases entered into with TVPX on July 11, 2019 and August 1, 2020 (each as amended on August 1, 2022), Surf Air pays monthly lease payments of $25,000 for each aircraft. Under the terms of these agreements, Surf Air also owes to TVPX, as supplemental rent, (i) as and when due, any other amount that it is obligated to pay to TVPX or others under the lease and (ii) interest accruing on rent not paid when due, until paid. Each lease is scheduled to expire on the later of January 31, 2023 and, at Surf Air’s option (to be exercised in its sole discretion by delivery of written notice to TVPX on or prior to January 31, 2023), July 31, 2023.

Related Person Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, the SAM Board will adopt a written Related Person Transactions Policy that sets forth SAM’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of SAM’s policy only, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which SAM or any of its subsidiaries are participants involving an amount that exceeds $120,000 and in which any “related person” has a material interest.

Transactions involving compensation for services provided to SAM as an employee, consultant, or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director, or a holder of more than 5% of any class of SAM’s voting securities (including SAM Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons. A related person is also someone who has a position or relationship with any firm, corporation, or other entity that engages in the transaction if (i) such person is employed or is a general partner or principal or in a similar position with significant decision making influence, or (ii) the direct or indirect ownership by such person and all other foregoing persons, in the aggregate, is 10% or greater in another person which is party to the transaction.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of SAM’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to SAM’s audit committee (or, where review by SAM’s audit committee would be inappropriate, to another independent body of the SAM Board) for review. To identify related person transactions in advance, SAM will rely on information supplied by SAM’s executive officers, directors, and certain significant stockholders. In considering related person transactions, SAM’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the risks, costs and benefits to SAM;

•        the nature of the related person’s interest in the transaction;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties.

All related party transactions may be consummated or continued only if approved or ratified by SAM’s audit committee. No member of SAM’s audit committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member may be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of SAM’s audit committee.

All of the transactions described above were entered into prior to the adoption of such policy.

DESCRIPTION OF SECURITIES OF SAM

The following summary of the material terms of the SAM’s securities following the Closing is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the SAM amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) in its entirety for a complete description of the rights and preferences of SAM’s securities following the Closing. The Amended and Restated Certificate of Incorporation is described in “Proposal 2: The Charter Amendments Proposal,” and the full text of the Amended and Restated Certificate of Incorporation is attached as Annex B to this proxy statement/prospectus.

Pursuant to the Amended and Restated Certificate of Incorporation, SAM’s authorized capital stock consists of 100 shares of SAM Common Stock, $0.0001 par value. Following the Business Combination, pursuant to the Amended and Restated Certificate of Incorporation, the authorized capital stock of SAM will consist of 495,000,000 shares of SAM Common Stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of SAM after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

It is anticipated that, immediately after the Closing of the Business Combination, SAM will have a total of 97,755,965 shares of SAM Common Stock issued and outstanding. The foregoing excludes any outstanding warrants, does not take into account the Company RSUs and assumes that (i) there are no redemptions of any shares by Tuscan’s public stockholders in connection with the Business Combination; (ii) no awards are issued under the 2022 Plan; (iii) no shares are issued under the ESPP; and (iv) Tuscan does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Tuscan’s existing stockholders and the other parties described above in SAM will be different.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of SAM Common Stock that are voted is required to approve any such matter voted on by our stockholders.

The SAM Board will consist of seven members upon the Closing of the Business Combination. In accordance with the SAM Amended and Restated Certificate of Incorporation to be filed immediately prior to the Closing of the Business Combination, the SAM Board will be divided into three classes of directors, with (a) one class of directors, the Class A directors, initially serving a one-year term, such term effective from the Closing (but any subsequent Class A directors serving a three-year term), (b) a second class of directors, the Class B directors, initially serving a two-year term, such term effective from the Closing (but any subsequent Class B directors serving a three-year term), and (c) a third class of directors, the Class C directors, serving a three-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the SAM Board out of funds legally available therefor.

All of the outstanding shares of Tuscan Common Stock will convert into shares of SAM Common Stock at the Closing of the Business Combination including the founder shares held by the sponsor, except that the At-Risk Sponsor Shares (or 1,293,750 shares issued in respect of the founder shares) will be transferred or distributed in connection with any non-redemption or financing arrangements as described elsewhere in this proxy statement/prospectus or shall be forfeited to SAM. With certain limited exceptions, under the Lock-Up Agreement with SAM, (i) 95% of the Covered Shares that are Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the Closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder shares will not be transferable until the date that is the one-year anniversary of the Closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

Preferred Stock

The Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The SAM Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The SAM Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the SAM Common Stock and could have anti-takeover effects. The ability of the SAM Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a Change of Control of SAM or the removal of existing management. Although SAM will not have any preferred stock outstanding at or prior to the date of the Closing and does not currently intend to issue any shares of preferred stock in connection with the Business Combination, SAM cannot assure you that it will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Warrants

Each SAM Warrant entitles the registered holder to purchase one share of SAM Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing of the Business Combination. However, no SAM Warrants will be exercisable for cash unless SAM has an effective and current registration statement covering the shares of SAM Common Stock issuable upon exercise of the SAM Warrants and a current prospectus relating to such shares of SAM Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of SAM Common Stock issuable upon exercise of the SAM Warrants is not effective within a specified period following the consummation of our initial Business Combination, SAM Warrant holders may, until such time as there is an effective registration statement and during any period when SAM shall have failed to maintain an effective registration statement, exercise the SAM Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their SAM Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the SAM Warrants for that number of shares of SAM Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of SAM Common Stock underlying the SAM Warrants, multiplied by the difference between the exercise price of the SAM Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of SAM Common Stock for the five trading days ending on the trading day prior to the date of exercise. The SAM Warrants will expire on the fifth anniversary of the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

SAM may call the SAM Warrants for redemption, in whole and not in part, at a price of $0.01 per SAM Warrant,

•        at any time after the SAM Warrants become exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each SAM Warrant holder,

•        if, and only if, the reported last sale price of the shares of SAM Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading-day period commencing after the SAM Warrants become exercisable and ending on the third business day prior to the notice of redemption to SAM Warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of SAM Common Stock underlying such SAM Warrants.

The right to exercise will be forfeited unless the SAM Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a SAM Warrant will have no further rights except to receive the redemption price for such holder’s SAM Warrant upon surrender of such SAM Warrant.

The redemption criteria for the SAM Warrants have been established at a price which is intended to provide SAM Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the SAM Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the SAM Warrants.

If we call the SAM Warrants for redemption as described above, SAM management will have the option to require all holders that wish to exercise SAM Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the SAM Warrants for that number of shares of SAM Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of SAM Common Stock underlying the SAM Warrants, multiplied by the difference between the exercise price of the SAM Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of SAM Common Stock for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of SAM Warrants.

The SAM Warrants will be issued in registered form under a Warrant Agreement between [    ], as warrant agent, and SAM. The Warrant Agreement provides that the terms of the SAM Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval, by written consent or vote, of the holders of at least 50% of the then-outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of SAM Common Stock issuable on exercise of the SAM Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the SAM Warrants will not be adjusted for issuances of shares of SAM Common Stock at a price below their respective exercise prices.

The SAM Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of SAM Warrants being exercised. The SAM Warrant holders do not have the rights or privileges of holders of shares of SAM Common Stock and any voting rights until they exercise their SAM Warrants and receive shares of SAM Common Stock. After the issuance of shares of SAM Common Stock upon exercise of the SAM Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

SAM Warrant holders may elect to be subject to a restriction on the exercise of their SAM Warrants such that an electing SAM Warrant holder would not be able to exercise their SAM Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of SAM Common Stock outstanding.

No fractional shares will be issued upon exercise of the SAM Warrants. If, upon exercise of the SAM Warrants, a holder would be entitled to receive a fractional interest in a share, SAM will, upon exercise, round up to the nearest whole number the number of shares of SAM Common Stock to be issued to the SAM Warrant holder.

The Warrant Agreement relating to the SAM Warrants provides that SAM agrees that any action, proceeding or claim against it arising out of or relating in any way to such agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that SAM irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive and waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. This exclusive forum provision could limit warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the SAM Warrant Agreement. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Dividends

The payment of cash dividends in the future will be dependent upon SAM’s revenue and earnings, if any, capital requirements and general financial condition subsequent to Closing of the Business Combination. The SAM Board currently intends to retain any future earnings to support operations and to finance the growth and development of SAM’s business and does not intend to pay cash dividends on its common stock for the foreseeable future. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the SAM Board.

Our Transfer Agent and Warrant Agent

The transfer agent for SAM Common Stock and warrant agent for Warrants will be Continental Stock Transfer & Trust Company. SAM has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws

SAM will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of SAM’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of SAM’s assets with a market value of 10% or more of its aggregate market value of all of its assets or of all of its outstanding stock. However, the above provisions of Section 203 do not apply if:

•        the SAM Board approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of SAM’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of SAM Common Stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the SAM Board and authorized at a meeting of SAM’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with SAM for a three-year period. This provision may encourage companies interested in acquiring SAM to negotiate in advance with the SAM Board because the stockholder approval requirement would be avoided if the SAM Board approves either the Business Combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the SAM Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Amended and Restated Certificate of Incorporation provides that the SAM Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the SAM Board only by successfully engaging in a proxy contest at two or more annual meetings.

Authorized But Unissued Shares

SAM’s authorized but unissued SAM Common Stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved SAM Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of SAM by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum for Certain Lawsuits

The Amended and Restated Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in SAM’s name, actions against any current or former directors, officers, employees, or stockholders of SAM for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The Amended and Restated Certificate of Incorporation also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against SAM’s directors and officers, although the SAM stockholders will not be deemed to have waived SAM’s compliance with federal securities laws and the rules and regulations thereunder.

Special Meeting of Stockholders

The Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by a resolution adopted by the SAM Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Amended and Restated Bylaws provide that stockholders seeking to bring business before SAM’s annual meeting of stockholders, or to nominate candidates for election as directors at SAM’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at SAM’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in SAM’s annual proxy statement must comply with the notice periods contained therein. The Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude SAM’s stockholders from bringing matters before SAM’s annual meeting of stockholders or from making nominations for directors at SAM’s annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

The SAM Board will be divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of the SAM Board only by successfully engaging in a proxy contest at two or more annual meetings. The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws provide that the authorized number of directors may be changed only by resolution of the SAM Board. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of SAM capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the SAM Board, including a vacancy resulting from an enlargement of the SAM Board, may be filled only by vote of a majority of SAM’s directors then in office.

Listing of SAM Securities

It is anticipated that SAM’s Common Stock and SAM’s Warrants will be traded on Nasdaq under the symbols “SRFM” and “SRFMW”, following the Closing of the Business Combination.

COMPARISON OF STOCKHOLDER RIGHTS

General

Tuscan is incorporated under the laws of the State of Delaware and currently governed by the laws of the State of Delaware, and following the Mergers, the rights of Tuscan shareholders will be governed by the laws of the State of Delaware. After the Business Combination, Tuscan shareholders will become SAM stockholders.

Surf Air is incorporated under the laws of the State of Delaware and the rights of Surf Air stockholders are governed by the laws of the State of Delaware, Surf Air’s certificate of incorporation and bylaws. As a result of the Business Combination, Surf Air stockholders who receive shares of SAM Common Stock will become SAM stockholders.

If the Mergers are completed, Tuscan intends to change its name to Surf Air Mobility Inc. and will adopt the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in connection with the consummation of the Merger. The rights of SAM stockholders will be governed by the laws of the State of Delaware, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SAM.

Comparison of Stockholders’ Rights

The table below summarizes the material differences between the current rights of Tuscan stockholders under its existing charter and bylaws, the current rights of Surf Air stockholders under its existing certificate of incorporation and bylaws and the rights of SAM stockholders, post-Closing, under the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SAM.

The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the company’s governing documents or applicable law. This summary is qualified in its entirety by reference to the full text of Tuscan’s Existing Charter and Existing Bylaws, Surf Air’s certificate of incorporation and bylaws and the forms of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SAM, which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

Tuscan	Surf Air	SAM
Authorized Capital Stock

Tuscan is currently authorized to issue 51,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock, each with $0.0001 par value per share. As of September 15, 2022, there were 7,355,601 shares of Tuscan common stock outstanding and no shares of preferred stock outstanding.

Tuscan’s Existing Charter provides that, in the event that a Business Combination (as defined in the charter) is consummated, any holder of shares of Common Stock (as defined in the charter) sold in the IPO (as defined in the charter) may demand that the Corporation convert his IPO Shares (as defined in the charter) into cash. If so demanded, promptly after the consummation of the Business Combination, such IPO Shares will be converted into cash at a per share price equal to the quotient determined by dividing (i) the amount then held in the trust fund less any income taxes owed on such funds but not yet paid, calculated as of two business days prior to the consummation of the Business, by (ii) the total number of IPO Shares then outstanding.

Surf Air is currently authorized to issue 1,175,168,014 shares of capital stock, consisting of 805,466,709 shares of common stock, with $0.001 par value per share. As of May 17, 2022, there were 268,219,626 shares of common stock outstanding.

The total number of shares of capital stock that SAM is authorized to issue is 500,000,000 shares, consisting of 495,000,000 shares of SAM common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Immediately following consummation of the Business Combination, Surf Air common stock will be canceled.

SAM is expected to have approximately 97,755,965 shares of SAM common stock outstanding, assuming no redemptions.

Tuscan	Surf Air	SAM
Rights of Preferred Stock

The Tuscan Board is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Tuscan Board providing for the issue of such series and as may be permitted by the DGCL.

There are no holders of preferred stock of Surf Air.

The SAM Board is authorized to issue the shares of preferred stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof.

Number and Qualification of Directors

The number of directors which shall constitute the Tuscan Board shall be not less than one (1) nor more than nine (9). The Tuscan Board shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be fixed exclusively by the Tuscan Board and shall be as nearly equal as possible.

The number of directors which shall constitute the whole Company Board shall be fixed from time to time by resolution of the Company Board or by the stockholders at an annual meeting of the stockholders.

The SAM Board shall consist of one or more members, the exact number of which shall be fixed from time to time by resolution of the SAM Board.

The directors of SAM shall be and are divided into three (3) classes, designated Class A, Class B and Class C.

Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire SAM Board. The SAM Board may assign members of the SAM Board already in office upon the effectiveness of the filing of the certificate with the Secretary of State of the State of Delaware (the “Effective Time”) to such classes. Subject to the rights of holders of any series or class of preferred stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at SAM first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at SAM’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at SAM’s third annual meeting of stockholders held after the Effective Time.

Tuscan	Surf Air	SAM
Election of Directors

The election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Directors shall be elected at the annual meeting of stockholders during the year in which their terms expire.

The directors shall be elected at the annual meeting of the stockholders by a plurality vote of the shares entitled to vote and represented in person or by proxy.

Directors elected at meetings of stockholders will be elected by a plurality of the votes cast.

Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors under circumstances specified in a Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the SAM Board resulting from death, resignation, disqualification, removal, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the SAM Board, or by a sole remaining director.

Removal of Directors
Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.	Any director may be removed at any time, without cause, but only by the affirmative vote of holders of a majority of the shares of the class of capital stock entitled to elect such director.

Except any preferred stock director, any director may be removed from office with cause at any time, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the total voting power of all then outstanding shares of SAM entitled to vote for the election of directors.

Voting

Except as otherwise required by law or as otherwise provided in any preferred stock designation, holders of the common stock shall exclusively possess all voting power and each share of common stock shall have one vote.

Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

Except as otherwise required by law, holders of SAM common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the certificate of incorporation of SAM that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation or the DGCL.

Tuscan	Surf Air	SAM
Cumulative Voting
Tuscan’s Existing Charter does not authorize cumulative voting.	Surf Air’s articles do not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the current charter of SAM; however, the current charter of SAM does not authorize cumulative voting.
Vacancies on the Board of Directors

Any vacancies occurring in the Tuscan Board may be filled only by the affirmative votes of a majority of the remaining members of the Tuscan Board, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Vacancies may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

Any newly created directorship on the SAM Board that results from an increase in the number of directors and any vacancies on the SAM Board are filled exclusively pursuant to a resolution adopted by a majority of the SAM Board then in office, even if less than a quorum, or by a sole remaining director.

Special Meeting of the Board of Directors
Special meetings of the Tuscan Board may be called by the President or a majority of the entire Tuscan Board.	Special meetings of the Company Board for any purpose or purposes may be called at any time by the Chairman of the Company Board, the Chief Executive Officer, or the Secretary or by any two directors.	Special meetings of the SAM Board may be called by the Chairman of the SAM Board, the Chief Executive Officer, the President or any two directors then in office.
Stockholder Action by Written Consent

No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting.

Any action that may be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing, setting forth the actions taken, shall be signed by the stockholders, holding at least a majority of the voting power of the shares of Surf Air’s stock entitled to vote at such meeting, unless a greater proportion of voting power is required to take such an action at a meeting.

Subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the stockholders of SAM may be taken only at a duly called annual meeting or special meeting of stockholders of the company and may not be taken without a meeting by means of written consent.

Tuscan	Surf Air	SAM
Amendment to Charter

Under Delaware law, an amendment to a charter generally requires the approval of the Tuscan Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

No amendment to Article Sixth of the Existing Charter (which includes provisions applicable prior to the completion of an initial business combination) shall be effective during the “Target Business Acquisition Period” unless approved by the affirmative vote of the holders of at least a majority of the then outstanding shares of Common Stock. Notwithstanding the foregoing, if Tuscan seeks to amend any of the foregoing provisions other than in connection with a Business Combination, Tuscan will provide holders of IPO Shares with the opportunity to convert their IPO Shares in connection with any such vote as described in the Existing Charter. The “Target Business Acquisition Period” shall mean the period from the effectiveness of the registration statement on Form S-1 filed with the SEC in connection with the IPO up to and including the first to occur of (a) a Business Combination or (b) the expiration of the period of time for Tuscan to complete a Business Combination.

Under Delaware law, an amendment to a charter generally requires the approval of the Company Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Under Delaware law, an amendment to a charter generally requires the approval of the SAM Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class. The affirmative vote of the holders of at least sixty-six and two-third percent (66⅔%) of the voting power of SAM’s outstanding shares of capital stock entitled to vote in the election of directors, shall be required to amend the Amended and Restated Certificate of Incorporation inconsistent with any provision inconsistent with Articles V, VI, VIII, VIII, IX or X of the Amended and Restated Certificate of Incorporation.

Amendment of Bylaws

The original or other bylaws may be amended or repealed by the stockholders entitled to vote thereon at any regular or special meeting. In furtherance and not in limitation of the powers conferred by the DGCL, the Tuscan Board is expressly authorized to make, alter and repeal the by-laws of Tuscan, subject to the power of the stockholders of Tuscan to alter or repeal any by-law whether adopted by them or otherwise.

The Bylaws may be amended by the holders of a majority of the outstanding voting shares or by the Company Board, at any regular meeting of the stockholders or of the Company Board or at any special meeting of the stockholders or of the Company Board if notice of such amendment be contained in the notice of such special meeting.

The SAM Board will be expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of SAM by an affirmative vote of the majority of the entire SAM Board. The bylaws may also be amended, repealed or added to by the SAM stockholders representing at least sixty-six and two-thirds percent (66⅔%) of the voting power of all of the then-outstanding shares of capital stock of SAM entitled to vote generally in the election of directors, voting together as a single class.

Tuscan	Surf Air	SAM
Quorum

Board of Directors. A majority of the entire Tuscan Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meetings of the Tuscan Board.

Shareholders. A majority in voting power of the shares of Tuscan entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Board of Directors. At all meetings of the Company’s Board, a majority of the directors will constitute a quorum for the transaction of business.

Stockholders. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute.

Board of Directors. At all meetings of the SAM Board, a majority of the directors then in office will constitute a quorum for the transaction of business.

Stockholders. The holders of a majority of the shares of SAM common stock issued and outstanding and entitled to vote, present in person (or by means of remote communication) or represented by proxy, constitute a quorum at all meetings of SAM stockholders for the transaction of business.

Special Stockholder Meetings

Special meetings of the stockholders, for any purpose or purposes, may only be called by a majority of the entire Tuscan Board, or the President or the Chairman, and shall be called by the Secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of Tuscan issued and outstanding and entitled to vote. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Special meetings of the stockholders for any purpose or purposes, may be called at any time by (i) the Chief Executive Officer, (ii) the President, (iii) the Company Board, (iv) at the written request of two or more directors, or (v) one or more stockholders owning of record, a majority or more of the entire capital stock of Surf Air issued and outstanding and entitled to vote.

Subject to the rights of the holders of any series of preferred stock, (a) any action required or permitted to be taken by the SAM stockholders may be taken only at a duly called annual or special meeting of SAM stockholders and may not be taken without a meeting by means of any consent in writing of such stockholders and (b) special meetings of SAM stockholders (i) may be called only by the Chairman or by the Chief Executive Officer, and (ii) by the Secretary acting at the request of the Chairman, the Chief Executive Officer or a majority of the directors of SAM. At any annual meeting or special meeting of SAM stockholders, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the bylaws.

Notice of Stockholder Meetings

Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Tuscan	Surf Air	SAM
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

To be properly brought before an annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Tuscan Board, (ii) otherwise brought before the annual meeting by or at the direction of the Tuscan Board, or (iii) otherwise properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs.

Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in SAM’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the SAM Board or (iii) otherwise properly brought before the annual meeting by any stockholder of SAM who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary.

A stockholder is not entitled to have its proposal for business or nominees included in SAM’s proxy statement and form of proxy solely as a result of such stockholder’s compliance with the provisions of the bylaws.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Tuscan Board at a meeting of stockholders of Tuscan may be made at such meeting by or at the direction of the Tuscan Board, by any committee or persons appointed by the Tuscan Board or by any stockholder of Tuscan entitled to vote for the election of directors at the meeting who complies with the notice procedures. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary of Tuscan. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

No specific provision exists as to nominations by a stockholder.

Nominations of persons for election to the SAM Board may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors only (i) pursuant to the SAM notice of meeting, (ii) by or at the direction of the board or any committee thereof or (iii) by any stockholder who was a holder of record at the time the notice provided for in the bylaws is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of SAM not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one-hundred-twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting of shareholders.

Tuscan	Surf Air	SAM
Limitation of Liability of Directors and Officers

To the full extent permitted under Delaware law, a director of Tuscan will not be personally liable to Tuscan or its stockholders for monetary damages for any breach of fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to Tuscan or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit.

To the full extent permitted under Delaware law, a director of Tuscan will not be personally liable to Surf Air or its stockholders for monetary damages for any breach of fiduciary duty.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Amended and Restated Certificate of Incorporation will provide that, to the fullest extent provided by law, no director will be personally liable to SAM or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers, Employees and Agents

To the fullest extent permitted by law, Tuscan shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by Tuscan in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Tuscan as authorized hereby.

To the fullest extent permitted by applicable law, Surf Air is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Surf Air (and any other persons to which DGCL permits Surf Air to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The charter of SAM will provide that SAM will indemnify each director and officer to the fullest extent permitted by applicable law.

Dividends, Distributions and Stock Repurchases

Dividends upon the shares of capital stock of Tuscan may be declared by the Tuscan Board at any regular or special meeting of the Tuscan Board. Dividends may be paid in cash, in property or in shares of Tuscan’s capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

Dividends upon the shares of capital stock of Surf Air may be declared by the Company Board at any regular or special meeting of the Company Board. Dividends may be paid in cash, in property or in shares of Surf Air’s capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

Subject to the rights of the holders of any series of preferred stock, holders of shares of SAM common stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of SAM when, as and if declared thereon by the SAM Board from time to time out of assets or funds of SAM legally available therefor.

Tuscan	Surf Air	SAM
Liquidation

In the event that Tuscan does not consummate a Business Combination by 21 months from the initial public offering, 100% of the IPO Shares will be redeemed for a redemption price per the certificate of incorporation.

There are no liquidation provisions in the Surf Air charter or bylaws.

Subject to the rights of the holders of any series of preferred stock, shares of SAM common stock will be entitled to receive the assets and funds of SAM available for distribution in the event of any liquidation, dissolution or winding up of the affairs of SAM, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of SAM will not be deemed to be occasioned by or to include any consolidation or merger of SAM with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

Anti-Takeover Provisions and Other Stockholder Protections
No specific provision exists as to anti-takeover provisions and other stockholder protections.	No specific provision exists as to anti-takeover provisions and other stockholder protections.	No specific provision exists as to anti-takeover provisions and other stockholder protections.
Duties of Directors
Under statutory and decisional law, directors of Delaware corporations owe fiduciary duties to the corporation, including duty of care and duty of loyalty.	Under statutory and decisional law, directors of Delaware corporations owe fiduciary duties to the corporation, including duty of care and duty of loyalty.	Under statutory and decisional law, directors of Delaware corporations owe fiduciary duties to the corporation, including duty of care and duty of loyalty.
Inspection of Books and Records; Stockholder Lists

Inspection. Tuscan shall, either at its principal executive office or at such place or places as designated by the Tuscan Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these by-laws, as may be amended to date, minute books, accounting books and other records. Any such records maintained by Tuscan may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. Tuscan shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose Tuscan’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder.

Inspection. Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Stockholder List. Stockholder list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. SAM shall at its principal executive office or other place designated by the SAM Board, keep a record of its stockholders, the number and class of shares held, a copy of the bylaws as amended to date, accounting books and other records.

Tuscan	Surf Air	SAM

Stockholder List. In connection with every meeting of stockholders, a stockholder list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network.

Choice of Forum

Unless Tuscan consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Tuscan, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Tuscan to Tuscan or Tuscan’s stockholders, (iii) any action asserting a claim against Tuscan, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or the Existing Bylaws, or (iv) any action asserting a claim against Tuscan, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.

Notwithstanding the foregoing, such provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

The charter and bylaws of Surf Air do not designate a forum.

The Amended and Restated Certificate of Incorporation generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of SAM, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of SAM to SAM or SAM’s stockholders, (iii) any action asserting a claim against SAM, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws, (iv) any action asserting a claim against SAM, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions. The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE

All of the SAM Common Stock issued in connection with the First Merger (or 6,061,851 shares, after the forfeiture of the At-Risk Sponsor Shares) will be registered and freely transferable without restriction under the Securities Act, but 95% of the shares held by the sponsor (or 95% of 3,217,188 shares) will be subject to the Lock-Up Agreement (as more fully described below) and all of such shares will be subject to restrictions under the securities laws applicable to the “affiliates” of Tuscan as of the Closing. In addition, the shares held by EarlyBirdCapital, the underwriter for Tuscan’s initial public offering and an advisor to Tuscan (or 226,562 shares), may be deemed to be subject to restrictions on transfer under the securities laws.

All of the SAM Common Stock issued in the Second Merger (or an estimated 82,545,330 shares) also will be registered at the closing and will be free transferable without restriction under the Securities Act, but 95% of the shares held by certain of the former securityholders of Surf Air (or 95% of approximately [      ] shares) will be subject to the restrictions on transfer under the Amended and Restated Bylaws (as more fully described below), the shares held by certain of the former securityholders of Surf Air and Southern (or an estimated [      ] shares) will be subject to restrictions under the securities laws applicable to the “affiliates” of Surf Air and Southern as of the Closing, and the shares held by “affiliates” of SAM will be subject to restrictions under the securities laws.

The shares of SAM Common Stock issued to the holders of the SAFEs, to the advisors to Surf Air and to GEM will be restricted securities under the Securities Act.

Sales of substantial amounts of shares of SAM Common Stock in the public market could adversely affect prevailing market prices of the SAM Common Stock. Prior to the Business Combination, there has been no public market for SAM Common Stock. SAM intends to apply for listing of the SAM Common Stock and SAM Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the SAM Common Stock or SAM Warrants.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of SAM Common Stock then outstanding; or

•        the average weekly reported trading volume of the SAM Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed the Business Combination and the above conditions are satisfied.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Lock-Up Arrangements

A portion of the shares of SAM Common Stock issued in the Mergers will be subject to restrictions on transfer. Concurrently with the execution of the Merger Agreement, the sponsor entered into a Lock-Up Agreement with SAM, pursuant to which (i) 95% of the Covered Shares that are Immediately Vested Founder Shares issued to the sponsor will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (ii) 95% of the remaining shares of SAM Common Stock issued to the sponsor in respect of the founder’s shares will not be transferable until the date that is the one-year anniversary of the closing. In addition, under the Amended and Restated Bylaws to be in effect upon the closing of the Business Combination, 95% of the shares of SAM Common Stock issued to the directors, officers and affiliates of the Company as of immediately prior to the Second Effective Time will not be transferrable until the date that is the earlier of (x) the one-year anniversary of the closing and (y) the last trading day where the VWAP of the SAM Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the closing, but in any event not before the date that is four months after the closing. The founder shares are presently held in escrow pursuant to a stock escrow agreement with Continental Stock Transfer & Trust Company. Tuscan anticipates that the stock escrow agreement will be amended so that the escrow period has the same duration as the lock-up restrictions under the Lock-Up Agreement.

Registration Rights

At the Closing, SAM will enter into the Registration Rights Agreement with the sponsor, EarlyBirdCapital and certain members of Surf Air, which requires SAM to file a shelf registration statement covering the resale by such stockholders of certain shares of SAM Common Stock and SAM Warrants issued under the Merger Agreement and grants such stockholders certain customary demand and piggyback registration rights. Furthermore, under the iHeartMedia SAFE, Broader Media Holdings, LLC, an affiliate of iHeartMedia, Inc., and, under the Share Subscription Facility, GEM will have certain customary registration rights.

STOCKHOLDER PROPOSALS

The SAM 2022 annual meeting of stockholders will be held on or about [    ], 2023 unless the date is changed by the SAM Board. If you are a stockholder of SAM and you want to include a proposal in the proxy statement for the 2023 annual meeting, you need to provide it to SAM by no later than [    ]. You should direct any proposals to SAM’s secretary at its principal office which will be located at 12111 S. Crenshaw Blvd., Hawthorne, CA, 90250. If you are a stockholder of SAM and you want to present a matter of business or a nominee for election as a director to be considered at the 2022 annual meeting, under the Amended and Restated Bylaws, you must give timely notice of the matter or the nominee, in writing, to SAM’s secretary. To be timely, the notice has to be given no later than [    ].

OTHER STOCKHOLDER COMMUNICATIONS

Following the Business Combination, stockholders and interested parties may communicate with SAM’s Board, any committee chairperson or the non-management directors as a group by writing to the SAM Board or committee chairperson in care of [    ]. Each communication will be forwarded, depending on the subject matter, to the SAM Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

O’Melveny & Myers LLP has passed upon the validity of the securities of SAM offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Tuscan Holdings Corp. II as of December 31, 2021 and 2020, and for each of the two years then ended, appearing in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Tuscan Holdings Corp. II to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Surf Air Global Limited as of December 31, 2021 and 2020 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Surf Air Global Limited’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Southern Airways Corporation as of December 31, 2021 and 2020 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN CERTIFYING ACCOUNTANT

On March 4, 2021, Surf Air Global Limited (“Surf Air”) dismissed CohnReznick LLP (“CohnReznick”) as Surf Air’s independent auditor. The decision to dismiss CohnReznick was approved by Surf Air’s Board.

During the period in which CohnReznick served as Surf Air’s independent auditors, it completed their audit of Surf Air’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2018. While CohnReznick was engaged to audit Surf Air’s financials for the fiscal years ended December 31, 2019 and 2020, those audits were not completed by the time of its dismissal. During the two fiscal years ended December 31, 2020, and the subsequent interim period through March 4, 2021, there were (i) no “disagreements” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, with CohnReznick on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CohnReznick, would have caused them to make reference to the subject matter of the disagreements in their report, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Surf Air has provided CohnReznick with a copy of these disclosures and they have furnished a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is included as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus forms a part.

On March 17, 2021, Surf Air engaged PricewaterhouseCoopers LLP (“PwC”) to serve as its independent registered public accounting firm. During the two fiscal years ended December 31, 2020 and the subsequent interim period through March 17, 2021, neither Surf Air nor anyone acting on its behalf consulted with PwC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to Surf Air that PwC concluded was an important factor considered by Surf Air in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Tuscan and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of Tuscan’s annual report to stockholders and Tuscan’s proxy statement. Upon written or oral request, Tuscan will deliver a separate copy of the annual report to stockholders and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that Tuscan deliver single copies of such documents in the future. Stockholders may notify Tuscan of their requests by calling or writing Tuscan at its principal executive offices, 135 E. 57th St., 17th Floor, New York, NY 10022. Following the Business Combination, such requests should be made by writing SAM at 12111 S. Crenshaw Blvd., Hawthorne, CA, 90250 or by calling SAM at (310) 365-3675.

WHERE YOU CAN FIND MORE INFORMATION

Tuscan has filed this proxy statement/prospectus as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this proxy statement/prospectus. The descriptions in this proxy statement/prospectus of the provisions of documents filed as exhibits to the registration statement are only summaries of those documents’ material terms. You may read copies of such documents, along with copies of reports, proxy statements and other information filed by Tuscan with the SEC at the SEC’s website: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant document or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Tuscan has been supplied by Tuscan, and all such information relating to Surf Air has been supplied by Surf Air. Information provided by one or the other of such parties does not constitute any representation, estimate or projection from one to the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Stephen Vogel, Chief Executive Officer
Tuscan Holdings Corp. II
135 E. 57th Street, 17th Floor
New York, New York 10022
(212) 818-8800

This document is a proxy statement/prospectus of Tuscan for the special meeting. Tuscan has not authorized anyone to give any information or make any representation about the Business Combination, Tuscan or Surf Air that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

TUSCAN HOLDINGS CORP. II

Page
Unaudited Condensed Financial Statements for Tuscan Holdings Corp. II as of June 30, 2022 and for the Three and Six Months Ended June 30, 2022 and 2021:
Condensed Balance Sheets as of June 30, 2022 (Unaudited) and December 31, 2021 (Audited)	F-3
Unaudited Condensed Statements of Operations for the three and six months ended June 30, 2022 and 2021	F-4
Unaudited Condensed Statements of Changes in Stockholders’ Deficit for the three and six months ended June 30, 2022 and 2021	F-5
Unaudited Condensed Statements of Cash Flows for the six months ended June 30, 2022 and 2021	F-6
Unaudited Notes to Condensed Financial Statements	F-7

Audited Financial Statements for Tuscan Holdings Corp. II as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021 and 2020:
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 688)	F-23
Balance Sheets as of December 31, 2021 and 2020	F-24
Statements of Operations for the years ended December 31, 2021 and 2020	F-25
Statements of Changes in Stockholders’ Deficit for the years ended December 31, 2021 and 2020	F-26
Statements of Cash Flows for the years ended December 31, 2021 and 2020	F-27
Notes to Financial Statements	F-28

SURF AIR GLOBAL LIMITED AND SUBSIDIARIES

SOUTHERN AIRWAYS CORPORATION AND SUBSIDIARIES

TUSCAN HOLDINGS CORP. II
CONDENSED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$61,865	$267,965
Other receivable	16	16
Prepaid expenses and other current assets	29,750	10,000
Total Current Assets	91,631	277,981
Marketable securities held in Trust Account	27,332,896	127,414,527
Total Assets	$27,424,527	$127,692,508

LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$414,689	$624,663
Promissory note – related party	2,699,020	2,171,460
Redemption liability	—	31,596,178
Total Current Liabilities	3,113,709	34,392,301
Warrant liabilities	423,937	1,054,856
Total Liabilities	3,537,646	35,447,157

Commitments and Contingencies (Note 4)

Common stock subject to possible redemption, 2,618,101 and 9,307,645 shares at redemption value of $10.43 and $10.25 at June 30, 2022 and December 31, 2021, respectively	27,310,612	95,412,038

Stockholders’ Deficit
Preference stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 4,737,500 shares issued and outstanding (excluding 2,618,101 and 9,307,645 shares subject to possible redemption) at June 30, 2022 and December 31, 2021, respectively	474	474
Accumulated deficit	(3,424,205)	(3,167,161)
Total Stockholders’ Deficit	(3,423,731)	(3,166,687)
Total Liabilities and Stockholders’ Deficit	$27,424,527	$127,692,508

The accompanying notes are an integral part of the unaudited condensed financial statements.

TUSCAN HOLDINGS CORP. II
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Operating and formation costs	$382,520	$234,792	$648,254	$477,766
Loss from operations	(382,520)	(234,792)	(648,254)	(477,766)
Other income (expense):
Change in fair value of warrant liability	922,688	(172,068)	630,919	975,057
Interest earned on marketable securities held in Trust Account	38,457	3,865	48,060	38,639
Unrealized gains on marketable securities held in Trust Account	—	—	—	15,769
Total other income (expense), net	961,145	(168,203)	678,979	1,029,465
Income (loss) before provision for income taxes	578,625	(402,995)	30,725	551,699
Provision for income taxes	—	(2,239)	—	(2,239)
Net income (loss)	$578,625	$(405,234)	$30,725	$549,460
Basic and diluted weighted average shares outstanding, Common stock	7,391,537	19,428,760	10,626,479	20,403,518
Basic and diluted net income (loss) per share, Common stock	$0.08	$(0.06)	$0.00	$0.08

The accompanying notes are an integral part of the unaudited condensed financial statements.

TUSCAN HOLDINGS CORP. II
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2022	4,737,500	$474	$—	$(3,167,161)	$(3,166,687)
Remeasurement adjustment to amount subject to redemption	—	—	—	259,247	259,247
Net loss	—	—	—	(547,900)	(547,900)
Balance – March 31, 2022	4,737,500	$474	$—	$(3,455,814)	$(3,455,340)
Remeasurement adjustment to amount subject to redemption	—	—	—	(547,016)	(547,016)
Net income	—	—	—	578,625	578,625
Balance – June 30, 2022	4,737,500	$474	$—	$(3,424,205)	$(3,423,731)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2021	4,737,500	$474	$—	$(3,329,819)	$(3,329,345)
Remeasurement adjustment to amount subject to redemption	—	—	—	(178,225)	(178,225)
Net income	—	—	—	954,694	954,694
Balance – March 31, 2021	4,737,500	$474	$—	$(2,553,350)	$(2,552,876)
Remeasurement adjustment to amount subject to redemption	—	—	—	552,997	552,997
Net loss	—	—	—	(405,234)	(405,234)
Balance – June 30, 2021	4,737,500	$474	$—	$(2,405,587)	$(2,405,113)

The accompanying notes are an integral part of the unaudited condensed financial statements.

TUSCAN HOLDINGS CORP. II
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For The Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$30,725	$549,460
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liability	(630,919)	(975,057)
Interest earned on marketable securities held in Trust Account	(48,060)	(38,639)
Unrealized gain on marketable securities held in Trust Account	—	(15,769)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(19,750)	(12,500)
Other receivable	—	22,179
Accounts payable and accrued expenses	(209,974)	168,403
Income tax payable	—	(132,220)
Net cash used in operating activities	(877,978)	(434,143)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for working capital purposes	250,000	—
Cash withdrawn from Trust Account to pay franchise and income taxes	421,878	480,000
Cash withdrawn from Trust Account to redeeming stockholders	99,985,373	25,827,849
Extension contribution	(527,560)	—
Net cash provided by investing activities	100,129,691	26,307,849

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	527,560	—
Redemption of common stock	(99,985,373)	(25,827,849)
Net cash used in financing activities	(99,457,813)	(25,827,849)
Net Change in Cash	(206,100)	45,857
Cash – Beginning	267,965	515,524
Cash – Ending	$61,865	$561,381

Non-cash investing and financing activities:
Remeasurement adjustment to amount subject to redemption	$287,769	$(374,772)

The accompanying notes are an integral part of the unaudited condensed financial statements.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tuscan Holdings Corp. II (the “Company”) is a blank check company incorporated in Delaware on March 5, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2022, the Company had not commenced any operations. All activity through June 30, 2022 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on July 11, 2019. On July 16, 2019, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $150,000,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 215,000 units (the “Private Units”) at a price of $10.00 per Private Unit and the sale of 2,150,000 warrants (the “Private Warrants” and, together with the Private Units, the “Private Securities”) at a price of $1.00 per Private Warrant in a private placement to Tuscan Holdings Acquisition II LLC (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and its designee, generating gross proceeds of $4,300,000.

Following the closing of the Initial Public Offering on July 16, 2019, an amount of $150,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Securities was placed in a trust account (the “Trust Account”) which were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

On July 18, 2019, the underwriters exercised their over-allotment option in full, resulting in an additional 2,250,000 Units issued on July 19, 2019 for $22,500,000, less the underwriters’ discount of $450,000. In connection with the underwriters’ exercise of their over-allotment option, the Company also consummated the sale of an additional 22,500 Private Units at $10.00 per Private Unit and the sale of an additional 225,000 Private Warrants at $1.00 per Private Warrant, generating total proceeds of $450,000. A total of $22,500,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $172,500,000.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Securities, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations and up to $250,000 per 12-month period for working capital requirements). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and EarlyBirdCapital (and its designee) have agreed to vote their Founder Shares, Representative Shares, Private Shares and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

The Sponsor and EarlyBirdCapital (and its designee) have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares, Representative Shares and Private Shares if the Company fails to consummate a Business Combination, and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company has until December 31, 2022 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Insiders will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Insiders will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On April 14, 2021, the Company held a stockholder meeting to extend the date by which the Company has to consummate a business combination from April 16, 2021 to September 30, 2021. As part of the meeting, stockholders redeemed 2,558,740 shares of common stock for an aggregate cash balance of approximately $25,828,000.

On September 28, 2021, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from September 30, 2021 to December 31, 2021. As part of the meeting, stockholders redeemed 2,284,305 shares of common stock for an aggregate cash balance of approximately $23,059,000. As part of the extension meeting to extend the liquidation date to December 31, 2021, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 (such loan being referred to herein as the “Contribution”) for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $1,240,695 to the Company.

On December 27, 2021, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from December 31, 2021 to March 31, 2022. As part of the meeting, stockholders redeemed 3,099,310 shares of common stock for an aggregate cash balance of $31,596,178. As part of the extension meeting to extend the liquidation date to June 30, 2022, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $930,765 to the Company.

On March 29, 2022, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from March 31, 2022 to June 30, 2022. As part of the meeting, stockholders redeemed 6,650,144 shares of common stock for an aggregate cash balance of $67,982,003. Additionally, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $265,750 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. These funds were received on April 1, 2022.

On June 21, 2022, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from June 30, 2022 to December 31, 2022. As part of the meeting, stockholders redeemed 39,400 shares of common stock for an aggregate cash balance of $407,192. Additionally, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor deposited an aggregate of $261,810 into the Company’s Trust Account on June 28, 2022. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Going Concern Consideration

As of June 30, 2022, the Company had $61,865 in its operating bank accounts and working capital deficit of $300,774, excluding the related party promissory note of $2,699,020, and Delaware franchise taxes of $22,284.

The Company will need to raise additional capital through loans or additional investments from our initial stockholders, officers or directors. If the Company is unable to raise additional capital, obtain approval for an extension of the deadline or complete a Business Combination by December 31, 2022, then the Company will cease all operations except for the purpose of liquidating. The Company has until December 31, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by the specified period. If a Business Combination is not consummated by December 31, 2022, there will be a mandatory liquidation and subsequent dissolution. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Nasdaq Notification

On January 5, 2021, the Company received a notice from the staff of the Listing Qualifications Department of Nasdaq (the “Staff”) stating that the Company was no longer in compliance with Nasdaq Listing Rule 5620(a) for continued listing due to its failure to hold an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended December 31, 2019. In accordance with Nasdaq Listing Rule 5810(c)(2)(G), the Company submitted a plan to regain compliance on February 17, 2021. Nasdaq accepted our plan and granted us an extension through June 29, 2021 to hold an annual meeting. The Company held the required annual meeting on April 14, 2021.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on April 22, 2022, which contains the audited financial statements and notes thereto. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2022 and December 31, 2021.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Marketable Securities Held in Trust Account

At June 30, 2022 and December 31, 2021, substantially all of the assets held in the Trust Account were held in U.S Treasury Bills or as cash. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Warrant Liabilities

The Company accounts for warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. As the Private Warrants meet the definition of a derivative as contemplated in ASC 815, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed statements of operations. The Private Warrants for periods where no observable traded price was available are valued using a binomial lattice simulation model.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

At June 30, 2022, the Common stock reflected in the condensed balance sheets are reconciled in the following table:
Common stock subject to possible redemption as of December 31, 2021	95,412,038

Less:
Public Shares Redeemed	(68,389,195)
Add:
Remeasurement of carrying value to redemption value	287,769

Common stock subject to possible redemption as of June 30, 2022	$27,310,612

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. The effective tax rate differs from the statutory tax rate of 21% for the three months and six months ended June 30, 2022 and 2021, due to changes in fair value in warrant liability, expenses related to the proposed Business Combination, and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. The Company calculates earnings per share by allocating net income to a single class of common stock. Accretion associated with the redeemable common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 11,118,750 Class A common stock in the aggregate. As of June 30, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts):
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Basic and diluted net income(loss) per common stock
Numerator:
Allocation of net income (loss)	$578,625	$(405,234)	$30,725	$549,460
Denominator:
Basic and diluted weighted average shares outstanding	7,391,537	19,428,760	10,626,479	20,403,518
Basic and diluted net income (loss) per common stock	$0.08	$(0.06)	$0.00	$0.08

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature, except for warrant liabilities (see Note 7.)

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Standards

Management does not believe there are any recently issued, but not yet effective, accounting standards, if currently adopted, that would have a material effect on the Company’s condensed financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

Founder Shares

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until, with respect to 50% of the Founder Shares, the earlier of one year after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 3. RELATED PARTY TRANSACTIONS (cont.)

(as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Founder Shares, until the one year after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Other Receivable — Related Party

During the year ended December 31, 2021, the Company paid expenses on behalf of an affiliate that were mainly settled during the year ended December 31, 2021. No amount was due or outstanding from this affiliate as of June 30, 2022 and December 31, 2021.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on July 11, 2019, through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. For the three and six months ended June 30, 2022 and 2021, the Company incurred $30,000 and $60,000, and paid $30,000 and $60,000 in fees for these services, respectively.

Promissory Note — Related Party

On September 28, 2021, as part of the extension meeting to extend the liquidation date to December 31, 2021, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 (such loan being referred to herein as the “Contribution”) for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $1,240,695 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on September 29, 2021.

On December 27, 2021, as part of the extension meeting to extend the liquidation date to March 31, 2022, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $930,765 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on December 31, 2021.

On March 29, 2022, as part of the extension meeting to extend the liquidation date to June 30, 2022, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $265,750 to the Company. The Contribution is non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on April 1, 2022.

On June 21, 2022, as part of the extension meeting to extend the liquidation date to December 31, 2022, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $261,810 to the Company. The Contribution is non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on April 1, 2022.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 3. RELATED PARTY TRANSACTIONS (cont.)

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Insiders, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $750,000 of such Working Capital Loans may be converted into units of the post Business Combination entity at a price of $10.00 per unit and up to $750,000 of such Working Capital Loans may be converted into warrants of the post Business Combination entity at a price of $1.00 per warrant. The units and warrants would be identical to the Private Units and Private Warrants, respectively. No working capital loans were issued or outstanding as of June 30, 2022 and December 31, 2021.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on July 11, 2019, the holders of the Founder Shares, Representative Shares, Private Securities, and any units and warrants that may be issued upon conversion of Working Capital Loans (and all underlying securities) will be entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Representative Shares, Private Securities or units and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time commencing after the Company consummates a Business Combination. Notwithstanding anything to the contrary, EarlyBirdCapital may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Initial Public Offering. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that EarlyBirdCapital may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500 (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at the Company’s sole discretion to other FINRA members that assist the Company in identifying and consummating a Business Combination.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 4. COMMITMENTS AND CONTINGENCIES (cont.)

Extension Meetings

On April 24, 2021, the Company held a stockholder meeting to extend the date by which the Company has to consummate a business combination from April 16, 2021 to September 30, 2021. As part of the meeting, stockholders redeemed 2,558,740 shares of common stock for an aggregate cash balance of approximately $25,828,000.

On September 28, 2021, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from September 30, 2021 to December 31, 2021. As part of the meeting, stockholders redeemed 2,284,305 shares of common stock for an aggregate cash balance of approximately $23,059,000.

On September 28, 2021, as part of the extension meeting to extend the liquidation date to December 31, 2021, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $1,240,695 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on September 29, 2021.

On December 27, 2021, as part of the extension meeting to extend the liquidation date to March 31, 2022, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $930,765 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on December 31, 2021.

On March 29, 2022, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from March 31, 2022 to June 30, 2022. As part of the meeting, stockholders redeemed 6,650,144 shares of common stock for an aggregate cash balance of approximately $67,982,003. Additionally, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $265,750 to the Company. These funds were received on April 1, 2022. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination.

On June 21, 2022, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from June 30, 2022 to December 31, 2022. As part of the meeting, stockholders redeemed 39,400 shares of common stock for an aggregate cash balance of approximately $407,192. Additionally, the Sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $261,810 to the Company. These funds were received on June 28, 2022. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination.

Redemption Liability

On December 27, 2021, as part of the extension meeting to extend the liquidation date to March 31, 2022, where stockholders redeemed 3,099,310 shares for an aggregate cash balance of $31,596,178, which as of December 31, 2021, was not withdrawn from the Trust Account. As such, the Company recorded a redemption liability with a corresponding decrease to common stock subject to redemption to demonstrate that the redeemable value of shares has been affected by the special meeting. The total redemption liability as of December 31, 2021 was $31,596,178.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 4. COMMITMENTS AND CONTINGENCIES (cont.)

Business Combination Agreement

On May 17, 2022, Tuscan Holdings Corp. II (“Tuscan”), Surf Air Global Limited (the “Company”), Surf Air Mobility Inc., a wholly-owned subsidiary of the Company (“Parentco”), THCA Merger Sub Inc., a wholly-owned subsidiary of Parentco (“Merger Sub I”), and SAGL Merger Sub Limited, a wholly-owned subsidiary of Parentco (“Merger Sub II” and together with the Company, Parentco and Merger Sub I, the “Surf Entities”), entered into a Business Combination Agreement (“Merger Agreement”).

Pursuant to the Merger Agreement, upon the closing of the transactions contemplated by the Merger Agreement (the “Transactions”), Merger Sub I will merge with and into Tuscan, with Tuscan surviving, and, simultaneously therewith, Merger Sub II will merge with and into the Company, with the Company surviving (collectively, the “Mergers”). The Merger Agreement contemplates a related business combination transaction pursuant to which on the closing date a wholly-owned subsidiary of Parentco will be merged with and into Southern Airways Corporation (“Southern”), with Southern surviving (the “Southern Acquisition”). Following the Mergers and the Southern Acquisition, (i) the Company, Southern and Tuscan will be wholly-owned subsidiaries of Parentco, (ii) the security holders of Tuscan, the Company and Southern will be security holders of Parentco, (iii) Parentco will be the publicly traded company and (iv) Parentco’s business will be the business of the Company and Southern.

NOTE 5. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At June 30, 2022 and December 31, 2021, there were 4,737,500 shares of common stock issued and outstanding, excluding 2,618,101 and 9,307,645 shares of common stock subject to possible redemption which are presented as temporary equity, respectively.

Representative Shares

On March 5, 2019, the Company issued to the designees of EarlyBirdCapital 187,500 shares of common stock (after giving effect to the stock dividend on July 11, 2019) (the “Representative Shares”). The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

NOTE 6. WARRANTS

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 6. WARRANTS (cont.)

exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying the warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.50 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummated an initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 6. WARRANTS (cont.)

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

NOTE 7. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At June 30, 2022, the Company had a total of $ 27,332,896 invested in marketable securities.

At December 31, 2021, the Company had a total of $126,483,655 invested in marketable securities and a cash balance of $930,872 that was deposited into the trust account for the extension contribution described in Note 3.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	June 30, 2022	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$27,332,896	$126,483,655
Liabilities:
Warrant Liability – Private Placement Warrants	3	$423,937	$1,054,856

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 7. FAIR VALUE MEASUREMENTS (cont.)

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our accompanying June 30, 2022 and December 31, 2021 condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed statements of operations.

The Private Warrants were valued using a binomial lattice simulation model, which is considered to be a Level 3 fair value measurement.

The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. The detachment of the common stock and warrants from the units occurred 52-days after the units were issued.

The key inputs into the Binomial Lattice Model for the Private Placement Warrants were as follows:
	June 30, 2022	December 31, 2021
Risk-free interest rate	2.97%	1.27%
Time to maturity (years)	5.5	5.21
Dividend yield	0.00%	0.00%
Expected volatility	—%	7.0%
Probability of Acquisition	30.0%	100.0%
Exercise price	$11.50	$11.50
Unit Price	$11.34	$10.21

As of June 30, 2022 and December 31, 2021, the aggregate fair values of the Private Placement Warrants were $0.42 million and $1.05 million, respectively.

The following table presents the changes in the fair value of warrant liabilities for the three and six months ended June 30, 2022:
Private Placement
Fair value as of December 31, 2021	$1,054,856
Change in fair value	291,769
Fair value as of March 31, 2022	1,346,625
Change in fair value	(922,688)
Fair value as of June 30, 2022	423,937

The following table presents the changes in the fair value of warrant liabilities for the three and six months ended June 30, 2021:
Private Placement
Fair value as of December 31, 2020	$3,865,313
Change in fair value	(1,147,125)
Fair value as of March 31, 2021	2,718,188
Change in fair value	172,068
Fair value as of June 30, 2021	2,890,256

TUSCAN HOLDINGS CORP. II
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)

NOTE 7. FAIR VALUE MEASUREMENTS (cont.)

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the three and six months ended June 30, 2022 and 2021.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On September 1, 2022, the Company issued a promissory note to Surf Air evidencing a loan in an aggregate amount of $250,000. The loan proceeds are to be used for working capital purposes. The promissory note bears interest at 4% per annum and is payable upon the consummation by a merger, share exchange, asset acquisition, or other similar business combination with one or more businesses or entities. If the Company does not consummate such a business combination, the promissory note will not be repaid, and all amounts owed under the promissory note will be forgiven except to the extent that the Company has funds available to it outside of its trust account established in connection with the initial public offering. The promissory note includes customary events of default, including upon the failure to make payments when due and upon the occurrence of bankruptcy proceedings or similar events. As of October 24, 2022, the full amount of the promissory note was drawn and outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Tuscan Holdings Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tuscan Holdings Corp. II (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s realization of its business plan is dependent upon its ability to complete a business combination on or before its scheduled liquidation date of June 30, 2022, which is less than one year from the issuance date of the financial statements. The Company also has significant working capital and stockholders’ deficits and needs to raise additional funds to meet its obligations and sustain operations through its scheduled liquidation date or thereafter if a viable business combination target is found. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY

April 22, 2022

TUSCAN HOLDINGS CORP. II
BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets
Cash	$267,965	$515,524
Other receivable	16	—
Other receivable – related party	—	22,195
Prepaid expenses and other current assets	10,000	26,500
Total Current Assets	277,981	564,219
Cash and marketable securities held in Trust Account	127,414,527	174,550,466
TOTAL ASSETS	$127,692,508	$175,114,685

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$624,663	$163,910
Income tax payable	—	132,220
Promissory note – related party	2,171,460	—
Redemption liability	31,596,178	—
Total Current Liabilities	34,392,301	296,130
Warrant liabilities	1,054,856	3,865,313
Deferred tax liability	—	1,282
TOTAL LIABILITIES	35,447,157	4,162,725

Commitments

Common stock subject to possible redemption, 9,307,645 and 17,250,000 shares at redemption value at December 31, 2021 and 2020, respectively	95,412,038	174,281,305

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 4,737,500 shares issued and outstanding (excluding 9,307,645 and 17,250,000 shares subject to possible redemption) at December 31, 2021 and 2020, respectively	474	474
Accumulated Deficit	(3,167,161)	(3,329,819)
Total Stockholders’ Deficit	(3,166,687)	(3,329,345)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$127,692,508	$175,114,685

The accompanying notes are an integral part of the financial statements.

TUSCAN HOLDINGS CORP. II
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
Operating and formation costs	$1,093,489	$619,292
Loss from operations	(1,093,489)	(619,292)
Other income (expense):
Change in fair value of warrant liability	2,810,457	(1,446,375)
Interest earned on marketable securities held in Trust Account	59,046	1,386,880
Unrealized loss on marketable securities held in Trust Account	—	(4,365)
Total other income (expense), net	2,869,503	(63,860)
Income (loss) before income taxes	1,776,014	(683,152)
Provision for income taxes	—	(160,276)
Net income (loss)	$1,776,014	$(843,428)
Basic and diluted weighted average shares outstanding, common stock	19,550,323	21,987,500
Basic and diluted net loss per common share, common stock	$0.09	$(0.04)

The accompanying notes are an integral part of the financial statements.

TUSCAN HOLDINGS CORP. II
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2022	4,737,500	$474	$—	$(1,895,262)	$(1,894,788)
Remeasurement adjustment to amount subject to redemption	—	—	—	(591,129)	(591,129)
Net loss	—	—	—	(843,428)	(843,428)
Balance – March 31, 2022	4,737,500	$474	$—	$(3,329,819)	$(3,329,345)
Remeasurement adjustment to amount subject to redemption	—	—	—	(1,613,356)	(1,613,356)
Net income	—	—	—	1,776,014	1,776,014
Balance – December 31, 2021	4,737,500	$474	—	$(3,167,161)	$(3,166,687)

The accompanying notes are an integral part of the financial statements.

TUSCAN HOLDINGS CORP. II
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$1,776,014	$(843,428)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liability	(2,810,457)	1,446,375
Interest earned on marketable securities held in Trust Account	(59,046)	(1,386,880)
Unrealized gain on marketable securities held in Trust Account	—	4,365
Deferred tax liability	(1,282)	(6,400)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	16,500	66,324
Prepaid income taxes	—	34,456
Other Receivable	22,179	(22,195)
Accounts payable and accrued expenses	460,753	15,071
Income taxes payable	(132,220)	132,220
Net cash used in operating activities	(727,559)	(560,092)

Cash Flows from Investing Activities:
Cash withdrawn for working capital purposes	—	250,000
Cash withdrawn to pay franchise and income taxes	480,000	406,313
Cash deposited for extension contribution	(2,171,460)	—
Cash withdrawn from Trust Account to redeeming stockholders	48,886,445	—
Net cash provided by investing activities	47,194,985	656,313

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	2,171,460	—
Redemption of common stock	(48,886,445)	—
Net cash used in financing activities	(46,714,985)	—
Net Change in Cash	(247,559)	96,221
Cash – Beginning	515,524	419,303
Cash – Ending	$267,965	$515,524

Non-cash investing and financing activities:
Remeasurement adjustment to amount subject to redemption	$1,613,356	$591,129

The accompanying notes are an integral part of the financial statements.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tuscan Holdings Corp. II (the “Company”) is a blank check company incorporated in Delaware on March 5, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity through December 31, 2021 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on July 11, 2019. On July 16, 2019, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 215,000 units (the “Private Units”) at a price of $10.00 per Private Unit and the sale of 2,150,000 warrants (the “Private Warrants” and, together with the Private Units, the “Private Securities”) at a price of $1.00 per Private Warrant in a private placement to Tuscan Holdings Acquisition II LLC (the “sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and its designee, generating gross proceeds of $4,300,000, which is described in Note 4.

Following the closing of the Initial Public Offering on July 16, 2019, an amount of $150,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Securities was placed in a trust account (the “Trust Account”) which were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

On July 18, 2019, the underwriters exercised their over-allotment option in full, resulting in an additional 2,250,000 Units issued on July 19, 2019 for $22,500,000, less the underwriters’ discount of $450,000. In connection with the underwriters’ exercise of their over-allotment option, the Company also consummated the sale of an additional 22,500 Private Units at $10.00 per Private Unit and the sale of an additional 225,000 Private Warrants at $1.00 per Private Warrant, generating total proceeds of $450,000. A total of $22,500,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $172,500,000.

Transaction costs amounted to $3,954,190, consisting of $3,450,000 of underwriting fees and $504,190 of other offering costs, of which $3,945,961 were charged to equity and $8,229 was expensed through the statements of operations.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Securities, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations and up to $250,000 per 12-month period for working capital requirements). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, Tuscan’s sponsor and EarlyBirdCapital (and its designee) have agreed to vote their Founder Shares (as defined in Note 5), Representative Shares (as defined in Note 8), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

The sponsor and EarlyBirdCapital (and its designee) have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares, Representative Shares and Private Shares if the Company fails to consummate a Business Combination, and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company has until June 30, 2022 (see Note 11) to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Insiders will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Insiders will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On April 14, 2021, the Company held a stockholder meeting to extend the date by which the Company has to consummate a business combination from April 16, 2021 to September 30, 2021. As part of the meeting, stockholders redeemed 2,558,740 shares of common stock for an aggregate cash balance of approximately $25,828,000.

On September 28, 2021, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from September 30, 2021 to December 31, 2021. As part of the meeting, stockholders redeemed 2,284,305 shares of common stock for an aggregate cash balance of approximately $23,059,000. As part of the extension meeting to extend the liquidation date to December 31, 2021, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 (such loan being referred to herein as the “Contribution”) for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $1,240,695 to the Company.

On December 27, 2021, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from December 31, 2021 to March 31, 2022. As part of the meeting, stockholders redeemed 3,099,310 shares of common stock for an aggregate cash balance of approximately $31,596,000. As part of the extension meeting to extend the liquidation date to March 31, 2022, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $930,765 to the Company.

Going Concern Consideration

As of December 31, 2021, the Company had $267,965 in its operating bank accounts and working capital of $59,629, excluding the redemption liability of $31,596,178, related party promissory note of 2,171,460, and Delaware franchise taxes of $406,311.

The Company will need to raise additional capital through loans or additional investments from our initial stockholders, officers or directors. If the Company is unable to raise additional capital, obtain approval for an extension of the deadline or complete a Business Combination by June 30, 2022, then the Company will cease all operations except for the purpose of liquidating. The Company has until June 30, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by the specified period. If a Business Combination is not consummated by June 30, 2022, there will be a mandatory liquidation and subsequent dissolution. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Nasdaq Notification

On January 5, 2021, the Company received a notice from the staff of the Listing Qualifications Department of Nasdaq (the “Staff”) stating that the Company was no longer in compliance with Nasdaq Listing Rule 5620(a) for continued listing due to its failure to hold an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended December 31, 2019. In accordance with Nasdaq Listing Rule 5810(c)(2)(G), the Company submitted a plan to regain compliance on February 17, 2021. Nasdaq accepted our plan and granted us an extension through June 29, 2021 to hold an annual meeting. The Company held the required annual meeting on April 14, 2021.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Cash and Marketable Securities Held in Trust Account

At December 31, 2021 and 2020, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills or as cash. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Warrant Liabilities

The Company accounts for warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. As the Private Warrants meet the definition of a derivative as contemplated in ASC 815, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Warrants for periods where no observable traded price was available are valued using a binomial lattice simulation model.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes the initial measurement of redemption value immediately as it occurs and remeasures or adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital (to the extent available) and accumulated deficit. The increases and decreases in remeasurement represent changes to temporary equity to reflect changes in redeemable stockholder value.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At December 31, 2021 and December 31, 2020, the Common stock subject to possible redemption reflected in the balance sheets are reconciled in the following table:
Common stock subject to possible redemption as of December 30, 2019	173,690,176

Plus:
Remeasurement adjustment to amount subject to redemption	591,129
Common stock subject to possible redemption as of December 30, 2020	174,281,305

Less:
Public Shares Redeemed	(80,482,623)
Add:
Remeasurement adjustment to amount subject to redemption	1,613,356
Common stock subject to possible redemption as of December 31, 2021	$95,412,038

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOLs”) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company’s financial position or statements of operations.

Net Income (Loss) Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. The Company calculates earnings per share by allocating net income to a single class of common stock. Accretion associated with the redeemable common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 11,118,750 Class A common stock in the

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts:
	Year Ended December 31,
	2021	2020
Basic and diluted net income (loss) per common stock
Numerator:
Net income (loss)	$1,776,014	$(843,428)
Denominator:
Basic and diluted weighted average shares outstanding	19,550,323	21,987,500
Basic and diluted net income (loss) per share of common stock	$0.09	$(0.04)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for warrant liabilities (see Note 10).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2020-06 effective as of January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 15,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one-half of one warrant (“Public Warrant”). On July 19, 2019, in connection with the underwriters’ exercise of the over-allotment option in full, the Company sold an additional 2,250,000 Units at a price of $10.00 per Unit. Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the sponsor and EarlyBirdCapital and its designee purchased an aggregate of 215,000 Private Units at a price of $10.00 per Private Unit, and 2,150,000 Private Warrants at a price of $1.00 per Private Warrant for an aggregate purchase price of $4,300,000. The sponsor purchased 179,638 Private Units and EarlyBirdCapital and its designee purchased an aggregate of 35,362 Private Units. In addition, the sponsor purchased 1,796,380 Private Warrants and EarlyBirdCapital and its designee purchased an aggregate of 353,620 Private Warrants. On July 19, 2019, in connection with the underwriters’ exercise of the over-allotment option in full, the sponsor and EarlyBirdCapital and its designee purchased an aggregate of 22,500 additional Private Units, of which 18,800 Private Units were purchased by the sponsor and 3,700 Private Units were purchased by EarlyBirdCapital and its designee, for an aggregate purchase price of $225,000. In addition, in connection with the underwriters’ exercise of the over-allotment option in full, the sponsor and EarlyBirdCapital and its designee purchased an aggregate of 225,000 additional Private Warrants, of which 188,000 Private Warrants were purchased by the sponsor and 37,000 Private Warrants were purchased by EarlyBirdCapital and its designee, for an aggregate purchase price of $225,000. Each Private Unit consists of one share of common stock (“Private Share”) and one-half of one warrant (“Private Warrant”). Each whole Private Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 8). The proceeds from the Private Securities were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Securities will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Securities and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In March 2019, the sponsor purchased 3,593,750 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On July 11, 2019, the Company effected a stock dividend of 0.2 share for each share outstanding (the “stock dividend”), resulting in an aggregate of 4,312,500 Founder Shares outstanding. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture by the sponsor to the extent that the underwriters’ over -allotment was not exercised in full or in part, so that the sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Units and Representative Shares) (see Note 8). All share and per-share amounts have been retroactively restated to reflect the stock dividend. In connection with the underwriters’ exercise of the over-allotment option in full, 562,500 Founder Shares are no longer subject to forfeiture.

The sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until, with respect to 50% of the Founder Shares, the earlier of one year after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Founder Shares, until the one year after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Other Receivable — Related Party

During the year ended December 31, 2021, we paid expenses on behalf of an affiliate that were mainly settled during the year ended December 31, 2021. An aggregate amount of $0 and $22,195 was due from this affiliate as of December 31, 2021 and 2020, respectively.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on July 11, 2019, through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay an affiliate of the CEO a total of $10,000 per month for office space, utilities and secretarial and administrative support. For the year ended December 31, 2021 and 2020, the Company incurred and paid $120,000 in fees for these services.

Promissory Note — Related Party

In March 2019, the Company issued an unsecured promissory note to the Company’s Chief Executive Officer (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $150,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020, (ii) the consummation of the Initial Public Offering or (iii) the date on which the Company determines not to proceed with the Initial Public Offering. Borrowings amounting to $149,000 were repaid as of December 31, 2020. Borrowings under the Promissory Note are no longer available.

On September 28, 2021, as part of the extension meeting to extend the liquidation date to December 31, 2021, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 (such loan being referred to herein as the “Contribution”) for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $1,240,695 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on September 29, 2021.

On December 27, 2021, as part of the extension meeting to extend the liquidation date to March 31, 2022, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $930,765 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on December 31, 2021. The full amount of $2,171,460 is outstanding as of December 31, 2021.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Insiders, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $750,000 of such Working Capital Loans

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

may be converted into units of the post Business Combination entity at a price of $10.00 per unit and up to $750,000 of such Working Capital Loans may be converted into warrants of the post Business Combination entity at a price of $1.00 per warrant. The units and warrants would be identical to the Private Units and Private Warrants, respectively. No working capital loans were issued or outstanding as of December 31, 2021.

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on July 11, 2019, the holders of the Founder Shares, Representative Shares, Private Securities, and any units and warrants that may be issued upon conversion of Working Capital Loans (and all underlying securities) will be entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Representative Shares, Private Securities or units and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time commencing after the Company consummates a Business Combination. Notwithstanding anything to the contrary, EarlyBirdCapital may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Initial Public Offering. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that EarlyBirdCapital may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to $6,037,500 (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at the Company’s sole discretion to other FINRA members that assist the Company in identifying and consummating a Business Combination.

On April 24, 2021, the Company held a stockholder meeting to extend the date by which the Company has to consummate a business combination from April 16, 2021 to September 30, 2021. As part of the meeting, stockholders redeemed 2,558,740 shares of common stock for an aggregate cash balance of approximately $25,828,000.

On September 28, 2021, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from September 30, 2021 to December 31, 2021. As part of the meeting, stockholders redeemed 2,284,305 shares of common stock for an aggregate cash balance of approximately $23,059,000.

On September 28, 2021, as part of the extension meeting to extend the liquidation date to December 31, 2021, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $1,240,695 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on September 29, 2021.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (cont.)

On December 27, 2021, as part of the extension meeting to extend the liquidation date to March 31, 2022, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $930,765 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination. The funds were deposited into the trust account on December 31, 2021.

Redemption Liability

On December 27, 2021, as part of the extension meeting to extend the liquidation date to March 31, 2022, where stockholders redeemed 3,099,310 shares for an aggregate cash balance of $31,596,178, which as of December 31, 2021, was not withdrawn from the Trust Account. As such, the Company has recorded a redemption liability with a corresponding decrease to common stock subject to redemption to demonstrate that the redeemable value of shares has been affected by the special meeting. The total redemption liability as of December 31, 2021 is $31,596,178.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2021 and 2020, there were 4,737,500 shares of common stock issued and outstanding, excluding 9,307,645 and 17,250,000 shares of common stock subject to possible redemption which are presented as temporary equity, respectively.

NOTE 8. WARRANT LIABILITIES

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

•        Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying the warrants.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 8. WARRANT LIABILITIES (cont.)

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Under ASC 810-40, the Public Warrants are indexed to the Company’s common stock and there is no net cash settlement for the Company, as such, the Public Warrants are classified as equity instruments.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. Under ASC 810-40, the Private Warrants are not considered to be indexed to the Company’s own stock, and thus, are classified as a liability instrument measured at fair value, with changes in fair value each period reported in earnings.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.50 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the sponsor, initial stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummated an initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

Representative Shares

On March 5, 2019, the Company issued to the designees of EarlyBirdCapital 187,500 shares of common stock (after giving effect to the stock dividend on July 11, 2019) (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost of the Initial Public Offering, with a corresponding credit to stockholders’ equity. The Company estimated the fair value of Representative Shares to be $1,094 based upon the price of the Founder Shares issued to the sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 8. WARRANT LIABILITIES (cont.)

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

NOTE 9. INCOME TAX

The Company’s net deferred tax assets/(liabilities) are as follows:
	December 31,
	2021	2020
Deferred tax liability
Net operating loss carryforward	$202,195	$—
Unrealized gain on marketable securities	—	(1,282)
Total deferred tax liability	202,195	(1,282)
Valuation Allowance	(202,195)	—
Deferred tax liability	$—	$(1,282)

The income tax provision consists of the following:
	As of December 31,
	2021	2020
Federal
Current	$—	$166,676
Deferred	(202,195)	(6,400)
State and Local
Current	—	—
Deferred	—	—

Change in valuation allowance	202,195	—

Income tax provision	$—	$160,276

As of December 31, 2021 and 2020, the Company has $962,832 and $0 U.S. federal net operating loss carryovers, respectively, available to offset future taxable income, which can be carried forward indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2021 and 2020, the change in the valuation allowance was $202,195 and $0, respectively.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 9. INCOME TAX (cont.)

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	December 31, 2021	December 31, 2020
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of warrant liabilities	(33.0)%	(44.5)%
Interest and Penalties	1.0%	0.0%
Valuation allowance	11.0%	0.0%
Income tax provision	0.0%	(23.5)%

The Company files income tax returns in the U.S. federal jurisdiction and New York and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities. The Company considers New York to be a significant state tax jurisdiction.

NOTE 10. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company had a total of $126,483,655 invested in marketable securities and a cash balance of $930,765 that was deposited into the trust account for the extension contribution described in Note 5.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account	1	$126,483,655	$174,550,466
Liabilities:
Warrant liability – Private Placement Warrants	3	$1,054,856	$3,865,313

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The Private Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The Private Warrants were initially valued using a binomial lattice, which is considered to be a Level 3 fair value measurement.

The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. The detachment of the common stock and warrants from the units occurred 52-days after the units were issued.

As of July 16, 2019, the estimated fair value of the Private Warrants was determined using a Binomial Lattice Model and based upon the following significant inputs:
Input	July 16, 2019 (Initial Measurement)
Risk-free interest rate	1.92%
Time to maturity (years)	6.0
Dividend yield	0.0%
Expected volatility	15.3%
Probability of Acquisition	80.0%
Exercise price	$11.50
Unit Price	$10.00

Subsequent Measurement

The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Private Placement Warrants was calculated using a Binomial Lattice Model which is considered a Level 3 measurement.

The key inputs into the Binomial Lattice Model for the Private Placement Warrants were as follows at December 31, 2021 and 2020, respectively:
	December 31, 2021	December 31, 2020
Risk-free interest rate	1.27%	0.40%
Time to maturity (years)	5.21	5.29
Dividend yield	0.00%	0.0%
Expected volatility	7.0%	23.1%
Probability of Acquisition	100.0%	70.0%
Exercise price	$11.50	$11.50
Unit Price	$10.21	$11.01

As of December 31, 2021 and 2020, the aggregate fair values of the Private Placement Warrants were $1.05 million and $3.87 million, respectively.

TUSCAN HOLDINGS CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of warrant liabilities:
Private Placement Warrants
Fair value as of December 31, 2020	$3,865,313
Change in fair value	(2,810,457)
Fair value as of December 31, 2021	1,054,856

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. The Company had no transfers out of Level 3.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 29, 2022, the Company held a stockholder meeting to further extend the date by which the Company has to consummate a business combination from March 31, 2022 to June 30, 2022. As part of the meeting, stockholders redeemed 6,650,144 shares of common stock for an aggregate cash balance of approximately $67,982,000. Additionally, the sponsor agreed that if the Extension Amendment Proposal was approved, it or its affiliates would lend to the Company $0.10 for each public share that was not converted in connection with the stockholder vote to approve the proposal. Accordingly, the sponsor lent an aggregate of $265,750 to the Company. The Contribution was non-interest bearing and repayable on the consummation of the Company’s business combination.

Surf Air Global Limited
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$5,843	$719
Accounts receivable, net	7	15
Prepaid expenses and other current assets	8,178	1,201
Total current assets	14,028	1,935
Restricted cash	905	855
Property and equipment, net	655	703
Intangibles, net and other assets	3,618	4,065
Operating lease right-of-use assets	717	—
Total assets	$19,923	$7,558
Liabilities, redeemable convertible preferred shares and shareholders’ deficit
Current liabilities:
Accounts payable	10,330	14,042
Accrued expenses	9,190	13,191
Deferred revenue	5,699	5,162
Operating lease liability, current	369	—
SAFE notes at fair value, current	105	19
Term note	—	11,790
Convertible notes at fair value, current	13,615	11,273
Due to related parties	90	90
Total current liabilities	39,398	55,567
Convertible notes at fair value, long term	11,876	408
SAFEs notes at fair value, long term	11,258	—
Operating lease liability	351	—
Other liabilities	7,618	5,917
Total liabilities	$70,501	$61,892
Commitments and contingencies (Note 12)
Redeemable convertible preferred shares $0.001 par value; 263,459,277 shares authorized as of June 30, 2022 and December 31, 2021; 226,974,984 and 179,329,073 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively; and aggregate liquidation preference of $177,393 and $153,094 as of June 30, 2022 and December 31, 2021, respectively	$129,516	$118,691
Stockholders’ deficit:
Class B-6s convertible preferred shares, $0.001 par value; 108,242,028 and 98,799,158 authorized shares as of June 30, and December 31, 2021, respectively; 71,478,742 and 70,606,523 shares issued and outstanding as of June 30, 2022, and December 31, 2021, respectively	3,414	3,294
Ordinary Shares, $0.001 par value; 598,428,287 and 510,778,200 shares authorized as of June 30, 2022 and December 31, 2021, respectively, 185,959,042 and 186,242,328 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	285	186
Additional paid-in capital	123,084	100,979
Accumulated other comprehensive income	—	—
Accumulated deficit	(306,877)	(277,477)
Total shareholders’ deficit	(180,094)	(173,018)
Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$19,923	$7,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Condensed Consolidated Statements of Operations and Comprehensive Loss
(In thousands)

(Unaudited)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenue	$9,296	$3,301
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization	11,209	4,538
Technology and development	1,458	1,458
Sales and marketing	2,263	1,808
General and administrative	18,137	12,083
Depreciation and amortization	515	550
Total operating expenses	33,582	20,437
Operating loss	(24,286)	(17,136)
Other income (expense):
Changes in fair value of financial instruments carried at fair value, net	(10,304)	286
Interest expense	(524)	(645)
Gain on extinguishment of debt	5,951	691
Other income (expense)	(237)	(411)
Total other expense	(5,114)	(79)
Net loss before income taxes	(29,400)	(17,215)
Income tax expense (benefit)	—	—
Net loss	$(29,400)	$(17,215)

Other comprehensive income	—
Total comprehensive loss	$(29,400)	$(17,215)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Deficit
(In thousands, except share data)
(Unaudited)

	Redeemable Convertible Preferred Shares		Class B-6s Convertible Preferred Stock		Ordinary Shares		Stockholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
Balance at December 31, 2021	179,329,073	$118,691	70,606,523	$3,294	186,242,328	$186	$100,971	$(277,477)	$—	$(173,026)
Conversion of convertible note to Class B-5 redeemable convertible preferred shares	6,215,365	441								—
Reclass of shares issued to extinguish payables	135,977	31	(135,977)	(10)						(10)
Conversion of convertible notes to Class B-6a redeemable convertible preferred shares	14,401,002	3,484								—
Conversion of related party convertible note to Class B-6a convertible preferred shares	22,313,779	6,333								—
Issuance of B-6a redeemable convertible preferred shares	472,143	250								—
Conversion of outstanding payable to Class B-6a redeemable convertible preferred shares	4,107,647	286					255			255
Conversion of debt to convertible preferred B-6s shares			1,008,196	130						130
Issuance of ordinary warrants in exchange for advisory services							567			567
Capital contribution from convertible notes from related party							1,431			1,431
Issuance of related party SAFEs							9,898			9,898
2021 RSPA grants					93,011,273	99				99
Ordinary share warrants issued in 2017 Notes conversion							38			38
Share-based compensation expense							9,924			9,924
Net loss								(29,400)		(29,400)
Balance at June 30, 2022	226,974,986	$129,516	71,478,742	$3,414	279,253,601	$285	$123,084	$(306,877)	$—	$(180,094)
	Convertible Preferred Shares		Series B-6s Convertible Preferred Stock		Ordinary Shares
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
Balance at December 31, 2020	147,818,884	$103,585	70,470,546	$3,284	153,940,086	$154	$96,072	$(241,693)	$641	$(141,542)
Conversion of convertible note to class B-5 convertible preferred shares	3,649,587	354					(19)			(19)
Reclass change in fair value due to instrument specific or risk									(641)	(641)
Conversion of debt to convertible preferred B-6s shares			135,977	10			—			10
Issuance of redeemable convertible preferred B-6a shares	16,292,723	8,726								—
Conversion of related party convertible debt to redeemable convertible preferred B-6a shares										—
2021 RSPA grants					24,933,630	25				25
Ordinary share warrants issued							791			791
Share-based compensation expense							1,720			1,720
Net loss								(17,215)		(17,215)
Balance at June 30, 2021	167,761,194	$112,666	70,606,523	$3,294	178,873,716	$179	$98,564	$(258,908)	$—	$(156,871)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(29,400)	$(17,215)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	515	550
Gain on extinguishment of debt and other liabilities	(5,951)	(691)
Share-based compensation expense	9,991	1,745
Changes in fair value of financial instruments carried at fair value, net	10,266	(286)
Amortization of debt discounts and debt issuance costs	42	—
Accounts receivable, net	8	(94)
Prepaid expenses and other current assets	(562)	397
ROU assets		—
Accounts payable	(1,249)	3,836
Due to a related party	—	(31)
Accrued expenses	177	(947)
Deferred revenue	710	1,128
Operating lease liability		—
Other liabilities	1	(2)
Net cash used in operating activities	(15,452)	(11,610)
Cash flows from investing activities:
Purchase of property and equipment	—	(62)
Purchase of intangible assets		(10)
Internal-use software development costs	(6)	(62)
Net cash used in investing activities	(6)	(134)
Cash flows from financing activities:
Proceeds from borrowings of convertible securities at fair value	14,100	—
Proceeds from borrowings of convertible notes at fair value	4,000	—
Proceeds from borrowings due to related parties	2,250	—
Proceeds from the issuance of Class B-6a redeemable convertible preferred shares	250	8,727
Proceeds from the issuance of ordinary shares	32	—
Net cash provided by financing activities	20,632	8,727
Increase (decrease) in cash, cash equivalents and restricted cash	5,174	(3,017)
Cash, cash equivalents and restricted cash at beginning of period	1,574	7,512
Cash, cash equivalents and restricted cash at end of period	$6,748	$4,495
Supplemental schedule of non-cash investing and financing activities:
Issuance of SAFE for future service	$6,416	$—
Conversion of convertible notes to Class B-6a redeemable convertible preferred shares	$9,816	$—
Issuance of B-6s convertible preferred shares for outstanding payables	$—	$10
Issuance of B-6a convertible preferred shares for outstanding payables	$286	$—
Purchases of property and equipment included in accounts payable	$96	$82
Conversion of 2017 Notes to Class B-5 redeemable convertible preferred shares	$—	$368
Issuance of ordinary share warrants for 2017 note conversion	$—	$758
Accounts payable balance exchanged for convertible notes at fair value	$—	$75

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business

Organization

Surf Air Global Limited is a British Virgin Islands holding company and was formed on August 15, 2016. Surf Air Global Limited, together with its consolidated subsidiaries are collectively referred to hereafter as “Surf Air” or the “Company”.

Surf Air is a technology-enabled, regional air travel network offering daily scheduled flights and on-demand charter flights.

Surf Air’s customers consist of regional business and leisure travellers. Surf Air is headquartered in Hawthorne, California and commenced flight operations in June 2013.

Liquidity and Going Concern

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of June 30, 2022. As discussed in Note 12, Commitments and Contingencies, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $4.4 million is included as accrued liabilities on the balance sheet as of June 30, 2022. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.0 million as of June 30, 2022.

As of June 30, 2022, the Company was also in default of the payments related to certain Simple Agreements for Future Equity (“SAFE”) note (see Note 8, Financing arrangements). The 2017 Convertible Note had an outstanding principal of $3.9 million and accrued interest of $5.8 million as of June 30, 2022. The 2020 Convertible Note had an outstanding principal of $0.6 million as of December 31, 2021. The SAFE note had an outstanding principal of $0.5 million as of June 30, 2022. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs. (see Note 8, Financing arrangements).

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business (cont.)

The Company has funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and common share financing arrangements. The Company is evaluating strategies to obtain the additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with hybrid electric aircraft and reducing funding of capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The information herein reflects all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary to fairly present the results for the periods presented. The results for the interim period are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

Basis of Presentation and Principles of Consolidation

The condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the assets, liabilities and operating results of Surf Air. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period.

On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition and related allowances, valuation allowance on deferred tax assets, certain accrued liabilities, useful lives and recoverability of long-lived assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, assumptions underlying convertible notes and convertible securities carried at fair value and share-based compensation. These estimates may change as new events occur and additional information is obtained and are recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, the Company cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows, or financial condition. As of the date of issuance of the condensed consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, its judgments, or the carrying value of its assets or liabilities.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of June 30, 2022 and December 31, 2021, the Company’s accounts receivable balance is primarily comprised of pending transactions with credit card processors. For the six months ended June 30, 2021 and 2021, no individual customer accounted for 10% or more of the Company’s revenues.

Leases

Arrangements are analyzed at inception to determine the existence of a lease. Right-of-use assets (ROUAs) represent the right to use the underlying asset and lease liabilities represent the obligation to make lease payments for the lease term. Operating lease ROUAs and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised. ROUAs and operating lease liabilities are reported in on the Condensed Consolidated Balance Sheet. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is classified as Amortization Expense.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects payments from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually either over the contract term, or when services have been provided. The Company meets performance obligations associated with all deferred revenue during the succeeding 12-month period. Accordingly, deferred revenue is classified within current liabilities in the accompanying Consolidated Balance Sheets.

During the six months ended June 30, 2022 and 2021, the Company recognized revenue of $2.3 million and $1.9 million, respectively, out of the beginning of year deferred revenue balance.

The following table presents remaining performance obligations for contractually committed revenues as of June 30, 2022: (in thousands):

Amount
2022	$629
Total	$629

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. The Company adopted ASU 2016-02 effective January 1, 2022 using the modified retrospective transition method.

Note 3. Intangible Assets, Net and Other Assets

On May 18, 2021, the Company executed two service agreements with Palantir Technologies Inc. to obtain access to their software: a Master Subscription Agreement for the term of 12 months and Product Order Form for the term of seven years commencing on the effective date. The agreement identifies two phases; an Initial Term from May 18, 2021 through June 30, 2023 with a cost of $11 million and an Enterprise Term from July 1, 2023 to May 7, 2028 with a cost of $39 million, for a total software cost of $50 million excluding applicable infrastructure costs and sales taxes. Through the date of this report, Palantir provided $2 million of services under the software master subscription agreement. During February 2022, the Company issued 3,777,148 Class B-6a redeemable convertible preferred shares as consideration for the settlement of a liability associated with the $2 million of services provided by Palantir during 2021.

Below is a summary of intangible assets, net and other assets: (in thousands)

	June 30, 2022	December 31, 2021
Trademarks	7,060	7,060
Software	2,967	2,967
Other intangibles	249	242
Intangible assets, gross	10,276	10,269
Accumulated amortization	(8,625)	(8,326)
Other assets	1,967	2,122
Intangible, net and other assets	$3,618	$4,065

For the six months ended June 30, 2022 and 2021, amortization expense for intangible assets was $0.4 million, and $0.3 million, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Condensed Consolidated Statements of Operations and Other Comprehensive Loss.

The Company capitalized $121 thousand and $62 thousand of costs incurred to enhance the functionality of its internal-used software platforms as of June 30, 2022 and December 31,2021, respectively.

As of June 30, 2022, the weighted average remaining useful life of the intangible assets was approximately 3 years. The future expected amortization expense of the intangible assets held at June 30, 2022 is as follows: (in thousands)

Expected future amortization:	Amount
Remainder of 2022	$312
2023	624
2024	593
2025	122
2026	—
Thereafter	—
Total	$1,651

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 4. Property and Equipment, net

As of June 30, 2022 and December 31, 2021, property and equipment, net consisted of the following: (in thousands)

	June 30, 2022	December 31, 2021
Furniture and fixtures	$91	$90
Equipment and vehicle	167	154
Internal-use software	579	458
Leasehold improvements	656	622
Property and equipment, gross	1,493	1,324
Accumulated depreciation	(838)	(621)
Property and equipment, net	$655	$703

The Company recorded depreciation expense on property and equipment of $144 thousand and $138 thousand for the six months ended June 30, 2022 and 2021, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss.

Note 5. Leases

Leases primarily pertain to certain controlled aircraft, corporate headquarters, and operational facilities, including space in aircraft hangars, which are primarily accounted for as operating leases. The Company currently lease its corporate headquarters and adjacent aircraft hangar totaling lease expense of $303 thousand for both six months ended June 30, 2022 and 2021, respectively. The corporate headquarter and aircraft hanger leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the lease does not contain contingent rent provisions or renewal options. This lease includes both lease components (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs), which are accounted for as a single lease component as the Company has elected the practical expedient to group lease and non-lease components for all leases. Upon adoption of Topic 842 on January 1, 2022, the Company recognized an operating lease right-of-use asset of $0.7 million and a corresponding lease liability of $0.7 million, using a discount rate of 7.5%, which reflects the Company’s incremental borrowing rate for a similar asset and similar term as of the date of adoption.

The operating lease cost recognized for the six months ended June 30, 2022 and 2021 was $0.9 million for each period.

Supplemental information related to the operating leases is as follows: (in thousands)

June 30, 2022
Assets
Operating lease right-of-use assets	$717
Liabilities
Lease liabilities (short-term)	369
Lease liabilities (long-term)	351
Total operating lease liabilities	$720

As of June 30, 2022 and December 31, 2021, the Company had four and six noncancellable aircraft operating lease agreements, respectively, for Pilatus PC-12 aircraft with various lease terms ending through July 2022, of which four of the aircraft leases were leased from Park Lane Investments, LLC (“Park Lane”) a related party of the Company (see Note 17, Related party balances and transactions). The lease from Park Lane was extended to July 2023. At the end of the lease term, the aircraft are returned to the lessor at the Company’s expense.

The Company recorded rent expense of $0.6 million and $1.0 million related to aircraft leases for the six months ended June 30, 2022 and 2021, respectively, and was recorded as part of Cost of revenue, exclusive of depreciation and amortization in the Company’s Condensed Consolidated Statements of Operations and Other Comprehensive Loss.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 5. Leases (cont.)

Future minimum payments under noncancelable aircraft operating lease agreements under ASC 842 as of June 30, 2022 are as follows: (in thousands)

Amount
2022 (reminder of year)	$600
2023	700
2024	—
2025	—
2026	—
Total lease payment, undiscounted	1,300
Less: imputed interest	—
Total	$1,300

Future minimum payments under noncancelable aircraft and non-aircraft operating lease agreements under ASC 840 as of December 31, 2021 are as follows (in thousands):

Amount
2022	$1,578
2023	940
2024	229
2025	19
2026	—
Total	$2,766

Note 6. Accrued Expenses

Accrued expenses consisted of the following: (in thousands)

	June 30, 2022	December 31, 2021
Accrued compensation and benefits	$431	$476
Excise and other taxes payables	4,962	3,768
Interest and commitment fee payable	—	3,257
Reserve for settlement for non-accredited investors	399	872
Accrued Monarch legal settlement (Note 12)	1,314	1,314
Accrued services payable	1,181	2,392
Other accrued liabilities	903	1,119
Total accrued expenses	$9,190	$13,199

Note 7. Paycheck Protection Program Loan

On April 23, 2020, the Company borrowed an aggregate amount of $719 thousand under the U.S. government assisted Paycheck Protection Program (the “PPP”) under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020 as a result of the COVID-19 pandemic. The Loan, which was in the form of a Promissory Note dated April 23, 2020, bears interest at a rate of 1.0% per annum, and is payable monthly commencing on November 23, 2020. The Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the Loan agreement, proceeds from the Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the aggregate amount of the Loan to cover qualifying payroll and payroll related benefit payments during the loan’s qualifying period. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In February of 2021, the Company requested for full forgiveness of the aggregate loan amount of $719 thousand and was provided full forgiveness on March 19, 2021.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 7. Paycheck Protection Program Loan (cont.)

In March 2021, the Company borrowed an additional $718 thousand under the PPP. The loan is in the form of a Promissory Note and the covered period of the loan is from March 31, 2021 to June 30, 2021. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In September 2021, the Company requested for full forgiveness for the aggregate loan amount of $718 thousand and was provided full forgiveness for the loan amount of $718 thousand by the SBA in October 2021.

Note 8. Financing Arrangements

Fair Value of Convertible Instruments

Fair value of all the convertible instruments: (in thousands)

	Fair Value at
	June 30, 2022	December 31, 2021
2017 Convertible Note	$13,619	$8,709
2020 Convertible Note	679	395
2021 Convertible Note	—	2,577
Partners for Growth convertible note	11,197	—
Total convertible notes	25,491	11,681
Coin Circle SAFE	105	19
ParkLane SAFE	2,551
LamVen SAFE	2,244	—
iHeart SAFE	3,402	—
Palantir SAFE	3,061	—
Total SAFE notes	11,363	19
Total convertible instruments	$36,854	$11,700

2017 Convertible Notes

During 2017 and 2018, Surf Air issued an aggregate of $6.6 million of convertible notes under the June 2, 2017, convertible note purchase agreement, as amended on various dates through December 31, 2020 (the “2017 Notes”).

On March 24, 2021, the 2017 Notes with the total amount of principal and accrued interest of approximately $1.4 million were converted into 3,649,587 Class B-5 Preferred shares (at $0.38 conversion price).

On February 15, 2022, the above 2017 Notes with the total amount of principal and accrued interest of approximately $2.4 million were converted into Preferred Class B-5 shares, at the Lenders’ election at the request of the Assignee. As a result of conversion, borrower received from the Lenders 6,215,365 Class B-5 Preferred Shares (at $0.38 conversion price).

The fair value of the 2017 Notes as of June 30, 2022 and December 31, 2021 was $13.6 million and $8.7 million, respectively. Increases in fair value of the 2017 Notes, including accrued interest, $1.0 million were recognized during six months ended June 30, 2022, within Changes in fair value of financial instruments carried at fair value, net, on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

2020 Convertible Note

On May 1, 2020, the Company entered into a convertible promissory note agreement (the “2020 Note”) with a vendor for a principal amount of $541 thousand. On September 30, 2020, the Company entered into an amendment to the 2020 Note increasing the principal amount to $557 thousand in exchange for additional services.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 8. Financing Arrangements (cont.)

On March 26, 2021, the Company amended the 2020 Note. The note matures in April, 2023, with an interest rate of 6.25%. This amendment increased the principal from $557 thousand to $633 thousand for value received. With accrued interest, the face value of the 2020 Note was $395 thousand as of December 31, 2021. The Company elected to account for this instrument at issuance at fair value. The fair value as of June 30, 2022 was $679 thousand.

2021 Convertible Note

During 2021, Surf Air issued an aggregate of $4.45 million of convertible notes under the May 12, 2022 (which is effective October 8, 2021), convertible note agreement, (the “2021 Note”). The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. Convertible notes at fair value on the Consolidated Balance Sheets as of December 31, 2021 were $2.6 million. During 2022, the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

Partners for Growth Convertible Note

On May 17, 2022, Surf Air Global Ltd (the “Company”) and Partners for Growth V, LP (“PFG”) entered into a SAFE instrument in which the Company agreed to sell to PFG up to a number of common shares having an aggregate value of USD $15.2 million in full satisfaction of amounts currently owed to PFG. The fair value as of June 30, 2022 is $11.2 million.

SAFE Notes at Fair Value

The Company’s SAFE’s are carried at fair value and are Simple Agreements for Future Equity (SAFE instruments).

On May 17, 2022, Surf Air and LamVen, a related party, entered into a simple agreement for future equity (the “LamVen SAFE”) in the total amount of $7.5 million, pursuant to which LamVen provided Surf Air with an investment advance of $6.6 million. The balance of $900 thousand is expected to be received by December 31, 2022. The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned a special purpose acquisition company (“SPAC”) Transaction. The fair value as of June 30, 2022 is $2.3 million.

On May 17, 2022, Surf Air and Park Lane, a related party, entered into a simple agreement for future equity (the “Park Lane SAFE”), pursuant to which, Park Lane provided Surf Air with an capital contribution of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction. The fair value as of June 30, 2022 is $2.6 million.

On May 17, 2022, the Company and iHeart Media entered into a SAFE in which the Company agreed to sell to iHeart Media up to a number of common shares having an aggregate value of $10 million in exchange for future services from iHeart Media (“iHeart SAFE”). The Company recognized for future services at fair value on the balance sheet as the prepaid expense. The fair value of this SAFE as of June 30, 2022 is $3.4 million.

On June 30, 2022, the Company and Palantir entered into a SAFE in which the Company agreed to sell to Palantir up to a number of common shares having an aggregate value of $9 million in exchange for services from Palantir (“Palantir SAFE”). The Company recognizes the future services at fair value on the balance sheet as the prepaid expense. The fair value of this SAFE as of June 30, 2022 is $3.1 million. The maturity date for this SAFE is June 30, 2024.

The Company determined that the SAFE notes should be classified as a liability based on evaluating the characteristics of the instrument, which contained both debt and equity-like features. As such, the Company recorded the fair value of the SAFE notes as a current liability on its balance sheet upon its issuance. Subsequent changes in the fair value of the SAFE notes will be recorded in earnings as part of changes in fair value of financial instruments carried at fair value within the Condensed Consolidated Statement of Operations and Comprehensive Loss.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 8. Financing Arrangements (cont.)

As of June 30, 2022, outstanding SAFE instruments, both current and long term, had a fair value of $11.3 million. $8.8 million had been recorded as a loss on changes in fair value within the Condensed Consolidated Statement of Operations and Comprehensive Loss for the six-months ended June 30, 2022.

The maturity date for all the SAFEs issued on May 17, 2022 is May 17, 2024.

Note 9. Fair Value Measurements

The following tables summarize the Company’s financial liabilities that are measured at fair value on a recurring basis in the condensed consolidated financial statements (in thousands):

	Fair Value Measurements at June 30, 2022 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	—	—	$25,491	$25,491
Preferred shares warrant liability	—	—	—	—
SAFE notes	—	—	11,363	11,363
GEM derivative liability	—	—	1,984	1,984
Total financial liabilities	$—	$—	$38,838
	Fair Value Measurements at December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	—	—	$11,681	$11,681
Preferred shares warrant liability	—	—	9	9
SAFE notes	—	—	19	19
GEM derivative liability	—	—	435	435
Total financial liabilities	$—	$—	$12,144

The following table provides a reconciliation of activity and changes in fair value for the Company’s convertible loans and redeemable convertible preferred stock warrant liability using inputs classified as Level 3 (in thousands):

	Convertible Notes at Fair Value	Preferred Shares Warrant Liability	SAFE notes at fair value	GEM
Balance at January 1, 2021	$9,074	$35	$37	$650
Issuance of convertible notes		—	—	—
Conversion of convertible notes to preferred shares	75	—	—	—
Gain (loss) from extinguishment	(354)	—	—	—
Change in fair value	(30)	(21)	(20)	(216)
Balance at June 30, 2021	8,765	14	17	434
	Convertible Notes at Fair Value	Preferred Shares Warrant Liability	SAFE notes at fair value	GEM
Balance at December 31, 2021	11,681	14	17	435
Issuance of convertible notes	3,524	—	11,258	—
Conversion of convertible notes to preferred shares	(9,589)	—	—	—
Conversion of PFG liability to convertible note	11,197	—	—	—
Change in fair value	8,678	(9)	86	1,549
Balance at June 30, 2022	$25,491	$5	$11,361	$1,984

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 9. Fair Value Measurements (cont.)

The estimated fair values of these financial liabilities was determined utilizing a model that entails determination of the fair value based upon an analysis of probability weighted possible future outcomes. The fair values of the convertible notes, preferred shares warrant liabilities, SAFE notes and derivative liability were based on the values of the convertible notes, warrants, SAFE’s and derivative upon conversion due to the weighted probability associated with certain events, which in the Company’s case, are sale of the Company or becoming a public company through a de-SPAC transaction. Significant unobservable inputs used in the valuation models as of June 30, 2022 and December 31, 2021 were as follows:

	June 30,	December 31,
	2022	2021
SPAC probability	25%	8%
Lack of marketability	32%	32%
Discount rates used in the sale scenario for debt instruments	35% – 40%	35% – 40%
Discount rates used in the SPAC scenario	30%	30%
Probability weighted volatility	128%	144%

Note 10. Term Notes

On May 17, 2022, the 2017 Term Note was converted, via a payoff letter, into SAFE instruments that allow for the purchase of a total of $15.2 million of the Company’s common stock following a qualifying exchange event, defined as any qualified financing, initial public offering, reverse merger, or change in control. In the event that the Company’s contemplated SPAC transaction does not close by December 31, 2022, the holders have an option to revert the SAFE instruments back to the original terms of the 2017 Term Note.

As of December 31, 2021, the Term note has a carrying balance of $11.8 million which includes $2.3 million of convertible note.

The Company has accounted for the SAFE instrument conversion as the addition of a substantive conversion feature to the 2017 Term Note, which results in the extinguishment of the 2017 Term Loan and a simultaneous reissuance of a similar debt instrument with an equity conversion option. The Company has recorded a gain of extinguishment of debt of $4.0 million for the six months ended June 30, 2022. The combined instrument, valued at $11.2 million, has been recorded as part of convertible securities at fair value (current) within the June 30, 2022 Condensed Consolidated Balance Sheet.

Note 11. Warrants

Preferred Share Warrants

The Company issued warrants to purchase Class B-2 redeemable convertible preferred shares in conjunction with the Class B-2 Preferred Share Purchase Agreement dated August 15, 2016, Class B-3 redeemable convertible preferred shares in conjunction with the Class B-3 Preferred Share Purchase Agreement dated February 6, 2018, and Class B-4 redeemable convertible preferred shares in conjunction with the Class B-4 Preferred Share Purchase Agreement dated November 1, 2018 and Security Purchase and Exchange Agreements dated September and November 2018. The preferred share warrants are liability classified and recorded within other liabilities on the Condensed Consolidated Balance Sheets.

The changes in carrying amounts of warrant liabilities were as follows: (in thousands)

	June 30, 2022	December 31, 2021
Warrant liabilities, beginning of the year	$9	$35
Change in fair value of warrants	(9)	(26)
Warrant liabilities, end of period	$—	$9

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 11. Warrants (cont.)

Ordinary Share Warrants

Warrants were issued by the Company in connection with debt and equity capital raising transactions, as well as part of debt restructuring activities.

As of June 30, 2022 and December 2021, total outstanding ordinary share warrants issued by the Company were 105,917,921 and 99,547,276, respectively.

Note 12. Commitments and Contingencies

Operating Lease Commitments — Facilities

At June 30, 2022 and 2021, Surf Air leased aircraft hangar/tie-down space and related office space for operations via various short-term rental agreements at four and six locations, respectively. The Company recorded rent expense in the amount of $303 thousand and $303 thousand for the six months ended June 30, 2022 and 2021, respectively, related to these agreements.

Future minimum payments under noncancelable non-aircraft operating lease agreements, as of June 30, 2022 $687 thousand and $866 thousand through December 31, 2021. At the conclusion of the original lease terms, two leases were extended on a month-to-month basis.

Share Purchase Agreement with GEM

During 2020, the Company entered into a Share Purchase Agreement (“SPA”) with GEM Global Yield LLC SCS (“GEM”) and an entity affiliated with GEM to provide incremental financing in the event the Company completes a business combination transaction with a SPAC. Pursuant to the SPA, GEM is required to purchase ordinary shares of the Company at a discount to then fair value up to $200.0 million, and in return the Company agreed to pay a total commitment fee of $2.0 million payable in installments at the time of each purchase of ordinary shares or no later than one year from the anniversary of the SPAC transaction and issued a forward contract for GEM to purchase 0.75% of the Company’s fully diluted ordinary shares outstanding upon completion of business combination transaction with a SPAC at an exercise price of $0.01 per ordinary share. The Company has accounted for the arrangement as a derivative financial instrument which is recorded at fair value each period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Condensed Consolidated Statements of Operations and Other Comprehensive Loss.

The Company estimated the fair value at June 30, 2022 and December 31, 2021 to be $0.4 million, which was recognized within Other liabilities on the Consolidated Balance Sheets.

In May 2022, SPA was amended to increase the facility to $400.0 million with the same terms.

Guarantees

The Company agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes its insurance would cover any liability that may arise from the acts of its officers and directors and as of June 30, 2022, the Company is not aware of any pending claims or liabilities.

The Company entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of its activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations Surf Air has made with regards to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 12. Commitments and Contingencies (cont.)

Legal Contingencies

In 2017, the Company acquired Rise U.S. Holdings, LLC (“Rise”). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC, (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the “Rise Parties”), were served with a petition for judgment by Menagerie Enterprises, Inc. (“Monarch Air”), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of the Monarch Air Flight Services Agreement, which occurred prior to the Company’s acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract, and breach of fiduciary duty. The Company was not named as a party in the lawsuit. During 2018 and 2019, certain summary judgements were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1 million, pre-judgment interest of $230 thousand, attorneys’ fees of $61 thousand and court costs of approximately $3 thousand. Since then, Monarch Air has been conducting post-judgment discovery to which the Company has timely responded. The full settlement had been accrued within Accrued expenses on the Condensed Consolidated Balance Sheets by the Company as of June 30, 2022 and December 31, 2021.

Surf Air is also a party to various claims and matters of litigation incidental to the normal course of its business.

Federal Excise Tax Commitment

On May 15, 2018, Surf Air received notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest is $4.4 million and $3.8 million as of June 30, 2022 and December 31, 2021, respectively.

Note 13. Convertible Preferred Shares

The following table presents information about the Company’s convertible preferred share as of June 30, 2022: (in thousands except share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Issuance Price	Liquidation Preference
Class Seed	1,866,056	1,866,056	$838	$0.54	$1,000
Class A-1	1,930,155	1,380,217	1,525	1.12	1,546
Class A-2	2,820,319	1,197,296	1,840	1.54	1,840
Class A-3	9,070,476	6,206,269	6,192	1.00	6,206
Class A-4	552,804	552,804	675	1.30	716
Class A-5	15,646,415	15,400,417	4,447	1.11	17,155
Class B-1	14,934,552	14,934,552	20,000	1.34	20,000
Class B-2	25,000,000	24,194,129	30,768	1.71	41,295
Class B-3	2,000,000	1,464,728	2,213	1.71	2,500
Class B-4	6,000,000	3,671,818	5,361	1.71	6,267
Class B-5	33,638,500	25,356,068	6,240	0.38	9,635
Class B-6a	150,000,000	130,750,630	38,593	0.53	69,232
	263,459,277	226,974,984	118,692		177,393
Class B-6s	108,242,028	71,478,742	3,294		—
Total	371,701,305	298,453,726	$121,986	—	$177,393

____________

*        The Class B-6s redeemable convertible preferred shares have no liquidation preference and are pari passu to the ordinary shares upon a liquidation event.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 13. Convertible Preferred Shares (cont.)

During six months ended June 30, 2022, the Company converted outstanding payable of $2.0 million into 3,777,148 shares of B-6a redeemable convertible preferred shares.

During six months ended June 30, 2022, The Company converted outstanding payable $534 thousand into 1,008,196 shares of B-6s convertible preferred shares.

Note 14. Disaggregated Revenue

The disaggregated revenue were as follows:

(in thousands)

	Six Months Ended June 30,
	2022	2021
On-Demand	$6,827	$929
Scheduled	2,469	2,372
Total revenue	$9,296	$3,301

Note 15. Share-Based Compensation

On August 15, 2016, the Company’s Board of Directors adopted the Surf Air Global Limited 2016 Equity Incentive Plan (“2016 Plan”).

The Company uses the Black-Scholes option valuation model, which was developed for use in estimating the fair value of options. Option valuation models require the input of highly complex and subjective variables including the expected life of options granted and the Company’s expected stock price volatility over a period equal to the expected life of the options.

Share Options

The share options have various terms and vesting periods, ranging from one year to four years. A summary of share option activity under the 2016 Plan is set forth below:

	Number of Stock Options Outstanding	Weighted Average Grant Date Fair Value Per Share	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2021	10,806,791	$0.13	$8.48	$196	$0.22
Granted	14,443,540	$0.13
Exercised	(10,000)	$0.04
Canceled	(40,000)	$0.04			$0.06
Outstanding at June 30, 2022	25,200,331	$0.17	$8.80	$123	$0.16
	Number of Stock Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (in years)
Outstanding at June 30, 2022	25,200,331	$0.16	$123	8.80
Exercisable at June 30, 2022	11,473,470	$0.16	$123	8.80

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 15. Share-Based Compensation (cont.)

Restricted Stock Units

A summary of RSU activity under the 2016 Plan is set forth below:

	Number of Restricted Share Units	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs at December 31, 2021	4,937,535	$0.33
Granted	—
Vested	—
Canceled	—
Unvested RSUs at June 30, 2022	4,937,535	$0.33

Restricted Share Purchase Agreement

From August 26, 2020, through to June 30, 2022, the Company issued restricted shares for either cash or promissory notes. For awards with vesting conditions, the restricted shares contain a repurchase option that allows the Company to buy back the shares at the lower of cost or fair value of the shares at the date of buy-back when an employee terminates service.

A summary of RSPA activity under the 2016 Plan is set forth below:

	Number of Restricted Share Purchase Agreements	Weighted Average Grant Date Fair Value per RSU
Unvested RSPAs at December 31, 2021	75,689,677	$0.10
Granted	17,024,152	$0.09
Vested	(13,404,009)	$0.06
Forfeited	(6,182,259)	$0.10
Unvested RSPAs at June 30, 2022	73,127,561	$0.10

Restricted Share Grant

A summary of RSGA activity under the 2016 Plan is set forth below:

	Number of Restricted Share Grant Agreements	Weighted Average Grant Date Fair Value per RSU
Unvested RSGAs at December 31, 2021	1,768,500	$0.08
Granted	82,462,666	$0.09
Vested	—	—
Forfeited	—	—
Unvested RSGAs at June 30, 2022	84,231,166	$0.10

During the six months ended June 30, 2022, the Company granted fully vested 82,462,666 RSGAs to executives and board members.

During the year ended December 31, 2021, the Company made twelve RSGA grants of total of 2,112,418 shares to certain employees. The grant date fair value is $119 thousand.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 15. Share-Based Compensation (cont.)

These were issued related to provision of employee services and were fully-vested at date of grant and do not contain vesting conditions. Until such time as the Company exercises the right of first refusal, the grantee has all the rights of a shareholder with respect to voting, liquidation rights and receipt of dividends. The restricted shares and related stock compensation charge is recorded at fair value in full at the date of grant.

There is no Company repurchase option unless the Company exercises its Right of First Refusal. After delivery of notice to the Company of intended disposition of the shares by the employee, the Company has the option to repurchase the shares from the employee on the same terms indicated on the disposal form.

Note 16. Income Taxes

For the six months ended June 30, 2022 and June 30, 2021, the Company was subject to current minimum state taxes in California and current state taxes in Texas.

The Company recognizes deferred income taxes for deferred tax benefits arising from NOL carryforwards and temporary differences between book and tax income, which will be recognized in future years as an offset against future taxable income. A valuation allowance is provided to offset deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of existing taxable temporary differences, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. As of the six months ended June 30, 2022 and June 30, 2021, Management has evaluated all positive and negative evidence to determine that it is appropriate to record a full valuation allowance on the Company’s deferred tax assets, as Management does not believe that it is more likely than not that the deferred tax assets will ultimately be realized.

We recognize the impact of a tax position in our financial statements if the tax position is more likely than not to be sustained upon examination and on the technical merits of the position. Based on our evaluation, we have concluded that for the six months ended June 30, 2022 and June 30, 2021, that there are no unrecognized tax benefits. We do not anticipate a significant change in the Company’s unrecognized tax benefits in the foreseeable future.

The Company files tax returns in the United States (federal and state). There were no open income tax examinations as of June 30, 2022 and June 30, 2021, respectively.

Note 17. Related Party Balances and Transactions

As of June 30, 2022 and December 31, 2021, the Company owed $90 thousand to LamVen. Amounts due to LamVen are included within “Due to related parties” on the Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021.

On May 15, 2022, the Company issued a convertible note in exchange for cash to LamVen with a value of $1.3 million, which was scheduled to mature on the earlier of December 31, 2022 or the date on which the note is otherwise accelerated as provided for in the Agreement. During 2022, the convertible note converted into 4,972,444 B-6a redeemable convertible preferred shares.

On May 17, 2022, Surf Air and LamVen entered into a simple agreement for future equity (the “LamVen SAFE”), pursuant to which LamVen provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned in the event the Company completes a business combination transaction with a special purpose acquisition company (“SPAC”).

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 17. Related Party Balances and Transactions (cont.)

Convertible notes at fair value on the Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021 include $11.7 million and $6.2 million, respectively, of 2017 Notes due to LamVen.

During 2021, Surf Air issued an aggregate of $4.5 million of convertible 2021 Notes under the May 12, 2022 (which is effective October 8, 2021), convertible note agreement, (the “2021 Note”). The 2021 Note was issued to Lam Jam for cash. The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. Convertible notes at fair value on the Consolidated Balance Sheets as of December 31, 2021 were $2.6 million. During 2022 the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

As of December 31, 2019, the Company owed $6.0 million to Park Lane, an entity affiliated with an officer of the Company, for short term loans made by Park Lane to the Company during 2019. On April 7, 2020, the Company entered into a convertible Secured Promissory Note Agreement with Park Lane (“2020 SPNA”) under which the loans made during 2019 were exchanged for a secured convertible loan aggregating $7.5 million. On December 15, 2020, principal and accrued interest on the secured promissory note of $7.6 million were converted into a total of 15,110,962 Class B-6a redeemable convertible preferred shares. During 2021, Park Lane contributed $0.4 million in cash towards the SPNA which was immediately converted to 834,566 of B-6a preferred convertible stock.

During 2021, Park Lane purchased an additional $5.0 million in Class B-6a redeemable convertible preferred shares of Surf Air, totaling 9,442,871 Class B-6a redeemable convertible preferred shares.

On May 17, 2022, Surf Air and Park Lane entered into a simple agreement for future equity (the “Park Lane SAFE”), pursuant to which, Park Lane provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction.

Note 18. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to June 30, 2022 through October 24, 2022 the date the condensed consolidated financial statements were available for issuance.

In September 2022, the Company issued 1,889,823 Series B-6a redeemable convertible preferred shares to an existing investor in exchange for $1 million.

In September 2022, the Company issued SAFE in exchange for an investor’s payment of the $100 thousand issue price.

Licensing, Exclusivity and Aircraft Purchase Arrangements

On July 6, 2021, Textron Aviation Inc. and one of its affiliates (“Textron”), entered into license, sales and marketing and aircraft purchase agreements with the Company, which are only effective as of the first trading date of shares of common stock of SAM or its affiliate (“Effective Date”) on a national securities exchange following a business combination with a SPAC.

The licensing agreement grants Surf Air a nonexclusive license to certain technical Information and intellectual property for the purpose of developing an electrified propulsion system for the Caravan aircraft, and to assist in obtaining Supplemental Type Certificates (“STC”) from the Federal Aviation Administration (“FAA”), including any foreign validation by any other aviation authority, for electrified propulsion upfits/retrofits of the Caravan aircraft. Upon the effectiveness of the license agreement, the Company will make an initial license fee payment of $25 million. In addition, the license agreement requires Surf Air to make scheduled payments of annual license sustaining fees

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 18. Subsequent Events (cont.)

totaling up to $35 million to Textron based on the issuance of STCs from the FAA over the 8-year term of the license payment period. Furthermore, Surf Air will earn a $200 thousand credit for each Caravan order in excess of 100 units, which may be applied towards unpaid annual license sustaining fees in the contract year the credit is earned.

The Company entered into an amendment to the aircraft purchase agreement on March 16, 2022, whereby the Company has the right to terminate the aircraft purchase agreement upon written notice to Textron if (a) the New Effective Date (the second amendment below) does not occur on or prior to April 30, 2022, or (b) the listing of SAM shares (upon the closing of a business combination with a SPAC) does not occur on or prior to December 31, 2022.

On September 15, 2022 the Company entered into the second amendment to the aircraft purchase agreement. The terms of the amendment are the same as the previous agreement, except for updated pricing per aircraft.

Jetstream Agreement

On October 10, 2022, Surf Air Mobility Inc. (SAM) and Jetstream Aviation Capital, LLC (Jetstream) entered into a Master Agreement (the “Jetstream Agreement”) that provides for a sale and/or assignment of purchase rights of aircraft from SAM to Jetstream and the leaseback of such aircraft from Jetstream to SAM within a maximum aggregate purchase amount of $450 million, including a $120 million total minimum usage obligation for SAM.

The agreement further provides SAM and Jetstream will endeavor to co-market SAM’s electrified powertrain technology to Jetstream’s other customers and lessees. Subject to further negotiation and entry into definitive agreements, Jetstream also intends to commit to acquire up to 50 hybrid-electrified powertrains per year for five years. The powertrains will be installed in Jetstream’s aircraft and leased to other customers, subject to certain thresholds and governmental approval processes. Both parties will endeavor to collaborate on potentially developing a co-financing platform pursuant to which SAM may offer leasing terms to its third-party service operators.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Surf Air Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Surf Air Global Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in redeemable convertible preferred shares and shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, negative cash flows from operating activities, has a working capital deficit, and is in default of certain excise and property taxes as well as certain debt obligations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
October 24, 2022

We have served as the Company’s auditor since 2021.

Surf Air Global Limited
Consolidated Balance Sheets
as of December 31, 2021 and 2020
(in thousands)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$719	$7,397
Accounts receivable, net	15	161
Prepaid expenses and other current assets	1,201	813
Total current assets	1,935	8,371
Restricted cash	855	115
Property and equipment, net	703	600
Intangibles, net and other assets	4,065	2,620
Total assets	$7,558	$11,707
Liabilities, redeemable convertible preferred shares and shareholders’ deficit
Current liabilities:
Accounts payable	14,042	8,794
Accrued expenses	13,191	11,550
Deferred revenue	5,162	3,079
Term notes	11,790	11,314
Convertible notes at fair value, current	11,273	8,677
SAFEs at fair value, current	19	37
Due to related parties	90	121
Total current liabilities	55,567	43,572
Convertible notes at fair value, long term	408	397
Other long term liabilities	5,909	5,695
Total liabilities	$61,892	$49,664
Commitments and contingencies (Note 12)
Redeemable convertible preferred shares $0.001 par value; 263,459,277 and 199,673,677shares authorized as of December 31, 2021 and 2020, respectively; 179,329,073 and 147,818,884 shares issued and outstanding as of December 31, 2021 and 2020, respectively; and aggregate liquidation preference of $153,094 and $136,955 as of December 31, 2021 and 2020, respectively	$118,692	$103,585
Shareholders’ deficit:
Class B-6s convertible preferred shares, $0.001 par value; 98,799,158 authorized shares as of December 31, 2021 and 2020, 70,606,523 and 70,470,523 shares issued and outstanding as of December 31, 2021 and 2020, respectively	3,294	3,284
Ordinary Shares, $0.001 par value; 630,461,814 and 510,778,200 shares authorized as of December 31, 2021 and 2020 respectively, 185,959,043 and 153,940,086 shares issued and outstanding as of December 31, 2021 and 2020, respectively	186	154
Additional paid-in capital	100,971	96,072
Accumulated other comprehensive income	—	641
Accumulated deficit	(277,477)	(241,693)
Total shareholders’ deficit	(173,026)	(141,542)
Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$7,558	$11,707

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Consolidated Statements of Operations and Comprehensive Loss

for the Years ended December 31, 2021 and 2020

(in thousands)

	Year Ended December 31
	2021	2020
Revenue	$11,798	$7,500
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization	14,495	8,199
Technology and development	2,964	2,176
Sales and marketing	3,773	1,563
General and administrative	22,864	13,492
Depreciation and amortization	1,052	2,828
Total operating expenses	45,148	28,258
Operating loss	(33,350)	(20,758)
Other income (expense):
Changes in fair value of financial instruments carried at fair value, net	(76)	(544)
Interest expense	(2,140)	(1,565)
Gain on extinguishment of debt	691	—
Other income (expense)	(909)	(570)
Total other expense, net	(2,434)	(2,679)
Net loss before income taxes	(35,784)	(23,437)
Income tax expense (benefit)	—	—
Net loss	$(35,784)	$(23,437)
Other comprehensive income (loss):
Changes in fair value of convertible notes at fair value attributable to changes in credit risk	—	641
Total comprehensive loss	$(35,784)	$(22,796)

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Deficit
for the Years ended December 31, 2021 and 2020
(in thousands, except share data)

	Redeemable Convertible Preferred Shares		Class B-6s Convertible Preferred Shares		Ordinary Shares		Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
Balance at December 31, 2019	83,415,305	$78,101	—	$—	39,161,770	$39	$85,403	$(218,256)	$—	$(132,814)
Conversion of Class B-2 redeemable convertible preferred shares to ordinary shares	2,944,099	1,643	—	—	—	—	—	—	—	—
Conversion of SAFE at fair value to Class B-6a redeemable convertible preferred shares	17,547,959	6,826	—	—	—	—	—	—	—	—
Other issuances of Class B-6a redeemable convertible preferred shares	29,635,115	15,596	—	—	—	—	—	—	—	—
Gain on extinguishment of a related party notes payable to Park Lane Investments, LLC	—	—	—	—	—	—	2,710	—	—	2,710
Conversion of a related party notes payable to Park Lane Investments, LLC to Class B-6a redeemable convertible preferred shares	14,276,406	1,419	—	—	—	—	—	—	—	—
Issuance of Class B-6s convertible preferred shares upon Blackbird asset acquisition	—	—	66,100,094	2,856	—	—	—	—	—	2,856
Extinguishment of a related party notes payable to LamVen LLC through issuance of Class B-6s convertible preferred shares	—	—	4,370,452	428	—	—	1,886	—	—	2,314
Share-based compensation expense	—	—	—	—	114,778,316	115	6,073	—	—	6,188
Net loss	—	—	—	—	—	—	—	(23,437)	—	(23,437)
Other comprehensive income	—	—	—	—	—	—	—	—	641	641
Balance at December 31, 2020	147,818,884	103,585	70,470,546	3,284	153,940,086	154	96,072	(241,693)	641	(141,542)
Release change in fair value due to instrument specific credit risk to earnings	—	—	—	—	—	—	—		(641)	(641)
Conversion of 2017 convertible note to B-5 redeemable convertible preferred shares	3,649,587	355	—	—	—	—	(19)	—	—	(19)
Issuance of Class B-6a redeemable convertible preferred shares	27,026,046	14,310	—	—	—	—	—	—	—	—
Conversion of promissory note into the Class B-6a redeemable convertible preferred shares	834,556	442	—	—	—	—	—	—	—	—
Ordinary share warrants issued to extend maturity of Term Debt	—	—	—	—	—	—	758	—	—	758
Ordinary share warrants issued in 2017 convertible notes conversion	—	—	—	—	—	—	33	—	—	33
Issuances of Class B-6s convertible preferred shares in exchange for outstanding payable	—	—	135,977	10	—	—	—	—	—	10
2021 RSPA grants	—	—	—	—	32,008,957	32	—	—	—	32
Cash paid for RSPA										—
Capital contribution from convertible note	—	—	—	—	—	—	943	—	—	943
Exercise of share options	—	—	—	—	10,000	—	1	—	—	1
Share-based compensation expense	—	—	—	—	—	—	3,191	—	—	3,183
Net loss	—	—	—	—	—	—	—	(35,784)	—	(35,784)
Balance at December 31, 2021	179,329,073	$118,692	70,606,523	$3,294	185,959,043	$186	$100,971	$(277,477)	$—	$(173,026)

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Consolidated Statements of Cash Flows
for the Years ended December 31, 2021 and 2020
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(35,784)	$(23,437)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on extinguishment of debt and other liabilities	(691)	—
Depreciation and amortization	1,052	2,828
Increase (decrease) in allowance for doubtful accounts	(141)	(65)
Miscellaneous late fees and interest penalties	—	401
Share-based compensation expense	3,191	6,188
Loss on disposal of assets	117	—
Changes in fair value of financial instruments carried at fair value, net	77	544
Changes in operating assets and liabilities:
Accounts receivable, net	287	143
Prepaid expenses and other current assets	(388)	(62)
Other assets	1	28
Accounts payable	2,952	2,820
Accrued expenses	2,888	2,439
Due to a related party	(31)	(224)
Deferred revenue	2,083	(340)
Other liabilities	458	4
Net cash used in operating activities	(23,929)	(8,733)
Cash flows from investing activities:
Cash acquired in acquisition of Blackbird	—	599
Purchase of property and equipment	(137)	(178)
Internal-use software development costs	(124)	(119)
Net cash provided by (used in) investing activities	(261)	302
Cash flows from financing activities:
Related party loans from Park Lane Investments, LLC	—	1,021
Proceeds from borrowings of convertible securities at fair value	3,500	—
Proceeds from the issuance of Class B-6a redeemable convertible preferred shares	14,752	13,359
Repayments of borrowings under 2017 Term Notes	—	(200)
Proceeds from the exercise of share options	1	—
Net cash provided by financing activities	18,252	14,180
Increase (decrease) in cash, cash equivalents and restricted cash	(5,938)	5,749
Cash, cash equivalents and restricted cash at beginning of period	7,512	1,763
Cash, cash equivalents and restricted cash at end of period	$1,574	$7,512
Non-cash investing and financing activities:
Issuance of B-6a redeemable convertible preferred shares for outstanding payables	$—	$2,856
Intangible assets acquired from Blackbird	$—	$2,968
Conversion of a related party notes payable to Park Lane Investments, LLC	$—	$7,028
Conversion of a related party notes payable to Park Lane Investments, LLC to Class B-6a redeemable convertible preferred shares	$—	$1,419
Issuance of a convertible note at fair value to Park Lane Investments, LLC	$—	$4,318
Extinguishment of a related party notes payable to LamVen LLC through issuance of Class B-6s redeemable convertible preferred shares	$—	$428
Non-cash increases in 2017 Term Notes from addition of accrued interest	$—	$1,117
Issuance of Class B-6a redeemable convertible preferred shares for cash received during prior year	$—	$2,237
Conversion of convertible securities to Class B-2 redeemable convertible preferred shares	$—	$1,643
Conversion of convertible securities to Class B-6a redeemable convertible preferred shares	$—	$6,826
Conversion of outstanding payables to Class B-6s convertible preferred shares	$10	$—
Conversion of 2017 Notes to Class B-5 redeemable convertible preferred shares	$368	$—
Accounts payable balance exchanged for convertible notes at fair value	$75	$557
Issuance of ordinary warrants	$758	$—
Purchases of property and equipment included in accounts payable	$206	$87

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 1. Description of Business

Organization

Surf Air Global Limited is a British Virgin Islands holding company and was formed on August 15, 2016. Surf Air Global Limited together with its consolidated subsidiaries are collectively referred to hereafter as “Surf Air” or the “Company”.

Surf Air is a technology-enabled, regional air travel network offering daily scheduled flights and on-demand charter flights.

Surf Air’s customers consist of regional business and leisure travelers. Surf Air is headquartered in Hawthorne, California and commenced flight operations in June 2013.

Segment and Geographic Information

The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker the CEO reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

Liquidity and Going Concern

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of December 31, 2021. As discussed in Note 12, Commitments and Contingencies, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $3.8 million is included as accrued liabilities on the balance sheet as of December 31, 2021. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.4 million as of December 31, 2021.

As of December 31, 2021, the Company was also in default of the payments related to the accrued interest of 2017 Term Notes and principal balances related 2017 Convertible Note, 2020 Convertible Note, and a Simple Agreements for Future Equity (“SAFE”) note (see Note 9 Financing Arrangements and Note 10, Term Notes). Accrued interest related to the 2017 Term Notes was $1.2 million as of December 31, 2021. The 2017 Convertible Note had an outstanding principal of $4.9 million and accrued interest of $6.2 million as of December 31, 2021. The 2020 Convertible Note had an outstanding principal of $0.6 million as of December 31, 2021. The SAFE note had an outstanding principal of $0.5 million as of December 31, 2021. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 1. Description of Business (cont.)

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs. (see Note 9, Financing Arrangements and Note 10, Term Notes).

The Company has funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and common share financing arrangements. The Company is evaluating strategies to obtain the additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with hybrid electric aircraft and reducing funding of capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP“). The consolidated financial statements include the assets, liabilities and operating results of Surf Air. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period.

On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition and related allowances, valuation allowance on deferred tax assets, certain accrued liabilities, useful lives and recoverability of long-lived assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, assumptions underlying convertible notes and convertible securities carried at fair value and share-based compensation. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic and post-pandemic travel behavior, the Company cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows, or financial condition. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, its judgments, or the carrying value of its assets or liabilities.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of December 31, 2021 and 2020, the Company’s accounts receivable balance is primarily comprised of pending transactions with credit card processors. For the years ended December 31, 2021 and 2020, no individual customer accounted for 10% or more of the Company’s revenues.

Cash and Restricted Cash

Cash and restricted cash consists of cash on hand held in commercial bank accounts. The Company classifies all cash with use limited by contractual provisions as restricted cash. As of December 31, 2021 and 2020 the Company had restricted cash of $855 thousand and $115 thousand, respectively, consisting of collateral against a corporate credit card. The Company has classified the restricted cash as long term, which represents the expected lapse of the restriction.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents pending transactions with credit card processors. Accounts receivable is initially recorded at the original invoiced amount. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. Allowances for doubtful accounts are established for the difference between the carrying amount and the estimated recoverable amount. Accounts receivable are written off when the balances are not considered to be recoverable. Write offs are recorded against previously established allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Purchases, major additions and modifications are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, or, in the case of leasehold improvements, over the term of the lease or economic life, whichever is shorter as follows:

Assets	Depreciable Life
Furniture and fixtures	5 years
Equipment and vehicle	3 years and 5 years
Leasehold improvements	Shorter of the estimated lease term or 5 years

Depreciation of property and equipment is included within Depreciation and amortization on the Consolidated Statements of Operations and Other Comprehensive Loss. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Operations and Other Comprehensive Loss.

Intangible Assets

Intangible assets consist primarily of trademarks and internal-use software. The Company capitalizes expenditures for major software purchases and software developed or obtained for internal use. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

development projects, and external direct costs of consultants and materials for developing the software. Software development costs that do not qualify for capitalization as well as costs related to minor upgrades and enhancements are expensed as incurred and recorded in the Consolidated Statements of Operations and Other Comprehensive Loss.

The Company amortizes finite-lived intangible assets on a straight-line basis over their estimated useful lives, which range from two to five years. The straight-line recognition method approximates the manner in which the expected benefits will be derived.

Business Combinations and Asset Acquisitions

The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company accounts for business combinations under the acquisition method of accounting, which requires that the assets acquired, and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment and finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant decline in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.

The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as appropriate. During the years ended December 31, 2021 and 2020, no impairment charge has been recorded.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects payments from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually either over the contract term, or when services have been provided. The Company meets performance obligations associated with all deferred revenue during the succeeding 12-month period. Accordingly, deferred revenue is classified within current liabilities in the accompanying Consolidated Balance Sheets.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

During the years ended December 31, 2021 and 2020, the Company recognized revenue of $2.4 million and $2.7 million, respectively, out of the beginning of year deferred revenue balance.

The following table presents remaining performance obligations for contractually committed revenues as of December 31, 2021: (in thousands):

Amount
2022	$456
Total	$456

Revenue Recognition

The Company determines the amount of revenue to be recognized in accordance with ASC 606, Revenue from Contracts with Customers, through application of the following steps:

(1)    Identification of the contract, or contracts, with a customer;

(2)    Identification of the performance obligations in the contract;

(3)    Determination of the transaction price;

(4)    Allocation of the transaction price to the performance obligations in the contract; and

(5)    Recognition of revenue when or as the Company satisfies the performance obligations.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company is entitled to in exchange for those services. The Company’s revenue is reported net of discounts and incentives. The Company generally does not issue refunds for flights unless there is a failure to meet its service obligations.

Scheduled Revenue

Scheduled revenue is derived from membership subscriptions, principally relating to two main categories of membership subscriptions: All-You-Can-Fly (“AYCF”) and Pay-As-You-Fly (“PAYF”).

AYCF membership subscriptions allow members to book scheduled flights as needed over the contract term of one month. Customers benefit from the services evenly throughout the monthly service period and the timing of when customers book flights under AYCF is not predictable. AYCF membership fees are billed on a monthly basis in advance. The Company recognizes the membership subscription revenue on a month-to-month basis. The Company has determined the AYCF membership represents a performance obligation. Revenue derived from AYCF memberships during the years ended December 31, 2021 and 2020 amounted to $2.9 million and $3.5 million, respectively.

The Company also offers PAYF memberships to members. The members pay an annual membership fee, which enables the member to purchase single use vouchers for travel on Company’s scheduled routes. Vouchers are sold in a package and generally expire twelve months after the purchase date. Vouchers are nonrefundable, not exchangeable for cash and may not be used for other Company services. The Company recognizes the upfront annual membership fee as well as amounts paid by members for the purchase of vouchers based on usage or expiration, where applicable, of the vouchers. The Company has determined the PAYF membership and vouchers to represent a single performance obligation. Revenue derived from PAYF memberships and vouchers during the years ended December 31, 2021 and 2020 amounted to $1.9 million and $3.1 million, respectively.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

On-Demand Revenues

The Company offers on-demand service (“On-Demand”) and that allows customers to book charter flights. Customers may order a charter flight via the Company’s website or through sales representatives. The Company has determined the provision of charter flights or a single seat on third party scheduled flight to be a separate performance obligation. Revenue is recognized at a point in time once the charter flight or third party scheduled flight is completed. Net revenue derived from charter flight was $6.4 million and $0.5 million during the year ended December 31, 2021 and 2020, respectively. Net revenue derived from single seat sales on third party scheduled flights during the year ended December 31, 2021 was $0.3 million and immaterial for the year ended December 31, 2020.

Disaggregated Revenue

	Year Ended December 31
	2021	2020
On-Demand	$6,445	$488
Scheduled	5,353	7,012
Total revenue	$11,798	$7,500

Principal vs Agent

The Company utilizes FAA certified independent third-party air carriers in the performance of its charter flights on Surf Air aircrafts or on aircrafts operated by those air carriers. The Company evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the flight services before they are transferred to its customers.

The Company acts as the principal when it controls the services by directing third-party air carriers and operators to provide services to customers on its behalf. The Company controls the services when it is primarily responsible for fulfilment of the flight services obligation to the customer and has pricing discretion. In these arrangements, revenue recognized is the gross amount of the contract consideration paid by customers. When the Company is not primarily responsible for the fulfilment of the flight services, it acts as an agent and therefore recognized revenue is net of amounts paid to third-party air carriers and operators that provide the services. The majority of the charter revenue was recognized on a gross basis.

Transaction Price

Surf Air’s payment terms generally include advance payment requirements through the use of a credit card. The time between a customer’s payment, the receipt of funds and the satisfaction of performance obligation is not significant. The Company’s contracts with customers do not result in significant obligations associated with returns, refunds, or warranties. The Company’s fees for services are generally fixed and do not include variable consideration.

Leases

The Company currently leases aircraft and hangar facilities as well as its corporate headquarters facility under operating lease agreements. Aircraft lease terms generally range about 3 years with no renewal periods, whereas leased facilities have lease terms ranging from month-to-month to five years including the Company’s headquarter facility. The Company expects that as these leases expire, these will be renewed or replaced by other leases in the normal course of business.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Lease expense is recognized on a straight-line basis as rent expense in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss. Leases containing tenant improvement allowances, rent holidays, and/or rent escalation clauses are recognized as deferred rent which is the difference between the amount charged to rent expense and the rent paid. Deferred rent is amortized over the noncancellable lease term. Leasehold improvements are amortized on a straight-line basis over the shorter of the noncancelable lease term or useful life of the leasehold improvements.

Operating Expenses

Cost of Revenue

Cost of revenue consists of costs that are directly related to delivering the Company’s services and certain facility costs. Delivery of the Company’s services primarily comprise of fees paid to third-party air carriers for operating aircrafts in providing flight services and platform infrastructure costs. Cost of revenue also includes facility costs representing leases and operating costs for stations throughout our service network and all personnel related costs for member services and ground concierge staff. Personnel related costs primarily include salary and bonus. Cost of revenue excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

Sales and Marketing

Sales and marketing expense consists primarily of personnel related and other costs in connection with the Company’s sales and marketing efforts. Advertising costs are expensed as incurred and were not material for the years ended December 31, 2021 and 2020, respectively. Sales and marketing excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

Technology and Development

Technology and development expense consists of personnel and other costs related to technology development and management efforts including costs for third-party development resources, and allocations of overhead and facility costs. The Company’s technology and development efforts are focused on enhancing the ease of use and functionality of its existing software platform by adding new core functionality, services and other improvements, as well as the development of new products and services. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software development that qualify for capitalization, which are then recorded within Intangible assets, net and other assets, on the Company’s consolidated balance sheets. Technology and development excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

General and Administrative

General and administrative expense consists of personnel related costs including salary, bonus, and share-based compensation for the Company’s executive, finance, facilities, and human resource teams and facility costs. General and administrative expenses also include professional fees and other corporate related expenses. General and administrative expenses exclude the depreciation on property and equipment and amortization of finite-lived intangible assets.

Total Comprehensive Income (Loss)

Total Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss). Total comprehensive income (loss) refers to net gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net income (loss). The Company’s other comprehensive income (loss) consists of changes in fair value of convertible notes at fair value that result from changes in the instrument specific credit risk.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Share-Based Compensation

The Company accounts for the issuance of ordinary share options, restricted share units (“RSUs”), restricted share purchase agreements (“RSPAs”), and restricted share grant agreements (“RSGAs”) in the consolidated financial statements based on the grant date fair value of the awards. Issuances of RSPAs with promissory notes are accounted for as share options and are measured based on the grant date fair value of the option. The Company estimates the fair value of the share options using the Black-Scholes option pricing model. The grant date fair value of share-based awards with service-only conditions is recognized as expense on a straight-line basis in the consolidated statement of operations over the requisite service period, which is generally the vesting period ranging from 12 to 48 months. Forfeitures are recorded as they occur. For awards with performance conditions, the Company records compensation expense on a graded-vesting basis when it is deemed probable that the performance condition will be met. For awards with market conditions, the effect of the market conditions is reflected in the fair value measurement and expense, using option pricing model, recognized on a graded-vesting basis, is not reversed to the extent that the market condition is not achieved. Additionally, awards granted to nonemployees are accounted for using their grant date fair value, using Black Sholes option pricing model and are accounted for in the same manner as awards granted to employees.

Determining the fair value of share-based awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the Company’s ordinary shares underlying the option award, the expected term of the option, the expected volatility of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of the Company’s ordinary shares. The assumptions used in the Company’s option pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used the Company’s share-based compensation expense could be materially different in the future.

The Company estimates volatility using the historical volatility of common share of similar entities. The expected term of options granted represents the period for which the options are expected to be outstanding, and is estimated based on an average between the contractual and vesting terms of the awards. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the date of grant. The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero. The Company’s assumptions may change for future grants.

Because there is no public market for the Company’s ordinary shares, the Board of Directors has determined the fair value of the ordinary shares by considering a number of objective and subjective factors including the results of third-party valuations, the Company’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s preferred or common share, among other factors. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Warrants

The Company assesses whether the warrants are liability or equity-classified based on the terms of the warrants. If the warrants are determined to be liability-classified, then the warrants are remeasured to fair value each period with changes in fair value recorded within Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations and Other Comprehensive Loss. The Company recognizes the fair value of liability-classified warrants within Other liabilities in its Consolidated Balance Sheets. If the warrants are determined to be equity-classified, then the initial fair value is recorded in Additional paid-in capital and the warrants are not remeasured thereafter.

The Company estimates the fair value of warrants to purchase its ordinary shares and redeemable convertible preferred shares using the Option Pricing Model. Warrants are principally issued to lenders and nonemployees, some of whom are related parties, in connection with debt and equity fundraising and debt restructuring activities.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

The Company determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax provision in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company elected fair value option to account for its debt instruments because the Company’s debt instruments contain a number of complex features that would have otherwise required bifurcated derivative accounting. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2

Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

There were no assets measured at fair value on a recurring basis as of December 31, 2021 and 2020.

The carrying amounts of certain financial assets and liabilities, including cash equivalents, restricted cash, other current assets, accounts receivable, accounts payable, accrued expenses, and amounts due to related parties approximate fair value because of the short maturity and liquidity of those instruments.

As of December 31, 2021 and 2020, the Company’s Term notes are carried at amortized cost. The carrying value of the Company’s Term notes as of December 31, 2021 and 2020 are $11.8 million and $11.3 million, respectively. Fair values are classified within Level 3 of the fair value hierarchy. The fair value of the Company’s Term notes were $8.6 million and $7.1 million as of December 31, 2021 and 2020, respectively.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

As of December 31, 2021 and 2020, the Company’s preferred share warrants are financial liabilities measured at fair value. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The significant inputs used in the fair value measurement of the preferred share warrants are the estimated fair value of the Company’s redeemable convertible preferred shares and the expected share volatility. Significant increases or decreases in the estimated fair value of the Company’s redeemable convertible preferred shares would significantly impact the fair value of the warrant liability. The Company uses the Black-Scholes option valuation model, which was developed for use in estimating the fair value of options. Option valuation models require the input of highly complex and subjective variables including the expected life of options granted and the Company’s expected stock price volatility over a period equal to the expected life of the options.

As of December 31, 2021 and 2020, the Company’s ordinary share warrants are equity classified and measured at fair value using the Black Scholes model on their issuance date. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The significant inputs used in the fair value measurement of the ordinary share warrants are the estimated fair value of the Company’s ordinary shares and the expected share volatility.

SAFE and Convertible Notes at Fair Value

The Company’s Simple Agreements for Future Equity notes (“SAFE”) are financial instruments whereby an investor provides an investment into the Company, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if a preferred equity is issued through a qualifying capital raise. Due to certain provisions included in the agreements for these instruments, they are classified as liabilities as of December 31, 2021 and 2020.

The Company elected the fair value option for the convertible notes and SAFE financial instruments, which requires them to be remeasured to fair value each reporting period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations and Other Comprehensive Loss, except for change in the fair value that results from a change in the instrument specific credit risk which is presented separately within other comprehensive income. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred within Interest expense on the Consolidated Statements of Operations and Other Comprehensive Loss.

The estimated fair values of these financial liabilities were determined utilizing the Probability-Weighted, Expected Return Method and is considered a Level 3 fair value measurement. The fair values of the convertible notes, preferred stock warrant liabilities, and derivative liability were based on the values of the notes, warrants, and derivative upon conversion due to the weighted probability associated with certain events, which in the Company’s case, are sale of the Company or becoming a public company through a de-SPAC transaction.

Significant unobservable inputs used in the valuation models as of December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
SPAC probability	8%	10%
Lack of marketability	32%	32%
Discount rates used in the sale scenario for debt instruments	35% – 40%	32% – 40%
Discount rates used in the SPAC scenario	30%	30%
Probability weighted volatility	144%	152%

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following tables summarize the Company’s financial liabilities that are measured at fair value on a recurring basis in the consolidated financial statements (in thousands):

	Fair Value Measurements at December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	$—	$—	$11,681	$11,681
Preferred shares warrant liability	—	—	9	9
SAFE notes at fair value	—	—	19	19
GEM derivative liability	—	—	435	435
Total financial liabilities	$—	$—	$12,144
	Fair Value Measurements at December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	$—	$—	$9,074	$9,074
Preferred shares warrant liability	—	—	35	35
SAFE notes at fair value	—	—	37	37
GEM derivative liability	—	—	650	650
Total financial liabilities	$—	$—	$9,796

The following table provides a reconciliation of activity and changes in fair value for the Company’s convertible loans and redeemable convertible preferred stock warrant liability using inputs classified as Level 3 (in thousands):

	Convertible notes at fair value	Preferred shares warrant liability	SAFE notes at fair value	GEM derivative liability
Balance at January 1, 2020	$7,164	$2	$7,713	$—
Issuance of convertible notes	4,905	—	—	—
Share purchase agreement with GEM	—	—	—	650
Payment of convertible notes	(17)	—	—	—
Conversion of convertible notes to preferred shares	(1,419)	—	(8,470)	—
Gain (loss) from extinguishment	—	—	—	—
Change in fair value	(1,559)	33	794	—
Balance at December 31, 2020	9,074	35	37	650
Issuance of convertible notes	2,632	—	—	—
Conversion of convertible notes to preferred shares	(353)	—	—	—
Change in fair value	328	(26)	(18)	(215)
Balance at December 31, 2021	$11,681	$9	$19	$435

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Adopted

In August 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). This new guidance requires a customer in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. This guidance is effective for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The Company adopted ASU 2018-15 effective January 1, 2021. There was no material impact on the Company’s consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. There were several updates issued in 2018, 2019, and 2020 related to ASC 842, which will also be considered when adopting ASC 842:

•        In July 2018, the FASB issued ASU 2018-11, Targeted improvements, which provides the option of an additional transition method that allows entities to initially apply the new lease guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. This update also amends ASC 842 to provide a practical expedient that allows lessors to elect, by class of underlying asset, to not separate lease and associated nonlease components if certain criteria are met.

•        In January 2019, the FASB issued ASU 2019-01, Codification Improvements, added guidance to ASC 842, which clarifies that entities are not subject to the transition disclosure requirements in ASC 250-10-50-3 related to the effect of an accounting change on certain interim period financial information, among other codification improvements.

•        In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which deferred the effective date of the new leases standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. Private companies that have not issued (or made available for issuance) financial statements that reflect the new standard as of June 3, 2020 are required to adopt the new leases standard for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Early adoption is permitted for all entities.

The Company adopted ASU 2016-02 effective January 1, 2022 using the modified retrospective transition method. Upon adoption, there will be an increase in total assets and total liabilities in the Consolidated Balance Sheet due to the recognition of right-of-use assets and lease liabilities for the Company’s leases. The Company expects to recognize right-of-use assets of approximately $0.8 million and lease liabilities of approximately $0.8 million in its Consolidated Balance Sheet.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

In December 2019, the FASB issued “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”)”, which simplifies various aspects related to the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles of ASC 740 and clarifies and amends existing guidance to improve consistent application. The Company adopted ASU 2019-12 as of January 1, 2022, and the guidance didn’t have material impact on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. Under this “ASC 606 approach”, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. Under current practice, measuring deferred revenue at fair value typically results in a reduction to the deferred revenue balance the acquiree had recorded before the acquisition. The reduction causes the acquirer to recognize less revenue than the acquiree would have absent an acquisition. The amendments in this ASU are applied to business combinations occurring on or after the effective date of the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods for public entities and for fiscal years beginning after December 15, 2023, including interim periods for nonpublic entities. The Company early adopted this ASU as of January 1, 2022 and the adoption did not have no material impact on the Company’s consolidated financial statements.

Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This new credit losses standard changes the accounting for credit losses for certain instruments. The new measurement approach is based on expected losses, commonly referred to as the current expected credit loss (“CECL”) model, which is utilized to estimate lifetime “expected credit losses” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses and applies to financial assets including loans, held-to-maturity debt securities, net investment in leases, and reinsurance and trade receivables, as well as certain off-balance sheet credit exposures, such as loan commitments. The standard also changes the impairment model for available-for-sale debt securities. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which updated the effective date of this credit loss standard to fiscal years beginning after December 15, 2022 for nonpublic entities, including interim periods within those fiscal years. Early adoption is permitted, however as of the date of these consolidated financial statements the Company has not adopted. The Company is evaluating the impact of adopting ASU 2016-13 and currently does not expect this guidance to have material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. This new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments, and it amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts may be settled in cash. Further, the ASU made amendments to the earnings per share guidance in ASC 260 for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also revised ASC 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods, however, the FASB also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company elected not to early adopt ASU 2020-06 and is in the process of assessing the impact of this ASU on its consolidated financial statements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 3. Business Combinations

On February 25, 2020, the Company acquired substantially all of the assets of Blackbird, a Delaware corporation. Blackbird owns and operates an online mobile platform that allows customers to book a single seat on third party scheduled flights or book charter planes. As consideration for the assets acquired and liabilities assumed, the Company issued 66,100,094 Class B-6s convertible preferred shares (see Note 13, Redeemable convertible preferred shares), of which 58,545,798 of the Class B-6s convertible preferred shares were delivered at the acquisition date and the remaining 7,554,296 Class B-6s convertible preferred shares were being held in escrow as of December 31, 2020. Shares in escrow are held for 18.5 months from the acquisition date and are related to the seller satisfying general representations and warranties as of the acquisition date and, therefore, are treated as consideration transferred as of the acquisition date. The shares were released from the escrow as of December 31, 2021.

The Company considered the provisions of ASC 805-50, Business Combinations, and accounted for the transaction as an asset acquisition. The Company measured the consideration transferred based on the fair value of the Class B-6s convertible preferred shares as of the acquisition date. The consideration transferred was allocated to the assets acquired net of liabilities assumed based on their relative fair values. The Company engaged an independent valuation specialist to assist management in determining the fair value of the intangible assets acquired and consideration transferred. Fair value was determined under ASC 820, Fair Value Measurement.

Third party valuation specialist is using replacement cost method to determine the fair value of the assets purchased. Fair values are classified within Level 3 of the fair value hierarchy.

The fair value of the total consideration transferred at the acquisition date was $3.0 million, which includes transaction costs of $179 thousand, and this consideration was allocated to the assets acquired and liabilities assumed based on their relative fair values as follows (in thousands):

Amount
Allocation of consideration transferred
Cash	$599
Other current assets	99
Developed software technology	2,967
Customer list	163
Assembled workforce	17
Accounts payable and accrued expenses	(811)
Total consideration transferred	$3,034

The useful life of each of the components as of December 31, 2021 were as follows:

Active database	10 months
Assembled workforce	24 months
Software platform	60 months

Note 4. Intangible Assets, Net

Below is a summary of intangible assets, net as of December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Trademarks	$7,060	$7,060
Software	2,967	3,458
Other intangibles	242	242
Intangible assets, gross	10,269	10,760
Accumulated amortization	(8,326)	(8,263)
Intangible assets, net	1,943	2,497
Other assets	2,122	123
Intangible and other assets, net	$4,065	$2,620

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 4. Intangible Assets, Net (cont.)

For the years ended December 31, 2021 and December 31, 2020, amortization expense for intangible assets was $0.6 million, and $2.3 million, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss.

The Company capitalized $2.1 million and $117 thousand of costs incurred to enhance the functionality of its internal-use software platforms for the years ended December 31, 2021 and 2020, respectively. Furthermore, in 2020 the Company acquired a developed software technology as part of the Blackbird acquisition, which had a fair value of approximately $3.0 million at the time of the acquisition (see Note 3, Business Combination).

As of December 31, 2021, the weighted average remaining useful life of the intangible assets was approximately 3.0 years. The future expected amortization expense of the intangible assets held at December 31, 2021, for each of next five years through December 31, 2026 is as follows (in thousands):

Expected future amortization:	Amount
2022	$626
2023	624
2024	593
2025	100
2026 and thereafter	—
Total	$1,943

Note 5. Property and Equipment, net

As of December 31, 2021 and 2020, property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Furniture and fixtures	$90	$57
Equipment and vehicle	154	93
Internal-use software	458	1,878
Leasehold improvements	622	1,255
Property and equipment, gross	1,324	3,283
Accumulated depreciation	(621)	(2,683)
Property and equipment, net	$703	$600

The Company recorded depreciation expense on property and equipment of $436 thousand and $482 thousand for the years ended December 31, 2021 and 2020, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss. During the year ended December 31, 2021 the Company wrote off $1.1 million of fully depreciated assets and wrote off $1.5 million of internally developed software. The Company returned two planes that had lease hold improvements and the lease terminated.

Note 6. Leases

As of December 31, 2021 and 2020, the Company had four and six noncancellable aircraft operating lease agreements, respectively, for Pilatus PC-12 aircraft. The lease term of the four noncancellable aircraft operating lease agreements with Park Lane Investments, LLC (“Park Lane”) a related party of the Company (see Note 16, Related party balances and transactions) was through July of 2022. In August of 2022 the lease was extended through July 2023. During the year ended December 31, 2021, at the end of the lease term, the two aircrafts are returned to the lessor at the Company’s expense.

The Company recorded rent expense of $1.9 million and $1.8 million related to aircraft leases for the years ended December 31, 2021 and 2020, respectively, and was recorded as part of Cost of revenue in the Company’s Consolidated Statements of Operations and Other Comprehensive Loss.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 6. Leases (cont.)

Operating Lease Commitments — Non-aircraft

At December 31, 2021 and 2020, Surf Air leased aircraft hangar/tie-down space and related office space for operations via various short-term rental agreements at four and six locations, respectively. The Company recorded rent expense in the amount of $401 thousand and $454 thousand for the years ended December 31, 2021 and 2020, respectively, related to these agreements.

Future minimum payments under noncancelable non-aircraft operating lease agreements, was $0.9 million and $0.2 million as of December 31, 2021 and 2020 respectively. At the conclusion of the original lease terms, two leases were extended through April and August 2022, while the remainder were extended on a month-to-month basis.

Future minimum payments under noncancelable aircraft and non-aircraft operating lease agreements as of December 31, 2021 are as follows (in thousands):

Amount
2022	$1,578
2023	940
2024	229
2025	19
2026	—
Total	$2,766

Note 7. Accrued Expenses

At December 31, 2021 and 2020, accrued expenses consisted of the following (in thousands):

	December 31,
	2021	2020
Accrued compensation and benefits	$476	$383
Excise and other taxes payables	3,768	3,951
Interest and commitment fee payable	3,257	2,362
Reserve for settlement for non accredited investors	872	630
Accrued Monarch legal settlement	1,314	1,265
Accrued service payable	2,392	1,572
Other accrued liabilities	1,119	1,387
Total accrued expenses	$13,198	$11,550

Note 8. Paycheck Protection Program Loan

On April 23, 2020, the Company borrowed an aggregate amount of $719 thousand under the U.S. government assisted Paycheck Protection Program (the “PPP”) under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020 as a result of the COVID-19 pandemic. The Loan, which was in the form of a Promissory Note dated April 23, 2020, bears interest at a rate of 1.0% per annum, and is payable monthly commencing on November 23, 2020. The Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the Loan agreement, proceeds from the Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the aggregate amount of the Loan to cover qualifying payroll and payroll related benefit payments during the loan’s qualifying period. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In February of 2021, the Company requested for full forgiveness of the aggregate loan amount of $719 thousand and was provided full forgiveness on March 19, 2021.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 8. Paycheck Protection Program Loan (cont.)

The Company initially recognized the $719 thousand as a deferred income liability on the Consolidated Balance Sheet. The deferred income liability was derecognized on a systematic basis over the periods in which the Company incurred the qualifying payroll and payroll related benefit expenses the grant intended to offset. The offset is presented within operating expenses in the Consolidated Statements of Operations and Other Comprehensive Loss, where the Company records payroll and benefit expenses. Furthermore, the Loan proceeds expected to be forgiven are classified within the operating activities section of the Consolidated Statement of Cash Flows, since those proceeds relate to operating costs (payroll and payroll related benefits).

In March 2021, the Company borrowed an additional $717.5 thousand under the PPP. The loan is in the form of a Promissory Note and the covered period of the loan is from March 31, 2021 to June 30, 2021. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In September 2021, the Company requested for full forgiveness for the aggregate loan amount of $717.5 thousand and was provided full forgiveness for the loan amount of $717.5 thousand by the SBA in October 2021.

Note 9. Financing Arrangements

Convertible Notes at Fair Value

2017 Convertible Notes

During 2017 and 2018, Surf Air issued an aggregate of $6.6 million of convertible notes under the June 2, 2017, convertible note purchase agreement, as amended on various dates through December 31, 2020 (the “2017 Notes”). The 2017 Notes accrue interest at a rate of 22% simple interest per annum, but also have a conversion interest rate of 8% per annum, if converted. The 2017 Notes are convertible into one of the following: (i) automatically into future preferred shares of the Company at a price per share paid by the other purchasers of new preferred shares multiplied by 70%, upon occurrence of a Qualified Financing (defined as equity financing with gross proceeds of at least $60 million) on or before the maturity date; or (ii) automatically into Class B-2 redeemable convertible preferred shares of the Company at price of $1.1533 per share, if a Qualified Financing has not occurred on or before the maturity; or (iii) Ordinary shares of the Company upon occurrence of change of control prior to the time when the 2017 Notes may otherwise be converted at a price of $1.1533 per share; or (iv) ordinary shares of the Company, at the option of the holders of a majority in interest of the aggregate principal amount of the 2017 Notes then outstanding at a price per share of $1.1533, if an IPO occurs prior to the time when the 2017 Notes may otherwise be converted; or (v) at the lender’s election any time prior to the time when the 2017 Notes may otherwise be converted, provided that the accrued interest at conversion would be calculated at 22% per annum and Company would have the sole discretion on whether the conversion is into Class B-5 redeemable convertible preferred shares and/or Class B-6s convertible preferred shares, in which case at a conversion price of $0.38 per share. If the lender makes such an election, a warrant to purchase a number of ordinary shares equal to 10% of number of preferred shares received upon conversion would also be granted.

On March 24, 2021, 2017 Notes with the total amount of principal and accrued interest of approximately $1.4 million were converted into 3,649,587 Class B-5 Preferred Shares (at $0.38 conversion price).

The fair value of the 2017 Notes as of December 31, 2021 and 2020 was $8.7 million for both periods of which $6.2 million was related to the notes due to Lam Ven, a related party. Changes in fair value of the 2017 Notes, including accrued interest, were not material during the year ended December 31, 2021, within changes in fair value of financial instruments carried at fair value, net, on the Consolidated Statements of Operations and Other Comprehensive Loss. The convertible notes are carried at fair value with a Level 3 assessment.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 9. Financing Arrangements (cont.)

2020 Convertible Note

On May 1, 2020, the Company entered into a convertible promissory note agreement (the “2020 Note”) with a vendor for a principal amount of $541 thousand. On September 30, 2020, the Company entered into an amendment to the 2020 Note increasing the principal amount to $557 thousand in exchange for additional services. The 2020 Note bears compound interest at a rate of 6.25% per annum. Unless converted, principal and any accrued but unpaid interest under the 2020 Note is due and payable upon the written election of the vendor no sooner than 36 months from the agreement date. The 2020 Note matures on May 1, 2023 unless converted earlier.

The fair value of the 2020 Note was $397 thousand as of December 31, 2020. Decrease in fair value of the 2020 Note, including accrued interest, of $160 thousand was recognized during year ended December 31, 2020, within Changes in fair value of financial instruments carried at fair value, net, on the Consolidated Statements of Operations and Other Comprehensive Loss.

On March 26, 2021, the Company entered into a second amendment to the 2020 Notes. This amendment increased the principal sum from $557 thousand to $633 thousand for value received. With accrued interest, the face value of the 2020 Convertible Note was $702 thousand at December 31, 2021. The fair value at December 31, 2021 was $408 thousand. The convertible notes are carried at fair value with a Level 3 assessment.

2021 Convertible Note

During 2021, Surf Air issued an aggregate of $4.45 million of convertible notes under the May 12, 2022 (which is effective October 28, 2021), convertible note agreement, (the “2021 Note”) to an entity affiliated with the co founder of the Company. The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. The note had a face value of $4.45 million, from a capital contribution of $3.5 million at December 31, 2021 and $0.95 million at March 31, 2022. The 2021 Notes recorded at fair value on the Consolidated Balance Sheets as of December 31, 2021 were $2.6 million. During 2022, the 2021 Note with a face amount of $4.45 million was converted into 17,373,521 B-6a convertible preferred shares (see Note 17, Subsequent Events). The convertible notes are carried at fair value with a Level 3 assesments.

SAFE Notes at Fair Value

During the year ended December 31, 2020, SAFE instruments with a fair value of $1.6 million were converted into 2,944,099 Class B-2 redeemable convertible preferred shares and SAFE instruments with fair value of $6.8 million were converted into 17,547,959 Class B-6a redeemable convertible preferred shares (see Note 13, Redeemable convertible preferred shares).

The Company’s SAFE are carried at fair value and are Simple Agreements for Future Equity (SAFE instruments). As of December 31, 2021 and 2020, outstanding SAFE instruments had a fair value of $19 thousand and $37 thousand, respectively.

The decrease in the fair value of SAFE instrument of $18 thousand during the year ended December 31, 2021 and an increase of $0.8 million during year ended December 31, 2020, were recognized within Changes in fair value of financial instruments carried at fair value, net, on the Consolidated Statements of Operations and Other Comprehensive Loss. The SAFEs are carried at fair value with a Level 3 assessment.

Convertible Notes at Amortized Cost

Convertible Portion of the 2017 Term Notes

As of December 31, 2021, and 2020, included in the $11.8 million and $11.3 million balances of the 2017 Term Notes, respectfully, is a $2.0 million convertible note (see Note 10, Term Notes for convertible portion of 2017 Term Notes). The lender has the right to exchange the additional $2 million of the 2017 Tern Notes into the new

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 9. Financing Arrangements (cont.)

convertible note, which has not been exercised as of December 31, 2021. On May 17, 2022, the 2017 Term Notes including the convertible portion were converted into SAFE notes with the fair value of $11.2 million as of June 30, 2022.

Fair Value of Convertible Instruments

Fair value of all the convertible instruments: (in millions)

	Fair Value at December 31,
	2021	2020
2017 Convertible Notes	$8.7	$8.7
2020 Convertible Notes	0.4	0.4
2021 Convertible Notes	2.6	—
Total	$11.7	$9.1

Note 10. Term Notes

During 2017, the Company entered into a loan and security agreement with a commercial lender (“Lender”) as subsequently restated during 2018 (hereinafter referred to as “2017 Term Notes”). On the maturity date of January 31, 2019, the Company defaulted on its obligation to pay the principal and accrued interest due on its 2017 Term Notes. As a result of the event of default, the Lender had certain remedies available which included declaring the term loan to be immediately due and payable and, without notice, taking possession of substantially all the Company’s assets, which serve as collateral for the loan. The 2017 Term Notes are convertible at any time at the holder’s option on a dollar-for-dollar basis into any financing instruments issued by the Company. The conversion price with respect to a particular financing instrument is as follows: (i) for Class B-2, Class B-3 or Class B-4 redeemable convertible preferred shares, $1.7068 or, (ii) for equity-based financings the stated issue price at which the financing instruments are issued to investors in the last closing.

On April 7, 2020, Surf Air entered into a Forbearance Agreement with the Lender, under which the Lender agreed not to exercise any remedies that it had against the Company for any event of default existing through December 31, 2020. Under the Forbearance Agreement, the per annum interest rate applicable from November 1, 2019 through February 28, 2020 was 8.25% and the Company was required to: (i) make monthly principal payments of $100 thousand, in addition to interest accrued at 8.25% commencing May 1, 2020; and (ii) pay principal payments equal to 5.0% of all future financings proceeds within three days of its receipt of such funds. On May 1, 2020, the Company further defaulted on payment of principal and interest. Total principal on the 2017 Term Notes due as of December 31, 2020 was approximately $11.3 million including $2.0 million of convertible note. The Company recorded $1.2 million interest expense related to the 2017 Term Notes for the year ended December 31, 2020. The fair values of the 2017 Term Notes, including convertible portion, were $7.4 million as of December 31, 2020, estimated using Level 3 fair value measurements.

On May 31, 2021, the Company entered into an amendment with the Lender for the 2017 Term Notes under which the Lender agreed to not exercise any remedies that it may have against the Company for any event of default existing as of January 31, 2020, through December 31, 2020. As a result, the maturity date of the 2017 Term Notes was extended to December 31, 2021 (the “New Maturity Date”), interest was accrued on the unpaid principal amount of the 2017 Term Notes at 12.0%, and was payable on the New Maturity Date. Subsequent to the New Maturity Date, the outstanding balance is due on demand. In connection with the New Maturity Date and the waiver of existing defaults, the Company issued to the Lender a warrant to purchase up to 16,168,295 ordinary shares with an exercise price of $0.01 per ordinary share and expiration date of June 9, 2031. As of December 31, 2021 the Term loan balance was $11.8 million. The fair values of the 2017 Term Notes, including convertible portion, were $8.6 million as of December 31, 2021, estimated using Level 3 fair value measurements.

On May 17, 2022 the 2017 Term Note was converted into a SAFE instrument with the fair value of $15.2 million (see Note 17, Subsequent Events).

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 11. Warrants

Preferred Share Warrants

Convertible Preferred Share Warrant Liability

Warrants to purchase shares of convertible preferred stock are classified as liabilities on the consolidated balance sheet at fair value upon issuance because the underlying shares of convertible preferred share are redeemable at the option of the holders upon the occurrence of certain deemed liquidation events considered not solely within our control, which may therefore obligate the Company to transfer assets at some point in the future. The convertible preferred share warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other expense, net in the consolidated statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise of expiration of the warrants, or the completion of a deemed liquidation event. At that time, the convertible preferred share warrant liability will be reclassified into convertible preferred share or additional paid-in capital, as applicable. The Company uses third party to estimate the fair value of these warrants, and these estimates could differ significantly in the future. The convertible preferred share warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security.

The changes in carrying amounts of warrant liabilities for the years ended December 31, 2021 and 2020 were as follows (in thousands):

	December 31,
	2021	2020
Warrant liabilities, beginning of the year	$35	$2
Change in fair value of warrants	(26)	33
Warrant liabilities, end of the year	$9	$35

Ordinary Share Warrants

Warrants were issued by the Company in connection with debt and equity capital raising transactions, as well as part of debt restructuring activities.

At December 31, 2021 and 2020, the Company had the following ordinary share warrants issued and outstanding: (in thousands, except share and per share data)

	Shares		Issuance Date	Exercise Price per Share	Expiration Date
Warrant Class	2021	2020
Ordinary share warrant	1,264,488	1,264,488	August 2016	$0.21	July 2025
Ordinary share warrant	1,982,802	1,982,802	May 2017	$0.01	May 2027
Ordinary share warrant	1,189,681	1,189,681	July 2017	$0.01	July 2027
Ordinary share warrant	2,399,570	2,399,570	February 2018	$0.01	February 2028
Ordinary share warrant	5,597,006	5,597,006	September 2018	$0.01	September 2028
Ordinary share warrant	1,742,784	1,742,784	December 2018	$0.01	Change in Control
Ordinary share warrant	23,515,057	23,515,057	December 2020	$0.01	Change in Control
Ordinary share warrant	45,322,638	45,322,638	February 2019	$0.01	Change in Control
Ordinary share warrant	364,955	—	March 2021	$0.01	March 2028
Ordinary share warrant	16,168,295	—	June 2021	$0.01	June 2031
	99,547,276	37,691,388

During the year ended December 31, 2019, the Company issued warrants to purchase 45,322,638 ordinary shares at an exercise price of $0.01 per share to Park Lane, a related party, in conjunction with the issuance of a Convertible Promissory Note under the April 7, 2020, Secured Promissory Note Agreement (“2020 SPNA”) (see Note 16, Related party balances and transactions). These warrants are equity classified and the fair value of warrants on the date of issuance of $5.6 million was recorded as issuance costs within Interest expense in the Consolidated Statements of

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 11. Warrants (cont.)

Operations and Other Comprehensive Loss with corresponding impact recognized within Additional paid-in capital. The warrants remain outstanding as of December 31, 2021 and 2020, and expire if unexercised upon a deemed liquidation event or an initial public offering, whichever occurs first.

In 2021, Park Lane assigned the warrants to LF Trust and remained unexercised in 2021. In May 2021, Park Lane Investments, LLC converted the remaining portion of the $7.5 million Secured Promissory Note Agreement (“2020 SPNA”) ($442 thousand) into 834,556 Class B-6a preferred shares at a conversion price of $0.5295.

During the year ended December 31, 2020, the Company entered into an Advisory Services Agreement (“ASA”) with an investor to provide services to the Company for at least one year plus an automatic renewal period of one year. As consideration for the ASA, the Company issued warrants to purchase 23,515,057 ordinary shares at an exercise price of $0.01 per share, with expiration upon a deemed liquidation event or an initial public offering, whichever occurs first. The warrants had no vesting conditions on the grant date and are equity classified and remained unexercised as of December 31, 2021. Fair value of the warrants on the grant date was $2.2 million which was recognized within General and administrative expenses on the Consolidated Statements of Operations and Other Comprehensive Loss for the year ended December 31, 2020.

During the year ended December 31, 2021, the Company issued warrants to purchase 364,955 ordinary shares at an exercise price of $0.01 per share to different individuals, as the part of the conversion of the debt in 2021, all related parties, pursuant to the 2017 Convertible Note Purchase Agreement dated June 2, 2017. The fair value of the warrants as of issuance was $15 thousand using Level 3 fair value measurements. The ordinary share warrants remain unexercised as of December 31, 2021. Refer to Note 9 Financing Arrangements.

During 2021, the Company also issued warrants to purchase 16,168,295 ordinary shares at an exercise price of $0.01 per share to Partners for Growth V, L.P. (“PFG”) in conjunction with the amendment to the 2017 Term Notes in 2021. The fair value of the warrants as of issuance was $0.8 million using Level 3 fair value measurements. The ordinary share warrants remain unexercised as of December 31, 2021.

The following is a summary of assumptions used in the Black-Scholes model to determine the fair value of warrants granted during the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
Risk-free interest rate	1.49%	0.13%
Expected term (in years)	2.0	2.0
Dividend yield	—	—
Expected volatility	89.0%	163.6%

Note 12. Commitments and Contingencies

Software License Agreements

On May 18, 2021, the Company executed two agreements with Palantir Technologies Inc. license a suite of software for the term of seven years commencing on the effective date. The agreements identify two phases; an Initial Term from May 18, 2021 through June 30, 2023 with a cost of $11 million and an Enterprise Term from July 1, 2023 to May 7, 2028 with a cost of $39 million, for a total software cost of $50 million.

Share Purchase Agreement with GEM

During 2020, the Company entered into a Share Purchase Agreement (“SPA”) with GEM Global Yield LLC SCS (“GEM”) and an entity affiliated with GEM to provide incremental financing in the event the Company completes a business combination transaction with a special purpose acquisition company (“SPAC”). Pursuant to the SPA, GEM is required to purchase ordinary shares of the Company at a discount to then fair value up to $200.0 million, and in return

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 12. Commitments and Contingencies (cont.)

the Company agreed to pay a total commitment fee of $4.0 million payable in installments at the time of each purchase of ordinary shares or no later than one year from the anniversary of the SPAC transaction and issued a forward contract for GEM to purchase 0.75% of the Company’s fully diluted ordinary shares outstanding upon completion of business combination transaction with a SPAC at an exercise price of $0.01 per ordinary share.

In May 2022, SPA was amended to increase the facility to $400.0 million with the same terms (See Note 17 Subsequent Events).

The Company has accounted for the arrangement as a derivative financial instrument which is recorded at fair value using Level 3 inputs each period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations and Other Comprehensive Loss. The Company estimated the fair value at December 31, 2021 and 2020 to be $0.4 million and $0.7 million, respectively, which was recognized within Other liabilities on the Consolidated Balance Sheets.

Guarantees

The Company indemnifies its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes its insurance would cover any liability that may arise from the acts of its officers and directors and as of December 31, 2021 and 2020, the Company is not aware of any pending claims or liabilities.

The Company entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of its activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations Surf Air has made with regards to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Legal Contingencies

In 2017, the Company acquired Rise U.S. Holdings, LLC (“Rise”). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC, (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the “Rise Parties”), were served with a petition for judgment by Menagerie Enterprises, Inc. (“Monarch Air”), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of the Monarch Air Flight Services Agreement, which occurred prior to the Company’s acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract, and breach of fiduciary duty. Rise, a subsidiary of the Company, was named as a party in the lawsuit. During 2018 and 2019, certain summary judgements were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1 million, pre-judgment interest of $230 thousand, attorneys’ fees of $61 thousand and court costs of approximately $3 thousand. Since then, Monarch Air has been conducting post-judgment discovery. The full settlement had been accrued within Accrued expenses on the Consolidated Balance Sheets by the Company as of December 31, 2021 and 2020.

Surf Air is also a party to various claims and matters of litigation incidental to the normal course of its business.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 12. Commitments and Contingencies (cont.)

Federal Excise Tax Commitment

On May 15, 2018, Surf Air received notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. In 2019, the Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. Since 2019, the Company has made untimely payments on the Installment Plan. Defaulting on the payment plan can result in the IRS nullifying the arrangement, placing the Company in default, and taking collection action against the Company for any unpaid balance. The Company’s total outstanding federal excise tax liability including accrued penalties and interest is included as accrued liability in the balance sheet and is in the amount of $3.8 million and $3.5 million as of December 31, 2021 and 2020, respectively.

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares

The preferred shares for all classes do not have mandatory redemption provisions. However, the preferred shares are subject to mandatory conversion upon the occurrence of a deemed liquidation event. Except for the Class Seed and B-6s preferred stock, the preferred shares provide for conversion at the option of the holders. Further, the shares of preferred stock are not subject to mandatory repurchases at the option of the holders.

The following table presents information about the Company’s convertible preferred shares as of December 31, 2021 (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Issuance Price	Liquidation Preference
Class Seed	1,866,056	1,866,056	$838	$0.54	$1,000
Class A-1	1,930,155	1,380,217	1,525	1.12	1,546
Class A-2	2,820,319	1,197,296	1,840	1.54	1,840
Class A-3	9,070,476	6,206,269	6,192	1.00	6,206
Class A-4	552,804	552,804	675	1.30	716
Class A-5	15,646,415	15,400,417	4,447	1.11	17,155
Class B-1	14,934,552	14,934,552	20,000	1.34	20,000
Class B-2	25,000,000	24,194,129	30,768	1.71	41,295
Class B-3	2,000,000	1,464,728	2,213	1.71	2,500
Class B-4	6,000,000	3,671,818	5,361	1.71	6,267
Class B-5	33,638,500	19,140,703	6,240	0.38	7,273
Class B-6a	150,000,000	89,320,082	38,593	0.53	47,295
	263,459,277	179,329,073	118,692		153,093
Class B-6s	98,799,158	70,606,523	3,294		—
Total	362,258,435	249,935,594	$122,466	—	$153,093

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares (cont.)

The following table presents information about the Company’s convertible preferred shares as of December 31, 2020 (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Issuance Price	Liquidation Preference
Class Seed	1,866,056	1,866,056	$838	$0.54	$1,000
Class A-1	1,930,155	1,380,217	1,525	1.12	1,546
Class A-2	2,820,319	1,197,296	1,840	1.54	1,840
Class A-3	9,070,476	6,206,269	6,192	1.00	6,206
Class A-4	552,804	552,804	675	1.30	716
Class A-5	15,646,415	15,400,417	4,447	1.11	17,155
Class B-1	14,934,552	14,934,552	20,000	1.34	20,000
Class B-2	25,000,000	24,204,128	30,784	1.71	41,312
Class B-3	2,000,000	1,464,728	2,213	1.71	2,500
Class B-4	4,000,000	3,661,818	5,343	1.71	6,250
Class B-5	33,638,500	15,491,119	5,887	0.38	5,887
Class B-6a	88,214,400	61,459,480	23,841	0.53	32,543
	199,673,677	147,818,884	103,585		136,955
Class B-6s	98,799,158	70,470,546	3,284	—	—
Total	298,472,835	218,289,430	$106,869	—	$136,955

____________

*        The Class B-6s convertible preferred shares have no liquidation preference and are pari passu to the ordinary shares upon a liquidation event.

Amended and Restated Articles of Association

The rights, privileges, and preferences of the Company’s Class A redeemable convertible preferred shares, Class B-1 convertible preferred shares, Class B-2 redeemable convertible preferred shares, Class B-3 redeemable convertible preferred shares, Class B-4 redeemable convertible preferred shares, Class B-5 redeemable convertible preferred shares and Class B-6a redeemable convertible preferred shares (collectively, “Senior Preferred Shares”), the Class seed redeemable convertible preferred shares and Class B-6s convertible preferred shares (collectively “Junior Preferred Shares”) and the ordinary shares are shown as follows:

Dividend Rights

Holders of Senior Preferred Shares are entitled to receive noncumulative dividends on a pari passu basis and in preference to Junior Preferred Shares and ordinary shares equal to 6% per annum of $1.1203 Class A-1 redeemable convertible preferred shares, $1.5368 Class A-2 redeemable convertible preferred shares, $1.0000 Class A-3 redeemable convertible preferred shares, $1.2958 Class A-4 redeemable convertible preferred shares, $1.1139 Class A-5 redeemable convertible preferred shares, $1.3392 Class B-1 redeemable convertible preferred shares, $1.7068 Class B-2, Class B-3 and Class B-4 redeemable convertible preferred shares $0.3800 Class B-5 redeemable convertible preferred shares and $0.5295 Class B-6a convertible preferred shares, payable if and when declared by the Board of Directors. No dividends on Senior Preferred Shares or ordinary shares have been declared by the Board of Directors through December 31, 2021. The Company shall not declare pay or set aside any dividends on ordinary shares unless the holders of Senior Preferred Shares and Junior Preferred Shares then outstanding first receive, or simultaneously receive a dividend on each outstanding Senior Preferred share or Junior Preferred share equal to the product of (a) the dividend paid on each ordinary share and (b) the number of ordinary shares issuable upon conversion of each Senior Preferred Share or Junior Preferred Share. Holders of Junior Preferred Shares are not entitled to receive any dividends unless the Board of Directors declares a dividend on ordinary shares and the Senior Preferred Shareholders have received a dividend.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares (cont.)

Voting Rights

Ordinary shares vote together with the holders of Senior Preferred Shares as a single class. Each holder of Senior Preferred Shares shall be entitled to the number of votes equal to the number of ordinary shares, into which such shares of Senior Preferred Shares could be converted as of the record date. Holders of Junior Preferred Shares do not have voting rights, except as to matters that affect Junior Preferred Shares as set forth in the Company’s charter documents.

Conversion Rights

The holders of Senior Preferred Shares have the right, at the option of the holder at any time, to convert their preferred shares into ordinary shares of the Company. The conversion rate is equal to $1.1203 Class A-1 redeemable convertible preferred shares, $1.5368 Class A-2 redeemable convertible preferred shares, $1.0000 Class A-3 redeemable convertible preferred shares, $1.2958 Class A-4 redeemable convertible preferred shares, $1.1139, Class A-5 redeemable convertible preferred shares, $1.3392 Class B-1 redeemable convertible preferred shares, $1.7068 Class B-2, Class B-3 and Class B-4 redeemable convertible preferred shares, $0.3800 Class B-5 redeemable convertible preferred shares and $0.5295 Class B-6a redeemable convertible preferred shares. Certain events will trigger mandatory conversion of both Senior Preferred Shares and Junior Preferred Shares, into the Company’s ordinary shares. Such triggering events include a public offering of the Company’s share generating proceeds, net of discounts and commissions, of at least $50 million and with a minimum per share price of $3.4136.

The holders of Class B-6s convertible preferred shares and Class Seed redeemable convertible preferred shares do not have conversion rights unless there is a mandatory conversion event at which time each Class B-6s convertible preferred share converts one for one into ordinary shares and each Class Seed redeemable convertible preferred share converts at a rate of $1.7068 into ordinary shares.

Liquidation

In the event of any liquidation dissolution, or winding up of the Company, either voluntary or involuntary or upon a deemed liquidation event, assets available for distribution are first distributed to the holders of Senior Preferred Shares in preference to any distribution to the Junior Preferred Shares shareholders and ordinary shareholders an amount per Senior Preferred Share equal to the greater of (a) one times the original issue price, plus any dividends declared but unpaid or (b) such amount per Senior Preferred Share as would have been payable had all shares of the class of such Senior Preferred Share been converted into ordinary shares. Thereafter, the holders of class seed convertible preferred shares are entitled to receive in preference to any distributions to ordinary shareholders or Class B-6s convertible preferred shareholders equal to the greater of $0.5359 per Class seed preferred share or such amount per Class seed preferred share as would have been payable had all Class seed preferred shares been converted into ordinary shares.

If the holders of Senior Preferred Shares and class seed preferred stock are paid in full, the remaining assets of the Company will be distributed pro rata to the holders of ordinary shares and Class B-6s convertible preferred shares, pro rata as a single class and on an as converted to ordinary shares basis, based on the number of shares held by each such holder.

Deemed liquidation events include a change in control of the Company and sale of substantially all of the assets of the Company. These deemed liquidation event provisions are considered contingent redemption provisions because such events are not solely within the control of the Company. Therefore, all Senior Preferred Shares and Junior Preferred Shares, except for Class B-6s convertible preferred shares, have been presented in the mezzanine section of the Consolidated Balance Sheets.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares (cont.)

Protective Provisions and Anti-dilution

The Company requires the vote or written consent of (i) the holders of a majority Class A preferred voting as a single class on an as-converted basis and (ii) the holders of a majority Class B preferred, excluding the Class Seed and Class B-6s convertible preferred (i.e., Junior Preferred Shares voting as a single class on an as-converted basis, before it, or any of its subsidiaries can take certain corporate actions or enter certain transactions including, but not limited to, liquidation events, charter amendments, other actions that would result in the issuance or reclassification of securities that are senior to or on parity with any class of preferred shares, or creation or authorization of debt that has not received the prior approval of the Board of Directors.

Each class of preferred shares also has protective provisions that require consent of any class whose rights, preferences, privileges or powers are disproportionately and materially impacted by a charter amendment or by the authorization or issuance of additional shares of such class. Each class of preferred shares also has anti-dilution protection for share splits, combinations, dividends, distributions, and reorganizations as well as price-based weighted average anti-dilution protection for certain nonexempted equity issuances below the conversion price of the applicable class of preferred shares.

Class B-2 Preferred Shares

During 2020, the Company converted SAFE instruments into 2,944,099 shares of its Class B-2 convertible preferred shares with a total fair value of $1.6 million (see Note 9, Financing arrangements).

Class B-5 Preferred Shares

On March 24, 2021, the 2017 Notes with the total amount of principal and accrued interest of approximately $1.4 million were converted into 3,649,587 Class B-5 Preferred Shares (at $0.38 conversion price).

Class B-6 Preferred Shares

During 2020, the Company converted SAFE instruments into 17,547,959 shares of its Class B-6a convertible preferred shares with a total fair value of $6.8 million. (see Note 9, Financing arrangements). Also during 2020, the Company issued an additional 29,635,115 shares of its Class B-6a convertible preferred shares with fair value of $15.6 million.

During 2020, the Company converted the outstanding convertible loan under Secured Promissory Note Agreement with Park Lane into 14,276,406 Class B-6a convertible preferred shares at a conversion rate of $0.53 per share (see Note 16, Related party balances and transactions).

On February 25, 2020, the Company issued 66,100,094 of Class B-6s convertible preferred shares as consideration for the Blackbird asset acquisition (See Note 3, Business Combinations).

During 2021, the Company received the $14.3 million cash in connection with the issuance of Class B-6a convertible preferred shares.

Note 14. Share-Based Compensation

On August 15, 2016, the Company’s Board of Directors adopted the Surf Air Global Limited 2016 Equity Incentive Plan (“2016 Plan”).

Under the 2016 Plan, officers, employees, and consultants can be granted incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), restricted stock and restricted stock units (“RSUs”) to acquire the Company’s ordinary shares. The 2016 Plan, as amended through July 15, 2021, is administered by the Board of Directors and permits the issuance of up to an aggregate of 138,620,470 of the Company’s ordinary shares. The Company recorded $3.2 million and $6.2 million in share-based compensation expense for the years ended December 31, 2021, and December 31, 2020, respectively.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

If any award under the 2016 Plan expires or lapses or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of Company repurchased or redeemed shares at or below the original issuance price), the unused shares shall again be available for the grant of awards under the 2016 Plan. Shares issued under the 2016 Plan may consist in whole or in part of authorized, but unissued shares, shares purchased on the open market or treasury shares.

The Company uses the Black-Scholes option valuation model, which was developed for use in estimating the fair value of options. Option valuation models require the input of highly complex and subjective variables including the expected life of options granted and the Company’s expected stock price volatility over a period equal to the expected life of the options.

Share Options

A summary of share option activity under the 2016 Plan for the years ended December 31, 2021 and 2020 is set forth below:

	Number of Share Options Outstanding	Weighted Average Grant Date Fair Value Per Share	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2019	5,238,479	$0.30	7.70	$289	$0.60
Granted	—
Exercised	—
Canceled	(1,413,814)	$0.32			$0.59
Outstanding at December 31, 2020	3,824,665	$0.29	6.72	205	$0.60
Granted	7,515,074	$0.04	9.71	0	$0.06
Exercised	(10,000)	$0.04			$0.06
Canceled	(522,948)	$0.37			$0.64
Outstanding at December 31, 2021	10,806,791	$0.13	8.48	$196	$0.22
	Number of Share Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2021	10,806,791	$0.22	$196	8.48
Exercisable at December 31, 2021	9,954,701	$0.22	$196	$8.48

Compensation expense is generally recognized for those options expected to vest, with forfeitures recognized as they occur. As of December 31, 2021, unrecognized compensation expense related to the unvested portion of the Company’s share options was approximately $33 thousand with a current weighted average remaining vesting period of approximately 0.23 years.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

The assumptions used to estimate the fair value of share options granted during the years ended December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Risk-free interest rate	0.79 – 1.49%	2.30%
Expected term (in years)	5.0 – 6.08	6.71
Dividend yield	—	—
Expected volatility	89 – 113%	130.20%

Restricted Stock Units

At December 31, 2021, 2020, and 2019 the Company had 4,937,535 RSU’s unvested with the weighted average grant date fair value of $0.33 per RSU.

As of December 31, 2021 and 2020, the Company has two separate types of granted and unvested RSUs, one with a combined service and performance condition (RSU SPLE) and one with only a performance condition (RSU LE). Both award types contain a performance condition involving the satisfaction of a pre-determined liquidity event, which includes (1) change in control or (2) becoming a publicly listed company. The RSU SPLE awards contains a service-based vesting condition whereby the service condition either vests monthly over a one-year period, or vests quarterly over a three-year period after a one year cliff vest period, which has been fully satisfied as of December 31, 2021.

Share-based compensation expense is recognized only for the RSU SPLE awards that are expected to meet both the service and performance conditions, and only for the RSU LE awards that meet the required performance condition. As of December 31, 2021 and 2020, achievement of the performance condition was not probable, resulting in unrecognized shared-based compensation expense for all RSUs of $1.7 million, all of which would have vested immediately, if the performance condition had been satisfied on December 31, 2021.

Restricted Share Purchase Agreement

A summary of RSPA activity under the 2016 Plan for the years ended December 31, 2021 and 2020 is set forth below:

	Number of RSPA	Weighted Average Grant Date Fair Value per RSPA
Unvested RSPAs at December 31, 2019	—	$—
Granted	114,778,316	$0.25
Vested	(38,764,608)	$0.10
Forfeited	—	—
Unvested RSPAs at December 31, 2020	76,013,708	$0.33
Granted	32,344,494	$0.09
Vested	(32,332,988)	$0.07
Forfeited	(335,537)	$0.08
Unvested RSPAs at December 31, 2021	75,689,677	$0.10

Some RSPAs were issued for cash while others were issued for promissory notes. As of December 31, 2021, the unrecognized compensation expense related to the unvested portion of the Company’s RSPAs issued for promissory notes, excluding executive award as disclosed below, was $1.4 million, which is expected to be recognized over a weighted average period of 1.9 years. The executed promissory note creates an option for the RSPA holder, since they will repay the loan when the exercise price is lower than the ordinary share fair value. The promissory note contains

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

prepayment features and therefore can be repaid at any time. The maturity date is five years from the grant date. The grant date fair value is based on the terms of the promissory note, since the promissory notes creates the option. The related expense is recorded over the service vesting terms of the restricted shares.

During 2020, an executive received an award of RSPA’s for a promissory note which included three tranches. The first tranche vest based on service conditions only, and vest ratably over each continuous month of service. The second tranche becomes subject to service vesting after a performance condition is met. Subject to the performance vesting conditions, the awards will vest ratably for each continuous month of service. The third tranche vest immediately upon satisfaction of performance conditions and market conditions such as the Company achieving a certain valuation prior to an IPO. For these awards, the repurchase option terminates upon vesting (either immediately or over a service vesting term). However, if the participant is terminated within 12 months of a liquidation event (excluding termination for cause), then the awards vest in full. As of December 31, 2021, the unrecognized compensation expense related to the unvested portion of the Company’s executive RSPAs was $22.2 million.

The Company recognizes share compensation expense on the executive’s RSPA’s in the first and second tranche, ratably over each month of continuous service after July 1, 2020. No share compensation expense is recorded related to the executive’s RSPA’s for the third tranche, as it is not probable for the performance condition to be met as of December 31, 2021. No share compensation expense will be recorded for this tranche until the performance condition triggers become probable.

The RSPAs issued for cash contain service vesting conditions. The grant date fair value of the RSPA’s is the same as the ordinary share fair value at the grant date. As the grantees paid cash for the RSPA’s, they are considered prepaid shares. Should a grantee’s service be terminated, any unvested shares would be repurchased by the Company and the Company would have to return the original cash payment to the grantee for the unvested share portion, thereby creating a liability.

As of December 31, 2021, the unrecognized compensation expense related to the unvested portion of the Company’s RSPAs issued for cash was $0.4 million, which is expected to be recognized over a weighted average period of 2.4 years.

The assumptions used to estimate the fair value of RSPAs granted during the years ended December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Risk-free interest rate	0.97%	0.28% – 0.41%
Expected term (in years)	5.00	5.00
Dividend yield	—	—
Expected volatility	152.00%	163.60%

Restricted Share Grant Agreement

During 2021, the Company made twelve RSGA’s grants totaling 2,112,418 shares to certain employees. The grant date fair value is $119 thousand. These were issued related to provision of employee services and were fully-vested at date of grant. Until such time as the Company exercises the right of first refusal, the grantee has all the rights of a shareholder with respect to voting, liquidation rights and receipt of dividends.

There are transfer restrictions over the RSGA shares. The shares have not been registered under the Securities Act and may not be sold or transferred unless registered under the SEC laws or with receipt of an exemption therefrom. The employee must also notify the Company of his/her intention to dispose of the shares and the Company maintains a right of first refusal and a market stand-off right over the shares. The right of first refusal will lapse on the earlier to occur of i) the first date on which the ordinary shares are held by at least 2,000 persons ii) a determination by the Company’s Board of Directors that a public market exists and iii) a firm commitment underwritten public offering of the shares valued at, at least $20 million.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

There is no Company repurchase option unless the Company exercises its right of first refusal. After delivery of notice to the Company of intended disposition of the shares by the employee, the Company has the option to repurchase the shares from the employee on the same terms indicated on the disposal form.

Note 15. Income Taxes

The provision for income taxes for the years ended December 31, 2021 and 2020 consist of current state taxes of $7 thousand and $6 thousand, respectively. Income taxes in our consolidated financial statements have been calculated on a separate tax return basis.

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate (in thousands):

	December 31,
	2021		2020
	$	%	$	%
Pretax loss	$(7,600)	21.0%	$(4,921)	21.0%
State tax benefit	(2,251)	6.22%	(1,302)	5.56%
Foreign tax differential	787	(2.17)%	1,380	(5.89)%
Transaction costs	646	(1.79)%	215	(0.92)%
Permanent differences	193	(0.54)%	83	(0.35)%
PPP loan forgiveness	(154)	0.42%	(152)	0.65%
Change in valuation allowance	8,369	(23.12)%	4,730	(20.18)%
Other	17	(0.05)%	(27)	0.11%
Effective income tax rate	$7	(0.03)%	$6	(0.02)%

Deferred income tax assets and liabilities are recorded for differences between the consolidated financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Book to tax depreciation differences	$545	$438
Accrued expenses and reserves	1,415	1,108
Stock compensation	267	269
Net operating loss carryforward	50,158	42,081
Other	165	173
Total deferred tax assets	$52,550	$44,069
Deferred tax liabilities:	—	—
Prepaid expenses	(236)	(124)
Total deferred tax liabilities, net	$(236)	$(124)
Valuation allowance	(52,314)	(43,945)
Total deferred tax assets (liabilities), net	$—	$—

As of December 31, 2021, the Company has approximately $36.1 million of federal net operating loss (“NOL”) carryforwards, and $14.0 million of California NOL carryforwards, which will begin to expire in 2031. The described carryforwards are included in the Company’s calculation of its deferred tax asset; however, realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to expiration of the NOL carryforwards. Also, utilization of the operating losses and tax credits may be subject to a substantial annual limitation due to the

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 15. Income Taxes (cont.)

ownership change limitations provided by the Internal Revenue Code of 1986 under Section 382 and similar state provisions. As of December 31, 2021 and 2020, the Company recorded a full valuation allowance of approximately $52.3 million and $43.9 million, respectively, on the net deferred tax assets, as management does not believe it is more likely than not that the tax assets will ultimately be realized. The valuation allowance increased by $8.4 million during the year ended December 31, 2021.

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation’s ability to utilize its NOL carryforwards, if it experiences an “ownership change” as defined. In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate. We have not completed a Section 382 study at this time; however, should a study be completed, certain NOL carryforwards may be subject to such limitations. Any future annual limitation may result in the expiration of NOL carryforwards before utilization.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act or Act) was signed into law, which is a $2 trillion relief package comprising of a combination of tax provisions and other stimulus measures. The Act broadly provides tax payment relief and significant business incentives and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act (TCJA). The Company qualified for the Paycheck Protection Program (“PPP”) loan and received a loan in the year ended December 31, 2021. Some of the more significant provisions did not impact the Company’s financial statements, including the removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, increasing the ability to deduct interest expense, and the technical correction made to the previously enacted Tax Cuts and Jobs Act in relation to tax depreciation of qualified improvement property.

We recognize the impact of a tax position in our consolidated financial statements if the tax position is more likely than not to be sustained upon examination and on the technical merits of the position. Based on our evaluation, we have concluded that for the years ended December 31, 2021 and 2020, there were no unrecognized tax benefits. We do not anticipate a significant change in its unrecognized tax benefits during the next 12 months.

The Company and its subsidiaries file tax returns in the United States (federal and state). There are no open income tax examinations as of December 31, 2021.

Note 16. Related Party Balances and Transactions

As of December 31, 2019, the Company owed $2.1 million to LamVen LLC (“LamVen”), an entity owned by an officer of the Company, for various expenses incurred by LamVen on the Company’s behalf. During 2020, $2.0 million of the amount owed to LamVen was extinguished through issuance of 4,370,452 Class B-6s convertible preferred shares with fair value of $428 thousand resulting in a gain on extinguishment of $1.9 million, which was recognized within Additional paid-in capital on the Consolidated Balance Sheets. As of December 31, 2021, the Company owed $90 thousand to LamVen. Amounts due to LamVen are included within “Due to related parties” on the Consolidated Balance Sheets as of December 31, 2021 and 2020.

Convertible notes at fair value on the Consolidated Balance Sheets as of December 31, 2021 and 2020 include $6.2 million of 2017 Note due to LamVen.

During 2021, Surf Air issued an aggregate of $4.45 million of convertible notes under the May 12, 2022 (which is effective October 8, 2021), convertible note agreement, (the “2021 Note”), to an entity affiliated with the co-founder of the Company. See Note 9, Financing Arrangements. During 2022, the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 16. Related Party Balances and Transactions (cont.)

During 2019, the Company commenced leasing three aircrafts from Park Lane for a monthly lease payment of $25 thousand per aircraft. During 2020, the Company began leasing a fourth aircraft from Park Lane for a monthly lease payment of $25 thousand (see Note 6, Leases). The leases were extended to July 2023.

As of December 31, 2019, the Company owed $6.0 million to Park Lane, an entity affiliated with an officer of the Company, for short term loans made by Park Lane to the Company during 2019. On April 7, 2020, the Company entered into a convertible Secured Promissory Note Agreement with Park Lane (“2020 SPNA”) under which the loans made during 2019 were exchanged for a secured convertible loan aggregating $7.5 million. During 2021, Park Lane contributed $0.4 million in cash towards the SPNA which was immediately converted to 834,556 of B-6a preferred convertible stock.

During 2021, Park Lane purchased an additional $5.0 million in Class B-6a redeemable convertible preferred shares of Surf Air, totaling 9,442,871 Class B-6a redeemable convertible preferred shares.

Note 17. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to December 31, 2021 through October 24, 2022, the date the consolidated financial statements were available for issuance.

Proposed Acquisition

The Company entered into a prospective transaction, which will be executed through its wholly-owned subsidiary, Surf Air Mobility (“SAM”) whereby SAM will acquire 100% of the equity interests in Southern Airways Corporation, a Delaware corporation (“Southern”) pursuant to an acquisition agreement dated as of March 17, 2021, as amended on August 22, 2021 and on May 17, 2022. As of the date this report, this business combination transaction has not yet been completed, and is subject to satisfaction of various terms and conditions including the completion of a business combination transaction among SAM and a publicly-traded special purpose acquisition company (SPAC), which would enable SAM to deliver the agreed consideration for the proposed acquisition.

Share Purchase Agreement with GEM

During 2020, the Company entered into a SPA with GEM and an entity affiliated with GEM to provide incremental financing in the event the Company completes a business combination transaction with a SPAC. Pursuant to the SPA, GEM is required to purchase ordinary shares of the Company at a discount to then fair value up to $200.0 million. (Note 12. Commitments and Contingencies)

In May 2022, SPA was amended to increase the facility to $400.0 million with the same terms.

Business Combination and Southern Airlines Acquisition

The Company entered into a Business Combination Agreement, dated as of May 17, 2022 (the “Merger Agreement”), by and among Tuscan Holdings Corp II (“Tuscan”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SAM (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of SAM (“Merger Sub II” and together with the Company, SAM and Merger Sub I, the “Surf Entities”).

Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into Tuscan (the “First Merger”), with Tuscan surviving the First Merger as a wholly-owned subsidiary of SAM, and (ii) simultaneously with the First Merger, Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned subsidiary of SAM. The Merger

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 17. Subsequent Events (cont.)

Agreement contemplates a related business combination transaction, governed by a separate agreement, pursuant to which on the closing date a wholly-owned subsidiary of Global will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM (the “Southern Acquisition”).

Following the Mergers and the Southern Acquisition, (i) the Company, Southern and Tuscan will be wholly owned subsidiaries of SAM, (ii) the security holders of Tuscan, the Company and Southern will be security holders of SAM, (iii) SAM will be the publicly traded company, and (iv) SAM will own directly or indirectly all of the equity securities, assets, business and operations of each of Tuscan, the Company, and Southern.

Convertible Notes

On June 30, 2021, the Company entered into the fifth amendment to the 2017 Notes (see Note 9, Financing arrangements) and extended the maturity date on the outstanding 2017 Notes from June 30, 2021 to September 30, 2021. On September 15, 2021, the maturity date of the 2017 Notes was further extended to March 31, 2022. On March 31, 2022, the maturity date of the 2017 Notes was further extended to December 31, 2022. As defined in the 2017 Notes agreements, the holders may elect to receive repayment of the principal amount along with a 22% cash repayment interest and additional warrants to purchase certain classes of equity shares on demand in the event of no conversion at the maturity date.

On January 17, 2022, the Company entered into a convertible note agreement for a principal amount of $3.0 million with Aperitus Limited (f/k/a Marcel Reinchart Limited) (the “Aperitus Note”). The full $3.0 million was loaned under the Aperitus Note, which bears interest at a rate of 8.25% per annum and matures on December 31, 2022. At the election of the holder at any time, the principal and interest due under the Aperitus Note are convertible into a number of shares of convertible preferred shares sold in the Company’s most recent financing round equal to the aggregate amount due under the Aperitus Note multiplied by two, divided by the price per share of the convertible preferred shares. The Aperitus Note accrues interest at the rate of 15% per annum during any period of time that an event of default has occurred.

During January and February 2022, the Company received the remainder of the $4.45 million from LamJam (the “2021 Note”), an entity owned by an officer of the Company. The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. During 2022 the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

On February 15, 2022, the Company entered into a convertible note agreement with Vechery Trust. Under the Note Agreement, the Company issued a convertible note with a value of $1 million, which was scheduled to mature on December 31, 2022. Interest is due upon maturity at a rate of 8.25% per annum until the Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares.

During April 2022, the company received $1.3 million from LamVen, an entity owned by an officer of the Company.

During May 2022, the Company issued investors convertible notes (the “Security”) in an aggregate amount of $49.2 million, of which $15 million was received in cash, $15.2 million was in satisfaction of existing term debt, and $19 million was to provide future sales and marketing services. The Security is classified as a Simple Agreement for Future Equity agreement (“SAFE”). The convertible notes are automatically convertible into shares of the Company’s common stock upon the completion of an initial public offering (or other liquidity event if sooner) at a discounted price to the value of its common stock at the time of such event. The discount shall initially be equal to 35%. If there is a change of control event, these SAFE notes will automatically convert into the securities offered in connection with such change of control event, at a 20% discount.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 17. Subsequent Events (cont.)

Licensing, Exclusivity and Aircraft Purchase Arrangements

On July 6, 2021, Textron Aviation Inc. and one of its affiliates (“Textron”), entered into license, sales and marketing and aircraft purchase agreements with the Company, which are only effective as of the first trading date of shares of common stock of SAM or its affiliate (“Effective Date”) on a national securities exchange following a business combination with a SPAC.

The licensing agreement grants Surf Air a nonexclusive license to certain technical Information and intellectual property for the purpose of developing an electrified propulsion system for the Caravan aircraft, and to assist in obtaining Supplemental Type Certificates (“STC”) from the Federal Aviation Administration (“FAA”), including any foreign validation by any other aviation authority, for electrified propulsion upfits/retrofits of the Caravan aircraft. Upon the effectiveness of the license agreement, the Company will make an initial license fee payment of $25 million. In addition, the license agreement requires Surf Air to make scheduled payments of annual license sustaining fees totaling up to $35 million to Textron based on the issuance of STCs from the FAA over the 8-year term of the license payment period. Furthermore, Surf Air will earn a $200 thousand credit for each Caravan order in excess of 100 units, which may be applied towards unpaid annual license sustaining fees in the contract year the credit is earned.

Under the exclusive sales and marketing agreement, Textron and the Company agree to use their respective commercially reasonable efforts to promote the sales of the electrified propulsion upfits/retrofits of the Caravan aircraft and Textron appointed Surf Air as its exclusive supplier of electrified and hybrid-electric propulsion systems for the Caravan. Surf Air will pay Textron an exclusivity fee totaling up to $40 million during an exclusivity period of 8 years commencing from the effective date of the sales and marketing agreement. Additionally, as stated above, Surf Air will receive a $200 thousand credit for each Caravan order in excess of 100 units, on the first anniversary following the STC issuance and such credit is applicable towards unpaid exclusivity fees through the seventh anniversary of the STC issuance for the amount of the credit earned after it is first applied to any unpaid sustaining license fees.

Under the aircraft purchase agreement, Surf Air agreed to a firm commitment to purchase 100 Caravan aircraft for a purchase price of $2.35 million per Caravan aircraft adjusted for changes in consumer price Index between July 2021 through November of the year preceding the year of the delivery plus 2.0%. A non-refundable deposit in the amount of $10.0 million is due within 10 days of the Effective Date. In the event that the agreement is terminated prior to the delivery of the 50th Caravan aircraft, any remaining balance of deposit is forfeited. Additionally, the Company has the option to purchase an additional 50 Caravan aircraft between the Effective Date and March 31, 2026.

On March 16, 2022, the Company entered into an amendment to the licensing and sales and marketing agreements with Textron whereby the definition of the Effective Date has been amended to refer to the date upon which Surf Air or its affiliate executes a business combination agreement with a SPAC, together with capital commitments from third parties sufficient to satisfy a minimum cash condition of $300.0 million (“New Effective Date”). Also, the termination provision has been amended so that if SAM does not execute a business combination agreement with a SPAC on or prior to April 30, 2022, or if the listing of SAM shares (upon the closing of a business combination with a SPAC) does not occur on or prior to December 31, 2022, Textron will have the right to terminate each agreement.

The Company also entered into an amendment to the aircraft purchase agreement on March 16, 2022, whereby the Company has the right to terminate the aircraft purchase agreement upon written notice to Textron if (a) the New Effective Date does not occur on or prior to April 30, 2022, or (b) the listing of SAM shares (upon the closing of a business combination with a SPAC) does not occur on or prior to December 31, 2022.

On September 15, 2022 the Company entered into the second amendment to the aircraft purchase agreement.

Share Issuances

Subsequent to December 31, 2021, the Company raised $1.34 million of net proceeds from the issuance of 2,549,574 Class B-6a redeemable convertible preferred shares. Additionally, the Company issued 1,008,196 Class B-6s convertible preferred shares as payment for outstanding liabilities totaling $0.5 million owed to various vendors of the Company.

During 2022, the Company converted outstanding payable into 3,777,148 shares of its Class B-6a convertible preferred shares with the total cash value of $2.0 million.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 17. Subsequent Events (cont.)

SAFEs at Fair Value

On May 17, 2022, in connection with the Business Combination, Surf Air and LamVen entered into a simple agreement for future equity (the “LamVen SAFE”), pursuant to which LamVen provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction.

On May 17, 2022, in connection with the Business Combination, Surf Air and Park Lane entered into a simple agreement for future equity (the “Park Lane SAFE”), pursuant to which, Park Lane provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction.

On May 17, 2022, the Company and iHeart Media entered into a SAFE in which the Company agreed to sell to iHeart Media up to a number of common shares having an aggregate value of $10 million. The Company recognizes the future services at fair value on the balance sheet as the prepaid expense.

On June 30, 2022, the Company and Palantir entered into a SAFE in which the Company agreed to sell to Palantir up to a number of common shares having an aggregate value of $9 million. The Company recognizes the future services at fair value on the balance sheet as the prepaid expense.

In May 2022, the Company converted its term loan into SAFE instrument in the amount of $15.2 million, with a fair value of $11.2 million as of June 30, 2022.

In September 2022, the Company issued 1,889,823 Series B-6a redeemable convertible preferred shares to an existing investor in exchange for $1 million.

In September 2022, the Company issued SAFE in exchange for an investor’s payment of the $100 thousand issue price.

Jetstream Agreement

On October 10, 2022, Surf Air Mobility Inc. (SAM) and Jetstream Aviation Capital, LLC (“Jetstream”) entered into a Master Agreement (the “Jetstream Agreement”) that provides for a sale and/or assignment of purchase rights of aircraft from SAM to Jetstream and the leaseback of such aircraft from Jetstream to SAM within a maximum aggregate purchase amount of $450 million, including a $120 million total minimum usage obligation for SAM. Jetstream is the largest global aircraft lessor focused exclusively on commercially-operated turboprop regional aircraft and engines.

The agreement further provides SAM and Jetstream will endeavor to co-market SAM’s electrified powertrain technology to Jetstream’s other customers and lessees. Subject to further negotiation and entry into definitive agreements, Jetstream also intends to commit to acquire up to 50 hybrid-electrified powertrains per year for five years. The powertrains will be installed in Jetstream’s aircraft and leased to other customers, subject to certain thresholds and governmental approval processes. Both parties will endeavor to collaborate on potentially developing a co-financing platform pursuant to which SAM may offer leasing terms to its third-party service operators.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share data)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash	$3,835	$5,710
Accounts receivable, net	3,317	3,174
Prepaid expenses and other current assets	3,381	2,509
Total current assets	10,533	11,393
Property and equipment, net	30,437	14,295
Operating lease right-of-use assets	8,699	—
Finance lease right-of-use assets	1,800	—
Intangible assets, net	30	69
Goodwill	386	—
Other assets	3,470	3,022
Total assets	$55,355	$28,779
Liabilities, redeemable convertible preferred shares and stockholders’ equity
Current liabilities:
Accounts payable	$3,218	$1,754
Accrued salaries, wages and benefits	2,139	1,936
Deferred revenue	5,945	3,904
Current maturities of long-term debt	1,602	497
Current maturities of capital lease obligations	—	129
Short-term operating lease liabilities	1,613	—
Current portion due to related parties	2,496	1,016
Short-term finance lease liabilities	134	—
Other current liabilities	1,399	2,072
Total current liabilities	18,546	11,308
Long-term debt, net of current maturities	17,906	3,468
Long-term capital lease obligations, net of current maturities	—	1,974
Long-term operating lease liabilities	2,461	—
Long-term finance lease liabilities	1,905	—
Due to related parties, net of current portion	7,588	4,689
Other liabilities	1,423	747
Total liabilities	$49,829	$22,186
Commitments and contingencies (Note 17)
Redeemable convertible preferred shares, $0.0001 par value; 162,589 shares authorized; 162,589 shares issued and outstanding as of both June 30, 2022 and December 31, 2021; and aggregate liquidation preference of $6,853 and $6,627 as of June 30, 2022 and December 31, 2021, respectively.	$3,624	$3,624
Stockholders’ equity:
Common stock, $0.0001 par value; 1,000,000 shares authorized; 360,364 and 336,914 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	$—	$—
Additional paid-in capital	9,572	8,468
Accumulated deficit	(7,670)	(5,499)
Total stockholders’ equity	1,902	2,969
Total liabilities, redeemable convertible preferred shares and stockholders’ equity	$55,355	$28,779

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands)
(Unaudited)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenue	$36,521	$24,645
Operating expenses:
Maintenance, materials, and repairs	2,467	1,092
Depreciation and amortization	1,223	869
Aircraft fuel	7,152	3,407
Airport-related expenses	1,956	1,391
Aircraft rent	3,970	3,331
Salaries, wages and benefits	13,023	9,741
CARES Act	—	(9,759)
Other operating expenses	8,361	5,529
Total operating expenses	38,152	15,601
Operating income (loss)	(1,631)	9,044
Other income (expense):
Interest expense	(529)	(398)
Other income (expense)	(5)	79
Total other expense	(534)	(319)
Net income (loss) before income taxes	(2,165)	8,725
Income tax expense	6	329
Net income (loss)	$(2,171)	$8,396

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and
Stockholders’ Equity (Deficit)
(In thousands)
(Unaudited)

	Redeemable Convertible Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	$0.0001 Par Value
Balance at December 31, 2021	162,589	$3,624	336,914	$—	$8,468	$(5,499)	$2,969
Issuance of common shares to SkyWest for guarantee of debt	—	—	23,450	—	1,104	—	1,104
Net loss	—	—	—	—	—	(2,171)	(2,171)
Balance at June 30, 2022	162,589	$3,624	360,364	$—	$9,572	$(7,670)	$1,902
	Redeemable Convertible Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	$0.0001 Par Value
Balance at December 31, 2020	162,589	$3,624	324,669	$—	$8,148	$(16,274)	$(8,126)
Stock-based compensation	—	—	10,020	—	220	—	220
Net income	—	—	—	—	—	8,396	8,396
Balance at June 30, 2021	162,589	$3,624	334,689	$—	$8,368	$(7,878)	$490

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$(2,171)	$8,396
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss on disposal of fixed assets	5	—
Loss on the extinguishment of debt	37	—
Depreciation and amortization	1,223	869
Stock-based compensation	—	220
Decrease in provision for allowance for doubtful accounts	(4)	(1)
Other, net	23	2
Amortization of operating lease assets	1,648	—
Changes in operating assets and liabilities:
Accounts receivable, net	(139)	60
Prepaid expenses and other current assets	(689)	(227)
Other assets	(446)	(494)
Accounts payable	1,351	171
Accrued salaries, wages, and benefits	203	265
Decrease in operating lease liabilities	(1,821)	—
Deferred revenue	1,913	2,603
CARES Act liability	—	(168)
Other current liabilities	(611)	(26)
Due to a related party	(237)	(545)
Other liabilities	142	(146)
Net cash provided by operating activities	427	10,979
Cash flows from investing activities:
Purchase of property and equipment	(13,492)	(797)
Proceeds from the sale of fixed assets	1	—
Acquisition of MUA, net of cash	(4,164)	—
Net cash used in investing activities	(17,655)	(797)
Cash flows from financing activities:
Proceeds from borrowings of long-term debt, net of closing costs	16,932	—
Proceeds from Marianas Pacific Express, LLC – other liabilities	1,000	—
Principal payments on long-term debt	(2,168)	—
Principal payments on long-term debt – related parties	(347)	(193)
Repayment of capital lease obligations	(64)	(137)
Net cash provided by (used in) financing activities	15,353	(330)
Increase (decrease) in cash and cash equivalents	(1,875)	9,852
Cash and cash equivalents at beginning of period	5,710	2,073
Cash and cash equivalents at end of period	$3,835	$11,925
Supplemental cash flow information:
Cash paid for interest	$500	$316
Cash paid for income taxes, net of refunds	$408	$—
Supplemental schedule of noncash investing and financing activities:
Common shares issued to related party for guarantee of debt financing	$1,104	$—
Right-of-use assets obtained in exchange for new finance lease liabilities	$2,408	$—
Property and equipment purchased through debt financing	$1,806	$—
Derecognition of right-of-use operating assets and liabilities upon lease termination	$(1,224)	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$11,572	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business

Southern Airways Corporation (“SAC”) and its wholly owned subsidiaries (Southern Airways Express, LLC (“SAE”), Southern Airways Pacific (“SAP”), Southern Airways Autos, LLC (“SAA”), and Multi-Aero Inc. (“MUA”), is a Delaware Corporation that was founded on April 5th, 2013. Southern Airways Corporation together with its consolidated subsidiaries are collectively referred to hereafter as “Southern” or the Company”.

Nature of Operations

Southern is a scheduled service commuter airline serving nearly forty cities across the United States, and is a certified Part 135 operator which operates a fleet of over 45 aircraft, including the Cessna Caravan, the Cessna Grand Caravan, the King Air Super 200, and the Citation Bravo. Southern provides both seasonal and full-year scheduled passenger air transportation service in New England, the Mid-Atlantic and Gulf regions, Rockies and West Coast, Far Pacific, Hawaii, with select routes subsidized by the United States Federal government under the Essential Air Service (“EAS”) program. The Company is headquartered in Palm Beach, Florida and commenced flight operations in June 2013.

Note 2. Impact of COVID-19

COVID-19, which was declared a global health pandemic by the World Health Organization in March 2020, resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in the economy and led to reduced economic activity particularly in the air travel industry. To prevent or reduce the spread of COVID-19, there has been implementation and continuation of significant government-imposed measures including travel restrictions, closing of the U.S. border, “shelter in place” orders and business closures. Consequently, the Company experienced an unprecedented decline in the demand for air travel during 2020, which materially and adversely affected the Company’s revenues. While the length and severity of the reduction in demand due to COVID-19 are uncertain due in part to the emergence of new COVID variants, which continue to impact flight demand from consumers, the Company implemented a number of measures to focus on the personal safety of its passengers and employees. Additionally, the Company continues to focus on reducing expenses and managing its liquidity and will continue to modify its cost management structure and capacity as the timing of demand recovery continues to evolve.

Note 3. Summary of Significant Accounting Policies

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The information herein reflects all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results for the periods presented. The results for the interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2022.

Basis of Presentation and Principles of Consolidation

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Southern. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and the accompanying notes. On an ongoing basis, the Company evaluates its estimates using historical experience and

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition, certain accrued liabilities, useful lives and recoverability of long-lived assets including finite-lived intangible assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, stock-based compensation, determination of the fair value of warrants to purchase the Company’s common stock, and realization of tax assets and estimates of tax liabilities. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in the development estimates. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgments in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of both June 30, 2022 and December 31, 2021, approximately 70% of the Company’s accounts receivable balance is due from the United States Department of Transportation (U.S. DOT), in relation to certain air routes served by the Company under the U.S. DOT’s Essential Air Service (EAS) program.

Leases

Arrangements are analyzed at inception to determine the existence of a lease. Right-of-use assets (ROUAs) represent the right to use the underlying asset and lease liabilities represent the obligation to make lease payments for the lease term. ROUAs and leases liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised. ROUAs and lease liabilities are reported on the Condensed Consolidated Balance Sheet. Lease cost is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives. Aggregate lease cost is recorded in Aircraft rent, Airport-related expenses and Other Operating Expenses on the Condensed Consolidated Statements of Operations.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when it receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects fees from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually at the point in time when a flight is completed or the required services have been provided. The Company generally meets performance obligations associated with all revenues deferred during the succeeding 12-month period. Accordingly, deferred revenue is classified as a current liability in the accompanying Condensed Consolidated Balance Sheet. As of the six months ended June 30, 2022 and 2021, the deferred revenue balances on the Condensed Consolidated Balance Sheet are customer cash receipts related to unflown passenger ticket sales.

The changes in deferred revenue were as follows: (in thousands)

	Six Months Ended June 30,
	2022	2021
Deferred revenue, beginning of year	$3,904	$2,127
Revenue deferred	22,078	13,551
Revenue recognized	(20,037)	(10,947)
Deferred revenue, end of period	$5,945	$4,731

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

During the periods ended June 30, 2022 and 2021 the Company recognized revenue for all of the deferred revenue balances at the beginning of the year.

Recent Accounting Pronouncements

Adopted

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of income taxes and reducing the cost and complexity in accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance as of January 1, 2021. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The Company adopted ASU 2016-02 beginning January 1, 2022. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. There were several updates issued in 2018, 2019, and 2020 related to ASC 842, which will also be considered when adopting ASC 842. We elected the optional transition method to apply the standard as of the effective date and therefore, we have not applied the standard to the comparative periods presented on our condensed consolidated financial statements.

In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, that deferred the effective date of the revenue standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. The amendments in this Update defer, for one year, the required effective date of Topic 606, Revenue From Contracts with Customers for those entities noted above. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Our practical expedients were as follows:

Implications as of January 1, 2022
Practical expedient package	a) We have not reassessed whether any expired or existing contracts are, or contain, leases.
b) We have not reassessed the lease classification for any expired or existing leases.
c) We have not reassessed initial direct costs for any expired or existing leases.
Hindsight practical expedient	We have not elected the hindsight practical expedient, which permits the use of hindsight when determining lease term and impairment of operating lease assets.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

The impact on the condensed consolidated balance sheet is as follows:

	December 31, 2021	Adjustments Due to the Adoption of ASC 842	January 1, 2022
Assets
Current assets:
Cash	$5,710	$—	$5,710
Accounts receivable, net	3,174	—	3,174
Prepaid expenses and other current assets	2,509	—	2,509
Total current assets	11,393	—	11,393

Property and equipment, net	14,295	(2,054)	12,241

Operating lease right-of-use assets	—	11,174	11,174
Intangibles, net	69	—	69
Finance lease right-of-use assets	—	2,054	2,054
Other assets	3,022	—	3,022
Total assets	$28,779	$11,174	$39,953
Current liabilities:
Accounts payable	$1,754	$—	$1,754
Accrued salaries, wages and benefits	1,936	—	1,936
Deferred revenue	3,904	—	3,904
Current maturities of long-term debt	497	—	497
Current maturities of capital lease liabilities	129	(129)	—
Short-term operating lease liabilities	—	1,635	1,635
Due to related parties	1,016	1,819	2,835
Short-term finance lease liabilities	—	129	129
Other current liabilities	2,072	(9)	2,063
Total current liabilities	11,308	3,443	14,751

Long-term debt, net of current maturities	3,468	—	3,468
Long-term capital lease obligations, net of current maturities	1,974	(1,974)	—
Long-term operating lease liabilities	—	3,086	3,086
Long-term finance lease liabilities	—	1,974	1,974
Due to related parties, net of current portion	4,689	4,657	9,346
Other liabilities	747	(14)	733
Total liabilities	$22,186	$11,174	$33,360

Redeemable convertible preferred shares	$3,624	$—	$3,624
Shareholders’ equity:
Common stock	—	—	—
Additional paid-in capital	8,468	—	8,468
Accumulated deficit	(5,499)	—	(5,499)
Total stockholders’ equity	2,969	—	2,969
Total liabilities, redeemable convertible preferred shares and stockholders’ equity	$28,779	$11,174	$39,953

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This new credit losses standard changes the accounting for credit losses for certain instruments. The new measurement approach is based on expected losses, commonly referred to as the current expected credit loss (“CECL”) model, which is utilized to estimate lifetime “expected credit losses” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses and applies to financial assets including loans, held-to-maturity debt securities, net investment in leases, and reinsurance and trade receivables, as well as certain off-balance sheet credit exposures, such as loan commitments. The standard also changes the impairment model for available-for-sale debt securities. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to ASC 326, Financial Instruments — Credit Losses (“ASC 326”), which updated the effective date of this credit loss standard to fiscal years beginning after December 15, 2022 for non-public entities, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of adopting the ASC 326 guidance on the Company’s consolidated financial statements and disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. Under this “ASC 606 approach”, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. Under current practice, measuring deferred revenue at fair value typically results in a reduction to the deferred revenue balance the acquiree had recorded before the acquisition. The reduction causes the acquirer to recognize less revenue than the acquiree would have absent an acquisition. The amendments in this ASU are applied to business combinations occurring on or after the effective date of the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods for public entities and for fiscal years beginning after December 15, 2023, including interim periods for nonpublic entities. The Company believes the adoption of this ASU will not have an impact on the Company’s consolidated financial statements.

Note 4. Business Combinations

Multi-Aero, Inc. Acquisition

On April 1, 2022, the Company acquired all of the issued and outstanding capital stock of St. Louis-based air carrier Multi-Aero, Inc. dba Air Choice One (“MUA” or "Air Choice One") for total cash purchase consideration of $4.1 million which was funded at close by the Clarus Tranche 1 Note (See Note 11 — Long-Term Debt, Net). The primary reason for the acquisition was to expand capacity to serve additional EAS routes planned for in the third and fourth quarter of 2022. The net assets acquired primarily include three aircraft ($3.1 million), a spare aircraft engine ($0.2 million), spare parts inventory ($0.5 million), and liabilities ($0.1 million). The Company recognized $0.4 million of goodwill as part of this transaction. At acquisition close, Air Choice One was serving a total of three destinations in the United States: Arkansas, Missouri, and Tennessee. Per ASC 805, this was deemed to be a business combination and the Company did not incur any acquisition-related cost as part of this transaction.

The assessment of fair value is based on preliminary valuations and estimates that were available to management at the time the condensed consolidated financial statements were prepared. Accordingly, the allocation of purchase price is preliminary and therefore subject to adjustment during the measurement adjustment period.

Air Choice One contributed revenues of $0.7 million for the period from April 1, 2022 to June 30, 2022. Net income related to Air Choice One post-acquisition was not material to the Condensed Consolidated Statements of Operations for the periods presented. The impact of the Air Choice One acquisition was not material to the proforma revenue or net income of our combined operations for the periods presented.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 5. Prepaid and Other Current Assets

Prepaids and other current assets (in thousands):

	June 30, 2022	December 31, 2021
Credit card receivables	$242	$150
Other receivables	759	214
Prepaid insurance	324	1,043
Prepaid fuel	208	96
Other	1,848	1,006
Total prepaids and other current assets	$3,381	$2,509

Note 6. Property and Equipment, net

Property and equipment, net (in thousands):

	June 30, 2022	December 31, 2021
Aircraft, equipment, and rotable spares	$30,756	$14,622
Office, vehicles and ground equipment	1,913	1,651
Leasehold improvements	1,981	1,658
Property and equipment, gross	34,650	17,931
Accumulated depreciation	(4,213)	(3,636)
Property and equipment, net	$30,437	$14,295

During the six months ended June 30, 2022, the Company purchased a total of twelve aircraft in several transactions described as follows:

•        In March 2022, the Company purchased one aircraft for approximately $1.8 million, where the Company paid $100 thousand in cash and financed the remainder through the Tranche 3 Note.

•        In April 2022, the Company purchased a total of three previously leased aircraft from a lessor for $1.6 million per aircraft. The Company financed one of the aircraft purchases with the Tranche 2 Note and the other two aircraft purchases with the Tranche 3 Note.

•        In April 2022, the Company purchased a total of three aircraft and a spare aircraft engine as part of the Air Choice One Acquisition, for a total purchase consideration of $4.2 million. The transaction was financed by the Tranche 1 Note.

•        In May 2022, the Company purchased one aircraft for approximately $2.8 million from Tecnam S.p.A (“Tecnam”) to carry out the inter-island scheduled and chartered air service between Guam and the Commonwealth of the Northern Mariana Islands for the proposed Marianas Joint Venture. The Company financed the purchase of the airplane with a $1.8 million Promissory Note issued to Tecnam. The remaining consideration of $1.0 million was paid by Marianas Pacific Express, LLC and is included as a component of Other Liabilities in the Condensed Consolidated Balance Sheets.

•        In June 2022, the Company purchased a total of four aircraft for a total consideration of $4.5 million. The Company financed the purchase of all four aircraft with the Tranche 3 Note.

The Company recorded depreciation expense of $934 thousand and $587 thousand for the six months ended June 30, 2022 and 2021 respectively, which was recognized as a component of Depreciation and Amortization expense in the accompanying Condensed Consolidated Statement of Operations.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 7. Intangible Assets, net

Intangible assets consists of the following (in thousands):

	June 30, 2022	December 31, 2021
Tradename	$270	$270
Noncompete agreement	500	500
Intangible assets, gross	770	770
Accumulated amortization	(740)	(701)
Intangible assets, net	$30	$69

For the six months ended June 30, 2022 and 2021, amortization expense was $39 thousand and $282 thousand, respectively. As of June 30, 2022, the weighted average remaining useful life of the intangible assets was less than 1 year. The intangible assets held at June 30, 2022 are expected to be fully amortized during the year ended December 31, 2022.

Note 8. Goodwill

The change in Goodwill during the period ending June 30, 2022 is as of the follows (in thousands):

	June 30, 2022	December 31, 2021
Beginning of period	$—	$—
Acquired goodwill	386	—
Impairment	—	—
End of period	$386	$—

The Company recognized $0.4 million of goodwill as part of the Multi-Aero, Inc. Acquisition during the six months ended June 30, 2022.

Note 9. Other Current Liabilities

Other current liabilities (in thousands):

	June 30, 2022	December 31, 2021
Insurance premium liability	$345	$794
Accrued rent	242	554
Accrued vendor payables	724	512
Accrued interest	52	5
Other	36	207
Total other current liabilities	$1,399	$2,072

Note 10. The CARES Act

Under the CARES Act, assistance was made available to the aviation industry in the form of a government assisted Paycheck Protection Program Loan (the “PPP Loan”) and direct payroll support grant, the Payroll Support Program (“PSP”).

Paycheck Protection Program Loan

On April 17, 2020, the Company borrowed $4.3 million under the PPP Loan, which was in the form of a Promissory Note dated April 7, 2020, and due on April 7, 2022. The PPP Loan bears interest at a rate of 0.98% per annum, payable monthly commencing on November 7, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the PPP Loan agreement, proceeds from the PPP Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 10. The CARES Act (cont.)

benefits, and other eligible expenses such as mortgage payments, rent, utilities, and interest on other debt obligations. The Company used the aggregate amount of the PPP Loan to cover qualifying expenses during 2020. In July 2020, the Company requested full forgiveness of the fully drawn loan amount of $4.3 million and was provided forgiveness for the full outstanding balance in October 2021.

The Company recognized the $4.3 million borrowed under the PPP Loan as a deferred liability within CARES Act liability on the Condensed Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PPP Loan intended to offset. The offset is presented as CARES Act within Operating Expenses on the Condensed Consolidated Statement of Operations. Furthermore, the PPP Loan proceeds are classified within the operating activities section of the Condensed Consolidated Statement of Cash Flows since those proceeds relate to operating costs (payroll and payroll related benefits).

Payroll Support Program

On June 19, 2020, the Company entered into the PSP with the U.S. Treasury Department, and from June 22, 2020, through October 1, 2020, Southern received proceeds through a direct grant under the PSP totaling $8.4 million. The proceeds for the PSP grant could only be used exclusively for the continuation of payment of employee salaries, wages, and benefits, and were conditioned on the Company’s agreement to refrain from conducting involuntary employee layoffs or furloughs through September 2020. Other conditions include prohibitions on share repurchases and dividends through September 2021, and certain limitations on executive compensation until March 2022. The PSP grant proceeds do not have to be repaid as long as the Company complies with the criteria of the PSP.

The Company recognized the PSP grant proceeds received as a deferred liability within CARES Act liability on the Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PSP intended to offset. The offset is presented as CARES Act within Operating Expenses on the Consolidated Statement of Operations since the proceeds relate to operating costs (payroll and payroll related benefits). As of and for the year ended December 31, 2020, approximately $6.9 million of the PSP grant had been used towards the payment of eligible payroll and benefit expenses. The unused proceeds of $1.5 million remained in CARES Act liability on the Consolidated Balance Sheet as of December 31, 2020. The CARES Act liability was zero as of June 30, 2022 and December 31, 2021 and there was no income statement activity for the six months ending June 30, 2022.

In March 2021, the Company entered into a Payroll Support Program extension agreement (“PSP Extension”) with the U.S. Treasury Department and received a grant totaling approximately $4.7 million. In addition, the Company entered into a Payroll Support Program Agreement in April 2021 (“PSP 3”) with the U.S. Treasury Department and received a grant totaling approximately $4.9 million. Under the terms of the PSP Extension and PSP 3 agreements, these payments are intended to provide payroll support to passenger air carriers and certain contractors and must be used for the continuation of payment of employee salaries, wages, and benefits. At any time, any payroll support in excess of the amount the U.S. Treasury Department determines the Company is authorized to receive or retain under the terms of these agreements, constitutes debt to the U.S. Government and must be repaid. During 2021, the Company used all proceeds received under these two agreements for the continued payment of employee salaries, wages, and benefits, and the Company will not be required to repay the U.S. Treasury Department.

Note 11. Long-Term Debt, Net

In the six months ended June 30, 2022, the Company executed three separate promissory notes with Clarus Capital Funding I LLC (“Clarus”) in the amounts of $4.2 million (“Tranche 1 Note”), $3.42 million (“Tranche 2 Note”), and $9.35 million (“Tranche 3 Note”). Subsequent to June 30, 2022, the Company executed a separate promissory note with Clarus in the amount of $2.9 million (“Tranche 4 Note”); see Note 18, Subsequent Events.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11. Long-Term Debt, Net (cont.)

Clarus Capital — Tranche 1 Note

On April 1, 2022, the Company executed a 5-year promissory note, the Tranche 1 Note, in the amount of $4.2 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 1, 2022, through the maturity date of April 1, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.5 million is due. The note is collateralized by the combined value of a total of four specific aircraft and one aircraft engine. The proceeds were used for the funding of the Air Choice One Acquisition.

Clarus Capital — Tranche 2 Note

On April 29, 2022, the Company executed a 5-year promissory note, the Tranche 2 Note, in the amount of $3.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 29, 2022 through the maturity date of April 29, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.0 million is due. The note is collateralized by the combined value of a total of two specific aircraft. The $1.8 million of the $3.4 million of proceeds were used to repay the Note payable to the U.S. Government in April 2022. Upon repayment of the U.S. Government loan the Company recorded a loss on extinguishment of debt of approximately $37 thousand, which is included in interest expense.

Clarus Capital — Tranche 3 Note

On June 27, 2022, the Company executed a 5-year promissory note, the Tranche 3 Note in the amount of $9.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.25% per annum. Principal and interest are payable monthly commencing on July 27, 2022, and continuing through the maturity date of June 27, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $5.6 million is due. The note is collateralized by the combined value of a total of eight specific aircraft, of which, one was purchased in 2021 and seven were purchased in 2022.

Tecnam Note

On May 27, 2022, the Company executed a 10-year promissory note in the amount of $1.8 million with Tecnam. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on August 1, 2022 and continuing through the maturity date of August 31, 2032. The note is collateralized by a specific aircraft.

The Company’s total debt due to unrelated parties consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Note payable to U.S. Government, interest rate of 6.5% plus LIBOR adjustment, due October 2025	$—	$1,839
Note payable, fixed interest rate of 5.72%, due January 2025	967	1,058
Note payable, fixed interest rate of 7.60%, due November 2024	659	781
Note payable to bank, fixed interest rate of 4.65%, due November 2025	26	31
Note payable to a financing company, fixed interest rate of 5.49%, due December 2026	280	306
Note payable to Clarus Capital, fixed interest rate ranging from 6.75% to 7.25%, due April and June 2027	16,898	—
Note payable to Tecnam, fixed interest of 6.75%, due August 2032	1,806	—
Long-term debt, gross	20,636	4,015
Current maturities of long-term debt	(1,602)	(497)
Less: debt issuance costs	(1,128)	(50)
Long-term debt, net of current maturities	$17,906	$3,468

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11. Long-Term Debt, Net (cont.)

Total debt is recorded on the Condensed Consolidated Balance Sheet as follows (in thousands):

	June 30, 2022	December 31, 2021
Long-term debt, gross	$20,636	$4,015
Due to related party (See Note 16, Related Party Transactions)	4,592	4,938
Total debt, gross	$25,228	$8,953

Future maturities of total debt are as follows (in thousands):

Amount
Remainder of 2022	$1,282
2023	2,668
2024	2,841
2025	2,949
2026	2,617
Thereafter	12,871
Total	$25,228

SkyWest Guarantee and Call Option

In conjunction with the Air Choice One acquisition and the financings of ten aircraft, SkyWest, Inc. agreed to guarantee the Company’s Security Agreement associated with three tranches of notes with Clarus in exchange for 23,450 shares of the Company’s common stock. Subsequent to this issuance, SkyWest owns a total of 81,613 shares of the Company’s total outstanding common stock. The guarantee was recorded as debt issuance costs and will be amortized over the life of the loan.

In addition to the consideration set forth above, commencing on April 1, 2023 and terminating on March 31, 2026, SkyWest shall have a limited, one-time option to purchase the Multi-Aero 14 CFR Part 135 Air Carrier Certificate No.MUIA594G for a purchase price of 1,365 shares of the Company’s common stock.

Note 12. Leases

Southern leases aircraft, airport passenger terminal space, aircraft hangars and other airport facilities, other commercial real estate, office, among other items. Certain of these leases include provisions for variable lease payments which are based on several factors, including, but not limited to, relative leased square footage, passenger facility charges, terminal equipment usage fees, departures, and airports’ annual operating budgets. Due to the variable nature of the rates, these leases are not recorded on our balance sheet as a right-of-use asset and lease liability, rather the lease costs are expensed as incurred. For leases with terms greater than 12 months, we record the related right-of-use asset and lease liability at the present value of fixed lease payments over the lease term. To the extent a lease agreement includes an extension option that is reasonably certain to be exercised, we have recognized those amounts as part of our right-of-use assets and lease liabilities. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the term of the lease. We combine lease and non-lease components, such as common area maintenance costs, in calculating the right-of-use assets and lease liabilities for all leases.

Upon adoption of ASC 842 on January 1, 2022, the Company recognized an operating lease right-of-use asset of $11.2 million and a corresponding lease liability of $11.9 million, using discount rates between 7% and 8.5%, which reflects the Company’s incremental borrowing rates for a similar asset, adjusted for duration of term and the quality of collateral as of the date of adoption. The difference between the operating lease right-of-use asset of $11.2 million and a corresponding lease liability of $11.9 million is inclusion of deferred rent of $0.7 million within the operating lease right-of-use asset.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

Related to the adoption of ASC 842 and for leases executed subsequent to the adoption of ASC 842 our policy elections are as follows:

Separation of lease and non-lease components:    We elected this expedient to account for lease and non-lease components as a single component for our entire population of operating leases.

Short-term policy:    We have elected the short-term lease recognition exemption for all applicable classes of underlying assets. Short-term disclosures include only those leases with a term greater than one month and 12 months or less, and expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, are not recorded on the Condensed Consolidated Balance Sheets.

Operating Leases

The Company leased various aircraft, hangar/tie-down space, airport facilities, office space and other property and equipment under non-cancelable leases. Many of the Company’s operating leases require the Company to pay all taxes, maintenance, insurance, and other operating expenses. Lease cost is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives. Aggregate lease cost is recorded in Aircraft rent, Airport-related expenses, and Other Operating Expenses on the Company’s Condensed Consolidated Statement of Operations.

Aircraft Leases

The Company had twenty-three operating leases of aircraft at June 30, 2022, of which ten of the aircraft leases were from three related parties, Schuman Aviation Ltd., JA Flight Services, and BAJ Flight Services LLC (see Note 16, Related Party Transactions). The leases generally range in term from three to five years, and generally have non-escalating rent payments. Of the twenty-three operating leases at June 30, 2022, eight operating leases of aircraft did not include any fixed leases payments, but rather variable payments based on a rate per flight hour, therefore the rent payments were included in variable lease cost as of June 30, 2022.

Non-Aircraft Leases

The Company’s non-aircraft lease assets include space at four airport terminals, a corporate office and a jet refueling truck.

Supplemental balance sheet information related to leases was as follows (in thousands):

Operating Leases	Classification	June 30, 2022
Assets
Right-of-use assets	Operating lease right-of-use assets	$8,699
Liabilities
Current lease liabilities	Short-term operating lease liabilities	1,613
Current lease liabilities	Current portion due to related parties	1,703
Non-current lease liabilities	Long-term operating lease liabilities	2,461
Non-current lease liabilities	Due to related parties, net of current portion	3,509
Total lease liabilities		$9,286

Lease term and discount rate were as follows:

Six months ended June 30, 2022
Weighted average remaining lease term	2.93 years
Weighted average discount rate	7.98%

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

The components of lease cost were as follows (in thousands):

Lease Cost	Classification	Six months ended June 30, 2022
Operating lease cost – aircraft	Aircraft rent	$1,923
Operating lease cost – non-aircraft	Airport-related expenses	153
Short-term lease cost	Airport-related expenses and other operating expenses	967
Variable lease cost	Aircraft rent	539
Engine reserves	Aircraft rent	1,259
Total lease cost		$4,841

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

Six months ended June 30, 2022
Cash paid for operating lease liabilities	$2,249
Operating lease assets obtained in exchange for operating lease liabilities[1]	11,572
Derecognition of operating lease assets due to termination of three leases	(1,224)

____________

1        Amounts for the six months ended June 30, 2022, include the transition adjustment for the adoption of ASC 842 discussed in Note 3. “Summary of Significant Accounting Policies.”

Maturities of lease liabilities were as follows as of June 30, 2022 (in thousands):

Amount
2022 (remainder of year)	$1,987
2023	3,803
2024	2,826
2025	1,314
2026	465
Total lease payment, undiscounted	10,395
Less: imputed interest	1,109
Total	$9,286

Maturities of lease liabilities were as follows as of December 31, 2021 under ASC 840 (in thousands):

Amount
2022	4,091
2023	3,356
2024	2,172
2025	486
Total	$10,105

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

Finance Leases

The Company’s finance lease assets include one aircraft, one camera equipment, and one vehicle.

Supplemental balance sheet information related to leases was as follows (in thousands):

June 30, 2022
Assets
Finance lease right-of-use assets	$1,800
Liabilities
Finance lease liabilities (short-term)	134
Finance lease liabilities (long-term)	1,905
Total finance lease liabilities	$2,039

Lease term and discount rate were as follows (in thousands):

Six months ended June 30, 2022
Weighted average remaining lease term	3.57 years
Weighted average discount rate	9.70%

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

June 30, 2022
Cash paid for finance lease liabilities	$161
Finance lease assets obtained in exchange for finance lease liabilities[1]	2,408

____________

1        Amounts for the six months ended June 30, 2022, include the transition adjustment for the adoption of ASC 842 discussed in Note 3, Summary of Significant Accounting Policies

Supplemental information related to the finance leases is as follows:

As of December 31, 2021, three capital leased assets, consisting of one aircraft, camera equipment, and one vehicle were included in property and equipment, net on the Condensed Consolidated Balance Sheet at a combined cost of $2.4 million with accumulated amortization of $354 thousand. One capital lease (aircraft engine) with a balance of $133 thousand at December 31, 2020 was paid off during 2021. The lease terms associated with the remaining three capital leases range from 11 to 61 months and the weighted average implicit rate of interest associated with these leases is approximately 9.2%. The Company reclassified these leases from PPE to Finance right-of-use asset upon ASC 842 adoption.

Maturities of lease liabilities were as follows as of June 30, 2022 (in thousands):

Amount
2022 (remainder of year)	$161
2023	323
2024	323
2025	312
2026	1,540
Total lease payment, undiscounted	2,659
Less: imputed interest	620
Total	$2,039

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

Maturities of lease liabilities were as follows as of December 31, 2021 under ASC 840 (in thousands):

Amount
2022	$323
2023	323
2024	323
2025	312
Thereafter	1,540
Total lease payment, undiscounted	$2,821
Less: imputed interest	703
Total	$2,118

Note 13. Redeemable Convertible Preferred Shares

The following table presents information about the Company’s redeemable convertible preferred shares as of June 30, 2022: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,512
Series A-1	7,033	7,033	141	230
Series A-2	25,000	25,000	500	817
Series B	25,000	25,000	833	2,294
Total	162,589	162,589	$3,624	$6,853

The following table presents information about the Company’s redeemable convertible preferred shares as of December 31, 2021: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,396
Series A-1	7,033	7,033	141	222
Series A-2	25,000	25,000	500	790
Series B	25,000	25,000	833	2,219
Total	162,589	162,589	$3,624	$6,627

As the Company’s convertible preferred shares are only contingently redeemable in the event of a deemed liquidation event, the Company has not recorded preferred dividends of $1.5 million and $1.3 million on the Condensed Consolidated Balance Sheet as of June 30, 2022 and December 31, 2021, respectively, as the occurrence of the contingent liquidation event is not deemed probable. If the redemption event becomes probable, the carrying amount of the convertible preferred shares will be accreted to its full redemption value.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 14. Disaggregated Revenue

Southern operates one of the largest commuter airlines in the country. The Company generates revenue from the following principal sources (in thousands):

	Six Months Ended June 30,
	2022	2021
Passenger revenue	$17,756	$9,607
EAS revenue	14,732	11,858
Charter revenue	2,033	1,728
Other revenue	2,000	1,452
Total revenue	$36,521	$24,645

The Company provides direct booking of flights, on-demand charter flights and tours for individual passengers through their website or by telephone. It also provides scheduled passenger service in the Mid-Atlantic Region of the US, subsidized by the Federal government under the EAS program. The EAS program is a US government program enacted to guarantee that small communities in the US can maintain a minimum level of scheduled air services that otherwise would not be profitable for certified airlines.

In addition, Southern offers Charter service in which a corporation or employer can purchase through the customer’s corporate account. Separately, the Company generates other revenue from ancillary services such as baggage fees, reservation change fees, lounge fees, and pet-travel (carry-on) fees.

Note 15. Income Taxes

The total income tax expense for the six months ended June 30, 2022, and June 30, 2021, was $6 thousand and $0.3 million, respectively. The expense was due to current state taxes in various jurisdictions. The main driver of the $0.3 million liability for the six months ended June 30, 2021 was income generated from the CARES Act (See Note 10, The CARES Act). Meanwhile, the Company generated losses for the six months ended June 30, 2022, and was therefore only subject to minimum taxes.

The Company recognizes deferred income taxes for deferred tax benefits arising from NOL carryforwards and temporary differences between book and tax income, which will be recognized in future years as an offset against future taxable income. A valuation allowance is provided to offset deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of existing taxable temporary differences, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. As of June 30, 2022, and December 31, 2021, management has evaluated all positive and negative evidence to determine that it is appropriate to record a full valuation allowance on the Company’s deferred tax assets, as management does not believe that it is more likely than not that the deferred tax assets will ultimately be realized.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Furthermore, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and subsequent periods. As of June 30, 2022, the Company had $0.4 million of unrecognized tax benefits, none of which would result in a reduction of the Company’s effective rate, if recognized, due to a full valuation allowance recorded within the U.S federal and state jurisdictions. Furthermore, in the next six months, it is reasonably possible that the Company’s unrecognized tax benefits could change due to the resolution of certain tax matters related to substantiation of federal and state NOL’s. These resolutions could reduce the Company’s unrecognized tax benefits by $0.4 million.

The Company files tax returns in the United States (federal and state). There were no open income tax examinations as of June 30, 2022, and June 30, 2021, respectively.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 16. Related Party Transactions

The following table presents Company’s amounts due to related parties as of June 30, 2022 and December 31, 2021: (in thousands)

	June 30, 2022	December 31, 2021
Accounts receivable and other current assets[1]	$(78)	$(56)
Other current liabilities[2]	158	373
Short-term operating lease liabilities[3]	1,703	—
Current maturities of long-term debt[4]	713	699
Total current portion due to related parties	$2,496	$1,016
	June 30, 2022	December 31, 2021
Other liabilities[2]	$200	$450
Long-term operating lease liabilities[3]	3,509	—
Long-term debt, net of current maturities[4]	3,879	4,239
Total due to related parties, net of current portion	$7,588	$4,689

____________

1        Net amount of SkyWest engine reserve, accounts receivable and accounts payable from/to various individuals

2        Liability related to Makani Kai Acquisition and SkyWest Note’s accrued interest

3        Aircraft leased from Schuman Aviation, JAFS and BAJFS

4        SkyWest Note

SkyWest Airlines

At June 30, 2022 and December 31, 2021, the Company had a note payable to SkyWest Airlines, Inc. (“SkyWest”) with a principal amount of $4.6 million and $4.9 million, respectively, bearing interest at 4.0% per annum (“SkyWest Note”). Principal and interest payments are due monthly, through April 30, 2028 and the note is collateralized by a pledge for 100% of the stock of Southern Airways Pacific (“SAP”), a wholly-owned subsidiary of the Company), a first priority security interest in all assets of SAP. In the event of a change of control associated with the Company, the then outstanding principal and interest on the note will become due and payable immediately by the Company. At June 30, 2022 and December 31, 2021, $713 thousand and $699 thousand, respectively, is included in Due to Related Parties and $3.9 million and $4.2 million, respectively, is included in Due to Related Parties, net of current portion on the Condensed Consolidated Balance Sheet.

SkyWest is currently represented by one of the Company’s total of seven Board of Director seats and owns 81,613 shares of common stock of the Company as of June 30, 2022.

Kuzari Investor 94647 LLC

As of June 30, 2022, and December 31, 2021, Kuzari Investor 94647 LLC (“Kuzari”) owns 32,699 shares of the Company’s common stock, and is currently represented by one of the Company’s total of seven Board of Directors seats. In addition, an affiliate of Kuzari owns 2,380 shares of the Company’s common stock as of June 30, 2022. Separately, Kuzari owns 105,556 Series A redeemable convertible preferred shares and 25,000 Series A-2 redeemable convertible preferred shares, for a combined preferred share investment of $2.65 million at June 30, 2022. Kuzari is also owed approximately $1.1 million and $905 thousand of accrued and unpaid cumulative redeemable convertible preferred share dividends as of June 30, 2022, and December 31, 2021, respectively.

Since March 2017, an affiliate of Kuzari provides the Company certain advisory services in areas such as evaluation of business decisions, assessment of market opportunities, and the exploring of financial and/or operational strategic initiatives. In return for the consulting services, Kuzari is entitled to compensation from the Company consisting of an annualized fee of at least $100 thousand per year up to $150 thousand per year. For the periods ending June 30, 2022, and 2021, the Company incurred consulting expenses due to Kuzari of $75 thousand and $75 thousand, respectively.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 16. Related Party Transactions (cont.)

JA Flight Services and BAJ Flight Services

As of June 30, 2022, and December 31, 2021, the Company leased a total of three aircraft from JA Flight Services (“JAFS”) and one aircraft from BAJ Flight Services (“BAJFS”). JAFS is 50% owned by Bruce A. Jacobs (“BAJ”), an officer, shareholder, and board member of the Company and BAJFS is 100% owned by BAJ.

As of June 30, 2022, and December 31, 2021, JAFS owns 40,000 shares of the total outstanding common stock of the Company. The Company recorded approximately $560 thousand and $535 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during the period ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company had combined right-of-use assets of $1.1 million and combined lease liabilities of $1.5 million related to JAFS and BAJFS. Of the $1.5 million owed to both JAFS and BAJFS at June 30, 2022, approximately $860 thousand and $610 thousand are included in Current Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Condensed Consolidated Balance Sheet.

As of December 31, 2021, the Company owed approximately $500 thousand in total to JAFS and BAJFS, relating primarily to deferred lease payments, as well as engine reserve payments. Of the $500 thousand owed to both JAFS and BAJFS at December 31, 2021, approximately $250 thousand and $250 thousand were included in Current Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Condensed Consolidated Balance Sheet.

In February 2022, BAJ retired from his role as an officer within the Company, though JAFS continues to be a shareholder of the Company and lessor of three aircraft to the Company as of the date of this report. BAJFS continues to be a lessor of one aircraft to the Company.

Schuman Aviation

During the year ended December 31, 2021, the Company entered into five aircraft operating lease arrangements with Schuman Aviation Ltd., an entity which is owned by an executive and shareholder of the Company. Schuman owns 5,002 shares of the total outstanding common stock of the Company. All of these leases consist of 60-month leases with base rent payments of $16 thousand per month and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

As of June 30, 2022, the Company had right-of-use assets of $3.7 million and lease liabilities of $3.7 million related to Schuman. Of the $3.7 million owed to Schuman at June 30, 2022, approximately $844 thousand and $2.9 million are included in Current Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Condensed Consolidated Balance Sheet.

The Company recorded approximately $792 thousand and $185 thousand in combined lease and engine reserve expense attributable to Schuman for the periods ended June 30, 2022 and 2021, respectively.

Note 17. Commitments and Contingencies

Guarantees

The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes that its insurance would cover any liability that may arise from the acts of its officers and directors. As of December 31, 2021, the Company is not aware of any such pending liabilities.

The Company has entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 17. Commitments and Contingencies (cont.)

activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Aircraft Purchases and Sales

Electric Wing-in-ground-effect Aircraft

In December 2021, the Company signed a Letter of Intent (“LOI”) with a certain aircraft vendor to purchase a total of four electric wing-in-ground-effect Viceroy aircraft (“Firm Viceroys”), with options to purchase eleven additional Viceroy aircraft (“Viceroy Purchase Options”). The price for each Firm Viceroy and Viceroy Purchase Options in a standard configuration is $5.2 million, and the order is not subject to price escalation. In addition, the LOI ensures the Company’s net delivery price will be less than or equal to any third party’s net purchase price for the same aircraft. The Company agreed to make payments related to the purchase of the Firm Viceroy’s at: a) $50 thousand per aircraft upon the execution of the purchase agreement (which is anticipated to occur in Q4 2023), b) $150 thousand per Firm Viceroy one year prior to the first commercial delivery (anticipated to occur in Q4 2024), and c)the balance due upon delivery of each Viceroy.

As part of the LOI, the vendor provided the Company the option to purchase a total of five electric wing-in-ground-effect Monarch aircraft for $35 million per aircraft in a standard configuration, which is subject to certain price adjustments, based on the execution of the purchase agreement and the delivery of each aircraft.

As part of the Company’s acceptance of the LOI, Southern paid the vendor a non-refundable deposit of $50 thousand and received a warrant with an option to purchase $50 thousand of equity in the vendor’s company within one year following completion of the vendor’s mezzanine funding round. In addition, the Company paid the vendor a second non-refundable deposit of $50 thousand, which was placed in an escrow account. This will be released to the vendor, and credited against the balance due, upon delivery of the first Viceroy to the Company.

Legal Contingencies

Southern is also a party to various claims and matters of litigation incidental to the normal course of its business. As of and for the six months ended June 30, 2022, there were no material legal contingencies.

Note 18. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to June 30, 2022, through October 24, 2022, the date the condensed consolidated financial statements were available for issuance.

Schuman Aviation

In July 2022, the Company made its 3rd out of a total of 5 scheduled yearly instalment payments to Schuman, consisting of 772 shares of Southern Common stock. The payments relate to the Company’s acquisition of Makani Kai in 2020.

Marianas Southern Joint Venture

In July 2022, the Company reached an agreement in principle with Saipan-based MP Enterprises, LLC to form Marianas Pacific Express, LLC, dba Marianas Airways Express, LLC (“Marianas”) as a joint venture, which establishes inter-island scheduled and chartered air service between Guam and the Commonwealth of the Northern Mariana Islands (“CNMI”). Southern Airways Express acts as the airline operator, focusing on safety, flight and ground operations, ticketing, and maintenance. MP Enterprises, LLC contributes market knowledge, media and governmental relations, route development, and community outreach to the joint venture Company.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 18. Subsequent Events (cont.)

Marianas commenced service in August 2022 and is expected to introduce a total of seven aircraft over the next three years to meet the growing demand for air travel in the region. The joint venture is expected to provide more than 90 weekly flights between Saipan, Tinian, Rota, and Guam. In order to service these routes, the Company executed an agreement to purchase two Tecnam P2012 aircraft to carry out the air service in May 2022. The purchase price of each aircraft was $2.8 million. The first aircraft was delivered in May 2022 and the second aircraft was delivered in July 2022. The aircraft delivered in May 2022 is recorded as a portion of fixed assets, net on the Condensed Consolidated Balance Sheets as of June 30, 2022. In addition, the Company entered into a 36-month lease agreement for a third aircraft. The third aircraft was delivered in September 2022.

As consideration for the two purchased aircraft, the Company executed two ten-year promissory notes with Tecnam in the amount of $1.8 million and $2.0 million, respectively. $1.0 million and $0.55 million of the purchase price were provided by Marianas Pacific Express, LLC and MP Enterprises, LLC, respectively. The Company paid $0.25 million in cash for the second aircraft in July 2022. The Company recorded the portion of the purchase price paid by Marianas Pacific Express, LLC, and is included as a component of Other Liabilities in the Condensed Consolidated Balance Sheets. The Company has the sole title to the referenced aircraft. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum.

The government of the CNMI has agreed to provide various incentives to Marianas in order to help mitigate the associated start-up costs, including: 1) $1.5 million dollars in American Rescue Plan Act (ARPA)-sourced funding as an initial incentive fund for the airline, to cover the acquisition or mobilization of aircraft, fuel, and equipment; staffing; flight crews; training; travel costs; consultants; real estate and other costs; 2) an 18-month Flight Incentive Program, consisting of payments by CNMI to Marianas based on various flight/departure target volumes; and 3) a Corporate Discount Program for official CNMI government travel.

Clarus Capital — Tranche 4 Note

On August 5, 2022, the Company executed a 5-year promissory note, the Tranche 4 Note (“Tranche 4 Note”) in the amount of $2.9 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.50% per annum. Principal and interest are payable monthly commencing on September 5, 2022, and continuing through the maturity date of August 5, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $1.7 million is due. The note is collateralized by the combined value of a total of two aircraft, which were both purchased in 2022.

SkyWest Guarantee

In conjunction with the financings of two aircraft, SkyWest, Inc. agreed to guarantee the Tranche 4 Note with Clarus in exchange for 3,705 shares of the Company’s common stock. Subsequent to this issuance, SkyWest owns a total of 85,318 shares of the Company’s total outstanding common stock.

Proposed Acquisition

The Company entered into a prospective transaction, whereby Surf Air Mobility (“SAM”) a wholly owned subsidiary of Surf Air Global Limited created in 2021, will acquire 100% of the equity interests in Southern Airways Corporation pursuant to an acquisition agreement dated as of March 17, 2021, as amended on August 22, 2021. On May 17, 2022, the prospective transaction was further amended when Surf Air Global Limited and its wholly owned subsidiary entered into a business combination agreement with Tuscan Holdings Corp. II (“SPAC”) whereby the SAM and its related entities will acquire 100% of the equity interests in Southern Airways Corporation.

As of the date of this report, this business combination transaction has not yet been completed. It is subject to satisfaction of various terms and conditions including the completion of a business combination transaction among SAM and SPAC, which would enable SAM to deliver the agreed consideration for the proposed acquisition.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Southern Airways Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Southern Airways Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of changes in redeemable convertible preferred shares and stockholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

October 24, 2022

We have served as the Company’s auditor since 2021.

Southern Airways Corporation and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2021 and 2020
(in thousands, except share and per share data)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$5,710	$2,073
Accounts receivable, net	3,174	2,794
Prepaid expenses and other current assets	2,509	1,498
Total current assets	11,393	6,365
Property and equipment, net	14,295	9,051
Intangibles, net	69	388
Other assets	3,022	2,197
Total assets	$28,779	$18,001
Liabilities, redeemable convertible preferred shares and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,754	$1,821
Accrued salaries, wages and benefits	1,936	1,309
Deferred revenue	3,904	2,127
Current maturities of long-term debt	497	413
Current maturities of capital lease obligations	129	253
Current portion due to related parties	1,016	1,100
CARES Act liability	—	1,500
Other current liabilities	2,072	1,532
Total current liabilities	11,308	10,055
Long-term debt, net of current maturities	3,468	3,609
Long-term capital lease obligations, net of current maturities	1,974	2,112
Due to related parties, net of current portion	4,689	5,688
Other liabilities	747	1,039
Total liabilities	$22,186	$22,503
Commitments and contingencies (Note 18)
Redeemable convertible preferred shares, $0.0001 par value; 162,589 shares authorized; 162,589 shares issued and outstanding; and aggregate liquidation preference of $6,627 and $6,200 as of December 31, 2021 and 2020, respectively.	$3,624	$3,624
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 1,000,000 shares authorized; 336,914 and 324,669 shares issued and outstanding at December 31, 2021 and 2020, respectively.	$—	$—
Additional paid-in capital	8,468	8,148
Accumulated deficit	(5,499)	(16,274)
Total stockholders’ equity (deficit)	2,969	(8,126)
Total liabilities, redeemable convertible preferred shares and stockholders’ equity (deficit)	$28,779	$18,001

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Consolidated Statements of Operations
for the Years ended December 31, 2021 and 2020
(In thousands)

	Year Ended December 31,
	2021	2020
Revenue	$57,794	$38,195
Operating expenses:
Maintenance, materials, and repairs	3,033	2,543
Depreciation and amortization	1,604	1,393
Aircraft fuel	8,310	5,012
Airport-related expenses	3,121	2,676
Aircraft rent	7,274	7,327
Salaries, wages and benefits	21,202	18,057
Cares Act	(11,092)	(11,217)
Other operating expenses	12,467	7,371
Total operating expenses	45,919	33,162
Operating income	11,875	5,033
Other income (expense):
Interest expense	(744)	(792)
Other income (expense)	84	(161)
Total other income (expense), net	(660)	(953)
Net income before income taxes	11,215	4,080
Income tax expense	440	14
Net income	$10,775	$4,066

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and
Stockholders’ Equity (Deficit)
for the Years Ended December 31, 2021 and 2020
(in thousands, except per share data)

	Redeemable Convertible Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	$0.0001 Par Value
Balance at December 31, 2019	162,589	$3,624	321,892	—	$8,048	$(20,340)	$(12,292)
Issuance of common stock for Makani Kai transaction	—	—	2,777	—	100	—	100
Net income	—	—	—	—	—	4,066	4,066
Balance at December 31, 2020	162,589	3,624	324,669	—	8,148	(16,274)	(8,126)
Issuance of common stock for Makani Kai transaction	—	—	2,225	—	100	—	100
Stock-based compensation	—	—	10,020	—	220	—	220
Net income	—	—	—	—	—	10,775	10,775
Balance at December 31, 2021	162,589	$3,624	336,914	—	$8,468	$(5,499)	$2,969

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Consolidated Statements of Cash Flows
for the Years ended December 31, 2021 and 2020
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	$10,775	$4,066
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,604	1,393
Increase (decrease) in allowance for doubtful accounts	(26)	16
Loss (gain) on disposal of property and equipment	(26)	167
Stock-based compensation	220	—
Amortization of deferred gain on sale leaseback transaction	(36)	(36)
Amortization of debt issuance costs	47	3
Changes in operating assets and liabilities:
Accounts receivable, net	(354)	(2,205)
Prepaid expenses and other current assets	(1,011)	(104)
Other assets	(825)	(665)
Accounts payable	(67)	(2,367)
Accrued salaries, wages, and benefits	627	(5)
Deferred revenue	1,777	(225)
CARES Act liability	(1,500)	1,500
Other current liabilities	540	(22)
Due to a related party	(533)	(277)
Other liabilities	(187)	981
Net cash provided by operating activities	11,025	2,220
Cash flows from investing activities:
Purchase of property and equipment	(6,381)	(737)
Proceeds from the sale of fixed assets	114	—
Net cash used in investing activities	(6,267)	(737)
Cash flows from financing activities:
Proceeds from borrowings of long-term debt	—	1,839
Payment of debt issuance costs related to U.S. government loans	—	(100)
Repayment of long-term debt	(409)	(1,252)
Principal payments on long-term debt- related party	(450)	—
Repayment of capital lease obligations	(262)	—
Net cash (used in) provided by financing activities	(1,121)	487
Increase in cash and cash equivalents	3,637	1,970
Cash and cash equivalents at beginning of year	2,073	103
Cash and cash equivalents at end of year	$5,710	$2,073
Supplemental cash flow information:
Cash paid for interest	$696	$815
Cash paid for income taxes, net of refunds	$—	$8
Supplemental schedule of noncash investing and financing activities:
Issuance of common stock for Makani Kai transaction	$100	$100
Due to related party for acquisition of Makani Kai intangible asset	$—	$400
Intangible asset acquired in the Makani Kai transaction	$—	$500
Purchases of property and equipment included in accounts payable and other current liabilities	$—	$128
Property and equipment acquired with debt financing	$305	$38
Payment of other liabilities as part of sale of fixed assets	$69	$—

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Description of Business

Southern Airways Corporation (“SAC”) and its wholly owned subsidiaries (Southern Airways Express, LLC (“SAE”), Southern Airways Pacific (“SAP”), and Southern Airways Autos, LLC (“SAA”), is a Delaware Corporation that was founded on April 5th, 2013. Southern Airways Corporation together with its consolidated subsidiaries are collectively referred to hereafter as “Southern” or the “Company”.

Nature of Operations

Southern is a scheduled service commuter airline serving nearly forty cities across the United States and is a certified part 135 operator which operates a fleet of over 35 aircraft, including the Cessna Caravan, the Cessna Grand Caravan, the King Air Super 200, and the Citation Bravo. Southern provides both seasonal and full-year scheduled passenger air transportation service in New England, the Mid-Atlantic and Gulf regions, Rockies and West Coast, Far Pacific, Hawaii, with select routes subsidized by the United States Federal government under the Essential Air Service (“EAS”) program. The Company is headquartered in Palm Beach, Florida and commenced flight operations in June 2013.

Note 2. Impact of COVID-19

COVID-19, which was declared a global health pandemic by the World Health Organization in March 2020, resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in the economy and led to reduced economic activity particularly in the air travel industry. To prevent or reduce the spread of COVID-19, there has been implementation and continuation of significant government-imposed measures including travel restrictions, closing of the U.S. border, “shelter in place” orders and business closures. Consequently, the Company experienced an unprecedented decline in the demand for air travel during 2020, which materially and adversely affected the Company’s revenues. While the length and severity of the reduction in demand due to COVID-19 are uncertain due in part to the emergence of new COVID variants, which continue to impact flight demand from consumers, the Company implemented a number of measures to focus on the personal safety of its passengers and employees. Additionally, the Company continues to focus on reducing expenses and managing its liquidity and will continue to modify its cost management structure and capacity as the timing of demand recovery continues to evolve.

During 2020, the Company received an aggregate of approximately $12.7 million in financial assistance through the Payroll Support Program (“PSP”) grants and Paycheck Protection Plan (“PPP”) loans under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In addition, the Company entered into a PSP extension agreement (“PSP Extension”) in March 2021 with the U.S. Treasury Department and received a loan of approximately $4.7 million and entered into a PSP agreement in April 2021 (“PSP 3”) with the U.S. Treasury Department and received a grant of approximately $4.9 million. The PPP loan was forgiven in October 2021.

In October 2020, the Company entered into a $1.9 million Loan and Guarantee Agreement (“CARES Act Loan”) with the U.S. Treasury Department, and subsequent to December 31, 2021, the Company executed four separate promissory notes with Clarus Capital Funding I LLC (“Clarus”) in the amounts of $4.2 million (“Tranche 1 Note”), $3.42 million (“Tranche 2 Note”), and $9.35 million (“Tranche 3 Note”), $2.9 million (“Tranche 4 Note”). See Note 9, The CARES Act; Note 10, Long-Term Debt, Net; and Note 19, Subsequent Events.

Given the above actions, the Company’s current level of cash, and the current expectations about the future impact of the COVID-19 pandemic on travel demand, which could be materially different due to the inherent uncertainties of the current operating environment, the Company expects to meet its cash obligations as well as remain in compliance with the covenants in the Company’s existing debt financing agreements as of, and during the 12-months subsequent to the date these consolidated financial statements are available for issuance.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Southern. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition, certain accrued liabilities, useful lives and recoverability of long-lived assets including finite-lived intangible assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, stock-based compensation, determination of the fair value of warrants to purchase the Company’s common stock, and realization of tax assets and estimates of tax liabilities. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in the development estimates. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgments in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of December 31, 2021 and December 31, 2020, approximately 70% and 80%, respectively, of the Company’s accounts receivable balance is due from the United States Department of Transportation (U.S. DOT), in relation to certain air routes served by the Company under the EAS program.

Cash

Cash consists of cash on deposit with financial institutions. There were no cash equivalents as of December 31, 2021 or 2020.

Accounts Receivable, net

Accounts and other receivable are carried at cost. The accounts receivable balance at December 31, 2021 and 2020 primarily consist of amounts due from the U.S. DOT, in relation to certain air routes served by the Company under the EAS program. The Company evaluates its receivables periodically for collectability on an individual customer level and establishes an allowance for doubtful accounts based on the expected uncollectible receivables. In determining the allowance for doubtful accounts, the Company analyzes the aging of accounts receivable, historical bad debts, customer credit worthiness, current economic trends, and any specific customer collection issues identified. Additions to the allowance are charged to other operating expenses. Accounts receivables are written off against the allowance when an account balance is deemed uncollectible. At December 31, 2021 and 2020, the Company had an allowance for doubtful accounts of $4 thousand and $30 thousand, respectively.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major additions, renewals, and modifications are capitalized, while minor replacements, maintenance, and repairs, which do not extend the asset’s life, are expensed as incurred.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the term of the lease or economic life, whichever is shorter as follows:

Assets	Depreciable Life
Aircraft	up to 20 years
Rotable spares	7 years
Aircraft engines	3.5 years
Office equipment, vehicles, and other	5 years
Ground equipment	7 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of estimated lease term or 7 years

Depreciation of property and equipment is included within depreciation and amortization on the Consolidated Statement of Operations. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statement of Operations. For the years ended December 31, 2021 and December 31, 2020, the Company recorded a gain of $26 thousand and a loss of $167 thousand, respectively, on disposal of property and equipment.

Intangible Assets, net

Intangible assets consist of a trade name resulting from an acquisition in 2019, and a noncompete agreement executed as part of the Makani Kai transaction in 2020 (see Note 4, Makani Kai). The Company amortizes its trade name and noncompete intangible assets on a straight-line basis over their estimated useful lives of four years and one year, respectively. The straight-line recognition method approximates the manner in which the expected benefits will be derived.

Acquisitions

The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company accounts for business combinations under the acquisition method of accounting, which requires that the assets acquired, and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant decline in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

The carrying amount of a long-lived asset may not be recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as appropriate. For the years ended December 31, 2021 and 2020, there were no triggering events identified and no impairment charge has been recorded.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when it receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects fees from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually at the point in time when a flight is completed or the required services have been provided. The Company generally meets performance obligations associated with all revenues deferred during the succeeding 12-month period. Accordingly, deferred revenue is classified as a current liability in the accompanying Consolidated Balance Sheet. As of the years ended December 31, 2021 and 2020, the deferred revenue balances on the Consolidated Balance Sheet are customer cash receipts related to unflown passenger tickets.

Changes in the carrying amount of deferred revenue for the years ended December 31, 2021 and 2020 were as follows: (in thousands)

	December 31,
	2021	2020
Deferred revenue, beginning of year	$2,127	$2,352
Revenue deferred	30,797	12,482
Revenue recognized	(29,020)	(12,707)
Deferred revenue, end of year	$3,904	$2,127

During the years ended December 31, 2021 and 2020, the Company recognized revenue for all of the beginning of the year deferred revenue balances.

Revenue Recognition

Essential Air Services

The Company provides scheduled passenger flight service on certain routes which is subsidized by the U.S. DOT under the EAS program. The EAS program is enacted to guarantee that small communities in the U.S. have the ability to maintain a minimum level of scheduled air services. These contracts are typically in duration of 2 – 4 years and include certain commitments for the Company to fly a specific number of times annually to each location. The Company generally bills the U.S. DOT on the first of the month following the prior month’s completed flights and typically collects from the U.S. DOT within 12 to 14 days after billing.

Revenue is recognized when the flights are completed. Approximately $25.6 million and $25.1 million of the Company’s revenues during 2021 and 2020, respectively, were attributable to this EAS program.

Direct Passenger Sales

The Company earns revenue from the passenger for scheduled passenger flight service, as well as charter flights and tours. These sales are generally paid for by credit card. The Company also earns revenue generated by third-party travel booking sites or travel agencies. Tickets are refundable within 24 hours of purchase for flights scheduled to

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

take place more than one week out, or when flights or services are changed, interrupted, or otherwise canceled by the Company. The Company generally does not offer refunds. The Company recognizes revenue when it meets the applicable revenue recognition criteria, which is at the point in time when a flight is completed or when tickets expire (generally within one year from the date of purchase). Approximately $29.0 million and $11.7 million of the Company’s revenues during the years 2021 and 2020, respectively, were attributable to direct passenger sales.

Other Revenue

The Company also earns revenue from various ancillary services such as those relating to baggage fees, reservation change fees, lounge fees, and pet-travel (carry-on) fees. These types of fees are all standard within the aviation industry. These fees are earned when the services are performed at the time of travel. The Company generated approximately $3.2 million and $1.3 million of other revenues during the years 2021 and 2020, respectively.

Principal vs Agent

The Company evaluates whether it is a principal or an agent for the contracts that involve more than one party, by assessing whether it controls the specified services before they are transferred to its customers. In transactions where the Company directs third-party air carriers to provide flight services to its customers, the Company determined it acts as the principal as it controls the services provided to the customers. In these instances, the Company is primarily responsible for fulfillment of the obligation in the contract, has the authority to direct the key components of the service on behalf of the member or customer regardless of which third-party is used and therefore the Company reports revenue and the associated costs on a gross basis in the Consolidated Statements of Operations.

Operating Expenses

Maintenance, Materials and Repairs

Maintenance, materials and repairs expense consists primarily of engine overhauls, mandatory periodic inspections, routine and non-routine repair and general maintenance monitoring expense.

The Company uses the direct expense method of accounting for its aircraft engine overhauls, wherein the associated expense is recorded when the overhaul event occurs. Under the direct expense method, all maintenance costs are expensed in the period incurred as maintenance activities do not represent separately identifiable assets, property units, or enhancements, rather the maintenance activities performed only restore assets to their original operating condition.

The costs of maintenance for airframe and avionics components, landing gear and other recurring maintenance are expensed as incurred.

Aircraft Fuel

Aircraft fuel expense consists of aircraft jet fuel usage expense, along with certain “into-plane” service expenses, which are costs related to loading the fuel into the planes.

Airport-related Expenses

Airport-related expenses consist of aircraft landing fees, hangar rental expense, aircraft parking fees, terminal rent expense, as well as other airport-related charges.

Aircraft Rent

The Company accounts for certain of its aircraft leases as operating leases, which results in the recording of the associated lease payments as operating expenses over the term of the related leases on a straight-line basis.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

The Company’s aircraft leases generally include engine and/or propeller reserves. These amounts are collected by the lessor on a monthly basis from the Company based on the number of flight hours flown in the preceding month. The amounts are used by the lessor for future maintenance and overhauls. These amounts are recorded as aircraft rent expense as incurred.

The Company records the compensation paid to lessors for use of their engines as additional rent expense or engine utilization fees. Maintenance costs under these contracts are recognized when the engine hours are flown pursuant to the negotiated terms of each contract. These costs are recorded as part of Aircraft rent on the Consolidated Statement of Operations.

Salaries, Wages, and Benefits

Salaries, wages, and benefits consist of all payroll-related costs relating to the Company’s employees.

CARES Act

The “CARES Act” represents the reduction of qualified payroll and benefit expenses from proceeds received by the Company from Payroll Support Program (“PSP”) grants and Paycheck Protection Plan (“PPP”) loans under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”).

During 2020 and 2021, the Company entered into agreements with the U.S. Department of the Treasury to receive emergency support via monetary grants through the PSP as well as borrowed monies under the government assisted PPP. The Company used proceeds from both the PSP and PPP to make payroll and payroll-related payments to retain employees at the Company during the qualifying period. When received, the proceeds under both the PSP and PPP were recorded as a deferred liability, and was subsequently derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages and benefits the PSP grant and PPP loan were intended to offset. The amount of the PPP loan proceeds recorded in the Consolidated Statement of Operations was based on the amount of the PPP loan that was expected to be forgiven. See Note 9, The CARES Act.

Other Operating Expenses

Other operating expenses consist primarily of charges relating to the operation of the Company’s non-wage related customer service center costs, passenger ticket reservation system, insurance expenses, utilities expense, non-aircraft rent expense, legal and other professional fees, and marketing expense inclusive of advertising costs of $714 thousand and $270 thousand for the years ended December 31, 2021 and 2020, respectively.

Share-Based Compensation

The Company’s share-based compensation arrangements consist of common stock granted in exchange for goods or services and the issuance of its common stock for such compensatory arrangements is accounted for in the consolidated financial statements based on the grant date fair value of the common stock. The grant-date fair value of share-based awards is recognized as expense in the Consolidated Statement of Operations over the requisite service period, if any. Historically, the Company has granted share-based awards with no vesting conditions. Additionally, awards granted to nonemployees are accounted for using their grant date fair value and are accounted for in the same manner as awards granted to employees.

Because there is no public market for the Company’s common stock, the Board of Directors determines the fair value of the common stock by considering a number of objective and subjective factors including the results of third-party valuations, the Company’s actual operating and financial performance, market conditions, and developments and milestones in the Company, among other factors.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

Warrants

The Company accounts for warrants issued to purchase its common stock at fair value of the awards upon issuance using option pricing models. Warrants are principally issued to certain non-employees in conjunction with various consulting services. The Company also assesses whether the warrants are liability or equity-classified based on the terms of the warrants. If the warrants are determined to be liability-classified, then the warrants are remeasured to fair value each period with changes in fair value recorded on the Consolidated Statement of Operations. If the warrants are determined to be equity-classified, then the initial fair value is recorded in Additional paid-in capital and the warrants are not remeasured thereafter.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations. Management does not believe it is reasonably possible that the Company’s unrecognized tax benefits will significantly change within the next twelve months.

Leases

Operating Leases

The Company performs an assessment on all leases at inception to determine the proper classification in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases. Lease expense is recognized on a straight-line basis as rent expense in the accompanying Consolidated Statement of Operations. Leases containing tenant improvement allowances, rent holidays, and/or rent escalation clauses are recognized as deferred rent, which is the difference between the amount charged to rent expense and the rent paid. Deferred rent is amortized over the non-cancellable lease term. Additionally, inducements received from lessors are treated as a reduction of costs over the term of the agreement. Leasehold improvements are depreciated on a straight-line basis over the shorter of the noncancelable lease term or useful life of the leasehold improvements. The Company accounts for lease modifications on the straight-line expense method as of the effective date of the lease modification and through the end of the amended lease term. Lease payments made above the straight-line rent expense amount are applied against the deferred rent liability.

Aircraft Leases

Aircraft leases generally range in term from three to five years, and generally have non-escalating rent payments. Many of the aircraft leases continue on a month-to-month basis for months after termination, and in some cases, leases are renewed or extended.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

Capital Leases

The Company measures a capital lease asset and capital lease obligation initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term, excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon, with the corresponding obligation recorded within the liabilities section of the balance sheet. During the lease term, each minimum lease payment is allocated by the lessee between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). Capital lease assets are depreciated in accordance with the Company’s property and equipment policy and the corresponding lease obligations are reduced as lease payments are made.

Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Inputs used to measure fair value are classified in the following hierarchy:

Level 1    Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2    Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3    Inputs are unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within Level 3 of the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

There were no assets measured at fair value on a recurring basis as of December 31, 2021 and 2020.

The carrying amounts of certain financial assets and liabilities, including cash, accounts receivable, other current assets, accounts payable, and accrued expenses approximate fair value because of the short maturity and liquidity of those instruments.

The Company’s long-term debt represents term debt. The carrying value of the Company’s long-term debt approximates fair value, which is estimated based on borrowing rates currently available to the Company for financing with similar terms and were determined to be Level 2 fair value measurements.

Recent Accounting Pronouncements

Adopted

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. Entities will no longer be

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of income taxes and reducing the cost and complexity in accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance as of January 1, 2021. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements

In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, that deferred the effective date of the revenue standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. The amendments in this Update defer, for one year, the required effective date of Topic 606, Revenue From Contracts with Customers for those entities noted above. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. There were several updates issued in 2018, 2019, and 2020 related to ASC 842, which will also be considered when adopting ASC 842.

The Company will adopt ASU 2016-02 effective January 1, 2022 using the modified retrospective transition method. The Company is currently evaluating the requirements of ASU No. 2016-02 but expects the adoption will not have a significant impact on the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. Upon adoption, there will be a material increase in total assets and total liabilities in the Consolidated Balance Sheet due to the recognition of right-of-use assets and lease liabilities for the Company’s leases. The Company expects to recognize right-of-use assets of approximately $11.1 million and lease liabilities of approximately $11.9 million in its Consolidated Balance Sheet.

In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, that deferred the effective date of the new leases standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. Private companies that have not issued (or made available for issuance) financial statements that reflect the new lease standard as of June 3, 2020 are required to adopt the new leases standard for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Early adoption is permitted for all entities.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This new credit losses standard changes the accounting for credit losses for certain instruments. The new measurement approach is based on expected losses, commonly referred to as the current expected credit loss (“CECL”) model, which is utilized to estimate lifetime “expected credit losses” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses and applies to financial assets including

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

loans, held-to-maturity debt securities, net investment in leases, and reinsurance and trade receivables, as well as certain off-balance sheet credit exposures, such as loan commitments. The standard also changes the impairment model for available-for-sale debt securities. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to ASC 326, Financial Instruments — Credit Losses (“ASC 326”), which updated the effective date of this credit loss standard to fiscal years beginning after December 15, 2022 for non-public entities, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of adopting the ASC 326 guidance on the Company’s consolidated financial statements and disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. Under this “ASC 606 approach”, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. Under current practice, measuring deferred revenue at fair value typically results in a reduction to the deferred revenue balance the acquiree had recorded before the acquisition. The reduction causes the acquirer to recognize less revenue than the acquiree would have absent an acquisition. The amendments in this ASU are applied to business combinations occurring on or after the effective date of the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods for public entities and for fiscal years beginning after December 15, 2023, including interim periods for nonpublic entities. The Company is evaluating the impact on the Company’s consolidated financial statements.

Note 4. Makani Kai Transaction

On July 7, 2020, the Company entered into a transaction with Schuman Aviation Company, Ltd. (“Schuman”), a Honolulu-based FAA Part 135 schedule air carrier, whereby Schuman agreed not to fly any of its “Makani Kai” airline routes servicing the Hawaiian Island commuter airspace for a period of 10 years. As consideration for this noncompete agreement, the Company agreed to pay Schuman a total of $500 thousand in the Company’s common stock in five equal installments of $100 thousand. The first installment of 2,777 shares of common stock was transferred on the transaction date of July 7, 2020, with the remaining consideration due on each anniversary of the transaction date. See Note 17, Related Party Transactions for disclosure of liability.

In July 2021, the Company made its second installment payment to Schuman, consisting of 2,225 shares of Southern common stock. In July 2022, the Company made its third installment payment to Schuman, consisting of 772 shares of Southern common stock. See Note 19, Subsequent Events.

Note 5. Prepaids and Other Current Assets

At December 31, 2021 and 2020, prepaids and other current assets consisted of the following: (in thousands):

	December 31,
	2021	2020
Credit card receivables	$150	$68
Other receivables	214	137
Prepaid insurance	1,043	678
Prepaid fuel	96	71
Other	1,006	544
Total prepaid expenses and other current assets	$2,509	$1,498

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 6. Property and Equipment, net

As of December 31, 2021 and 2020, the Company’s property and equipment, net, consisted of the following: (in thousands)

	December 31,
	2021	2020
Aircraft, equipment, and rotable spares	$14,622	$9,915
Office, vehicles and ground equipment	1,651	790
Leasehold improvements	1,658	868
Property and equipment, gross	17,931	11,573
Accumulated depreciation	(3,636)	(2,522)
Property and equipment, net	$14,295	$9,051

The Company recorded depreciation expense of $1.3 million and $1.1 million for the year ended December 31, 2021 and 2020, respectively, which was recognized as a component of Depreciation and Amortization expense in the accompanying Consolidated Statement of Operations.

Note 7. Intangible Assets, net

Below is a summary of intangible assets, net, for the years ended December 31, 2021 and 2020: (in thousands)

	December 31,
	2021	2020
Tradename	$270	$270
Noncompete agreement	500	500
Intangible assets, gross	770	770
Accumulated amortization	(701)	(382)
Intangible assets, net	$69	$388

For both the years ended December 31, 2021 and 2020, amortization expense was $319 thousand. As of December 31, 2021, the weighted average remaining useful life of the intangible assets was approximately 1 year. The intangible assets held at December 31, 2021 are expected to be fully amortized during the year ended December 31, 2022.

Note 8. Other Current Liabilities

At December 31, 2021 and 2020, other current liabilities consisted of the following: (in thousands):

	December 31,
	2021	2020
Insurance premium liability	$794	$527
Accrued rent	554	412
Accrued vendor payables	512	401
Other	212	192
Total other current liabilities	$2,072	$1,532

Note 9. The CARES Act

Under the CARES Act, assistance was made available to the aviation industry in the form of a government assisted Paycheck Protection Program Loan (the “PPP Loan”) and direct payroll support, the Payroll Support Program (“PSP”).

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 9. The CARES Act (cont.)

Paycheck Protection Program Loan

On April 17, 2020, the Company borrowed $4.3 million under the PPP Loan, which was in the form of a Promissory Note dated April 7, 2020 and due on April 7, 2022. The PPP Loan bears interest at a rate of 0.98% per annum, payable monthly commencing on November 7, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the PPP Loan agreement, proceeds from the PPP Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care benefits, and other eligible expenses such as mortgage payments, rent, utilities, and interest on other debt obligations. The Company used the aggregate amount of the PPP Loan to cover qualifying expenses during 2020. In July 2020, the Company requested full forgiveness of the fully drawn loan amount of $4.3 million and was provided forgiveness for the full outstanding balance in October 2021.

The Company recognized the $4.3 million borrowed under the PPP Loan as a deferred liability within CARES Act liability on the Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PPP Loan intended to offset. The offset is presented as CARES Act within Operating Expenses on the Consolidated Statement of Operations. Furthermore, the PPP Loan proceeds are classified within the operating activities section of the Consolidated Statement of Cash Flows since those proceeds relate to operating costs (payroll and payroll related benefits).

Payroll Support Program

On June 19, 2020, the Company entered into the PSP with the U.S. Treasury Department, and from June 22, 2020 through October 1, 2020, Southern received proceeds through a direct grant under the PSP totaling $8.4 million. The proceeds for the PSP grant could only be used exclusively for the continuation of payment of employee salaries, wages, and benefits, and were conditioned on the Company’s agreement to refrain from conducting involuntary employee layoffs or furloughs through September 2020. Other conditions include prohibitions on share repurchases and dividends through September 2021, and certain limitations on executive compensation until March 2022. The PSP grant proceeds do not have to be repaid as long as the Company complies with the criteria of the PSP.

In March 2021, the Company entered into a Payroll Support Program extension agreement (“PSP Extension”) with the U.S. Treasury Department and received a grant totaling approximately $4.7 million. In addition, the Company entered into a Payroll Support Program Agreement in April 2021 (“PSP 3”) with the U.S. Treasury Department and received a grant totaling approximately $4.9 million. Under the terms of the PSP Extension and PSP 3 agreements, these payments are intended to provide payroll support to passenger air carriers and certain contractors and must be used for the continuation of payment of employee salaries, wages, and benefits. At any time, any payroll support in excess of the amount the U.S. Treasury Department determines the Company is authorized to receive or retain under the terms of these agreements, constitutes debt to the U.S. Government and must be repaid. During 2021, the Company used all proceeds received under these two agreements for the continued payment of employee salaries, wages, and benefits, and the Company recorded it as a reduction of 2021 expenses and recorded the proceeds systematically as the expenses were incurred and the Company will not be required to repay the U.S. Treasury Department. The CARES Act liability was zero as of December 31, 2021.

The Company recognized the PSP grant proceeds received as a deferred liability within CARES Act liability on the Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PSP intended to offset. The offset is presented as CARES Act within Operating Expenses on the Consolidated Statement of Operations since the proceeds relate to operating costs (payroll and payroll related benefits). As of and for the year ended December 31, 2020, approximately $6.9 million of the PSP grant had been used towards the payment of eligible payroll and benefit expenses. The unused proceeds of $1.5 million remained in CARES Act liability on the Consolidated Balance Sheet as of December 31, 2020.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 10. Long-Term Debt, Net

At December 31, 2021 and 2020, the Company’s long-term debt due to unrelated parties consisted of the following: (in thousands)

	December 31,
	2021	2020
Note payable to U.S. Government, interest rate of 6.5% plus LIBOR adjustment, due October 2025	$1,839	$1,839
Note payable, fixed interest rate of 5.72%, due January 2025	1,058	1,227
Note payable, fixed interest rate of 7.60%, due November 2024	781	1,015
Note payable to bank, fixed interest rate of 4.65%, due November 2025	31	37
Note payable to a financing company, fixed interest rate of 5.49%, due December 2026	306	—
Long-term debt, gross	4,015	4,118
Current maturities of long-term debt	(497)	(413)
Less: debt issuance costs	(50)	(96)
Long-term debt, net of current maturities	$3,468	$3,609

As of December 31, 2021 and 2020, total debt is recorded on the Consolidated Balance Sheet as follows: (in thousands)

	December 31,
	2021	2020
Long-term debt, gross	$4,015	$4,118
Due to related party (See Note 17, Related Party Transactions)	4,938	5,389
Total debt, gross	$8,953	$9,507

As of December 31, 2021, future maturities of total debt are as follows: (in thousands)

Amount
2022	$1,196
2023	1,258
2024	1,294
2025	3,171
2026	888
Thereafter	1,146
Total	$8,953

6.5% Note Payable to U.S. Government

In October 2020, the Company entered into a $1.9 million Loan and Guarantee Agreement (“CARES Act Loan”) with the U.S. Treasury Department. The loan is a five-year term loan dated October 28, 2020 and matures on October 28, 2025 and bears interest at a variable rate per annum equal to the London Interbank Offer Rate (“LIBOR”) divided by one minus the Eurodollar Reserve Percentage plus 6.5%. The Eurodollar Reserve Percentage is defined as the reserve percentage in effect any day during any interest period, whether or not applicable to any Lender, under regulations issued from time to time by the Federal Reserve Board of the United States, for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding. Accrued interest on the loan is payable in arrears on a quarterly basis commencing on December 15, 2020. The principal amount must be repaid in a single installment on the maturity date on October 28, 2025. The obligation under the CARES Act Loan is secured by liens on the Company’s aircraft, aircraft engines, spare parts, flight simulator and related assets.

The terms of the CARES Act Loan includes affirmative and negative covenants that restrict the Company’s ability to, among other things, dispose of collateral, merge, consolidate or sell assets, incur certain additional indebtedness or pay certain dividends. In addition, the Company is required to maintain a minimum ratio of the borrowing base of the collateral (determined as the sum of a specified percentage of the appraised value of each type of collateral) to outstanding obligations under the CARES Act Loan of not less than 1.6 to 1.0. If the Company does not meet the

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 10. Long-Term Debt, Net (cont.)

minimum collateral coverage ratio, we must either provide additional collateral to secure our obligations under the CARES Act Loan or repay the loans by an amount necessary to maintain compliance with the collateral coverage ratio. Upon the occurrence of an event of default, the outstanding obligations under the CARES Act Loan may be accelerated and become due and payable immediately. In addition, if certain change of control events occur with respect to Southern, the Company will be required to pay the loans in full under the CARES Act Loan.

The proceeds are to be used for certain general corporate purposes and operating expenses, to the extent permitted by the CARES Act. This loan can be prepaid at any time with no prepayment penalties. Amounts prepaid may not be reborrowed. In connection with the CARES Act Loan, the Company recognized $100 thousand of issuance costs, which was recorded as an offset to the carrying value of loan and is amortized to interest expense over the term of the loan. This loan was repaid in full in April 2022.

5.72% Note Payable

At December 31, 2021 and 2020, the Company has a note payable to a financial institution that is due in monthly installments with a fixed annual interest rate of 5.72% and is secured by an underlying aircraft. In addition, the note payable agreement requires the Company to maintain a minimum debt service coverage ratio of 1.1 to 1.0. At inception, the note payable was personally guaranteed by a former officer of an acquired business. The maturity date for the entire unpaid principal balance was December 15, 2022.

The agreement was amended at various times in 2020 and 2021 to defer required payments, and at December 31, 2020 the Company was in forbearance on this note payable, which protects the Company against any action by the lender from exercising their rights and remedies as a result of the Company’s events of default. The Company accounted for these amendments as a troubled debt restructuring (“TDR”) due to concessions provided by the financial institution. No aggregate gain or loss was recorded as a result of the TDR. On June 15, 2021, the guarantee on this note was reassigned to the Company from the previous guarantor and the payment terms were modified to consist of 42 installment payments of $20 thousand dollars each, commencing on July 15, 2021, followed by a balloon payment of $477 thousand at the new maturity date of January 15, 2025. The Company was in compliance with the terms and conditions as of December 31, 2021 and therefore no longer in forbearance. The Company made all the agreed-upon debt payments, as well as all required engine reserve payments related to future engine overhaul work associated with the aircraft collateralizing this note payable.

7.60% Note Payable

At December 31, 2021 and 2020, the Company had a note payable to Textron Aviation Finance Corporation (“Textron”). Interest is payable in monthly installments with a fixed annual interest rate of 7.6% and is secured by an aircraft. In February 2020, the agreement was modified to defer payments and extend the original term of the agreement from December 2020 to November 2024. The Company accounted for this amendment as a TDR due to concessions provided by Textron. No aggregate gain or loss was recorded as a result of the TDR. The entire unpaid principal balance is due on the maturity date, November 7, 2024.

4.65% Note Payable

On October 28, 2020, the Company entered into a promissory note agreement for $38 thousand related to the purchase of vehicles. The debt has a five-year term and is due in monthly installments with a fixed annual interest rate of 4.65% and is secured by the underlying vehicles. The maturity date on the promissory note is November 11, 2025.

The Company is subject to customary affirmative covenants and negative covenants on all of the above notes payable as well as specific financial covenants noted above. As of December 31, 2021, the Company was in compliance with all of its covenants in relation to all its loan agreements.

5.49% Term Loan

In November 2021, the Company entered into a term loan with Chrysler Capital related to the financing of several vehicles. The term loan has a five-year term and is due in monthly installments with a fixed annual interest rate of 5.49% and is secured by the underlying vehicles. The maturity date of the term loan is in December 2026.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 11. Leases

Capital Leases

As of December 31, 2021, three capital leased assets, consisting of one aircraft, camera equipment, and one vehicle were included in Property and equipment, net on the Consolidated Balance Sheet at a combined cost of $2.4 million with accumulated depreciation of $354 thousand. One capital lease (aircraft engine) with a balance of $133 thousand at December 31, 2020 was fully depreciated as of December 31, 2021. The lease terms associated with the remaining three capital leases range from 11 to 61 months and the weighted average implicit rate of interest associated with these leases is approximately 9.2%.

As of December 31, 2020, four capital leased assets, consisting of one aircraft, one aircraft engine, camera equipment, and one vehicle were included in Property and equipment, net on the Consolidated Balance Sheet at a combined cost of $2.5 million with accumulated amortization of $292 thousand. The remaining lease terms associated with these four capital leases range from 11 to 61 months and the weighted average implicit rate of interest associated with these leases is approximately 9.2%.

Future minimum payments under capital lease agreements as of December 31, 2021 are as follows: (in thousands)

Amount
2022	$323
2023	323
2024	323
2025	312
2026	1,540
Thereafter	—
Total	$2,821

Included in the total future minimum lease payments above is $703 thousand representing interest, with a current portion of $188 thousand and a long-term portion of $515 thousand.

Operating Leases

The Company leases various aircraft, hangar/tie-down space, airport facilities, office space and other property and equipment under non-cancelable operating leases. Many of the Company’s operating leases require the Company to pay all taxes, maintenance, insurance, and other operating expenses. Rental expense is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives.

As of December 31, 2021, aggregate rental expense, which includes approximately $2.4 million of aircraft engine reserve expense, under all operating aircraft, equipment and facility leases totaled $9.2 million for the year ended December 31, 2021. Of this amount, $7.3 million, $1.7 million, and $200 thousand was included in Aircraft rent, Airport-related expenses, and Other Operating Expenses, respectively, on the Company’s Consolidated Statement of Operations.

As of December 31, 2020, aggregate rental expense, which includes approximately $2.1 million of aircraft engine reserve expense, under all operating aircraft, equipment and facility leases totaled $9.1 million. Of this amount, $7.3 million, $1.6 million, and $200 thousand was included in Aircraft rent, Airport-related expenses, and Other Operating Expenses, respectively, on the Company’s Consolidated Statement of Operations.

Aircraft Leases

The Company had twenty-seven active leases of aircraft at December 31, 2021, of which ten of the aircraft leases were from three related parties, Schuman Aviation Ltd., JA Flight Services, and BAJ Flight Services LLC (see Note 17, Related Party Transactions). Of the twenty-seven active leases at December 31, 2021, twenty-six were identified as operating leases, and one was identified as a capital lease, which are included in Property and equipment, net on the Consolidated Balance Sheet. The leases generally range in term from three to five years, and generally have non-escalating rent payments.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 11. Leases (cont.)

The Company had twenty-nine active leases of aircraft at December 31, 2020, of which five of the aircraft leases were from three related parties, Schuman Aviation Ltd., JA Flight Services, and BAJ Flight Services LLC (see Note 17, Related Party Transactions). Of the twenty-nine active leases at December 31, 2020, twenty-eight were identified as operating leases, and one was identified as a capital lease, which are included in Property and equipment, net on the Consolidated Balance Sheet. The leases generally range in term from three to five years, and generally have non-escalating rent payments.

In April 2020, the Company entered into an amended aircraft lease agreement with one lessor, which covered eight aircraft. As part of this amended agreement, the Company was required to pay utilization-based rent instead of fixed rent for up to nine months per aircraft. The lessor required that the lease be extended by the number of months in which no fixed rent was paid. Additionally, scheduled payments totaling the past due amounts were added to the required future payments. At the date of the amendment, the Company calculated the straight-line rent expense based on the remaining fixed lease payments. When the fixed lease payments resumed in 2021, payments made above the straight-line rent expense were applied against the deferred rent liability.

In May 2021, the Company amended several of its existing aircraft lease agreements. Though all such leases continue to be categorized as operating leases, six of these outstanding leases were modified with regards to leases’ duration terms and will now terminate based on when the associated aircraft engines reach a certain number of flown hours. Thus, payments associated with six of these leases continue to be based on a flight-hour basis (base rent plus engine reserves, although capped at a maximum monthly amount), whereas the other two subject leases continue to be based on a fixed monthly base rent with variable engine use expense. The Company further amended these leases in July 2022 to modify lease payments to a fixed per month amount and extended the lease term to 60 months.

Future minimum payments under non-cancelable operating lease agreements as of December 31, 2021 are as follows: (in thousands)

Amount
2022	$4,586
2023	4,374
2024	2,889
2025	1,239
2026	465
Thereafter	—
Total	$13,553

Note 12. Stock-Based Compensation

On February 22, 2021, the Company awarded a total of 10,020 fully-vested, non-forfeitable, shares of common stock to various employees and members of the Board of Directors. These common shares were valued at $21.98 per share at the grant date and are subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization within the Company. The Company recorded $220 thousand in share-based compensation expense related to these fully-vested common stock grants for the year ended December 31, 2021 and the entire expense is included within Salaries, Wages, and Benefits expense on the Consolidated Statement of Operations. The Company recorded no share-based compensation expense for the year ended December 31, 2020, and had no un-recognized share-based compensation expense as December 31, 2021 and 2020.

Additionally, on February 22, 2021, the Company awarded a total of 43,500 shares of non-forfeitable restricted common stock (“Restricted Stock”) to various employees and executives of the Company for their continued service to the Company. The Restricted Stock was also valued at $21.98 per share and vests immediately upon two conditions: a) the closing of a Proposed Acquisition agreement requiring the listing of shares to the public through the merger

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation (cont.)

of a SPAC holding company, and b) recipients of the Restricted Stock grant must remain in continuous employment or service with the Company from the date of grant through the closing of the proposed acquisition (see “Proposed Acquisition”). As there is both a required service-based condition and a specific performance condition that must be satisfied for the vesting of these Restricted Stock to occur, no share-based compensation expense was recorded for the year ended December 31, 2021 in accordance with ASC 718. A summary of Restricted Stock activity for the years ended December 31, 2021 and 2020 is set forth below:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value per RSU
Unvested Restricted Stock at December 31, 2020	—	$—
Granted	43,500	21.98
Vested	—	—
Forfeited	—	—
Unvested Restricted Stock at December 31, 2021	43,500	$21.98

The Company utilized an option valuation model to value its common stock and Restricted Stock grants, which was developed for use in estimating the fair value of the Company’s common stock under a certain SPAC scenario. Option valuation models require the input of highly complex and subjective variables, such as expected liquidation dates, discount rates, weighting of financing scenarios, weighted average cost of capital, and forecasted revenue and expense growth rates.

Note 13. Common Stock Warrants

The Company has issued fully vested common stock warrants in exchange for certain consulting services rendered to the Company in February 2016. A summary of the Company’s outstanding common stock warrants as of December 31, 2021 were as follows:

Warrant Tranche	Exercise Price	Shares
A	$12.18	2,052
B	$14.01	713
C	$18.87	795
D	$18.98	4,742
E	$41.24	606
F	$47.32	634
G	$50.00	376
Total		9,918

As of both December 31, 2021 and 2020, total outstanding common stock warrants issued by the Company were 9,918 with weighted average exercise price of $27.25 per share. All the warrants outstanding expire at the earlier of March 7, 2023 or the initial closing of a deemed liquidation event, as defined in the warrant agreements None of these warrants were exercised during 2021 or 2020 and remained unexercised and outstanding as of December 31, 2021 and 2020.

All tranches of the common stock warrants issued (A-G) do not have vesting conditions and are equity classified.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares

The following table presents information about the Company’s redeemable convertible preferred shares as of December 31, 2021: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,396
Series A-1	7,033	7,033	141	222
Series A-2	25,000	25,000	500	790
Series B	25,000	25,000	833	2,219
Total	162,589	162,589	$3,624	$6,627

The following table presents information about the Company’s redeemable convertible preferred shares as of December 31, 2020: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,176
Series A-1	7,033	7,033	141	208
Series A-2	25,000	25,000	500	739
Series B	25,000	25,000	833	2,077
Total	162,589	162,589	$3,624	$6,200

Dividend Rights

Holders of shares of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares are entitled to receive prior and in preference to dividends paid on any other class or series of capital stock and dividends as follows:

Holders of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares are entitled to receive cumulative dividends equal to 8% per annum of the original issue price of $20.37 per share of Series A redeemable convertible preferred shares, $20.00 per share of Series A-1 redeemable convertible preferred shares, $20.00 per share of Series A-2 redeemable convertible preferred shares subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the Series A and Series A-1 redeemable convertible preferred shares, as applicable.

Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividends are payable quarterly in cash on the final business day of each calendar quarter. The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series A, Series A-1, and Series A-2 redeemable convertible preferred shares then outstanding first receive, or simultaneously receive, a dividend on each outstanding share in an amount at least equal to all accrued but unpaid Series A, Series A-1, Series A-2 redeemable convertible preferred share dividends. Unpaid dividends for Series A, Series A-1, and Series A-2 redeemable convertible preferred shares when due will increase to 10% of their respective original issue price for a period of sixty days effective as of the date such dividend payment was due. After such a 60-day period, if the accrued Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividend remains unpaid, the rate will increase to 15% of the respective original issue price until the accrued but unpaid dividends are paid in full.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares (cont.)

The Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividend rate will increase to and remain at 15% if the Company, without the prior vote or consent of the Series A Director, Mark Rimer, issues equity securities or convertible securities that are pari passu or senior in priority or preference to the Series A, Series A-1, and Series A-2 redeemable convertible preferred shares with respect to the payment of dividends, amounts in liquidation, or rights of redemption. After the payment in full of accrued Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividends, the holders of shares of redeemable convertible preferred shares are entitled to receive prior and in preference to any dividends paid to the holders of shares of common stock, dividends of redeemable convertible preferred shares are to be paid: (a) 70% to the holders of shares of Series A, Series A-1, and Series A-2 redeemable convertible preferred shareholders ratably among them based upon such holder’s ownership percentage in the Company, and (b) 30% to the holders of Series B redeemable convertible preferred shares until the Series A, Series A-1, and Series A-2 capital repayment amount has been paid in full to the holders. The 30% payment to the holders of Series B redeemable convertible preferred shares will pay, in priority order, (i) the then accrued but unpaid Series B redeemable convertible preferred share dividends and (ii) the Series B capital repayment amount. Holders of the Series B redeemable convertible preferred shares are entitled to receive cumulative dividends equal to 8% per annum of the original issue price of $60.00 per share.

After the payment in full of the Dividends noted above, the Company may pay Dividends to the holders of all shares of capital stock, when declared by the Board of Directors. For the years ended December 31, 2021 and December 31, 2020, no dividends on any series of redeemable convertible preferred shares or common stock has been declared by the Board of Directors.

Accumulated Dividends

As the Company’s convertible preferred shares are only contingently redeemable in the event of a deemed liquidation event, the Company has not recorded dividends of $1.3 million and $888 thousand on the Consolidated Balance Sheets as of December 31, 2021 and 2020, respectively, as the occurrence of the contingent liquidation event is not deemed probable. If the redemption event becomes probable, the carrying amount of the convertible preferred shares will be accreted to their full redemption value.

Voting Rights

Each holder of outstanding redeemable convertible preferred shares is entitled to cast the number of votes equal to the number of whole shares of common stock, into which the redeemable convertible preferred shares held by such holder are convertible. Holders of redeemable convertible preferred shares vote together with the holders of common stock as a single class.

Conversion Rights

Each share of redeemable convertible preferred shares is convertible at any time, at the option of the holder and without the payment of additional consideration, into such number of fully paid and non-assessable shares of common stock determined by dividing the applicable original issue price by the applicable conversion price (as defined below) in effect at the time of conversion. The conversion price is initially (i) $11.6491 per share for the Series A redeemable convertible preferred shares, (ii) $5.4515 per share for the Series A-1 redeemable convertible preferred shares, (iii) $15.2910 per share for the Series A-2 redeemable convertible preferred shares, and (iv) $17.2654 per share for the Series B redeemable convertible preferred shares. Such initial conversion price, and the rate at redeemable convertible preferred shares may be converted into shares of common stock, is subject to certain adjustments. In the event of liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, these conversion rights will terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of redeemable convertible preferred shares.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares (cont.)

Liquidation

The liquidation preference provisions allow for redemption upon deemed liquidation, which is not in the company’s control and could require settlement in cash or other assets of the company available for distribution. As such, the Redeemable Convertible Preferred Shares are disclosed in mezzanine equity. For each reporting period the Company will reassess the shares for remeasurements based on whether or not the redemption feature is probable of becoming exercisable.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or a deemed liquidation event (as defined below), the holders of shares of capital stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders in the following priority:

First, the holders of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares then outstanding are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to its stockholders prior and in preference to any payment made to the holders of Series B redeemable convertible preferred shares and common stock by reason of their ownership thereof, all proceeds including all accrued but unpaid Series A, Series A-1, and Series A-2 accrued dividends have been paid in full.

Second, after the payment in full of accrued Series A, Series A-1, Series A-2 redeemable convertible preferred share dividends, the holders of Series B redeemable convertible preferred shares then outstanding are entitled to paid out of the assets of the Company available for distribution to its stockholders prior and in preference to any payments to the holders of shares of common stock by reason of their ownership thereof, all proceeds including all accrued Series B redeemable convertible preferred share dividends have been paid in full.

Lastly, after the payment in full of all amounts pursuant to the foregoing, all remaining amounts from assets of the Company available for distribution to its stockholders will be paid to the holders of all shares of capital stock ratably among them the based upon each such holder’s percentage interest in the Company. The holders of redeemable convertible preferred shares are not required or obligated to convert redeemable convertible preferred shares into shares of common stock to receive the payments obligated to be made by the Company to them on an as-converted basis.

The liquidation preference is calculated by adding (i) the Original Issue Price plus (ii) the product obtained by multiplying (x) the Original Issue Price of each such share of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) by (y) the then applicable Dividend Tax Rate which the rate is 23.8% on the date hereof. Original Issue Prices are as follows: (i) $20.3683 per share for the shares of Series A Preferred Stock, (ii) $20.00 per share for the Series A-1 Preferred Stock, (iii) $20.00 per share for the Series A-2 Preferred Stock, and (iv) $60.00 per share for the Series B Preferred Stock.

Each of the following events shall be considered a “Deemed Liquidation Event”, unless the holders of a majority of each class or series of capital stock elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(i)     the sale, transfer, assignment, conveyance or other disposition (including by merger or consolidation, but excluding any sales by the stockholders of the Company made as part of an underwritten public offering of the Company’s securities) in one transaction or a series of related transactions, of more than 50% of all outstanding shares of the Company,

(ii)    the consummation of a consolidation, merger or reorganization of the Company, unless the stockholders of the Company immediately before such consolidation, merger or reorganization own, directly or indirectly, at least a majority of the combined securities of the outstanding securities resulting from such consolidation, merger or reorganization,

(iii)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole or (iv) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of beneficial ownership (within the meaning of Rule 13d-3 promulgated thereunder) of 50% or more of all outstanding shares of the Company.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares (cont.)

Election of Directors

The size of the Board of Directors of the Company is set at seven directors. The holders of record of the shares of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares, exclusively and voting together as a separate and single class, are entitled (but not obligated) to elect one (1) director of the Company (the “Series A Director”). The holders of record of Series B convertible preferred shares, exclusively and voting as a separate and single class, are entitled (but not obligated) to elect one (1) director of the Corporation (the “Series B Director”). The holders of record of the shares of common stock, exclusively and voting as a separate class, are entitled to elect three (3) directors of the Corporation (the “Common Directors”).

Note 15. Disaggregated Revenue

The Company generates revenue from the following principal sources.

	Year Ended December 31,
	2021	2020
Passenger revenue	$25,853	$10,711
EAS revenue	25,597	25,120
Charter revenue	3,101	1,000
Other revenue	3,243	1,364
Total revenue	$57,794	$38,195

Note 16. Income Taxes

Significant components of the provision from income taxes consist of the following: (in thousands)

	Year Ended December 31,
	2021	2020
Current:
Federal	$—	$—
State	440	14
Total	440	14
Deferred:
Federal	—	—
State	—	—
Total	—	—
Total tax expense (benefit)	$440	$14

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate: (in thousands, except for tax rates)

	December 31,
	2021		2020
	$	%	$	%
Provision at statutory rate	$2,355	21.0%	$857	21.0%
State tax provision, net of federal benefit	687	6.1%	14	0.3%
Permanent book/ tax difference	14	0.1%	25	0.6%
PPP loan forgiveness	—	—	(900)	(22.1)%
Change in valuation allowance	(2,616)	(23.3)%	18	0.4%
Effective income tax rate	$440	3.9%	$14	0.2%

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 16. Income Taxes (cont.)

Deferred income tax assets and liabilities are recorded for differences between the consolidated financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Significant components of deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows: (in thousands)

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforward, net of reserves	$2,629	$3,930
Capital loss carryforward	142	140
Amortization	429	386
Accrued liabilities	214	174
Deferred rent	395	359
Other DTA’s	9	8
Total deferred tax assets	$3,818	$4,997
Deferred tax liabilities:
Book to tax depreciation differences	(2,123)	(686)
Total deferred tax liabilities	(2,123)	(686)
Valuation allowance	(1,695)	(4,311)
Total deferred tax assets (liabilities), net	$—	$—

As of December 31, 2021 and December 31, 2020, the Company has approximately $2.3 million and $3.3 million of federal net operating loss (“NOL”) carryforwards, respectively, and $0.4 million and $0.7 million of state NOL carryforwards, respectively, which will begin to expire in 2028. The above described carryforwards are included in the Company’s calculation of its deferred tax asset; however, realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the NOL carryforwards. Also, utilization of the operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 under Section 382 and similar state provisions. As of December 31, 2021, management does not believe it is more likely than not that their assets will ultimately be realized and has recorded a full valuation allowance of approximately $1.7 million on the net deferred tax assets. The valuation allowance decreased by $2.6 million during the year ended December 31, 2021.

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change” as defined. In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate. Management has not completed a Section 382 study as of the date of this report; however, should a study be completed, certain NOL carryforwards may be subject to such limitations. Any future annual limitation may result in the expiration of NOL carryforwards before utilization.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Furthermore, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods.

As of both December 31, 2021 and 2020, the Company had $0.4 million and $0.4 million of unrecognized tax benefits, none of which would result in a reduction of the Company’s effective tax rate, if recognized, due to a full valuation recorded within the U.S. federal and state jurisdictions. Furthermore, in the next twelve months, it is reasonably

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 16. Income Taxes (cont.)

possible that the Company’s unrecognized tax benefits could change due to the resolution of certain tax matters related to the substantiation of federal and state NOL’s. These resolutions could reduce the Company’s unrecognized tax benefits by $0.4 million.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act or Act) was signed into law, which is a $2 trillion relief package comprising of a combination of tax provisions and other stimulus measures. The act broadly provides tax payment relief and significant business incentives and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act (TCJA). The Company qualified for the Paycheck Protection Program (“PPP”) loan and received a $4.29 million loan in 2020 that was fully forgiven in 2021. The Company also received $8.4 million in support under the Payroll Support Program (“PSP”) during 2020 for which approximately $6.9 million was used for qualified expenses during 2020, and the remaining $1.5 million was utilized during 2021. The Company also received $9.6 million from the PSP during 2021, which was entirely utilized for qualified expenses.

The Company is subject to income tax examinations by the U.S. federal and state tax authorities. There are no open income tax examinations as of December 31, 2021.

Note 17. Related Party Transactions

The following table presents Company’s amounts due to related parties as of December 31, 2021 and 2020: (in thousands)

	December 31, 2021	December 31, 2020
Accounts payable (receivable)[1]	$(56)	$276
Other current liabilities[2]	373	373
Current maturities of long-term debt[3]	699	451
Total current portion due to related parties	$1,016	$1,100
	December 31, 2021	December 31, 2020
Other liabilities[2]	$450	$750
Long-term debt, net of current maturities[3]	4,239	4,938
Total due to related parties, net of current portion	$4,689	$5,688

____________

1        Net amount of accounts receivable and accounts payable from/to various individuals

2        Liability related to Makani Kai Acquisition and SkyWest Note’s accrued interest

3        SkyWest Note

SkyWest Airlines

At December 31, 2021 and 2020, the Company had a note payable to SkyWest Airlines, Inc. (“SkyWest”) with a principal amount of $4.9 million and $5.4 million, respectively, bearing interest at 4.0% per annum (the “SkyWest Note”). Principal and interest payments are due monthly, through April 30, 2028 and the note is collateralized by a pledge for 100% of the stock of Southern Airways Pacific (“SAP”, a wholly-owned subsidiary of the Company), a first priority security interest in all assets of SAP. In the event of a change of control associated with the Company, the then outstanding principal and interest on the note will become due and payable immediately by the Company. At December 31, 2021 and 2020, $699 thousand and $451 thousand, respectively is included in Due to Related Parties and $4.2 million and $4.9 million, respectively, is included in Due to Related Parties, net of current portion on the Consolidated Balance Sheet.

SkyWest is currently represented by one of the Company’s total of seven Board of Director seats and owns 58,163 shares of common stock of the Company.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 17. Related Party Transactions (cont.)

Kuzari Investor 94647 LLC

As of December 31, 2021, Kuzari Investor 94647 LLC (“Kuzari”) owns 32,699 shares of the Company’s common stock, and is currently represented by one of the Company’s total of seven Board of Directors seats. In addition, Kuzari owns 105,556 Series A redeemable convertible preferred shares and 25,000 Series A-2 redeemable convertible preferred shares, for a combined preferred share investment of $4.2 million at December 31, 2021. Kuzari is also owed approximately $905 thousand of unpaid cumulative redeemable convertible preferred share dividends.

Since March 2017, one of the affiliates of Kuzari provides the Company certain advisory services in areas such as evaluation of business decisions, assessment of market opportunities, and the exploring of financial and/or operational strategic initiatives. In return for the consulting services, Kuzari is entitled to compensation from the Company consisting of an annualized fee of at least $100 thousand per year up to $150 thousand per year. For both the years ended December 31, 2021 and 2020, the Company incurred consulting expenses due to Kuzari of $150 thousand. As of December 31, 2021 and 2020, the Company owed Kuzari $0 and $234 thousand, respectively, in connection with the consulting arrangement, and these amounts are included within Current Due to Related Parties on the Consolidated Balance Sheet.

JA Flight Services and BAJ Flight Services

As of December 31, 2021, the Company leased a total of three aircraft from JA Flight Services (“JAFS”) and one aircraft from BAJ Flight Services (“BAJFS”). JAFS is 50% owned by Bruce A. Jacobs (“BAJ”), an officer, shareholder, and board member of the Company and BAJFS is 100% owned by BAJ.

As of December 31, 2021 JAFS owns 40,000 shares of the total outstanding common stock of the Company. The Company recorded approximately $1.2 million and $638 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company owed approximately $500 thousand in total to JAFS and BAJFS, relating primarily to deferred lease payments, as well as engine reserve payments. Of the $500 thousand owed to both JAFS and BAJFS at December 31, 2021, approximately $250 thousand and $250 thousand are included in Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Consolidated Balance Sheet.

In February 2022, BAJ retired from his role as an officer within the Company, though JAFS continues to be a shareholder of the Company and lessor of three aircraft to the Company as of the date of this report. BAJFS continues to be a lessor of one aircraft to the Company.

Schuman Aviation

As of December 31, 2021, the Company leased six aircraft from Schuman Aviation Ltd., an entity which is owned by an executive and shareholder of the Company. Schuman owns 5,002 shares of the total outstanding common stock of the Company. All leases consist of 60-month terms, fixed monthly lease payments and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

As of December 31, 2020, the Company leased one aircraft from Schuman.

The Company recorded approximately $930 thousand and $96 thousand in combined lease and engine reserve expense attributable to Schuman for the years ended December 31, 2021 and 2020, respectively.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies

Guarantees

The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes that its insurance would cover any liability that may arise from the acts of its officers and directors. As of December 31, 2021, the Company is not aware of any such pending liabilities.

The Company has entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Aircraft Purchases and Sales

Electric Wing-in-ground-effect Aircraft

In December 2021, the Company signed a Letter of Intent (“LOI”) with a certain aircraft vendor to purchase a total of four electric wing-in-ground-effect Viceroy aircraft (“Firm Viceroys”), with options to purchase eleven additional Viceroy aircraft (“Viceroy Purchase Options”). The price for each Firm Viceroy and Viceroy Purchase Options in a standard configuration is $5.2 million, and the order is not subject to price escalation. In addition, the LOI ensures the Company’s net delivery price will be less than or equal to any third party’s net purchase price for the same aircraft. The Company agreed to make payments related to the purchase of the Firm Viceroy’s at: a) $50 thousand per aircraft upon the execution of the purchase agreement (which is anticipated to occur in Q4 2023), b) $150 thousand per Firm Viceroy one year prior to the first commercial delivery (anticipated to occur in Q4 2024), and c)the balance due upon delivery of each Viceroy.

As part of the LOI, the vendor provided the Company the option to purchase a total of five electric wing-in-ground-effect Monarch aircraft for $35 million per aircraft in a standard configuration, which is subject to certain price adjustments, based on the execution of the purchase agreement and the delivery of each aircraft.

As part of the Company’s acceptance of the LOI, Southern paid the vendor a non-refundable deposit of $50 thousand and received a warrant with an option to purchase $50 thousand of equity in the vendor’s company within one year following completion of the vendor’s mezzanine funding round. In addition, the Company paid the vendor a second non-refundable deposit of $50 thousand, which was placed in an escrow account, which will be released to the vendor, and credited against the balance due, upon delivery of the first Viceroy to the Company.

Legal Contingencies

Southern is also a party to various claims and matters of litigation incidental to the normal course of its business. As of and for the year ended December 31, 2021, there were no material legal contingencies.

Note 19. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to December 31, 2021 through October 24, 2022, the date the consolidated financial statements were available for issuance.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

Proposed Acquisitions

Surf Air Mobility Proposed Acquisition

The Company entered into a prospective transaction, whereby Surf Air Mobility (“SAM”) a wholly-owned subsidiary of Surf Air Global Limited created in 2021, will acquire 100% of the equity interests in Southern Airways Corporation pursuant to an acquisition agreement dated as of March 17, 2021, as amended on August 22, 2021. On May 17, 2022, the prospective transaction was further amended when Surf Air Global Limited and its wholly owned subsidiary entered into a business combination agreement with Tuscan Holdings Corp. II (“SPAC”) whereby the SAM and its related entities will acquire 100% of the equity interests in Southern Airways Corporation.

As of the date this report, this business combination transaction has not yet been completed, and is subject to satisfaction of various terms and conditions including the completion of a business combination transaction among SAM and SPAC, which would enable SAM to deliver the agreed consideration for the proposed acquisition.

Marianas Southern Joint Venture

In July 2022, the Company reached an agreement in principle with Saipan-based MP Enterprises, LLC to form Pacific Express, LLC, dba Marianas Airways Express, LLC (“Marianas”) as a joint venture, which establishes inter-island scheduled and chartered air and service between Guam and the Commonwealth of the Northern Mariana Islands (“CNMI”). Southern Airways Express acts as the airline operator, focusing on safety, flight and ground operations, ticketing, and maintenance. MP Enterprises, LLC contributes market knowledge, media and governmental relations, route development, and community outreach to the joint venture Company.

Marianas commenced service in August 2022 and is expected to introduce a total of seven aircraft over the next three years to meet the growing demand for air travel in the region. The joint venture is expected to provide more than 90 weekly flights between Saipan, Tinian, Rota, and Guam. In order to service these routes, the Company executed an agreement to purchase two Tecnam P2012 aircraft to carry out the air service in May 2022. The purchase price of each aircraft was $2.8 million. The first aircraft was delivered in May 2022 and the second aircraft was delivered in July 2022 and are recorded as a portion of fixed assets. In addition, the Company entered into a 36-month lease agreement for a third aircraft. The third aircraft was delivered in September 2022.

As consideration for the two purchased aircraft, the Company executed two ten-year promissory notes with Tecnam in the amount of $1.8 million and $2.0 million, respectively. $1.0 million and $0.55 million of the purchase price were provided by the Marianas Pacific Express, LLC and MP Enterprises, LLC, respectively and recorded as other liabilities. The Company paid $0.25 million in cash for the second aircraft in July 2022. The Company has the sole title to the referenced aircraft. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum.

The government of the CNMI has agreed to provide various incentives to Marianas in order to help mitigate the associated start-up costs, including: 1) $1.5 million dollars in American Rescue Plan Act (ARPA)-sourced funding as an initial incentive fund for the airline, to cover the acquisition or mobilization of aircraft, fuel, and equipment; staffing; flight crews; training; travel costs; consultants; real estate and other costs; 2) an 18-month Flight Incentive Program, consisting of payments by CNMI to Marianas based on various flight/departure target volumes; and 3) a Corporate Discount Program for official CNMI government travel.

The Company is currently evaluating the accounting for the joint venture.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

New Borrowings

Clarus Capital

In 2022, the Company executed four separate promissory notes with Clarus Capital Funding I LLC (“Clarus”) in the amounts of $4.2 million (“Tranche 1 Note”), $3.42 million (“Tranche 2 Note”), $9.35 million (“Tranche 3 Note”), and $2.9 million (“Tranche 4 Note”).

Clarus Capital — Tranche 1 Note

On April 1, 2022, the Company executed a 5-year promissory note, the Tranche 1 Note, in the amount of $4.2 million with Clarus. Interest accrues on the entire principal amount of the Note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 1, 2022 through the maturity date of April 1, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.5 million is due. The note is collateralized by the combined value of a total of four specific aircraft and one engine. The proceeds were used for the funding of the Air Choice One Acquisition.

Clarus Capital — Tranche 2 Note

On April 29, 2022, the Company executed a 5-year promissory note, the Tranche 2 Note, in the amount of $3.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 29, 2022 through the maturity date of April 29, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.0 million is due. The note is collateralized by the combined value of a total of two specific aircraft. The $1.8 million of $3.4 million of proceeds were used to repay the U.S. Treasury Department loan. See Note 10, Long-Term Debt, Net.

Clarus Capital — Tranche 3 Note

On June 27, 2022, the Company executed a 5-year promissory note, the Tranche 3 Note in the amount of $9.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.25% per annum. Principal and interest are payable monthly commencing on July 27, 2022 and continuing through the maturity date of June 27, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $5.6 million is due. The note is collateralized by the combined value of a total of eight specific aircraft, of which, one was purchased in 2021 and seven were purchased in 2022.

Clarus Capital — Tranche 4 Note

On August 5, 2022, the Company executed a 5-year promissory note, the Tranche 4 Note in the amount of $2.9 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.50% per annum. Principal and interest are payable monthly commencing on September 5, 2022 and continuing through the maturity date of August 5, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $1.7 million is due. The note is collateralized by the combined value of a total of two aircraft, which were both purchased in 2022.

Multi-Aero, Inc. Acquisition

On April 1, 2022, the Company acquired all of the issued and outstanding capital stock of St. Louis-based air carrier Multi-Aero, Inc. dba Air Choice One (“MUA” or “Air Choice One”) for total cash purchase consideration of $4.1 million which was funded at close by the Clarus Tranche 1 Note. The primary reason for the acquisition was to expand capacity to serve additional EAS routes planned for in the third and fourth quarter of 2022. The net assets acquired primarily include three aircraft ($3.1 million), a spare aircraft engine ($0.2 million), spare parts inventory ($0.5 million), and liabilities ($0.1 million). The Company recognized $0.4 million of goodwill as part of

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

this transaction. At acquisition close, Air Choice One was serving a total of three destinations in the United States: Arkansas, Missouri, and Tennessee. Per ASC 805, this was deemed to be a business combination and the Company did not incur any acquisition-related cost as part of this transaction.

The assessment of fair value is based on preliminary valuations and estimates that were available to management at the time the condensed consolidated financial statements were prepared. Accordingly, the allocation of purchase price is preliminary and therefore subject to adjustment during the measurement adjustment period.

Aircraft Purchases

During 2022, the Company purchased a total of thirteen aircraft in several transactions described as follows:

•        In March  2022, the Company purchased one aircraft for approximately $1.8 million, where the Company paid $100 thousand in cash and financed the remainder through the Tranche 3 Note.

•        In April 2022, the Company agreed to purchase a total of three previously-leased aircraft from a lessor for $1.6 million per aircraft. The Company financed one of the aircraft purchases with the Tranche 2 Note and the other two aircraft purchases were financed with the Tranche 3 Note.

•        In April 2022, the Company purchased a total of three aircraft as part of the Air Choice One Acquisition, for a total purchase consideration of $4.1 million. The transaction was financed by the Tranche 1 Note.

•        In June 2022, the Company executed an agreement to purchase two Tecnam P2012 aircraft to carry out the air service for the proposed Marianas JV. The purchase price of each aircraft was $2.8 million. The first aircraft was delivered in May 2022 and the second aircraft was delivered in July 2022. As consideration for the two purchased aircraft, the Company executed two ten-year promissory notes with Tecnam in the amount of $1.8 million and $2.0 million, respectively.

•        In June 2022, the Company purchased a total of four aircraft for a total purchase consideration of $4.5 million. The Company financed the purchase of all four aircraft with the Tranche 3 Note.

SkyWest Guarantee and Call Option

In conjunction with the Air Choice One acquisition and the financings of ten aircraft, SkyWest, Inc. agreed to guarantee the Company’s Security Agreement associated with all four Tranches of Notes with Clarus in exchange for 27,155 shares of the Company’s common stock. As of the date of this report, SkyWest owns a total of 85,318 shares of the Company’s total outstanding common stock.

In addition to the consideration set forth above, commencing on April 1, 2023 and terminating on March 31, 2026, SkyWest shall have a limited, one-time option to purchase the Multi-Aero 14 CFR Part 135 Air Carrier Certificate No.MUIA594G (the “Multi-Aero Certificate”) for a purchase price of 1,365 shares of the Company’s common stock.

Related Party Subsequent Event — Schuman

In July 2022, the Company made its 3rd out of a total of 5 scheduled yearly installment payments to Schuman, consisting of 772 shares of Southern Common stock. The payments relate to the Company’s acquisition of Makani Kai in 2020.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

TUSCAN HOLDINGS CORP. II,

Surf Air Global Limited,

Surf Air Mobility Inc.,

THCA MERGER SUB INC.

AND

SAGL Merger Sub Limited

Dated as of May 17, 2022

Annex A-i

Annex A-ii

Exhibit A	Lock-Up Agreement
Exhibit B	Registration Rights Agreement
Exhibit C	Amended and Restated Parentco Certificate of Incorporation
Exhibit D	Amended and Restated Parentco Bylaws
Exhibit E	Employee Stock Purchase Plan
Exhibit F	New Stock Incentive Plan

Annex A-iii

BUSINESS COMBINATION AGREEMENT, dated as of May 17, 2022 (this “Agreement”), by and among Tuscan Holdings Corp. II, a Delaware corporation (“SPAC”), Surf Air Global Limited, a BVI business company formed under the laws of the British Virgin Islands (the “Company”), Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Parentco”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parentco (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of Parentco (“Merger Sub II” and together with the Company, Parentco and Merger Sub I, the “Surf Entities”).

WHEREAS, SPAC is a blank check company incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Parentco is a wholly-owned direct subsidiary of the Company and was formed for the purpose of the Southern Acquisition, the Mergers and the Transactions (each, as defined below);

WHEREAS, Merger Sub I and Merger Sub II are newly formed, wholly owned, direct subsidiaries of Parentco, and were formed for the sole purpose of the Mergers;

WHEREAS, on the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (“DGCL”), Merger Sub I will merge with and into SPAC (the “First Merger”), with SPAC surviving the First Merger as a wholly-owned Subsidiary of Parentco;

WHEREAS, on the Closing Date, simultaneously with the First Merger, upon the terms and subject to the conditions of this Agreement and in accordance with Section 170 of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Act”), Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of Parentco;

WHEREAS, the Company intends, together with the Mergers, to effect a related business combination transaction pursuant to which, on the Closing Date a wholly-owned subsidiary of Parentco would be merged with and into Southern Airways Corporation, a Delaware corporation (“Southern”), after which Southern would be a wholly-owned subsidiary of Parentco (such transaction, the “Southern Acquisition”), and following such transaction, together with the Mergers, Parentco would own directly or indirectly all or substantially all of the equity securities, assets, business and operations of each of SPAC, the Company, and Southern;

WHEREAS, it is intended that the Mergers and the Southern Acquisition be consummated simultaneously;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of SPAC and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions to the stockholders of SPAC for their adoption, (iv) resolved to recommend adoption of this Agreement and the Transactions by the stockholders of SPAC, and (v) determined that the fair market value of the Company is equal to at least 80% of the balance in the Trust Fund (as defined below), net of amounts previously disbursed to management for tax obligations and excluding the amount of deferred underwriting discounts held in the Trust Fund;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of the Company and its members to enter into this Agreement, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions to the members of the Company for their approval and adoption by written consent and (iv) resolved to recommend adoption of this Agreement and approval of the Transactions and the other Company Proposals by the members of the Company by written consent (“Company Board Recommendation”);

WHEREAS, the board of directors of Parentco (the “Parentco Board”) and the Company, as the sole stockholder of Parentco, have unanimously (i) declared the advisability of this Agreement and the Transactions and determined that it is in the best interests of Parentco and its sole stockholder to enter into this Agreement, and (ii) adopted and approved this Agreement and the Transactions;

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WHEREAS, the board of directors of Merger Sub I and Parentco, as the sole stockholder of Merger Sub I, have unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of Merger Sub I and its sole stockholder to enter into this Agreement, and (ii) adopted and approved this Agreement and the Transactions;

WHEREAS, the board of directors of Merger Sub II and Parentco, as the sole stockholder of Merger Sub II, have unanimously (i) declared the advisability of this Agreement and the Transactions and determined that it is in the best interests of Merger Sub II and its sole shareholder to enter into this Agreement, and (ii) adopted and approved this Agreement and the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company entered into that certain Amended and Restated Share Purchase Agreement (the “Equity Line Agreement”) with GEM Global Yield LLC SCS and Gem Yield Bahamas Limits providing for an equity line of credit up to $400,000,000 (the “Equity Line”);

WHEREAS, prior to the execution and delivery of this Agreement, the Company entered into certain SAFE Agreements that provide, among other things, for the conversion of such SAFE Agreements into a certain number of shares of Parentco Common Stock in accordance with the terms thereof in connection with the consummation of the transactions contemplated hereby (the “SAFE Agreements”), any cash proceeds of which, for the avoidance of doubt, shall not be used for the repayment of indebtedness for borrowed money of the Company or its Subsidiaries prior to the Closing;

WHEREAS, contemporaneously with the execution of this Agreement, Parentco, Sponsor and certain of Sponsor’s affiliates have entered into a lock-up agreement, substantially in the form attached hereto as Exhibit A (the “Lock-Up Agreement”), relating to restrictions on transfer after the Closing of the SPAC Per Share Consideration received by Sponsor and its affiliates in the First Merger;

WHEREAS, Parentco, Sponsor, certain Company members and shareholders and certain stockholders of the SPAC will enter into a registration rights agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), at the Closing;

WHEREAS, contemporaneously with the execution of this Agreement, each of the Company Key Members have entered into a voting and support agreement (each a “Voting Support Agreement” and collectively, the “Voting Support Agreements”), pursuant to which each Company Key Member has agreed, among other things and subject to certain exceptions, (i) to vote in favor of the approval and adoption of this Agreement, the Second Merger and the other Transactions, (ii) to vote in favor of other Company Proposals and (iii) to terminate the Company Shareholders Agreement to which such Company Key Member is a party, effective as of the Second Effective Time;

WHEREAS, contemporaneously with the execution of this Agreement, the Sponsor has entered into a letter agreement with the Company (the “Sponsor Letter Agreement”) pursuant to which the Sponsor has agreed, among other things, (i) to waive the provisions of Section 4.3(b)(ii) of the amended and restated certificate of incorporation of SPAC, (ii) to vote all its shares of SPAC Common Stock in favor of approval and adoption of this Agreement and the Transactions and (iii) to certain vesting and forfeitures provisions relating to shares of Parentco Common Stock to be acquired by it in the First Merger; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, the Southern Acquisition, the Mergers, taken together as a single integrated plan, will qualify as a transaction described in Section 351 of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SPAC, Parentco, Merger Sub I, Merger Sub II and the Company hereby agree as follows.

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Article I.

THE MERGERS AND OTHER TRANSACTIONS

Section 1.01        The Mergers.

(a)          On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Merger Sub I shall be merged with and into SPAC. As a result of the First Merger, Merger Sub I shall cease to exist and SPAC shall continue as the surviving company of the First Merger (the “First Surviving Company”) and shall become a wholly-owned Subsidiary of Parentco.

(b)          On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the Companies Act, Merger Sub II shall be merged with and into the Company. As a result of the Second Merger, Merger Sub II shall cease to exist and the Company shall continue as the surviving company of the Second Merger (the “Second Surviving Company”) and shall become a wholly-owned Subsidiary of Parentco.

Section 1.02        Closing.  Unless this Agreement is terminated earlier pursuant to Article VIII, the closing of the Mergers (the “Closing”) shall take place at such time and on a date to be mutually agreed by SPAC and the Company, in coordination with the Exchange Agent, which date (the “Closing Date”) shall be as soon as practicable, but in no event later than three (3) Business Days, following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), electronically through the exchange of documents via e-mail or facsimile, at 9:00 a.m., Eastern Standard Time on the Closing Date, unless another date, time or place is agreed to in writing by SPAC and the Company.

Section 1.03        First Effective Time; Second Effective Time.

(a)          Upon the terms and subject to the conditions of this Agreement, on the Closing Date, the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the First Merger. The First Merger shall become effective upon filing of the Certificate of Merger with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such other time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the First Merger becomes effective, which time shall be contemporaneous with the effective time of the Southern Acquisition, is herein referred to as the “First Effective Time”).

(b)Upon the terms and subject to the conditions of this Agreement, on the Closing Date, the parties hereto shall cause the Second Merger to be consummated by filing articles of merger with the Registrar of Corporate Affairs of the British Virgin Islands (the “BVI Registrar of Corporate Affairs”) executed in accordance with, and in such form as is required by, the relevant provisions of the Companies Act (the “Articles of Merger”), and shall make all other filings, recordings or publications required under the Companies Act in connection with the Second Merger. The Second Merger shall become effective upon the registration of the Articles of Merger by the BVI Registrar of Corporate Affairs or at such later time as is agreed to by the parties hereto in writing and specified in the Articles of Merger, provided that such date shall not exceed 30 days subsequent to the aforesaid registration of the Articles of Merger (the time at which the Second Merger becomes effective, which time shall be contemporaneous with the effective time of the Southern Acquisition and the First Effective Time, is herein referred to as the “Second Effective Time”).

Section 1.04        Effect of the Mergers.

(a)          The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, by virtue of, and simultaneously with, the First Merger and without any further action on the part of SPAC, any stockholder of SPAC, Parentco, or Merger Sub I, (i) Merger Sub I shall be merged with and into SPAC, the separate corporate existence of Merger Sub I shall cease and SPAC shall continue as the First Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of SPAC and Merger Sub I shall vest in the First Surviving Company, (iii) all debts, liabilities and duties of SPAC and Merger Sub I shall become the debts, liabilities and duties of the First Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of SPAC (as the First Surviving Company) shall continue unaffected by the First Merger in accordance with the DGCL.

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(b)          The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, by virtue of, and simultaneously with, the Second Merger and without any further action on the part of the Company, any shareholder or stockholder of the Company, Parentco, or Merger Sub II, (i) Merger Sub II shall be merged with and into the Company, the separate corporate existence of Merger Sub II shall cease and the Company shall continue as the Second Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub II shall vest in the Second Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub II shall become the debts, liabilities and duties of the Second Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Second Surviving Company) shall continue unaffected by the Second Merger in accordance with the Companies Act.

Section 1.05        Organizational Documents.

(a)          By virtue of the First Merger, without any further action, the certificate of incorporation of SPAC in effect at the First Effective Time shall be amended and restated in its entirety, other than its name, to read like the certificate of incorporation of Merger Sub I, until such time as it is subsequently amended in accordance with therewith and with applicable Law. The bylaws of Merger Sub I in effect at the First Effective Time shall be the bylaws of the First Surviving Company until such time as they are subsequently amended in accordance therewith, with the certificate of incorporation and with applicable Law.

(b)          The memorandum and articles of association of the Company in effect at the Second Effective Time shall be amended and restated in its entirety, other than its name, to read like the memorandum of association of Merger Sub I, until such time as it is subsequently amended in accordance therewith and with applicable Law (the “Amended and Restated Company Articles”).

(c)          Immediately prior to the First Effective Time, the certificate of incorporation of Parentco shall be, and the parties shall take or cause to be taken all action (including by filing such certificate of incorporation with the Secretary of State of Delaware) required to cause the certificate of incorporation of Parentco to be, amended and restated to be in the form attached hereto as Exhibit C (the “Amended and Restated Parentco Certificate of Incorporation”), until such time as it is subsequently amended in accordance therewith and with applicable Law.

(d)          At the First Effective Time, the bylaws of Parentco shall be amended and restated in the form attached hereto as Exhibit D (the “Amended and Restated Parentco Bylaws”), until such time as they are subsequently amended in accordance therewith, with the certificate of incorporation and with applicable Law.

Section 1.06        Directors and Officers.

(a)          Immediately following the First Effective Time, the directors and officers of the First Surviving Company and its Subsidiaries shall be the individuals set forth in Section 1.06(a) of the Company Disclosure Schedule. Immediately following the Second Effective Time, the directors and officers of the Second Surviving Company and its Subsidiaries shall be the individuals determined by the Chief Executive Officer of the Company prior to Closing. Any such appointed directors shall be officers or employees of Parentco or any of its Subsidiaries after the Closing.

(b)          The parties shall cause the Parentco Board, as of immediately following the First Effective Time, to be comprised of nine (9) members, with seven (7) initially designated by the Company, one (1) initially designated by SPAC and approved by the Company (such approval not to be unreasonably withheld) and one (1) who shall be the chief executive officer of Parentco. Parentco shall have a three-tier classified board, with each member of the Parentco Board to be designated in one of the three classes as mutually agreed by the Company and SPAC. The Parentco Board shall comply with Nasdaq Stock Market and any applicable state law requirements, including with respect to diversity, independence and committee composition.

(c)          The parties shall cause the officers of Parent, as of immediately following the First Effective Time, to be comprised of the individuals set forth in Section 1.06(c) of the Company Disclosure Schedule, each to hold office until their successors are duly appointed.

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Article II.

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 2.01        Conversion of Securities at First Merger.  At the First Effective Time, by virtue of the First Merger and without any action on the part of SPAC, the Surf Entities or the holders of any of the following securities:

(a)          Each share of SPAC Common Stock issued and outstanding immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of Parentco Common Stock (the “SPAC Per Share Consideration”).

(b)          Each share of SPAC Common Stock held in the treasury of SPAC and each share of SPAC Common Stock Share owned by Merger Sub I, Merger Sub II, the Company or any direct or indirect wholly-owned subsidiary of SPAC or of the Company immediately prior to the First Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)          Each share of common stock of Merger Sub I issued and outstanding as of immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the First Surviving Company.

Section 2.02        Conversion of Securities at Second Merger.  At the Second Effective Time, by virtue of the Second Merger and without any action on the part of SPAC, the Surf Entities or the holders of any of the following securities:

(a)          Company Merger Consideration Calculation. At least seven (7) Business Days prior to the Closing Date, the Company shall deliver to SPAC a certificate, duly executed by the chief financial officer of the Company, setting forth, in reasonable detail, together with reasonably detailed supporting evidence, the calculation of the Company Closing Share Consideration and the Company Closing Per Share Consideration (the “Closing Statement”). SPAC shall have the right to review and comment on the Closing Statement, and shall return the proposed calculation with comments in writing, if any, to the Company, at least five (5) Business Days prior to the Closing. The Company and SPAC shall work in good faith to resolve any such comments.

(b)          Each Company Share issued and outstanding immediately prior to the Second Effective Time (other than any Company Shares to be canceled pursuant to Section 2.02(c) and other than Dissenting Shares) shall be canceled and, subject to Section 2.04, converted into the right to receive the Company Closing Per Share Consideration.

(c)          Each Company Share held in the treasury of the Company and each Company Share owned by Merger Sub I, Merger Sub II, SPAC or any direct or indirect wholly-owned subsidiary of SPAC or of the Company immediately prior to the Second Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(d)          Each ordinary share of Merger Sub II issued and outstanding as of immediately prior to the Second Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share of the Second Surviving Company.

(e)          Each share of Parentco Common Stock held by the Company issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist as of the Second Effective Time.

Section 2.03        Exchange of Securities.

(a)          Company Merger Payment Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to SPAC and the Exchange Agent a schedule, based on the final Closing Statement (the “Company Merger Payment Schedule”), that is true and correct showing the percentage allocation of the Company Closing Merger Consideration (as defined below) to each of the Company Security Holders as well as the corresponding number of shares of Parentco Common Stock to be issued to such holders of Company Shares in accordance with Section 2.02 and the Company Organizational Documents, the Company Warrants in accordance with Section 2.06(b), and the Company Notes in accordance with Section 2.06(c).

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(b)          Exchange of Company Shares; Exchange Agent. Following the date hereof and prior to the First Effective Time, Parentco shall appoint an exchange agent reasonably acceptable to SPAC (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging certificates representing the Company Shares in book-entry or physical form (“Company Certificates”) for the aggregate Company Closing Per Share Consideration issuable in respect of such Company Shares pursuant to Section 2.02 (the “Company Closing Merger Consideration”). Parentco shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Company Shares, for exchange in accordance with this Section 2.03, the number of shares of Parentco Common Stock sufficient to deliver the Company Closing Merger Consideration payable by Parentco pursuant to this Agreement to the holders of the Company Shares, as set forth in the Company Merger Payment Schedule (such shares of Parentco Common Stock being hereinafter referred to as the “Exchange Fund”). Parentco shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the applicable Merger Consideration out of the Exchange Fund in accordance with the Company Merger Payment Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose.

(c)          Exchange of Company Warrants and Company Notes. The Exchange Agent shall follow the procedures set forth in this Section 2.03, as modified by Section 2.06(b), 2.03(c) and 2.03(d), with respect to the exchange of the Company Warrants and Company Notes.

(d)          Exchange of SPAC Common Stock. Immediately after the First Effective Time, SPAC and Parentco shall instruct Continental Stock Transfer & Trust Company, as the transfer agent for each corporation, to issue to each holder of SPAC Common Stock the aggregate SPAC Per Share Consideration issuable in respect of such SPAC Common Stock pursuant to Section 2.01 (the “SPAC Merger Consideration” and together with the Company Closing Merger Consideration, the “Merger Consideration”) and to cancel the book-entry positions representing each such holder’s SPAC Common Stock immediately prior to the First Effective Time.

(e)          Letters of Transmittal. As soon as reasonably practicable after the Second Effective Time, Parentco shall cause the Exchange Agent to mail to each holder of record of Company Shares entitled to receive the Company Closing Per Share Consideration, pursuant to Section 2.02, a letter of transmittal in a customary form (a “Letter of Transmittal”) containing instructions for use in effecting the surrender of the Company Certificates in exchange for the applicable Company Closing Merger Consideration payable to such holder.

(f)          Exchange Procedures. Upon receipt of a duly executed Letter of Transmittal from a holder of Company Shares, as applicable, and Company Certificates representing the shares held by such member (if such Company Certificates are in physical form), the Exchange Agent shall, as soon as reasonably practicable, issue to such holder the applicable Company Closing Merger Consideration pursuant to Sections 2.01 and 2.02, as applicable, and such Company Certificate shall forthwith be canceled. Until so surrendered, each outstanding Company Certificate that prior to the Second Effective Time represented Company Shares (other than for the shares to be canceled pursuant to Section 2.03(f) or that are subject to the provisions of Section 2.04) shall be deemed from and after the Second Effective Time, for all purposes, to evidence only the right to receive the portion of the Company Closing Merger Consideration.

(g)          Distributions with Respect to Unexchanged Shares of Parentco Common Stock. No dividends or other distributions declared or made after the Second Effective Time with respect to the Parentco Common Stock with a record date after the Second Effective Time shall be paid to the holder of any unsurrendered Company Certificate, Company Warrant or Company Note with respect to the shares of Parentco Common Stock represented thereby, until the holder of such Company Certificate, Company Warrant or Company Note shall surrender such Certificate, Company Warrant or Company Note. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Company Certificate, Company Warrant or Company Note, there shall be paid to the holder of the certificates representing whole shares of Parentco Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Second Effective Time and theretofore paid with respect to such whole shares of Parentco Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Second Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parentco Common Stock.

(h)          No Further Rights in Shares. From and after the First Effective Time and Second Effective Time, all issued and outstanding shares of SPAC Common Stock and Company Shares, as applicable, shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist and each holder of a Certificate shall cease

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to have any rights with respect thereto, except the right to receive the SPAC Merger Consideration or Company Closing Merger Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of this Section 2.03.

(i)          No Fractional Shares. Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Parentco Common Stock will be issued to any of stockholders of SPAC or the members of the Company in connection with payment of the Merger Consideration, and to the extent a fractional share of Parentco Common Stock would have been issuable to a stockholder of SPAC or a member of the Company, as applicable, as part of the Merger Consideration after aggregating all fractional shares due to such stockholder, Parentco shall round the Merger Consideration payable to such stockholder to the nearest whole number.

(j)          Adjustments to Merger Consideration. The SPAC Per Share Merger Consideration, Company Per Share Merger Consideration, the shares of Parentco Common Stock issuable pursuant to Section 2.10 and the price threshold set forth in Section 2.10(e), as applicable, shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Common Stock, Company Shares or Parentco Common Stock occurring on or after the date hereof and prior to the Effective Time or prior to the applicable period set forth in Section 2.10.

(k)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Shares for six (6) months after the Second Effective Time shall be delivered to Parentco, upon demand, and any holders of SPAC Common Stock, Company Shares or Company Warrants, as applicable, who have not theretofore complied with this Section 2.03 shall thereafter look only to Parentco for the Merger Consideration and any dividends or other distributions with respect to the Parentco Common Stock to which they are entitled pursuant to Section 2.03(e). Any portion of the Exchange Fund remaining unclaimed by holders of SPAC Common Stock, Company Shares or Company Warrants, as applicable, as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Parentco free and clear of any claims or interest of any person previously entitled thereto.

(l)          No Liability. None of the Exchange Agent, Parentco, the First Surviving Company or the Second Surviving Company shall be liable to any holder of SPAC Common Stock, Company Shares or Company Warrants for any such SPAC Common Stock, Company Shares or Company Warrants (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(m)        Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parentco, the First Surviving Company, the Second Surviving Company, Merger Sub I, Merger Sub II and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement to any holder of SPAC Common Stock, Company Shares or Company Warrants such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the SPAC Common Stock, Company Shares or Company Warrants in respect of which such deduction and withholding was made.

(n)          Lost Certificates. If any Company Certificate, Company Warrant or Company Note, as the case may be, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate, Company Warrant or Company Note to be lost, stolen or destroyed and, if required by Parentco, the posting by such person of a bond, in such reasonable amount as Parentco may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, Company Warrant or Company Note, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Company Certificate, Company Warrant or Company Note, the Merger Consideration that such holder has elected or been deemed to have elected to receive pursuant to, and in accordance with, the provisions of this Section 2.03, including, any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.03(e).

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Section 2.04        Statutory Dissenters Rights; Fair Value.

(a)          Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Second Effective Time and are held by a holder of Company Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Second Merger (“Dissenter Rights”) pursuant to Section 179 of the Companies Act (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist at the Second Effective Time, but shall not be converted into or exchangeable for or represent the right to receive the Company Merger Consideration (except as provided in this Section 2.04), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 179 of the Companies Act. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Companies Act) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 2.04.

(b)          Each of Surf Entities and SPAC respectively agree that the Company Closing Per Share Consideration represents the fair value of the Company Shares for the purposes of Section 179 of the Companies Act.

Section 2.05        Stock Transfer Books.  At the Second Effective Time, the stock transfer books of SPAC and the Company shall be closed and there shall be no further registration of transfers of SPAC Common Stock or Company Shares, as applicable, thereafter on the records of SPAC or the Company. From and after the Second Effective Time, the holders of book-entry positions representing SPAC Common Stock or Company Certificates representing Company Shares outstanding immediately prior to the Second Effective Time shall cease to have any rights with respect to such SPAC Common Stock or Company Shares, except as otherwise provided in this Agreement or by Law. On or after the Second Effective Time, any Company Certificates presented to the Exchange Agent for any reason shall be converted into Merger Consideration, in accordance with the provisions of this Article II.

Section 2.06        Treatment of SPAC Warrants; Treatment of Company Warrants; Treatment of Company Convertible Notes.

(a)          Treatment of SPAC Warrants. At the First Effective Time, each SPAC Warrant that is outstanding immediately prior to the First Effective Time shall, pursuant to the SPAC Warrant Agreement, cease to represent a right to acquire one (1) share of SPAC Common Stock and shall be converted in accordance with the terms of such SPAC Warrant Agreement, at the First Effective Time, into a right to acquire one (1) share of Parentco Common Stock (a “Parentco Warrant” and collectively, the “Parentco Warrants”) on substantially the same terms as were in effect immediately prior to the First Effective Time under the terms of the SPAC Warrant Agreement. The parties shall cause the SPAC Warrant Agreement to be amended as of immediately prior the Effective Time to the extent necessary to give effect to this Section 2.06, including adding Parentco as a party thereto, with the effect that SPAC Warrants outstanding immediately prior to the Effective Time will be exchanged for Parentco Warrants.

(b)          Treatment of Company Warrants. Prior to the Second Effective Time, the Company shall deliver notice of the transactions contemplated by this Agreement in accordance with the terms of (i) each warrant to purchase Class B-2 Preferred Shares that is listed on Section 3.03(b) of the Company Disclosure Schedule (collectively, the “Class B-2 Preferred Warrants”), (ii) each warrant to purchase Class B-3 Preferred Shares that is listed on Section 3.03(b) of the Company Disclosure Schedule (collectively, the “Class B-3 Preferred Warrants”), (iii) each warrant to purchase Class B-4 Preferred Shares that is listed on Section 3.03(b) of the Company Disclosure Schedule (collectively, the “Class B-4 Preferred Warrants”) and (iv) each warrant to purchase Ordinary Shares that is listed on Section 3.03(b) of the Company Disclosure Schedule (collectively, the “Ordinary Warrants” and, together with the Class B-2 Preferred Warrants, the Class B-3 Preferred Warrants and the Class B-4 Preferred Warrants, the “Company Warrants”) to the holder of such Company Warrant. To the extent that any Company Warrant will not expire or be cancelled by its terms by virtue of the Second Merger, the Company shall cause each Company Warrant (including pursuant to an amendment thereto), as of the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parentco, the Company or Merger Sub II, to be cancelled and extinguished to the extent such Company Warrant is not exercised prior to the Closing (each, a “Cancelled Warrant”), and as a result thereof, to cause each holder of a Cancelled Warrant to cease to have any rights with respect thereto, except the right to receive in respect thereof at the Second Effective Time, a number of shares of Parentco Common Stock equal to: the product of (A) the number of Ordinary Shares that would be issued immediately prior to the Second Effective Time assuming (x) the net exercise of the applicable Company Warrant and (y) the conversion of the Class B-2 Preferred Shares,

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Class B-3 Preferred Shares and Class B-4 Preferred Shares issuable upon exercise of the Class B-2 Preferred Warrants, Class B-3 Preferred Warrants and Class B-4 Preferred Warrants, respectively, into Ordinary Shares (the “Warrant Shares”), multiplied by (B) the Company Closing Per Share Consideration (the “Cancelled Warrant Consideration”). The Exchange Agent shall deliver the Cancelled Warrant Consideration, if any, to each holder of a Cancelled Warrant in respect thereof at the Closing as set forth in this Section 2.06(b) upon receipt of a warrant cancellation agreement in form reasonably acceptable to Parentco for each such Cancelled Warrant, together with a letter of transmittal, in a form reasonably acceptable to Parentco, duly completed and validly executed in accordance with the instructions thereto. Except as set forth in this Section 2.06(b), the Exchange Agent shall follow the procedures set forth in Section 2.03 with respect to any Company Warrants.

(c)          Treatment of Company Convertible Notes. Prior to the Second Effective Time, the Company shall deliver notice of the transactions contemplated by this Agreement in accordance with the terms of each convertible note of the Company (collectively, the “Company Convertible Notes”) to the holder of such Company Convertible Notes. To the extent that any Company Convertible Note will not expire or be cancelled by its terms by virtue of the Second Merger, the Company shall cause each Company Convertible Note (including pursuant to an amendment thereto), as of the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parentco, the Company or Merger Sub II, to be cancelled and extinguished to the extent such Company Convertible Note is not converted prior to the Closing (each, a “Cancelled Convertible Note”), and as a result thereof, to cause each holder of a Cancelled Convertible Note to cease to have any rights with respect thereto, except the right to receive in respect thereof at the Second Effective Time, a number of shares of Parentco Common Stock equal to: the product of (A) the number of Ordinary Shares that would be issued immediately prior to the Second Effective Time assuming the conversion of the applicable Company Convertible Note (the “Note Shares”), multiplied by (B) the Company Closing Per Share Consideration (the “Cancelled Note Consideration”). The Exchange Agent shall deliver the Cancelled Note Consideration, if any, to each holder of a Cancelled Convertible Note in respect thereof at the Closing as set forth in this Section 2.06(c) upon receipt of a note cancellation agreement in form reasonably acceptable to Parentco for each such Cancelled Convertible Note, together with a letter of transmittal, in a form reasonably acceptable to Parentco, duly completed and validly executed in accordance with the instructions thereto. Except as set forth in this Section 2.06(c), the Exchange Agent shall follow the procedures set forth in Section 2.03 with respect to any Company Convertible Note.

Section 2.07        Treatment of Company Options.

(a)          At the Second Effective Time, each Company Option (whether vested or unvested) that is outstanding immediately prior to the Second Effective Time shall be automatically converted into an option to acquire shares of Parentco Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time except that the number of shares of Parentco Common Stock issuable upon the exercise of such Company Option shall be equal to the product of (x) the number of Ordinary Shares then subject to such Company Option and (y) the Company Closing Per Share Consideration, rounded down to the nearest whole share, and the exercise price per share of Parentco Common Stock shall equal the quotient obtained by dividing (x) the exercise price per Ordinary Share of such Company Option by (y) the Company Closing Per Share Consideration, (rounded up to the nearest whole cent) (each such converted option, a “Converted Parentco Option”).

(b)          At or prior to the Second Effective Time, the Company, the Company Board, or any committee thereof, as applicable, shall adopt any resolutions that are necessary to effectuate the treatment of the Company Options pursuant to Section 2.07(a).

(c)          At the Second Effective Time, Parentco shall assume the Plan, except that the Plan shall be amended at the Second Effective Time to provide that no additional options and awards may be issued under such Plan.

Section 2.08        Treatment of Company RSUs.  Immediately prior to the Second Effective Time, each Company RSU that is then outstanding and unvested shall be fully vested, and the restricted stock units subject to such Company RSU shall be immediately payable (subject to applicable tax withholding) in an equal number of the Company’s Ordinary Shares. At the Second Effective Time, the holder of such Company RSU shall be entitled to receive the consideration provided in Section 2.02(b) for each Company Share in accordance with the terms hereof and shall be treated as a Company Security Holder in respect of such Company Shares under this Agreement. Prior to the Second Effective Time, the Company Board, or any committee thereof, as applicable, shall adopt any resolutions that are necessary to effectuate the treatment of the Company RSUs pursuant to this Section 2.08.

Annex A-9

Section 2.09        Funds Flow Memoranda.

(a)          At least three (3) Business Days prior to the expected Closing Date, (i) SPAC will deliver to the Company a written statement setting forth a complete and accurate schedule of each SPAC Transaction Expense, setting forth the respective amounts thereof, and the applicable wire transfer instructions for each such SPAC Transaction Expense, together with reasonable relevant supporting documentation used by SPAC in calculating such amounts, including all invoices or, if no invoice is available, other documentation reasonably accounting for such costs (the “SPAC Funds Flow Memorandum”), and (ii) the Surf Entities will deliver to SPAC a written statement setting forth a complete and accurate schedule of each Surf Transaction Expense, setting forth the respective amounts thereof, and the applicable wire transfer instructions for each such Surf Transaction Expense, together with reasonable relevant supporting documentation used by the Surf Entities in calculating such amounts, including all invoices or, if no invoice is available, other documentation reasonably accounting for such costs (the “Surf Funds Flow Memorandum”).

(b)          At the Closing, Parentco shall (on behalf of the Surf Entities and SPAC, as applicable) pay, or, cause to be paid, (i) all accrued and unpaid SPAC Transaction Expenses and (ii) all accrued and unpaid Surf Transaction Expenses (collectively, the “Unpaid Transaction Expenses”), in each case, as set forth on, and to the applicable payees as set forth in, the SPAC Funds Flow Memorandum and the Surf Funds Flow Memorandum, as applicable; provided that the Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

(c)          Parentco acknowledges that, notwithstanding SPAC’s and Parentco’s good faith and commercially reasonable best efforts, certain SPAC Transaction Expenses or Surf Transaction Expenses may inadvertently be excluded from the SPAC Funds Flow Memorandum or the Surf Funds Flow Memorandum or may not be paid at the Closing. After the Closing, Parentco shall pay, on a timely basis in the ordinary course of business, all SPAC Transaction Expenses and Surf Transaction Expenses for which Parentco, SPAC or the Company, as applicable, receives written invoices after the Closing Date, whether or not set forth in the SPAC Funds Flow Memorandum or the Surf Funds Flow Memorandum.

Section 2.10        Earnout.

(a)          If (i) as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for Parentco filed with the SEC, Parentco’s total audited revenue for the year ended December 31, 2023 is equal to or greater than $200,000,000 or (ii) at any time from and after the date that is six (6) months after the Closing and prior to the date that is five (5) years after the Closing, the VWAP of Parentco Common Stock is greater than or equal to $12.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the first date that either clause (i) or clause (ii) is satisfied, the “First Earnout Achievement Date”), Parentco shall promptly issue to each holder of Outstanding Ordinary Shares as of immediately prior to the Second Effective Time, a number of shares of Parentco Common Stock equal to the product of (1) the quotient of (A) the number of shares of Parentco Common Stock issuable under this Agreement in connection with the Second Merger with respect to the Outstanding Ordinary Shares held by such holder as of immediately prior to the Second Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) the product of (A) 7,000,000 multiplied by (B) 87.5%.

(b)          If (i) as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 for Parentco filed with the SEC, Parentco’s total audited revenue for the year ended December 31, 2024 is equal to or greater than $425,000,000 or (ii) at any time from and after the date that is twelve (12) months after the Closing and prior to the date that is five (5) years after the Closing, the VWAP of Parentco Common Stock is greater than or equal to $14.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the first date that either clause (i) or clause (ii) is satisfied, the “Second Earnout Achievement Date”), Parentco shall promptly issue to each holder of Outstanding Ordinary Shares, a number of shares of Parentco Common Stock equal to the product of (1) the quotient of (A) the number of shares of Parentco Common Stock issuable under this Agreement in connection with the Second Merger with respect to the Outstanding Ordinary Shares held by such holder as of immediately prior to the Second Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) the product of (A) 7,000,000 multiplied by (B) 87.5%.

Annex A-10

(c)          If (i) on or prior to December 31, 2025, Parentco or any of its Subsidiaries receives or achieves the Hybrid Cessna Caravan Certification or (ii) at any time from and after the date that is twelve (12) months after the Closing and prior to the date that is five (5) years after the Closing, the VWAP of Parentco Common Stock is greater than or equal to $16.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the first date that either clause (i) or clause (ii) is satisfied, the “Third Earnout Achievement Date”), Parentco shall promptly issue to each holder of Outstanding Ordinary Shares as of immediately prior to the Second Effective Time, a number of shares of Parentco Common Stock equal to the product of (1) the quotient of (A) the number of shares of Parentco Common Stock issuable under this Agreement in connection with the Second Merger with respect to the Outstanding Ordinary Shares held by such holder as of immediately prior to the Second Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) the product of (A) 7,000,000 multiplied by (B) 87.5%. For purposes hereof, “Hybrid Cessna Caravan Certification” means certification of a Supplemental Type Certificate (“STC”) by the Federal Aviation Administration (“FAA”) for a hybrid-electric propulsion system for the Cessna Model 208B Grand Caravan EX aircraft (“Caravan”).

(d)          If (i) on or prior to the date that is five (5) years after the Closing, Parentco or any of its Subsidiaries receives or achieves the Electric Cessna Caravan Certification or (ii) at any time from and after the date that is twelve (12) months after the Closing and prior to the date that is five (5) years after the Closing, the VWAP of Parentco Common Stock is greater than or equal to $18.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date the foregoing is satisfied, the “Fourth Earnout Achievement Date”), Parentco shall promptly issue to each holder of Outstanding Ordinary Shares as of immediately prior to the Second Effective Time, a number of shares of Parentco Common Stock equal to the product of (1) the quotient of (A) the number of shares of Parentco Common Stock issuable under this Agreement in connection with the Second Merger with respect to the Outstanding Ordinary Shares held by such holder as of immediately prior to the Second Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) the product of (A) 7,000,000 multiplied by (B) 87.5%. For purposes hereof, “Electric Cessna Caravan Certification” means certification of an STC by the FAA for a fully-electric propulsion system for the Caravan.

(e)          If the Commercial and Strategic Arrangement Condition is not satisfied prior to the Closing, but is satisfied after the Closing and prior to December 31, 2022, Parentco shall promptly issue to each holder of Outstanding Ordinary Shares as of immediately prior to the Second Effective Time, a number of shares of Parentco Common Stock equal to the product of (1) the quotient of (A) the number of shares of Parentco Common Stock issuable under this Agreement in connection with the Second Merger with respect to the Outstanding Ordinary Shares held by such holder as of immediately prior to the Second Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) the product of (A) 10,000,000 multiplied by (B) 87.5%.

(f)          For the avoidance of doubt, the holders of Outstanding Ordinary Shares immediately prior to the Second Effective Time shall be entitled to receive the shares of Parentco Common Stock described in Section 2.10(a), Section 2.10(b), Section 2.10(c) and Section 2.10(d) only upon the occurrence of the First Earnout Achievement Date, the Second Earnout Achievement Date, the Third Earnout Achievement Date and the Fourth Earnout Achievement Date, respectively.

(g)          In the event that there is a Change of Control after the Closing and prior to the date that is five (5) years after the Closing, (A) if the implied pre-transaction valuation of Parentco in the Change of Control transaction is at least $850,000,000, each of the First Earnout Achievement Date, the Second Earnout Achievement Date, the Third Earnout Achievement Date and the Fourth Earnout Achievement Date, in each case, to the extent such achievement dates have not previously occurred, shall be deemed to occur immediately prior to the closing of such Change of Control, and in such event Parentco shall issue the shares of Parentco Common Stock issuable pursuant to Section 2.10(a), Section 2.10(b), Section 2.10(c) and Section 2.10(d), immediately prior to the closing of such Change of Control (to the extent such shares of Parentco Common Stock have not previously been issued), and (B) thereafter, the obligations in Section 2.10(a), Section 2.10(b), Section 2.10(c) and Section 2.10(d) shall terminate and no longer apply

(h)          The Parentco Common Stock price targets set forth in Section 2.10(a), Section 2.10(b), Section 2.10(c) and Section 2.10(d) and the number of shares of Parentco Common Stock issuable pursuant thereto shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Parentco Common Stock occurring on or after the Closing (other than the transactions contemplated by this Agreement).

Annex A-11

(i)          Any issuance of Earnout Shares in respect of Outstanding Ordinary Shares to holders of such Outstanding Ordinary Shares hereunder shall be treated as comprised of two components, respectively, a principal component and an interest component, the amounts of which shall be determined as provided in Reg. §1.483-4(b) example (2) using the 3-month test rate of interest provided for in Reg. §1.1274-4(a)(1)(ii) employing the semi-annual compounding period. As to each such issuance of Earnout Shares hereunder in respect of Outstanding Ordinary Shares to each holder of such Outstanding Ordinary Shares outstanding immediately prior to the Second Effective Time, Earnout Shares representing the principal component (with a value equal to the principal component) and Earnout Shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.

Section 2.11        Treatment of Unvested Company Shares. If any Company Share is subject to any vesting conditions immediately prior to the Second Effective Time and such vesting conditions are not accelerated prior to or concurrent with the Second Effective Time (each, an “Unvested Company Share”), then the Company Closing Per Share Consideration that is received with respect to such Unvested Company Share and any shares of Parentco Common Stock issued pursuant to Section 2.10 with respect to such Unvested Company Share shall be subject to the same vesting conditions (as appropriately adjusted by Parentco) as the Unvested Company Share immediately prior to the Second Effective Time; provided, that prior to the receipt of such Company Closing Per Share Consideration or shares of Parentco Common Stock pursuant to Section 2.10 in respect of Unvested Company Shares, Parentco shall have the right to require that the holder thereof enter into a vesting agreement with Parentco in substantially the same form as in effect immediately prior to the Second Effective Time, as appropriately adjusted by Parentco.

Article III.

REPRESENTATIONS AND WARRANTIES OF THE surf entities

Except as disclosed in the Company’s disclosure schedule to this Agreement delivered by the Company to SPAC concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Surf Entities, jointly and severally, represent and warrant to SPAC as follows:

Section 3.01        Organization and Qualification; Subsidiaries.

(a)          Each of the Company and each Subsidiary of the Company (each a “Company Subsidiary”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization. The Company and each Company Subsidiary has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had, and would not have, a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing has not had, and would not have, a Company Material Adverse Effect.

(b)          A true and complete list of all of the Company Subsidiaries, together with the jurisdiction of organization, formation or incorporation of each Company Subsidiary and the percentage of the outstanding equity or similar interest in each Company Subsidiary owned by the Company and each other Company Subsidiary, in each case, as of the date hereof, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or business association or other entity.

(c)          Each of Merger Sub I and Merger Sub II (a) were formed solely for the purpose of the Transactions, (b) have not conducted any business or engaged in any activities other than those directly related to the Transactions, (c) have no liabilities other than those incurred in connection with the Transactions, this Agreement, or any other Transaction Documents, and (d) are not a party to any Contract other than their respective Organizational Documents and the other Transaction Documents to which it is a party.

Annex A-12

Section 3.02        Organizational Documents.  An accurate and complete copy of each of the Surf Entities’ and the Company Subsidiaries’ Organization Documents, currently in effect and as amended through the date of this Agreement, has been made available to SPAC prior to the date of this Agreement. Such Organizational Documents are currently in effect, and none of the Surf Entities or Company Subsidiaries is in violation in any material respect of any of the provisions thereof.

Section 3.03        Capitalization.

(a)          The equity interests of each Surf Entity and each Company Subsidiary: (i) have been duly authorized and validly issued and are fully paid, free and clear of all Liens (other than Permitted Liens), and nonassessable; (ii) were issued in compliance in all material respects with applicable Law; and (iii) were not issued in breach or violation of such entity’s Organizational Documents or any Contract or preemptive rights, rights of first refusal or other similar rights.

(b)          As of the date hereof, the authorized capital stock of the Company consists of (i) 805,466,709 Ordinary Shares having a par value of US$0.001 each (“Ordinary Shares”); (ii) 1,866,056 Founder Preferred Shares having a par value of US$0.001 each (the “Founder Preferred Shares”); (iii) 1,930,155 Class A-1 Preferred Shares having a par value of US$0.001 each (the “Class A-1 Preferred Shares”); (iv) 2,820,319 Class A-2 Preferred Shares having a par value of US$0.001 each (the “Class A-2 Preferred Shares”); (v) 9,070,476 Class A-3 Preferred Shares having a par value of US$0.001 each (the “Class A-3 Preferred Shares”); (vi) 552,804 Class A-4 Preferred Shares having a par value of US$0.001 each (the “Class A-4 Preferred Shares”); (vii) 15,646,415 Class A-5 Preferred Shares having a par value of US$0.001 each (the “Class A-5 Preferred Shares”); (viii) 14,934,552 Class B-1 Preferred Shares having a par value of US$0.001 each (the “Class B-1 Preferred Shares”); (ix) 25,000,000 Class B-2 Preferred Shares having a par value of US$0.001 each (the “Class B-2 Preferred Shares”); (x) 2,000,000 Class B-3 Preferred Shares having a par value of US$0.001 each (the “Class B-3 Preferred Shares”);(xi) 4,000,000 Class B-4 Preferred Shares having a par value of US$0.001 each (the “Class B-4 Preferred Shares”); (xii) 33,638,500 Class B-5 Preferred Shares having a par value of US$0.001 each (the “Class B-5 Preferred Shares”); (xiii) 150,000,000 Class B-6a Preferred Shares having a par value of US$0.001 each (the “Class B-6a Preferred Shares”); and (xiv) 108,242,028 Class B-6s Preferred Shares having a par value of US$0.001 each (the “Class B-6s Preferred Shares”, and, together with the other classes of preferred shares of the Company, the “Company Preferred Shares”). As of the date of the Agreement, (A) 268,219,626 Ordinary Shares (the “Outstanding Company Ordinary Shares”) are issued and outstanding, (B) 1,866,056 Founder Preferred Shares, 1,380,217 Class A-1 Preferred Shares, 1,197,296 Class A-2 Preferred Shares, 6,206,269 Class A-3 Preferred Shares, 552,804 Class A-4 Preferred Shares, 15,400,417 Class A-5 Preferred Shares, 14,934,552 Class B-1 Preferred Shares, 24,194,129 Class B-2 Preferred Shares, 1,464,728 Class B-3 Preferred Shares, 3,671,818 Class B-4 Preferred Shares, 25,356,068 Class B-5 Preferred Shares, 130,278,487 Class B-6a Preferred Shares, and 71,101,042 Class B-6s Preferred Shares are issued and outstanding (collectively, the “Outstanding Company Preferred Shares”), (C) no Ordinary Shares or Company Preferred Shares are held in the treasury of the Company, (D) 39,620,331 Ordinary Shares are reserved for issuance upon exercise of the Company Options, (E) 4,775,951 Ordinary Shares are reserved for issuance upon exercise of the Company RSUs, (F) 103,368,810 Ordinary Shares are reserved for issuance upon exercise of the Ordinary Warrants (as set forth in Section 3.03(b) of the Company Disclosure Schedule), (G) 805,823 Class B-2 Preferred Shares are reserved for issuance upon exercise of the Class B-2 Preferred Warrants (as set forth in Section 3.03(b) of the Company Disclosure Schedule), (H) 410,123 Class B-3 Preferred Shares are reserved for issuance upon exercise of the Class B-3 Preferred Warrants (as set forth in Section 3.03(b) of the Company Disclosure Schedule), (I) 1,493,015 Class B-4 Preferred Shares are reserved for issuance upon exercise of the Class B-4 Preferred Warrants (as set forth in Section 3.03(b) of the Company Disclosure Schedule), (J) 8,282,432 Class B-5 Preferred Shares, 16,543,739 Class B-6 Preferred Shares and 2,482,615 Ordinary Warrants are reserved for issuance upon conversion of the Company Notes, and (K) 327,621,630 Ordinary Shares are issuable upon (I) conversion of the Outstanding Company Preferred Shares and the Company Preferred Shares issuable upon exercise of the Class B-2 Preferred Warrants, Class B-3 Preferred Warrants and Class B-4 Preferred Warrants, and (II) conversion of the Company Notes and exercise of the Ordinary Warrants issuable upon conversion of the Company Notes. There are no other classes of share capital of the Company. The Company has provided SPAC a list of all holders of Outstanding Company Ordinary Shares, Outstanding Company Preferred Shares, Company Options, Company RSUs, Company Warrants and Company Notes and the number of each security owned by each such holder, which list is true and correct as of the date of this Agreement.

Annex A-13

(c)          The authorized capital stock of Parentco consists of one hundred (100) shares of Parentco Common Stock. One hundred (100) shares of Parentco Common Stock is issued and outstanding. Parentco is a wholly-owned Subsidiary of the Company. There are no other classes of share capital of Parentco.

(d)          The shares of Parentco Common Stock to be issued in accordance with Section 2.01 and Section 2.02 will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(e)The authorized capital stock of Merger Sub I consists of one hundred (100) shares of common stock of Merger Sub I. One Hundred (100) shares of common stock of Merger Sub I are issued and outstanding. Merger Sub I is a wholly-owned Subsidiary of Parentco. There are no other classes of share capital of Merger Sub I.

(f)          The authorized shares of Merger Sub II consists of fifty thousand (50,000) ordinary shares of Merger Sub II. One (1) Merger Sub II ordinary share is issued and outstanding. Merger Sub II is a wholly-owned Subsidiary of Parentco. There are no other classes of share capital of Merger Sub II.

(g)          Except for the Company Options, the Company Warrants, Company RSUs, the Company Notes, the Outstanding Company Preferred Shares, the Transactions and the Southern Acquisition, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued equity interests, or any other interests, in any Surf Entity or Company Subsidiary or obligating any Surf Entity or Company Subsidiary to issue or sell any equity interests, or any other interest, in any Surf Entity or Company Subsidiary, other than any Simple Agreements for Future Equity of the Company as to which the holder thereof has agreed to settle such agreement solely in cash. None of the Company Options, Company Warrants, Company RSUs or Outstanding Company Preferred Shares contain any anti-dilution rights, other than adjustments for stock splits, reverse stock splits, stock combinations, stock dividends and similar transactions affecting the equity holders as whole. No other rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise) as a result of the Transactions or the Southern Acquisition. There are no bonds, debentures, notes or other indebtedness or securities of any Surf Entity or Company Subsidiary having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of equity interests of any Surf Entity or Company Subsidiary may vote are authorized, issued or outstanding. Other than the Organizational Documents of the Company, there are no registration rights, and no voting trusts, proxies, anti-takeover plans or other agreements or understandings in effect that any Surf Entity or Company Subsidiary is a party to with respect to the voting or transfer of any of the equity interests of any Surf Entity or Company Subsidiary. No Surf Entity or Company Subsidiary is a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights whether direct or indirect.

Section 3.04        Authority Relative to This Agreement.  The Surf Entities have all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which they are a party, and to perform their respective obligations hereunder and thereunder in accordance with and upon the terms and conditions set forth herein and therein. The execution and delivery by the Surf Entities of this Agreement and the other Transaction Documents to which they are a party, and the consummation by the Surf Entities of the Transactions, have been duly and validly authorized by all requisite corporate action on the part of such Surf Entity and no other corporate proceedings on the part of such Surf Entity are necessary to authorize the execution, delivery and performance of this Agreement, the other Transaction Documents to which they are a party or the Transactions, subject to (i) obtaining the Company Member Approval and (ii) the filing and recordation of appropriate documents related to the Mergers as required by the DGCL and the Companies Act, as applicable. No other proceedings on the part of the Surf Entities, their members or their stockholders are necessary to authorize the execution, delivery and performance of this Agreement or the other Transaction Documents to which they are a party or to consummate the Transactions. This Agreement and the other Transaction Documents to which the Surf Entities are a party have been (or, in the case of Transaction Documents to be executed and delivered at the Closing, will be) duly and validly executed and delivered by each of the Surf Entities and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute legal, valid and binding obligations of each such Surf Entity, enforceable against each such Surf Entity in accordance with their terms; provided that the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity affecting the availability of specific performance and other equitable remedies (the “Enforceability Exceptions”).

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Section 3.05        No Conflict; Required Filings and Consents.

(a)          The execution and delivery by each of the Surf Entities of this Agreement and the other Transaction Documents to which they are a party does not, and the performance by each of the Surf Entities of this Agreement, the other Transaction Documents to which they are a party and the Transactions will not: (i) conflict with or violate the Organizational Documents of any Surf Entity or Company Subsidiary; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) of the Company Disclosure Schedule have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law, Permit or Governmental Order applicable to any Surf Entity or Company Subsidiary; or (iii) result in any breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, require an additional payment (other than reimbursement of legal fees for reviewing such consent) to or the consent of any third party, or result in the creation of a Lien or other encumbrance on any property or asset of any Surf Entity or Company Subsidiary pursuant to, any Material Contract or Real Property Lease except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, consent requirements, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)          The execution and delivery by the Surf Entities of this Agreement and the other Transaction Documents to which they are a party does not, and the performance by the Surf Entities of this Agreement, the other Transaction Documents to which they are a party and the Transactions will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, (ii) compliance with and filings or notifications under any applicable United States or foreign competition, antitrust, merger control or investment Laws, including the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the effectiveness of the filing of the Articles of Merger with the BVI Registrar of Corporate Affairs, (iv) the effectiveness of the filing of the Amended and Restated Parentco Certificate of Incorporation, (v) the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (vi) the effectiveness of the Registration Statement, (vii) the consents, approvals, authorizations and other actions described in Section 3.05(b) of the Company Disclosure Schedule and (viii) such other consents, approvals, authorizations, permissions, filings or notifications which, if not made or obtained would not have a Company Material Adverse Effect.

Section 3.06        Permits; Compliance.  Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, Permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances, Orders and any other authorizations by a Governmental Authority necessary for each of the Company or the Company Subsidiaries to lawfully own, lease and operate its properties or to lawfully carry on its business as it is now being conducted (the “Company Permits”). The Company Permits held by the Company and the Company Subsidiaries (i) are valid and in full force and effect in all material respects, (ii) will not be terminated prior to the Closing or as a result of this Agreement and the Transactions, and (iii) except as set forth on Section 3.06 of the Company Disclosure Schedule, will not require any filings, approvals or consents to be sought from any Governmental Authority or third party as a result of this Agreement and the Transactions. No suspension, revocation, involuntary termination or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Each of the Company and the Company Subsidiaries is, and since the Look Back Date, has been, in material compliance with all applicable Laws of applicable Governmental Authorities and all Company Permits. Since the Look Back Date, the Company has not received notice (whether verbally or in writing) of any material warning letter, investigation, inquiry, penalty, fine, sanction, assessment, request for corrective or remedial action, or other compliance or enforcement notice, communication, or correspondence from a Governmental Authority that has not been remediated, terminated or otherwise corrected to the satisfaction of such Governmental Authority.

Section 3.07        Financial Statements.

(a)          Section 3.07(a) of the Company Disclosure Schedule sets forth the Company’s and its consolidated Subsidiaries (i) consolidated audited financial statements consisting of the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2019 and December 31, 2020 and the related consolidated statements of income, changes in equity, and cash flow for the respective twelve (12) month periods ended December 31, 2019 and December 31, 2020 (such financial statements, “Audited Financial Statements”), and

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(ii) consolidated unaudited financial statements consisting of the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021 and the related consolidated statements of income, changes in equity, and cash flow for the respective twelve (12) month periods ended December 31, 2021 (such financial statements, the “Interim Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”).

(b)          The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved. The Financial Statements are based on the books and records of the Company and its consolidated Subsidiaries, and fairly present in all material respects the financial condition of the Company and its consolidated Subsidiaries as of the respective dates they were prepared and the results of the operations of the Company and its consolidated Subsidiaries for the periods indicated, except, in the case of the Interim Financial Statements, subject to normal audit adjustments and the absence of footnotes.

(c)          The Company and its Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurance that: (a) all assets, liabilities and transactions are accurately and timely recorded in all material respects and to maintain accountability for the assets and (b) transactions are executed and access to records is permitted only in accordance with management’s authorization. Since the Look Back Date, no officer, director or employee of the Company or any of its Subsidiaries has (A) falsified any of the books, records or accounts of the Company or any of its Subsidiaries or (B) circumvented the internal accounting controls of the Company or any of its Subsidiaries or (C) made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review or examination of the financial statements of the Company and its Subsidiaries.

(d)          Except as otherwise noted in the Financial Statements, the accounts and notes receivable of the Company and its Subsidiaries reflected in the Financial Statements: (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) to the Company’s knowledge, are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim to which the Company has been notified in writing as of the date hereof except to the extent set forth in such balance sheet contained therein, and (iv) are not the subject of any actions or proceedings brought by or on behalf of the Company as of the date hereof.

(e)          As of the date of this Agreement, the projections with respect to the Company for the periods of 2022 until 2024 that were delivered by or on behalf of the Company to Parentco were prepared by the Company in good faith based on assumptions that the Company believes in good faith to be reasonable.

Section 3.08        Absence of Certain Changes or Events.  Since December 31, 2020, except as expressly contemplated by this Agreement and the other Transaction Documents, (a) the Company and the Company Subsidiaries have conducted in all material respects their respective businesses in the ordinary course and in a manner consistent with past practice, except for actions and omissions taken as a result of COVID-19 and COVID-19 Measures, (b) there has not been any Company Material Adverse Effect and (c) neither the Company nor any Company Subsidiary has taken any action that would require the consent of SPAC under Section 5.02 if such action had been taken after the execution of this Agreement.

Section 3.09        No Undisclosed Liabilities; Transaction Expenses.

(a)          Except for liabilities or obligations (i) as reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Financial Statements, (ii) incurred in connection with the Transactions, including as set forth in Section 3.09(b) of the Company Disclosure Schedule, (iii) that have arisen since December 31, 2021 in the ordinary course of the operation of business of the Company and its Subsidiaries or (iv) such other liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise that would be required to be set forth or reserved for on a balance sheet of the Company and its consolidated Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice.

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(b)          Section 3.09(b) of the Company Disclosure Schedule sets forth the Company’s good faith estimate, as of the date of this Agreement, of the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses expected to be incurred by the Company and the Company Subsidiaries, as of the Closing, incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents and the Transactions (the “Surf Transaction Expenses”).

Section 3.10        Absence of Litigation.  There is no litigation, suit, action, hearing, legal, arbitral, judicial, administrative or other proceeding or, to the knowledge of the Company, investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Surf Entity or Company Subsidiary, or any property or asset of any Surf Entity or Company Subsidiary, at Law or in equity by or before any Governmental Authority (other than routine claims for benefits pursuant to a plan), that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No Surf Entity or Company Subsidiary, and no property or asset of any Surf Entity or Company Subsidiary, is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.11        Board Approval of Surf Entities; Stockholder Approval of Parentco, Merger Sub I and Merger Sub II.

(a)          The Company Board has, by resolutions unanimously adopted thereby, (i) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and the members of the Company, (ii) approved this Agreement, the Mergers and the Transactions, (iii) recommended that the holders of the Ordinary Shares and Company Preferred Shares approve and adopt this Agreement and approve the Mergers and the other Transactions as contemplated by this Agreement and (iv) directed that the Company Proposals be submitted for consideration by the holders of the Ordinary Shares and Company Preferred Shares in order to obtain the Company Member Approval pursuant to irrevocable written consents of the holders of the Ordinary Shares and Company Preferred Shares. None of the aforesaid actions by the Company Board has been amended, rescinded or modified.

(b)          The Parentco Board, by resolutions duly adopted by unanimous written consent or unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of Parentco and SPAC, as the sole stockholder of Parentco, (ii) approved and adopted this Agreement and the Transactions and (iii) recommended the approval and adoption of this Agreement and the Transactions by the Company, as the sole stockholder of Parentco. The Company, in its capacity as the sole stockholder of Parentco, has approved and adopted this Agreement, the Amended and Restated Parentco Certificate of Incorporation and the Transactions.

(c)          The board of directors of Merger Sub I, by resolutions duly adopted by unanimous written consent or unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) approved and adopted this Agreement, the First Merger and the other Transactions and (ii) recommended the approval and adoption of this Agreement, the First Merger and the other Transactions by Parentco, as the sole stockholder of Merger Sub I. Parentco, in its capacity as the sole stockholder of Merger Sub I, has approved and adopted this Agreement, the First Merger and the other Transactions.

(d)          The board of directors of Merger Sub II, by resolutions duly adopted by unanimous written consent or unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) approved and adopted this Agreement, the Second Merger and the other Transactions and (ii) recommended the approval and adoption of this Agreement, the Second Merger and the other Transactions by Parentco, as the sole stockholder of Merger Sub II. Parentco, in its capacity as the sole shareholder of Merger Sub II, has approved and adopted this Agreement, the Second Merger and the other Transactions.

Section 3.12        Employee Benefit Plans.

(a)          Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Benefit Plan, other than any such Benefit Plan that may be established or entered into after the date hereof in compliance with this Agreement. The Company has made available to SPAC, as applicable: (i) current, accurate and complete copies of each such Benefit Plan and trust agreements and insurance contracts relating thereto; (ii) copies

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of the most recent Internal Revenue Service determination letter or opinion letter for any Benefit Plan; (iii) copies of the non-discrimination testing results for each Benefit Plan for the three (3) most recent plan years; (iv) copies of the three (3) most recent Forms 5500 annual report and accompanying schedules for any Benefit Plan, (v) the most recent summary plan descriptions and any summaries of material modifications thereto for any Benefit Plan; and (vi) all material non-routine correspondence received from any Governmental Authority with respect to any Benefit Plan within the past three (3) years.

(b)          Except as would not have a Company Material Adverse Effect, (i) each of the Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, (ii) all payments and contributions required to be made under the terms of any Benefit Plan and applicable Laws have been timely made or, to the extent required by applicable accounting policies, accrued in accordance with such policies, (iii) all material reports, returns and similar documents required to be filed with any Governmental Authority have been duly and timely filed and (iv) no “prohibited transaction” nor “reportable event” has occurred within the meanings of the applicable provisions of ERISA or the Code.

(c)          Neither the execution or delivery by the Company of this Agreement nor the consummation of the Transactions will (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any current or former employee of the Company or any of the Company Subsidiaries, except as expressly provided in this Agreement, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such material benefit or compensation, (iv) result in any material funding obligation under any Benefit Plan or (v) result in any material amount being nondeductible under Section 280G of the Code or subject to the excise tax under Section 4999 of the Code. No current or former employee of the Company or any of the Company Subsidiaries is entitled to receive any Tax gross-up payment from the Company or any of the Company Subsidiaries in respect of the excise taxes imposed under Section 409A or 4999 of the Code.

(d)          Each Benefit Plan intended to be qualified under Section 401(a) of the Code either (1) has obtained a currently effective favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) or (2) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination.

(e)          No Benefit Plan is, and none of the Company nor any of its ERISA Affiliates has within the past six (6) years incurred any liability with respect to, (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a multiple employer plan, as defined in Section 4063 or 4064 of ERISA, or (iii) a plan that is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(f)          Except as would not have a Company Material Adverse Effect, there are no pending, or, to the knowledge of the Company, threatened proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Benefit Plan, by any employee or beneficiary covered under such Benefit Plan, as applicable, or otherwise involving such Benefit Plan.

(g)          Except as would not have a Company Material Adverse Effect, taken as a whole, (i) neither the Company nor any Company Subsidiary is obligated under any Benefit Plan or otherwise to provide medical or death benefits with respect to any employee or former employee of the Company or its Company Subsidiaries after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law, and (ii) the Company and each Company Subsidiary has complied with both (x) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (y) the minimum essential coverage and affordability requirements of the Patient Protection and Affordable Care Act of 2010, as amended, in each case, with respect to each Benefit Plan that is a group health plan.

(h)          Except as would not have a Company Material Adverse Effect, taken as a whole, each Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies, in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder.

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Section 3.13        Labor and Employment Matters.

(a)          Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, (i) neither the Company nor any of the Company Subsidiaries is a party to or otherwise bound by any Labor Agreement, (ii) no Labor Agreement is presently being negotiated, (iii) there are no labor union organizing activities or representation campaigns pending or, to the knowledge of the Company, threatened by or with respect to any of the employees of the Company or any of the Company Subsidiaries, and (iv) from the Look Back Date, there have not been any, and there are no, pending strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or the Company Subsidiaries.

(b)          Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and, since the Look Back Date, has been, in compliance with all applicable Laws respecting labor and employment practices and is not liable for any arrears of wages or penalties with respect thereto, and (ii) there are no material charges, complaints or proceedings by any Governmental Authority pertaining to the employment practices of the Company or any of the Company Subsidiaries pending or, to the Company’s knowledge, threatened against the Company or any of the Company Subsidiaries. Except as would not have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened, claims against the Company or its Subsidiaries on account of any labor or employment matter or action.

(c)          From the Look Back Date, none of the Company or its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) or (ii) a “mass layoff” (as defined in the WARN Act) and none of the Company or its Subsidiaries has consummated any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign applicable Law.

(d)          To the knowledge of the Company, as of this Agreement, none of the officers of the Company or its Subsidiaries presently intends to terminate his or her employment with the Company. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance and, to the Company’s knowledge, each of its employees and consultants is in compliance in all material respects, with the terms of the respective employment and consulting agreements between the Company and its Subsidiaries and such individuals.

Section 3.14        Equipment and Other Tangible Property.  The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 3.15        Real Property.

(a)          Neither the Company nor its Subsidiaries owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or purchase any material interest therein.

(b)          Section 3.15(b) of the Company Disclosure Schedule contains a true and correct list of all Company Leased Real Property. The Company has made available to SPAC true and correct copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Company Leased Real Property to which the Company and its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Company Real Estate Lease Documents relating to the Company Leased Real Property. The Company or the Company Subsidiaries (as applicable) have valid leasehold interests in all of the material Company Leased Real Property, free and clear of all Liens other than Permitted Liens.

(c)          Each lease, sublease, license or similar occupancy agreement relating to a material Company Leased Real Property (as amended, each a “Real Property Lease”) is in full force and effect and is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and, to the knowledge of the Company, the other parties thereto (except as enforceability may be limited by the Enforceability Exceptions). Except as would not have a Company Material Adverse Effect: (i) neither the Company nor any of the Company Subsidiaries nor, as of the date of this Agreement, to the knowledge of the Company, any other party thereto, is in breach of, or

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default under, any Real Property Lease; and (ii) as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received written notice of any actual or potential violation of, or failure to comply with, any term of any Real Property Lease which remains uncured. Each Real Property Lease that was furnished to SPAC is, to the knowledge of the Company, a true, correct and materially complete copy of such lease, sublease, license or similar occupancy agreement relating to a Company Leased Real Property in effect on the date hereof, together with all material amendments and supplements relating thereto.

(d)          (i) Except as would not have a Company Material Adverse Effect, the Company Leased Real Property are in good operating condition (subject to normal wear and tear) and are suitable and adequate for the purposes for which they are currently being used, in compliance with all regulatory or legislative requirements applicable to them; and (ii) to the knowledge of the Company, there are no existing, pending or threatened condemnation proceedings or similar actions relating to any part of the Company Leased Real Property.

Section 3.16        Intellectual Property.

(a)          The Company and/or a Company Subsidiary owns or duly licenses, free and clear of all Liens, other than Permitted Liens, all material Intellectual Property used in or otherwise necessary for the business of the Company and Company Subsidiaries as now conducted or is otherwise entitled to use such material Intellectual Property by operation of Law. Section 3.16(a) of the Company Disclosure Schedule contains a complete list of the registered patents, trademarks, copyrights and domain names and pending patent, trademark and copyright applications owned by the Company and/or the Company Subsidiaries. Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, the Company IP Rights shall, in all material respects, be available for use by the Company and the applicable Company Subsidiaries immediately after the Closing Date on materially the same terms and conditions to those under which each such entity owned or used such Intellectual Property immediately prior to the Closing Date. The registered Company-Owned Intellectual Property Rights are subsisting and to the knowledge of the Company, valid and enforceable. Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each employee of the Company or any Company Subsidiary, and each contractor, consultant or other person who has engaged with the Company or any Company Subsidiary and, in each of the foregoing instances, contributed to the conception, development or reduction to practice of any material Company-Owned Intellectual Property Rights has assigned to one of the Company or the Company Subsidiaries all of his or her rights to such Intellectual Property, pursuant to a written agreement containing present, affirmative assignment language. Except for off-the-shelf software and other similar items licensed on a non-exclusive basis and used in the ordinary course of its business, none of the Company or the Company Subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution or provision of any Products or other Company IP Rights. To the knowledge of the Company, the conduct of and operation of the Company’s and the Company Subsidiaries’ businesses does not infringe or misappropriate, and has not since the Look Back Date infringed or misappropriated, or otherwise violated any Intellectual Property of other persons and, to the knowledge of the Company, there is no material current or ongoing infringement or violation by a third party of any of the Company-Owned Intellectual Property Rights or of any other Company IP Rights licensed on an exclusive basis by the Company or the Company Subsidiaries. As of the date of this Agreement, none of the Company or the Company Subsidiaries has received any written claim or threat alleging that it has violated or, by conducting its business, would violate any of the Intellectual Property of any other person. Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all trade secrets and proprietary information used in conducting the business (“Company Proprietary Information”), including, without limitation, requiring all current Company employees and consultants and all other persons that have been provided with access to such Company Proprietary Information to execute a binding confidentiality agreement and, to the knowledge of the Company, there has not been any breach by any party to such confidentiality agreements. Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and/or one of the Company Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the business of the Company or any of the Company Subsidiaries as currently conducted by the Company and/or the Company Subsidiaries. The Company and each of the Company Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and such plans and procedures have been effective upon testing in all material respects, and since the Look Back Date, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

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(b)          Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the software owned by the Company or the Company Subsidiaries or licensed by the Company or the Company Subsidiaries and incorporated into and licensed, sold or distributed with the Products includes or incorporates any software, including “open source” or similar software, in such a manner as to require the Company or any Company Subsidiary to (i) disclose or distribute in source code form, license for making derivative works, or redistribute at no or de minimis charge any such Product of the Company or the Company Subsidiaries (other than the applicable open source or similar software) or (ii) give third parties free rights in or to use any such Product or any of the source code related thereto (other than the applicable open source or similar software). To the knowledge of the Company, no products contain any material “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other software code designed or intended to have any of the following functions: (1) disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (2) damaging or destroying any data or file without the user’s consent.

(c)          The information technology systems of the Company and the Company Subsidiaries (the “IT Systems”) are owned by, or validly licensed, leased or supplied under contracts to the Company or any of the Company Subsidiaries. The IT Systems are adequate and sufficient, in all material respects, for the respective operations of the Company and the Company Subsidiaries as currently conducted. The Company and the Company Subsidiaries have taken measures reasonable in the industry to preserve and maintain the performance, security and integrity of such respective systems and all software, information or data stored thereon, including disaster data recovery technology.

(d)          At all times since the Look Back Date, the Company and the Company Subsidiaries have taken all reasonable steps (including by implementing reasonable administrative, technical and physical security measures) to ensure that all Company Data and Business Systems are protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. There has been no unauthorized access or damage to, or use, modification, acquisition or disclosure of, Company Data that would cause a Company Material Adverse Effect. There have been no unauthorized intrusions into, breaches of the security of, or ransomware attacks on, the Business Systems that would cause a Company Material Adverse Effect.

(e)          The Company and its Subsidiaries are in compliance with, and since the Look Back Date have been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the information technology systems used by the Company and its Subsidiaries (the foregoing clauses (i)-(iii), “Privacy and Cybersecurity Requirements”), other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries. There are not, and have not been since the Look Back Date, any Actions by any Person, or any investigations by any Governmental Authority, pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any Privacy and Cybersecurity Requirements.

Section 3.17        Taxes.

(a)          The Company and each of its Company Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate and in compliance with all applicable Laws in all material respects; (ii) have timely paid all Taxes; (iii) with respect to all income and other material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)          The charges, accruals, and reserves with respect to Taxes on the Financial Statements of the Company and each of its Company Subsidiaries are adequate, were calculated in accordance with GAAP, as applicable, and were properly recorded in their books and records.

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(c)          Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, whether or not written).

(d)          Neither the Company nor any Company Subsidiary has entered into a closing agreement that is currently in force pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to the Company or a Company Subsidiary.

(e)          The Company and each of its Company Subsidiaries have not requested or received a private letter ruling, or other similar tax ruling or arrangement or related correspondence from any Governmental Authority, including any application for or receipt of a Tax ruling or arrangement from any Governmental Authority on such company’s behalf or on behalf on any of its shareholders, whether or not in connection with this Agreement or applied for any tax ruling with respect to Company’s or Company’s Subsidiaries Tax Returns.

(f)          Each of the Company and its Company Subsidiaries has collected or withheld and paid to the appropriate Tax authority all Taxes required to have been collected or withheld and paid in connection with amounts received from or paid or owing to any customer, current or former employee, independent contractor, creditor, shareholder or other third party and has timely complied in all material respects with all applicable Law, rules and regulations relating to the collection, payment and withholding of Taxes, including all material reporting and record keeping requirements related thereto.

(g)          Neither the Company nor any of its Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary United States federal, state, local or foreign income Tax Return (other than a group consisting only of the Company and/or Company Subsidiaries).

(h)          Neither the Company nor any of its Company Subsidiaries has any liability for the Taxes of any person (other than the Company and/or Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i)          Except as contemplated in this Agreement, neither the Company nor any of its Company Subsidiaries has in place or has requested a ruling, transfer pricing agreement or similar agreement in respect of Taxes pending between the Company or any Company Subsidiary and any Governmental Authority which will have any effect after the Closing Date.

(j)          Neither the Company nor a Company Subsidiary has made, nor is it or will it be required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method from a taxable period ending on or before the Closing Date or otherwise.

(k)          Neither the Company nor any of the Company Subsidiaries has within the past three years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(l)          Neither the Company nor any of its Company Subsidiaries is, or has been a party to a reportable transaction, as described in Section 6707A(c) and Treasury Regulations Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(m)        Neither the Company nor a Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (B) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date.

(n)          There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

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(o)          Each of the Company and the Company Subsidiaries has not taken or agreed to take any action, and does not intend or plan to take any action, or have knowledge of any agreement, plan or intention to take any action, including any distribution of cash or other property, that is reasonably likely to prevent the Mergers and the Southern Acquisition, taken together, from qualifying for the Intended Tax Treatment.

Section 3.18        Environmental Matters.  Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)          the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Environmental Laws, and have obtained and are in compliance with the terms and conditions of all Permits required under applicable Environmental Law to carry on their Business as it is being conducted, and to occupy and operate the Leased Real Property;

(b)          the Company and its Subsidiaries have not received any: (i) written notice or claim in respect of Environmental Laws or the violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved (or, if resolved, has any unfulfilled obligations);

(c)          the Company and its Subsidiaries have not caused and, to the knowledge of the Company, no third party has caused any Release of Hazardous Materials, in violation of Environmental Law, with respect to any Leased Real Property or any other location which would or would reasonably be expected to result in Liability to the Company or any of its Subsidiaries;

(d)          neither the Company nor its Subsidiaries is subject to any Governmental Order relating to any non-compliance with or Liability under Environmental Laws or regarding any Hazardous Materials that remains outstanding or unresolved (or, if resolved, has any material unfulfilled obligations); and

(e)          no Action is pending or, to the knowledge of the Company, threatened with respect to the Company or its Subsidiaries’ compliance with or Liability under Environmental Law.

Section 3.19        Material Contracts.

(a)          Subsections (i) through (xvi) of Section 3.19(a) of the Company Disclosure Schedule list, as of the date of this Agreement, the following types of contracts and agreements (including any material amendments thereto and other than Benefit Plans set forth on Section 3.12(a) of the Company Disclosure Schedule), whether written or oral, currently in effect to which the Company or any Company Subsidiary is a party, or by which it or their assets or properties are bound (such contracts and agreements as are required to be set forth in Section 3.19 of the Company Disclosure Schedule being the “Material Contracts”):

(i)         each contract or agreement that involves consideration payable to the Company or any of the Company Subsidiaries reasonably expected to exceed $250,000, in the aggregate, in the current fiscal year or the next fiscal year, or which exceeded such amount in the year ended December 31, 2020;

(ii)        each contract or agreement for the purchase of inventory, other materials or personal property, with any contract manufacturing organization, with any supplier or for the furnishing of services to the Company or any Company Subsidiary or otherwise related to their respective businesses to which the Company or any Company Subsidiary is a party, in each case, that involves consideration payable by the Company or any of the Company Subsidiaries that is reasonably expected to exceed $250,000, in the aggregate, in the current fiscal year or the next fiscal year, or which exceeded such amount in the year ended December 31, 2020 (excluding any fuel supply contracts of the Company or any of the Company Subsidiaries);

(iii)       each contract or agreement with a Top Vendor;

(iv)       all contracts or agreements evidencing outstanding indebtedness for borrowed money of the Company or any Company Subsidiary, or commitments therefor, except for indebtedness and commitments in an amount not exceeding $250,000 individually or in the aggregate;

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(v)        all employment or consulting agreements with the Company or a Company Subsidiary that provide for annual compensation in excess of $150,000 or payments due and owing in the event of, or otherwise relating to, a change in control transaction or the consummation of the Transactions, other than at will agreements that can be terminated at any time for any reason without severance or similar liability to the Company or any Company Subsidiary;

(vi)       all partnership or joint venture agreements with a third party, including any agreement involving the sharing of the Company’s and/or the Company Subsidiaries’ profits with such third party, other than the Organizational Documents of the Company or the Company Subsidiaries;

(vii)      all contracts that involve the acquisition or disposition, or future acquisition or disposition, directly or indirectly (by merger, asset sale, sale of stock or otherwise), of material assets, properties, business, or capital stock or other equity interests by the Company or a Company Subsidiary which has been entered into since the Look-Back Date and involves the acquisition of any person or any assets of any person (excluding any assets or inventories acquired in the ordinary course of business and excluding the inventory portion of any purchase price with respect to dispositions of a store location), including without limitation all contracts relating to the Southern Acquisition (the “Surf Combination Agreement”);

(viii)     all contracts that contain a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any Company Subsidiary is or would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other material assets (except for rights of first refusal, rights of first offer or option rights contained in any Real Property Leases for an amount not exceeding $500,000 individually or $1,000,000 in the aggregate);

(ix)       all contracts and agreements that (A) limit, or purport to limit, in any material respect the ability of the Company or any of the Company Subsidiaries to compete in any material line of business or with any person or entity or in any geographic area or during any period of time or (B) contains any “most favored nation” pricing terms that the Company or any Company Subsidiary must provide to a third party;

(x)        any agreement with any Governmental Authorities (other than Permits);

(xi)       any agreement requiring the Company or any of the Company Subsidiaries to guarantee the indebtedness of any Person (other than the Company or any other Company Subsidiary) or pursuant to which any Person (other than the Company or any of the Company Subsidiaries) has guaranteed the indebtedness of the Company or any of the Company Subsidiaries, except agreements in relation to indebtedness for an amount not exceeding $500,000 individually or in the aggregate;

(xii)      any agreement under which the Company or any of the Company Subsidiaries has, directly or indirectly, (1) made any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person (other than the Company or any of the Company Subsidiaries), or (2) agreed to make after the date hereof any loan, advance or assignment or payment to any Person (other than the Company or any of the Company Subsidiaries) or any capital contribution to or investment in, any Person (other than the Company or any of the Company Subsidiaries), in each case in the foregoing clauses (1) and (2), in an amount exceeding $2,000,000 individually or in the aggregate;

(xiii)     any agreement licensing by or to the Company or any of the Company Subsidiaries of any Intellectual Property that are material to the business of the Company and the Company Subsidiaries, other than licenses for generally commercially available software and hardware and non-exclusive licenses by the Company or any of the Company Subsidiaries to a customer in the ordinary course of business;

(xiv)     any lease, sublease or similar arrangement for the use by the Company or any Company Subsidiaries of any material personal property owned by a third party, and any lease, sublease or similar arrangement for use by a third party of any Real Property or material personal property owned, leased or subleased by the Company or any of its Subsidiaries;

(xv)      all collective bargaining agreements or other agreements with any labor organization, labor union or other employee representative;

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(xvi)     any agreement that provides for, or is related to, the settlement or compromise of any Action settled or compromised since the Look Back Date pursuant to which the cash amount paid or to be paid by or on behalf of the Company or any of the Company Subsidiaries exceeds $500,000 (such cash amount shall exclude any payments made by insurance carriers pursuant to any insurance policies of the Company or any of the Company Subsidiaries) or which imposed any material ongoing non-monetary obligations upon the Company or any of the Company Subsidiaries that will survive the Closing;

(xvii)    all contracts that provide for the Company or any Company Subsidiary to indemnify (other than the Company or any of the Company Subsidiaries) or hold harmless any other Person entered into outside of the ordinary course of business, that would reasonably be expected to impose on the Company or any Company Subsidiary a liability in excess of $1,000,000; and

(xviii)   any agreement required to be disclosed on Section 3.25 of the Company Disclosure Schedule (Interested Party Transactions).

(b)          Each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto. Except, in the case of any Material Contract other than the Surf Combination Agreement, as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract, and no event has occurred which with notice or lapse of time or both would become a breach or violation of, or default under, any Material Contract by the Company or any Company Subsidiary; no Material Contract has been canceled by the other party; to the Company’s knowledge, no other party is in breach or violation of, or default under, and no event has occurred which with notice or lapse of time or both would become a breach or violation of, or default under, any Material Contract by any other party; and the Company and the Company Subsidiaries have not received any written claim of default under any such agreement. Since the Look-Back Date, neither the Company nor any Company Subsidiary has received written notice of (i) any material default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or materially modify the terms of any such Material Contract, or materially accelerate the obligations of the Company or any Company Subsidiary thereunder. The Company has furnished or made available to SPAC true and complete copies of all Material Contracts, including any and all material amendments thereto (excluding statements of work, orders for additional licenses or renewal letters, and similar supplements thereunder).

(c)          Neither the Company nor any Company Subsidiary, nor any Affiliate of the foregoing, nor any officer, director, employee, agent or representative of any of the foregoing, has received notice from Southern that any of Southern’s representations and warranties contained in the Surf Combination Agreement are untrue or incorrect in any respect.

Section 3.20        CARES Act.  Neither the Company nor its Subsidiaries has (a) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (b) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (c) except as set forth on Section 3.19 of the Company Disclosure Schedule, deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, (d) claimed the employee retention credit pursuant to Section 2301 of the CARES Act or (e) during the COVID-19 Quarantine Period, had employees teleworking from a state other than their regular work location on a regular and consistent basis. For purposes of this representation, “COVID-19 Quarantine Period” means, with respect to each regular work location, the period during which the state or local Governmental Authority restricted nonessential work at such location.

Section 3.21        Anti-Corruption Laws.

(a)          Since the Look Back Date, none of the Company, the Company Subsidiaries, any of its or their directors or officers, nor, to the knowledge of the Company, any other employees, agents or other Persons while acting for or on behalf of the Company or any of its Subsidiaries, has violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, applicable Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

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(b)          To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries, as of the date of this Agreement, (i) is under external or internal investigation for any violation of the Anti-Corruption Laws, (ii) has received any written notice from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.

Section 3.22        Sanctions and International Trade Compliance.

(a)          The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Actions against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b)          Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has during the past five (5) years transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 3.23        Takeover Statutes.  No “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or similar antitakeover statute applies to this Agreement or the Transactions, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation, or any of the Transactions.

Section 3.24        Insurance.  Section 3.24 of the Company Disclosure Schedule sets forth the Company’s and its Subsidiaries’ material insurance policies. The coverages provided by such insurance policies are believed by the Company to be reasonably adequate in amount and scope for the Company’s and its Subsidiaries’ business and operations, including any insurance required to be maintained by Material Contracts or Real Property Leases. Except as would not have a Company Material Adverse Effect, there have not been any claims pending against the insurance policies where the Company or any Company Subsidiary is named as an insured party currently in effect. All premiums due and payable with respect to such policies have been fully paid. As of the date of this Agreement the Company has not received any threatened termination of any such insurance policies. All such insurance policies are in full force and effect, and, the Company has not received from any of its insurance carriers any notice of cancellation or nonrenewal, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies of any such insurance policies where the Company or any Company Subsidiary is named as an insured party. With respect to each such insurance policy to which the Company is a beneficiary, the policy is legal, valid, binding and enforceable against the Company or the applicable Company Subsidiary in accordance with its terms and, except for policies that have expired under their terms in the ordinary course. There have been no gaps (historical or otherwise) or lapses in any insurance coverage since the Look Back Date.

Section 3.25        Interested Party Transactions.  No director, manager, officer or Affiliate of the Company or any Company Subsidiary is a party to any Contract with the Company or any Company Subsidiary (other than (a) the payment of compensation and provision of benefits to, and the entering into of compensatory arrangements, benefit plans and similar transactions, agreements or contracts with, or with respect to, officers, managers, employees and independent contractors of the Company or any Company Subsidiary, including equity compensation, including the Related Party Agreements, which shall be terminated as of the Closing, (b) agreements and transactions in connection with any such director’s, manager’s, officer’s or Affiliate’s direct or indirect ownership of equity interests in the Company or any Company Subsidiary (or any securities that are convertible into, or exercisable or exchangeable for, any such equity interests), including distributions by the Company upon its equity interests or (c) as otherwise contemplated by this Agreement). There are no outstanding loans or other extensions of credit made or arranged by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or

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director of the Company, any person who will be an executive officer of Parentco upon completion of the Transactions, or any person designated by the Company to become a director of Parentco upon the completion of the Transactions pursuant to Section 1.06(b).

Section 3.26        Brokers.  Except as set forth in Section 3.26 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 3.27        Information Supplied.  None of the information supplied or to be supplied by the Company and the Company Subsidiaries expressly for inclusion prior to the Closing: (a) in the Proxy Statement and Registration Statement will, when the Proxy Statement and Registration Statement is declared effective or when the Proxy Statement and Registration Statement is mailed to stockholders of SPAC or at the time of the meeting of such stockholders to be held in connection with the Transactions, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (b) in the current report on Form 8-K filed after the Closing will contain any false or misleading statement in light of the circumstances under which they were made.

Section 3.28        Vendors.

(a)          Section 3.28(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the top ten (10) vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2021 (the “Top Vendors”).

(b)          Except as set forth on Section 3.28(b) of the Company Disclosure Schedule, none of the Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 3.29        Compliance with Aviation Laws.

(a)          Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) is in compliance with all applicable Laws relating to aviation including, without limitation, all applicable Laws prescribed or administered by the United States Federal Aviation Administration (“FAA”) and Department of Transportation (“DOT”) under Title 14 of the Code of Federal Regulations and Title 49 of the United States Code (such Laws, collectively, the “Aviation Laws”), (ii) has not violated, been subject to an investigation with respect to or made voluntary disclosures with respect to potential violations of any Aviation Laws since the Look Back Date, and (iii) has not been cited by the FAA, DOT or other Governmental Authority for any material discrepancies or violations during inspections or audits since the Look Back Date.

(b)          Section 3.29(b) of the Company Disclosure Schedule sets forth a true and complete list of each aircraft owned or leased by the Company and its Subsidiaries as of December 31, 2021 (each, an “Aircraft”), including the manufacturer, model, aircraft registration number and manufacturing year of each such Aircraft.

(c)          Except as set forth in Section 3.29(c) of the Company Disclosure Schedule:

(i)         to the knowledge of the Company, each current employee of the Company and its Subsidiaries currently providing any flight, maintenance, dispatch, operation or handling of the Aircraft has all material required Licenses, certifications, training and competencies to provide such flight, maintenance, dispatch, operation or handling of the Aircraft;

(ii)        all Aircraft are properly registered on the FAA aircraft registry and have a validly issued FAA certificate of airworthiness without limitations of any kind that is in full force and effect (except for the period of time any Aircraft may be out of service and such certificate is suspended in connection therewith);

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(iii)       upon acquisition or lease by the Company or any of its Subsidiaries, all Aircraft have been, are being, or, with respect to Aircrafts leased or subleased to another Person, are required to be, maintained in all material respects according to applicable regulatory standards and the maintenance program of the aircraft operator approved by the FAA or the applicable Governmental Authority; and

(iv)       all records required to be maintained for each Aircraft (including, where applicable, back to birth records) are correct and complete in all material respects and are currently in the possession of the Company or its Subsidiaries (or, in the case of Aircrafts leased from a third party, being maintained in compliance with the terms (or waivers thereof) of the related lease).

(d)          The Company, and any Subsidiary of the Company acting as an “Air Carrier” as defined in 49 USC § 40102(a)(2), is, and at the Effective Time shall be, a “Citizen of the United States” as defined in 49 USC § 40102(a)(15)(C).

(e)          Each of the Company’s Subsidiaries listed on Section 3.29(e) of the Company Disclosure Schedule holds (i) a valid and current “Air Carrier Certificate” pursuant to 14 CFR Part 119 and associated operations specifications pursuant to 14 CFR Part 135, (ii) a DOT-approved “Air Taxi Operator” registration under 14 CFR Part 298, and (iii) a valid and current “Air Agency Certificate” pursuant to 14 CFR Part 145, as applicable to each Subsidiary for its operations. Section 3.29(e) of the Company Disclosure Schedule sets forth a true and complete list of each License issued to the Company or any of its Subsidiaries by any Governmental Authority to sell or conduct air transportation, including each certificate issued pursuant to any section of Title 14 of the Code of Federal Regulations and all associated operations specifications thereunder.

(f)          Section 3.29(f) of the Company Disclosure Schedule sets forth a true and complete list of each Type Certificate, including Experimental; Supplemental Type Certificate; Production Certificate; Special Conditions; Production Approval; Technical Standard Order Authorization; FAA Certification Basis (G-1) Issue Paper or other Issue Paper; or Parts Manufacturer Approval, or Parts Manufacturer Approval issued to the Company or any of its Subsidiaries by the FAA, pursuant to 14 CFR Part 21.

Section 3.30        NO RELIANCE.  THE SURF ENTITIES HAVE CONDUCTED THEIR OWN INDEPENDENT INVESTIGATION, VERIFICATION, REVIEW AND ANALYSIS OF THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, FINANCIAL CONDITION, TECHNOLOGY AND PROSPECTS OF SPAC, WHICH INVESTIGATION, REVIEW AND ANALYSIS WAS CONDUCTED BY THE SURF ENTITIES AND THEIR AFFILIATES AND, TO THE EXTENT DEEMED APPROPRIATE BY THEM, BY REPRESENTATIVES OF THE SURF ENTITIES. IN ENTERING INTO THIS AGREEMENT, THE SURF ENTITIES ACKNOWLEDGE THAT THEY HAVE RELIED SOLELY UPON THE AFOREMENTIONED INVESTIGATION, REVIEW AND ANALYSIS AND THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND SPAC EXPRESSLY SET FORTH IN ANY OF THE TRANSACTION DOCUMENTS. THE SURF ENTITIES FURTHER ACKNOWLEDGE AND AGREE WITH THE REPRESENTATIONS AND WARRANTIES OF SPAC SET FORTH IN SECTION 4.18.

Article IV.

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as disclosed in (i) SPAC SEC Reports filed with the SEC by the Company on or after March 5, 2021 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend or other similar disclosures included therein to the extent they are similarly predictive or forward-looking in nature) or (ii) SPAC’s disclosure schedule to this Agreement delivered by SPAC to the Company concurrently with the execution of this Agreement (the “SPAC Disclosure Schedule”), SPAC hereby represents and warrants to the Surf Entities as follows:

Section 4.01        Corporate Organization.  SPAC is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. SPAC has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a SPAC Material Adverse Effect. SPAC is duly qualified or licensed as a foreign corporation to do business,

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and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a SPAC Material Adverse Effect.

Section 4.02        Certificate of Incorporation and By-laws.  SPAC has heretofore furnished to the Company a complete and correct copy of its Organizational Documents. Such Organizational Documents of SPAC are in full force and effect. SPAC is not in violation in any material respect of any of the provisions of its Organizational Documents.

Section 4.03        Capitalization.

(a)          The authorized capital stock of SPAC consists of (i) 50,000,000 shares of SPAC Common Stock and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“SPAC Preferred Stock”). As of the date of the Agreement, (A) 7,395,001 shares of SPAC Common Stock are issued and outstanding (which includes 2,657,501 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable (collectively, the “Outstanding SPAC Shares”), (B) 0 shares of SPAC Common Stock are held in the treasury of SPAC, and (C) 11,118,750 shares of SPAC Common Stock are reserved for future issuance pursuant to SPAC Warrants. As of the date of the Agreement, there are 11,118,750 SPAC Warrants issued and outstanding, of which 2,493,750 SPAC Warrants are SPAC Private Warrants (collectively, the “Outstanding SPAC Warrants”). There are no shares of SPAC Preferred Stock issued and outstanding. Other than the 2,493,750 SPAC Warrants, there are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SPAC or obligating SPAC to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, SPAC or any of its Affiliates (including following the Closing, the Company or any Company Subsidiary). All outstanding shares of SPAC Common Stock are duly authorized, validly issued, fully paid and non-assessable. SPAC is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights whether direct or indirect. Other than the Sponsor Letter Agreement, there are no voting trusts, voting agreements, proxies, stockholder agreements or other agreements with respect to the voting or transfer of SPAC Common Stock or any of the equity interests or other securities of SPAC. Other than the Redemption Rights, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Common Stock. There are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(b)          SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in any corporation, partnership, joint venture, business association or other person.

(c)          Other than the Outstanding SPAC Shares and the Outstanding SPAC Warrants, there are no outstanding Equity Interests of SPAC or any of its controlled Affiliates; and other than the Transaction Documents, the Outstanding SPAC Warrants, and the Contracts referenced in Section 4.04(a), neither SPAC nor any of its controlled Affiliates is bound by any Contract involving any Equity Interest of SPAC or any of its controlled Affiliates (including, following the First Effective Time, the Company or any Company Subsidiary (solely with respect to any Contract entered into by SPAC or its controlled Affiliates prior to the First Effective Time)).

Section 4.04        Authority Relative to This Agreement.  SPAC has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and subject to obtaining the approval of the stockholders of SPAC, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by SPAC of this Agreement and the other Transaction Documents to which it is a party and the consummation by SPAC of the Transactions, have been duly and validly authorized by all necessary action, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or to consummate the Transactions (other than the approval and adoption of this Agreement by (a) the holders of a majority of the then-outstanding shares of SPAC Common Stock, and (b) the filing and recordation of appropriate documents related to the Mergers as required by the DGCL). This Agreement and the other Transaction Documents to which SPAC is party have been (or, in the case of Transaction Documents to be executed and delivered at the Closing, will be) duly and validly executed and delivered by SPAC and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute legal, valid and binding obligations of SPAC enforceable against SPAC in accordance with their terms, except as enforceability may be limited by the Enforceability Exceptions.

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Section 4.05        No Conflict; Required Filings and Consents.

(a)          The execution and delivery by SPAC of this Agreement and the other Transaction Documents to which it is a party does not, and the performance by SPAC of this Agreement and the other Transaction Documents to which it is a party will not, (i) conflict with or violate the Organizational Documents of SPAC; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been satisfied, conflict with or violate any Law applicable to SPAC or by which any of their property or assets is bound or affected; or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any capital stock or other interest, property or asset of SPAC pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation binding on SPAC, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a SPAC Material Adverse Effect.

(b)          The execution and delivery by SPAC of this Agreement and the other Transaction Documents to which it is a party does not, and the performance by SPAC of this Agreement and the other Transaction Documents to which it is a party will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) applicable requirements, if any, of the Securities Act, Exchange Act, Blue Sky Laws and state takeover Laws, (ii) compliance with and filings or notifications under any applicable United States or other foreign competition, antitrust, merger control or investment Laws, including the pre-merger notification requirements of the HSR Act, (iii) the effectiveness of the filing of the Articles of Merger with the BVI Registrar of Corporate Affairs, (iv) the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) the effectiveness of the Registration Statement, (vi) those required in respect of any Company Permits or otherwise required because of the business or operations of the Company or any of the Company Subsidiaries, or (vii) such other consents, approvals, authorizations, permissions, filings or notifications which, if not made or obtained, would not, individually or in the aggregate, materially impair or delay the SPAC’s ability to consummate the Transactions.

Section 4.06        Permits; Compliance.  SPAC is in possession of all material franchises, grants, authorizations, licenses, Permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority necessary for SPAC to own, lease and operate its properties or to carry on its business as it is now being conducted (the “SPAC Permits”). SPAC is in material compliance with all applicable Laws of applicable Government Authorities and all SPAC Permits. SPAC has not received notice (whether verbally or in writing) of any material warning letter, investigation, inquiry, penalty, fine, sanction, assessment, request for corrective or remedial action, or other compliance or enforcement notice, communication, or correspondence from a Governmental Authority, and, to the knowledge of SPAC, no Governmental Authority is considering such action nor do circumstances exist that would reasonably be expected to lead to any such action.

Section 4.07        SEC Filings; Financial Statements.

(a)          SPAC has filed all forms, reports and documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”), together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. Except for any changes (including any required revisions to or restatements of the SPAC financial statements or the SPAC SEC Reports) to (A) the SPAC’s accounting or classification of the outstanding SPAC Common Stock as temporary, as opposed to permanent, equity that may be required as a result of statements by the SEC staff or recommendations or requirements of the SPAC’s auditors, or (B) SPAC’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (A)-(B), collectively, the “SEC SPAC Accounting Changes”), and except for any delays in the filing of the Company’s periodic reports as they come due, as of their respective dates, as a result thereof, the SPAC SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to

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make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq Stock Market.

(b)          Except for any SEC SPAC Accounting Changes, each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP and Regulation S-X or Regulation S-K, as applicable, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not have a SPAC Material Adverse Effect). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC.

(c)          SPAC does not have any liabilities or obligations of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) incurred in connection with the Transactions, (ii) that have arisen since December 31, 2021 in the ordinary course of the operation of business of SPAC, (iii) resulting from SEC SPAC Accounting Changes, and (iv) disclosed in the SPAC SEC Reports.

(d)          SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market.

Section 4.08        Absence of Certain Changes or Events.  Since December 31, 2020, except as expressly contemplated by this Agreement and the other Transaction Documents, (a) SPAC has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been a SPAC Material Adverse Effect.

Section 4.09        Absence of Litigation.  There is no Action pending or, to the knowledge of the SPAC, threatened against SPAC, or any property or asset of SPAC before any Governmental Authority that would reasonably be expected to be, individually or in the aggregate, material to SPAC. Neither SPAC nor any of its respective material properties or assets is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority would reasonably be expected to be, individually or in the aggregate, material to SPAC.

Section 4.10        Board Approval.  The SPAC Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions, including the First Merger, are fair to and in the best interests of SPAC and its stockholders, (ii) approved this Agreement and the Transactions, (iii) determined that the fair market value of the Company is equal to at least 80% of the balance in the Trust Fund (as defined below), net of amounts previously disbursed to management for tax obligations and excluding the amount of deferred underwriting discounts held in the Trust Fund, and (iv) recommended that the stockholders of SPAC approve and adopt this Agreement, the First Merger, the other Transactions and the Amended and Restated Parentco Certificate of Incorporation as contemplated by this Agreement and directed that this Agreement, the Amended and Restated Parentco Certificate of Incorporation and the Transactions be submitted for consideration by the stockholders of SPAC at the SPAC Stockholders’ Meeting.

Section 4.11        Taxes.

(a)          SPAC and each of its Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate and in compliance with all applicable Laws in all material respects; (ii) have timely paid all Taxes; (iii) with respect to all income and other material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed

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to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)          The charges, accruals and reserves with respect to Taxes on the financial statements of SPAC and each of its Subsidiaries are adequate, were calculated in accordance with GAAP and were properly recorded in their books.

(c)          Neither SPAC nor any of its Subsidiaries has entered into a closing agreement that is currently in force pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to SPAC or any of its Subsidiaries.

(d)          SPAC and each of its Subsidiaries have not requested or received a private letter ruling, or other similar Tax ruling or arrangement or related correspondence from any Governmental Authority, including any application for or receipt of a Tax ruling or arrangement from any Governmental Authority on such entity’s behalf or on behalf of any of its shareholders, whether or not in connection with this Agreement or applied to for any Tax ruling with respect to SPACs’ or its Subsidiaries’ Tax Returns.

(e)          Neither SPAC nor any of its Subsidiaries is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses).

(f)          Each of SPAC and its Subsidiaries has collected or withheld and paid to the appropriate Tax authority all Taxes required to have been collected or withheld and paid in connection with amounts received from or paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Law, rules and regulations relating to the collection, payment and withholding of Taxes, including all reporting and record keeping requirements related thereto.

(g)          Neither SPAC nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary United States federal, state, local or foreign income Tax Return (other than a group consisting only of SPAC and/or its Subsidiaries).

(h)          Neither SPAC nor any of its Subsidiaries has any liability for the Taxes of any person (other than SPAC and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i)          Neither SPAC nor any of its Subsidiaries has in place or has requested a ruling, transfer pricing agreement or similar agreement in respect of Taxes pending between SPAC or any of its Subsidiaries and any Governmental Authority which will have any effect after the Closing Date.

(j)          Neither SPAC nor any of its Subsidiaries has made, nor is it or will it be required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method from a taxable period ending on or before the Closing Date or otherwise.

(k)          Neither SPAC nor any of its Subsidiaries has within the past three years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(l)          Neither SPAC nor any of its Subsidiaries is, or has been a party to a reportable transaction, as described in Section 6707A© and Treasury Regulations Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(m)        Neither SPAC nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (B) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date.

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(n)          There are no Tax Liens upon any assets of SPAC or any of its Subsidiaries except for Permitted Liens.

(o)          Each of SPAC and its Subsidiaries has not taken or agreed to take any action, and does not intend or plan to take any action, or have knowledge of any agreement, plan or intention to take any action, including any distribution of cash or other property, that is reasonably likely to prevent the Mergers and the Southern Acquisition, taken together, from qualifying for the Intended Tax Treatment.

(p)          SPAC has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.12        Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC.

Section 4.13        Trust Account.  There is at least $27,400,000 (less, as of the Closing, payments required to be paid to Redeeming Stockholders) invested in the Trust Fund, pursuant to the Investment Management Trust Agreement, dated as of July 11, 2019, between Continental Stock Transfer & Trust Company (“SPAC Trustee”) and SPAC (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect and/or that would entitle any person (other than (i) stockholders of SPAC holding shares of SPAC Common Stock sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Common Stock pursuant to the Organizational Documents of SPAC and the Trust Agreement and (ii) the payment of deferred underwriting commissions upon Closing) to any portion of the proceeds in the Trust Fund. Prior to the Closing, none of the funds held in the Trust Fund may be released except in accordance with the Trust Agreement and SPAC’s Organizational Documents. Amounts in the Trust Fund are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. SPAC has performed all material obligations required to be performed by it under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of SPAC, no event has occurred which, with due notice or lapse of time or both, would constitute a default thereunder. There are no claims or proceedings pending with respect to the Trust Fund. SPAC has not released any money from the Trust Fund (other than interest income earned on the principal held in the Trust Fund as permitted by the Trust Agreement). As of the First Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to SPAC’s Organizational Documents shall terminate, and as of the First Effective Time, SPAC shall have no obligation whatsoever pursuant to SPAC’s Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions, and following the First Effective Time, no SPAC stockholder shall be entitled to receive any amount from the Trust Fund except to the extent such SPAC stockholder is a Redeeming Stockholder. SPAC has no reason to believe that, as of the First Effective Time, any of the conditions to the use of funds in the Trust Fund will not be satisfied or funds available in the Trust Fund will not be available to SPAC on the Closing Date, other than with respect to funds required to satisfy any redemption payments owed to Redeeming Stockholders.

Section 4.14        Employees.  SPAC has not ever had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, SPAC does not have any unsatisfied liability (contingent or otherwise) with respect to any current or former employee, officer or director.

Section 4.15        Transaction Expenses.

(a)          Section 4.15(a) of the SPAC Disclosure Schedule sets forth SPAC’s good faith estimate, as of the date of this Agreement, of the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses expected to be incurred by SPAC, as of the Closing, incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents and the Transactions (the “SPAC Transaction Expenses”).

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Section 4.16        Listing.  The issued and outstanding shares of SPAC Common Stock and the SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq Stock Market. There is no Action pending or threatened in writing against SPAC by Nasdaq Stock Market or the SEC with respect to any intention by such entity to deregister the SPAC Common Stock or the SPAC Warrants or prohibit or terminate the listing of SPAC Common Stock or the SPAC Warrants on Nasdaq Stock Market. Except as contemplated by the Transaction Documents, neither SPAC nor any of its Representatives has taken any action that is designed to terminate the registration of SPAC Common Stock or the SPAC Warrants under the Exchange Act.

Section 4.17        Affiliate Transactions.  Other than (a) for payment of salary and benefits for services rendered, (b) reimbursement for expenses incurred on behalf of SPAC, or (c) with respect to any person’s ownership of equity interests of SPAC, there are no Contracts between SPAC, on the one hand, and, on the other hand, any (i) any present or former manager, employee, officer or director of SPAC, or (ii) any record or beneficial owner of the outstanding equity interests of the Sponsor.

Section 4.18        NO RELIANCE.  SPAC HAS CONDUCTED ITS OWN INDEPENDENT INVESTIGATION, VERIFICATION, REVIEW AND ANALYSIS OF THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, FINANCIAL CONDITION, TECHNOLOGY AND PROSPECTS OF THE SURF ENTITIES, WHICH INVESTIGATION, REVIEW AND ANALYSIS WAS CONDUCTED BY SPAC AND ITS AFFILIATES AND, TO THE EXTENT DEEMED APPROPRIATE BY THEM, BY REPRESENTATIVES OF SPAC. IN ENTERING INTO THIS AGREEMENT, SPAC ACKNOWLEDGES THAT IT HAS RELIED SOLELY UPON THE AFOREMENTIONED INVESTIGATION, REVIEW AND ANALYSIS AND THE REPRESENTATIONS AND WARRANTIES OF THE SURF ENTITIES EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT AND THE SURF ENTITIES EXPRESSLY SET FORTH IN ANY OF THE TRANSACTION DOCUMENTS. THE SURF ENTITIES FURTHER ACKNOWLEDGE AND AGREE WITH THE REPRESENTATIONS AND WARRANTIES OF SPAC SET FORTH IN SECTION 3.26.

Article V.

CONDUCT OF BUSINESS PENDING THE SECOND EFFECTIVE TIME

Section 5.01        Conduct of Business by SPAC Pending the First Effective Time.  From and after the date of this Agreement until the First Effective Time or the earlier termination of this Agreement in accordance with its terms, except (A) as expressly contemplated by this Agreement or any other Transaction Document, (B) as required by Law (including COVID-19 Measures) or any Governmental Authority, or (C) as consented to in writing by the Company (such consent not to be unreasonably conditioned, withheld or delayed): (i) SPAC, shall conduct its business, in the ordinary course of business and in a manner consistent with past practice, and (ii) SPAC shall not, and shall cause its Subsidiaries not to, directly or indirectly (a) incur or suffer any indebtedness, debts or other liabilities, commitments and obligations, except any fees and expenses incurred in connection with this Agreement, any other Transaction Document, or consummating the Transactions, and except for SPAC Borrowings; or (b) take any action that would violate Section 5.02(b) if such actions were taken by the Company or any Company Subsidiary.

Section 5.02        Conduct of Business by the Surf Entities Pending the Second Effective Time.

(a)          The Company agrees that, from and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, except as expressly contemplated by any other provision of this Agreement, any other Transaction Document, as required by Law (including COVID-19 Measures) or any Governmental Authority, or as set forth in Section 5.02 of the Company Disclosure Schedule, unless SPAC shall otherwise consent in writing (such consent not to be unreasonably conditioned, withheld or delayed), (i) the businesses of the Company and the Company Subsidiaries shall be conducted in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, (ii) Merger Sub I and Merger Sub II shall not engage in any activities of any nature except as provided in or contemplated by this Agreement, any other Transaction Document or as necessary to effect the Southern Acquisition, and (iii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and key consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with material customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

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(b)          Except as expressly contemplated by any other provision of this Agreement or any other Transaction Documents, as required by Law (including COVID-19 Measures) or any Governmental Authority, or as set forth in Section 5.02 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Second Effective Time or the earlier termination of this Agreement in accordance with Section 8.01, directly or indirectly, take any of the following without the prior written consent of SPAC (such consent not to be unreasonably conditioned, withheld or delayed):

(i)         amend or otherwise change its Organizational Documents;

(ii)        issue, sell, pledge, dispose of, transfer, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, grant or encumbrance of, any equity or voting interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any equity or voting interests, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary (other than awards of shares of capital stock of the Company under the existing Plan or issuance of Company capital stock pursuant to outstanding awards granted thereunder);

(iii)       declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock (other than distribution or dividend from a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of Company);

(iv)       reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests or debt securities;

(v)        sell, pledge, dispose of, transfer, abandon, allow to lapse, dedicate to the public, lease, license, mortgage, grant any Lien (other than Permitted Liens) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries, except (A) sales in the ordinary course of business, (B) transfers solely among the Company and the Company Subsidiaries, (C) disposition of obsolete tangible assets, (D) with respect to leases, licenses or other similar grants of real property, any grant, amendment, extension, modification, renewal or non-renewal in the ordinary course of business, or (E) non-exclusive licenses of Intellectual Property to customers or suppliers in their capacities as such in the ordinary course of business;

(vi)       forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise, except in the ordinary course of business;

(vii)      redeem, pay, discharge or satisfy any indebtedness, “make whole” amount or prepayment penalty (other than indebtedness incurred by the Company or its Subsidiaries and owed to the Company or its Subsidiaries), except in the ordinary course of business or as required by the terms of any Contract existing as of the date hereof and made available to SPAC or SPAC’s counsel;

(viii)     except as contemplated by the Southern Acquisition, acquire (including, without limitation, by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, joint venture, other business organization or any division thereof or any material amount of assets (other than purchases real estate pursuant to a right of first refusal or right of first offer contained in Real Property Leases in effect on the date hereof and made available to SPAC or SPAC’s counsel for an amount not exceeding $250,000 individually or $750,000 in the aggregate);

(ix)       incur any indebtedness for borrowed money or issue or sell any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets, in excess of $250,000 in the aggregate, except unsecured current obligations and Liabilities incurred in the ordinary course of business;

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(x)        discontinue any material line of business;

(xi)       liquidate, dissolve, or reorganize;

(xii)      except to the extent required pursuant to any Benefit Plan or Labor Agreement as in effect on the date of this Agreement or required by applicable Law, establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Benefit Plan if it had been in effect on the date of this Agreement, other than ordinary annual increases for existing employees or consultants not to exceed 5% in the aggregate and other than employment, consulting or similar agreements with new employees (other than executive officers) or consultants in the ordinary course of business consistent with past practice;

(xiii)     (A) terminate, materially amend or modify, or waive any material rights under, any Material Contract or material Real Property Lease or (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement or any Real Property Lease, in each case other than in the ordinary course of business (including letting Material Contracts and material Real Property Leases expire or be replaced on substantially similar terms in the ordinary course of business consistent with past practice and purchasing real estate as permitted under paragraph (viii) above);

(xiv)     terminate, cancel or let lapse, in each case voluntarily, a material existing insurance policy covering the Company and its Subsidiaries and their respective properties, assets and businesses, unless substantially concurrently with such termination, cancellation or lapse, replacement policies underwritten by reputable insurance companies providing coverage at least substantially equal in all material respects to the coverage under the terminated, canceled or lapsed policies, as applicable, are entered into;

(xv)      establish, adopt, amend, modify or terminate any collective bargaining agreement;

(xvi)     make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or a Governmental Authority or quasi-Governmental Authority;

(xvii)    (A) change its method of Tax accounting, (B) file any amendment to a Tax Return, (C) settle or compromise any audit or proceeding with respect to Tax matters, or (D) surrender any right to claim a Tax refund;

(xviii)   merge or consolidate the Company or any of its Subsidiaries with any person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than (A) the Southern Acquisition or (B) solely among Subsidiaries of the Company and, in the case of (B), so long as the Company would be the surviving entity of such transaction, such transaction would not be adverse in any material respect to SPAC and such transaction would not reasonably be expected to prevent, impede or delay the consummation of any of the Mergers or the other Transactions;

(xix)     commit or authorize any capital commitment or capital expenditure (or series of capital commitments or capital expenditures), in excess of the amount of capital expenditures contemplated by the Company and the Company Subsidiaries’ capital expenditure budget by an amount of $500,000 individually or $1,000,000 in the aggregate;

(xx)       any loan or advance to (or cancellation or forgiveness of any loan to) its stockholders or current or former directors, officers and employees or, to the knowledge of the Company, any Affiliate or family member thereof, or entry into, or modification or termination of, any material transaction, agreement or arrangement with any of its stockholders or current or former directors or officers or any Affiliate or family member thereof, other than advances to employees made in the ordinary course of business consistent with past practice;

(xxi)     payment, discharge, compromise, waiver, release, assignment or settlement of any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Company or any of its Subsidiaries (A) involving payments in excess of $250,000 in the aggregate, (B) seeking injunctive or other equitable relief which imposes any materially adverse restrictions on the operations of the Surf Entities or any of their Subsidiaries, or (C) which relates to the transactions contemplated by this Agreement; or

(xxii)    enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

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Section 5.03        Claims Against Trust Fund.

(a)          The Surf Entities understand that, except for a portion of the interest earned on the amounts held in the trust fund established by SPAC for the benefit of its stockholders (the “Trust Fund”), SPAC may disburse or cause to be disbursed monies from the Trust Fund only: (i) to Redeeming Stockholders who exercise their Redemption Rights or in the event of the dissolution and liquidation of SPAC; or (ii) to or as directed by SPAC (less SPAC’s deferred underwriting compensation only) after SPAC consummates a business combination.

(b)          The Surf Entities agree that, notwithstanding any other provision contained in this Agreement or any other Transaction Document, the Surf Entities do not now have, and shall not at any time prior to the First Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Surf Entities on the one hand, and SPAC on the other hand, this Agreement, any other Transaction Document, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 5.03(b) as the “Claims”). Notwithstanding any other provision contained in this Agreement or any other Transaction Document, the Surf Entities hereby irrevocably waive any Claim any of the Surf Entities may have, now or in the future (in each case, however, prior to the First Effective Time), and will not seek recourse against the Trust Fund (including any distributions therefrom) for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit or limit the Surf Entities from (i) pursuing a claim against SPAC or the stockholders of SPAC pursuant to Section 9.06 of this Agreement for specific performance or other equitable relief (but not any monetary relief) in connection with the Transactions or (ii) pursuing any claims that the surf Entities may have against SPAC’s assets or funds that are not held in the Trust Fund and not distributed to SPAC Stockholders who exercise their Redemption Rights. In the event that any of the Surf Entities commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Fund (including any distribution therefrom) or SPAC’s public stockholders, whether in the form of money damages or injunctive relief, SPAC and its Representatives, as applicable, shall be entitled to recover from the Surf Entities the associated legal fees and costs in connection with any such action, in the event SPAC or its Representatives, as applicable, prevails in such action or proceeding.

Article VI.

ADDITIONAL AGREEMENTS

Section 6.01        Proxy Statement/Prospectus; Registration Statement.

(a)          As promptly as reasonably practicable, SPAC and the Surf Entities shall jointly prepare and Parentco shall file a registration statement on Form S-4 (or such other available form for registration) with the SEC (as such filing is amended or supplemented, the “Registration Statement”), including a proxy statement / prospectus of SPAC and Parentco (as such filing is amended or supplemented, the “Proxy Statement”), which SPAC shall file as a preliminary proxy statement on Schedule 14A, for the purposes of (i) registering under the Securities Act the shares of Parentco Common Stock constituting the Merger Consideration and the Parentco Warrants and the shares of Parentco Common Stock issuable pursuant to the agreement relating to the Southern Acquisition in accordance with the terms thereof (collectively, the “Registration Securities”) and (ii) soliciting proxies from holders of SPAC Common Stock to obtain the requisite approval from such stockholders at a meeting called and held for such purpose (the “SPAC Stockholders’ Meeting”) of (A) the Merger, the Transactions and the Southern Acquisition, (B) adoption of this Agreement, (C) the New Stock Incentive Plan, (D) the ESPP, (E) the Amended and Restated Parentco Certificate of Incorporation, (F) election of the directors to the Parentco Board in accordance with the Parentco Board designation rights set forth in Section 1.06(b), (G) the approval of the issuance of shares of Parentco Common Stock in the Transactions and pursuant to the definitive agreement providing for the Southern Acquisition for the purposes of the Nasdaq Stock Market listing rules, and (H) any other proposals mutually agreed by SPAC and the Surf Entities (the “SPAC Proposals”). The Proxy Statement shall also include the offer and the opportunity for the public holders of SPAC Common Stock to redeem such shares in accordance with such offer. Each of SPAC and the Surf Entities shall use their respective reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of SPAC and the Surf Entities shall notify the other

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promptly upon the receipt of any written or oral comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Registration Statement, the Proxy Statement or any other filings required under the Exchange Act, the Securities Act or any other securities Laws relating to the Transactions (collectively, the “Other Filings”) or for additional information. As promptly as practicable after receipt thereof, each of SPAC and the Surf Entities shall provide the other and its counsel with copies of all written correspondence between SPAC, the Surf Entities or any of their respective representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement or any Other Filing. Each of SPAC and the Surf Entities and their respective counsel shall have the opportunity to review the Registration Statement, the Proxy Statement and any exhibits, amendments or supplements thereto, as well as any Other Filings, and shall consult with each other and their respective advisors concerning any comments from the SEC with respect thereto; provided, further that each of SPAC and the Surf Entities shall reasonably consider and take into account the suggestions, comments or opinions of the other parties and their respective advisors, and neither SPAC nor any of the Surf Entities shall file the Registration Statement, the Proxy Statement, or any exhibits, amendments or supplements thereto, or any Other Filings, or any response letters to any comments from the SEC with respect to any of the foregoing without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. If any Party becomes aware of the occurrence of any event which would reasonably be expected to result in the Registration Statement or the Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, such party shall promptly inform the other parties hereto of such occurrence and the parties shall cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the stockholders of SPAC and Parentco, an amendment or supplement to the Registration Statement and/or the Proxy Statement. Parentco shall advise the other parties, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the Registration Securities issuable in connection with the Mergers for offering or sale in any jurisdiction, and SPAC and the Surf Entities shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Filing fees with respect to the Registration Statement and the Proxy Statement required under the Securities Act and the Exchange Act shall be paid evenly by the Company and SPAC.

(b)          The Proxy Statement will be sent to the holders of SPAC Common Stock as soon as practicable following the date on which the Registration Statement is declared effective by the SEC (but in any event, within ten (10) Business Days following such date) for the purpose of soliciting proxies from holders of SPAC Common Stock to vote at the SPAC Stockholders’ Meeting in favor of the SPAC Proposals.

(c)The Surf Entities shall provide SPAC, as promptly as reasonably practicable, with such information concerning the Company and its Subsidiaries as may be necessary for the information concerning the Company and its Subsidiaries in the Registration Statement, the Proxy Statement and the Other Filings to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the SPAC Stockholders’ Meeting, and the preparation and filing of the Other Filings. The information relating to the Company and its Subsidiaries furnished by or on behalf of the Company and its Subsidiaries for inclusion in the Registration Statement and the Proxy Statement will not, (i) as of the time the Registration Statement is declared effective, (ii) as of the date of mailing of the Proxy Statement to the holders of SPAC Common Stock or (iii) at the time of the SPAC Stockholders’ Meeting contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, the Surf Entities shall use reasonable best efforts to ensure that the Registration Statement and the Proxy Statement do not, as of the date of the Written Consent, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. In addition, SPAC shall provide to the Surf Entities, as promptly as reasonably practicable, with such information concerning SPAC as may be necessary for the information concerning SPAC in the Registration Statement and the Proxy Statement to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the SPAC

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Stockholders’ Meeting. The information relating to SPAC furnished by or on behalf of SPAC for inclusion in the Registration Statement and the Proxy Statement will not, (i) as of the time the Registration Statement is declared effective, (ii) as of the date of mailing of the Proxy Statement to the holders of SPAC Common Stock or (iii) at the time of the SPAC Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, SPAC shall use reasonable best efforts to ensure that the Registration Statement and the Proxy Statement do not, as of the date on which the Proxy Statement is distributed to the holders of SPAC Common Stock, and as of the date of the SPAC Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(d)          SPAC shall include in the Proxy Statement the recommendation of SPAC Board that the holders of SPAC Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger and the Transactions and the other proposals to be submitted to the holders of SPAC Common Stock in connection with the Merger and the Transactions (the “SPAC Board Recommendation”) and shall otherwise act in good faith and solicit and use reasonable best efforts to obtain the SPAC Stockholder Approval, including setting a record date, calling the SPAC Stockholders’ Meeting, mailing the Proxy Statement to its stockholders on a timely basis, and holding the SPAC Stockholders’ Meeting and shall not withdraw the SPAC Board Recommendation prior to SPAC Stockholders’ Meeting. If SPAC determines in good faith that (i) any supplement or amendment to the Proxy Statement is required to satisfy any other applicable Legal Requirement, or (ii) on a date for which the SPAC Stockholders’ Meeting is scheduled, SPAC reasonably determines that the Merger cannot be consummated for any reason, whether or not a quorum is present, SPAC may make one or more successive postponements or adjournments of the SPAC Stockholders’ Meeting with the prior written consent of the Surf Entities, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.02        SPAC Stockholders’ Meetings.  SPAC shall, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold the SPAC Stockholders’ Meeting for the purpose of voting upon (i) the SPAC Proposals and (ii) a proposal to adjourn the SPAC Stockholders’ Meeting, as necessary, if on a date for which the SPAC Stockholders’ Meeting is scheduled, SPAC reasonably determines that the Merger cannot be consummated for any reason (the “SPAC Stockholder Approval”), and SPAC shall hold the SPAC Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. SPAC shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the SPAC Stockholder Approval and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders with respect to the SPAC Stockholder Approval. SPAC covenants that none of the SPAC Board or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the SPAC Board to withdraw or modify, in a manner adverse to the Company, the SPAC Board Recommendation or any other recommendation by the SPAC Board of the proposals set forth in the Proxy Statement and the Proxy Statement shall include the recommendation of the SPAC Board to the stockholders of SPAC in favor of the proposals set forth in the Proxy Statement, including the SPAC Board Recommendation.

Section 6.03        Company Member Consent.

(a)          The Company shall use its reasonable best efforts to solicit and obtain the approval (the “Company Member Approval”) of the Company Proposals by the requisite number of holders of Company Ordinary Shares and Company Preferred Shares pursuant to irrevocable written consents of such holders (the “Written Consent”) as promptly as practicable, and in any event within ten (10) Business Days, after the Registration Statement is declared effective by the SEC. The materials submitted to the members of the Company in connection with the Written Consent shall include the Company Board Recommendation. The Company covenants that none of the Company Board or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the Company Board to withdraw or modify, in a manner adverse to SPAC, the Company Board Recommendation or any other recommendation by the Company Board of the proposals set forth in the Proxy Statement. Promptly following receipt of the Written Consent, the Company shall deliver a copy of such Written Consent to SPAC.

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(b)          Promptly following receipt of the Written Consent, the Company shall prepare and deliver a notice (the “Company Member Notice”) to every member of the Company that did not execute the Written Consent. The Company Member Notice shall (i) include a statement to the effect that the Company Board unanimously determined that the Merger is advisable and in the best interests of the members of the Company and unanimously approved and adopted this Agreement, the Second Merger and the other Transactions, and (ii) provide the member of the Company to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Second Merger and the other Transactions and the other Company Proposals.

Section 6.04        [Reserved]

Section 6.05        Access to Information; Confidentiality.

(a)          From the date of this Agreement until the Second Effective Time, the Company and SPAC shall (and shall cause their respective Subsidiaries to): (i) provide to the other party (and the other party’s officers, managers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request; provided, however, that (A) the Company and SPAC and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the other party; and (B) nothing herein shall require the Company and SPAC to provide access to, or to disclose any information to, the other party or any of its Representatives if such access or disclosure, in the good faith reasonable belief of such party, (x) would waive any legal privilege or (y) would be in violation of applicable Laws or regulations of any Governmental Authority or the provisions of any agreement to which such party is a party (taking into account the confidential nature of the disclosure); provided, that, in each case, the Company and SPAC shall use their respective reasonable best efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without violating such privilege, contract or Law.

(b)          All information obtained by the parties pursuant to this Section 6.05 shall be kept confidential in accordance with the non-disclosure agreement, dated December 10, 2021 (the “Confidentiality Agreement”), between SPAC and the Company.

(c)          No investigation pursuant to this Section 6.05 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.06        No Solicitation.

(a)          Company Non-Solicitation. From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 8.01, except as provided in this Section 6.06(a), (i) the Surf Entities shall, and shall cause the other Company Subsidiaries and its and the Surf Entities’ and the other Company Subsidiaires’ respective officers and directors to, immediately cease, and shall instruct and cause the Surf Entities’ and the other Company Subsidiaires’ respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal, (ii) the Surf Entities shall not, and shall cause the Company Subsidiaries and the Surf Entities’ and the other Company Subsidiaires’ respective officers and directors not to, and shall instruct and cause its other Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of, a Company Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of the Surf Entities or any of the other Company Subsidiaries to, any Person (other than SPAC or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, (iii) the Surf

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Entities shall not provide any third party and shall on the date of this Agreement, terminate access of any third party who has made or indicated an interest in making a Company Acquisition Proposal to any data room (virtual or actual) containing any nonpublic information of the Surf Entities or any of the other Company Subsidiaries, and (iv) within two (2) Business Days of the date of this Agreement, the Surf Entities shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with any of the Surf Entities or any of the other Company Subsidiaries. The Surf Entities shall promptly notify SPAC (and in any event within twenty-four (24) hours) of the receipt of any Company Acquisition Proposal after the date hereof.

(b)          SPAC Non-Solicitation. From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 8.01, (i) SPAC shall, and shall cause its officers and directors to, immediately cease, and shall instruct and cause its other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to a SPAC Acquisition Proposal, (ii) SPAC shall not, and shall cause its officers and directors not to, and shall instruct and cause its other Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of a SPAC Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of SPAC to, any Person (other than the Surf Entities or any of their Representatives) relating to or for the purpose of encouraging or facilitating any SPAC Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussion), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of SPAC, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any SPAC Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a SPAC Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, and (iii) within two (2) Business Days of the date of this Agreement, SPAC shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible SPAC Acquisition Proposal with SPAC. SPAC shall promptly notify the Company (and in any event within twenty-four (24) hours) of the receipt of any SPAC Acquisition Proposal after the date hereof.

Section 6.07        Stock Incentive Plan; ESPP.  Prior to the Closing Date, Parentco shall approve and adopt the New Stock Incentive Plan and the ESPP to be effective in connection with the Closing in the forms attached to this Agreement. Promptly after the Closing, Parentco shall grant the New Stock Incentive Plan Initial Awards.

Section 6.08        Notification of Certain Matters.  The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such third party is or may be required in connection with the Transactions; (b) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause the conditions set forth in Article VII to not be satisfied; (c) a Company Material Adverse Effect, or (d) would require any amendment or supplement to the Proxy Statement; provided, however, that the delivery of any notice pursuant to this Section 6.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.09        Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) at the request of the other party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Merger sand the other Transactions and (ii) use its reasonable best efforts to take promptly, or cause to be taken, all appropriate action, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, to satisfy the conditions to the obligations to consummate the Mergers, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the Transactions for the purpose of securing to the parties hereto the benefits contemplated by this Agreement, including, without limitation, using its reasonable best efforts (x) to obtain all Permits, consents, waivers, approvals, authorizations, qualifications and Orders

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of Governmental Authorities as are necessary for the consummation of the Transactions and to fulfill the conditions to the First Merger and the Second Merger, (y) to obtain all consents, approvals or waivers from third parties that are necessary to enable the consummation of the Merger and the other Transactions, including without limitation those set forth in Schedule 7.02(f), and (z) to vigorously defend any Action challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed as promptly as practicable. If, at any time after the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers, managers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)          In furtherance and not in limitation of Section 6.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly (but in any event within 10 Business Days of the date of this Agreement) make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act. Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. Filing fees with respect to the filings required under the HSR Act shall be split evenly by the Company and SPAC.

(c)          No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws.

Section 6.10        Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date or the earlier termination of this Agreement in accordance with Section 8.01, unless otherwise required by applicable Law or the requirements of the Nasdaq Stock Market (in which case SPAC and the Company shall each use their reasonable best efforts to consult with each other before making any required public statement or communication and coordinate such required public statement or communication with the other party, prior to announcement or issuance), no party to this Agreement shall make any other public statement or issue any other public communication regarding this Agreement or the Transactions without the prior written consent of SPAC and the Company, in each case, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, each party hereto and its Affiliates may make internal announcements regarding this Agreement and the Transactions to their respective directors, officers, managers and employees without the consent of any other party hereto and may make public statements regarding this Agreement and the Transactions containing information or events already publicly known other than as a result of a breach of this Section 6.10 (except that this proviso shall not apply to any announcement or statement that would be required to be filed with the SEC pursuant to the Securities Act or the Exchange Act or the rules and regulations thereunder); provided, further, that nothing in this Section 6.10 shall prohibit the Company or any of its Representatives from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent in connection with the Transactions.

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Section 6.11        SEC Filings; Stock Exchange Listings.

(a)          From the date hereof through the Closing, SPAC will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws.

(b)          From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure (i) SPAC and (ii) shares of SPAC Common Stock and SPAC Warrants, respectively, remain listed as a public company on and to be listed on, respectively, the Nasdaq Stock Market (or, with the consent of the Surf Entities, another nationally recognized stock exchange).

(c)          Each of SPAC and Parentco shall use its reasonable best efforts as promptly as practicable after the date of this Agreement, but in no event later than the Closing Date, to: (i) have Parentco satisfy all applicable initial and continuing listing requirements of the Nasdaq Stock Market and (ii) have the shares of Parentco Common Stock and Parentco Warrants approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, under a ticker symbol to be designated by the Company (the “Nasdaq Listing Application”). Each of SPAC and the Surf Entities shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other parties hereto and shall otherwise reasonably assist and cooperate with such other parties in connection with the preparation, filing and distribution of the Nasdaq Listing Application. Each of SPAC and the Surf Entities will use their respective reasonable best efforts to (i) cause the Nasdaq Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the Nasdaq or its staff concerning the Nasdaq Listing Application and (iii) have the Nasdaq Listing Application approved by the Nasdaq as promptly as practicable after such filing. No submission of, or amendment or supplement to, the Nasdaq Listing Application, or response to Nasdaq comments with respect thereto, will be made by SPAC or any of the Surf Entities, as applicable, without the other parties’ prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other parties hereto a reasonable opportunity to review and comment thereon. Each of SPAC and the Surf Entities will promptly notify the other parties hereto upon the receipt of any comments from the Nasdaq or any request from the Nasdaq for amendments or supplements to the Nasdaq Listing Application and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the Nasdaq, on the other hand, and all written comments with respect to the Nasdaq Listing Application received from the Nasdaq and advise the other on any oral comments with respect to the Nasdaq Listing Application received from the Nasdaq.

Section 6.12        Directors’ and Officers’ Indemnification.

(a)          Parentco, SPAC and the Company agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Second Effective Time now existing in favor of the current or former directors, managers, officers or employees of SPAC and the Company (the “D&O Indemnified Parties”), as provided in the Organizational Documents of SPAC or the Company or any indemnification Contract between such Person and SPAC or the Company (in each case, as in effect on the date of this Agreement), shall survive the First Merger or the Second Merger and shall continue in full force and effect. For a period of seven (7) years from the First Effective Time or the Second Effective Time, Parentco and the First Surviving Company or Parentco and the Second Surviving Company shall maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Organizational Documents of SPAC or the Company, as in effect immediately prior to the First Effective Time or the Second Effective Time, with respect to acts or omissions occurring prior to the First Effective Time or the Second Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the final disposition of such action or final resolution of such claim.

(b)          Notwithstanding anything to the contrary set forth in this Section 6.12 or elsewhere in this Agreement, without the prior written consent of the applicable D&O Indemnified Party, neither Parentco, SPAC, the Company nor any of their Subsidiaries (including, after the First Effective Time and the Second Effective Time, the First Surviving Company and the Second Surviving Company and any of their respective Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification is sought by a D&O Indemnified Party under

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or as contemplated by this Agreement unless such settlement, compromise, consent or termination does not include any admission of wrongdoing by such D&O Indemnified Party and includes an unconditional release of such D&O Indemnified Party from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)          Each of SPAC and the Company shall obtain and maintain prior to the Closing a fully-paid, non-cancellable “tail” insurance policy for a term of seven (7) years from the Closing Date in respect of SPAC’s and the Company’s directors and officers (the “D&O Tail Policy”), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under SPAC’s and the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance (or with terms, conditions, retentions and limits of liability that are reasonably prudent in the circumstances, if there is no such existing policy), with respect to matters arising on or before the Closing (including in connection with this Agreement and the Transactions). Parentco, the First Surviving Company and the Second Surviving Company shall maintain the D&O Tail Policy in full force and effect, for its full term, and cause all obligations thereunder to be honored by Parentco, the First Surviving Company and the Second surviving Company. Parentco, the First Surviving Company and the Second Surviving Company will instruct the insurer and broker that they may communicate directly with the D&O Indemnified Party(ies) regarding claims under the D&O Tail Policy, and Parentco, the First Surviving Company and the Second Surviving Company will provide the D&O Indemnified Party(ies) a copy of all insurance policies and coverage correspondence relating to any proceeding involving any D&O Indemnified Party upon request.

(d)          In the event Parentco, the First Surviving Company or the Second Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in any such case proper provision shall be made so that the successors and assigns of Parentco, the First Surviving Company or the Second Surviving Company, or any of their respective successors or assigns, as the case may be, shall assume the obligations set forth in this Section 6.12.

(e)          The D&O Indemnified Parties are express and intended third-party beneficiaries of the provisions of this Section 6.12 and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement. The covenants contained in this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

Section 6.13        Takeover Laws.  If any takeover statute becomes or is deemed to become applicable to SPAC or the Company or the First Merger, the Second Merger or the other Transactions, the Company, SPAC, Parentco, Merger Sub I and Merger Sub II shall use their respective reasonable best efforts to take any and all actions within their respective control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.

Section 6.14        Certain Tax Matters.

(a)          Transfer Taxes. Notwithstanding anything to the contrary contained herein, SPAC shall bear any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The party primarily responsible under applicable law for the filing of any Tax Return in respect of such Transfer Taxes shall be responsible for the timely preparation and filing of any such Tax Return. The parties shall reasonably cooperate as necessary to enable the timely preparation and filing of such Tax Returns provided, further, that any costs associated with such cooperation shall be borne by SPAC.

(b)          Intended Tax Treatment. Each of SPAC and the Surf Entities (i) agree that the Southern Acquisition and the Mergers qualify for the Intended Tax Treatment, (ii) shall take commercially reasonable efforts to cause the Southern Acquisition and the Mergers to qualify for the Intended Tax Treatment, and (iii) shall file all Tax Returns consistent with, and take no position inconsistent with, the Intended Tax Treatment, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar determination under state, local or non-U.S. Law) or a change in applicable Law. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

Section 6.15        Transaction Litigation.  Each party hereto shall promptly notify the other parties hereto of any stockholder demands or other stockholder Actions (including derivative claims and similar demands and Actions) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating

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to this Agreement, any other Transaction Document or the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other parties hereto informed regarding any Transaction Litigation. Each of the parties hereto shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and each of the parties hereto shall give the other parties hereto the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the advice of the other parties hereto with respect to such Transaction Litigation and shall give the other parties hereto the opportunity to participate in the defense and settlement of such Transaction Litigation; provided, that, notwithstanding the foregoing, in no event shall any party hereto or any of its Affiliates be required to incur any out-of-pocket costs or expenses in connection with any Transaction Litigation in which it or its Affiliates is not also a defendant.

Section 6.16        Trust Fund.  SPAC shall take such actions as shall be required to cause the SPAC Trustee, as of the Closing, to liquidate the Trust Fund and to make such payments from the Trust Fund as the parties shall agree.

Section 6.17        SPAC Borrowings.  Through the Closing, SPAC shall be allowed to borrow funds from the Sponsor, its directors, officers, and/or stockholders to meet its reasonable capital requirements (“SPAC Borrowings”), with any such SPAC Borrowings to be made only as reasonably required by the operation of SPAC in due course on a non-interest bearing basis and otherwise on arm’s length terms and conditions and repayable at Closing (or convertible into securities of SPAC in accordance with the terms of the promissory notes issued to evidence the borrowing, which terms have been set forth in the Final Prospectus); provided, that SPAC shall not borrow any such funds without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); and provided, further, that no such consent shall be required to the extent such borrowed funds are used to pay the filing fees for any filing under the Antitrust Laws in connection with the Transactions or the filing fees for the Registration Statement under the Securities Act.

Section 6.18        Southern Acquisition.  Parentco and the Company shall use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the Southern Acquisition to be consummated on the terms set forth in the Surf Combination Agreement, including using their commercially reasonable efforts to (i) maintain in full force and effect the Surf Combination Agreement in accordance with the terms thereof, (ii) satisfy on a timely basis all conditions to the obligations of Southern to consummate the Southern Acquisition set forth in their respective Surf Combination Agreement, to the extent within the control of Parentco, the Company or the Company Subsidiaries, and, subject to the satisfaction or waiver of the conditions to closing set forth in the Surf Combination Agreement, to consummate the Southern Acquisition concurrently with the Closing, (iii) comply on a timely basis with Parentco, the Company and the Company Subsidiaries’ obligations under the Surf Combination Agreement, and (iv) enforce the rights of Parentco, the Company, and the Company Subsidiaries under the Surf Combination Agreement in the event of a breach by Southern of its obligations under their applicable Surf Combination Agreement, including (at the written request of SPAC and only if Parentco, the Company and the Company Subsidiaries have sufficient funds) by filing one or more lawsuits against the counterparties thereto to fully enforce Southern’ obligations (and the rights of Parentco, the Company and the Company Subsidiaries) under the Surf Combination Agreement. The Company has provided SPAC with true and correct copies of the Surf Combination Agreement and Parentco and the Company shall give SPAC prompt written notice upon becoming aware of (A) any breach or default (or any event or circumstance which, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any of the Surf Combination Agreement that would reasonably be expected to cause any of the conditions set forth in any such Surf Combination Agreement not to be satisfied, (B) any written termination or repudiation of, or threat in writing to terminate or repudiate, the Surf Combination Agreement by any party thereto, (C) any material dispute or disagreement between or among any of the parties to any of the Surf Combination Agreement or (D) the occurrence of an event or development that Parentco or the Company reasonably expects to have a material and adverse impact on the ability of Parentco and the Company to consummate the Southern Acquisition. Prior to the Closing, without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), neither Parentco, the Company nor the Company Subsidiaries shall permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Surf Combination Agreement (including, without limitation, any amendment, modification or waiver that (v) adversely affects the ability of the parties to consummate the Southern Acquisition, (w) adversely affects the termination provisions of, or would result in the termination of, the Surf Combination Agreement, (x) imposes additional conditions precedent to the consummation of the Southern Acquisition or amends or modifies any of the existing conditions to the consummation of the Southern Acquisition or (z) adversely impacts the ability of SPAC, the Company or the Company Subsidiaries to enforce their rights against

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the counterparties to the Surf Combination Agreement), or release or consent to the termination of the obligations of the counterparties to the Surf Combination Agreement. Parentco and the Company shall consult in good faith with SPAC in connection with the exercise by Parentco, the Company or the Company Subsidiaries of their rights in the event of (1) any breach or default (or any event or circumstance which, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Surf Combination Agreement or (2) any failure of the conditions to the consummation of the Surf Business Combination, including with respect to the decision whether to waive any such breach, default or failure.

Section 6.19        Non-Redemption and Financing Transactions. Notwithstanding anything in Section 5.02 or Section 6.06(b) to the contrary, following the execution of this Agreement and prior to the date that the Registration Statement has become effective, the Company and SPAC shall work in good faith to (a) enter into non-redemption agreements with certain stockholders of SPAC, which shall provide, among other things, that such stockholders of SPAC shall not exercise Redemption Rights with respect to the shares of SPAC Common Stock held by such stockholders (a “Non-Redemption Transaction”) and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of Parentco to be consummated substantially concurrently with the consummation of the Mergers (a “Financing Transaction”), in each case, on terms mutually acceptable to the Company and SPAC (with each such party acting reasonably and in good faith). If, in connection with the execution of definitive written agreements providing for a Non-Redemption Transaction and/or a Financing Transaction, in any such case, that are in form and substance reasonably acceptable to the Company and SPAC, and the counterparty to such Non-Redemption Transaction and/or Financing Transaction requires as a condition to the execution of such transactions any make whole rights, grants, issuances or transfers of additional equity securities or other similar rights with respect to any shares of Parentco Common Stock that are the subject of such Non-Redemption Transaction or such Financing Transaction, then, subject to the mutual agreement of each of the Company and SPAC to such make-whole, grants, issuances or transfers of additional equity securities or other similar terms and conditions (such agreement not to be unreasonably withheld, conditioned or delayed), up to, but not exceeding, the number of At-Risk Sponsor Shares shall be distributed, issued or transferred to such counterparty, or held back by Parentco, in any such case, in accordance with the terms of the Non-Redemption Transaction and/or the Financing Transaction, as applicable, and, in any such case, shall not be distributed, issued or transferred to Sponsor at or after the Closing (such At-Risk Sponsor Shares to be so distributed, issued, transferred or heldback, the “Allocated Sponsor Shares”), and shall only be distributed, issued or transferred in accordance with such Non-Redemption Transaction and/or Financing Transaction. Notwithstanding anything to the contrary set forth in this Agreement, including this Section 6.19, in no event shall SPAC or the Company agree to any terms or provisions relating to any Non-Redemption Transaction or Financing Transaction, including any make whole rights, grants or transfers of additional equity securities or other similar rights relating thereto, that would reasonably be expected to (A) result in the Transactions not qualifying as an exchange pursuant to Section 351 of the Code (to the extent such Transactions are intended to so qualify) or (B) have other adverse tax consequences to relating to the Transactions.

Section 6.20        Audited Financial Statements.  As soon as reasonably practicable following the date hereof, but in any event no later than September 30, 2022, the Company shall deliver to SPAC true and complete copies of the consolidated financial statements (including any related notes thereto) of the Company and its Subsidiaries for the fiscal year ended December 31, 2021, audited in accordance with GAAP and Regulation S-X by an accounting firm registered with Public Company Accounting Oversight Board, together with the auditor’s report thereon (the “2021 Financial Statements”). The representations and warranties with respect to the Financial Statements set forth in Section 3.07 shall be deemed to be made by the Surf Entities to SPAC with respect to the 2021 Financial Statements as of the date of the delivery of the 2021 Financial Statements and as of the Closing Date for all purposes hereunder, including, without limitation, the purposes of Section 7.02(a). The representations and warranties described in the preceding sentence shall be in addition to, and not in lieu of, the representations and warranties made by the Surf Entities to SPAC with respect to the Financial Statements, including both the Audited Financial Statements and the Interim Financial Statements.

Section 6.21        Financing Agreements.  Without the prior written consent of SPAC (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not amend in a manner materially adverse to SPAC, or cancel or otherwise terminate, the Equity Line Agreement or the SAFE Agreements, shall use reasonable best efforts to ensure that no right of cancellation or termination arises in favor of any other party under the Equity Line Agreement and the SAFE Agreements, and shall take all other commercially reasonable steps to ensure that the Equity Line Agreement and the SAFE Agreements are in full force and effect as of the Closing and the SAFE Agreements are converted into Equity Interests of Parentco as of the Closing in accordance with their terms.

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Section 6.22        Extension of Time Period to Consummate a Business Combination.

(a)          As promptly as reasonably practicable after the date hereof (and in no event later than May 30, 2022), SPAC shall prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of its stockholders for proposals to amend SPAC’s Organizational Documents to extend the time period for SPAC to consummate its initial business combination from June 30, 2022 (the “Extension Approval End Date”) to the date that is not less than three (3) months after the Extension Approval End Date (such date, the “Extended Deadline” and such proposals, the “Extension Proposals”). SPAC shall use its reasonable best efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC and to have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. SPAC shall provide the Company a reasonable opportunity to review the Extension Proxy Statement prior to its filing with the SEC and will consider in good faith the incorporation of any comments thereto provided by the Company.

(b)          To the extent not prohibited by Law, SPAC will advise the Company, reasonably promptly after SPAC receives notice thereof, of the time when the Extension Proxy Statement or any supplement or amendment has been filed or of any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Extension Proxy Statement each time before any such document is filed with the SEC by SPAC and SPAC shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, each of SPAC and the Company shall provide the each other party and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC.

(c)          Each of SPAC and the Company agrees to use commercially reasonable efforts to, as promptly as reasonably practicable, to furnish the other party with such information as shall be reasonably requested concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement. Each of SPAC and the Company shall ensure that any information provided by it or on its behalf for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement, at the earlier of the date it is filed with the SEC or first mailed to the shareholders of SPAC, shall be accurate in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its equityholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. If, at any time prior to the conclusion of the SPAC Extension Meeting, SPAC or the Company becomes aware of (x) the Extension Proxy Statement’s containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (y) any other information which is required to be set forth in an amendment or supplement to the Extension Proxy Statement so that it would not include any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or SPAC (as applicable) shall promptly inform SPAC or the Company (as applicable) and each cooperate with the other in filing with the SEC or mailing to the stockholders of SPAC an amendment or supplement to the Extension Proxy Statement. Each of the Company and SPAC shall use its commercially reasonable efforts to cause their and their Subsidiaries’ managers, directors, officers and employees to be reasonably available to SPAC, the Company and their respective counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(d)          SPAC shall (i) as promptly as practicable after the Extension Proxy Statement is cleared by the SEC, (A) cause the Extension Proxy Statement to be disseminated to the stockholders of SPAC in compliance with applicable Law, (B) duly (x) give notice of and (y) convene and hold a meeting of its stockholders (the “SPAC

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Extension Meeting”) in accordance with SPAC’s Organizational Documents and Nasdaq Listing Rule 5620(b), for a date no later than the Extension Approval End Date; provided, that the SPAC Extension Meeting shall be scheduled for a date and time such that, after the conclusion of such meeting, SPAC shall have sufficient time to effectuate the amendment of the SPAC’s Organizational Documents, and (C) solicit proxies from the holders of SPAC Common Stock to vote in favor of each of the Extension Proposals, and (ii) provide its stockholders with the opportunity to elect to effect a redemption of shares of SPAC Common Stock at a per share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account. SPAC shall, through its Board of Directors, recommend to its stockholders the approval of the Extension Proposals, and include such recommendation in the Extension Proxy Statement. The Board of Directors of SPAC shall not withdraw, amend, qualify or modify its recommendation to the stockholders of SPAC that they vote in favor of the Extension Proposals.

(e)          To the fullest extent permitted by applicable Law, (x) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the SPAC Extension Meeting and submit for approval the Extension Proposals and (y) SPAC agrees that if the SPAC Extension Approval shall not have been obtained at any such SPAC Extension Meeting, then SPAC shall promptly continue to take all such necessary actions, including the actions required by this Section 6.22, and hold additional SPAC Extension Meetings in order to obtain the SPAC Extension Approval. SPAC may only adjourn the SPAC Extension Meeting (i) to solicit additional proxies for the purpose of obtaining the SPAC Extension Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of SPAC prior to the Acquiror Extension Meeting, (iv) to allow reasonable additional time to reduce the number shares of SPAC Common Stock as to which the holders thereof have elected to effect a redemption thereof, or (iv) with the prior written consent of the Company; provided, that the SPAC Extension Meeting (A) may not be adjourned to a date that is more than ten (10) days after the date for which the SPAC Extension Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (B) shall be held no later than the Extension Approval End Date; provided, that following the adjournment, the rescheduled SPAC Extension Meeting shall be scheduled for a date and time such that, after the conclusion of such meeting, SPAC shall have sufficient time to effectuate the amendment of the SPAC’s Organizational Documents.

(f)          As promptly as reasonably practicable following the approval of the Extension Proposals by the requisite holders of SPAC Common Stock (and in any event, within 2 Business Days thereafter), SPAC shall file with the Secretary of State of the State of Delaware the amendment to its Organizational Documents as contemplated by the Extension Proposals and shall deliver to the Company evidence thereof.

(g)          In the event the Closing shall not have occurred prior to the Extended Deadline, SPAC and the Company agree to effect one or more additional extensions of the time period for SPAC to consummate its initial business combination, in accordance with the terms of this Section 6.22, mutatis mutandis. Notwithstanding the foregoing, neither SPAC nor the Company shall be obligated to extend the time period for SPAC to consummate its initial business combination beyond the Outside Date.

Article VII.

CONDITIONS TO THE MERGERS

Section 7.01        Conditions to the Obligations of Each Party.  The obligations of SPAC and the Surf Entities to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by SPAC and the Surf Entities of the following conditions:

(a)          SPAC Stockholder Approval. SPAC Stockholder Approval shall have been received by SPAC.

(b)          Company Member Approval. The Company Member Approval shall have been received by the Company.

(c)          No Injunctions or Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, writ, injunction, determination, Order or award which is then in effect and has the effect of making the First Merger or the Second Merger illegal or otherwise prohibiting consummation of the First Merger or the Second Merger. For the avoidance of doubt, the issuance of a Pre-Consummation Warning Letter by the DOJ, the FTC, or any other Governmental Authority shall not be considered

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a Law, rule, regulation, judgment, decree, writ, injunction, determination, Order or award which would have the effect of making the First Merger or the Second Merger illegal or otherwise prohibiting consummation of the First Merger or the Second Merger.

(d)          U.S. Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the First Merger and the Second Merger under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e)          Governmental Consents. The consents, approvals and authorizations legally required to be obtained to consummate the Transactions set forth in Section 7.01(e) of the Company Disclosure Schedule shall have been obtained from and made with all Governmental Authorities.

(f)          Southern Acquisition. The Southern Acquisition shall have been consummated (which consummation shall be effective simultaneously with the Mergers).

(g)          Net Tangible Assets. Parentco shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately following the Second Effective Time.

(h)          Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Proxy Statement and Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

(i)          Transaction Documents. The Transaction Documents remain in full force and effect and have not been rescinded or terminated by any of the parties thereto.

Section 7.02        Conditions to the Obligations of SPAC.  The obligations of SPAC to consummate the First Merger and the other Transactions are subject to the satisfaction or waiver by SPAC (where permissible) of the following additional conditions:

(a)          Representations and Warranties of the Surf Entities. Each of the representations and warranties of the Surf Entities set forth in Section 3.01 (excluding the second and third sentences of Section 3.01(a)) (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization), Section 3.04 (Authority Relative to This Agreement), Section 3.11 (Board Approval of Surf Entities; Stockholder Approval of Parentco, Merger Sub I and Merger Sub II) and Section 3.24 (Brokers) shall be true and correct (in each case without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all but de minimis respects, in each case as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). The other representations and warranties of the Surf Entities contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not cause a Company Material Adverse Effect.

(b)          Agreements and Covenants. Each of the Surf Entities, respectively, shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such Surf Entity on or prior to the Second Effective Time.

(c)          Surf Entities’ Officer Certificate. The Surf Entities shall have delivered to SPAC a certificate, dated the Closing Date, signed by an authorized officer of each of the Surf Entities certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

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(d)          Surf Entities Secretaries’ Certificates. Each of the Surf Entities shall have delivered to SPAC a certificate, dated the Closing Date, signed by the Secretary of such Surf Entity certifying as to the required stockholder or member approval of the Mergers and the Transactions, as applicable, and to the resolutions of the board of directors of each such Surf Entity authorizing and approving this Agreement, the Mergers and the other Transactions.

(e)          Transaction Documents. The Surf Entities shall have delivered a counterpart signature page to any Transaction Document to which any Surf Entity is a party.

(f)          Insiders. (i) All outstanding material indebtedness owed to the Surf Entities by any Person who will become an officer of Parentco upon the Closing, or any Person designated by the Company who will become a director of Parentco upon the Closing, shall have been repaid in full; (ii) all outstanding material guaranties and similar arrangements pursuant to which the Company or any of its Subsidiaries has guaranteed the payment or performance of any obligations of any such officer or director to a third party shall have been terminated; and (iii) no Affiliate of the Company shall own any direct equity interests in any company that utilizes in its name or otherwise “Surf Air” or any derivative thereof.

(g)          FIRPTA and Section 1446(f) Tax Certificate. On or prior to the First Merger, the Company shall deliver to Parentco properly executed certifications in accordance with (i) Treasury Regulations Section 1.1445-11T(d)(2) and (ii) Treasury Regulations Section 1.1445(f)-2(b)(4).

Section 7.03        Conditions to the Obligations of the Surf Entities.  The obligations of the Surf Entities to consummate the Mergers and the other Transactions are subject to the satisfaction or waiver (where permissible) by the Surf Entities of the following additional conditions:

(a)          Representations and Warranties. Each of the representations and warranties of SPAC set forth in the first sentence of Section 4.01 (Corporate Organization), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to This Agreement), Section 4.10 (Board Approval) and Section 4.12 (Brokers) shall be true and correct (in each case without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth herein) in all but de minimis respects, in each case as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). The other representations and warranties of SPAC contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a SPAC Material Adverse Effect.

(b)          Agreements and Covenants. SPAC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Second Effective Time.

(c)          SPAC Officer Certificate. SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an authorized officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

(d)          SPAC Secretary’s Certificate. SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by the Secretary of SPAC certifying as to the resolutions of SPAC’s respective board of directors unanimously authorizing and approving this Agreement and the other Transactions and respective stockholders, as applicable, authorizing and approving this Agreement and the other Transactions.

(e)          Listing. The Parentco Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq Stock Market (or such other nationally recognized stock exchange mutually agreed to by the parties hereto), subject, if applicable, to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(f)          Transaction Documents. SPAC shall have delivered a counterpart signature page to any Transaction Document to which SPAC is a party.
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(g)          Available Cash. The Available Cash shall be equal to or greater than $300,000,000.

(h)          FIRPTA Tax Certificate. On or prior to the First Merger, SPAC shall deliver to Parentco a properly executed certification in accordance with the Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), together with a notice to the IRS in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Article VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.01        Termination.  This Agreement may be terminated and the First Merger and the Second Merger and the other Transactions may be abandoned at any time prior to the First Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the members of the Company or the stockholders of SPAC, respectively, as follows:

(a)          by mutual written consent of SPAC and the Company; or

(b)          by either SPAC or the Company if the First Effective Time shall not have occurred on or before the date that is six (6) months after the date of this Agreement (the “Outside Date”); provided that the Outside Date shall automatically be extended without any further action by any party hereto for an additional three (3) months if either (i) the Registration Statement has not been declared effective by the SEC as of the original Outside Date, or (ii) the Registration Statement has been declared effective by the SEC, but the SPAC Stockholder’ Meeting has not been completed at least five (5) Business Days prior to then-current Outside Date; provided, further, that this Agreement may not be terminated under this Section 8.01(b) by or on behalf of any party that is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the primary cause of the failure of a condition set forth in Article VII to be satisfied on or prior to the Outside Date; or

(c)          by either SPAC or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, Order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the First Merger or the Second Merger, illegal or otherwise preventing or prohibiting consummation of the First Merger or the Second Merger; or

(d)          by either SPAC or the Company if the SPAC Stockholder Approval is not adopted and approved by the requisite SPAC stockholders at the SPAC Stockholders’ Meeting duly convened and completed, including at any adjournment or postponement thereof; or

(e)          by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Surf Entities set forth in this Agreement, or if any representation or warranty of the Surf Entities shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, that SPAC has not waived such Terminating Company Breach and SPAC is not then in breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, if such Terminating Company Breach is curable by the Company, SPAC may not terminate this Agreement under this Section 8.01(e) unless such breach is not cured by the earlier of (i) thirty (30) days after notice of such breach is provided by SPAC to the Company; and (ii) five (5) Business Days prior to the Outside Date; or

(f)          by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC, set forth in this Agreement, or if any representation or warranty of SPAC shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating SPAC Breach”); provided, that the Company has not waived such Terminating SPAC Breach and the Company is not then in breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied; provided, however, that, if such Terminating SPAC Breach is curable by SPAC, the Company may not terminate this Agreement under this Section 8.01(f) unless such breach is not cured by the earlier of (i) thirty (30) days after notice of such breach is provided by the Company to SPAC; and (ii) five (5) Business Days prior to the Outside Date; or

(g)          by SPAC if the Company Member Approval is not obtained on or prior to the date of the SPAC Stockholders’ Meeting;

Annex A-51

(h)          by SPAC if the definitive Surf Combination Agreement has been validly terminated; or

(i)          by SPAC if the Business Condition has not been satisfied prior to or on September 30, 2022; provided, however, that SPAC shall not be permitted to terminate this Agreement pursuant to this Section 8.01(i) unless the notice of termination pursuant to this Section 8.01(i) is delivered by SPAC to the Company within five (5) Business Days following September 30, 2022 if the Business Condition is not satisfied on or prior to September 30, 2022; or

(j)          by the Company if the Extension Proposals are not approved by the requisite holders of SPAC Common Stock in accordance with Section 6.22.

Section 8.02        Effect of Termination

Subject to Section 8.03, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except in the case of termination subsequent to a willful and intentional breach of this Agreement by such party prior to such termination.

Section 8.03        Fees and Expenses.

(a)          Except as otherwise set forth in this Agreement or any Transaction Document, if the Transactions are not consummated, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses.

(b)          Notwithstanding anything to the contrary set forth in Section 8.03(a), if at the time of the valid termination of this Agreement (i) SPAC was entitled to terminate this Agreement pursuant to Section 8.01(h), (ii) the Company was not entitled to terminate this Agreement pursuant to Section 8.01(c), Section 8.01(d) or Section 8.01(f), and (iii) either (A) the valid termination of the definitive Surf Combination Agreement was primarily a result of any act or omission by Parentco, the Company or any Company Subsidiary, or (B) Parentco or the Company at any time failed to comply with Section 6.18 in any material respect and the definitive Surf Combination Agreement would not reasonably have been expected to have been terminated had Parentco and the Company complied with Section 6.18, then the Company shall reimburse SPAC for 50% of all out-of-pocket expenses reasonably incurred by it in connection with this Agreement and the Transactions, including the reasonable and out-of-pocket fees and expenses of its advisers, counsel, accountants and other experts; provided, however, that notwithstanding anything to the contrary, in no event shall the Company be required to reimburse SPAC pursuant to this Section 8.03(b) in an amount in excess of $250,000.

(c)          Notwithstanding anything to the contrary set forth in Section 8.03(a), if at the time of the valid termination of this Agreement (i) SPAC was entitled to terminate this Agreement pursuant to Section 8.01(i) (taking into account the proviso in Section 8.01(i)), (ii) at the time of such termination, the Company was not entitled to terminate this Agreement pursuant to Section 8.01(c), Section 8.01(d) or Section 8.01(f), and (iii) prior to such termination the Extension Proposals were approved by the requisite holders of SPAC Common Stock in accordance with Section 6.22, then the Company shall reimburse SPAC for SPAC’s out-of-pocket expenses reasonably incurred that arose from obtaining such approval of the Extension Proposals, including the reasonable and out-of-pocket fees and expenses of its advisers, counsel, accountants and other experts arising therefrom; provided, however, that notwithstanding anything to the contrary, in no event shall the Company be required to reimburse SPAC pursuant to this Section 8.03(c) in an amount in excess of $650,000.

(d)          Notwithstanding anything to the contrary set forth in this Agreement, in no event shall SPAC be entitled to any reimbursement of fees and expenses pursuant to both Section 8.03(b) and Section 8.03(c).

Section 8.04        Amendment.  This Agreement may be amended only in writing by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the First Effective Time; provided, however, that (i) after the SPAC Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the stockholders of SPAC, without the receipt of such further approvals; and (ii) after the Company Member Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the members of the Company, without receipt of such further approvals. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Annex A-52

Section 8.05        Waiver.  At any time prior to the First Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article IX.

GENERAL PROVISIONS

Section 9.01        Non-Survival of Representations, Warranties and Agreements.  The representations, warranties, agreements and covenants in this Agreement shall terminate at the Second Effective Time, except that this Section 9.01 shall not limit any covenant or agreement of the parties that by its terms requires performance after the Closing. Effective as of the Closing, there are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement, except for claims based on actual and intentional fraud (it being understood that reckless fraud should be excluded from the foregoing) and, with respect to those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing, the remedies that may be available under Section 9.06.

Section 9.02        Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to SPAC:

Tuscan Holdings Corp. II
135 E. 57th St.
New York, NY 10023
Attention: Stephen Vogel, Chief Executive Officer
Email: Stephen@tuscanholdings.com

with a copy (which shall not constitute effective notice) to:

Graubard Miller
The Chrysler Building
405 Lexington Ave., 11th Fl.
New York, NY 10174
Attention: David Alan Miller/Jeffrey M. Gallant
Email: dmiller@graubard.com/jgallant@graubard.com

if to the Company:

Surf Air Mobility Inc.
12111 S. Crenshaw Blvd
Hawthorne, CA 90250

Attention: General Counsel
Email: legalnotices@surfair.com

Annex A-53

with a copy to:

O’Melveny & Myers LLP
Two Embarcadero Center
28th Floor
San Francisco, California 94111

Attn:      C. Brophy Christensen, Jr.
              Noah Kornblith

E-mail:  bchristensen@omm.com
              nkornblith@omm.com

Section 9.03        Certain Definitions.

(a)          For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“At-Risk Sponsor Shares” means a number of shares of Parentco Common Stock equal to thirty percent (30%) of the shares of Parentco Common Stock Sponsor and its affiliates are entitled to receive in respect of the SPAC Founder Shares in connection with the First Merger without giving effect to any vesting requirements or forfeiture obligations.

“Available Cash” means, without duplication, the amount equal to, as of immediately prior to the Closing: (a) the amount of immediately available funds contained in the Trust Fund available for release to SPAC (for the avoidance of doubt, which shall exclude the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of SPAC Common Stock), plus (b) any funds to be received by Parentco, SPAC, the Company or any Company Subsidiary pursuant to the Equity Line, the SAFE Agreements or any equity or debt financing transaction in which Parentco, SPAC, the Company or any Company Subsidiary is entitled to receive the financing proceeds, substantially concurrently with the Closing (it being understood that (i) $400,000,000 of the Equity Line will be deemed to be received by Parentco substantially concurrently with the Closing and (ii) that the funds invested under the SAFE Agreements will be deemed received by Parentco substantially concurrently with the Closing), plus (c) all funds held by SPAC outside of the Trust Fund and immediately available to SPAC without restriction, minus any Unpaid Transaction Expenses allocable to SPAC pursuant to clause (i) of the definition of Unpaid Transaction Expenses or other unpaid contingent liabilities of SPAC (other than liabilities resulting from liability treatment and classification of the Outstanding SPAC Warrants).

“Benefit Plan” means each (i) “employee benefit plan,” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, restricted stock, stock option, stock appreciation right, phantom equity, other equity-based, severance, salary continuation, supplemental unemployment, termination, employment, transaction or stay bonus, individual consulting or individual independent contracting, change-of-control, health, dental, prescription life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract, or arrangement (whether written or unwritten), in any case (a) to which any of the Company or its Subsidiaries is party, (b) sponsored, maintained, contributed to, or required to be contributed to, by the Company or its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of such Person, or (c) under which the Company or its Subsidiaries has any liability.

“Business Condition” has the meaning set forth in Section 9.03 of the Company Disclosure Schedule under the heading “Business Condition”.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are required by Law to be closed.

“Business Systems” means all software, computer hardware (whether general or special purpose), devices, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes that are owned or used by or for the Company or any Company Subsidiary in the conduct of its business.

Annex A-54

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Change of Control” means any transaction or series of transactions (a) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than Parentco, the First Surviving Company, the Second Surviving Company or any of their respective Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Parentco, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Board of Directors Parentco immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the company surviving the combination, or (ii) the voting securities of Parentco immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination, or (c) the result of which is a sale or other transfer, by operation of law or otherwise, of all or substantially all of the assets of Parentco to any Person.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial and Strategic Arrangement Condition” means if the Company, Parentco or any of their respective Subsidiaries enters into a binding commitment for (i) a Commercial and Strategic Arrangement (as defined below) with an airline listed on Schedule A attached hereto or (ii) a fleet order to provide 50 or more electrified aircraft or powertrains to a reputable U.S. or non-U.S. airline, in either case prior to the later of (i) the Closing and (ii) December 31, 2022. As used herein, a “Commercial and Strategic Arrangement” shall mean an agreement required to be filed by Parentco on Form 8-K under the Exchange Act (or which would be required to be filed by Parentco or the Company if it were a listed company subject to the Exchange Act), including, without limitation, a distribution deal, joint loyalty program, pilot pipeline, fleet order, electrification order or, for non-U.S. airlines, an agreement to franchise service to their region. The list of airlines on Schedule A may be supplemented or modified from time to time, as mutually agreed by the parties hereto.

“Company Acquisition Proposal” means any inquiry, proposal or offer from any person (other than SPAC or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving any of the Surf Entities; (ii) the issuance or acquisition of shares of capital stock or other equity securities of any of the Surf Entities; or (iii) the sale, lease, exchange or other disposition of material properties or assets of any of the Surf Entities, other than in the ordinary course of business.

“Company Closing Share Consideration” means a number of shares of Parentco Common Stock equal to (i) (A) eight hundred fifty million Dollars ($850,000,000) less (B) the amount of indebtedness of the Company and its Subsidiaries (including, for the avoidance of doubt, any Simple Agreements for Future Equity of the Company as to which the holder thereof has agreed to settle such agreement solely in cash, and excluding, for the avoidance of doubt, Southern and its Subsidiaries) in excess of fifteen million Dollars ($15,000,000), plus (C) if the Commercial and Strategic Arrangement Condition is satisfied as of or prior to the Closing, one hundred million Dollars ($100,000,000) divided by (ii) $10.00.

“Company Closing Per Share Consideration” means a number of shares of Parentco Common Stock equal to (i) the Company Closing Share Consideration less the number of shares of Parentco Common Stock issued to stockholders of Southern at the Closing pursuant to the Southern Acquisition, divided by (ii) the total number of outstanding Ordinary Shares of the Company immediately prior to the Second Effective Time on a fully-diluted basis (including the Warrant Shares and the Note Shares, and including the Ordinary Shares issuable upon the Preferred Conversion, but (a) excluding shares reserved under the Plan but not subject to issued and outstanding awards thereunder as of immediately prior to the First Effective Time and (b) excluding the Excluded Interests).

“Company Data” means all Personal Data, Intellectual Property, Company Product Data, confidential information or customer or employee data in the possession or control of the Company, a Company Subsidiary, or any of its or their contractors or services providers with regard to any Company Data obtained from or on behalf of the Company or any Company Subsidiary.

Annex A-55

“Company IP Rights” means, collectively, the Company-Owned Intellectual Property Rights and the Company-Licensed IP that is material to the business of the Company and the Company Subsidiaries as currently conducted.

“Company Key Members” means the members and shareholders of the Company included on Annex A.

“Company Leased Real Property” means any real property which the Company or any of the Company Subsidiaries leases, subleases, licenses an interest in real property from any other third-party Person or otherwise occupies pursuant to a similar occupancy agreement (whether as a tenant, subtenant or pursuant to other occupancy arrangements).

“Company-Licensed IP” means all Intellectual Property owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, condition or development (each a “Change,” and collectively, “Changes”) that, individually or in the aggregate with all other Changes, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities, business plans or results of operation of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company and the Company Subsidiaries to perform their respective obligations under this Agreement and the other Transaction Documents and to consummate the Transactions; provided, however, that, for the purposes of the foregoing clause (a), in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any adverse Change attributable to (i) operating, business, regulatory or other conditions (financial or otherwise) generally effecting the industries in which the Company or the Company Subsidiaries operate; (ii) general economic, financial, market or political conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States; (iii) any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in payments or delays or failures to act by any Governmental Authority), or any continuation of any such stoppage or shutdown; (iv) the announcement or negotiation or pendency or consummation of the Transactions (including the identity of SPAC or any communication by SPAC or any of its Affiliates regarding its plans or intentions with respect to the business of the Company or any Company Subsidiary, and in each case, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with the Company or any Company Subsidiary) or the taking of any action required by this Agreement and the other agreements contemplated hereby, including the completion of the Transactions (provided that this clause (iv) shall not apply to any representation and warranty contained in Section 3.05 to the extent that it purports to address the effect of this Agreement and/or any other Transaction Documents or the Transactions (or the condition to Closing contained in Section 7.02(a) to the extent it relates to such representation and warranty)); (v) any actions taken, or failures to take action, or such other changes or events, in each case, which SPAC has requested in writing or to which it has consented in writing, in each case, after the date of this Agreement; (vi) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions; (vii) the failure of the Company or any Company Subsidiary to meet or achieve the results set forth in any internal or budget, plan, projection, prediction or forecast (although the underlying facts and circumstances resulting in such failure shall be taken into account unless otherwise excluded under clauses (i) through (vi) or (viii) through (x) of this definition); (viii) hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; (ix) effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; or (x) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, or other natural disasters and other force majeure events in the United States or any other country or region in the world, in each case with respect to any of the foregoing clauses (i), (ii), (iii), (vi), (viii), (ix) or (x), to the extent such change does not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and the Company Subsidiaries operate.

“Company Merger Consideration” means the Company Closing Share Consideration.

“Company Option” means options to purchase Ordinary Shares issued under the Plan.

Annex A-56

“Company-Owned Intellectual Property Rights” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary and used in its business as currently conducted.

“Company Product Data” means all data and information, whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Products.

“Company Proposals” means the following proposals for which the Company shall solicit irrevocable written consent of the holders of the Ordinary Shares and Company Preferred Shares pursuant to Section 6.03: (i) to approve the Second Merger and the Transactions and adopt this Agreement, (ii) to convert each Preferred Share into Ordinary Shares immediately prior to the Second Effective Time in accordance with the terms of the Company’s Organizational Documents (the “Preferred Conversion”), (iii) to approve the New Stock Incentive Plan, (iv) to approve the ESPP, (v) to approve the Amended and Restated Parentco Certificate of Incorporation and the Amended and Restated Parentco Bylaws, (vi) to approve the members of the Parentco Board as of the Closing and (vii) such other proposals that the Company Board deems advisable or necessary for the purpose of consummating the Mergers and the Transactions.

“Company RSU” means each award of restricted stock units granted by the Company with respect to the Company’s Ordinary Shares.

“Company Security Holders” means, collectively, as of immediately prior to the Second Effective Time, the stockholders of the Company and the holders of Company Warrants.

“Company Shareholders Agreement” means the Shareholders Agreement, dated as of August 15, 2016, as amended, by and among the Company and the members of the Company signatory thereto.

“Company Shares” means the Ordinary Shares outstanding immediately prior to the Second Effective Time, including any Ordinary Shares issued or issuable upon conversion of the Company Preferred Shares.

“Contract” means any legally binding written or oral agreement, contract, arrangement, lease, sublease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, face covering, personal protective equipment, social distancing, delay, shut down (including, the shutdown of air cargo routes, shut down of foodservice or certain business activities), closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any health organization or Governmental Authority, including with respect to the United States, the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act, and any future Law, directive, guidelines or recommendations promulgated by any Governmental Authority in connection with or in response to COVID-19.

“Earnout Fully Diluted Shares” means the number of shares of Parentco Common Stock issued under this Agreement in connection with the Second Merger to holders of Outstanding Ordinary Shares as of immediately prior to the Second Effective Time.

“Earnout Shares” means the shares of Parentco Common Stock, if any, issued pursuant to Section 2.10.

“Equity Interest” means, with respect to the Company, SPAC or any of their respective Affiliates (including following the Second Effective Time, the Second Surviving Company and any Company Subsidiary), any capital stock of, or other ownership, membership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such person or any of its Affiliates

Annex A-57

that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested, of such person or any of its Affiliates or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that together with the Company is deemed to be a “single employer” for purposes of Section 4001(b)(i) of ERISA or part of the same “controlled group” as the Company for purposes of Section 414 of the Code.

“ESPP” mean the employee stock purchase plan to be adopted by Parentco on or prior to the Closing in the form attached hereto as Exhibit E.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

“Excluded Interests” means any Equity Interests issuable in connection with the SAFE Agreements (including, for the avoidance of doubt, SAFE Agreements with Broader Media Holdings, LLC, Partners for Growth V, L.P. and with Parklane, or any of their respective affiliates) and such other financings effected by the Company, Parentco or any of their respective subsidiaries after the date hereof, but prior to or concurrent with the Closing.

“Families First Act” means the Families First Coronavirus Response Act, as signed into Law by the President of the United States on March 18, 2020.

“GAAP” means United States generally accepted accounting principles, as in effect on the date of this Agreement.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Substances” means (a) those substances defined as hazardous in or regulated as hazardous under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including by-products, breakdown products, crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, per- and poly-fluoroalkyl substances, toxic mold and asbestos.

“Intellectual Property” means (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, trade names, Internet domain names and other source identifiers together all applications, registrations and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (c) copyrights and other works of authorship, moral rights, and registrations and applications for registration thereof, (d) trade secrets (including know how, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases and database rights, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects and related information, in each case, to the extent constituting a trade secret under applicable Law); and (c) all other intellectual property or proprietary rights of any kind or description.

Annex A-58

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of Sudhin Shahani, Deanna White and Douglas Sugimoto, and in the case of SPAC, the actual knowledge of Jordan Vogel and Aaron Feldman.

“Labor Agreement” means (i) any collective bargaining agreement or (ii) any industry-wide or nation-wide agreement governing labor.

“Law” means any law (including common law), statute, ordinance, regulation, rule or Governmental Order, in each case, of any Governmental Authority.

“Liens” means any mortgage, lien, hypothecation, pledge, charge, claim, encumbrance, security interest, attachment, easement, encroachment, right of way, right of first refusal, or other similar restriction (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller), or any agreement to create any of the foregoing.

“Look Back Date” means January 1, 2019.

“Nasdaq Stock Market” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“New Stock Incentive Plan” means the equity incentive plan to be adopted by Parentco on or prior to the Closing in the form attached hereto as Exhibit F.

“New Stock Incentive Plan Initial Award Agreement” means the form of award agreement, in a form mutually acceptable to Parentco and SPAC (with each acting reasonably), to evidence the New Stock Incentive Plan Initial Awards.

“New Stock Incentive Plan Initial Awards” means awards under the New Stock Incentive Plan which cover, in the aggregate and as measured at the time of grant of the awards, seven million (7,000,000) shares of Parentco Common Stock, with each such award to be granted to the individual, and to cover the number of shares of Parentco Common Stock, as determined by Parentco (each such individual identified in such Exhibit, an “Intended Initial Award Recipient”); provided, however, that if an Intended Initial Award Recipient is not employed by Parentco or one of its Subsidiaries at the time the New Stock Incentive Plan Initial Awards are granted, then such individual shall not be entitled to a New Stock Incentive Plan Initial Award and the total number of shares of Parentco Common Stock to be covered by the New Stock Incentive Plan Initial Awards shall be reduced accordingly.

“Order” means any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

“Organizational Documents” means: (i) in the case of a person that is a corporation or a company, its articles or certificate of incorporation and its bylaws, memorandum of association, articles of association, regulations or similar governing instruments required by the Laws of its jurisdiction of formation or organization; (ii) in the case of a person that is a partnership, its articles or certificate of partnership, formation or association, if any, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (iii) in the case of a person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (iv) in the case of a person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization.

Annex A-59

“Outstanding Ordinary Shares” means the total number of outstanding Ordinary Shares of the Company immediately prior to the Second Effective Time (including the Warrant Shares and the Note Shares, and including the Ordinary Shares issuable upon the Preferred Conversion, but (a) excluding Ordinary Shares issuable upon the exercise of Company Options and (b) excluding the Excluded Interests).

“Parentco Common Stock” means common stock of Surf Air Mobility, Inc., par value $0.0001 per share, as set forth in the Organizational Documents of Parentco, as the same may be amended.

“Permit” means any franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business and (B) that relate to amounts not yet delinquent, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses or occupancy of such real property, (iv) non-exclusive licenses of Intellectual Property in the ordinary course of business, (v) Liens set forth on Schedule 9.03, (vi) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of such Leased Real Property, (vii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which are not violated in any material respect and do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) Liens incurred in connection with activities permitted under Section 5.02 hereof and (ix) Liens arising under equipment leases with third parties entered into in the ordinary course of business.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company or a Company Subsidiary, is capable of identifying an individual) or capable of identifying a specific device or non-personally identifying, including, without limitation, aggregate or de-identified data and data collected automatically, including data collected through a mobile or other electronic device.

“Plan” means the Company’s 2016 Equity Incentive Plan, as amended.

“Pre-Consummation Warning Letter” means any letter issued by the Federal Trade Commission (“FTC”), the Antitrust Division of the US department of Justice (“DOJ”) or any other Governmental Authority alerting the parties that (a) any investigation pursuant to any Antitrust Laws remains open, and (b) may subsequently determine that the First or Second Merger contemplated by this Agreement was unlawful. For the avoidance of doubt, in no event shall the foregoing definition apply to any written communication regarding a “second request” from the FTC or the DOJ.

“Products” mean any products or services that are developed by, offered for sale, distributed, or otherwise provided by the Company or the Company Subsidiaries to purchasers, whether directly or through multiple tiers of distribution.

“Redeeming Stockholder” means each SPAC stockholder who properly exercises its Redemption Rights.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of the Certificate of Incorporation of SPAC.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

Annex A-60

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, or a Governmental Authority, any Sanctioned Country; and (iii) any Person directly or indirectly owned 50% or more, or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“SPAC Acquisition Proposal” means any inquiry, proposal or offer from any person (other than the Surf Entities or any of their Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving SPAC; (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of SPAC; or (iii) the sale, lease, exchange or other disposition of material properties or assets of SPAC.

“SPAC Common Stock” means the common stock, par value $0.0001 per share, of SPAC.

“SPAC Founder Shares” means 4,312,500 of SPAC Common Stock issued to the Sponsor in a private placement prior to SPAC’s initial public offering.

“SPAC Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities, business plans, or results of operations of SPAC and its Subsidiaries, taken as a whole, or (ii) the ability of SPAC and its Subsidiaries to perform their respective obligations under this Agreement and the other Transaction Documents and to consummate the Transactions; provided, however, that, for the purposes of the foregoing clause (a), in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, a SPAC Material Adverse Effect: any adverse Change attributable to (i) operating, business, regulatory or other conditions (financial or otherwise) generally effecting the industries in which SPAC operates; (ii) general economic, financial, market or political conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States; (iii) any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in payments or delays or failures to act by any Governmental Authority), or any continuation of any such stoppage or shutdown; (iv) the announcement or negotiation or pendency or consummation of the Transactions or the taking of any action required by this Agreement and the other agreements contemplated hereby, including the completion of the Transactions (provided that this clause (iv) shall not apply to any representation and warranty contained in Section 4.05 to the extent that it purports to address the effect of this Agreement and/or any other Transaction Documents or the Transactions (or the condition to Closing contained in Section 7.03(a) to the extent it relates to such representation and warranty)); (v) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested in writing or to which it has consented in writing, in each case, after the date of this Agreement; (vi) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions (including any SEC SPAC Accounting Changes); (vii) changes in the market for securities of SPAC (although the underlying facts and circumstances resulting in such change shall be taken into account unless otherwise excluded under clauses (i) through (vi) or (viii) through (x) of this definition); (viii) hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; (ix) effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; or (x) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, or other natural disasters and other force majeure events in the United States or any other country or region in the world, in each case with respect to any of the foregoing clauses (i), (ii), (iii), (vi), (viii), (ix) or (x), to the extent such change does not disproportionately affect SPAC and its Subsidiaries, taken as a whole, relative to other companies in the industries in which SPAC and its Subsidiaries operate.

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“SPAC Private Warrants” means, collectively, the Private Warrants and the Post IPO Warrants, each as defined in the SPAC Warrant Agreement.

“SPAC Warrant Agreement” means that certain warrant agreement, dated July 11, 2019, by and between SPAC and Continental Stock Transfer & Trust Company.

“SPAC Warrants” means the warrants to purchase shares of SPAC Common Stock governed by the SPAC Warrant Agreement.

“Sponsor” means Tuscan Holdings Acquisition II LLC.

“Subsidiary” or “Subsidiaries” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly (a) owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise. For the purposes of this Agreement, “Subsidiary” shall not include Southern whether before or after the consummation of the Southern Acquisition.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other similar tax, including any interest, penalties or additions to tax in respect of the foregoing.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Trading Day” means any day on which shares of Parentco Common Stock are actually traded on the principal securities exchange or securities market on which shares of Parenco Common Stock are then traded.

“Transaction Documents” means this Agreement, including all schedules and exhibits hereto, the Company Disclosure Schedule, the SPAC Disclosure Schedule, the Amended and Restated Parentco Certificate of Incorporation, the Registration Rights Agreement, the Lock-up Agreement, the Sponsor Letter Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Parentco, Merger Sub I, Merger Sub II or the Company in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including the Mergers; provided, however, that the Transactions shall not include the the Southern Acquisition.

“Transfer Taxes” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported

Annex A-62

for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of Parentco.

“WARN Act” means the Worker Adjustment and Retraining Notification Act (29 USC § 2101 et seq.) and the regulations promulgated thereunder or any similar state, local or foreign Law.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 3.10
Agreement	Preamble
Amended and Restated Parentco Bylaws	§ 1.05(d)
Amended and Restated Parenco Certificate of Incorporation	§ 1.05(c)
Anti-Corruption Laws	§ 3.20(a)
Antitrust Laws	§ 6.09(b)
Articles of Merger	§ 1.03(b)
Audited Financial Statements	§ 3.07(a)
Blue Sky Laws	§ 3.05(b)
Cancelled Warrant	§ 2.06(b)
Cancelled Warrant Consideration	§ 2.06(b)
Certificate of Merger	§ 1.03(a)
Claims	§ 5.03(b)
Class A-1 Preferred Shares	§ 3.03(b)
Class A-2 Preferred Shares	§ 3.03(b)
Class A-3 Preferred Shares	§ 3.03(b)
Class A-4 Preferred Shares	§ 3.03(b)
Class A-5 Preferred Shares	§ 3.03(b)
Class B-1 Preferred Shares	§ 3.03(b)
Class B-2 Preferred Shares	§ 3.03(b)
Class B-3 Preferred Shares	§ 3.03(b)
Class B-4 Preferred Shares	§ 3.03(b)
Class B-5 Preferred Shares	§ 3.03(b)
Class B-6a Preferred Shares	§ 3.03(b)
Class B-6s Preferred Shares	§ 3.03(b)
Class B-2 Preferred Warrants	§ 2.06(b)
Class B-3 Preferred Warrants	§ 2.06(b)
Class B-4 Preferred Warrants	§ 2.06(b)
Closing	§ 1.02
Closing Date	§ 1.02
Companies Act	Recitals
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Certificates	§ 2.03(b)
Company Closing Merger Consideration	§ 2.03(b)
Company Disclosure Schedule	Article III
Company Member Approval	§ 6.03(a)
Company Member Notice	§ 6.03(b)
Company Merger Payment Schedule	§ 2.03(a)
Company Permits	§ 3.06

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Defined Term	Location of Definition
Company Preferred Shares	§ 3.03(b)
Company Proprietary Information	§ 3.15(a)
Company Subsidiary	§ 3.01(a)
Company Warrants	§ 2.06(b)
Confidentiality Agreement	§ 6.05(b)
Converted Parentco Option	§ 2.07(a)
COVID-19 Quarantine Period	§ 3.19
D&O Indemnified Parties	§ 6.12(a)
D&O Tail Policy	§ 6.12(c)
DGCL	Recitals
Dissenter Rights	§ 2.04(a)
Dissenting Shareholder	§ 2.04(a)
Dissenting Shares	§ 2.04(a)
Enforceability Exceptions	§ 3.04
Exchange Agent	§ 2.03(b)
Exchanged Company RSU	§ 2.08
Exchange Fund	§ 2.03(b)
Financial Statements	§ 3.07(a)
First Effective Time	§ 1.03(a)
First Merger	Recitals
First Surviving Company	§ 1.01(a)
Founder Preferred Shares	§ 3.03(b))
HSR Act	§ 3.05(b)
Intended Tax Treatment	Recitals
Interim Financial Statements	§ 3.07(a)
IT Systems	§ 3.16(c)
Letter of Transmittal	§ 2.03(c)
Lock-Up Agreement	Recitals
Material Contracts	§ 3.19(a)
Merger Consideration	§ 2.03(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
Nasdaq Listing Applications	§ 6.11(c)
Ordinary Shares	§ 3.03(b)
Ordinary Warrants	§ 2.06(b)
Other Filings	§ 6.01(a)
Outside Date	§ 8.01(b)
Outstanding Company Ordinary Shares	§ 3.03(b)
Outstanding SPAC Shares	§ 4.03(a)
Outstanding SPAC Warrants	§ 4.03(a)
Outstanding Preferred Shares	§ 3.03(b)
Parentco	Preamble
Parentco Board	Recitals
Parentco Warrant	§ 2.06(a)
Private Placements	Recitals
Proxy Statement	§ 6.01(a)
Real Estate Lease Documents	§ 3.145b)
Real Property Lease	§ 3.15(c)
Registration Rights Agreement	Recitals

Annex A-64

Defined Term	Location of Definition
Registration Securities	§ 6.01(a)
Registration Statement	§ 6.01(a)
Representatives	§ 6.05(a)
SEC	§ 4.07(a)
Second Effective Time	§ 1.03(b)
Second Merger	Recitals
Second Surviving Company	§ 1.01(b)
Securities Act	§ 4.07(a)
Southern	Recitals
Southern Acquisition	Recitals
SPAC	Preamble
SPAC Board	Recitals
SPAC Board Recommendation	§ 6.01(d)
SPAC Disclosure Schedule	Article IV
SPAC Merger Consideration	§ 2.03(b)
SPAC Per Share Consideration	§ 2.01(a)
SPAC Preferred Stock	§ 4.03(a)
SPAC Proposals	§ 6.01(a)
SPAC SEC Reports	§ 4.07(a)
SPAC Stockholder Approval	§ 6.02
SPAC Stockholders’ Meeting	§ 6.01(a)
SPAC Trustee	§ 4.13
Sponsor Letter Agreement	Recitals
Sponsor Lock-Up Agreement	Recitals
Surf Entities	Preamble
Terminating Company Breach	§ 8.01(e)
Terminating SPAC Breach	§ 8.01(f)
Transaction Litigation	§ 6.15
Trust Agreement	§ 4.13
Trust Fund	§ 5.03(a)
Voting Support Agreement	Recitals
Written Consent	§ 6.03(a)

Section 9.04        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05        Entire Agreement; Assignment.  This Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise); provided, however, that the Company may assign its rights (in whole or in part) under this Agreement to any lender or financing source, but in no event shall any such assignment release the Company from any of its obligations under this Agreement.

Section 9.06        Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Transactions)

Annex A-65

in the Delaware Chancery Court or, if that court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 9.07        Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than Section 6.15 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 9.08        Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court (or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement or any other Transaction Document brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

Section 9.09        Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Transaction Documents or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, Transaction Documents and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.

Section 9.10        No Other Representation.  None of the parties, their securityholders nor any of their respective representatives has made any representations or warranties, express or implied, of any nature whatsoever relating to such party or its business or otherwise in connection with the Transactions contemplated by this Agreement or any Transaction Document, other than those representations and warranties expressly set forth in Article III or Article IV, as the case may be, in each case, as modified by the schedules to this Agreement. Without limiting the generality of the foregoing, none of the parties nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to such party made available to the other party and its Representatives, including due diligence materials, or in any presentation of the business of such party by management such party or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the other party in executing, delivering and performing this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in Article III or Article IV, as the case may be, as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by any party or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the such party, and are not and shall not be deemed to be relied upon by any other party in executing, delivering and performing this Agreement, the Transaction Documents and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in Article III or Article IV, as the case may be, in each case, as modified by the Schedules to this Agreement.

Section 9.11        Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

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Section 9.12        Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13        Construction.  In this Agreement:

(a)          References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b)          The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c)          Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all.”

(d)          Unless otherwise specified, any reference to any reference to a statute or other Law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time.

(e)          Any reference to a numbered schedule means the same-numbered section of the Company Disclosure Schedule. Any reference in a schedule contained in the Company Disclosure Schedules shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties (or applicable covenants) contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty (or applicable covenants) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

(f)          If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(g)          References to “$” or Dollars means United States Dollars.

(h)          Captions are not a part of this Agreement, but are included for convenience, only.

[Signature Page Follows.]

Annex A-67

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TUSCAN HOLDINGS CORP. II
By:
Name:
Title:
SURF AIR GLOBAL LIMITED
By:
Name:
Title:
SURF AIR MOBILITY INC.
By:
Name:
Title:
THCA Merger sub inc.
By:
Name:
Title:
sagl merger sub limited
By:
Name:
Title:

[Signature Page to Business Combination Agreement]

Annex A-68

AMENDMENT NO. 1 TO
BUSINESS COMBINATION AGREEMENT

AMENDMENT NO.1 TO BUSINESS COMBINATION AGREEMENT, dated as of September 1, 2022 (this “Amendment”), by and among Tuscan Holdings Corp. II, a Delaware corporation (“SPAC”), Surf Air Global Limited, a BVI business company formed under the laws of the British Virgin Islands (the “Company”), Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Parentco”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parentco (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of Parentco (“Merger Sub II” and together with the Company, Parentco and Merger Sub I, the “Surf Entities”).

WHEREAS, the SPAC and the Surf Entities are parties to that certain Business Combination Agreement, dated as of May 17, 2022 (as amended or supplemented from time to time, the “BCA”; capitalized terms used but not defined herein have the meanings ascribed to them in the BCA), pursuant to which (i) on the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the DGCL, Merger Sub I will merge with and into SPAC (the “First Merger”), with SPAC surviving the First Merger as a wholly-owned Subsidiary of Parentco, and (ii) on the Closing Date, simultaneously with the First Merger, upon the terms and subject to the conditions of this Agreement and in accordance with Section 170 of the Companies Act, Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of Parentco; and

WHEREAS, pursuant to Section 8.04 of the BCA, the BCA may be amended in writing by Tuscan and the Surf Entities, and the parties desire to amend the BCA and agree as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendments.

1.1. Section 8.01 of the BCA is hereby amended by deleting paragraph (i) thereof in its entirety and replacing it with:

“(i) by SPAC if the Business Condition has not been satisfied prior to the earlier of the Closing Date and the Outside Date; provided, however, that SPAC shall not be permitted to terminate this Agreement pursuant to this Section 8.01(i) unless the notice of termination pursuant to this Section 8.01(i) is delivered by SPAC to the Company within ten (10) Business Days following the earlier of the Closing Date and the Outside Date if the Business Condition is not satisfied prior to such date; or”

1.2. Section 8.03 of the BCA is hereby amended by replacing the reference to “$650,000” in paragraph (c) with “$400,000”.

2. Consent to Indebtedness. For the purposes of Section 5.01 of the BCA, the Company hereby consents to the incurrence by the SPAC of up to $250,000 of indebtedness from the Surf Entities.

3. No Other Modifications. Except as expressly set forth herein, the BCA shall remain unchanged and in full force and effect. This Amendment and the BCA shall be read together as one agreement, and all references to “this Agreement” in the Merger Agreement shall be deemed to refer to the BCA as modified and amended by this Amendment (other than references to the “date of this Agreement” or similar references which shall continue to refer to May 17, 2022).

4. Representations and Warranties. Each of the parties hereby represents and warrants to the other parties that (a) such party has all necessary power and authority to execute and deliver this Amendment, (b) the execution and delivery of this Amendment have been duly authorized and approved, (c) no other entity or governing body action on the part of such party is necessary to authorize the execution and delivery by such party of this Amendment; and (d) this Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

Annex A-69

5. Counterparts; Electronic Delivery. This Amendment and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

6. Miscellaneous. Article IX of the BCA is hereby incorporated into this Amendment mutatis mutandis.

[Remainder of page intentionally left blank]

Annex A-70

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TUSCAN HOLDINGS CORP. II
By:	/s/ Stephen Vogel
Name:	Stephen Vogel
Title:	Chief Executive Officer
SURF AIR GLOBAL LIMITED
By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	Chief Executive Officer
SURF AIR MOBILITY INC.
By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	President, Chief Financial Officer, Treasurer and Secretary
THCA MERGER SUB INC.
By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	President, Chief Financial Officer, Treasurer and Secretary
SAGL MERGER SUB LIMITED
By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	Director

[Signature Page to Amendment No. 1 to BCA]

Annex A-71

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
SURF AIR MOBILITY INC.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

Surf Air Mobility Inc. (the “Corporation”), a corporation organized and the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The present name of the Corporation is Surf Air Mobility Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 5, 2022 under the name Surf Air Mobility Inc. (the “Original Certificate”).

SECOND: The certificate of incorporation of the Corporation as heretofore in effect is hereby amended and restated in its entirety as set forth in this Amended and Restated Certificate of Incorporation hereinafter provided for (this “Certificate of Incorporation”).

THIRD: This Certificate of Incorporation herein certified has been duly adopted by the Corporation in accordance with Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of the Corporation in accordance with the DGCL.

FOURTH: This Certificate of Incorporation shall become effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

FIFTH: This Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

Article I

Name

The name of the Corporation is Surf Air Mobility Inc.

Article II

Registered Office

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801, and the name of the Corporation’s registered agent at such address is Corporation Trust Company.

Article III

Purpose and Powers

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

Article IV

Capital Stock

Section 4.1          Authorized Capital Stock.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is five hundred million (500,000,000) shares of capital stock, consisting of (i) four hundred ninety five million (495,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Annex B-1

Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Section 4.2          Common Stock.

The voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Common Stock, in addition to those set forth elsewhere herein, are as follows:

(a)         Voting Rights. Each holder of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and to cast one vote for each outstanding share of Common Stock held by such holder on all matters on which stockholders are entitled to vote generally. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(b)         Dividends and Distributions. Subject to the prior rights of the holders of all series of Preferred Stock at the time outstanding having prior rights or preferences as to dividends or other distributions, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends and other distributions as may be declared from time to time by the Board of Directors and shall share equally on a per share basis in all such dividends and other distributions.

(c)             Liquidation. Subject to the prior rights of creditors of the Corporation, including without limitation the payment of expenses relating to any liquidation, dissolution or winding up of the Corporation, and the holders of all series of Preferred Stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation. A merger or consolidation of the Corporation with any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

Section 4.3          Preferred Stock.

The Board of Directors is hereby expressly authorized, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any series of Preferred Stock then outstanding), to provide for the issuance of all or any shares of the Preferred Stock in one or more series of Preferred Stock, and to fix for each such series the voting powers, if any, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, if any, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the DGCL.

Annex B-2

Article V

Board of Directors

Section 5.1          Powers of the Board of Directors.

Except as otherwise provided by the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.2          Number of Directors.

Subject to any rights of the holders of Preferred Stock to elect directors, the Board of Directors shall consist of one or more members, the exact number of which shall be fixed by, or in the manner provided in, the Corporation’s Amended and Restated Bylaws (as may be further amended, restated, modified or supplemented from time to time, the “Bylaws”).

Section 5.3          Classification of the Board of Directors.

The directors of the Corporation (other than those directors elected by the holders of any series or class of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be and are divided into three (3) classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. The Board of Directors may assign members of the Board of Directors already in office at the Effective Time to such classes. Subject to the rights of holders of any series or class of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the Effective Time; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent directors. A director may resign at any time upon notice to the Corporation as provided in the Bylaws.

Section 5.4          Removal of Directors.

Except for any Preferred Stock Director, any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Section 5.5          Vacancies.

Subject to the rights of any series of Preferred Stock then outstanding, any vacancy on the Board of Directors, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Section 5.6          Preferred Stock Directors.

During any period when the holders of any series of Preferred Stock have the right to elect Preferred Stock Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified

Annex B-3

number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

Section 5.7          Powers and Authority.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Certificate of Incorporation.

Article VI

Stockholder Action

Section 6.1          Election of Directors.

Elections of directors need not be by written ballot except and to the extent provided in the Bylaws.

Section 6.2          Advance Notice.

Advance notice of nominations for the election of directors or proposals or other business to be considered by stockholders, which are made by any stockholder of the Corporation, shall be given in the manner and to the extent provided in the Bylaws.

Section 6.3          Stockholder Action by Written Consent.

Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of a meeting of stockholders.

Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

Article VII

Limitation of Director Liability; Indemnification

Section 7.1          No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VII, because of amendments or modifications of the DGCL or otherwise, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to the effective date of such repeal or modification.

Section 7.2          To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director

Annex B-4

or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section VII(B) or otherwise. The rights to indemnification and advancement of expenses conferred by this Section VII(B) shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

Article VIII

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the entire Board of Directors (assuming no vacancies on the Board of Directors). The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Article IX

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal or to adopt any provision of this Certificate of Incorporation inconsistent with any provision of Article V, Article VI, Article VII, Article VIII, this Article IX, Article X, OR Article XI.

Article X

Limitations on Foreign Ownership

At no time shall more than 25% of the voting interest of the Corporation be owned or controlled by persons who are not “citizens of the United States” (as such term is defined in Title 49, United States Code, Section 40102 and administrative interpretations thereof issued by the Department of Transportation or its successor, or as the same may be from time to time amended) (“Non-Citizens”). In the event that Non-Citizens shall own (beneficially or of record) or have voting control over any shares of capital stock of the Corporation, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership or control of a U.S. air carrier. The Bylaws shall contain provisions to implement this Article X, including, without limitation, provisions restricting or prohibiting transfer of shares of voting stock to Non-Citizens and provisions restricting or removing voting rights as to shares of voting stock owned or controlled by Non-Citizens. Any determination as to ownership, control or citizenship made by the Board of Directors shall be conclusive and binding as between the Corporation and any stockholder for purposes of this Article X.

Annex B-5

Corporation Opportunity

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under the DGCL (including Section 122(17) thereof): (a) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and (b) waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

Article XI

Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

* * *

Annex B-6

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf this ___ day of _________ 2022.

SURF AIR MOBILITY INC.

By:
Name:
Title:	Chief Executive Officer

Annex B-7

Annex C

AMENDED AND RESTATED BYLAWS

OF

surf air mobility inc.

A Delaware Corporation

Effective [__________], 2022

Annex C Pages
Article I OFFICES		C-1
1.1	Principal Executive Office	C-1
1.2	Registered Office	C-1
1.3	Other Offices	C-1

Article II STOCKHOLDERS’ MEETINGS		C-1
2.1	Place of Meetings	C-1
2.2	Annual Meetings	C-1
2.3	Special Meetings	C-1
2.4	Notice	C-1
2.5	Adjournments	C-1
2.6	Quorum	C-2
2.7	Voting	C-2
2.8	Participation at Stockholder Meetings by Remote Communications	C-2
2.9	Proxies	C-2
2.10	No Stockholder Action by Written Consent	C-3
2.11	Record Date	C-3
2.12	Stockholders’ List	C-3
2.13	Conduct of Meetings	C-3
2.14	Advance Notice of Stockholder Business and Director Nominations	C-4

Article III DIRECTORS		C-7
3.1	Powers and Duties	C-7
3.2	Number and Qualifications	C-7
3.3	Classified Board of Directors	C-7
3.4	Resignations and Removals of Directors	C-7
3.5	Vacancies	C-7
3.6	Regular Meetings	C-8
3.7	Special Meetings	C-8
3.8	Organization	C-8
3.9	Meetings by Means of Conference Telephone	C-8
3.10	Quorum	C-8
3.11	Action of the Board by Written Consent	C-8
3.12	Expense Reimbursement and Compensation	C-8
3.13	Chairman and Vice Chairman of the Board	C-8
3.14	Committees	C-9
3.15	Telephonic Meetings	C-9

Article IV OFFICERS		C-9
4.1	General	C-9
4.2	Appointment and Term	C-9
4.3	Resignations	C-9
4.4	Vacancies	C-9
4.5	Compensation	C-10
4.6	Authority and Duties of Officers	C-10

Annex C-i

Annex C Pages
Article V STOCK		C-10
5.1	Certificates	C-10
5.2	Transfers	C-10
5.3	Lock-Up	C-10
5.4	Lost, Stolen, or Destroyed Certificates	C-12
5.5	Record Owners	C-12

Article VI NOTICES		C-13
6.1	Notices	C-13
6.2	Waivers of Notice	C-14

Article VII INDEMNIFICATION AND ADVANCEMENT OF EXPENSES		C-14
7.1	Definitions	C-14
7.2	Indemnification	C-14
7.3	Determination	C-15
7.4	Expenses Payable in Advance	C-15
7.5	Claim	C-15
7.6	Other Indemnification or Advancement	C-15
7.7	Insurance	C-15

Article VIII GENERAL PROVISIONS		C-15
8.1	Fiscal Year	C-15
8.2	Corporate Seal	C-15
8.3	Maintenance and Inspection of Records	C-15
8.4	Reliance Upon Books, Reports and Records	C-15
8.5	Dividends	C-16
8.6	Emergency Bylaws	C-16
8.7	Certificate of Incorporation Governs	C-16
8.8	Severability	C-16
8.9	Actions with Respect to Securities of Other Entities	C-16

Article IX Amendments		C-16
9.1	Amendments	C-16

Annex C-ii

AMENDED AND RESTATED BYLAWS
OF
surf air mobility inc.

Article I

OFFICES

1.1         Principal Executive Office. The principal executive office of Surf Air Mobility Inc. (the “Corporation”) shall be at such place established by the Board of Directors of the Corporation (the “Board”) in its discretion. The Board shall have full power and authority to change the location of the principal executive office.

1.2         Registered Office. The registered office of the Corporation shall be as set forth in the Corporation’s Amended and Restated Certificate of Incorporation (as may be amended, restated, modified or supplemented from time to time, the “Certificate of Incorporation”).

1.3         Other Offices. The Corporation may also have offices at such other places, both within and outside of the State of Delaware, as the Board may from time to time determine.

Article II

STOCKHOLDERS’ MEETINGS

2.1         Place of Meetings. Meetings of stockholders shall be held at such place, if any, either within or outside of the State of Delaware, as shall be designated from time to time by the Board and specified in the notice of the meeting. In the absence of such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation.

2.2         Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board and stated in the Corporation’s notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders.

2.3         Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Board, and may not be called by any other person or persons. The Board acting pursuant to a resolution may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4         Notice. Whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, a written notice of the meeting shall be given by the Corporation to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Such notice shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting was called. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws (as may be further amended, restated, modified or supplemented from time to time, these “Bylaws”), notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to notice of and to vote at such meeting.

2.5         Adjournments. Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned from time to time for any reason by either the chairman of the meeting, by a resolution adopted by the majority of the Board or in accordance with Section 2.6. Notwithstanding the provisions in Section 2.4 hereof, notice need not be given of any such adjourned meeting if the time, place, if any, and date of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the

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meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally called or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in conformity with Section 2.4. At such adjourned meeting, any business may be transacted that might have been transacted at the original meeting if such meeting had been held as originally called.

2.6         Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote on any matter thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either the chairman of the meeting or the stockholders entitled to vote thereon, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.5 hereof, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough stockholders to leave less than a quorum.

2.7         Voting.

(a)         Unless otherwise required by law or the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power on all matters submitted to a vote of stockholders of the Corporation.

(b)         Unless otherwise required by law, the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any regulation applicable to the Corporation or its securities, (i) every matter brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter, voting as a single class, and (ii) directors shall be elected by vote of the holders of a plurality of the votes cast. Abstentions and broker non-votes shall not be counted as votes for or against the matter. Notwithstanding the foregoing, two (2) or more classes or series of stock shall only vote together as a single class if and to the extent the holders thereof are entitled to vote together as a single class at a meeting. Where a separate vote by class is required, the vote of the holders of a majority in total voting power of each class of Corporation’s outstanding capital stock represented at the meeting and entitled to vote on such matter and are voted for or against the matter shall be the act of such class, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. The Board, in its discretion, or the Chairman of the Board, or the presiding officer of a meeting of the stockholders, in such person’s discretion, may require that any votes cast (including election of directors) at such meeting shall be cast by written ballot.

2.8         Participation at Stockholder Meetings by Remote Communications. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”) or any successor provision. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (a) participate in a meeting of stockholders, and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by remote communication, provided that (x) the Corporation may implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (y) the Corporation may implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.9         Proxies. Each stockholder entitled to vote at a meeting of stockholders has the right to do so either in person or by one (1) or more agents authorized by a proxy, which may be in the form of a telegram, cablegram or other means of electronic transmission, filed with the Secretary of the Corporation, but

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no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering an instrument in writing stating that the proxy is revoked or by filing another proxy bearing a later date with the Secretary of the Corporation.

2.10       No Stockholder Action by Written Consent. Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and may not be taken by written consent of stockholders without a meeting.

2.11       Record Date.

(a)         In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board may fix a record date for the determination of the stockholders entitled to notice of any meeting or adjournment thereof. The record date so fixed shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting.

(b)         In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or to exercise rights in respect of any change, conversion or exchange of stock or in respect of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining the stockholders for any such purpose shall be at the close of business on the date on which the Board adopts the resolution relating thereto.

2.12       Stockholders’ List. A complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the officer having charge of the stock ledger. Such list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days before such meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.12 or to vote in person or by proxy at any meeting of stockholders.

2.13       Conduct of Meetings. The meetings of the stockholders shall be presided over by the Chairman of the Board, or if he or she is not present, by the Chief Executive Officer, or if neither the Chairman of the Board, nor the Chief Executive Officer is present, by a chairman elected by a resolution adopted by the majority of the Board. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

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2.14       Advance Notice of Stockholder Business and Director Nominations.

(a)         Annual Meetings of Stockholders.

(1)         Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.4 and Article VI hereof, (ii) by or at the direction of the Board or any duly authorized committee thereof, or (iii) by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in Section 2.14(a)(2) to the Secretary of the Corporation and at the time of the annual meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in Section 2.14(a)(2); clause (iii) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders. Except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a meeting of the stockholders, such stockholder’s right to nominate one (1) or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.

(2)         Without qualification, for any nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (iii) of Section 2.14(a)(1), the stockholder must have given timely notice thereof, in proper written form as provided in Section 2.14(c), to the Secretary of the Corporation and any such proposed business (other than nominations of persons for the election to the Board) must constitute a proper matter for stockholder action under the DGCL. To be timely, such a stockholder’s notice shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary date of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the merger contemplated by the Business Combination Agreement (as defined below), be deemed to have occurred on May 15th of such year); provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than seventy (70) days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting.

(b)         Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting delivered pursuant to Section 2.4 and Article VI hereof. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or any duly authorized committee thereof or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in this Section 2.14(b) to the Secretary of the Corporation and at the time of the special meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in this Section 2.14(b). In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice, in proper written form as set forth in Section 2.14(c), shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a

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stockholder’s notice as described above. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a special meeting of the stockholders, such stockholder’s right to nominate one (1) or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.

(c)         Form of Notice. To be in proper written form, such stockholder’s notice to the Secretary (whether pursuant to clauses (a)(2) or (b) of this Section 2.14) must set forth:

(1)         as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (iii) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation;

(2)         as to any other business (other than the nomination of persons for election as directors) that the stockholder desires to bring before the meeting, (i) a brief description of the business proposed to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) the reasons why the stockholder favors the proposal, (iv) the reasons for conducting such business at the meeting, and (v) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(3)         as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of the Corporation’s capital stock that are, directly or indirectly, owned beneficially and of record by such stockholder and by such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation, forwards, futures, swaps, or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owner, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such stockholder or such beneficial owner with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (viii) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

The foregoing notice requirements of this Section 2.14(c) shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

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If requested by the Corporation, the information required under clauses (c)(3)(ii), (iii) and (iv) of this Section 2.14 shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

(d)         General.

(1)         The Corporation may require any proposed nominee for election or re-election as a director to furnish such other information, in addition to the information set forth in the stockholder’s notice delivered pursuant to this Section 2.14, as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the Corporation.

(2)         Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.14 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors, and only such business as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.14 shall be conducted at a meeting of stockholders. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to (i) determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.14 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.14(c)(3)(vi), and, (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 2.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if the stockholder who has delivered a notice pursuant to this Section 2.14 (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. To be considered a “qualified representative” of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or by telegram, cablegram or other means of electronic transmission that is deemed valid in accordance with Section 2.9 hereof delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such writing or telegram, cablegram or electronic transmission, or a reliable reproduction of the writing or telegram, cablegram or electronic transmission, at the meeting of stockholders.

(3)         For purposes of this Section 2.14, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(4)         Notwithstanding the foregoing provisions of this Section 2.14, stockholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.14; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to clause (a)(1)(iii) or (b) of this Section 2.14. Nothing in this Section 2.14 shall be deemed to affect any rights (x) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or (y) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(e)         Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or re-election as a director of the Corporation nominated by a stockholder pursuant to Section 2.14(a)(1)(iii), the candidate for nomination must deliver (in accordance with the time periods prescribed for delivery of notice under clauses (a)(2) or (b) of this Section 2.14, as applicable) to the Secretary at the principal executive office of the Corporation (1) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon

Annex C-6

written request) and (2) a written representation and agreement (in the form provided by the Secretary upon written request) that such person (1) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question in his or her capacity as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed therein and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

Article III

DIRECTORS

3.1         Powers and Duties. Subject to the provisions of the DGCL and to any limitations in the Certificate of Incorporation relating to action required to be approved by the stockholders, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction and control of the Board. The Board may delegate the management of the day-to-day operation of the business of the Corporation, provided that the business and affairs of the Corporation shall remain under the ultimate direction and control of the Board.

3.2         Number and Qualifications. The Board shall consist of one (1) or more members, the exact number of which shall be fixed from time to time by resolution of the Board. Unless otherwise required by law or by the Certificate of Incorporation, directors need not be stockholders of the Corporation or residents of the State of Delaware. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3         Classified Board of Directors. The Board shall be divided into classes, with each such class serving for a term, as set forth in the Certificate of Incorporation.

3.4         Resignations and Removals of Directors. Any director of the Corporation may resign from the Board or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one and if there is no such chairman, to the Chairman of the Board. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein) or, if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by law or the Certificate of Incorporation and except for any director elected by the holders of any series or class of preferred stock provided for or fixed pursuant to the provisions of Article V of the Certificate of Incorporation, any director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote in the election of directors, voting together as a single class. Unless otherwise provided by the charter of the committee, any director serving on a committee of the Board may be removed from such committee at any time by the Board.

3.5         Vacancies. Except as otherwise required by law or the Certificate of Incorporation, any vacancy on the Board, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

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3.6         Regular Meetings. Regular meetings of the Board shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

3.7         Special Meetings. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, if any, the President or any two (2) directors then in office. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five (5) days before the day on which such meeting is to be held, or shall be sent to such director at such place by facsimile, electronic mail or other electronic transmissions, or be delivered personally or by telephone, in each case at least twenty-four (24) hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8         Organization. Meetings of the Board shall be presided over by the Chairman of the Board, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, if any, if such person is a member of the Board, or in the absence of any such person, by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

3.9         Meetings by Means of Conference Telephone. Members of the Board of the Corporation, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting through the use of such equipment shall constitute presence in person at such meeting.

3.10       Quorum. Except as otherwise required by law, these Bylaws or the Certificate of Incorporation, at all meetings of the Board or any committee thereof, a majority of the entire Board or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board or such committee, as applicable. If a quorum shall not be present at any meeting of the Board or any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

3.11       Action of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or such committee.

3.12       Expense Reimbursement and Compensation. Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board. This Section 3.12 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.13       Chairman and Vice Chairman of the Board. The Corporation shall have a Chairman of the Board and, at the Board’s discretion, a Vice Chairman of the Board. Any such Chairman of the Board or Vice Chairman of the Board may be an officer of this Corporation as determined by the Board pursuant to Section 4.1. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board or as may be prescribed by these Bylaws.

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3.14       Committees.

(a)         The Board may, by resolution, designate from among its members one (1) or more committees, each such committee to consist of one (1) or more of the directors of the Corporation, the exact number of which shall be fixed from time to time by resolution of the Board. The Board may designate one (1) or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board shall keep minutes of their meetings and shall report their proceedings to the Board when requested or required by the Board.

(b)         Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper.

3.15       Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Article IV

OFFICERS

4.1         General. The officers of the Corporation shall be chosen by the Board and shall include a President, a Chief Executive Officer, and a Secretary. The Board, in its discretion, may also appoint such additional officers as the Board may deem necessary or desirable, including a Chief Financial Officer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Secretaries, a Treasurer and one (1) or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may delegate to any officer of this Corporation or any committee of the Board the power to appoint, remove and prescribe the term and duties of any officer provided for in this Section 4.1. Any number of offices may be held by the same person, unless otherwise provided by the Certificate of Incorporation or these Bylaws.

4.2         Appointment and Term. Each officer shall serve at the pleasure of the Board and shall hold office until such officer’s successor has been appointed, or until such officer’s earlier death, resignation or removal. Any officer may be removed, either with or without cause, by the Board or by any officer upon whom such power of removal may be conferred by the Board.

4.3         Resignations. An officer may resign from his or her position at any time, by giving notice in writing or electronic transmission to the Corporation. Such resignation shall be without prejudice to any rights, if any, the Corporation may have under any contract to which the officer is a party. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein), or, if no time is specified, immediately; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4         Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise shall be filled by the Board in the manner prescribed in these Bylaws for election or appointment to such office.

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4.5         Compensation. The Board shall fix, or may appoint a committee to fix, the compensation of all officers of the Corporation appointed by the Board. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may authorize any officer upon whom the power to appoint officers may have been conferred pursuant to Section 4.1 to fix the compensation of such officers.

4.6         Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

Article V

STOCK

5.1         Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two (2) authorized officers, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issuance.

5.2         Transfers. Subject to the restrictions set forth in Section 5.3, shares of stock of the Corporation shall be transferable upon the Corporation’s books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law). Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so. The Board shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

5.3         Lock-Up.

(a) Subject to Sections 5.3(b), during the period beginning on the effective time of the First Merger and continuing to and including (I) for Lock-up Holders (as defined below) other than directors, officers and Affiliates of the Company as of immediately prior to the effective time of the Second Merger, (i) with respect to 25% of the Lock-up Shares, the date that is one (1) month following the Closing Date, (ii) with respect to 25% of the Lock-up Shares, the date that is two (2) months following the Closing Date, (iii) with respect to 25% of the Lock-up Shares, the date that is three (3) months following the Closing Date and (iv) with respect to 25% of the Lock-up Shares, the date that is four (4) months following the Closing Date, and (II) for Lock-up Holders who are directors, officers or Affiliates of the Company as of immediately prior to the effective time of the Second Merger, the date that is the earlier of (x) the first anniversary of the Closing Date and (y) the last trading day where the VWAP of the common stock of the Corporation equals or exceeds 12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing Date (the “Early Release Date”); provided, however, that if the Early Release Date is a date prior to the date that is four (4) months following the Closing Date, then the Early Release Date shall be the date that is fourth months following the Closing Date, the holders (the “Lock-up Holders”) of the common stock of the Corporation issued (A) as consideration pursuant to the merger of SAGL Merger Sub Limited, a corporation formed under the laws of the British Virgin Islands (“Merger Sub II”) with and into Surf Air Global Limited, a corporation formed under the laws of the British Virgin Islands (the “Company”), under the Business Combination Agreement (the “Second Merger”), (B) upon the exercise of warrants or other convertible securities issued by the Corporation in connection with the Second Effective Time in consideration

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for the cancellation or assumption under the Business Combination Agreement of warrants or convertible securities of the Company outstanding immediately prior to the Second Effective Time or (C) to directors, officers and employees of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards issued by the Corporation in connection with the Second Effective Time in consideration for the cancellation or assumption under the Business Combination Agreement of awards of the Company outstanding immediately prior to the Second Effective Time (such shares referred to in (B) and (C), the “Corporation Equity Award Shares”), may not Transfer any Lock-up Shares (the “Lock-up”); provided, however, that in no event shall the Lock-up apply to the Excluded Interests. Capitalized terms used but not otherwise defined in this Section 5.3 will have the meaning ascribed to such term as defined in the Business Combination Agreement, dated as of May 17, 2022, by and among Tuscan, Company, Merger Sub I, Merger Sub II and the Corporation (the “Business Combination Agreement”). In addition, for the purposes of this Section 5.3, an “Affiliate” of a specified person shall be deemed to include any person who owns 10% of the Equity Interests of the specified person.

(b) Notwithstanding the provisions set forth in Section 5.3(a), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares (i) to (A) the Corporation’s officers or directors, (B) any affiliates or family members of the Corporation’s officers or directors, or (C) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lock-up Holders, any affiliates of the Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (vi) to the Corporation; or (vii) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the Closing Date.

(c) Notwithstanding the other provisions set forth in this Section 5.3, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein.

(d) For purposes of this Section 5.3:

(i) the term “Lock-up Shares” means (i) for Lock-up Holders other than directors, officers and Affiliates of the Company as of immediately prior to the effective time of the Second Merger, 80% of the shares of common stock held by such Lock-up Holders immediately following the Closing (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the Closing Date), the shares of common stock issued to the Lock-up Holders pursuant to earnout or similar provisions under the Merger Agreement, and 80% of the Corporation Equity Award Shares and (ii) for Lock-up Holders who are directors, officers or Affiliates of the Company as of immediately prior to the effective time of the Second Merger, 95% of the shares of common stock held by such Lock-up Holders immediately following the Closing (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the Closing Date), 95% of the shares of common stock issued to the Lock-up Holders pursuant to earnout or similar provisions under the Merger Agreement, and 95% of the Corporation Equity Award Shares; provided, however, that notwithstanding anything herein to the contrary, in no event shall Lock-up Shares include Excluded Interests;

(ii) the term “Permitted Transferees” means any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior pursuant to Section 5.3(b);

(iii) the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase, or other disposition of or agreement to dispose of, directly or indirectly, or the establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section

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16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

(e) Upon the expiration of the final Lock-up in acocradnce with this Section 5.3, this Section 5.3 shall cease to have any further force or effect.

5.4         Lost, Stolen, or Destroyed Certificates. The Board may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board may, in its discretion, require the owner of such lost, stolen or destroyed certificate to give the Corporation a bond (or other adequate security) in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares. The Board may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

5.5         Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

5.6         Restrictions on Foreign Ownership.

(a)         For purposes of this Section 5.6, the following definitions shall apply:

(1)         “Act” shall mean Subtitle VII of Title 49 of the United States Code, as amended, or as the same may be from time to time amended.

(2)         “Beneficial Ownership,” “Beneficially Owned” or “Owned Beneficially” refers to beneficial ownership as defined in Rule 13d-3 (without regard to the 60-day provision in paragraph (d) (1)(i) thereof) under the Exchange Act.

(3)         “Foreign Stock Record” shall have the meaning set forth in Section 5.6(c).

(4)         “Non-Citizen” shall mean any person or entity who is not a “citizen of the United States” (as defined in Section 40102 of the Act and administrative interpretations issued by the Department of Transportation, its predecessors and successors, from time to time), including any agent, trustee or representative of a Non-Citizen.

(5)         “Own or Control” or “Owned or Controlled” shall mean (i) ownership of record, (ii) beneficial ownership or (iii) the power to direct, by agreement, agency or in any other manner, the voting of Stock. Any determination by the Board of Directors as to whether Stock is Owned or Controlled by a Non-Citizen shall be final.

(6)         “Permitted Percentage” shall mean 25% of the voting power of the Stock.

(7)         “Stock” shall mean the outstanding capital stock of the Corporation entitled to vote; provided, however, that for the purpose of determining the voting power of Stock that shall at any time constitute the Permitted Percentage, the voting power of Stock outstanding shall not be adjusted downward solely because shares of Stock may not be entitled to vote by reason of any provision of this Section 5.6.

(b)         It is the policy of the Corporation that, consistent with the requirements of the Act, Non-Citizens shall not Own and/or Control more than the Permitted Percentage and, if Non-Citizens nonetheless at any time Own and/or Control more than the Permitted Percentage, the voting rights of the Stock in excess of the Permitted Percentage shall be automatically suspended in accordance with Section 5.6(c) and Section 5.6(d).

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(c)         The Corporation or any transfer agent designated by it shall maintain a separate stock record (the “Foreign Stock Record”) in which shall be registered Stock known to the Corporation to be Owned and/or Controlled by Non-Citizens. It shall be the duty of each stockholder to register his, her or its Stock if such stockholder is a Non-Citizen. A Non-Citizen may, at its option, register any Stock to be purchased pursuant to an agreement entered into with the Corporation, as if Owned or Controlled by it, upon execution of a definitive agreement. Such Non-Citizen shall register his, her or its Stock by sending a written request to the Corporation, noting both the execution of a definitive agreement for the purchase of Stock and the anticipated closing date of such transaction. Within ten (10) days of the closing, the Non-Citizen shall send to the Corporation a written notice confirming that the closing occurred. Failure to send such confirmatory notice shall result in the removal of such Stock from the Foreign Stock Record. For the sake of clarity, any Stock registered as a result of execution of a definitive agreement shall not have any voting or other ownership rights until the closing of that transaction. In the event that the sale pursuant to such definitive agreement is not consummated in accordance with such agreement (as may be amended), such Stock shall be removed from the Foreign Stock Record without further action by the Corporation. The Foreign Stock Record shall include (i) the name and nationality of each such Non-Citizen and (ii) the date of registration of such shares in the Foreign Stock Record. In no event shall shares in excess of the Permitted Percentage be entered on the Foreign Stock Record. In the event that the Corporation shall determine that Stock registered on the Foreign Stock Record exceeds the Permitted Percentage, sufficient shares shall be removed from the Foreign Stock Record so that the number of shares entered therein does not exceed the Permitted Percentage. Stock shall be removed from the Foreign Stock Record in reverse chronological order based upon the date of registration therein.

(d)         If at any time the number of shares of Stock known to the Corporation to be Owned and/or Controlled by Non-Citizens exceeds the Permitted Percentage, the voting rights of Stock Owned and/or Controlled by Non-Citizens and not registered on the Foreign Stock Record at the time of any vote or action of the stockholders of the Corporation shall, without further action by the Corporation, be suspended. Such suspension of voting rights shall automatically terminate upon the earlier of the (i) transfer of such shares to a person or entity who is not a Non-Citizen, or (ii) registration of such shares on the Foreign Stock Record, subject to the last two sentences of Section 5.6(c).

(e)         The Corporation may by notice in writing (which may be included in the form of proxy or ballot distributed to stockholders in connection with the annual meeting or any special meeting of the stockholders of the Corporation, or otherwise) require a person that is a holder of record of Stock or that the Corporation knows to have, or has reasonable cause to believe has, Beneficial Ownership of Stock to certify in such manner as the Corporation shall deem appropriate (including by way of execution of any form of proxy or ballot of such person) that, to the knowledge of such person:

(1)         all Stock as to which such person has record ownership or Beneficial Ownership is Owned and Controlled only by citizens of the United States; or

(2)         the number and class or series of Stock owned of record or Beneficially Owned by such person that is Owned and/or Controlled by Non-Citizens is as set forth in such certificate.

(f)          With respect to any Stock identified in response to clause (e) (2) above, the Corporation may require such person to provide such further information as the Corporation may reasonably require in order to implement the provisions of this Section 5.6.

(g)         For purposes of applying the provisions of this Section 5.6 with respect to any Stock, in the event of the failure of any person to provide the certificate or other information to which the Corporation is entitled pursuant to this Section 5.6, the Corporation shall presume that the Stock in question is Owned and/or Controlled by Non-Citizens.

Article VI

NOTICES

6.1         Notices.

(a)         Whenever notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the books of the Corporation or given by the stockholder for such purpose, with postage thereon prepaid, and such notice shall be deemed to be

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given at the time when the same shall be deposited in the United States mail. Notice may also be given personally or by facsimile, electronic mail or other means of electronic transmission in accordance with applicable law. Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given.

(b)         Notice to a stockholder given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(c)         Any notice to stockholders given by the Corporation may be given by a single written notice to stockholders who share an address if consented to by the stockholders at such address to whom such notice is given. Any such consent shall be revocable by the stockholders by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice as set forth in this Section 6.1(c) shall be deemed to have consented to receiving such single written notice.

6.2         Waivers of Notice. Whenever any notice is required by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver thereof given by electronic transmission by the person or persons entitled to notice, in each case, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these Bylaws.

Article VII

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1         Definitions. For purposes of this Article VII, the following terms shall have the meanings set forth below:

(a)         “Action” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b)         “Indemnified Party” means any person who is or was a party or is threatened to be made a party to any Action by reason of the fact that such person is or was a director or officer of the Corporation (which shall include actions taken in connection with or relating to the incorporation of the Corporation) or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including any employee benefit plan of the Corporation.

7.2         Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Indemnified Party against any and all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Party. Notwithstanding the preceding sentence, except as provided in Section 7.5, the Corporation shall be required to indemnify an Indemnified Party in connection with an Action (or part thereof) commenced by such Indemnified Party only if the commencement of such Action (or part thereof) by the Indemnified Party was authorized in the specific case by the Board of the Corporation.

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7.3         Determination. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of Indemnified Party is proper in the circumstances because such Indemnified Party has met the applicable standard of conduct required by applicable law, as the case may be. Such determination shall be made, with respect to an Indemnified Party who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such Action, even though less than a quorum, (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders. Such determination shall be made, with respect to former directors or officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former Indemnified Party of the Corporation has been successful on the merits or otherwise in defense of any Action or in defense of any claim, issue or matter therein, such Indemnified Party shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnified Party in connection therewith, without the necessity of authorization in the specific case.

7.4         Expenses Payable in Advance. Expenses, including without limitation attorneys’ fees, incurred by an Indemnified Party in defending any Action shall be paid by the Corporation in advance of the final disposition of such Action upon receipt of an undertaking by or on behalf of such Indemnified Person (if required by law) to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Corporation as authorized in this Article VII.

7.5         Claim. If a claim for indemnification under this Article VII (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Indemnified Party, or if a claim for any advancement of expenses under this Article VII is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Indemnified Party shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Indemnified Party shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Indemnified Party is not entitled to the requested indemnification or advancement of expenses under applicable law.

7.6         Other Indemnification or Advancement. The rights to indemnification and advancement of expenses provided by this Article VII shall not be construed to be exclusive of or limit any other rights to which any Indemnified Party or other person may be entitled under the Certificate of Incorporation or any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise, both as to action in such Indemnified Party’s official capacity and as to action in another capacity while holding office.

7.7         Insurance. The Corporation may purchase and maintain insurance in the amounts the Board deems appropriate or advisable on behalf of any Indemnified Party against any liability asserted against such Indemnified Party and incurred by such Indemnified Party in such Indemnified Party’s capacity, or arising out of such Indemnified Party’s status, as an Indemnified Party, whether or not the Corporation would have the power to indemnify such Indemnified Party against such liability under applicable provisions of law.

Article VIII

GENERAL PROVISIONS

8.1         Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

8.2         Corporate Seal. The Corporation may adopt and may subsequently alter the corporate seal and it may use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.3         Maintenance and Inspection of Records. The Corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

8.4         Reliance Upon Books, Reports and Records. Each director and each member of any committee designated by the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or

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statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

8.5         Dividends. Subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, dividends on the capital stock of the Corporation may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 3.11 hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve. In the event that the Board declares a dividend on the capital stock of the Corporation pursuant to this Section 8.5, the Board may fix a record date in order that the Corporation may determine the stockholders entitled to receive payment of any dividend, which record date shall be fixed in accordance with Section 2.11(b).

8.6         Emergency Bylaws. In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or any successor provision, or other similar emergency condition, as a result of which a quorum of the Board or a standing committee of the Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one (1) or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

8.7         Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.8         Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

8.9         Actions with Respect to Securities of Other Entities.  All stock and other securities of other entities owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted (including by written consent), and all proxies with respect thereto shall be executed, by the person or persons authorized to do so by resolution of the Board or, in the absence of such authorization, by the President, Chief Executive Officer, Secretary or such other officer of the Corporation designated by the Board.

Article IX

Amendments

9.1         Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.

* * *

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Annex D

Surf Air Mobility Inc.
2022 EQUITY INCENTIVE PLAN

1.           PURPOSE OF PLAN

The purpose of this Surf Air Mobility Inc. 2022 Equity Incentive Plan (this “Plan”) of Surf Air Mobility Inc., a Delaware corporation (the “Corporation”), is to promote the success of the Corporation by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Corporation’s stockholders.

2.           ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3.           PLAN ADMINISTRATION

3.1         The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its authority under this Plan. The Board or another committee (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2         Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)          determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

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(b)         grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)         approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)         construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)         cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)          accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(g)         adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h)         determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)          determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

(j)          acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below); and

(k)         determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

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3.3         Prohibition on Repricing. Notwithstanding anything to the contrary in Section 3.2 and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.4         Binding Determinations. Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a participant should an option intended as an ISO (as defined below) fail to meet the requirements of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to ISOs, should any other award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or otherwise for any tax or other liability imposed on a participant with respect to an award.

3.5         Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.6         Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4.           SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1         Shares Available. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2         Aggregate Share Limit. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to the sum of the following:

(1)         [________]1 shares of Common Stock, plus

(2)          the number of any shares subject to stock options granted under the Surf Air Global Limited 2016 Equity Incentive Plan (the “2016 Plan”) and outstanding on the date of stockholder approval of this Plan (the “Stockholder Approval Date”) which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised, plus

____________

1        Note to Draft: To be the sum of (i) 11.5% of outstanding shares of Common Stock of the Corporation immediately following the Closing, plus (ii) 7,000,000 shares for the management incentive plan, plus (iii) the number of shares issuable to continuing Southern management per the Southern incentive plan.

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(3)         the number of any shares subject to restricted stock awards granted under the 2016 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of this Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) five percent (5%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board.

4.3         Additional Share Limits. The following limits also apply with respect to awards granted under this Plan. These limits are in addition to, not in lieu of, the aggregate Share Limit in Section 4.2.

(a)         The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is [________] shares.

(b)         Awards that are granted under this Plan during any one calendar year to any person who, on the grant date of the award, is a non-employee director are subject to the limits of this Section 4.3(b). The maximum number of shares of Common Stock subject to those awards that are granted under this Plan during any one calendar year to an individual who, on the grant date of the award, is a non-employee director is the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under this Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Corporation to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $[_______]; provided that this limit is $[_______] as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board. For purposes of this Section 4.3(b), a “non-employee director” is an individual who, on the grant date of the award, is a member of the Board who is not then an officer or employee of the Corporation or one of its Subsidiaries. For purposes of this Section 4.3(b), “grant date fair value” means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Corporation’s financial reporting. The limits of this Section 4.3(b) do not apply to, and shall be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Corporation or one of its Subsidiaries. The limits of this Section 4.3(b) apply on an individual basis and not on an aggregate basis to all non-employee directors as a group.

4.4         Share-Limit Counting Rules. The Share Limit shall be subject to the following provisions of this Section 4.4:

(a)         Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(b)         Except as provided below, to the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right granted under this Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised in full at a time when the payment due to the participant is

Annex D-4

15,000 shares, 15,000 shares shall be counted against the Share Limit with respect to such exercise and the 85,000 shares not issued shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.)

(c)         Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(d)         To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(e)         In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Corporation pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit). Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under this Plan other than the aggregate Share Limit.

(f)          The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Refer to Section 8.10 for application of the share limits of this Plan, including the limits in Sections 4.2 and 4.3, with respect to assumed awards. Each of the numerical limits and references in Sections 4.2 and 4.3, and in this Section 4.4, is subject to adjustment as contemplated by Sections 7 and 8.10.

4.5         No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.           AWARDS

5.1         Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 Stock Options. A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

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5.1.2 Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3 Stock Appreciation Rights. A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4 Other Awards; Dividend Equivalent Rights. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2         Award Agreements. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3         Deferrals and Settlements. Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose. The Administrator may also require or permit participants to elect to defer

Annex D-6

the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4         Consideration for Common Stock or Awards. The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a)         services rendered by the recipient of such award;

(b)         cash, check payable to the order of the Corporation, or electronic funds transfer;

(c)         notice and third party payment in such manner as may be authorized by the Administrator;

(d)         the delivery of previously owned shares of Common Stock;

(e)         by a reduction in the number of shares otherwise deliverable pursuant to the award; or

(f)          subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay any purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.5         Definition of Fair Market Value. For purposes of this Plan, “fair market value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the principal securities exchange on which the Common Stock is listed or admitted to trade (the “Exchange”) for the date in question or, if no sales of Common Stock were reported on the Exchange on that date, the closing price (in regular trading) for a share of Common Stock on the Exchange on the last day preceding the date in question on which sales of Common Stock were reported on the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Exchange on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on an established securities exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

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5.6         Transfer Restrictions.

5.6.1 Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2 Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.6.3 Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)         transfers to the Corporation (for example, in connection with the expiration or termination of the award);

(b)         the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(c)         subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if received by the Administrator;

(d)         if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

(e)         the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7         International Awards. One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator from time to time. The awards so granted need not comply with other specific terms of this Plan, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or any applicable listing agency.

6.           EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1         General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries, is not a member of the Board, and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2         Events Not Deemed Terminations of Employment. Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of: (a) medical leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or

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one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3         Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7.           ADJUSTMENTS; ACCELERATION

7.1         Adjustments.

(a)         Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust: (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan); (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards; (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

(b)         Without limiting the generality of Section 3.4, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2         Corporate Transactions - Assumption and Termination of Awards.

(a)         Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, in any case in connection with which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all

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shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and (2) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

(b)       Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

(c)         For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.

(d)         The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

(e)         In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

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(f)          Without limiting the generality of Section 3.4, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

(g)         The Administrator may override the provisions of this Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in this Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8.           OTHER PROVISIONS

8.1         Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including, but not limited to, state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2         No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3         No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4         Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5         Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for

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any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)         The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(b)         The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(c)         In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy any applicable withholding obligation on exercise, vesting or payment.

8.6         Effective Date, Termination and Suspension, Amendments.

8.6.1 Effective Date. This Plan is effective as of [________], 2022, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 Stockholder Approval. To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4 Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the no-repricing provision of Section 3.3.

8.6.5 Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to

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the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7         Privileges of Stock Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8         Governing Law; Severability.

8.8.1 Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.8.2 Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.9         Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10       Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11       Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12       No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action

Annex D-13

with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13       Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.14       Clawback Policy. The awards granted under this Plan are subject to the terms of the Corporation’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

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Annex E

Surf Air Mobility Inc.
EMPLOYEE STOCK PURCHASE PLAN

1.           PURPOSE

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation (or a Subsidiary which may be designated by the Committee as a “Participating Subsidiary”) and to provide them with an additional incentive to advance the best interests of the Corporation.

2.           DEFINITIONS

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

“Account” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).

“Board” means the Board of Directors of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Committee” means the committee appointed by the Board to administer this Plan pursuant to Section 12.

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

“Compensation” means an Eligible Employee’s regular gross pay. Compensation includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: severance pay, overtime payments, commissions, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation right payments, the vesting or grant of restricted stock, the payment of stock units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income, bonuses, incentive compensation, special payments, fees and allowances. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Corporation or any Subsidiary.

“Contributions” means all bookkeeping amounts credited to the Account of a Participant pursuant to Section 7(a).

“Corporation” means Surf Air Mobility Inc., a Delaware corporation, and its successors.

“Effective Date” means [_________], 2022, the date this Plan was adopted by the Board.

“Eligible Employee” means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” (including any Subsidiaries which have become such after the date that this Plan is approved by the stockholders of the Corporation). Notwithstanding the foregoing and unless otherwise provided by the Committee in advance of the applicable Offering Period, “Eligible Employee” shall not include any employee:

(a)         whose customary employment is for not more than five (5) months in a calendar year; or

(b)         whose customary employment is for twenty (20) hours or less per week.

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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Exercise Date” means, with respect to an Offering Period, the last day of that Offering Period.

“Fair Market Value” on any date means:

(a)         if the Common Stock is listed or admitted to trade on a national securities exchange, the closing price of a share of Common Stock on such date on the principal national securities exchange on which the Common Stock is so listed or admitted to trade, or, if there is no trading of the Common Stock on such date, then the closing price of a share of Common Stock on such exchange on the next preceding date on which there was trading in the shares of Common Stock;

(b)         in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.

“Grant Date” means the first day of each Offering Period, as determined by the Committee and announced to potential Eligible Employees.

“Individual Limit” has the meaning given to such term in Section 4(b).

“New Exercise Date” has the meaning given to such term in Section 18.

“Offering Period” means the period of six (6) consecutive months commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period; provided, further, that the Committee may provide, as it deems appropriate and in advance of the applicable Offering Period, that such Offering Period will consist of multiple “purchase periods,” with an Exercise Date to occur at the end of each such purchase period. In no event will the Grant Date for an Offering Period occur on or before the Exercise Date (or the final Exercise Date, as the case may be) for the immediately preceding Offering Period.

“Option” means the stock option to acquire shares of Common Stock granted to a Participant pursuant to Section 8.

“Option Price” means the per share exercise price of an Option as determined in accordance with Section 8(b).

“Parent” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

“Participant” means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

“Participating Subsidiary” means any Subsidiary that has been designated in writing by the Committee as a Participating Subsidiary for purposes of this Plan.

“Plan” means this Surf Air Mobility Inc. Employee Stock Purchase Plan, as amended from time to time.

“Rule 16b-3” means Rule 16b-3 as promulgated by the Commission under Section 16, as amended from time to time.

“Share Limit” has the meaning given to such term in Section 4(a).
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“Subscription Agreement” means the written enrollment agreement or applicable electronic form of enrollment agreement filed by an Eligible Employee with the Corporation (or its designee) pursuant to Section 6 to participate in this Plan.

“Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

3.           ELIGIBILITY

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

4.           STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS

(a)         Aggregate Share Limit.    Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Corporation’s authorized but unissued Common Stock and any of its shares of Common Stock held as treasury shares. The maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan is [_______]1 shares, subject to adjustments pursuant to Section 17 (the “Share Limit”).

In addition, subject to adjustments pursuant to Section 17, the Share Limit shall automatically increase on the first trading day in January of each of the calendar years during the term of this Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) one percent (1%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (ii) [_______] shares of Common Stock, or (iii) such number of shares of Common Stock as may be established by the Board.

In the event that during a particular Offering Period all of the shares of Common Stock made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants’ Account balances.

(b)         Individual Share Limit.    The maximum number of shares of Common Stock that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is [______] shares, subject to adjustments pursuant to Section 17 (the “Individual Limit”); provided, however, that the Committee may amend such Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval. The Individual Limit shall be proportionately adjusted for any Offering Period of less than six months, and may, at the discretion of the Committee, be proportionately increased for any Offering Period of greater than six months.

(c)         Shares Not Actually Delivered.    Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

5.           OFFERING PERIODS

During the term of this Plan, the Corporation will offer Options to purchase Shares in each Offering Period to all Participants in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, Offering Periods will be of six (6) months duration. The Committee will specify in advance

____________

1        Note to Draft: The initial share limit for the ESPP will be 2% of the outstanding common stock immediately following the closing.

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of each Offering Period when the Offering Period will commence and the Grant Date of the Offering Period. Each Option shall become effective on the Grant Date of that Offering Period. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date of that Offering Period. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no Shares remain available for Options pursuant to Section 4.

6.           PARTICIPATION

(a)         Enrollment.    An Eligible Employee may become a Participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and filed with the Corporation (or its designee) at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period.

(b)         Contribution Limits.    Notwithstanding the foregoing, a Participant’s Contribution election shall be subject to the following limitations:

(i)          the $25,000 annual limitation set forth in Section 8(c);

(ii)         a Participant may not elect to contribute more than fifteen percent (15%) of his or her Compensation each pay period as Plan Contributions; and

(iii)        such other limits, rules, or procedures as the Committee may prescribe.

(c)         Content and Duration of Subscription Agreements.    Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (i) the Eligible Employee’s participation terminates pursuant to the terms hereof, (ii) the Eligible Employee files a new Subscription Agreement that becomes effective, or (iii) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7.           METHOD OF PAYMENT OF CONTRIBUTIONS

(a)         Participation Account.    The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage (or amount, as applicable) of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.

(b)         Commencement of Payroll Deductions.    Payroll deductions with respect to an Offering Period shall commence as of the first day of the payroll period which coincides with or immediately follows the applicable Grant Date and shall end on the last day of the payroll period which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in this Section 7 or until his or her Plan participation terminates pursuant to Section 11.

(c)         Withdrawal During an Offering Period.    A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation (or its designee), in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form or applicable electronic withdrawal form which shall be completed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal

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election pursuant to this Section 7(c) with respect to an Offering Period shall only be effective, however, if it is received by the Corporation prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the Exercise Date). Partial withdrawals of Accounts, and other modifications or suspensions of Subscription Agreements, except as provided in Section 7(d) or 7(e), are not permitted.

(d)         Change in Contribution Elections for the Following Offering Period.    A Participant may discontinue, increase, or decrease the level of his or her Contributions (within Plan limits) by completing and filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any additional timing requirements that the Committee may impose, an election pursuant to this Section 7(d) shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election.

(e)         Discontinuing Contributions During an Offering Period.    A Participant may discontinue his or her Contributions (but not increase or otherwise decrease the level of his or her Contributions) during an Offering Period, by filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. An election pursuant to this Section 7(e) shall be effective no earlier than the first payroll period that starts after the Corporation’s receipt of such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(c), in which case the Participant’s Account will be paid to him or her in cash in accordance with Section 11(a)).

8.           GRANT OF OPTION

(a)         Grant Date; Number of Shares.    On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of shares of Common Stock. The Option shall be exercised on the Exercise Date. The number of shares subject to the Option shall be determined by dividing the Participant’s Account balance as of the applicable Exercise Date by the Option Price.

(b)         Option Price.    The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a Share on the Grant Date of that Offering Period; or (ii) 85% of the Fair Market Value of a Share on the Exercise Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of Common Shares on the Grant Date of the Offering Period, or (2) the Fair Market Value of Common Shares on the Exercise Date of that Offering Period, or (3) the lesser of the Fair Market Value of Common Shares on the Grant Date of the Offering Period or the Fair Market Value of Common Shares on the Exercise Date of that Offering Period (or, for purposes of the foregoing clauses (2) and (3), the applicable Exercise Date of that Offering Period, as the case may be). Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per share be less than the par value of a share of Common Stock.

(c)         Limits on Share Purchases.    Notwithstanding anything else contained herein, a person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:

(i)          it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary; or

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(ii)         such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

For purposes of the foregoing, a right to purchase stock accrues when it first becomes exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9.           EXERCISE OF OPTION

Unless a Participant withdraws from an Offering Period pursuant to Section 7(c) or the Participant’s Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant’s part, and the maximum number of whole shares subject to such Option (subject to the Individual Limit set forth in Section 4(b) and the limitations contained in Section 8(c)) shall be purchased at the Option Price with the balance of such Participant’s Account.

If any amount which is not sufficient to purchase a whole share remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to such Participant as soon as administratively practicable after such date; provided that the Committee may provide in advance of an Offering Period for any such amount with respect to that Offering Period to be credited to the Participant’s Account for the next Offering Period, if he or she is a Participant in such next Offering Period.

If the Share Limit of Section 4(a) is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date to purchase the number of Shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date.

If any amount which exceeds the Individual Limit set forth in Section 4(b) or one of the limitations set forth in Section 8(c) remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

10.         DELIVERY OF SHARES

As soon as administratively practicable after the Exercise Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver shares of Common Stock and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

11.         TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

(a)         General.    Except as provided in the next paragraph, if a Participant ceases to be an Eligible Employee for any reason at any time prior to the last day of an Offering Period in which he or she participates, or if the Participant timely elects to terminate Contributions and withdraw from the

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Plan pursuant to Section 7(c), such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Section 13) in cash, and such Participant’s Option and participation in the Plan shall be automatically terminated.

(b)         Change in Employment Status or Leave of Absence.    If a Participant (i) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Participating Subsidiary through the Exercise Date, or (ii) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Corporation or a Participating Subsidiary or on such leave as of the applicable Exercise Date, such Participant’s Contributions shall cease, and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely election to terminate Contributions and withdraw from the Plan in accordance with Section 7(c), in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11(a).

(c)         Re-Enrollment.    A Participant’s termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant’s termination from Plan participation shall be deemed to be a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

(d)         Change in Subsidiary Status.    For purposes of this Plan, if a Participating Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan and will no longer be an Eligible Employee, unless the person continues as an Eligible Employee in respect of the Corporation or another Participating Subsidiary.

12.         ADMINISTRATION

(a)         The Committee.    The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. Subject to the preceding sentence, the Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume or change the administration of this Plan.

(b)         Powers and Duties of the Committee.    The Committee shall administer this Plan and shall have full power and discretion to adopt, amend and rescind any rules it considers desirable and appropriate for the administration of this Plan and not inconsistent with the terms of this Plan (including, without limitation, rules and deadlines for making elections under the Plan, which deadlines may be more restrictive than the deadlines otherwise set forth in this Plan), to further define the terms used in this Plan, and to make all other determinations necessary or advisable for the administration of this Plan or the effectuation of its purposes. The Committee shall act by majority vote or by unanimous written consent. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan. The Committee shall have full power and discretionary authority to construe and interpret the terms and conditions of this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and any Participant or other person under this Plan, which construction or interpretation shall be final and binding on all parties including the Corporation, Subsidiaries, Participants and beneficiaries. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures, separate offerings, or sub-plans applicable to particular Subsidiaries or locations, which separate offerings or sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan. The Committee may delegate ministerial non-discretionary functions to third parties, including individuals who are officers or employees of the Corporation or Participating Subsidiaries.

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(c)         Decisions of the Committee are Binding; Reliance on Experts.    Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan. Any action taken by, or inaction of, the Corporation, any Participating Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. In making any determination or in taking or not taking any action under this Plan, the Board or Committee, as the case may be, may obtain and may rely on the advice of experts, including professional advisors to the Corporation. No member of the Board or Committee, or officer or agent of the Corporation, will be liable for any action, omission or decision under the Plan taken, made or omitted in good faith.

(d)         Indemnification.    Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

13.         DEATH BENEFITS

In the event of the death of a Participant, the Corporation shall deliver such shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Corporation), the Corporation, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.

14.         TRANSFERABILITY

Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, as provided in Section 13.

The Corporation may require a Participant to hold any shares the Participant acquires under this Plan in a brokerage account identified by the Corporation until the date the shares are transferred, sold or otherwise disposed of in any way by the Participant, or such earlier time as the Corporation may determine.

15.         USE OF FUNDS; INTEREST

All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise).

16.         REPORTS

Statements shall be provided or made available (in writing or electronically) to Participants as soon as administratively practicable following each Exercise Date. Each Participant’s statement shall set forth, as of such Exercise Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

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17.         ADJUSTMENTS OF AND CHANGES IN THE STOCK

Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(a)         proportionately adjust any or all of (i) the number and type of shares of Common Stock or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (ii) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (iii) the Option Price of any or all outstanding Options, or (iv) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options; or

(b)         make provision for a cash payment in settlement of, or for the substitution or exchange of, any or all outstanding Options or the cash, securities or property deliverable to the holder of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.

In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.

Without limiting the generality of Section 12, any good faith determination by the Committee as to whether an adjustment is required in the circumstances pursuant to this Section 17, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

18.         POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS

Upon a dissolution or liquidation of the Corporation, or any other event described in Section 17 that the Corporation does not survive, or does not survive as a publicly-traded company in respect of its Shares, subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Options that are then outstanding under the Plan, each Offering Period then in progress shall be shortened and a new Exercise Date shall be established by the Board or the Committee (the “New Exercise Date”), as of which date the Plan and any Offering Period then in progress shall terminate and all then-outstanding Options under this Plan shall be automatically exercised in accordance with the terms hereof; provided, however, that the New Exercise Date shall not be more than ten (10) days before the date of the consummation of such dissolution, liquidation or other event. The Option Price on the New Exercise Date shall be determined as provided in Section 8(b), and the New Exercise Date shall be treated as the “Exercise Date” for purposes of determining such Option Price.

19.         TERM OF PLAN; AMENDMENT OR TERMINATION

(a)         Effective Date; Termination.    This Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after the tenth (10th) anniversary of the Effective Date, and this Plan shall terminate as of the Exercise Date on or immediately following such date unless sooner terminated pursuant to Section 4, Section 18 or this Section 19.

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(b)         Board Amendment Authority.    The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part, without notice. Stockholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent. Without limiting the generality of the Committee’s amendment authority, the Committee shall have the right to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may become such after the Effective Date), to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2, and to change the definition of Compensation set forth in Section 2 (in each case, subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not constitute an amendment to this Plan requiring stockholder approval.

20.         NOTICES

All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21.         CONDITIONS UPON ISSUANCE OF SHARES

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of shares of Common Stock are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

22.         PLAN CONSTRUCTION

(a)         Section 16.    It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.

(b)         Section 423.    Except as the Committee may expressly provide in the case of one or more separate offerings or sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code.

(c)         Interpretation.    If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

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23.         EMPLOYEES’ RIGHTS

(a)         No Employment Rights.    Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

(b)         No Rights to Assets of the Corporation.    No Participant or other person will have any right, title or interest in any fund or in any specific asset (including shares of Common Stock) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary, on the one hand, and any Participant or other person, on the other hand. To the extent that a Participant or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation. No special or separate reserve, fund or deposit will be made to assure any such payment.

(c)         No Stockholder Rights.    A Participant will not be entitled to any privilege of stock ownership as to any Shares not actually delivered to and held of record by the Participant. Except as expressly required by Section 17, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

24.         MISCELLANEOUS

(a)         Governing Law; Severability.    This Plan, the Options, Subscription Agreements, and other documents related to this Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(b)         Captions and Headings.    Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

(c)         No Effect on Other Plans or Corporate Authority.    The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (i) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Stock), or (ii) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority.

(d)         No Effect on Other Compensation.    Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the Board of Directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides in writing.

25.         STOCKHOLDER APPROVAL

Notwithstanding anything else contained herein to the contrary, the effectiveness of this Plan is subject to the approval of this Plan by the stockholders of the Corporation within twelve months after the Effective Date. No Shares shall be issued or delivered under this Plan until such stockholder approval is obtained and, if such

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stockholder approval is not obtained within such twelve-month period of time, all Contributions credited to a Participant’s Account hereunder shall be refunded to such Participant (without interest) as soon as practicable after the end of such twelve-month period.

26.         TAX WITHHOLDING

Notwithstanding anything else contained herein to the contrary, the Corporation may deduct from a Participant’s Account balance as of an Exercise Date, before the exercise of the Participant’s Option is given effect on such date, the amount of any taxes which the Corporation reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the maximum number of whole shares of Common Stock subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount).

Should the Corporation for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should the Corporation or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code or at any other time in respect of a Participant’s participation in this Plan, the Corporation or Subsidiary, as the case may be, shall have the right at its option to (i) require the Participant to pay or provide for payment of the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (ii) deduct from the Participant’s Account or from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or an affiliate is required to withhold with respect to such event.

27.         NOTICE OF SALE

Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (1) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (2) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such shares were acquired.

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PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.Indemnification of Directors and Officers

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

“(a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

“(b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

“(c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

“(d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

“(e)   Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

“(f)   The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

“(g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

“(h)   For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

“(i)    For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

“(j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

“(k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

The Amended and Restated Certificate of Incorporation will provide for indemnification of SAM’s directors and officers to the maximum extent permitted by the DGCL, and the Amended and Restated Bylaws will provide for indemnification of Parentco’s directors and officers to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, SAM will enter into indemnification agreements with directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require SAM, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1+†

Business Combination Agreement, dated as of May 17, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited (included as Annex A to the proxy statement/prospectus).

2.2†

Amendment No. 1 to Business Combination Agreement, dated as of September 1, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited (included as Annex A to the proxy statement/prospectus).

2.3+	Acquisition Agreement, dated as of March 17, 2021, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.
2.4

Amendment No. 1 to Acquisition Agreement, dated as of August 22, 2021, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.

2.5	Amendment No. 2 to Acquisition Agreement, dated as of May 17, 2022, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.
3.1	Form of Amended and Restated Certificate of Incorporation of SAM (included as Annex B to the proxy statement/prospectus).
3.2	Form of Amended and Restated Bylaws of SAM (included as Annex C to the proxy statement/prospectus).
4.1*	Specimen SAM Common Stock Certificate.
4.2*	Specimen SAM Warrant Certificate.
4.3†

Warrant Agreement, dated as of November 4, 2019, between Continental Stock Transfer & Trust Company and Tuscan Holdings Corp. II (incorporated by reference to Exhibit 4.1 of Tuscan Holdings Corp. II’s Current Report on Form 8 K filed on July 16, 2019).

4.4*	Form of Amendment No. 1 to Warrant Agreement.
5.1*	Opinion of O’Melveny & Myers LLP regarding the validity of the securities being registered.
10.1†

Investment Management Trust Agreement, dated as of July 11, 2019, between Continental Stock Transfer & Trust Company and Tuscan Holdings Corp. II (incorporated by reference to Exhibit 10.1 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on July 16, 2019).

10.2†

Escrow Agreement, dated as of July 11, 2019, among Tuscan Holdings Corp. II, Continental Stock Transfer & Trust Company and Tuscan Holdings Acquisition II LLC (incorporated by reference to Exhibit 10.2 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on July 16, 2019).

10.3†

Registration Rights Agreement, dated as of July 11, 2019, between Tuscan Holdings Corp. II, Tuscan Holdings Acquisition II LLC and EBC Holdings, Inc. (incorporated by reference to Exhibit 10.3 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on July 16, 2019).

10.4.1†

Subscription Agreement, dated as of July 11, 2019, between the Company and Tuscan Holdings Acquisition II LLC (incorporated by reference to Exhibit 10.4.1 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on July 16, 2019).

Exhibit No.	Description
10.4.2†

Subscription Agreement, dated as of July 11, 2019, between the Company and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.4.2 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on July 16, 2019).

10.5	Form of Business Combination Marketing Agreement.
10.6#	Form of SAM 2022 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus)
10.7#	Form of SAM 2022 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus).
10.8†	Confidentiality and Lockup Agreement, dated as of May 17, 2022 (incorporated by reference to Exhibit 10.1 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on May 18, 2022).
10.9†	Voting Support Agreement, dated as of May 17, 2022 (incorporated by reference to Exhibit 10.2 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on May 18, 2022).
10.10†	Sponsor Letter Agreement, dated as of May 17, 2022 (incorporated by reference to Exhibit 10.3 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on May 18, 2022).
10.11†	Form of Registration Rights Agreement, dated as of May 17, 2022 (incorporated by reference to Exhibit 10.4 of Tuscan Holding Corp. II’s Current Report on Form 8 K filed on May 18, 2022).
10.12++	Amended and Restated Share Purchase Agreement, dated as of May 17, 2022, among Surf Air Global Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited.
10.13	Form of SAFE Agreement.
10.14*	Form of Director Indemnification Agreement.
10.15+++	Collaboration & Engineering Services Agreement, dated as of September 15, 2022, by and between Textron Aviation Inc. and Surf Air Mobility Inc.
10.16+++	Amended and Restated Sales and Marketing Agreement, dated as of September 27, 2022, by and between Textron Aviation Inc. and Surf Air Mobility Inc.
10.17+++	Data License Agreement, dated as of September 15, 2022, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc.
10.18	Pilot Pathway Agreement, dated as of July 17, 2019, by and between SkyWest Airlines, Inc. and Southern Airways Corporation.
10.19++	Amendment No. 1 to Pilot Pathway Agreement, dated as of October 1, 2020, by and between SkyWest Airlines, Inc. and Southern Airways Corporation.
10.20+++	Master Agreement, dated as of October 10, 2022, by and between Jetstream Aviation Capital, LLC and Surf Air Mobility Inc.
16.1	Letter from CohnReznick LLP regarding change in certifying accountant.
21.1	List of Subsidiaries.
23.1	Consent of Marcum LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4*	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1).
99.1	Consent of Carl Albert to be named as a director.
99.2	Consent of John D’Agostino to be named as a director.
99.3	Consent of Stan Little to be named as a director.
99.4	Consent of Edward Mady to be named as a director.
99.5	Consent of Ann Nelson to be named as a director.
99.6*	Form of Proxy Card.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Filing Fee Table.

____________

*        To be filed by amendment.

+        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

++      Schedules to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

+++   Specific provisions or terms to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(10)(iv) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

#        Indicates management contract or compensatory plan or arrangement.

†        Filed by Tuscan Holdings Corp. II.

Item 22.Undertakings

(a)         The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 1, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Surf Air being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Hawthorne, State of California, on the 24th day of October, 2022.

By:	/s/ Sudhin Shahani
Sudhin Shahani
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Sudhin Shahani	Chief Executive Officer	October 24, 2022
Sudhin Shahani	(Principal Executive Officer) and Director

/s/ Deanna White	Chief Financial Officer	October 24, 2022
Deanna White	(Principal Financial Officer and Principal Accounting Officer)